

02049333

82- SUBMISSIONS FACING SHE

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME BOC Hong Kong (Holdings) Limited

*CURRENT ADDRESS 52/F, Bank of China Tower
No. 1 Garden Road
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

FILE NO. 82- 34675 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: [signature]
DATE : 9 April 2002



BOC HONG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY UNDER THE COMPANIES ORDINANCE)

GLOBAL OFFERING



82-34675
ARS
12-31-01
RECEIVED
2002
OFFICE OF INTERNATIONAL CORPORATE
CORPORATION FINANCE



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS



BOC INTERNATIONAL



Goldman Sachs



UBS Warburg

JOINT SPONSORS



BOCI Asia Limited



Goldman Sachs



UBS Warburg

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to adjustment and the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**229,843,500 (subject to adjustment)**
Maximum Offer Price:	**HK$9.50 per Offer Share payable in full on application in Hong Kong dollars, subject to refund**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners



BOC International Holdings Limited



Goldman Sachs (Asia) L.L.C.



UBS Warburg

Joint Sponsors



BOCI Asia Limited



Goldman Sachs (Asia) L.L.C.



UBS Warburg Asia Limited

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, together with the documents specified in the section headed "Documents Delivered to the Registrar of Companies" in Appendix VIII, has been registered by the Registrar of Companies in Hong Kong as required by Section 38D of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong. The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this prospectus or any other document referred to above.

The Offer Price is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, on the Price Determination Date. The Price Determination Date is expected to be on or before July 20, 2002.

The Offer Price will be not more than HK$9.50 per Offer Share and is currently expected to be not less than HK$6.93 per Offer Share. The Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers) may, with the consent of BOC, the Selling Shareholder and the Company, reduce the number of Offer Shares and/or the indicative Offer Price range below that stated in this prospectus (which is HK$6.93 to HK$9.50 per Offer Share) at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, a notice of the reduction in the number of Offer Shares and/or the indicative Offer Price range will be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal not later than the morning of the last day for lodging applications in the Hong Kong Public Offering. Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced. Investors applying for Hong Kong Offer Shares must pay the maximum price of HK$9.50 per Hong Kong Offer Share, together with brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%, subject to refund if the final Offer Price determined as described above should be lower than the maximum Offer Price.

If, for any reason, the Offer Price is not agreed among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, on or before July 20, 2002, the Global Offering will not proceed.

July 15, 2002

Latest time to lodge PINK Application Forms	12:00 noon, Wednesday, July 17, 2002
Application lists open[2]	11:45 a.m., Thursday, July 18, 2002
Latest time to lodge WHITE, BLUE and YELLOW Application Forms	12:00 noon, Thursday, July 18, 2002
Application lists close	12:00 noon, Thursday, July 18, 2002
Price Determination Date on or before[3]	Saturday, July 20, 2002
Announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering, the basis of allocations of the Hong Kong Offer Shares and the final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, to be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on	Tuesday, July 23, 2002
Results of allocations of the Hong Kong Offer Shares to be available through a variety of channels (further details are set out in the section headed "Prospectus, Application Forms and Results of Allocations") available from	Tuesday, July 23, 2002
Share certificates to be despatched on or before[4][5]	Tuesday, July 23, 2002
Dealings in the Shares on the Stock Exchange expected to commence on	Thursday, July 25, 2002
Refund cheques to be despatched on or before[6]	Thursday, July 25, 2002

(1) All times refer to Hong Kong local time, except as otherwise stated. Details of the structure of the Global Offering, including its conditions, are set out in the section headed "Structure of the Global Offering".

(2) If there is a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, July 18, 2002, or if there are similar extraneous factors as are acceptable to the Stock Exchange, the application lists will not open on that day. Further information is set out in the section headed "How to Apply for Hong Kong Offer Shares — When to Apply for Hong Kong Offer Shares — Effect of Bad Weather Conditions on the Opening of the Application Lists".

(3) If, for any reason, the Offer Price is not agreed on or before Saturday, July 20, 2002, the Global Offering will not proceed.

(4) Share certificates for the Hong Kong Offer Shares are expected to be despatched on or before Tuesday, July 23, 2002, but will only become valid certificates of title at 6:00 a.m. on Thursday, July 25, 2002, provided that (i) the Global Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting" has not been exercised.

(5) Applicants who apply for and are successfully allocated 200,000 or more Hong Kong Offer Shares using WHITE or BLUE Application Forms may collect their share certificates in person from the Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on Tuesday, July 23, 2002. Applicants being individuals who opt for personal collection must not authorise any other person to make their collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' respective chops. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Share Registrar. Uncollected share certificates will be despatched by ordinary post and at the applicants' own risk to the addresses stated on the relevant Application Forms.

(6) Refund cheques will be despatched in respect of wholly or partially unsuccessful applications, in respect of successful applications if the final Offer Price is less than the maximum Offer Price payable on application and in respect of the Retail Discount. Refund cheques cannot be collected.

Further information on the despatch of share certificates and refund cheques is set out in the sections headed "Terms and Conditions of the Hong Kong Public Offering — If Your Application for Hong Kong Offer Shares is Successful (in Whole or in Part)", "— Refund of Your Money — Additional Information" and "— Miscellaneous". **Investors who trade Shares on the basis of publicly available allocation details prior to the receipt of share certificates do so entirely at their own risk.**

CONTENTS

You should rely only on the information contained in this prospectus and the Application Forms to make your investment decision. No person has been authorized to provide you with information that is different from what is contained in this prospectus. Any information or representation not made in this prospectus must not be relied on by you as having been authorized by us, BOC, the Selling Shareholder, the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters, the International Purchasers, any of our/their respective directors or any other person involved in the Global Offering.

CONTENTS

This summary aims to give you an overview of the information contained in this prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the Offer Shares.

We were incorporated on September 12, 2001. Our current corporate and operating structure was established as a result of a comprehensive restructuring of the commercial banking operations of the BOC HK Group, which became effective on October 1, 2001. Our consolidated financial statements included elsewhere in this prospectus have been prepared as if our current group structure and operations had been in existence throughout the three years ended December 31, 2001. Our operating and financial information presented in this prospectus in respect of any time prior to October 1, 2001 reflect the commercial banking operations of the BOC HK Group.

OVERVIEW

We are a leading commercial banking group in Hong Kong. Through 343 branches, 434 ATMs and other delivery channels in Hong Kong, we offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK, our principal operating subsidiary, is one of the three bank note issuing banks in Hong Kong. In addition, we have 14 branches in Mainland China to meet the cross-border banking needs of our Hong Kong and Mainland China customers. We are the second largest commercial banking group in Hong Kong in terms of assets and customer deposits. At December 31, 2001, we were one of the two largest lenders in Hong Kong. For the year ended December 31, 2001, our operating profit before provisions and profit attributable to shareholders were HK$13,162 million and HK$2,768 million, respectively. At December 31, 2001, we had total assets of HK$766,140 million and shareholders' funds of HK$52,170 million.

We have three principal lines of business:

- *Retail banking.* We are a leader in the retail banking sector in Hong Kong. At December 31, 2001, we were the third largest home mortgage lender with a 16% market share in terms of outstanding loans and one of the largest credit card issuers in Hong Kong. We provide our retail customers with a comprehensive range of retail banking products and services, including deposits, home mortgage loans, home ownership scheme loans, remittances, credit cards, investment product services such as securities, investment funds, insurance, foreign exchange, bullion trading and personal wealth management services. We also offer a series of other retail products and services to meet the diverse needs of our customers, including auto pay, safe deposit boxes, direct debit services, trustee services and money exchange;

- *Corporate banking.* We are a leader in the corporate banking sector in Hong Kong. At December 31, 2001, we were one of the two largest corporate lenders in Hong Kong, with a 15.6% market share in terms of outstanding loans. We provide our corporate and institutional customers with a variety of banking products and services, including deposit products, loan products such as working capital finance, syndicated loans, project finance and asset finance, and non-interest income-based products and services such as syndicated loan arrangements, credit facility arrangements, trade finance arrangements, cash management products and services, MPF services and insurance agency services. We also offer other non-interest income-based services to our corporate customers, including remittance services and securities trading services; and

- *Treasury.* We are one of the leading participants in the inter-bank money market in Hong Kong. We also provide traditional treasury services to retail customers, including foreign exchange and bullion trading, and were voted by Global Finance magazine as one of the best foreign exchange banks in 2001. Through our treasury operations, we participate in inter-bank money market transactions and provide order execution services to our customers with respect to their foreign exchange and derivative transactions. We also participate in capital markets transactions to effect our securities investments and, to a limited extent, engage in proprietary trading, primarily of foreign exchange and debt securities. In addition, we also provide other treasury services to our customers, including real time price and customer order execution services, currency option-linked deposit pricing and execution services and bullion trading.

Through our relationship with BOC, we believe we are uniquely positioned to expand and capture Mainland China related banking business by leveraging products of BOC's non-banking subsidiaries and affiliates in Hong Kong, including BOCI Securities and BOC Insurance, and BOC's extensive branch network and customer base in Mainland China and globally.

THE RESTRUCTURING AND MERGER

We were incorporated on September 12, 2001 to hold the entire equity interest in BOCHK, our principal operating subsidiary. On October 1, 2001, substantially all of the commercial banking businesses and related assets and liabilities of nine entities previously within the commercial banking operations of the BOC HK Group were transferred to Po Sang, whose name was changed to Bank of China (Hong Kong) Limited on the same date. These included the Hong Kong branch of BOC, the Hong Kong and Mainland China branches of the PRC organized banks and one Hong Kong incorporated subsidiary bank of BOC. On the same date, two additional Hong Kong incorporated subsidiary banks and a credit card subsidiary company of BOC became subsidiaries of BOCHK. To realize the full benefits of the merger, we have also undertaken a restructuring to integrate these merged operations and to enhance them in line with leading market practices.

The Restructuring and Merger was undertaken to enhance shareholder value and to achieve the following specific objectives:

- unify our brand identity;
- centralize our management;
- institute corporate governance in line with leading market practices;
- implement a customer-focused and sales-driven operating structure;
- reduce costs and improve efficiency through centralization of functions, elimination of duplication and economies of scale;
- adopt more centralized, independent and comprehensive risk management systems and practices in line with international standards;
- establish a technological and organizational infrastructure to enable us to achieve our objectives; and
- streamline and rationalize our workforce, and motivate them to achieve higher standards of performance.

Rights, interests, benefits and liabilities under certain agreements, whose transfer is governed by laws other than Hong Kong law, were not transferred by the Merger Ordinance and required further steps to be taken in order to transfer them to BOCHK. With respect to a small number of these transactions, where the transfer is yet to be fully completed, the Restructuring and Merger may have constituted an event of default under the governing transaction documents, as a result of which the agreements may be terminated at the discretion of the counterparty and BOCHK would not receive the benefits of such agreements. Termination of such agreements would currently not have a material impact on our financial condition or results of operations.

OUR STRENGTHS

Our principal strengths include the following:

- the "Bank of China" brand, one of the most well-recognized brands in Hong Kong;
- a leading presence in the financial services market in Hong Kong;
- an extensive distribution network for banking products and services in Hong Kong;
- integrated financial services offerings and substantial cross selling opportunities; and
- a competitive advantage in Mainland China related banking businesses.

OUR STRATEGY

Our objective is to maximize shareholder value. To achieve this objective, we plan to leverage our strengths and capitalize on the opportunities arising from the Restructuring and Merger. Specifically, we intend to strengthen our position as one of the leading commercial banking groups in Hong Kong and increase our profitability by focusing on the following strategic initiatives:

- increase revenues through more effective cross selling;
- focus on high return product segments;
- improve profitability by optimizing our asset-liability mix and pricing;
- improve asset quality;
- enhance operating efficiencies;
- manage our capital base to maximize shareholders' value;
- increase employee productivity and create a customer-focused culture; and
- capitalize on our relationship with BOC to better serve our customers and strengthen our position in both the Hong Kong and the Mainland China financial services markets.

RISK FACTORS

There are certain risks and considerations relating to an investment in the Offer Shares. These can be categorized into (i) risks relating to our loan portfolio, (ii) risks relating to our business, (iii) risks relating to the Restructuring and Merger, (iv) operational risks at BOC, (v) risks relating to Hong Kong and Mainland China, (vi) risks relating to the banking industry in Hong Kong and (vii) risks relating to the Global Offering. These risk factors and considerations are further described in the section headed "Risk Factors" and are summarized as follows:

Risks Relating to Our Loan Portfolio

- If we are unable to control and reduce the level of classified loans in our loan portfolio, our financial condition and results of operations will be adversely affected.
- The implementation of our enhanced credit approval, monitoring and evaluation practices could result in downward reclassifications of loans and higher charges for bad and doubtful debts, which would adversely affect our reported financial condition and results of operations.
- A continuing slowdown in loan growth would result in decreased revenues and income and adversely affect our financial condition and results of operations.
- Our outstanding loans are heavily concentrated in the property development sector, the property investment sector and the wholesale and retail trade sector, and any extended downturn in these sectors may adversely affect our financial condition and results of operations.
- Any significant decline in the value of the collateral securing our loans may adversely affect our financial condition and results of operations.
- The loan classification and provisioning system for Hong Kong banks is different in certain respects from that in the United States and certain other countries.

Risk Relating to Our Business

- Initiatives aimed at improving our asset quality, increasing our revenues and reducing our costs may not be successful.
- We are implementing enhanced risk management systems and practices and are in the process of strengthening our internal audit and compliance functions, which may not in all cases be effective and complete in the short term; any failure by us to implement effectively, and any failure by our staff to follow consistently, our enhanced risk management systems and practices and our contemplated compliance practices may adversely affect our financial condition and results of operations.
- Any substantial failure to carry out planned improvements in our information technology infrastructure and in our management information systems properly or in a timely manner could adversely affect our competitiveness, financial condition and results of operations in the long run.
- The highly competitive nature of the banking industry in Hong Kong could adversely affect our profitability.
- We will be controlled by BOC, whose interests may not always coincide with the interests of our other shareholders.
- Our ability to conduct our business may be affected by BOC's credit exposure limits, which may make our business less competitive and adversely affect our financial condition and results of operations.
- We may need additional capital in the future, and we cannot assure you that we would be able to obtain such capital on acceptable terms, or at all.
- Discontinuation of, or amendment to, the link of the Hong Kong dollar to the U.S. dollar or devaluation of the Hong Kong dollar could adversely affect our liquidity position as well as our financial condition and results of operations.
- Our business is vulnerable to volatility in interest rates, which is beyond our control.

- Our liquidity may be adversely affected if a substantial portion of our depositors fails to roll over deposited funds upon maturity.
- Our business, reputation and prospects may be adversely affected if we are not able to detect and prevent fraud or other misconduct committed by our employees or outsiders on a timely basis.
- Decreases in the value of our premises and investment properties may adversely affect our financial condition and results of operations.

Risks Relating to the Restructuring and Merger

- Any failure to develop a new corporate and risk management culture within the Group or to achieve the full integration of the operations of the entities that merged into BOCHK on a timely basis could have an adverse effect on our ability to implement our strategy and to realize fully the intended benefits of the Restructuring and Merger.
- Our consolidated historical financial results may not be representative of our results as a company with combined operations.

Operational Risks at BOC

- Recently reported incidents involving allegations of misconduct by BOC's officers and customers, and any reports of similar incidents of misconduct in the future, may adversely affect our business prospects as well as our share price, financial condition and results of operations.

Risks Relating to Hong Kong and Mainland China

- An economic downturn in Hong Kong may materially and adversely affect our financial condition and results of operations.
- Any deterioration in the economic and political environment in Mainland China or any future exchange rate volatility relating to the Renminbi may materially and adversely affect our financial condition and results of operations.
- New entrants in the Mainland China banking market as a result of the PRC joining the WTO may increase competition and reduce our future profitability.

Risks Relating to the Banking Industry in Hong Kong

- Material changes in the regulations that govern us and our business activities may adversely affect our business and future financial performance.

Risks Relating to the Global Offering

- If an active market for the Shares and the ADSs fails to develop or be sustained, the price of the Shares and the ADSs may fall.
- Our actual financial performance may vary materially from the prospective financial information contained in this prospectus, which may adversely affect the market price of the Shares and the ADSs.
- Future sales of substantial amounts of the Shares or ADSs in the public market could adversely affect the prevailing market price of the Shares or ADSs.

BANK OF CHINA AND ITS RELATIONSHIP WITH US

BOC will indirectly control, immediately following the completion of the Global Offering, over 70% of our issued Shares (assuming the Over-allotment Option is not exercised). BOC will be able to elect all members of the Board of Directors, may exercise significant influence over our business and will be able to control matters requiring shareholders' approval. BOC is the PRC's pre-eminent foreign exchange bank and one of the largest state-owned commercial banks in the PRC.

BOC has restructured its commercial banking operations in Hong Kong to form the Group. We provide services to, obtain services from, and enter into transactions with, BOC. All of these relationships and transactions will be on an arm's length basis and either on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and established and conducted within the relevant regulatory requirements. After the Global Offering, we intend to continue coordinating and cooperating with BOC on both strategic and operational levels where such coordination and cooperation is in our best commercial interests.

While we intend to continue coordinating and cooperating with BOC on both strategic and operational levels, we believe that we are financially independent from BOC and operate as a separate legal entity.

Certain of our operations overlap with and/or are complementary to those of BOC and its Associates. See the section headed "Bank of China and Its Relationship with Us — Overlapping and Complementary Business" for further information. To the extent that we compete with BOC or its Associates, we believe that our interests are adequately protected by adhering to good corporate governance practices and the involvement of the independent non-executive Directors.

DIRECTORS, SENIOR MANAGEMENT AND STAFF

The Board of Directors provides guidance and strategic direction with respect to our operations and supervises our operations (other than those of Nanyang and Chiyu) through its committees, comprising the audit committee, the risk management committee and the remuneration committee. See the sections headed "Directors, Senior Management and Staff — Audit Committee", "Directors, Senior Management and Staff — Risk Management Committee" and "Director, Senior Management and Staff — Remuneration Committee" for further information.

Our day-to-day operations are directed by our senior management. Our senior management is comprised of our chief executive, our four deputy chief executives (separately responsible for the retail banking, corporate banking and treasury, business planning and finance and business support services strategic business units of the Group), our chief financial officer, our chief risk officer and our company secretary. Our chief executive, our deputy chief executives, our chief financial officer and our chief risk officer have significant experience in the banking industry in Hong Kong and/or Mainland China. Our senior management is remunerated by BOCHK and is incentivized to act in the best interests of the Group. All of the foregoing members of our senior management team, including our chief executive who is our only executive Director, are ordinarily resident in Hong Kong. See the sections headed "Directors, Senior Management and Staff — Directors" and "Directors, Senior Management and Staff — Other Senior Management Personnel" for further information on our chief executive and senior management team.

Each of Nanyang and Chiyu continues to conduct its business as a separate legal entity with its own operational structure. BOCHK maintains its supervision over the management of Nanyang and Chiyu, in particular in the areas of finance, risk management, audit and classified loan management, through its representation on their boards of directors.

THE GLOBAL OFFERING

The Global Offering consists of (i) the Hong Kong Public Offering of an initial 229,843,500 Offer Shares and (ii) the International Offering of an initial 2,068,591,500 Offer Shares (which may, at the option of investors, be delivered in the form of ADSs), each representing 10% and 90%, respectively, of the total number of Offer Shares initially available in the Global Offering.

The Offer Price is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with us, on the Price Determination Date, when market demand for the Offer Shares will be determined. If, for any reason, the Offer Price is not agreed on or before July 20, 2002, the Global Offering will not proceed.

The Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers) may, with the consent of BOC, the Selling Shareholder and us, reduce the number of Offer Shares and/or the indicative Offer Price range below that stated in this prospectus (which is HK$6.93 to HK$9.50 per Offer Share) at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, a notice of the reduction in the number of Offer Shares and/or the indicative Offer Price range will be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal not later than the morning of the last day for lodging applications in the Hong Kong Public Offering. Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced.

Before submitting applications for Hong Kong Offer Shares, applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative Offer Price range may not be made and published until the last day for lodging applications in the Hong Kong Public Offering.

Investors may apply for Hong Kong Offer Shares in the Hong Kong Public Offering or apply, or indicate an interest, for Offer Shares and/or ADSs in the International Offering, but may not do both.

The Hong Kong Public Offering is a fully underwritten public offer, subject to agreement as to pricing and the other conditions described in the section headed "Structure of the Global Offering — Conditions of the Global Offering". An initial amount of 229,843,500 Offer Shares is being offered in the Hong Kong Public Offering for sale to the public in Hong Kong.

For allocation purposes only, of the 229,843,500 Offer Shares initially being offered for purchase in the Hong Kong Public Offering, (i) up to 22,983,500 Hong Kong Offer Shares (representing 10% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by full-time employees of the Group (other than the Directors, the existing beneficial owners of the Shares or their respective Associates) and (ii) no less than 206,860,000 Hong Kong Offer Shares (representing 90% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by the public.

Paragraph 3 of Practice Note 18 of the Listing Rules requires the total number of Hong Kong Offer Shares pursuant to (ii) above to be divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

An application has been made for, and the Stock Exchange has granted, a waiver from strict compliance with paragraph 3 of Practice Note 18 of the Listing Rules such that BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with us, shall have absolute discretion in determining the number of Hong Kong Offer Shares which shall comprise each of Pool A and Pool B. The number of Hong Kong Offer Shares comprised in each of Pool A and Pool B will initially be divided equally between the two pools. However, if demand for Hong Kong Offer Shares falling within Pool A is significant or otherwise justified, and irrespective of whether Pool B is undersubscribed or not, it is expected that the number of Hong Kong Offer Shares comprising Pool A will be increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares.

In accordance with Practice Note 18 of the Listing Rules, Hong Kong Offer Shares in each of Pool A and Pool B are available on an equitable basis to applicants falling within each pool.

Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected.

In addition, the number of Hong Kong Offer Shares comprised in Pool A and Pool B will not be determined until after applications have been made. Following such determination, applications in excess of the number of Hong Kong Offer Shares finally determined to be comprised in Pool B (but not more than the initial maximum number) will be deemed to have been made at the number of Hong Kong Offer Shares finally determined to be in Pool B.

Paragraph 4.2 of Practice Note 18 of the Listing Rules requires a clawback mechanism to be put in place which would have the effect of increasing the number of Hong Kong Offer Shares to certain percentages of the total number of Offer Shares offered in the Global Offering if certain prescribed total demand levels are reached. An application has been made for, and the Stock Exchange has granted, a waiver from strict compliance with paragraph 4.2 of Practice Note 18 of the Listing Rules such that, in the event of over-applications, BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with us, shall apply a clawback mechanism following the closing of the application lists on the basis of factors including, among other matters, the total demand in the Hong Kong Public Offering, with a view to ensuring that applicants in the Hong Kong Public Offering are treated no less favorably than they would otherwise have been under the clawback requirements as set out in Practice Note 18 of the Listing Rules.

If a clawback mechanism is applied, the number of Offer Shares allocated to the International Offering will be correspondingly reduced, in such manner as the Joint Global Coordinators deem appropriate, and such additional Offer Shares will be allocated to the Hong Kong Public Offering.

If the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators have the authority to reallocate all or any unsubscribed Hong Kong Offer Shares to the International Offering.

The final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, will, following the determination by BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002 with the announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares.

The results of allocations of the Hong Kong Offer Shares will be available through a variety of channels from Tuesday, July 23, 2002. Further details are set out in the section headed "Prospectus, Application Forms and Results of Allocations".

The Selling Shareholder is expected to grant to the International Purchasers the Over-allotment Option, exercisable by the Joint Global Coordinators (or any of them or their respective affiliates) on behalf of the International Purchasers, within 30 days from the date on which dealings in the Shares commence on the Stock Exchange, to require the Selling Shareholder to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price solely to cover over-allocations in the International Offering, if any. The Joint Global Coordinators (or any of them or their respective affiliates) may also cover these sales through the stock borrowing arrangements described in the section headed "Structure of the Global Offering — Stabilization".

In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that it will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares.

Full-time employees of the Group (other than the Directors, the existing beneficial owners of the Shares and their respective Associates) will be entitled to apply for Hong Kong Offer Shares on a preferential basis by using **PINK** Application Forms. Such employees will receive no preference as to entitlement of allocation in respect of applications for Hong Kong Offer Shares made on **WHITE**, **BLUE** or **YELLOW** Application Forms.

We have applied to the Stock Exchange, and the Stock Exchange has accepted that, pursuant to Rule 8.08(1) of the Listing Rules, the prescribed minimum percentage of Shares which must be in the hands of the public is 15% because we have an expected market capitalization at the time of listing of over HK$4,000 million and the number of Shares concerned is expected to be sufficient to ensure that there is an open market in the Shares.

Further details of the structure of the Global Offering are set out in the section headed "Structure of the Global Offering".

RETAIL DISCOUNT

Certain individuals who satisfy the eligibility conditions in the section headed "Retail Discount — Eligibility Conditions" who apply for Hong Kong Offer Shares in the Hong Kong Public Offering using a **WHITE** and/or **PINK** Application Form will be eligible to receive the Retail Discount. The Retail Discount will be available only in connection with Hong Kong Offer Shares purchased in the Hong Kong Public Offering.

The Retail Discount is only available with respect to the first HK$5 million (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee and before applying the Retail Discount) worth of Hong Kong Offer Shares allocated in a successful application, rounded down to the nearest board lot.

Further details of the Retail Discount are set out in the section headed "Retail Discount".

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Rule 8.06 of the Listing Rules requires that the latest financial period reported on by PricewaterhouseCoopers, our auditors and reporting accountants, to have ended not more than six months before the date of this prospectus. As the latest financial period reported on by PricewaterhouseCoopers in the Accountants' Report set out in Appendix I was the year ended December 31, 2001, this prospectus must be dated no later than June 30, 2002 in order to comply with the requirements of Rule 8.06. The Stock Exchange has granted us a waiver with respect to this requirement.

The Directors confirm that they have performed sufficient due diligence on the Group to ensure that there has been no material adverse change in the financial or trading position or prospects of the Group from December 31, 2001 to the date of this prospectus and that there has been no event since December 31, 2001 which would materially affect the information shown in the Accountants' Report set out in Appendix I.

You should read the summary consolidated financial and operating information set forth below in conjunction with the Accountants' Report set out in Appendix I and the section headed "Financial Information". The summary profit and loss account information for the three years ended December 31, 2001 and the summary balance sheet information at December 31, 1999, 2000 and 2001 set forth below are derived from the Accountants' Report set out in Appendix I. The basis of preparation is set out in note 2(a) to the Accountants' Report.

	Year ended December 31,		
	1999	2000	2001
	HK$	HK$	HK$
	(in millions, except for per share data)		
Profit and Loss Account Data:			
Interest income	51,409	55,449	38,307
Interest expense	(36,589)	(39,403)	(23,320)
Net interest income	14,820	16,046	14,987
Other operating income[1]	4,661	4,652	4,022
Operating income	19,481	20,698	19,009
Operating expenses	(6,334)	(5,734)	(5,847)
Operating profit before provisions	13,147	14,964	13,162
Charge for bad and doubtful debts	(9,966)	(8,593)	(7,412)
Operating profit after provisions	3,181	6,371	5,750
Non-operating gains (losses)[2]	590	5	(2,017)
Profit before taxation	3,771	6,376	3,733
Taxation	(550)	(1,178)	(832)
Profit after taxation	3,221	5,198	2,901
Minority interests	(154)	(151)	(133)
Profit attributable to shareholders	3,067	5,047	2,768
Dividends	438	962	—
Earnings per share[3]	0.058	0.095	0.052
Earnings per Share, as adjusted[4]	0.290	0.477	0.262

SUMMARY

	At December 31,		
	1999	2000	2001
	HK$	HK$	HK$
	(in millions, except for per Share data)		
Balance Sheet Data:			
Advances	317,556	325,569	308,108
Total assets	772,954	839,370	766,140
Average total assets	816,778	830,331	810,702
Current, fixed, savings and other deposits of customers	589,421	624,726	606,428
Total liabilities	740,492	804,493	712,904
Shareholders' funds	31,006	33,345	52,170
Minority interests	1,456	1,532	1,066
Average shareholders' funds	30,367	32,176	37,889
Shareholders' funds per share[5]	0.59	0.63	0.99
Shareholders' funds per Share, as adjusted[4]	2.95	3.15	4.95

(1) Consists primarily of net fee and commission income (including loan origination and syndication fees, securities, brokerage commissions and credit card fees), net foreign exchange gain, net realized and unrealized gain from other investments in securities, gross rental income from investment properties and dividend income.

(2) Consists of direct costs relating to the Restructuring and Merger, including stamp duties and severance costs, net gain and loss on the disposal or revaluation of fixed assets, net gains on the disposal of held-to-maturity securities and investment securities, provisions and write-back of provisions for impairment in held-to-maturity securities and investment securities, gains and losses on the disposal of subsidiaries, gain on the disposal of associates, provisions for the impairment in associates and our share of net profit and losses of associates.

(3) Earnings per share amounts have been computed by dividing profit attributable to shareholders by the number of shares in issue at October 1, 2001, without taking into account the Share Consolidation which occurred on July 10, 2002.

(4) Adjustment is made to give effect to the Share Consolidation, as if such Shares had been outstanding for all relevant periods.

(5) Shareholders' funds per share amounts have been computed by dividing shareholders' funds by the number of shares in issue at October 1, 2001, without taking into account the Share Consolidation which occurred on July 10, 2002.

	At or for the year ended December 31,		
	1999	2000	2001
	(in percentages and ratios)		
Financial Ratios:			
Profitability ratios			
Net interest margin	1.93	2.06	1.95
Other operating income to operating income	23.9	22.5	21.2
Efficiency ratio (operating expenses to operating income)	32.5	27.7	30.8
Return on average total assets[1]	0.39	0.63	0.36
Return on average shareholders' funds[2]	—	—	7.31
Asset and credit quality ratios			
Specific provisions for bad and doubtful loans to loans to customers	4.40	3.23	3.27
Specific provisions for bad and doubtful loans to non-performing loans	34.6	31.7	29.8
Specific and general provisions for bad and doubtful loans to non-performing loans	51.7	56.6	48.2
Classified loans to gross loans to customers	15.9	10.6	11.5
Classified loans less specific provisions for bad and doubtful loans as a percentage of shareholders' funds[2]	—	—	50.8

Other ratios[3]			
Capital adequacy ratio[4]	—	—	14.38
Adjusted capital adequacy ratio[4]	—	—	14.57
Average liquidity ratio — BOCHK[5]	—	—	39.88

(1) Return on average total assets is calculated by dividing the profit after taxation with the average of the opening and closing balance of total assets for the year.

(2) Figures for 1999 and 2000 are not presented as our shareholders' funds increased substantially after the Restructuring and Merger, and therefore a comparison with these years is not meaningful. Return on average shareholders' funds is calculated by dividing the profit attributable to shareholders with the average shareholders' funds. Average shareholder's funds is calculated as the average of the opening and closing balance of shareholders' funds for the year (after adjusting for certain capitalization events).

(3) Other ratios are computed with respect to BOCHK and its subsidiaries and are derived from the Unaudited Supplementary Financial Information set out in Appendix II. You should read them in conjunction with the information set out in Appendix II.

(4) As the Hong Kong branches of the Transferring Banks (other than Hua Chiao) were not required to maintain a minimum capital adequacy ratio prior to the Restructuring and Merger, a comparison of the capital adequacy ratio and adjusted capital adequacy ratio for 1999 and 2000 is not meaningful and accordingly is not presented.

(5) Prior to the Restructuring and Merger, the liquidity ratio of each of the Transferring Banks was managed on an individual basis. As a result, the average liquidity ratios of BOCHK for the periods prior to the Restructuring and Merger are not comparable and accordingly are not presented.

FORECASTS FOR THE YEAR ENDING DECEMBER 31, 2002

Forecast profit attributable to shareholders[1]	not less than HK$6,281 million
Forecast earnings per Share[2][3]	HK$0.594

(1) The bases and assumptions on which the above profit forecast has been prepared are set out in Appendix III.

(2) The calculation of the forecast basic earnings per Share is based on the forecast profit attributable to shareholders for the year ending December 31, 2002 assuming that the 10,572,780,266 Shares in issue prior to the Global Offering were in issue throughout the year ending December 31, 2002. The calculation takes no account of any Shares which may be issued upon the exercise of options granted under the Share Option Scheme or the Sharesave Plan or which may be issued or repurchased pursuant to the Issue Mandate or the Repurchase Mandate, as the case may be, as referred to in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in Appendix VI.

(3) There is no difference between basic and diluted forecast earnings per Share.

OFFER STATISTICS

	Based on an Offer Price of HK$6.93 per Offer Share[1]	Based on an Offer Price of HK$9.50 per Offer Share[1]
Market capitalization[2]	HK$73,269 million	HK$100,441 million
Adjusted net tangible asset value per Share (after dividend)[3][4]	HK$4.98	HK$4.98
Adjusted net tangible asset value per Share (before dividend)[3]	HK$5.16	HK$5.16
Prospective price/earnings multiple[5]	11.7 times	16.0 times

(1) The Offer Price does not include brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%.

(2) The calculation of market capitalization is based on 10,572,780,266 Shares being in issue immediately following the completion of the Global Offering, without taking into account any Shares which may be issued or repurchased pursuant to the Issue Mandate or the Repurchase Mandate, as the case may be, as referred to in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in Appendix VI.

(3) The adjusted net tangible asset value per Share has been arrived at after making the adjustments referred to in the section headed "Financial Information — Adjusted Net Tangible Assets" on the basis of 10,572,780,266 Shares being in issue immediately following the completion of the Global Offering, without taking into account any Shares which may be issued or repurchased pursuant to the Issue Mandate or the Repurchase Mandate, as the case may be, as referred to in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in Appendix VI.

(4) On June 28, 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the Share Consolidation) or HK$0.183 per Share (taking into account the Share Consolidation) with respect to the period from January 1, 2002 to June 18, 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated by our operations.

(5) The calculation of the prospective price/earnings multiple is based on the forecast earnings per Share of HK$0.594.

DIVIDEND POLICY

The Board of Directors may declare interim dividends at any time in accordance with the Articles of Association. The Board of Directors anticipates that in the subsequent financial years, subject to our financial performance, we will pay two dividends, if any, in respect of each financial year with interim and final dividends payable in September and April, respectively.

On June 28, 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the Share Consolidation) or HK$0.183 per Share (taking into account the Share Consolidation) with respect to the period from January 1, 2002 to June 18, 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated by our operations.

In the absence of unforeseen circumstances, the Board of Directors intends to recommend a final dividend in respect of the year ending December 31, 2002, payable in or around April 2003. The Board of Directors intends to set an initial dividend payout ratio of approximately 60% to 70% of our profit attributable to shareholders with respect to the year ending December 31, 2002. As we would not have been listed for the whole of the year ending December 31, 2002, such dividend payment will be pro rated based on the period from the date of listing to December 31, 2002.

Further details relating to dividends are contained in the section headed "Financial Information — Dividend Policy".

PROCEEDS OF THE GLOBAL OFFERING

The Selling Shareholder will receive all of the net proceeds of the Global Offering which (after deducting the commissions and the estimated expenses payable by the Selling Shareholder in connection with the Global Offering and without taking into account the Retail Discount, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$9.50 per Offer Share, being the maximum Offer Price) are estimated to be approximately HK$20,764 million (or approximately HK$23,918 million if the Over-allotment Option is exercised in full).

We will not receive any of the proceeds from the Global Offering.

There are risks associated with any investment. Some of the particular risks in investing in the Offer Shares or ADSs are set out in the section headed "Risk Factors". You should read that section carefully before you decide to invest in the Offer Shares or ADSs.

In this prospectus, unless the context otherwise requires, the following terms shall have the meanings set out below:

"1999 Portfolio"	the loans transferred to Zhong Gang in 1999 pursuant to a number of sale agreements
"2002 Portfolio"	the loans transferred to BOC Cayman pursuant to the 2002 Sale Agreement
"2002 Sale Agreement"	the agreement dated June 26, 2002 entered into between BOC Cayman and the Company relating to the sale of the 2002 Portfolio
"ADS"	an American depositary share issued by the Depositary representing ownership of 20 Shares
"Application Forms"	**WHITE**, **BLUE**, **YELLOW** and **PINK** application forms or, where the context so requires, any of them
"Appointed Time"	October 1, 2001
"Articles of Association"	the articles of association of the Company
"Associate"	has the meaning ascribed to "associate" in the Listing Rules
"ATM"	automated teller machine
"authorized institution"	a bank, a restricted licence bank or a deposit-taking company as such terms are defined in the Banking Ordinance
"Bank of China" or "BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"Bank of China Hong Kong Branch"	the business carried on by BOC in or from its branch in Hong Kong, all existing Property and Liabilities of BOC Hong Kong branch of whatsoever nature as recorded in or created by any of the books and records of BOC and other Property and Liabilities of BOC Hong Kong branch related thereto, and such other Property and Liabilities as may be agreed between BOCHK and BOC Hong Kong branch, other than Excluded Property and Liabilities
"Banking Ordinance"	the Banking Ordinance, Chapter 155 of the Laws of Hong Kong, as amended
"Board" or "Board of Directors"	the board of directors of BOC Hong Kong (Holdings) Limited
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Cayman"	the Cayman Islands branch of Bank of China
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK

"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34%, respectively
"BOC HK Group"	has the meaning ascribed to it in the section headed "The Restructuring and Merger — History of BOC's Commercial Banking Operations in Hong Kong" on page 55
"BOCHK"	Bank of China (Hong Kong) Limited (formerly known as Po Sang), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"BOC Investment"	Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Asia"	BOCI Asia Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOC Markets"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Overlapping and Complementary Business" on page 166
"BOC Markets Services Agreement"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 185
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee

	and Prudential hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"business day"	a day that is not a Saturday, Sunday or public holiday in Hong Kong
"CBS"	Corporate Banking Service, our corporate banking online delivery channel
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"China South Sea"	The China & South Sea Bank Limited, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"China State"	The China State Bank, Limited, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"Chip Bee"	an institution registered in the PRC which has exercised its beneficial interests in Chiyu collectively through Chip Bee Private Institution (私立集美學校基金), Chip Bee Foundation (集美基金) and other nominee shareholders historically recognized by Chiyu and BOC
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"classified loans"	loans in the "substandard", "doubtful" and "loss" categories as defined under the loan classification framework adopted by the Hong Kong Monetary Authority
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as amended
"Company", "we" or "us"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, and except where the context otherwise requires, these references are to the Group
"connected person"	has the meaning ascribed to it in the Listing Rules
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules
"Credit Card Cooperation and Services Agreement"	has the meaning ascribed to it in the Section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 180

"Deed of Copyright Assignment"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 171
"Deed of Trust and Indemnity"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 171
"Depositary"	Citibank, N.A., as depositary in relation to the ADSs
"Derivatives Agreement"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 172
"Director(s)"	the director(s) of BOC Hong Kong (Holdings) Limited
"Eligibility Conditions"	the conditions which must be met by applicants in order to receive the Retail Discount, as further described in the section headed "Retail Discount — Eligibility Conditions"
"Estate Duty Ordinance"	the Estate Duty Ordinance, Chapter 111 of the Laws of Hong Kong, as amended
"Eversound"	Eversound Investments Limited, a company incorporated under the laws of Hong Kong, in which the Group holds an equity interest of 99%
"Excluded Property and Liabilities"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 170
"GDP"	gross domestic product
"Gold Fortune"	Gold Fortune Management Corporation, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOC Investment
"Global Offering"	the Hong Kong Public Offering and the International Offering
"Group"	the Company and its subsidiaries or, where the context so requires in respect of any time prior to October 1, 2001, BOCHK, Nanyang, Chiyu, BOC-CC, the Merging Branches and the Undertaking of Hua Chiao (and their relevant subsidiaries) which were transferred to BOCHK pursuant to the Restructuring and Merger
"HIBOR"	Hong Kong inter-bank offered rate
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Branches of the PRC organized banks"	the businesses carried on by the PRC organized banks in or from their branches in Hong Kong, all existing Property and Liabilities of the Hong Kong branches of the PRC organized banks of whatsoever nature as recorded in or created by any

	of the books and records of the PRC organized banks and any other Property and Liabilities of the Hong Kong branches of the PRC organized banks related thereto, and such other Property and Liabilities as may be agreed between BOCHK and the relevant Hong Kong Branch of the PRC organized banks, other than Excluded Property and Liabilities
"Hong Kong dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong GAAP"	generally accepted accounting principles in Hong Kong
"Hong Kong Offer Shares"	the Offer Shares offered in the Hong Kong Public Offering
"Hong Kong Public Offering"	the offer for sale of the Hong Kong Offer Shares in Hong Kong at the Offer Price and on and subject to the terms and conditions of this prospectus and the Application Forms, as further described in the section headed "Structure of the Global Offering"
"Hong Kong Underwriters"	BOCI Asia Limited, Goldman Sachs (Asia) L.L.C., UBS Warburg a business group of UBS AG, BNP Paribas Peregrine Securities Limited, China Everbright Capital Limited, CLSA Limited, The Hongkong and Shanghai Banking Corporation Limited, BCOM Securities Company Limited, CEF Capital Limited, Celestial Capital Limited, China Insurance Group Securities Limited, Core Pacific-Yamaichi International (H.K.) Limited, CSC Securities (HK) Limited, Dao Heng Securities Limited, DBS Asia Capital Limited, First Shanghai Securities Limited, Grand Cathay Securities (Hong Kong) Limited, Guotai Junan Securities (Hong Kong) Limited, Hang Seng Securities Limited, ICEA Capital Limited, Ka Wah Capital Limited, KGI Asia Limited, Kingsway SW Securities Limited, Shenyin Wanguo Capital (H.K.) Limited, South China Securities Limited, Sun Hung Kai International Limited and Tai Fook Securities Company Limited
"Hong Kong Underwriting Agreement"	the underwriting agreement relating to the Hong Kong Public Offering dated July 12, 2002 entered into among BOC, the Selling Shareholder, the Company, the Joint Global Coordinators and the Hong Kong Underwriters, as described in the section headed "Underwriting"
"Hua Chiao"	Hua Chiao Commercial Limited (formerly known as Hua Chiao Commercial Bank Limited), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"ICAC"	Independent Commission Against Corruption
"International Card"	BOC's Great Wall International Card
"International Offering"	the offer for sale of certain Offer Shares (which may, at the option of investors, be delivered in the form of ADSs) to

	investors, as further described in the section headed "Structure of the Global Offering"
"International Purchasers"	BOCI Asia Limited, Goldman Sachs (Asia) L.L.C., UBS Warburg a business group of UBS AG, Deutsche Bank AG, Hong Kong Branch, Merrill Lynch Far East Limited, Morgan Stanley & Co. International Limited, Nomura International plc, Salomon Brothers International Limited, ABN AMRO Rothschild, Cazenove Asia Limited, Daiwa Securities SMBC Hong Kong Limited, Fox-Pitt, Kelton N.V., ING Bank N.V., J.P. Morgan Securities Limited, Lehman Brothers Securities Asia Limited and SG Securities (HK) Limited
"International Purchase Agreement"	the international purchase agreement relating to the International Offering, expected to be entered into on or about July 20, 2002, among BOC, the Selling Shareholder, the Company and the International Purchasers, as described in the section headed "Underwriting"
"Issue Mandate"	the general and unconditional mandate granted to the Directors by the shareholders of the Company, as further described in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in Appendix VI
"JETCO"	Joint Electronic Teller Services Limited
"Joint Global Coordinators" or "Joint Bookrunners"	BOCI, Goldman Sachs (Asia) L.L.C. and UBS Warburg a business group of UBS AG, in their capacities as Joint Global Coordinators and/or Joint Bookrunners, as the context may require
"Joint Sponsors"	BOCI Asia, Goldman Sachs (Asia) L.L.C. and UBS Warburg Asia Limited
"Kincheng"	Kincheng Banking Corporation, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"Kwangtung"	The Kwangtung Provincial Bank, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"Kwangtung Shenzhen Branch"	the business carried on by Kwangtung in or from its branch in Shenzhen in Mainland China, all existing Property and Liabilities of the Shenzhen branch of Kwangtung of whatsoever nature as recorded in or created by any of the books and records of Kwangtung and any other Property and Liabilities of the Shenzhen branch of Kwangtung related thereto, and such other Property and Liabilities as may be agreed between BOCHK and Kwangtung Shenzhen Branch, other than Excluded Property and Liabilities

"Legal Tender Notes Issue Ordinance"	the Legal Tender Notes Issue Ordinance, Chapter 65 of the Laws of Hong Kong (as amended)
"Legislative Council"	the Legislative Council of Hong Kong
"Liabilities"	includes duties and obligations of every description (whether present or future, actual or contingent)
"LIBOR"	London inter-bank offered rate
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Deed"	has the meaning ascribed to it in the section headed "Bank of China and its Relationship with Us — Connected Transactions" on page 173
"Macau"	the Macau Special Administrative Region of the PRC
"Mainland China"	the mainland of the PRC
"Memorandum of Association"	the memorandum of association of the Company
"Merger Agreement"	the agreement dated May 31, 2001 entered into among the Transferring Banks and BOCHK
"Merger Agreement (as supplemented)"	the Merger Agreement as supplemented by the Supplemental Merger Agreement
"Merger Ordinance"	the Bank of China (Hong Kong) Limited (Merger) Ordinance, Chapter 1167 of the Laws of Hong Kong
"Merging Branches"	has the meaning ascribed to it in the section headed "The Restructuring and Merger" in Appendix VI on page VI-4
"MPF"	mandatory provident fund
"MPF Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"National Commercial"	The National Commercial Bank Limited, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"NBCE"	"non-bank Chinese entity" as defined by the Hong Kong Monetary Authority
"non-performing loans"	loans and advances to customers on which interest is placed in suspense or on which interest accrual has ceased
"OCC"	the United States Office of the Comptroller of Currency

"Offer Price"	the final Hong Kong dollar price per Offer Share (exclusive of brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee) at which Offer Shares are to be sold in the Hong Kong Public Offering, to be determined as described in the section headed "Structure of the Global Offering"
"Offer Shares"	the Shares offered in the Global Offering
"ORSO schemes"	occupational retirement schemes
"Over-allotment Option"	the option to be granted by the Selling Shareholder to the International Purchasers, exercisable by the Joint Global Coordinators on behalf of the International Purchasers, to require the Selling Shareholder to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs) solely to cover over-allocations in the International Offering, if any, as described in the section headed "Structure of the Global Offering"
"PBOC"	the People's Bank of China, the central bank of the PRC
"Personal Data (Privacy) Ordinance"	the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong, as amended
"Po Sang"	Po Sang Bank Limited, now known as BOCHK
"Pooling Funds"	has the meaning ascribed to it in the section headed "Relationship with the Bank of China — Connected Transactions" on page 183
"PRC"	the People's Republic of China, but for the purposes of this prospectus only (unless otherwise indicated) excludes Hong Kong, Taiwan and Macau
"PRC organized banks"	Kwangtung, Sin Hua, China South Sea, Kincheng, China State, National Commercial and Yien Yieh
"Pre-Listing Share Option Scheme"	the pre-listing share option scheme adopted by the Selling Shareholder, the principal terms of which are summarized in the section headed "Pre-Listing Share Option Scheme" in Appendix VI
"Price Determination Agreement"	an agreement to be entered into on the Price Determination Date among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder
"Price Determination Date"	the date, expected to be on or before July 20, 2002, on which the offer prices of the Offer Shares and the ADSs are to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after

	consultation with the Company, for the purposes of the Hong Kong Public Offering and the International Offering
"Property"	property and assets of every description wheresoever situate and rights of every description (whether present or future, actual or contingent), and includes property held on trust or in a fiduciary capacity and various types of security interests, benefits and powers of every description
"Prudential"	Prudential Corporation Holdings Limited
"QIBs"	qualified institutional buyers within the meaning of Rule 144A
"Regulation S"	Regulation S under the U.S. Securities Act
"Renminbi Card"	BOC's Great Wall Renminbi Card
"Repurchase Mandate"	the general and unconditional mandate granted to the Directors by the shareholders of the Company, as further described in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in Appendix VI
"Restructuring and Merger"	the restructuring and merger as described in the section headed "The Restructuring and Merger"
"Retail Discount"	the retail discount available to eligible applicants in the Hong Kong Public Offering, as further described in the section headed "Retail Discount"
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"Rule 144A"	Rule 144A under the U.S. Securities Act
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong, as amended
"Securities Ordinance"	the Securities Ordinance, Chapter 333 of the Laws of Hong Kong, as amended
"Selling Shareholder"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"Services and Relationship Agreement"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 184
"Share(s)"	ordinary share(s) of HK$5.00 each in the capital of the Company
"Share Consolidation"	has the meaning ascribed to it in the section headed "Further Information About the Company — Changes in Share Capital" in Appendix VI on page VI-1
"Share Option Scheme"	the share option scheme conditionally approved and adopted by the shareholders of the Company on July 10, 2002, the

	principal terms of which are summarized in the section headed "Share Option Scheme" in Appendix VI
"Share Registrar"	Computershare Hong Kong Investor Services Limited
"Sharesave Plan"	the sharesave plan conditionally approved and adopted by the shareholders of the Company on July 10, 2002, the principal terms of which are summarized in the section headed "Sharesave Plan" in Appendix VI
"Sin Chiao"	Sin Chiao Enterprises Corporation Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"Sin Hua"	Sin Hua Bank Limited, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"Sin Hua Shenzhen Branch"	the business carried on by Sin Hua in or from its branch in Shenzhen in Mainland China, and all existing Property and Liabilities of the Shenzhen branch of Sin Hua of whatsoever nature as recorded in or created by any of the books and records of Sin Hua and any other Property and Liabilities of the Shenzhen branch of Sin Hua related thereto, and such other Property and Liabilities as may be agreed between BOCHK and Sin Hua Shenzhen Branch, other than Excluded Property and Liabilities
"SME"	small and medium-sized enterprise
"Stamp Duty Ordinance"	the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, as amended
"Standard Chartered"	Standard Chartered Bank, a company incorporated under the laws of England and Wales
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Strategic Placing Agreement"	has the meaning ascribed to it in the section headed "Structure of the Global Offering — Strategic Placing" on page 257
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules
"Sun Chung"	Sun Chung Property Management Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC Investment
"Supplemental Merger Agreement"	the supplemental agreement to the Merger Agreement dated September 30, 2001 entered into among the parties to the Merger Agreement, BOCHKG, BOC (BVI) and the Company
"Trademark Licence Agreement"	has the meaning ascribed to it in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" on page 171

"Transferring Banks"	BOC, the PRC organized banks and Hua Chiao
"Undertaking of Hua Chiao"	the business and all existing Property and Liabilities of Hua Chiao of whatsoever nature, other than Excluded Property and Liabilities
"U.S." or "United States"	the United States of America
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"US GAAP"	generally accepted accounting principles in the United States
"U.S. Securities Act"	the United States Securities Act of 1933, as amended
"WTO"	the World Trade Organization
"Yien Yieh"	The Yien Yieh Commercial Bank Limited, formerly a company organized under the laws of the PRC and a wholly owned subsidiary of BOC, which has been dissolved by merger into BOC
"Zhejiang Bank"	Zhejiang Commercial Bank Limited, a PRC Sino-foreign joint venture bank, in which Nanyang and BOC hold equity interests of 25% and 40%, respectively
"Zhong Gang"	Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC

Unless otherwise indicated, the information in this prospectus assumes that the Over-allotment Option is not exercised.

For the purpose of illustration only and unless otherwise specified in this prospectus, amounts denominated in RMB have been translated into HK$ at the rate of RMB1.0614 = HK$1.00 and amounts denominated in US$ have been translated into HK$ at the rate of US$1.00 = HK$7.80.

In evaluating an investment in the Offer Shares or the ADSs, potential investors should consider carefully all the information in this prospectus, including the risk factors set out below.

RISKS RELATING TO OUR LOAN PORTFOLIO

If we are unable to control and reduce the level of classified loans in our loan portfolio, our financial condition and results of operations will be adversely affected.

Our results of operations have been, and continue to be, negatively impacted by our non-performing loans. At December 31, 2001, our gross classified loans were HK$37,086 million, which represented 11.5% of our loans to customers. At December 31, 2001, our general provision and specific provision for bad and doubtful debts were HK$6,538 million and HK$10,576 million, respectively. For the three years ended December 31, 1999, 2000 and 2001, the charge for bad and doubtful debts in connection with our loans was HK$9,958 million, HK$8,563 million and HK$7,423 million, respectively, representing approximately 75.7%, 57.2% and 56.4%, respectively, of our operating profit before provisions for the same periods. The portion of our loans which is classified is higher than that of our principal competitors in Hong Kong.

In 1999, we sold approximately HK$25,414 million gross book value of classified loans with associated provisions of HK$5,363 million to Zhong Gang, a wholly owned subsidiary of BOC. In the absence of this sale, our reported classified loans, cumulative provisions and charges for bad and doubtful debts for 1999, 2000 and 2001 would have been higher. In addition, on June 26, 2002, we sold to BOC Cayman a portfolio of HK$7,344 million gross book value of classified loans. On a pro forma basis, after giving effect to the transfer of the 2002 Portfolio as if it had occurred on December 31, 2001, we would have had classified loans totaling HK$29,540 million and a classified loan ratio of 9.5% at December 31, 2001. Our historical data for classified loans and related charges for bad and doubtful debts may not reflect the full extent of any deterioration in our asset quality and, as a result, any historical trends with respect to our classified loans must be viewed in light of the 1999 classified loan dispositions.

Our provisions may not be adequate to cover any further increase in the amount of classified loans or any future deterioration in the overall credit quality of our loan portfolio, including the value of the underlying collateral. In particular, the amount of our reported loan losses may increase in the future as a result of growth in our loan portfolio or factors beyond our control, such as the impact of macroeconomic trends and political events affecting Hong Kong. Moreover, in connection with its periodic examinations of our operations, the Hong Kong Monetary Authority has in the past required, and may in the future require, us to change the classification of some of our loans, which may increase our level of classified loans. If we are unable to control and reduce the level of our classified loans, our financial condition and results of operations will be adversely affected.

The implementation of our enhanced credit approval, monitoring and evaluation practices could result in downward reclassifications of loans and higher charges for bad and doubtful debts, which would adversely affect our reported financial condition and results of operations.

Prior to the Restructuring and Merger, each member bank of the BOC HK Group had formulated its own credit approval, monitoring and evaluation practices for provisioning purposes, which generally followed the guidelines of the Hong Kong Monetary Authority. In implementing these practices, some member banks paid more attention to the status of overdue payments and collateral, which may have led to inconsistencies in loan classification, inadequate assessment of the repayment ability of the borrowers and guarantors, inadequate collateral valuations, inappropriate loan restructuring and rolling over of classified loans. We believe that, as a result of the inconsistencies in implementing these practices among the member banks, the reported levels of our classified loans and related charges for bad and doubtful debts may have been lower than that which would have been reported by other leading commercial banks. Our historical classified loan and related charges for bad and doubtful debts data may not, as a result, reflect the full extent of any deterioration in our asset quality. As part of our efforts to further improve our asset quality control and review procedures, we have enhanced our credit monitoring and evaluation practices and their implementation. The implementation of these enhanced practices could result in downward reclassifications of loans and higher charges for bad and doubtful debts. Any increase in our reported classified loans, downward reclassification of loans and charges for bad and doubtful debts as a result of these steps will adversely affect our reported financial condition and results of operations. See the section headed "Description of Our Assets and Liabilities — Assets — Classified Loans — Historical Factors Impacting Our Classified Loans, Provisions and Write-Offs".

A continuing slowdown in loan growth would result in decreased revenues and income and adversely affect our financial condition and results of operations.

Our net loans to customers increased 2.4% in 2000 and decreased 4.5% in 2001. A major reason for this decline was the slowdown in economic activity in Hong Kong in 2001 compared to 2000. In addition, the economies of the United States and certain other developed countries also experienced a significant slowdown in 2001, which was exacerbated by the terrorist attacks in the United States in September 2001. Although the Hong Kong government has stated that it expects the Hong Kong economy to experience GDP growth of 1% in 2002 and 3% in the medium term as compared to 0.2% in 2001, we do not expect significant real growth in our loan portfolio until the Hong Kong economy recovers, and we believe a recovery in the Hong Kong economy depends in part upon the economic performance of the United States and Mainland China, as well as certain other developed countries. In addition, our adoption, and more consistent and stringent implementation, of enhanced credit risk management systems and practices may result in a reduction in loans to be made to our customers. A continued slowdown in loan growth may result in decreased revenues and income and adversely affect our financial condition and results of operations.

Our outstanding loans are heavily concentrated in the property development sector, the property investment sector and the wholesale and retail trade sector, and any extended downturn in these sectors may adversely affect our financial condition and results of operations.

At December 31, 2001, approximately 15.2%, 9.4% and 7.6% of our loans to customers were concentrated in the property investment sector, the property development sector and the wholesale and retail trade sector, respectively. At the same date, approximately 24.6%, 7.3% and 17.8% of our classified loans were concentrated in these three sectors, respectively. In addition, at the same date, approximately 25.8% and 6.3% of our loans to customers were concentrated in home mortgage loans and home ownership scheme loans, respectively. The Hong Kong property market is cyclical and property prices in general have been volatile. Since 1997, the property development and property investment sectors in Hong Kong have been adversely affected by significant declines in property prices and transaction volumes. The wholesale and retail trade sector has in recent years been adversely affected by the general slowdown of economic activity in Hong Kong. An extended downturn in these sectors may reduce the borrowing activities in these sectors, increase the levels of our classified loans and related charges for bad and doubtful debts, reduce our net profit and adversely affect our financial condition and results of operations.

Any significant decline in the value of the collateral securing our loans may adversely affect our financial condition and results of operations.

A substantial portion of our loans is secured by real estate and other assets in Hong Kong. At December 31, 2001, approximately 57.1% of the aggregate principal amount of our classified loans was covered by collateral based on the recorded appraised value of such collateral at that date. We expect that further downward adjustments to the value of the collateral securing our loans may be required. In addition, these collateral values may continue to decline until the Hong Kong economy recovers or the property market improves. Any decline in the value of the collateral securing our loans may result in an increase in our charges for bad and doubtful debts and a reduction in the recovery from collateral realization, which may reduce our net profit and capital and may adversely affect our financial condition and results of operations.

The loan classification and provisioning system for Hong Kong banks is different in certain respects from that in the United States and certain other countries.

The banking industry in Hong Kong is primarily regulated by the Hong Kong Monetary Authority. The Hong Kong Monetary Authority's guidelines state that the principal determination in classifying a loan should be a judgment based on an assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of the principal or interest on a loan. These guidelines may be different from the standards employed by banks in the United States and certain other countries. Consequently, banks in the United States and certain other countries may recognize levels of provisions on loans which may be different from banks in Hong Kong.

Hong Kong banks also typically write off classified loans only after all legally available avenues for recovery have been taken, and this may result in loans being written off at a later stage than would be the case for banks in the United States and certain other countries. The possible delay in writing off classified loans of banks in Hong Kong may result in a higher level of classified loans and associated loan provisions than that of banks in the United States and certain other countries.

RISKS RELATING TO OUR BUSINESS

Initiatives aimed at improving our asset quality, increasing our revenues and reducing our costs may not be successful.

As part of the Restructuring and Merger, we have recently commenced developing and implementing a number of initiatives to improve our asset quality, increase our revenues and reduce our costs. See the section headed "Business — Our Strategy".

We cannot assure you that these initiatives will be successful or that we will realize the intended benefits of these initiatives generally or within our desired time frame. The failure of, or any delay in realizing the intended benefits of, these or other initiatives may adversely affect our business, financial condition and results of operations.

We are implementing enhanced risk management systems and practices and are in the process of strengthening our internal audit and compliance functions, which may not in all cases be effective and complete in the short term; any failure by us to implement effectively, and any failure by our staff to follow consistently, our enhanced risk management systems and practices and our contemplated compliance practices may adversely affect our financial condition and results of operations.

Prior to the Restructuring and Merger, each of the member banks of the BOC HK Group was responsible for its own risk management and conducted its own risk management within the guidelines prescribed by BOC and under the direct supervision of Bank of China Hong Kong — Macau Regional Office. Although the member banks followed certain common risk management standards and practices, such as unified credit rating and loan provisioning standards, the different risk management cultures and practices among these member banks led to a lack of uniformity in the implementation of these standards. Similarly, internal audit and compliance functions at the member banks were relatively independent and of uneven effectiveness. Deficiencies in these areas led to lapses in compliance with laws, regulations and regulatory guidelines by the member banks. As part of the Restructuring and Merger, we have enhanced our risk management control systems and practices and are in the process of strengthening our internal audit and compliance functions. The implementation of these changes is, however, ongoing and our ability to monitor compliance with these new controls through effective reporting practices may not be fully effective in all cases. Moreover, in light of the historical credit control and compliance practices of the member banks of the BOC HK Group prevailing prior to the Restructuring and Merger, our staff may require a longer period of time to adjust to these new or prospective controls and compliance practices, and we cannot assure you that our staff will be able to follow consistently these new controls and complete the process of strengthening our compliance practices in the short term. See the section headed "Business — Risk Management". Failure to implement effectively or follow consistently our enhanced risk management systems and practices or our contemplated compliance practices may adversely affect our financial condition and results of operations.

Any substantial failure to carry out planned improvements in our information technology infrastructure and in our management information systems properly or in a timely manner could adversely affect our competitiveness, financial condition and results of operations in the long run.

Our ability to remain competitive will depend in part on our ability to upgrade our information technology infrastructure on a timely and cost effective basis. In particular, we must make significant investments and improvements in our information technology infrastructure in order to remain competitive. In addition, the information available to and received by our management through our existing information systems may not be timely and sufficient for our management to manage risks and plan for and respond to market and other developments in our current operating environment. As a result, we intend to upgrade significantly our information technology infrastructure and management information systems. Any substantial failure to improve or upgrade our information technology infrastructure and management information systems properly or on a timely basis could adversely affect our competitiveness, financial condition and results of operations in the long run.

The highly competitive nature of the banking industry in Hong Kong could adversely affect our profitability.

The Hong Kong banking industry is increasingly competitive. We face competition from other Hong Kong incorporated banks and branches of international banks, some of which may have greater financial, management and other resources than we do. Many of these banks compete with us for substantially the same loan, deposit and fee customers. Moreover, international financial institutions have been establishing or strengthening their presence, and larger Hong Kong-based financial institutions have been consolidating their market position, in the Hong Kong banking market through acquisitions of banks, finance companies and stock brokerage firms. In addition, we compete for customers with restricted licence banks, deposit-taking companies and insurance companies. Furthermore, we compete with consumer finance companies for retail banking customers, and investment banks and other financial intermediaries for investment and fund raising customers. This intense competition has in recent years contributed in part to declining interest margins and consolidation in the banking industry in Hong Kong. Increasing competition could adversely affect our financial condition and results of operations by, among other things:

- reducing our market share in our principal lines of business;
- reducing the growth of our loan portfolio;
- decreasing our net interest margins and spreads;
- reducing the returns from new products or services; or
- increasing non-interest expenses, such as sales and marketing expenses.

We will be controlled by BOC, whose interests may not always coincide with the interests of our other shareholders.

Immediately following the completion of the Global Offering (assuming that the Over-allotment Option is not exercised), BOC will indirectly control over 70% of our issued Shares. Accordingly, BOC may be able to exercise significant influence over our business and will be able to control matters requiring shareholders' approval, including:

- the election of Directors;
- our merger or consolidation with other entities;
- the timing and amount of our dividend payments; and
- other actions that require the approval of our shareholders.

The interests of BOC as our ultimate controlling shareholder could conflict with the interests of our other shareholders.

In addition, we may compete with BOC as we pursue business opportunities in Mainland China. Any such competition may have an adverse effect on our business, financial condition and results of operations by reducing our revenues or raising our operating costs, or both, and by inhibiting our ability to cooperate effectively with BOC in the development of our Mainland China related business. See the section headed "Bank of China and Its Relationship with Us — Overlapping and Complementary Business" for further information.

Our ability to conduct our business may be affected by BOC's credit exposure limits, which may make our business less competitive and adversely affect our financial condition and results of operations.

As a subsidiary of BOC, our ability to extend credit to a customer or counterparty of BOC may be constrained by BOC's overall credit exposure limits and specific credit exposure limits to that customer or counterparty. Any constraint on our ability to conduct operations in our best economic interest may make our business less competitive, as well as adversely affect our financial condition and results of operations.

We may need additional capital in the future, and we cannot assure you that we would be able to obtain such capital on acceptable terms, or at all.

The economic slowdown and the uncertain economic outlook in Hong Kong, the United States and certain other developed countries may result in a deterioration of our capital adequacy position. In particular, we may experience further deterioration in our asset quality. Any increase in our provisions for bad and doubtful debts, including as a result of the implementation of our enhanced credit approval, monitoring and evaluation practices, will decrease our operating profit after provisions. To the extent that our future operating income is not sufficient to meet provisioning requirements, our capital will be eroded, and we may be required to obtain new capital. In addition, the Hong Kong Monetary Authority has in the past required, and may in the future require, us to increase the level of our provisions in connection with its periodic examinations of our operations. A requirement to significantly increase the level of our provisions would adversely affect our financial condition, results of operations and capital position. Moreover, the Hong Kong Monetary Authority may increase our required capital levels in the future in response to, among other things, an adverse economic or credit environment. In addition, in order for us to grow, remain competitive, enter new businesses or expand our base of operations, we may require new capital in the future. We anticipate raising additional capital through public equity issuances in the future. We cannot assure you that we will be able to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant dilution of shareholders' interests.

Discontinuation of, or amendment to, the link of the Hong Kong dollar to the U.S. dollar or devaluation of the Hong Kong dollar could adversely affect our liquidity position as well as our financial condition and results of operations.

The Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00 since October 17, 1983. The Hong Kong government has stated that it is fully committed to maintaining exchange rate stability under this linked exchange rate system. In the event this policy were to be changed or there were to be a devaluation of the Hong Kong dollar, it could adversely affect the Hong Kong economy and, as a result, our financial condition and results of operations. We cannot assure you that the Hong Kong dollar will continue to be linked to the U.S. dollar at the current exchange rate or at all. At December 31, 2001, we had U.S. dollar denominated assets of approximately HK$267,997 million and U.S. dollar denominated liabilities of approximately HK$258,954 million, representing approximately 35.0% and approximately 36.3% of our total assets and liabilities, respectively, at the same date. A significant change in the exchange rate between the U.S. dollar and the Hong Kong dollar may have an adverse effect on our liquidity, financial position and capital.

Our business is vulnerable to volatility in interest rates, which is beyond our control.

As with most commercial banks, our results of operations depend to a great extent on our net interest income. For the year ended December 31, 2001, our net interest income represented approximately 78.8% of our operating income. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Interest rates in Hong Kong are highly sensitive to many factors over which we have no control, including, among others:

- the monetary policies of the Hong Kong Monetary Authority, which tend to follow the monetary policies of the United States;
- the regulatory framework of the banking and financial sectors in Hong Kong; and
- domestic and international economic and political conditions.

Any volatility in interest rates could adversely affect our financial condition and results of operations. In particular, the low interest rate environment currently prevailing in Hong Kong has resulted in a compression of our net interest margin. This has in turn adversely affected our net interest income and reduced our profitability. We cannot assure you that the low interest rate environment will not persist.

Our liquidity may be adversely affected if a substantial portion of our depositors fails to roll over deposited funds upon maturity.

Currently, a significant part of our funding requirements is met through short term funding sources, primarily in the form of deposits, including customer deposits and inter-bank deposits, which include certificates of deposit. At December 31, 2001, our aggregate deposits payable on demand constituted approximately 31.6% of our total deposits. In addition, time deposits with a residual maturity of three months or less constituted approximately 62.3% of our total deposits at the same date. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, we cannot assure you that this will continue to be the case. If a substantial portion of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected and we may be required to seek more expensive sources of short term or long term funding to finance our operations.

Our business, reputation and prospects may be adversely affected if we are not able to detect and prevent fraud or other misconduct committed by our employees or outsiders on a timely basis.

There have been a number of highly publicized cases involving fraud and misconduct by employees or outsiders in the financial services industry in recent years, and, like other banks, we also run the risk that fraud and other misconduct committed by employees or outsiders could occur and adversely affect our business, reputation and prospects. We currently have various systems and procedures in place to monitor our operations, and we plan to continually improve our control and compliance operations, including our management information systems. However, our current management information systems and procedures may not be capable of identifying or capturing all suspicious transactions, and we need to further improve staff awareness of suspicious transactions and proper reporting procedures. In addition, it is not always possible to detect and prevent fraud and other misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

Decreases in the value of our premises and investment properties may adversely affect our financial condition and results of operations.

We own a significant number of premises and investment properties. At December 31, 2001, we owned HK$20,206 million of premises and investment properties. Effective October 1, 2001, we changed our accounting policy in respect of premises and investment properties to state them at approximate fair value. See the section headed "Financial Information — Overview — Basis of Presentation and Critical Accounting Policies" and note 2(g) to the Accountants' Report set out in Appendix I. As a result of the adoption of this new accounting policy, our premises and investment properties will be subject to periodic valuation, which may affect our results of operations. For example, we incurred a net loss from revaluation of certain premises and investment properties of HK$1,241 million in 2001. We cannot assure you that the prices of real properties and fixed assets in Hong Kong will not continue to decline and adversely affect our financial condition and results of operations.

RISKS RELATING TO THE RESTRUCTURING AND MERGER

Any failure to develop a new corporate and risk management culture within the Group or to achieve the full integration of the operations of the entities that merged into BOCHK on a timely basis could have an adverse effect on our ability to implement our strategy and to realize fully the intended benefits of the Restructuring and Merger.

On October 1, 2001, substantially all of the commercial banking businesses and related assets and liabilities of nine entities previously within the BOC HK Group were transferred to

BOCHK. These included the Hong Kong branch of BOC, the Hong Kong and Mainland China branches of the PRC organized banks, and one Hong Kong incorporated subsidiary bank of BOC. At the same date, two additional Hong Kong incorporated subsidiary banks and a credit card subsidiary company of BOC became subsidiaries of BOCHK. See the section headed "The Restructuring and Merger".

Prior to the Restructuring and Merger, each of these entities had its own brand, separate business, information system, management and employees, risk management practices, operating policies and strategic plans, which had facilitated different corporate and risk management cultures among these entities. Our ability to develop successfully a new corporate and risk management culture within the Group is essential to implement our strategy and to realize fully the intended benefits of the Restructuring and Merger. We cannot assure you that we will be able to promote and develop successfully a new corporate and risk management culture within the Group. In addition, we may not be able to integrate fully and expeditiously our assets, information technology systems and operations into a single organizational structure. To the extent we are unable to develop successfully a new corporate and risk management culture or to achieve the full integration on a timely basis, we will encounter difficulties in implementing our strategy and realizing fully the intended benefits of the Restructuring and Merger. This could adversely affect our business prospects and long term competitiveness.

Our consolidated historical financial results may not be representative of our results as a company with combined operations.

Our principal operating subsidiary has a limited operating history as a combined entity. Prior to the Restructuring and Merger, our various businesses were owned and operated by separate entities controlled by BOC, our ultimate controlling shareholder. As a result, our consolidated historical financial statements included elsewhere in this prospectus may not necessarily reflect what our financial position, results of operations and cash flows would have been had the commercial banking operations of the BOC HK Group been combined as of the beginning of the periods presented. For example, historically, the operations of the member banks of the BOC HK Group were organized and managed primarily along separate bank and branch lines. As part of the Restructuring and Merger, BOCHK has reorganized its combined operations into four strategic business units. Accordingly, our consolidated historical financial results may not be representative of the results of BOCHK as a combined entity, and our historical results must be viewed in light of the Restructuring and Merger.

OPERATIONAL RISKS AT BOC

Recently reported incidents involving allegations of misconduct by BOC's officers and customers, and any reports of similar incidents of misconduct in the future, may adversely affect our business prospects as well as our share price, financial condition and results of operations.

As part of the overall reform of the PRC banking system, BOC's management is leading a transition designed to build BOC into a market-driven, client-oriented, world class financial services institution. BOC's management has focused on the improvement of BOC's internal controls as a critical component of this transition. This includes implementation of corporate governance, operational risk management and comprehensive information technology infrastructure. As a result of prior inadequacies of such infrastructure, as well as an evolving policy and regulatory environment for banking in the PRC, BOC experienced significant operational problems in the past, some of which involved misconduct by members of BOC's senior management. See the sections headed "Bank of China and Its Relationship with Us — Incidents Attracting Adverse Publicity to BOC" and "Business — Legal and Regulatory Proceedings — Incidents in which BOCHK was, or was Alleged to be, Involved". As BOC continues to strengthen its corporate governance, operational risk management and information technology infrastructure, there is a risk that additional problems generating adverse publicity may come to light. We cannot assure you that these reported incidents of misconduct, as well as any reports of similar incidents in the future, would not have an adverse effect on our business prospects. Moreover, these incidents may adversely affect our share price, financial condition and results of operations.

RISKS RELATING TO HONG KONG AND MAINLAND CHINA

An economic downturn in Hong Kong may materially and adversely affect our financial condition and results of operations.

We conduct most of our operations and generate most of our revenues in Hong Kong. Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall economy and the political environment in Hong Kong. As a result, any downturn in the Hong Kong economy may adversely affect our financial condition and results of operations. For example, the 1997 Asian financial crisis and the subsequent economic downturn in Hong Kong resulted in, among other things, reduced loan volumes and increased classified loans, all of which negatively affected our profitability in 1998 and, more significantly, in 1999. Although economic conditions in Hong Kong improved from the second half of 1999 through 2000, general economic conditions deteriorated significantly in 2001 compared to 2000. In addition, the Hong Kong economy continued to be slow during the first half of 2002. Furthermore, the economies of the United States as well as certain other developed countries also experienced a significant slowdown, which was exacerbated by the terrorist attacks in the United States in September 2001. Although the Hong Kong government has stated that it expects the Hong Kong economy to experience GDP growth of 1% in 2002 and 3% in the medium term as compared to 0.2% in 2001, we expect a recovery in the Hong Kong economy to depend in part upon the economic performance of the United States and Mainland China, as well as certain other developed countries. We cannot assure you that economic conditions in Hong Kong will improve in the future or that our operations will not be affected by the continued deterioration in the Hong Kong economy. See the section headed "Financial Information — Overview — Business Environment".

Any deterioration in the economic and political environment in Mainland China or any future exchange rate volatility relating to the Renminbi may materially and adversely affect our financial condition and results of operations.

We are most significantly exposed to foreign risk with respect to loans to entities with exposure to Mainland China. Entities with exposure to Mainland China include NBCEs as well as other entities located in Mainland China. At December 31, 2001, we had HK$98,782 million of Mainland China related foreign exposures which consisted of exposures to counterparties, issuers or borrowers located in Mainland China or located outside of Mainland China but with respect to which the borrower has transferred its risk or obligation to an entity in Mainland China in the form of a guarantee or otherwise. These exposures represented approximately 12.9% of our total assets at that date. At the same date, loans to NBCEs totaled HK$38,836 million, which represented approximately 12.0% of our total loans to customers at that date. See the section headed "Description of Our Assets and Liabilities — Assets — Foreign Exposure". Our exposure to Mainland China may increase in the future. Our business will be affected by the general state of the economy in Mainland China and may be affected by political and social changes or legal uncertainties or changes in Mainland China. In addition, many of our customers are currently dependent in varying degrees on trade to and from, and investment in, Mainland China. The economic viability of many of those customers is dependent to varying extents on the stability of the economic and political environment in Mainland China.

If market conditions deteriorate in Mainland China, like many other banks in Hong Kong, the overall quality of our loan portfolio could deteriorate and we would be required to make significant additional provisions against our exposure to this market. Furthermore, the performance of the Hong Kong economy is to a large extent influenced by the general economic and political conditions of Mainland China.

In addition, we are exposed to all of the risks inherent in cross-border transactions with Mainland China, such as counterparty risk and market risk, as well as to fluctuations in exchange rates for the Renminbi, the official currency of the PRC. Although we have adopted policies to limit and manage such risks, we cannot assure you that the political, economic or other circumstances in Mainland China or any future exchange rate volatility relating to the Renminbi will not adversely affect our business, financial condition and results of operations.

New entrants in the Mainland China banking market as a result of the PRC joining the WTO may increase competition and reduce our future profitability.

In part as a result of the PRC's recent entry into the WTO, we expect the PRC government to reduce current restrictions on foreign participation in the Mainland China banking market. This could lead to the further opening of the Mainland China banking market to foreign banks and other foreign financial institutions, including our competitors, and could erode any competitive advantages that we may have in Mainland China through our relationship with BOC. In addition, we intend to pursue various initiatives to expand our Mainland China related business. The opening of the Mainland China banking market to foreign banks and other foreign financial institutions may adversely affect our Mainland China related business and thus adversely affect our future profitability.

RISKS RELATING TO THE BANKING INDUSTRY IN HONG KONG

Material changes in the regulations that govern us and our business activities may adversely affect our business and future financial performance.

Banks in Hong Kong operate in a regulated environment under the supervision of the Hong Kong Monetary Authority. Our business could be directly affected by any changes in the Hong Kong Monetary Authority's policies, including in the areas of specific lending activities, capital adequacy and liquidity requirements. In addition, any changes in regulation and governmental policies, income tax laws and rules and accounting principles, as well as international conventions and standards relating to commercial banking operations, could affect our operations. We cannot assure you that any future changes in the regulatory environment for banks in Hong Kong will not adversely affect our business and future financial performance.

RISKS RELATING TO THE GLOBAL OFFERING

If an active market for the Shares and the ADSs fails to develop or be sustained, the price of the Shares and the ADSs may fall.

Prior to the Global Offering, there has been no market for the Shares and the ADSs. Following the completion of the Global Offering, the Stock Exchange will be the only market for the Shares. We cannot assure you that an active trading market will develop for the Shares and the ADSs or that the Shares and the ADSs will trade in the public market subsequent to the Global Offering at or above the Offer Price. The Offer Price for the Shares and the ADSs is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, and may not be indicative of the market price of the Shares and the ADSs following the completion of the Global Offering.

Our actual financial performance may vary materially from the prospective financial information contained in this prospectus, which may adversely affect the market price of the Shares and the ADSs.

The financial projections included in the section headed "Financial Information — Profit Forecast" represent our estimate of our profit attributable to shareholders and earnings per Share for the year ending December 31, 2002. The projections are based upon a number of assumptions, some of which may not materialize or may change. In addition, unanticipated events could adversely affect the actual results that we achieve in 2002. Consequently, our actual results may vary materially from these projections. You should not unduly rely on these projections. We have prepared the projections in accordance with customary practice in securities offerings in Hong Kong.

Future sales of substantial amounts of the Shares or ADSs in the public market could adversely affect the prevailing market price of the Shares or ADSs.

The market price of the Shares or ADSs could decline as a result of future sales of substantial amounts of the Shares or the ADSs or other securities relating to the Shares in the public market or the issuance of new Shares, or the perception that such sales, transfers or issuances may occur. This could also materially and adversely affect the prevailing market price of the Shares and the ADSs or our ability to raise capital in the future at a time and at a price we deem appropriate. In addition, our shareholders will experience dilution in their holdings to the extent we issue new equity securities in future offerings.

RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus contains particulars given in compliance with the Companies Ordinance, the Securities (Stock Exchange Listing) Rules 1989 (as amended) and the Listing Rules for the purpose of giving information to the public with regard to the Group. The Directors, BOC and the Selling Shareholder collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

FULLY UNDERWRITTEN

This prospectus is published solely in connection with the Hong Kong Public Offering. For applicants in the Hong Kong Public Offering, this prospectus and the Application Forms contain the terms and conditions of the Hong Kong Public Offering.

The Global Offering comprises the Hong Kong Public Offering of initially 229,843,500 Hong Kong Offer Shares at the Offer Price and the International Offering of initially 2,068,591,500 Offer Shares which may, at the option of investors, be delivered in the form of ADSs (subject, in each case, to reallocation on the basis described in the section headed "Structure of the Global Offering").

The Hong Kong Public Offering is sponsored by the Joint Sponsors and the Global Offering is managed by the Joint Global Coordinators. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters pursuant to the Hong Kong Underwriting Agreement. Information relating to the underwriting arrangements is set out in the section headed "Underwriting".

If, for any reason, the Offer Price is not fixed on or before July 20, 2002 by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, the Global Offering will not proceed.

RESTRICTIONS ON SALE OF THE OFFER SHARES

Each person acquiring the Offer Shares will be required to, or deemed by his acquisition of the Offer Shares to, confirm that he is aware of the restrictions on offers and sales of the Offer Shares described in this prospectus.

No action has been taken to permit a public offering of the Offer Shares, other than in Hong Kong or Japan, or the distribution of this prospectus in any jurisdiction other than Hong Kong. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

The Offer Shares have not been, and will not be, registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered, sold, pledged or transferred within the United States, except to QIBs in accordance with Rule 144A or outside the United States in accordance with Rule 903 or Rule 904 of Regulation S. The Offer Shares are being offered and sold outside the United States in reliance on Regulation S and within the United States to QIBs in reliance on Rule 144A. In addition, until 40 days after the later of the commencement of the Global Offering and the completion of the distribution of the Offer Shares, an offer or sale of Offer Shares within the United States by any dealer (whether or not participating in the Global Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from, or in a transaction not subject to, such requirements or in accordance with Rule 144A.

The Offer Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Global Offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with any Registrar of Companies in the United Kingdom. The Offer Shares may not be offered or sold and, prior to the expiry of a period of six months from the date on which dealings in the Shares commence on the Stock Exchange, will not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("**FSMA**")) received by it in connection with the issue or sale of any Offer Shares except in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

It is expected that a public offering without listing of the Offer Shares will be made in Japan. The Offer Shares will be purchased by the International Purchasers as principal, and will not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and all other applicable laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

The Offer Shares may not be offered or sold, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and, without limiting the generality of the foregoing, any offer or sale of the Offer Shares in any province or territory of Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made.

This prospectus has not been, and will not be, registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Accordingly, the Offer Shares may not be offered or sold nor may this prospectus nor any document or other material in connection with the Global Offering be issued, circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore, other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "**Singapore Companies Act**"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any applicable provisions of the Singapore Companies Act.

The offering of the Offer Shares has not been cleared by CONSOB (the Italian securities exchange commission) pursuant to Italian securities legislation and, accordingly, no Offer Shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the Offer Shares be distributed in the Republic of Italy, except (i) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Financial Services Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to an Italian resident who submits an unsolicited offer to purchase the Offer Shares. Any offer, sale or delivery of the Offer Shares or distribution of copies of this prospectus or any other document relating to the Offer Shares in the Republic of Italy under (i) or (ii) above must be (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "**Banking Act**"), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy and (c) in compliance with any other applicable laws and regulations.

The Offer Shares may not be offered, sold, transferred or delivered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the Global Offering may be distributed or circulated in the Netherlands, other than to persons who trade or invest in securities in the conduct of a profession or business (which include, without limitation, banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

The Offer Shares may not be offered or sold in the Kingdom of Spain except in accordance with the requirements of the Spanish securities market law *(ley 24/1998, de 28 de julio, del mercado de valores)*, as amended, and Royal Decree 291/1992, on Issues and Public Offerings for the Sale of Securities *(Real Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores)*, as amended, and the decrees and regulations issued thereunder. This prospectus has not been registered with the *Comisión Nacional del Mercado de Valores*, and therefore a public offer for sale of the Offer Shares shall not be promoted in the Kingdom of Spain.

The offer of the Offer Shares and ADSs has not been registered with the Portuguese Securities Market Commission ("**CMVM**"). No action has been or will be taken that would permit a public offering of any of the Offer Shares or ADSs in Portugal. Accordingly, no Offer Shares or ADSs may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, (i) no offer has been addressed to more than 200 (non-institutional) Portuguese investors and (ii) no offer has been preceded or followed by prospecting or solicitation of investment intentions, by promotion or solicitation to unidentified investors or followed by publication of any promotional material.

This prospectus is not being distributed in the context of a public offering in the Republic of France within the meaning of Regulation no. 98-08 of the *Commission des Opérations de Bourse* ("**COB**"), and has thus not been submitted to the COB for prior approval and clearance. This prospectus is not to be further distributed or reproduced (in whole or in part) by the addressees and has been distributed on the undertaking that addressees would invest for their own account and undertake not to transfer, directly or indirectly, the Offer Shares to the public in the Republic of France, other than in compliance with applicable laws and regulations. The Offer Shares may not be offered or sold, directly or indirectly, to the public in the Republic of France, and copies of this prospectus may not be distributed, directly or indirectly, in the Republic of France, except (a) with the prior approval of the French Ministry for Economic Affairs (*Ministère de l'Economie*) in accordance with Articles 9 and 10 of Decree no. 89-938 of December 29, 1989 and (b) to qualified investors (*investisseurs qualifiés*), as defined in and in accordance with Article L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 of October 1, 1998, acting for their own account.

The Offer Shares have not been and will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Federal Act on the Prospectus for Securities Offered for Sale (Securities Prospectus Act, Wertpapier-Verkaufsprospektgesetz, "**VerkProspG**"), as amended and as announced on September 9, 1998, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. This prospectus may not be distributed, and the Offer Shares may not be offered or sold, in the Federal Republic of Germany other than to persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, as provided under Section 2 no. 1 of the VerkProspG, as amended, or otherwise to a limited group of investors as provided under Section 2 no. 2 of the VerkProspG, as amended. Nothing in this prospectus should be construed as investment advice to persons other than such permitted recipients or as otherwise constituting a public offering within the meaning of the VerkProspG or any other laws applicable in the Federal Republic of Germany.

This prospectus and the related documents are not intended to constitute a public offering in Belgium and should not be construed as such. These documents may not be distributed to the Belgian public. The Offer Shares may not be publicly offered for sale in Belgium and no steps may be taken which would constitute or result in a public offering of the Offer Shares in Belgium. Purchases should be (a) for a minimum of EUR 250,000 or (b) made in the name and for the own account of institutional investors listed in article 3 of the Royal Decree of July 7, 1999.

The Offer Shares or ADSs have not been, and will not be, offered or sold to persons resident in the British Virgin Islands.

This prospectus does not constitute a public offer of the Offer Shares, whether by way of sale or subscription, in the PRC. The Offer Shares are not being offered or sold within the PRC by means of this prospectus or any other document.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

We have applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares in issue and to be issued upon the exercise of options granted under the Share Option Scheme and the Sharesave Plan.

Except as disclosed in this prospectus, no part of our share or loan capital is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or proposed to be sought in the near future.

PRC REGULATORY APPROVAL

According to current PRC laws and regulations, certain aspects of the Global Offering are subject to State Council approval, including the size of the Global Offering and incentive schemes such as the Pre-Listing Share Option Scheme, the Share Option Scheme and the Sharesave Plan. State Council approvals for these matters have been obtained.

The listing of the Shares on the Stock Exchange does not require the approval of the State Council or the China Securities Regulatory Commission.

FUTURE LISTING

To maximize our access to the global capital markets, we may, in the future, seek a listing on a securities exchange in the United States. We cannot assure you when, if at all, we would actually seek or obtain such a listing. See the sections headed "Risk Factors — Risks Relating to the Global Offering — If an active market for the Shares and the ADSs fails to develop or be sustained, the price of the Shares and the ADSs may fall" and "Risk Factors — Risks Relating to the Global Offering — Future sales of substantial amounts of the Shares or ADSs in the public market could adversely affect the prevailing market price of the Shares or ADSs."

STAMP DUTY

All Offer Shares sold by the Selling Shareholder pursuant to applications made in the Hong Kong Public Offering will be subject to stamp duty at the rate of 0.2% of the Offer Price, which will be met by the Selling Shareholder. Accordingly, no stamp duty is payable by applicants in the Hong Kong Public Offering.

The Offer Shares will be registered on our register of members which is maintained in Hong Kong. Dealings in the Shares will be subject to Hong Kong stamp duty.

PROFESSIONAL TAX ADVICE RECOMMENDED

Potential shareholders are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of purchasing, holding or disposing of, and dealing in, the Shares or ADSs. It is emphasized that none of us, BOC, the Selling Shareholder, the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters, the International Purchasers, any of our/their respective directors or any other person involved in the Global Offering accepts responsibility for any tax effects on, or liabilities of, holders of Shares or ADSs resulting from the purchase, holding or disposal of, and dealing in, the Shares or ADSs.

STABILIZATION

In connection with the Global Offering, the Joint Global Coordinators (or any of them or their respective affiliates) may, on behalf of the International Purchasers, over-allocate and cover such over-allocations by exercising the Over-allotment Option, by stock borrowing or by making purchases in the secondary market. Any such purchase will be made in compliance with all applicable laws and regulatory requirements. The number of Shares which may be over-allocated will not exceed the number of Shares which may be sold by the Selling Shareholder under the Over-allotment Option, being 344,765,000 Shares, representing 15% of the Offer Shares initially available in the Global Offering.

In particular, for the purpose of covering any such over-allocations, the Joint Global Coordinators (or any of them or their respective affiliates) may borrow up to 344,765,000 Shares from the Selling Shareholder, equivalent to the maximum number of Shares to be sold on a full exercise of the Over-allotment Option, under stock borrowing arrangements to be entered into between the parties prior to the date on which dealings in the Shares commence on the Stock Exchange. Any Shares so borrowed will be on condition that the same number of Shares must be returned to the Selling Shareholder within five business days of the exercise in full of the Over-allotment Option or the expiry of the Over-allotment Option, whichever is earlier. An application has been made for, and the Stock Exchange has granted, a waiver to the Company and the Selling Shareholder from strict compliance with Rule 10.07(1) of the Listing Rules, which restricts the disposal of shares by controlling shareholders following a new listing, in order to allow the Selling Shareholder to enter into such stock borrowing arrangements and the Over-allotment Option, on the following conditions:

- the Selling Shareholder or its ultimate beneficial owner will not receive any payment or other benefit in respect of such stock borrowing arrangements and that the stock borrowing arrangements will be conducted in accordance with applicable laws and regulations; and

- any Shares which may be made available to the relevant Joint Global Coordinator(s) and/or its/their respective affiliate(s) under the stock borrowing arrangements will be made available on terms that the same number of Shares so borrowed must be returned to the Selling Shareholder within five business days of the exercise in full of the Over-allotment Option or the expiry of the Over-allotment Option, whichever is earlier.

In connection with the Global Offering, Goldman Sachs (Asia) L.L.C. or any person acting for it may over-allocate or effect transactions with a view to supporting the market price of the Shares or the ADSs at a level higher than that which might otherwise prevail for a limited period after dealings in the Shares commence on the Stock Exchange. However, there may be no obligation on Goldman Sachs (Asia) L.L.C. or any person acting for it to do this. Such stabilizing transactions, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements. Should stabilizing transactions be effected in connection with the Global Offering, they will be done at the absolute discretion of the Joint Global Coordinators.

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the securities in the secondary market, during a specified period of time, to retard and, if possible, prevent a decline in the initial public offer prices of the securities. The stabilization price will not exceed the initial public offer price.

Stabilization is not a practice commonly associated with the distribution of securities in Hong Kong. In Hong Kong, such stabilization activities on the Stock Exchange are restricted to cases where underwriters genuinely purchase securities in the secondary market solely for the purpose of covering over-allocations in an offering. The relevant provisions of the Securities Ordinance prohibit market manipulation in the form of pegging or stabilizing the price of securities in certain circumstances.

PROCEDURE FOR APPLICATION FOR HONG KONG OFFER SHARES

The procedure for applying for Hong Kong Offer Shares is set out in the section headed "How to Apply for Hong Kong Offer Shares" and on the relevant Application Forms.

TERMS AND CONDITIONS OF THE HONG KONG PUBLIC OFFERING

The terms and conditions of the Hong Kong Public Offering are set out in the section headed "Terms and Conditions of the Hong Kong Public Offering", on the relevant Application Forms and elsewhere in this prospectus.

STRUCTURE OF THE GLOBAL OFFERING

Details of the structure of the Global Offering, including its conditions, are set out in the section headed "Structure of the Global Offering".

ULTIMATE CONTROLLING SHAREHOLDER

Bank of China	1 Fuxingmen Nei Dajie Beijing 100818 PRC

SELLING SHAREHOLDER

BOC Hong Kong (BVI) Limited	Romasco Place Wickhams Cay 1 P. O. Box 3140 Road Town, Tortola British Virgin Islands

DIRECTORS

Name	Address	Nationality
Mr. LIU Mingkang	Building No. 3-602 Lingjing Xiaoqu West District Beijing PRC	Chinese
Mr. SUN Changji	Building No. 2-602 Lingjing Xiaoqu West District Beijing PRC	Chinese
Dr. LIU Jinbao	Flat B, 30th Floor The Mayfair 1 May Road Mid-Levels Hong Kong	Chinese
Mr. PING Yue	Building No. 15-4-301 Guanyingyuan Xiaoqu West District Beijing PRC	Chinese
Mr. HUA Qingshan	Building No. 5-401 Lingjing Xiaoqu West District Beijing PRC	Chinese
Mr. LI Zaohang	Building No. 19(c)-301 Enji Huayuan Haidian District Beijing PRC	Chinese
Mr. HE Guangbei	Building No. 2.5-601 33 Taipusijie West District Beijing PRC	Chinese

DIRECTORS

Name	Address	Nationality
Mr. ZHOU Zaiqun	Building No. 11-4 Jingji Dao West District Beijing PRC	Chinese
Ms. ZHANG Yanling	Building No. 2-601 Taipusi ST 33 West District Beijing PRC	Chinese
Mr. CHIA Pei-Yuan	298 Bedford-Banksville Road Bedford NY 10506 United States of America	American
Dr. FUNG Victor Kwok King	32A The Harbourview 11 Magazine Gap Road Hong Kong	American
Mr. SHAN Weijian	West Penthouse Branksome 3 Tregunter Path Hong Kong	Chinese
Mr. TUNG Chee Chen	22B Block 1 Grand Garden 61 South Bay Road South Bay Hong Kong	British National (Overseas)

PARTIES INVOLVED IN THE GLOBAL OFFERING

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited
35th Floor
Bank of China Tower
1 Garden Road
Hong Kong

Goldman Sachs (Asia) L.L.C.
68th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

UBS Warburg a business group of UBS AG
25th Floor
One Exchange Square
8 Connaught Place
Central
Hong Kong

Joint Sponsors	BOCI Asia Limited 35th Floor Bank of China Tower 1 Garden Road Hong Kong
	Goldman Sachs (Asia) L.L.C. 68th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong
	UBS Warburg Asia Limited 25th Floor One Exchange Square 8 Connaught Place Central Hong Kong
Co-Lead Managers	BNP Paribas Peregrine Securities Limited 36/F, Asia Pacific Finance Tower 3 Garden Road Hong Kong
	China Everbright Capital Limited 40/F, Far East Finance Centre 16 Harcourt Road Hong Kong
	CLSA Limited 18/F, One Pacific Place 88 Queensway Hong Kong
	The Hongkong and Shanghai Banking Corporation Limited Level 15, 1 Queen's Road Central Hong Kong
Legal Advisers to BOC, the Selling Shareholder and the Company	*as to Hong Kong law:* Clifford Chance 29th Floor Jardine House One Connaught Place Central Hong Kong
	as to United States law: Shearman & Sterling 12th Floor Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong

as to PRC law:

Jun He Law Offices
China Resources Building
20th Floor
Beijing 100005
PRC

Legal Advisers to the Joint Sponsors, the Hong Kong Underwriters and the International Purchasers

as to Hong Kong law:

Allen & Overy
9th Floor
Three Exchange Square
8 Connaught Place
Central
Hong Kong

as to United States law:

Sullivan & Cromwell
28th Floor
Nine Queen's Road Central
Hong Kong

as to PRC law:

Commerce & Finance Law Offices
714 Huapu International Plaza
19 Chaowai Avenue
Beijing 100020
PRC

Auditors and Reporting Accountants

PricewaterhouseCoopers
22nd Floor
Prince's Building
Central
Hong Kong

Property Valuer

Chesterton Petty Limited
16th Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Receiving Bankers

Bank of China (Hong Kong) Limited
Bank of China Tower
1 Garden Road
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central
Hong Kong

The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

Standard Chartered Bank
15th Floor, Standard Chartered Tower
388 Kwun Tong Road
Kwun Tong
Hong Kong

CORPORATE INFORMATION

Registered Office	52nd Floor Bank of China Tower 1 Garden Road Hong Kong
Company Secretary	Mr. YEUNG Jason Chi Wai (solicitor of the High Court of Hong Kong)
Authorized Representatives	Dr. LIU Jinbao Mr. YEUNG Jason Chi Wai
Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Rooms 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Depositary Bank for the ADSs	Citibank, N.A. 111 Wall Street New York, NY 10005 United States of America

We were incorporated on September 12, 2001 to hold the entire equity interest in BOCHK, our principal operating subsidiary. On October 1, 2001, substantially all of the commercial banking businesses and related assets and liabilities of nine entities previously within the BOC HK Group were transferred to Po Sang, whose name was changed to Bank of China (Hong Kong) Limited on the same date. These included the Hong Kong branch of BOC, the Hong Kong and Mainland China branches of the PRC organized banks and one Hong Kong incorporated subsidiary bank of BOC. On the same date, two additional Hong Kong incorporated subsidiary banks and a credit card subsidiary company of BOC became subsidiaries of BOCHK. To realize the full benefits of the merger, we have also undertaken a major restructuring to integrate these merged operations and to enhance them in line with leading market practices.

As part of our integration program, we consolidated the previously fragmented ownership structure of our Hong Kong commercial banking operations, and unified most of the operations under a common brand name with a single vision and strategy. Nanyang and Chiyu will continue to conduct their business operations separately in certain respects. See the section headed "Business — Business of Nanyang and Chiyu".

We have instituted centralized management and an improved corporate governance structure at BOCHK. In particular, we designed and have implemented a business organizational structure and internal control mechanisms at BOCHK that are appropriate for our merged businesses. Furthermore, we plan to increase BOCHK's operational efficiency by continuing to rationalize, streamline and otherwise reduce duplication in its branch network, workforce and other resources. We intend to implement similar initiatives at Nanyang and Chiyu where appropriate.

The Restructuring and Merger has provided us with a platform for enhancing and upgrading various aspects of our business and operations. We believe that the unification of most of our business and operations under BOCHK and the "Bank of China" brand will produce a clearer perception in the market of our combined scale and presence. We have also formulated strategies to take full advantage of our unified identity, increased scale and expanded market presence and to enable us to realize the full potential of our combined operations. In particular, we have developed and have begun to implement measures to improve key operational aspects of our business, including risk management, information technology, lending criteria and classified loan management. See the section headed "Business — Our Strategy".

Our Corporate Structure and Management Organization

The following chart sets forth our corporate organization, principal operating subsidiaries and shareholding structure immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised):


BOC
(PRC)
100%
BOCHKG
(Hong Kong)
100%
BOC (BVI)
(British Virgin Islands)
93.64%
Public
Shareholders
Hua Chiao(1)
(Hong Kong)
65.21%
21.74%(7)
13.05%
The Company
(Hong Kong)
100%
BOCHK(2)(3)
(Hong Kong)
100%
100%
70.49%(4)
Nanyang(5)
(Hong Kong)
BOC-CC
(Hong Kong)
Chiyu(6)
(Hong Kong)

(1) Substantially all of the businesses, assets and liabilities of Hua Chiao were transferred to BOCHK in connection with the Restructuring and Merger. As a result, this entity no longer conducts any banking business.

(2) Formerly Po Sang; includes certain businesses, assets and liabilities of:

- former Hong Kong branches of BOC, China South Sea, China State, Kincheng, National Commercial and Yien Yieh; and
- former branches in Hong Kong and Mainland China of Hua Chiao, Kwangtung and Sin Hua.

(3) BOCHK currently has 278 branches in Hong Kong and six branches in Mainland China.

(4) Our interest in Chiyu may be affected by third party rights. Please see the section headed "— Issues in Relation to Chiyu" for further information.

(5) Nanyang currently has 42 branches in Hong Kong, six branches in Mainland China and one branch in San Francisco, the United States.

(6) Chiyu currently has 23 branches in Hong Kong and two branches in Mainland China.

(7) This percentage is subject to possible adjustments, including a reduction in the number of Offer Shares or purchases of Offer Shares by Associates of the lead brokers. The adjusted percentage is expected to be announced on July 23, 2002.

We have applied to the Stock Exchange, and the Stock Exchange has accepted that, pursuant to Rule 8.08(1) of the Listing Rules, the prescribed minimum percentage of Shares which must be in the hands of the public is 15% because we have an expected market capitalization at the time of listing of over HK$4,000 million and the number of Shares concerned is expected to be sufficient to ensure that there is an open market in the Shares.

The following chart illustrates the principal components of BOCHK's management organization:


Board of Directors
Board Secretariat
Chief Executive
Remuneration Committee
Risk Management Committee
Audit Committee
Management Committee
Asset and Liability Management Committee
Credit Committee
Chief Executive's Office
Legal and Compliance Department
Special Assets Management Department
Risk Management Department
Audit Department
Retail Banking
• Retail sales, services and operations
• Mainland China branches
• Credit card business
Corporate Banking and Treasury
• Corporate banking and financial institutions
• Treasury
Business Planning and Finance
• Economics and strategic planning
• Finance, accounting and treasurer
Business Support Services
• Information technology
• Human resources
• Bank-wide operations
• Corporate services

Objectives of the Restructuring and Merger

The Restructuring and Merger was undertaken to enhance shareholder value and to achieve the following specific objectives:

- unify our brand identity;
- centralize our management;
- institute corporate governance in line with leading market practices;
- implement a customer-focused and sales-driven operating structure;
- reduce costs and improve efficiency through centralization of functions, elimination of duplication and economies of scale;
- adopt more centralized, independent and comprehensive risk management systems and practices in line with international standards;
- establish a technological and organizational infrastructure to enable us to achieve our objectives; and
- streamline and rationalize our workforce, and motivate them to achieve higher standards of performance.

To achieve these objectives and to capitalize on opportunities presented by the Restructuring and Merger, we are taking steps to become a more competitive, market-oriented company that maximizes value to our shareholders. In particular, we have taken substantial steps to restructure our operations (other than those of Nanyang and Chiyu) in the following eight areas. We have completed a significant portion of the planned improvements and plan to continue implementing the remaining planned improvements.

Unified Brand Identity. Prior to the Restructuring and Merger, we conducted business under 12 different brand names. As a result of the Restructuring and Merger, most of our operations have been consolidated under the Bank of China brand, one of the most well-recognized and long-standing brands in Hong Kong. By unifying our operations under one brand, we are able to strengthen our market profile and expand our customer base more effectively.

Centralized Management. Prior to the Restructuring and Merger, our operations were managed separately and in varying fashions by different members of the BOC HK Group. As a result of the Restructuring and Merger, central management and coordination of our operations (other than those of Nanyang and Chiyu) are provided by the Board of Directors and our senior management and committees, which are under the supervision of the Board of Directors and are comprised of our Directors and senior management and officers from the strategic business units of BOCHK. This new management structure provides us with three principal benefits. First, we believe it allows us to implement our strategy in a direct, streamlined and focused manner and to formulate rapid and coordinated responses to changes in market conditions and customer demands. Second, this structure provides us with a centralized set of management controls, including auditing, information systems, budgeting, pricing, credit controls, asset and liability management and overall risk management, which allow us to improve our managerial and operational efficiency. Third, this structure enables us to coordinate our strategic planning and our business and resources more effectively. This coordination involves allocating management resources among BOCHK's strategic business units, as well as overseeing the identification and realization of synergies among BOCHK's strategic business units, such as economies of scale, coordinated product development and cross selling of products and services.

Governance. We have also instituted corporate governance structures to operate our merged businesses with a view towards maximizing shareholder value. In accordance with international standards, we are governed by a board of directors which sets strategies and parameters for management to enhance shareholder interests. The Board includes independent Directors to provide independent oversight and minority shareholder protection. In particular, the Board's audit committee, which includes four independent Directors among its seven members and is chaired by an independent Director, oversees our auditing and compliance with applicable statutory accounting and reporting requirements. Furthermore, the Board's risk management committee, which includes one independent Director among its seven Directors and management voting members, is responsible for monitoring the implementation of our risk management policies and procedures. The Board's remuneration committee, which includes three independent Directors among its five members, supervises the compensation of senior executives and managers and reviews and monitors the implementation of all executive compensation and benefit plans.

Operating Structure. Historically, we organized and managed our operations primarily along separate bank and branch lines. As part of the Restructuring and Merger, we have reorganized BOCHK's combined operations into four strategic business units: retail banking, corporate banking and treasury, business planning and finance, and business support services. The retail banking and the corporate banking and treasury strategic business units constitute

BOCHK's principal lines of business. The business planning and finance strategic business unit is responsible for strategic planning, product development, financial management and investor relations. The business support services strategic business unit is responsible for information technology, back office, human resources and other corporate services. By reorganizing BOCHK's retail banking, corporate banking and treasury operations into two strategic business units, we expect to align our businesses more closely with our customers, and to offer a wider range of products and services on a more focused basis to a larger customer base without sacrificing the associated customer loyalty. Furthermore, by centralizing BOCHK's planning, development and support services into the other two strategic business units, we expect to achieve economies of scale and better quality control.

Customer Focus. We have re-oriented our businesses to focus more proactively on the needs of our customers. We intend to divide our customer base into different segments based on factors such as size and nature of business, demographic attributes, income levels, financial needs and purchasing behavior. This will allow us to address the specific needs of our customers more effectively, as well as to tailor our product offerings according to customer profiles. Moreover, we have reviewed our current product offerings, identified gaps and opportunities, and devised plans to bundle existing products and develop new products to meet the specific needs of our customers. Our objective is to strengthen our relationship with our customers and become a dominant provider of their financial services needs through these product development and marketing efforts. Finally, we have undertaken a pilot program to assess the profitability of our products and services. We believe our customer segmentation efforts will enable us to identify high net worth and high income customers and direct greater efforts and higher margin product offerings to these customers.

Cost Reduction. We are centralizing shared functions of the previously separate members of the BOC HK Group to reduce duplication. These include business planning, product development, finance and back office support. Furthermore, we are in the process of reducing our operating costs through the streamlining and rationalizing of our workforce, branch network, product offerings, customer mix and procurement. In addition, we are undertaking a comprehensive upgrade of our information technology systems through which we expect to increase the automation of our data collection and processing and our back office support functions.

Risk Management. We have enhanced the risk management systems and practices for our merged operations. Compared to the previous risk management systems and practices of the member banks of the BOC HK Group, current systems and practices are more centralized, independent and comprehensive. In addition, we have also made improvements to our risk management controls and implementation process and procedures. In devising these systems and practices, we have taken into account the practices of leading international banks. We have taken steps to standardize risk management policies, procedures and limits, which will enable us to identify, measure, monitor and control inherent risks more effectively. In addition, we have taken measures to improve our risk management information systems. In particular, the risk management department reports directly to the Board of Directors and informs our chief executive of all its activities, and is independent of, and does not otherwise report to, our strategic business units. We believe this reporting structure provides for more effective management of our credit, market, operational and other risks. Moreover, we have delineated within our organization clear allocations of risk management authority and responsibility, as well as management reporting procedures. The heightened attention and commitment to risk management is an important part of our efforts to improve our asset quality and risk control processes.

Infrastructure. We intend to integrate and centralize the technology infrastructure of our component banking operations. We have completed a comprehensive review of our management information systems, and have embarked on an extensive information technology upgrade program. This program, which is expected to be completed by the end of 2004, will enable us to produce information in real time and on an automated basis so as to support all of our operations, including customer relationship management, risk management, performance evaluations and back office support. Moreover, we have begun to restructure our branch network and to make our branches more sales and marketing oriented in order to increase their effectiveness in the distribution of our products and services.

Human Resources. We have organized our management and employees (other than those of Nanyang and Chiyu) along the lines of four strategic business units. This structure provides our employees with defined responsibilities and performance targets. To improve upon our historical practice of compensating employees principally based on seniority, we have adopted and are implementing a comprehensive performance measurement system that links management and employee compensation to the relevant performance targets. Moreover, we have devised and implemented training programs to enhance the capability of our employees.

Nanyang and Chiyu

The restructurings of Nanyang and Chiyu, which are the subsidiary banks of BOCHK, will share the same objectives, principles and measures as BOCHK's restructuring. Nanyang and Chiyu operate certain structures, such as boards of directors, audit committees and risk management, separately from BOCHK, and conduct business under their respective brand names. Each of Nanyang and Chiyu plans to adopt similar corporate governance practices as those of BOCHK.

BOCHK maintains its supervision over the management of Nanyang and Chiyu through its representation on the boards of directors of Nanyang and Chiyu, especially in the areas of finance and accounting, risk management, audit and classified loan management.

Furthermore, it is intended that Nanyang and Chiyu will pursue business strategies which are consistent and complementary with those of BOCHK. BOCHK will set broad guidelines on the overall strategic direction of each of Nanyang and Chiyu. Nanyang and Chiyu will be allowed to tailor their product offerings to their distinct customer segments within the constraints of these guidelines. Nanyang and Chiyu will leverage BOCHK's enhanced scale and capabilities in product development to maximize cross selling efforts and synergies. In addition, compensation for senior management of Nanyang and Chiyu will be linked to the respective performance of Nanyang and Chiyu.

History of BOC's Commercial Banking Operations in Hong Kong

BOC is the PRC's pre-eminent foreign exchange bank and one of the largest state-owned commercial banks in the PRC. Established in 1912, BOC provides a full range of commercial banking and other financial services through approximately 13,000 domestic branches and subsidiaries and approximately 560 overseas branches and subsidiaries in 23 countries and regions, including Hong Kong.

BOC commenced its operations in Hong Kong through its Hong Kong branch in September 1917. Since the 1980s, BOC has conducted its commercial banking business in Hong Kong through the BOC HK Group, which became one of the largest commercial banking groups in Hong Kong. The BOC HK Group included the operations of the Hong Kong branch of BOC and the Hong Kong operations of other banks controlled by BOC. Since the BOC HK Group's inception, its members cooperated in various areas, such as establishing intra-group cross-bank computer networks for various types of deposit accounts, setting up and operating ATM networks and sharing common information technology platforms. Notwithstanding these areas of cooperation, each member of the BOC HK Group operated with relative independence and competed with each other for business from time to time.

The BOC HK Group consisted primarily of:

- BOC Hong Kong branch;
- four subsidiary banks of BOC, each incorporated under the laws of Hong Kong:
  - Po Sang, which was wholly owned by BOC prior to the Restructuring and Merger;
  - Nanyang, which was wholly owned by BOC prior to the Restructuring and Merger;
  - Hua Chiao, which is 93.64%-owned by BOC; and
  - Chiyu, which was 70.49%-owned by BOC prior to the Restructuring and Merger;
- the Hong Kong branches of seven wholly owned subsidiary banks of BOC, each organized under the laws of the PRC:
  - Kwangtung;
  - Sin Hua;
  - China South Sea;
  - Kincheng;
  - China State;
  - National Commercial; and
  - Yien Yieh;
- the Mainland China branches of Kwangtung and Sin Hua; and
- BOC-CC, a wholly owned subsidiary of BOC prior to the Restructuring and Merger, incorporated under the laws of Hong Kong.

The above represented substantially all of the commercial banking operations of the BOC HK Group immediately prior to the Restructuring and Merger. The four Hong Kong-incorporated subsidiary banks of BOC (Po Sang, Nanyang, Hua Chiao and Chiyu) also had commercial banking operations in Beijing, Dalian, Fuzhou, Guangzhou, Haikou, Qingdao, Shanghai, Shantou, Shekou, Shenzhen and Xiamen in Mainland China through their branches in these cities. In addition, Kwangtung and Sin Hua conducted commercial banking operations in Shenzhen through their branches in that city. Nanyang's branch in San Francisco, the United States, represented the only branch of the BOC HK Group located outside Hong Kong and Mainland China which became one of our branches following the Restructuring and Merger.

In May 1994, BOC became one of the three banks authorized by the Hong Kong government to issue bank notes. On October 1, 2001, the effective date of the Restructuring and Merger, BOCHK replaced BOC as a bank note issuing bank.

The Merger Transaction

The merger vested the core commercial banking operations of the BOC HK Group in a single company, and involved the following principal steps:

- the transfer of BOC's equity interest in Po Sang to us;
- the transfer of certain businesses, assets and liabilities of the following entities to Po Sang:
  - BOC Hong Kong branch;
  - the Hong Kong branches of the seven PRC organized subsidiary banks of BOC (Kwangtung, Sin Hua, China South Sea, Kincheng, China State, National Commercial and Yien Yieh);
  - the Shenzhen branches of Kwangtung and Sin Hua; and
  - Hua Chiao;
- the transfer of BOC's equity interests in Nanyang, Chiyu and BOC-CC to Po Sang; and
- the change of Po Sang's name to "Bank of China (Hong Kong) Limited".

As a result of the merger, BOCHK became the principal bank for our Hong Kong commercial banking operations, and became our principal operating subsidiary. The merger became effective on October 1, 2001, and was accomplished using both private contractual arrangements and the Merger Ordinance, a private members' bill which was passed by the Legislative Council on July 12, 2001 and became law on July 20, 2001. Under the Merger Ordinance, all assets and liabilities whose transfer is governed by Hong Kong law were transferred to BOCHK. In addition, by the Legal Tender Notes Issue Ordinance (Amendment of Schedule) Notice 2001, BOCHK replaced BOC as a bank note issuing bank in Hong Kong.

Rights, interests, benefits and liabilities under certain agreements including, among others, credit facilities, endorsements on open marine insurance policies and certain derivatives transactions, whose transfer is governed by laws other than Hong Kong law, were not transferred by the Merger Ordinance and required further steps to be taken in order to transfer them to BOCHK. Pursuant to the Merger Agreement (as supplemented), the Transferring Banks have agreed to use their reasonable endeavors to take all necessary actions to complete these transfers. This process is continuing in the case of some assets and liabilities where the transfer has not been completed. In some cases, certain other interim measures were put in place and the Transferring Banks agreed to indemnify BOCHK in certain circumstances. See the section headed "Bank of China and Its Relationship with Us — Connected Transactions — Restructuring and Merger". With respect to a small number of these transactions, where the transfer is yet to be fully completed, the Restructuring and Merger may have constituted an event of default under the governing transaction documents, as a result of which the agreements may be terminated at the discretion of the counterparty and BOCHK would not receive the benefits of such agreements. Termination of such agreements would currently not have a material impact on our financial condition or results of operations.

Certain assets and liabilities of the members of the BOC HK Group that were not part of their commercial banking operations were not transferred to BOCHK. Similarly, other non-commercial banking businesses in Hong Kong such as insurance, securities brokerage and investment banking continue to be operated through other subsidiaries of BOC, and are not part of our operations. See the section headed "Bank of China and Its Relationship with Us —

Connected Transactions — Restructuring and Merger". BOC has no current intention to inject any portion of its non-commercial banking business in Hong Kong into our company.

Issues in Relation to Chiyu

The articles of association of Chiyu provide that, before any transfer of shares to a non-member, the shares should be offered at fair value to all the other shareholders of Chiyu (the "**Right of First Refusal**"). In relation to the transfers of shares now held by us in Chiyu, a waiver of the Right of First Refusal was obtained from all of the other shareholders of Chiyu except for two deceased shareholders and a defunct corporate shareholder. We have obtained waivers from persons and entities we believe to be successors to the rights of these shareholders but it is possible that the courts may allow other persons claiming to have such rights to pursue those rights. However, in view of the circumstances and efforts we have made, should this situation arise, we believe it is likely that the courts will make a damages award in respect of any loss suffered by such persons. Furthermore, in relation to a transfer of 15 shares in Chiyu (constituting less than 0.001% of the total issued share capital of Chiyu) between certain nominee shareholders of BOC in June 1996, no waivers of the Right of First Refusal were obtained, and it is possible that other shareholders of Chiyu may seek to assert rights over such shares. In view of the above, we have obtained an indemnity for losses, liabilities and costs from BOC in the event of any third party rights being successfully asserted.

Chip Bee has an outstanding option (the "**Option**") from BOC to purchase up to 450,632 shares in Chiyu for a consideration determined on the basis of the net asset value per share of Chiyu calculated at the time of exercise of the Option pursuant to agreements entered into between Chip Bee and BOC in 1986 and 1987. The Option was granted by BOC to Chip Bee in consideration of Chip Bee allowing BOC to subscribe for certain shares in Chiyu which were originally offered to Chip Bee. In October 2001, BOC received a letter giving notice to BOC that Chip Bee wished to exercise part of the Option to increase its shareholding in Chiyu. BOC is still in discussion with Chip Bee in relation to their request. While we do not believe that we are bound by any obligation of BOC in relation to the Option, it is possible that Chip Bee may seek to claim that they have a right over certain of the shares held by us in Chiyu. If their claim were successful, it might result in a dilution of our interest in Chiyu from approximately 70.49% to approximately 55.47%. We have obtained an indemnity for losses, liabilities and costs from BOC in the event of any such third party rights being successfully asserted.

Unless otherwise expressly stated and except for the information contained under the sections headed "— Certain Industry Characteristics — Consolidation" and "— Opportunities for Financial Services Involving Mainland China", we derived the information and statistics in this section directly from publicly available materials obtained from the Hong Kong Monetary Authority or published in the Hong Kong Monetary Authority Annual Report or the Hong Kong Monetary Authority Monthly Statistical Bulletin. We have not conducted any investigation into the accuracy of the information and statistics and, to that extent, we do not assume any responsibility for their accuracy or completeness. All information and statistics regarding BOCHK in this section assume that it existed in its current form throughout the relevant periods.

INTRODUCTION

The banking industry in Hong Kong maintains a three-tier system of authorized institutions, consisting of licensed banks, restricted licence banks and deposit-taking companies. The Hong Kong Monetary Authority is the licensing authority for all three types of authorized institutions.

As Hong Kong does not have a central bank, most tasks that would normally fall to a central bank are carried out by the Hong Kong Monetary Authority. The Hong Kong Monetary Authority is primarily responsible for the supervision of authorized institutions incorporated in Hong Kong, whereas authorized institutions incorporated outside Hong Kong are subject to both the Hong Kong Monetary Authority and home country supervision. See the section headed "Supervision and Regulation". The Hong Kong Monetary Authority is also responsible for managing the Exchange Fund backing the Hong Kong dollar, which has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00 since October 17, 1983. Hong Kong dollar bank notes are issued by three commercial banks: BOCHK, The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered.

THE EFFECT OF THE HONG KONG ECONOMY

The 1997 Asian financial crisis had a negative impact on the banking industry in Hong Kong. High domestic inter-bank deposit rates in the first nine months of 1998 increased funding costs and reduced the interest margins previously enjoyed by authorized institutions. The 1997 Asian financial crisis also resulted in financial difficulties for corporate and individual borrowers in Hong Kong, especially for those in the property development sector, the property investment sector and the wholesale and retail trade sector. The difficulties experienced by those borrowers led to a substantial increase in the classified loans of authorized institutions. This, among other things, led to a sharp rise in provisions for bad and doubtful debts, which in turn significantly reduced the profitability of banks in Hong Kong.

The performance of authorized institutions improved in 1999, as evidenced by the recovery in their aggregate operating profits. Hong Kong incorporated licensed banks, in particular, benefited from lower funding costs. Their continued strong capital and liquidity positions assisted them in withstanding the adverse effects of the regional economic slowdown.

Due to the recovery in the Hong Kong economy and generally low funding costs in 1999, both the asset quality and the operating performance of authorized institutions improved during 2000. In addition, competition intensified for the limited amount of new business, particularly in the home mortgage loan sector. The improvement in the Hong Kong economy in 2000 resulted in increases in net interest and fee and commission income and a significant decrease in the charge for bad and doubtful debts.

General economic conditions in Hong Kong deteriorated significantly in 2001 compared to 2000. Furthermore, the economies of the United States as well as certain other developed countries also experienced a significant slowdown, which was exacerbated by the terrorist attacks in the United States in September 2001. However, there are signs that the economy of the United States has experienced modest growth in the first quarter of 2002. The Hong Kong government has stated that it expects the Hong Kong economy to experience GDP growth of 1% in 2002 and 3% in the medium term as compared to 0.1% in 2001. There are also indications that a recovery in the United States' economy is in progress. We expect that a sustained growth in Hong Kong's economy will help improve the operating conditions of banks in Hong Kong.

COMPETITIVE LANDSCAPE OF THE BANKING INDUSTRY IN HONG KONG

Hong Kong has one of the highest concentrations of banking institutions in the world. At December 31, 2001, there were 250 authorized institutions reporting to the Hong Kong Monetary Authority, of which 147 were licensed banks, 49 were restricted licence banks and 54 were deposit-taking companies. An additional 111 foreign banks have local representative offices in Hong Kong. BOCHK, Nanyang and Chiyu are all licensed banks.

Authorized Institutions

The number of authorized institutions in Hong Kong fell 31% from 361 at December 31, 1997 to 250 at December 31, 2001. This decrease was due primarily to the consolidation among the foreign banks as well as a decrease in the number of deposit-taking companies. The number of licensed banks incorporated outside Hong Kong fell 21% from 149 in 1997 to 118 in 2001.

The table below sets forth, for the dates indicated, the composition of authorized institutions in Hong Kong:

	At December 31,				
	1997	1998	1999	2000	2001[(1)]
Licensed banks:					
Incorporated in Hong Kong	31	31	31	31	29
Incorporated outside Hong Kong	149	141	125	123	118
Total licensed banks	180	172	156	154	147
Restricted licence banks:					
Incorporated in Hong Kong	39	35	33	28	29
Incorporated outside Hong Kong	27	25	25	20	20
Total restricted licence banks	66	60	58	48	49
Deposit-taking companies:					
Incorporated in Hong Kong	113	99	71	61	54
Incorporated outside Hong Kong	2	2	—	—	—
Total deposit-taking companies	115	101	71	61	54
Total authorized institutions	361	333	285	263	250

(1) Includes the member banks of the BOC HK Group that were merged into BOCHK as part of the Restructuring and Merger.

Source: Hong Kong Monetary Authority Annual Report (2001).

Licensed Banks

Only licensed banks may conduct full banking services, including operating current and savings accounts and accepting deposits of any size and maturity. All licensed banks are required to be members of the Hong Kong Association of Banks. See the section headed "Supervision and Regulation".

At December 31, 2001, licensed banks collectively had approximately HK$5,879 billion in assets, HK$2,028 billion in total loans to customers and HK$3,317 billion in customer deposits, which accounted for approximately 95.5% of total assets, 93% of total loans to customers and 98% of total customer deposits of all authorized institutions in Hong Kong. The four largest licensed banks in terms of assets are The Hongkong and Shanghai Banking Corporation Limited, BOCHK, Hang Seng Bank Limited and Standard Chartered.

Restricted Licence Banks

Restricted licence banks in Hong Kong are principally engaged in merchant banking and capital market activities. Restricted licence banks are only allowed to accept deposits of HK$500,000 or higher, and restricted licence banks must maintain a minimum issued and paid-up capital of HK$100 million.

At December 31, 2001, restricted licence banks in Hong Kong collectively had approximately HK$224 billion in assets, HK$122 billion in total loans to customers and HK$33 billion in customer deposits, which accounted for approximately 3.6% of total assets, 5.6% of total loans to customers and 1% of total customer deposits of all authorized institutions in Hong Kong.

Deposit-Taking Companies

Deposit-taking companies in Hong Kong engage in a range of specialized activities, including consumer finance and securities business. Deposit-taking companies are required to maintain a minimum paid-up capital of HK$25 million and are only permitted to accept deposits of a minimum of HK$100,000 with an original maturity of not less than three months.

At December 31, 2001, deposit-taking companies in Hong Kong collectively had approximately HK$52 billion in assets, HK$35 billion in total loans to customers and HK$6 billion in customer deposits, which accounted for approximately 0.9% of total assets, 1.6% of total loans to customers and 0.2% of total customer deposits of all authorized institutions in Hong Kong.

CERTAIN INDUSTRY CHARACTERISTICS

Consolidation

Increased competition in commercial banking business has resulted in many smaller banks attempting to improve their competitiveness by seeking merger partners or creating strategic alliances. In response to competitive developments, nine of Hong Kong's smaller licensed banks have formed an alliance, known as the Bank Consortium Trust, to compete for MPF business.

The pressures to consolidate have also been evidenced by several large merger and acquisition transactions involving banks over the past few years. In July 2000, Industrial and Commercial Bank of China acquired a 70.9% stake in Union Bank of Hong Kong Limited to create Industrial and Commercial Bank of China (Asia) Limited. In November 2000, Standard

Chartered Bank purchased the Hong Kong retail banking business of Chase Manhattan Bank, which included a significant credit card business. In December 2000, The Bank of East Asia, Limited acquired First Pacific Bank Limited. In June 2001, The Development Bank of Singapore Ltd. acquired Dao Heng Bank Group Limited. In January 2002, CITIC Ka Wah Bank Limited completed its acquisition of The Hongkong Chinese Bank, Limited.

Electronic Banking

Recent technological developments in electronic banking have provided banks with additional distribution channels for their products and services. Over twenty banks and banking groups in Hong Kong have introduced Internet banking services or mobile phone banking systems that provide online mortgage, credit card and stock trading transactions.

The Hong Kong Monetary Authority has enhanced its supervisory framework on electronic banking in line with international practices, including those being developed by the Basel Committee on Banking Supervision. See the section headed "Supervision and Regulation — Electronic Banking" for a description of regulations governing electronic banking activities in Hong Kong.

Small and Medium-Sized Enterprises

At December 31, 2001, there were approximately 300,000 SMEs in Hong Kong. SMEs in Hong Kong are significant contributors to Hong Kong's economic development.

In the aftermath of the 1997 Asian financial crisis, many banks in Hong Kong tightened their credit to SMEs. In August 1998, the Hong Kong government introduced a special financial scheme for SMEs, by which the Hong Kong government guaranteed certain financial obligations of SMEs. As the scheme was intended to provide only interim relief, the Hong Kong government ceased accepting new applications under the scheme on April 8, 2000. The scheme enabled approximately 10,000 SMEs to obtain loans totaling over HK$9 billion.

In October 2001, the Hong Kong government announced that it would set aside HK$1.9 billion to establish four funding schemes with a total commitment of HK$7.5 billion to help SMEs to secure loans to acquire business installations and equipment, open up markets, boost training and enhance their competitiveness.

Assets and Liabilities of Authorized Institutions

The table below sets forth, at the dates indicated, certain information relating to the assets and liabilities of all authorized institutions in Hong Kong:

	At December 31,				
	1997	1998	1999	2000	2001
	(HK$ in billions)				
Assets					
Loans to customers	4,122	3,304	2,813	2,462	2,185
Inter-bank lending	3,081	2,942	2,925	3,001	2,628
Negotiable certificates of deposit	173	144	138	135	128
Bank acceptances and bank bills of exchange	102	53	41	45	42
Floating Rate Notes and commercial paper	192	146	155	229	261
Securities and investments	419	420	460	562	714
Other assets	309	246	252	227	196
Total assets	8,397	7,254	6,784	6,661	6,154
Liabilities					
Customer deposits[1]	2,664	2,954	3,178	3,483	3,357
Inter-bank borrowing	4,753	3,426	2,731	2,295	1,929
Negotiable certificates of deposit	220	209	199	178	172
Other liabilities	760	665	676	705	696
Total liabilities	8,397	7,254	6,784	6,661	6,154

(1) Hong Kong dollar customer deposits include swap deposits.

Source: Hong Kong Monetary Authority Annual Report (2001).

Loans to Customers

At December 31, 2001, loans to customers represented 35.5% of the total assets of all authorized institutions in Hong Kong.

Loans for use outside of Hong Kong decreased 10.2%, 36.7%, 26.6%, 44.3% and 37.8% in 1997, 1998, 1999, 2000 and 2001, respectively. These decreases were primarily due to the depreciation of the Japanese Yen, which resulted in a sustained contraction in Japanese banks' "Euroyen" lending activities. "Euroyen" loans are loans made to customers in Japan by a domestic branch of a Japanese bank but booked in an overseas (including Hong Kong) office of the bank. Since Hong Kong only serves as a booking center for these loans, this decline in offshore loans did not have a material impact on Hong Kong's economic activity and market liquidity.

The table below sets forth, at the dates indicated, the breakdown of loans for use in Hong Kong by economic sector made by all authorized institutions in Hong Kong:

	At December 31,									
	1997		1998		1999		2000		2001	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
	(HK$ in billions, except for percentages)									
Building, construction and property development and investment	440	20%	416	20%	384	20%	398	20%	389	21%
Home mortgages for individuals[1]	540	25	589	28	608	32	627	32	647	35
Wholesale and retail trade	206	9	180	9	144	7	120	6	101	5
Transport & transport equipment	96	4	106	5	103	5	105	5	102	5
Manufacturing	111	5	95	4	80	4	74	4	71	4
Others[2]	837	37	722	34	614	32	642	33	569	30
Total	2,230	100%	2,108	100%	1,933	100%	1,966	100%	1,879	100%

(1) Includes home mortgages for individuals to purchase (i) flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme and (ii) other residential property.

(2) Includes trade finance, financial concerns, hotel, boarding houses and catering, electricity, gas, telecommunications, agriculture and fisheries, mining and quarrying and loans to individuals for purposes other than purchasing property.

Source: Hong Kong Monetary Authority Annual Report (2001).

The 1997 Asian financial crisis had a significant impact on the demand for loans in Hong Kong. Property lending slowed down in 1998 and 1999 as a result of a sluggish property market. Property development and investment loans declined by 5.5% and 7.7% in 1998 and 1999, respectively, compared with an increase of 32.1% in 1997. Wholesale and retail trade loans also declined 12.6% and 20.0% in 1998 and 1999, respectively, compared with an increase of 17.0% in 1997. As a result of the recovery of Hong Kong's economy in 2000, property development and investment loans increased 3.6%, but wholesale and retail trade loans decreased 16.7% in 2000. Property development and investment loans and wholesale and retail trade loans decreased 2.3% and 15.8%, respectively, in 2001. In the first quarter of 2002, banks in Hong Kong continued to experience low loan demand. The total amount of loans advanced for use in Hong Kong decreased 3.4% in the first quarter of 2002 compared to the same period in 2001. Property development and investment loans and wholesale and retail trade loans decreased 5.0% and 11.9%, respectively, in the first quarter of 2002 compared to the same period in 2001.

Inter-Bank Funds

Inter-bank lending generally remained stable, with a decrease of 14.7% from HK$3,081 billion in 1997 to HK$2,628 billion in 2001. At December 31, 2001, inter-bank lending represented 42.7% of the total assets of all authorized institutions in Hong Kong. At December 31, 2001, inter-bank borrowing represented 31.1% of the total liabilities of all authorized institutions in Hong Kong. A significant amount of inter-bank borrowing for the Hong Kong banking system comes from banks outside Hong Kong. At December 31, 2001, 75.6% of all inter-bank borrowing came from banks outside Hong Kong.

Interest Rates

The annual average of the HIBOR for 1-month to 12-month deposits increased rapidly from 1996 to 1998 due to the effects of the United States Federal Reserve's decisions to raise interest rates and the effects of the 1997 Asian financial crisis. The annual average of the HIBOR for 12-month deposits increased from 5.88% per annum in 1996 to 9.31% per annum in 1998. There was a significant decline in the annual average of the HIBOR for 12-month deposits after the 1997 Asian financial crisis. The annual average of the HIBOR for 12-month deposits decreased from 9.31% per annum in 1998 to 3.73% per annum in 2001.

The time and savings deposit rates on deposits of less than HK$100,000 also increased during the period from 1996 to 1998. As a result of the United States Federal Reserve's decisions to raise interest rates and the 1997 Asian financial crisis, the annual average interest rates for 12-month time deposits increased significantly from 5.19% per annum in 1996 to 8.32% per annum in 1998. Interest rates declined after the 1997 Asian financial crisis and after the United States Federal Reserve's decisions to lower interest rates to stimulate the United States economy. The annual average of interest rates for 12-month time and savings deposits of less than HK$100,000 decreased to 2.53% per annum for 2001.

Interest Rate Deregulation

Prior to 1994, the interest rate rules issued by the Hong Kong Association of Banks regulated the maximum interest rates that a bank in Hong Kong may offer on certain types of Hong Kong dollar deposits. Progressive deregulation of the interest rate rules have taken place since 1994. To promote greater efficiency and encourage innovation of new deposit products, the Hong Kong Monetary Authority undertook to deregulate the remaining interest rate rules in two phases.

The first phase took place in July 2000 and involved the removal of the interest rate cap on time deposits with a maturity of less than seven days, thereby completely deregulating the interest rates on time deposits. The second phase of deregulation related to savings and current account deposits and took place in July 2001. Following the second phase of deregulation, there are no longer any restrictions on the deposit rates that commercial banks may offer to customers.

Capital Adequacy Ratio

The average consolidated capital adequacy ratio of all Hong Kong incorporated authorized institutions at December 31, 1999, 2000 and 2001 was 18.7%, 17.8% and 16.6%, respectively. Despite the declines in capital adequacy ratios in 2000 and 2001, the capital position of banks in Hong Kong still remains strong and well above international minimum standards. See the section headed "Supervision and Regulation — Principal Obligations of Licensed Banks — Capital Adequacy" for a more detailed description of the Hong Kong Monetary Authority's capital adequacy requirements.

Credit Card Business

Credit card business in Hong Kong expanded in 1998 with total receivables growing by 13.6% and the number of credit cards by 7.9% compared to 1997. Reflecting the strain on personal finances caused by the economic slowdown in 1998 as a result of the 1997 Asian financial crisis, the ratio of write-offs to total receivables increased to 3.1% for the year ended December 31, 1998 compared to 1997. In 1999, total receivables grew by 9.0% and the number of credit cards rose by 15.9%. Consistent with the increase in personal bankruptcies during this period, the ratio of write-offs to total receivables increased to 4.9%.

In 2000, growth in credit card business accelerated significantly. Total receivables grew by 27.3% and the number of credit cards rose by 23.9%. Consistent with improvements in banks' asset quality, the ratio of write-offs to total receivables decreased to 3.9% for the year ended December 31, 2000.

In 2001, credit card receivables and the number of credit cards continued to rise at a rate of 21.1% and 28.7%, respectively. Because of the economic downturn and rising personal bankruptcies, the ratio of write-offs to total receivables increased to 5.5% for the year ended December 31, 2001. As a result of this rise, the Hong Kong Monetary Authority requested that all authorized institutions critically review their policies and controls in the area of credit card lending, specifically with respect to lending policies and procedures, the monitoring of bankruptcy cases and debt counseling and debt relief plans. The Hong Kong Monetary Authority is currently working with the banking industry on a proposal to allow greater sharing of customer credit data among authorized institutions.

Asset Quality

The table below sets forth, at the dates indicated, certain information relating to the asset quality of all Hong Kong incorporated licensed banks:

	At December 31,					At March 31,
	1997	1998	1999	2000	2001[1]	2002[1]
	(as percentage of total loans)					
Pass loans	94.87%	84.68%	82.14%	86.30%	88.12%	88.15%
Special mention loans	3.05	7.99	8.04	6.52	5.51	5.50
Substandard loans	0.72	3.18	3.72	2.54	2.14	2.03
Doubtful loans	1.29	3.93	5.44	4.17	3.17	2.98
Loss loans	0.07	0.22	0.66	0.47	1.06	1.34
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Classified loans,[2] net of specific provisions	1.19%	5.05%	6.59%	4.82%	4.53%	4.32%
Overdue for more than 3 months and rescheduled	1.81%	5.10%	6.96%	5.49%	4.57%	4.69%
Overdue for more than 3 months	1.58%	4.04%	5.85%	4.39%	3.96%	4.02%
Rescheduled	0.23%	1.08%	1.11%	1.09%	0.61%	0.66%

(1) Includes retail banks only.

(2) Consists of substandard, doubtful and loss loans.

Sources: 1997 and 1998 data are derived from the Hong Kong Monetary Authority Annual Report (1998); 1999 and 2000 data are derived from the Hong Kong Monetary Authority Annual Report (2000); 2001 data are derived from the Hong Kong Monetary Authority Quarterly Statistical Bulletin (February 2002); 2002 data are derived from the Hong Kong Monetary Authority Quarterly Statistical Bulletin (May 2002).

The asset quality of Hong Kong incorporated licensed banks deteriorated rapidly as a result of the slowdown of Hong Kong's economy following the 1997 Asian financial crisis. In particular, the ratio of classified loans (net of specific provisions) to total loans for all Hong Kong incorporated licensed banks increased to 5.05% at December 31, 1998 compared to 1997. Furthermore, the combined ratio of overdue and rescheduled loans increased to 5.10% at December 31, 1998 compared to 1997. Reflecting a more conservative attitude of Hong Kong incorporated licensed banks in the assessment of their assets, special mention loans increased to 7.99% at December 31, 1998.

The asset quality of Hong Kong incorporated licensed banks continued to deteriorate in 1999 as charges for bad and doubtful debts remained a major factor affecting banks' profitability. The ratio of classified loans, net of specific provisions, to total loans for all Hong Kong incorporated licensed banks increased to 6.59% at December 31, 1999 from 5.05% at December 31, 1998. The combined ratio of overdue and rescheduled loans for all Hong Kong incorporated licensed banks increased to 6.96% at December 31, 1999 from 5.10% at

December 31, 1998. Pass loans, however, decreased to 82.14% at December 31, 1999 from 84.61% at December 31, 1998.

Along with improving economic conditions, the asset quality of Hong Kong incorporated licensed banks improved in 2000. The improvement was due to, among other things, the upgrading of certain classified loans to performing status as well as the write-offs of certain other classified loans. The ratio of classified loans (net of specific provisions) to total loans for all Hong Kong incorporated licensed banks decreased to 4.82% at December 31, 2000 from 6.59% at December 31, 1999. The combined ratio of overdue and rescheduled loans decreased to 5.49% at December 31, 2000, down from 6.96% at December 31, 1999. Pass loans increased to 86.3% at December 31, 2000 from 82.1% at December 31, 1999. The ratio of special mention loans also decreased to 6.52% at December 31, 2000 from 8.04% at December 31, 1999.

The ratio of classified loans (net of specific provisions) to total loans for all Hong Kong incorporated licensed banks decreased to 4.53% at December 31, 2001 from 4.82% at December 31, 2000. The combined ratio of overdue and rescheduled loans decreased to 4.57% at December 31, 2001, down from 5.49% at December 31, 2000. Pass loans increased to 88.1% at December 31, 2001 from 86.3% at December 31, 2000. The ratio of special mention loans also decreased to 5.51% at December 31, 2001 from 6.52% at December 31, 2000.

Opportunities for Financial Services Involving Mainland China

Mainland China is one of the world's strongest emerging markets, with GDP growth of 7.3% in 2001 and total foreign trade growth rate of 7.5% in 2001. Many Hong Kong businesses have moved their operations to Mainland China to benefit from the low cost of labor and to better capture the available business opportunities in Mainland China. We expect that as these businesses grow in Mainland China, they will require more sophisticated banking services. We believe that Hong Kong banks are well positioned to benefit from Mainland China's strong growth as businesses and individuals continue to flow into Mainland China. Specifically, on the corporate banking side, the availability of trade finance and cash management products in Mainland China has become a key competitive advantage. On the retail banking side, more banks are entering the fast growing credit card market, as well as taking advantage of opportunities in the merchant acquiring and mortgage businesses. For example, banks from Hong Kong with Renminbi business licenses are offering mortgages to Hong Kong customers purchasing properties in Mainland China. In addition, Hong Kong banks are offering securities services on Mainland China's "B" share market.

As the economies of Hong Kong and Mainland China become increasingly integrated, the amount of Renminbi circulating in Hong Kong at any one point in time is expected to increase. This is due to both capital flows as well as the day-to-day needs of businesses and individuals. For example, direct investments from Mainland China to Hong Kong increased from HK$20.2 billion in 1998 to HK$110.7 billion in 2000 and visits by tourists from Mainland China increased from 2.7 million in 1998 to 4.4 million in 2001. Currently, there are strict restrictions on the flow of Renminbi out of Mainland China, and there is no official framework for the clearing and settlement of Renminbi in Hong Kong. In February 2002, the Governor of the PBOC stated that the Hong Kong government was considering the possibility of allowing Hong Kong based financial institutions to accept Renminbi deposits.

See the section headed "Supervision and Regulation — Regulation of Renminbi Business of Foreign Funded Financial Institutions in Mainland China" for a description of the regulation of Renminbi business of foreign funded financial institutions in Mainland China.

SUPERVISION AND REGULATION

The main legislation governing banks in Hong Kong is the Banking Ordinance. The principal objectives of the Banking Ordinance are to regulate banking business and the business of taking deposits, supervise authorized institutions so as to provide a measure of protection to depositors and promote the general stability and effectiveness of the banking system in Hong Kong. The Hong Kong Monetary Authority, the supervisory and regulatory body of the banking industry in Hong Kong with the powers and functions granted by the Banking Ordinance, also issues guidelines in respect of various aspects of commercial banking operations from time to time. These guidelines generally set out the Hong Kong Monetary Authority's supervisory policies and practices, the minimum standards that authorized institutions are expected to attain in order to meet the requirements of the Banking Ordinance and recommendations on best practices that authorized institutions are encouraged to observe.

The supervisory approach of the Hong Kong Monetary Authority is based on a policy of "continuous supervision" through on-site examinations, off-site reviews, prudential meetings, cooperation with external auditors and sharing information with other supervisors. The Hong Kong Monetary Authority obtains regular returns from and sends examination teams to all authorized institutions. Prudential meetings enable the Hong Kong Monetary Authority to understand how an institution controls its operations and views its business prospects, and to discuss with the institution prudential concerns arising from on-site examinations or other sources. In addition, all licensed banks in Hong Kong, whether incorporated overseas or locally, are required to be members of the Hong Kong Association of Banks, which represents the banking industry in banking-related matters and promotes best practices for banks in Hong Kong.

The Hong Kong Monetary Authority has a general policy of adopting, as it deems appropriate, recommendations on banking supervisory matters of the Basel Committee on Banking Supervision (the "**Basel Committee**"). The Basel Committee was established by the central bank Governors of the Group of Ten Countries in 1974 and formulates broad supervisory standards and guidelines and recommends statements of best practice for individual supervisory and regulatory authorities to implement.

Classification of Financial Institutions

Hong Kong maintains a three-tier system of authorized institutions, consisting of licensed banks, restricted licence banks and deposit-taking companies. See the section headed "Industry Background" for a detailed description of each type of authorized institution.

BOCHK, Nanyang and Chiyu are all licensed banks incorporated in Hong Kong. *All references to "Hong Kong banks" in this section are to licensed banks incorporated in Hong Kong.*

Authorized institutions are required to comply with the "minimum authorization criteria" set out in the Seventh Schedule of the Banking Ordinance, both at the time of authorization and on a continuing basis after authorization. Such criteria include:

- the requirement for the paid-up share capital, minus the excess of accumulated losses over accumulated profits and other reserves, of a Hong Kong bank to be not less than HK$300 million (or the equivalent in an approved currency);

- the imposition of "fit and proper" standards in respect of each director, chief executive and significant shareholder;

- the maintenance of adequate capital, liquidity and provision for diminution in the value of assets; and
- the conduct of business with integrity, prudence and competence.

Principal Obligations of Licensed Banks

Capital Adequacy

The Hong Kong Monetary Authority has set minimum capital adequacy standards for Hong Kong banks based on internationally accepted capital adequacy framework proposed by the Basel Committee in 1988 (the "**1988 Capital Accord**"). The Hong Kong Monetary Authority requires compliance with an unadjusted capital adequacy ratio and an adjusted capital adequacy ratio incorporating market risks.

The Hong Kong Monetary Authority also sets a trigger ratio that is in general 1% above the statutory minimum ratios to provide a cushion to reduce the risk of a Hong Kong bank breaching the statutory minimum ratios and to provide an early warning signal of capital adequacy deterioration. Hong Kong banks are normally required to meet the statutory minimum ratios and the trigger ratio on both a consolidated and an unconsolidated basis.

The Basel Committee is expected to introduce a new capital accord to replace the 1988 Capital Accord in 2006. The main objectives of the proposed standards and guidelines set out in the draft new capital accord are to align regulatory capital requirements more closely in terms of banking risks and to provide incentives for banks to enhance competitive equality and their risk measurement and management capabilities.

Unadjusted Capital Adequacy

The Banking Ordinance requires that Hong Kong banks maintain at all times a minimum unadjusted capital adequacy ratio of 8%, calculated as the ratio, expressed as a percentage, of its capital base to its risk weighted exposure. For a bank with subsidiaries, the Hong Kong Monetary Authority may require the ratio to be calculated on a consolidated basis, or on both a consolidated and an unconsolidated basis, or on a consolidated basis only in respect of certain subsidiaries. The Hong Kong Monetary Authority may increase the ratio to up to 12% for a particular bank. Since December 31, 1998, Hong Kong banks have been required by the Hong Kong Monetary Authority to maintain a minimum unadjusted capital adequacy ratio of at least 10%.

The details of the calculation of capital base and risk weighted exposure are set out in the Third Schedule of the Banking Ordinance. In general, capital base is the sum of the book values of Tier 1 capital and Tier 2 capital. Risk weighted exposure is calculated by applying specified risk weight factors to various categories of assets and the credit equivalent amount of various off-balance sheet items, such as direct credit substitutes, transaction-related contingencies, repurchase contracts, note issuance facilities and exchange rate contracts. The risk weight factors reflect the extent to which an asset might be regarded as being at risk or the extent to which a liability might arise.

Tier 1 capital, or core capital, includes fully paid-up ordinary shares, fully paid-up irredeemable non-cumulative preference shares, share premium account, general reserves and profit and loss account. Subject to the Hong Kong Monetary Authority's prior approval, Tier 1 capital may also include capital instruments in the form of non-cumulative preference shares issued indirectly by a bank to third party investors.

Tier 2 capital, or supplementary capital, includes reserves on revaluation of real property owned by a bank, reserves on revaluation of a bank's holding of securities not held for trading purposes and general provisions against doubtful debts. The total amount to be included as a bank's Tier 2 capital for the purpose of calculating the capital base must not exceed its total Tier 1 capital.

Adjusted Capital Adequacy

Since December 31, 1997, Hong Kong banks have been required under the adjusted capital adequacy framework to measure and apply capital charges in respect of their market risks in addition to their credit risks, and have also been required by the Hong Kong Monetary Authority to maintain a minimum adjusted capital adequacy ratio of 8%, which incorporates their market risks on both a consolidated and an unconsolidated basis unless exempted under the de minimis criteria. Market risk is the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Market risk includes the risk relating to interest rate-related instruments and equities in the trading book and the foreign exchange risk and commodities risk throughout the bank.

In line with the change in the minimum unadjusted capital adequacy ratio to 10%, Hong Kong banks have been required by the Hong Kong Monetary Authority to observe a minimum adjusted capital adequacy ratio of at least 10%, subject to certain de minimis exemptions, on both a consolidated and an unconsolidated basis.

Liquidity Requirements

Banks must maintain adequate liquidity to ensure that they can meet their obligations and have sufficient liquid assets to meet funding needs or a liquidity crisis. The Banking Ordinance therefore requires banks to maintain at all times a liquidity ratio of not less than 25% in each calendar month, calculated as the ratio, expressed as a percentage, between the sum of the net weighted amount of its liquefiable assets and the sum of its qualifying liabilities for each working day of the calendar month concerned. For a Hong Kong bank that has subsidiaries, the Hong Kong Monetary Authority may require that ratio to be calculated on a consolidated basis, or both on a consolidated basis and an unconsolidated basis, or on a consolidated basis only in respect of certain subsidiaries and overseas branches of the bank. The Hong Kong Monetary Authority may require a particular bank to set an internal liquidity ratio target which is higher than the statutory minimum. For a bank having places of business in Hong Kong and elsewhere, its places of business in Hong Kong are collectively treated as a separate bank to which the liquidity ratio provisions would apply.

Liquefiable assets include assets held in the form of bank notes and coins, gold, the net amount of loans due within one month from other banks, certain export bills payable within one month, certain kinds of marketable debt securities or prescribed instruments and certain types of loan repayments for fully performing loans due on a fixed date within one month.

Qualifying liabilities include liabilities which will or could or, in the case of contingent liabilities, may in the opinion of the Hong Kong Monetary Authority, fall due within one month. Liabilities to other banks are treated on a net basis.

In order for the Hong Kong Monetary Authority to assess the quality of a bank's liquid assets, banks are required to provide information on certain specified assets that can be quickly liquidated, such as assets which are capable of generating cash within seven days either upon maturity or by sale or pledge of the assets.

Financial Exposure to Any One Customer

In order to ensure that Hong Kong banks control their exposure to any one person or group of persons, certain lending restrictions are imposed by the Banking Ordinance. For example, the financial exposure of a Hong Kong bank to any one person or group of connected persons must not, subject to certain exceptions, exceed 25% of the capital base of the bank. Financial exposure includes loans, advances and credit facilities granted to, and shares, debentures and debt securities held by the bank and issued by, that person or group of connected persons.

Certain types of exposure are not considered financial exposure for the purposes of the Banking Ordinance, such as financial exposure to the Hong Kong government or to other authorized institutions or, subject to the approval of the Hong Kong Monetary Authority, financial exposure secured by a cash deposit, guarantee or certain other specified securities.

Restrictions on Facilities, Investments and Shareholdings

A Hong Kong bank's unsecured facilities to affiliates, investments in land and shareholdings in other companies must not at any time exceed, in the aggregate, 80% of the capital base of the bank.

Restrictions on Facilities to Affiliates

The amount of loans and other facilities which a Hong Kong bank may make available on an unsecured basis to its controllers, its directors, their relatives or certain of its employees and persons associated with any of them must not exceed 10%, or in the case of affiliates who are individuals must not exceed 5%, of the capital base of the bank. Banks must not, except with the written consent of the Hong Kong Monetary Authority, provide to any of their employees any unsecured facility exceeding the employee's annual salary.

Restrictions on Investments in Land

A Hong Kong bank must not purchase or hold any interest or interests in land, whether situated in or outside Hong Kong, with an aggregate value in excess of 25% of its capital base unless, in the opinion of the Hong Kong Monetary Authority, it is necessary for the operation of the bank's business or for providing housing or amenities for its staff.

Restrictions on Shareholdings in Other Companies

A Hong Kong bank must not acquire or hold the share capital of other companies with an aggregate value in excess of 25% of the bank's capital base, except for shares held by way of security for credit facilities or shares acquired in satisfaction of debts due to it. Shares acquired in satisfaction of debts due must be disposed of at the earliest suitable opportunity and not later than 18 months after their acquisition, unless the Hong Kong Monetary Authority agrees to a longer period.

With the approval of the Hong Kong Monetary Authority, a Hong Kong bank may hold shares in other banks and companies carrying on nominee, executor, trustee or other functions related to banking business, the business of deposit taking, insurance, investments or other financial services. These shareholdings are not subject to the 25% limit mentioned above.

In addition, without the Hong Kong Monetary Authority's approval, Hong Kong banks must not acquire, whether by one acquisition or a series of acquisitions, all or part of the share capital of any company to a value of 5% or more of the bank's capital base.

Granting Loans Secured by Bank's Own Shares

Banks must not grant any loan, advance or credit facility, including letters of credit, or give any financial guarantee or incur any other liability, against the security of their own shares or, except with the approval of the Hong Kong Monetary Authority, that of their respective holding companies, subsidiaries or fellow subsidiaries of such holding companies.

Charges

Except with the approval of the Hong Kong Monetary Authority, a Hong Kong bank must not create any charges over its assets if either:

- the aggregate value of all charges existing over its total assets is 5% or more of the value of those total assets; or
- creating that charge would cause the aggregate value of all charges over its total assets to be more than 5% of the value of those total assets.

Restrictions on Overseas Activities

A Hong Kong bank must not establish or maintain an overseas branch or overseas representative office without the approval of the Hong Kong Monetary Authority. The Banking Ordinance authorizes the Hong Kong Monetary Authority to require the submission of financial and other information regarding any overseas branch of a Hong Kong bank, including information on the functions and activities of the branch.

Credit Risk Management

Pursuant to the Hong Kong Monetary Authority's Guideline on the General Principles of Credit Risk Management, banks are required to have comprehensive credit risk management systems to identify, measure, monitor and control credit risk and to ensure that adequate capital resources are available to cover the risks assumed. The Hong Kong Monetary Authority requires a bank's credit risk management process to include the following principal elements:

- an appropriate credit risk environment;
- prudent approval procedures;
- effective systems for credit administration;
- measurement and monitoring; and
- adequate controls over credit risk.

Requirements on Loan Classification and Loan Loss Provisions

Loan Classification

The Guideline on Loan Classification System issued by the Hong Kong Monetary Authority provides for the classification of loans into the categories of pass, special mention, substandard, doubtful and loss. See the section headed "Description of Our Assets and Liabilities — Assets — Classified Loans — Current Loan Provisioning Policies" for a description of each of the five loan classifications.

Loan Loss Provisions and Write-Offs

The Guideline on Loan Classification System requires banks to establish and maintain adequate loan loss provisions at a level that is adequate to absorb estimated inherent losses, whether identified or unidentified, in their loan portfolio, binding commitments and contingent liabilities.

Every bank is required to have a system for making adequate provisions. Although there is no single uniform method suitable for all banks, each bank is required to make provisioning decisions based primarily on an assessment of the recoverability of individual loans or portfolios of loans with similar characteristics. The level of specific provisions for a particular loan should normally relate to the loan's classification. Higher provisions are required when loans are downgraded. Banks are required to make specific provisions immediately after a loan is classified as substandard or a level below unless there are good reasons to the contrary.

In cases where it is not possible to reliably estimate the loss, the Hong Kong Monetary Authority recommends the adoption of the following benchmarks for loan loss provisioning:

- 20% to 25% of unsecured portion of substandard loans;
- 50% to 75% of unsecured portion of doubtful loans; and
- 100% of unsecured portion of loss loans.

Interest Recognition for Problem Loans

Interest on loans for which there is no prospect of eventual recovery must cease to be accrued. If there is some prospect of ultimate recovery of the loan interest, the amount of interest must normally be credited to a suspense account in the balance sheet rather than being recognized as income. The Hong Kong Monetary Authority's Guideline on Interest Recognition requires a bank to suspend or cease to accrue interest on a loan if:

- there is reasonable doubt regarding the ultimate collectability of principal or interest;
- a specific provision has been made against the loan;
- contractual repayments of principal or interest are more than three months overdue and the net realizable value of collateral is insufficient to cover repayment of principal and accrued interest;
- contractual repayments of principal or interest are more than twelve months overdue, regardless of the net realizable value of collateral;
- an overdraft has remained continuously above the approved limit for more than three months, and the net realizable value of collateral is insufficient to cover repayment of principal and accrued interest; or
- an overdraft has remained continuously above the approved limit for more than twelve months, regardless of the net realizable value of collateral.

The above criteria are applicable to all assets, including debt securities and off-balance sheet instruments on which interest is accrued, except those held for trading purposes. In relation to overdue contractual repayments of principal or interest, as an alternative, banks may choose to adopt 90 or 360 days as the relevant periods provided that these are consistently applied.

Property Lending

Pursuant to the Hong Kong Monetary Authority's Guideline on Property Lending, banks are required to adopt a cautious approach towards property lending, particularly on lending for property development and investment, maintain up-to-date internal policies on property lending, and establish their own limits as to the acceptable size of exposure. Banks are required to apply prudent lending criteria, including the maximum 70% loan-to-value ratio on home mortgage loans. Since October 2001, the Hong Kong Monetary Authority has relaxed the 70% loan-to-value ratio in the refinancing of home mortgage loans where the outstanding loan amounts exceed 100% of the market value of the properties mortgaged. Refinancing of home mortgage loans in these cases should not exceed 100% of the current market value of the properties mortgaged.

Regulatory Reporting to the Hong Kong Monetary Authority

The Hong Kong Monetary Authority's Guideline on Financial Disclosure by Locally Incorporated Authorized Institutions requires Hong Kong banks to adopt minimum information disclosure standards in preparing their annual accounts. These standards are in addition to any other statutory and accounting standards that require the financial disclosure of a bank to present a true and fair view of the financial state or affairs of the bank. These standards include requirements for disclosure in respect of, among other items, the profit and loss account, balance sheet, cash flow statement and off-balance sheet exposures of a bank in its financial statements.

Each bank must submit to the Hong Kong Monetary Authority a series of monthly returns, including a monthly return which sets out the assets and liabilities of its operations in Hong Kong, and a further comprehensive quarterly return in relation to its principal place of business in Hong Kong and all local branches, although the Hong Kong Monetary Authority may permit returns to be made at less frequent intervals. In addition, the Hong Kong Monetary Authority, for the purpose of exercising its functions under the Banking Ordinance, may also require a bank to submit a number of other returns.

A bank must report to the Hong Kong Monetary Authority immediately if there is a likelihood of the bank becoming unable to meet any of its obligations or if the bank is about to suspend payment. In addition, a Hong Kong bank must report to the Hong Kong Monetary Authority immediately of the commencement of material civil proceedings.

Internal Control and External Auditing Requirements

Each Hong Kong bank is required, pursuant to the Hong Kong Monetary Authority's Guideline on Corporate Governance of Locally Incorporated Authorized Institutions and the Banking Ordinance, to have internal and external auditors. Internal auditors are required to review and regularly test the bank's operating procedures to ensure that they incorporate adequate control mechanisms and comply with policies approved by the board of directors. External auditors can provide the board with an independent opinion on the adequacy of the bank's management system, accounting controls and financial information. The Hong Kong Monetary Authority may require a bank to appoint an auditor to report to the Hong Kong Monetary Authority on:

- the state of affairs of the bank;
- profit and loss of the bank;
- the adequacy of the systems of control of the bank; or
- other matters as the Hong Kong Monetary Authority may reasonably require.

A Hong Kong bank must notify the Hong Kong Monetary Authority immediately of the bank's proposal to remove an external auditor before the end of the term of appointment or replace an external auditor at the end of the term of appointment.

Limitations on Shareholdings in Hong Kong Banks

The Hong Kong Monetary Authority has the power to object to a person becoming or remaining a controller of a Hong Kong bank if the person fails to satisfy certain requirements and conditions, including satisfaction of the "fit and proper" criteria. A person may become a controller by virtue of being entitled to exercise, either alone or with any associate(s) (as defined in the Banking Ordinance), 10% or more of the voting power at any general meeting of a bank or of a company of which the bank is a subsidiary, or exercising de facto control over the board of directors of a bank or of a company of which the bank is a subsidiary. If the Hong Kong Monetary Authority objects to a person becoming or remaining a controller, the Hong Kong Monetary Authority may prohibit the person from exercising certain rights associated with the person's shareholding in the bank or giving directions or instructions to the directors of the bank or to a company of which the bank is a subsidiary.

Limitation on Persons Becoming Chief Executives or Directors

Each bank must have a chief executive ordinarily resident in Hong Kong. The consent of the Hong Kong Monetary Authority is required for the appointment of a chief executive of any bank or a director of a Hong Kong bank.

Revocation and Suspension of Banking Authorization

The Hong Kong Monetary Authority may revoke or suspend the authorization of a bank in certain circumstances if, among other things:

- the bank no longer satisfies the requirements for authorization;
- the bank is, or is likely to be, unable to meet its obligations;
- the bank has failed to provide material information required under the Banking Ordinance or has provided false information;
- the bank has breached a condition attached to its authorization;
- a person has become or continues to be a controller or chief executive or director of the bank after the Hong Kong Monetary Authority has made an objection; or
- the interests of depositors or potential depositors of the bank are threatened by its continuing authorization.

Intervention in the Conduct of Banks

The Hong Kong Monetary Authority may directly intervene in the conduct of a bank in certain circumstances, including:

- when a bank becomes unable to meet its obligations or suspends payment; and
- when the Hong Kong Monetary Authority is of the opinion that a bank has contravened the provisions of the Banking Ordinance or any condition attached to its authorization.

Certain powers of the Hong Kong Monetary Authority may become exercisable in such circumstances.

Corporate Governance of Hong Kong Banks

As a bank's board of directors is ultimately responsible for the bank's operations and financial soundness, the Hong Kong Monetary Authority's Guideline on Corporate Governance of Locally Incorporated Authorized Institutions provides that the board of directors of a bank should:

- ensure competent management;
- approve the bank's objectives, strategies and business plans;
- ensure that the bank's operations are conducted prudently and comply with approved policies as well as with laws and regulations, industry standards and regulatory guidelines; and
- ensure that the bank conducts its affairs with a high degree of integrity.

Supervision of Securities Business of Exempt Dealer Banks

Banks are allowed to conduct securities dealing business without being registered as dealers under the Securities Ordinance, if declared exempt by the Securities and Futures Commission. Banks may also engage in investment advisory activities without registration with, or declaration of exemption by, the Securities and Futures Commission. Exempt dealers are still subject to certain provisions of the Securities Ordinance applicable to registered persons and exempt dealers.

The Hong Kong Monetary Authority is also responsible for supervising the day-to-day securities business of banks that are exempt dealers within the meaning of the Securities Ordinance. The Hong Kong Monetary Authority requires a bank that is an exempt dealer to comply with certain provisions of the Securities Ordinance which ordinarily only apply to registered persons under the Securities Ordinance. These include those relating to information to be provided in offers for securities, the making of unsolicited calls, accounting and other record-keeping requirements. As a general rule, the Hong Kong Monetary Authority expects all banks which are exempt dealers to comply with legislation and regulations applicable to registered dealers, including the Code of Conduct for Persons Registered with the Securities and Futures Commission.

Supervision of Mandatory Provident Fund Intermediaries

The Hong Kong Monetary Authority is responsible for the supervision of the mandatory provident fund intermediaries that are authorized institutions and whose employees engage in the mandatory provident fund business, and expects their compliance with the Code of Conduct for MPF Intermediaries (the "**MPFA Code**") published by the Mandatory Provident Fund Schemes Authority. Where the MPFA Code prescribes standards which are less stringent or more general than those laid down by the Hong Kong Monetary Authority, the Code of Banking Practice (the "**Code**") or any other enactments, regulations, guidelines or codes applicable specifically to authorized institutions, the latter shall take precedence over the MPFA Code.

Regulation Relating to Bank Note Issuance

Under the Legal Tender Notes Issue Ordinance, the Financial Secretary, with the approval of the Chief Executive in Council, may authorize a bank to issue bank notes. BOCHK, our principal operating subsidiary, is currently an authorized bank note issuing bank in Hong Kong.

Regulation of Private Information

The treatment of private information by a bank is subject to the Personal Data (Privacy) Ordinance and common law principles governing the bank's relationship with its customer.

Banks must comply with the Personal Data (Privacy) Ordinance in the collection, holding, processing and use of personal data. Personal data includes data relating to a living individual from which the identity of the individual can be determined. Personal data must be in a form in which access to or processing of the data is practicable. Data relating to corporate entities are not regulated by the Personal Data (Privacy) Ordinance unless the records of corporate customers or counterparties contain personal data. Under the common law principle of implied duty of confidentiality, banks are required to treat the banking affairs of their customers and former customers as private and confidential unless the banks are exempt from this implied duty of confidentiality.

Electronic Banking

The Hong Kong Monetary Authority supervises and regulates electronic banking activities of authorized institutions. Although authorized institutions are not required to seek formal approval from the Hong Kong Monetary Authority to offer their services through the Internet, they are expected to discuss their plans to do so with the Hong Kong Monetary Authority in advance. The Hong Kong Monetary Authority has advised authorized institutions to have adequate technical and operational controls and systems in place to ensure the validity and security, and confirm the authenticity, of Internet banking transactions or services. The Hong Kong Monetary Authority expects such controls and systems to be assessed by an independent party with the relevant expertise, such as reputable information technology consultants and audit firms.

Code of Banking Practice

The Hong Kong Association of Banks, jointly with DTC Association (which is the association in Hong Kong for restricted licence banks and deposit-taking companies), has issued the Code to be observed by authorized institutions in the conduct of their businesses. A revised Code, which includes new provisions on electronic banking services and stored value cards, became effective on December 1, 2001. Authorized institutions are expected to achieve full compliance with the revised Code within six months of the effective date, while a further six months is allowable for compliance with those provisions which require system changes.

Recent Banking Sector Regulatory Reforms

Three-building Condition

In September 1999, the one-building condition applicable to foreign banks licensed after 1978 was relaxed to allow these banks to open branches in a maximum of three separate buildings. In addition, the restriction on the number of regional and back offices that foreign banks could maintain was also eliminated. In November 2001, the Hong Kong Monetary Authority removed the three-building condition with the result that there is now no restriction on the number of branches that foreign banks may maintain in Hong Kong. This measure has provided foreign banks with greater flexibility in conducting business in Hong Kong.

Enhancing Deposit Protection

In April 2001, after the Hong Kong Monetary Authority had issued a consultation paper and received comments from the public, the Hong Kong Executive Council approved in principle a proposal to introduce a deposit insurance scheme in Hong Kong and requested the Hong Kong Monetary Authority to produce a set of final recommendations on how the scheme should be structured. This scheme, if implemented, will provide a measure of protection to small depositors if a bank fails. Some banks in Hong Kong anticipate that this scheme will, among other things, reduce the risk of depositing at the smaller banks. A second consultation paper was published by the Hong Kong Monetary Authority in March 2002 and, following public consultation, the Hong Kong Monetary Authority has indicated that appropriate legislation will be drafted by the end of 2002.

Market Entry Criteria

In May 2002, amendments were made to the "minimum authorization criteria" set out in the Seventh Schedule to the Banking Ordinance, which introduced certain changes to the market entry criteria for the Hong Kong banking sector. These include, among other things, reducing the hurdle for foreign banks to enter the Hong Kong market as full licensed banks and relaxing the criteria for upgrading locally incorporated restricted licence banks and deposit-taking companies to full licensed bank status. In addition, the minimum paid-up capital requirement for Hong Kong banks was increased from HK$150 million to HK$300 million.

The Securities and Futures Ordinance

Under the Securities and Futures Ordinance of Hong Kong, which was enacted in March 2002 but which has yet to come into effect, banks with current exempt status and other authorized institutions may apply for registration for carrying out securities business and other regulated activities. The Banking (Amendment) Ordinance 2002 enacted changes to the Banking Ordinance that are consistent with the new regulatory regime under the Securities and Futures Ordinance. It is envisaged that the new regulatory regime will come into effect at the beginning of 2003.

Regulation of Our Branches in Mainland China

The PBOC is the primary regulatory authority responsible for the regulation and supervision of our branches in Mainland China. The local branches of the PBOC exercise the routine administrative and supervisory functions over our branches located in their respective jurisdictions. The business scope of our branches in Mainland China must be approved by the PBOC. In addition, the operations of our branches in Mainland China are also subject to the supervision and on-site examinations by the Hong Kong Monetary Authority.

Qualification of senior executives of our branches in Mainland China is examined by or filed with the PBOC or the relevant local branch of the PBOC. Each of our branches in Mainland China is also required to employ a certified PRC accountant registered in Mainland China whose employment must be confirmed by the relevant local branch of the PBOC. According to the "Regulation Governing Foreign Financial Institutions" of the PRC, a foreign funded financial institution is required to obtain the approval of the PBOC and register with the State Administration of Industry and Commerce if this financial institution:

- establishes an affiliate;
- adjusts or transfers registered capital;
- increases or decreases operating capital;
- changes its name or business address;
- adjusts its business scope;
- has a change in a shareholder who holds 10% or more of the total capital or shares;
- amends its articles of association; or
- replaces senior executives.

The PBOC and its local branches have the authority to examine and audit the operating and financial conditions of our branches in Mainland China. Our branches in Mainland China are required to submit their financial statements and other statistical data as well as audit reports provided by an accounting firm to the PBOC.

Regulation of the Group by the PBOC

As a subsidiary of BOC outside Mainland China, we are deemed to be a "Chinese-invested financial institution abroad" for the purposes of PBOC regulation. As a consequence, BOC is required to report to the PBOC with respect to specified significant matters at the Group and is responsible for filing certain reports to the PBOC with respect to us.

Regulation of Renminbi Business of Foreign Funded Financial Institutions in Mainland China

Foreign funded financial institutions in Mainland China have been permitted to engage in Renminbi business in several regions in Mainland China on an experimental basis since 1997. Currently, more than 30 foreign funded financial institutions have been approved by the PBOC to engage in Renminbi business in Shanghai and Shenzhen. The PBOC recently announced that, subject to the relevant WTO agreements, all geographic and customer restrictions on conducting Renminbi business by foreign funded financial institutions are expected to be removed gradually within five years from December 11, 2001.

A foreign funded financial institution must satisfy the following conditions in order to apply for the operation of Renminbi business in Mainland China:

- it has operated in the city in which it intends to operate Renminbi business for more than three years before such application;
- it has been profitable in the city in which it intends to operate Renminbi business for two consecutive years before such application; and
- it meets other prudential conditions as required by the PBOC.

The PBOC has varying requirements on the amount and composition of the operating capital of foreign funded financial institutions based on the extent of their Renminbi business and the categories of their customers.

OVERVIEW

We are a leading commercial banking group in Hong Kong. Through 343 branches, 434 ATMs and other delivery channels in Hong Kong, we offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK, our principal operating subsidiary, is one of three bank note issuing banks in Hong Kong. In addition, we have 14 branches in Mainland China to meet the cross-border banking needs of our Hong Kong and Mainland China customers. We are the second largest commercial banking group in Hong Kong in terms of assets and customer deposits. At December 31, 2001, we were one of the two largest lenders in Hong Kong. For the year ended December 31, 2001, our operating profit before provisions and profit attributable to shareholders were HK$13,162 million and HK$2,768 million, respectively. At December 31, 2001, we had total assets of HK$766,140 million and shareholders' funds of HK$52,170 million.

We have three principal lines of business, consisting of retail banking, corporate banking and treasury operations. We provide a comprehensive range of retail banking products and services to our retail customers, including deposits, home mortgage loans, home ownership scheme loans, remittances, credit cards and investment product services such as securities, investment funds, insurance, foreign exchange, bullion trading and personal wealth management services. We provide our corporate and institutional customers with a variety of banking products and services, including deposit products, loan products such as working capital finance, syndicated loans, project finance and asset finance, and non-interest income-based products and services such as syndicated loan arrangements, credit facility arrangements, trade finance arrangements, cash management products and services, MPF services and insurance agency services. Through our treasury operations, we participate in inter-bank money market transactions and provide order execution services to our customers with respect to their foreign exchange and derivative transactions. We also participate in capital markets transactions to effect our securities investments and, to a limited extent, engage in proprietary trading, primarily of foreign exchange and debt securities.

We were incorporated on September 12, 2001 to hold the entire equity interest in BOCHK, our principal operating subsidiary. On October 1, 2001, substantially all of the commercial banking businesses and related assets and liabilities of nine entities previously within the BOC HK Group were transferred to Po Sang, whose name was changed to Bank of China (Hong Kong) Limited on the same date. These included the Hong Kong branch of BOC, the Hong Kong and Mainland China branches of the PRC organized banks, and one Hong Kong incorporated subsidiary bank of BOC. On the same date, two additional Hong Kong incorporated subsidiary banks and a credit card subsidiary company of BOC became subsidiaries of BOCHK. To realize the full benefits of the merger, we have also undertaken a restructuring to integrate these merged operations and to enhance them in line with leading market practices. In particular, we have organized our business operations, management and employees (other than those of Nanyang and Chiyu) along the lines of four strategic business units — retail banking, corporate banking and treasury, business planning and finance and business support services — with defined responsibilities and performance targets. The restructurings of Nanyang and Chiyu share the same objectives, principles and measures as BOCHK's restructuring.

We have also reconfigured our operational structure within each of our principal business activities to deploy our resources more efficiently by setting up front, middle and back office functions. Our front office functions cover sales and marketing and customer relations. Our middle office is primarily responsible for providing broad professional management and guidance to, and formulating related business policies and strategy for, the front office. Our back office provides logistic and business support services and centralized processing services to our front and middle offices. See the section headed "The Restructuring and Merger".

In recent years, we have made substantial investments in our technology platform and distribution capabilities. In addition to our extensive branch and ATM network, we offer 24-hour automated telephone banking, mobile phone banking and online banking services. These resources enable us to deliver a broad range of banking products and services through multiple delivery channels that are convenient to our customers.

After the Restructuring and Merger, Standard & Poor's assigned a long term counterparty credit rating of BBB+ with a stable outlook and a short term counterparty credit rating of A-2, and Moody's assigned a long term deposit rating of Baa1 with a stable outlook, a short term deposit rating of P-2 and a financial strength rating of C-, to BOCHK. These rating agencies review the ratings assigned to us periodically and from time to time and may confirm or change these ratings as a result of their reviews.

OUR STRENGTHS

We are a leading commercial banking group in Hong Kong. Our principal strengths include:

- **Well-recognized brand.** With over 80 years of commercial banking operations in Hong Kong, we have a long-standing presence in the local community and have developed one of the leading brands in the Hong Kong banking industry. Our brand recognition is enhanced by the prestige associated with our status as one of the three bank note issuing banks in Hong Kong.

- **Leading presence in the financial services market in Hong Kong.** We are a leader in the retail and corporate banking sectors in Hong Kong. At December 31, 2001, we were the third largest home mortgage lender with a 16% market share in terms of outstanding loans and one of the largest credit card issuers. At the same date, we were one of the two largest corporate lenders in Hong Kong, with a 15.6% market share in terms of outstanding loans and an active participant of syndicated loan transactions. We have developed an extensive customer base in Hong Kong, and maintained approximately 3.7 million retail and credit card accounts and approximately 236,000 corporate customers at December 31, 2001.

- **Extensive distribution network.** With 343 branches and 434 ATMs located throughout Hong Kong, we have one of the most extensive distribution networks for banking products and services in Hong Kong. Our branch and ATM network is complemented by our direct distribution channels, which include telephone banking, mobile phone banking, online banking, interactive banking and self-service banking. This network serves as an effective platform to deliver multiple products and services.

- **Integrated financial services offerings and substantial cross selling opportunities.** In addition to providing core retail and corporate banking services, we are one of a small number of banks in Hong Kong that offer integrated financial services. In particular, we provide our customers with integrated securities brokerage, life, property and casualty insurance and investment management products and services through our affiliates and other third party providers. Our integrated financial services offerings, together with our large customer base and extensive distribution network, provide us with significant opportunities to increase revenues by cross selling our broad range of products and services.

- **Competitive advantage in Mainland China related banking businesses.** The continuing liberalization of the Mainland China economy and the increasing economic integration between Hong Kong and Mainland China has resulted in a growing demand from our customers in Hong Kong for Mainland China related banking services. BOC is the PRC's pre-eminent foreign exchange bank and one of the largest state-owned commercial banks in the PRC. Established in 1912, BOC provides a full range of commercial banking and other financial services through approximately 13,000 domestic branches and subsidiaries and approximately 560 overseas branches and subsidiaries in 23 countries and regions. Through our relationship with BOC, we have access to a broad distribution network that spans Mainland China. We are working with BOC on identifying opportunities to offer our services in Mainland China through BOC's distribution network. We have been operating in Mainland China for approximately 20 years, and we believe we are recognized as one of the leading banks in Hong Kong for Mainland China related banking services. In addition, we are cooperating with BOC to provide exclusive administrative and processing support for the International Card, which is the only foreign currency credit card offered by BOC primarily to Mainland China customers who travel and conduct transactions outside Mainland China. Furthermore, we are cooperating with BOC to provide exclusive administrative and marketing services in Hong Kong for the Renminbi Card, which is a Renminbi credit card targeted at customers in Hong Kong who travel and conduct transactions in Mainland China.

OUR STRATEGY

Our objective is to maximize shareholder value. To achieve this objective, we plan to leverage our strengths and capitalize on the opportunities arising from the Restructuring and Merger. Specifically, we intend to strengthen our position as one of the leading commercial banking groups in Hong Kong and increase our profitability by focusing on the following strategic initiatives:

- **Increase revenues through more effective cross selling.** We plan to expand our business with our existing customers and increase our revenues by broadening the range of our products and services and increasing our cross selling efforts, with a view towards satisfying the increasingly complex and specific needs of our customers. We seek to achieve this objective by:

  — enhancing our product offerings through a combination of bundling and improving existing products, offering new in-house products and cooperating with our affiliates and third parties to provide increasingly sophisticated products and services, especially products and services that generate non-interest income;

  — developing advanced customer relationship management tools, such as data warehousing and customer targeted marketing, to allow us to better understand the needs of, and strengthen our relationships with, our customers; and

  — upgrading and integrating our customer database management system to better understand and predict the behavioral patterns of our customers, which would enable us to offer more competitive and tailored products and services based on variables such as demographics and income level, as well as create significant cross selling opportunities.

- **Focus on high return product segments.** The market for consumer lending, credit cards and personal financial services is not as well developed in Hong Kong as in other developed markets. We believe that this market has significant growth potential in light of the high savings rates and the high per capita income in Hong Kong. These product segments generally enjoy higher return on equity compared to traditional products, such as corporate loans and trade finance. We intend to capitalize on the opportunities in the personal financial services market as well as focus on cash management, treasury and other high return product segments in Hong Kong by:
  - focusing on consumer lending and consumer finance products, which provide higher margins than corporate loans;
  - focusing on the credit card business as an integral part of retail banking to increase both interest and fee income;
  - identifying and segmenting customers to focus on higher margin business and offering differentiated products to these customers through specialized channels, such as personal financial services centers;
  - enhancing personal financial services offerings in securities brokerage, insurance and investment management by a combination of product and service improvements and expanded offerings of new in-house and third party products;
  - developing a broad range of cash management products; and
  - developing securities underwriting business.
- **Improve profitability by optimizing our asset-liability mix and pricing.** We plan to improve the profitability of our operations by optimizing our asset-liability mix and pricing through:
  - utilizing credit scoring systems for borrowers to differentiate risk profiles and pricing for different customer segments;
  - implementing a tiered pricing structure for savings deposits to retain customers who maintain large deposit balances with us while reducing the funding cost of accounts with smaller balances;
  - developing information systems that allow us to analyze product, service and customer profitability; and
  - focusing our efforts on higher margin products, services and customers.
- **Improve asset quality.** In recent years, our financial condition and results of operations have been significantly affected by increases in classified loans and charges for bad and doubtful debts. As a result, we plan to enhance our asset quality by adopting more effective credit control and risk management systems. In particular, we seek to achieve this objective by:
  - establishing more centralized, independent and comprehensive risk management systems and practices in order to conduct our risk assessment and monitoring functions in an objective, consistent and comprehensive manner;
  - implementing enhanced credit approval, monitoring and evaluation practices that emphasize, in addition to overdue payment and collateral, other credit quality indicators, such as the profitability, cash flow, liquidity and net worth position of a borrower; and

- reducing the level of our classified loans through increased recoveries and write-offs, particularly by utilizing our newly formed special assets management department for dedicated monitoring, recovering and restructuring of our classified loans.

- **Enhance operating efficiencies.** We will seek to improve our operating efficiencies by focusing on the following:

  - *Information technology.* We plan to significantly upgrade our information technology infrastructure, reorganize our information technology management to align with our strategic business units and explore opportunities to outsource information technology functions to leading providers;

  - *Branch efficiency.* We intend to improve the product and service distribution capability of our branch network by tailoring the products and services offered by a particular branch to the specific needs of the local market. Furthermore, we seek to optimize the service scope and coverage of our branch network by enhancing the customer expertise of each particular branch through additional training and the use of technology. In particular, a number of our full service branches will be modified into investment centers, personal financial service centers, self-service branches and VIP branches;

  - *Focus on low-cost, direct distribution channels.* We plan to promote to our customers direct distribution channels, such as ATMs, telephone banking, online banking and mobile phone banking, by expanding the scope of the products and services available through these distribution channels and by improving technology application of these distribution channels. We believe these distribution channels provide a more cost effective means of delivering products and services and may appeal to different segments of the population; and

  - *Back office efficiency.* We intend to continue consolidating and streamlining our back office processing operations to improve the speed, accuracy and quality of our product and service delivery systems and to reduce costs.

- **Manage our capital base to maximize shareholders' value.** Prior to the Restructuring and Merger, as separate legal entities, we could not manage the capital base of the member banks of the BOC HK Group on a consolidated basis. To maximize returns for our shareholders after the Restructuring and Merger, we intend to manage our capital base actively through:

  - balancing carefully the need to maintain, on the one hand, sufficient capital to meet regulatory and projected business requirements, and, on the other hand, a highly efficient capital base;

  - diversifying our sources of capital by decreasing our reliance on equity in order to minimize the overall cost of capital; and

  - continuing to evaluate our capital level and returning excess equity to our shareholders.

- **Increase employee productivity and create a customer-focused culture.** We intend to increase employee productivity and create a customer-focused culture primarily by:

  - adopting performance-driven incentive mechanisms and implementing effective employee performance measurement systems;

— redeploying employees to maximize efficiency; and

— conducting extensive employee training to enhance the product knowledge and sales and marketing skills of employees.

- **Capitalize on our relationship with BOC to better serve our customers and strengthen our position in both the Hong Kong and the Mainland China financial services markets.** We intend to cooperate with BOC in Hong Kong and in Mainland China to improve our services to our customers and expand our revenue base by:

— continuing to leverage our relationships with BOC's non-commercial banking subsidiaries and affiliates in Hong Kong to maximize cross selling efforts, increase our non-interest income, enhance our product range and jointly develop customized products;

— facilitating customer access to BOC's networks and products in Mainland China by coordinating the establishment of credit facilities in Mainland China and Hong Kong and cash management alliances through enhanced customer referral and sharing of research resources;

— taking advantage of potential changes in the relevant legal and regulatory framework, including those relating to Renminbi clearing and settlement in Hong Kong, in order to expand our revenue sources;

— sharing products and know-how with BOC and cooperating with BOC to further expand our revenue base from our Mainland China related business, such as our merchant acquiring business, the International Card and trade finance; and

— improving operating efficiency through consolidating both our processing and information technology procurement and platforms with those of BOC and its non-commercial banking subsidiaries and affiliates in Hong Kong.

OUR PRINCIPAL BUSINESS ACTIVITIES

We have three principal lines of business, consisting of retail banking, corporate banking and treasury operations. The following table sets forth our operating income attributable to each line of business for the years indicated:

	Year ended December 31,					
	1999		2000		2001	
	Amount	As a percentage of total operating income	Amount	As a percentage of total operating income	Amount	As a percentage of total operating income
	(HK$ in millions, except for percentages)					
Retail banking	6,611	33.9%	7,852	37.9%	7,457	39.2%
Corporate banking	9,355	48.0	8,364	40.4	6,226	32.8
Treasury	2,322	11.9	2,891	14.0	4,126	21.7
Other[(1)]	1,689	8.7	2,120	10.2	1,715	9.0
Elimination adjustments[(2)]	(496)	(2.5)	(529)	(2.5)	(515)	(2.7)
Total operating income	19,481	100.0%	20,698	100.0%	19,009	100.0%

(1) Mainly comprises our fixed assets, investment securities, interest in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of our capital is also included as other items

within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square foot occupied.

[2] These represent elimination of intersegment income and expenses.

Retail Banking

General

We are a leader in the retail banking sector in Hong Kong. At December 31, 2001, we were the third largest home mortgage lender with a 16% market share in terms of outstanding loans and one of the largest credit card issuers in Hong Kong. We were one of the fastest growing mortgage lenders in Hong Kong in the last four years, with our market share increasing from 12.9% at December 31, 1997 to 15.3% at December 31, 2001. We conduct our retail banking business primarily through BOCHK's retail banking strategic business unit. We market our retail products and services through a combination of our branch network and ATMs in Hong Kong and other delivery channels such as telephone banking, online banking and mobile phone banking. For the year ended December 31, 2001, our retail banking operations represented 39.2% of our total operating income. The retail banking strategic business unit of BOCHK is also responsible for our credit card business and our branches in Mainland China. Our retail banking business outside Hong Kong consists primarily of accepting deposits from overseas customers. We currently categorize as retail banking business all deposits and lending activities conducted with individual customers and certain corporate customers who maintain limited credit facilities with us, as well as all activities related to our credit card business.

Retail Banking Strategy

The expansion of our retail banking business is one of the key elements of our growth strategy. We intend to further increase the contribution of our retail banking business to our net profit. To achieve this goal, we seek to capitalize on our large customer base and extensive distribution network to increase cross selling, improve our service quality and expand our product range. This would minimize the need of our customers to seek services from our competitors and strengthen customer loyalty. Our retail banking strategy has the following elements:

- *Capitalize on our large customer base and extensive distribution network to increase cross selling.* We plan to increase our revenues by cross selling our products and services to retail customers. Our large customer base and extensive distribution network enable us to cross sell products and services in a cost-effective manner. In particular, we intend to promote more actively the range of products and services that are available through our corporate banking and treasury strategic business unit and our affiliates, such as option-linked deposits, insurance and mutual funds. We also plan to increase our cross selling efforts for home mortgage loans, personal loans, investment products and credit cards, and to distribute these products through multiple distribution channels, such as online mortgage offerings.
- *Expand our higher income retail customer base.* Apart from continuing to take measures that enhance our presence in the mass retail market, we also intend to increase our focus on middle- and upper-income and high net worth individuals by dividing our current customer base broadly into a mass retail segment, an affluent segment and a high net worth segment. In addition, we intend to implement differentiated pricing, service and retention strategies that are specifically designed for each customer segment. We have established a customer-focused organizational structure in our retail banking strategic business unit that, we believe, will enable us to market our products and services proactively to targeted customer segments.

- *Offer diverse and tailored products and services to meet the increasingly complex and specific needs of our customers.* We seek to create a one-stop shop for our retail customers by offering diverse and tailored products and services through focused marketing efforts and multiple distribution channels. In particular, we intend to expand our market share of retail deposits through the introduction of a tiered pricing structure for savings deposits and the development of new products, such as equity-linked deposits. Moreover, we are in the process of significantly upgrading our information technology infrastructure in order to implement a new customer relationship management platform. We believe this platform will enable us to monitor customer profile and purchasing behavior and allow us to conduct more effective one-to-one direct marketing and product cross selling.

- *Expand and strengthen wealth management products and services.* We intend to leverage our strong market position in investment services to further develop our wealth management products and services to increase our non-interest income. In particular, we plan to enhance the product features of our personal wealth management services to target high net worth customers. In addition, we intend to develop share savings plans and equity-linked products for wealth management services.

- *Focus on credit cards and consumer lending.* We intend to focus on credit cards and consumer lending to increase our interest income. We plan to enhance our competitiveness in the credit card market by increasing targeted marketing towards the revolving credit segment to increase receivables, developing innovative and custom-made credit card products, introducing tiered pricing mechanism based on personal creditworthiness and building strong brand recognition. We believe that unsecured consumer lending, such as personal loans and tax loans, provides a lower risk source of interest-based income as compared to corporate loans. We plan to develop more variations of personal loans and cross sell them to our mortgage loan borrowers.

- *Optimize deposit pricing and develop new products and services to reduce funding costs.* We have begun to implement a tiered pricing structure for savings deposits to optimize our deposit base. This will enable us to retain customers who maintain large deposit balances with us while reducing the funding cost of accounts with smaller balances. We also intend to enhance our investment services to attract liquid funds that customers may deposit with us from time to time while waiting for investment opportunities.

- *Reengineer our distribution channels to improve distribution efficiency.* While we continue to distribute our products and services to our retail customers through more traditional distribution channels, we intend to leverage our technology platform to deliver more products and services through multiple distribution channels, including telephone banking, online banking and mobile phone banking. Our goal is to serve more customers at lower operating costs. In addition, we are in the process of rationalizing our branch network to optimize branch locations and the scope of branch services. For example, some of our branches will be modified to investment centers, personal financial service centers, self-service centers and VIP branches. Furthermore, we also plan to upgrade the marketing and technological capability of our call center to enable us to respond more quickly to customers' needs.

In addition, we intend to cooperate with BOC to enhance our retail banking business in Hong Kong and Mainland China and expand our customer base in Mainland China. See the section headed "— Our Mainland China Related Business and Initiatives".

Retail Deposit Products

We offer three principal deposit products to our retail customers:

- current account deposits, which are non-interest-bearing demand deposits;
- savings account deposits, which are demand deposits that accrue interest at a rate set by us; and
- fixed deposits, which accrue interest at a fixed rate over a pre-determined time period.

In addition, we also provide several specialized deposit products, including the following:

Fixed Deposit with Monthly Interest Payment. This product allows our customers to receive monthly interest payments on their fixed deposits before the maturity date. These deposits generally offer higher levels of interest income than time deposits.

Foreign Currency Deposit. Our multi-currency savings account incorporates up to 12 different foreign currencies, and allows our customers to switch among these foreign currencies to take advantage of interest and exchange rate movements. Our fixed foreign currency deposit account offers our customers various maturity terms to meet their liquidity requirements.

Premium Deposit Series. This product combines the features of a term deposit with currency options, and allows our customers to select their desired returns depending on their judgment of the market conditions.

See the section headed "Description of Our Assets and Liabilities — Liabilities and Sources of Funds" for a description of our deposit profile.

Retail Loan Products and Services

We offer to our customers a wide range of retail loan products, including home mortgage loans, Hong Kong government guaranteed home ownership scheme loans, personal loans, tax loans and other retail loans. We offer these products primarily through our branch network. We also use a variety of direct sales channels to promote different types of retail loan products. For example, through our Mortgage Online, a computer-based banking service, our customers can make mortgage loan applications online.

Home Mortgage Loans. At December 31, 2001, the aggregate outstanding amount of our home mortgage loans was HK$83,337 million, representing 25.8% of our total outstanding loans to customers at that date. We are required by the Hong Kong Monetary Authority to classify loans made to corporate entities controlled by individuals who purchase residential property through these vehicles as corporate loans in the property investment category. As a result, our home mortgage loan data do not include these loans. We offer home mortgage loans at preferential interest rates to customers who we believe have stable sources of income. Borrowers may obtain home mortgage loans for an amount up to 70% of the property value or purchase price, whichever is lower. In addition, the maturity of a mortgage loan may be as long as 30 years.

We have been increasing our focus on home mortgage loans since the 1997 Asian financial crisis. Home mortgage loans as a percentage of total loans increased from 24.6% in

1999 to 25.8% in 2001. We have taken new initiatives to further strengthen our home mortgage business. For example, we launched a proactive multi-channel campaign through our branches, call center, telephone hotlines and sales force. Recently, we have expanded our alliance arrangements with major real estate agencies and property developers in Hong Kong to promote our home mortgage loan products.

Home Ownership Scheme Loans. At December 31, 2001, the aggregate outstanding amount of our home ownership scheme loans was HK$20,273 million. We are an active participant in various Hong Kong government guaranteed home financing schemes, including the home ownership scheme. Under this scheme, borrowers may obtain loans for an amount up to 95% of the property value, and the loan is repayable over a period of 25 years in equal installments.

Personal Loans. We offer secured and unsecured personal loans for amounts up to HK$500,000. These loans are repayable in monthly installments over a maximum period of 36 months. The terms of secured loans depend in part on the type of collateral. Compared to corporate loans, personal loans in Hong Kong generally have relatively low default rates. We believe our personal loan business provides us with a lower risk source of interest-based income. We are in the process of developing a personal loan credit scoring system to help us process personal loan applications more effectively and enhance our ability to analyze potential customers' credit risk profile.

Tax Loans. We began offering our tax loan products at the end of 2001. Generally, we offer tax loans to customers for amounts up to 150% of the income tax due, subject to a cap of HK$500,000 or three times the customer's monthly salary, whichever is lower. Tax loans are repayable over a maximum period of 18 months. We launched a marketing campaign in the first quarter of 2002 to promote tax loans to our customers. As a result of our marketing efforts, our tax loans increased significantly. At March 31, 2002, our outstanding tax loans were approximately HK$86 million.

Other Retail Loans. We also offer bridge loans, loans collateralized by investment securities, overdraft facilities and a series of other products designed to offer added value and convenience to our customers.

Credit Card Business

We conduct our credit card business through BOC-CC, a wholly owned subsidiary of BOCHK. We launched our credit card business in 1980. Currently, our credit cards are honored and accepted by over 20 million international establishments through our association with VISA and MasterCard international organizations. Based on data provided by VISA and MasterCard International Organizations, our market share in the number of VISA and MasterCard credit cards issued in Hong Kong was approximately 10.6% and 8.7%, respectively, at December 31, 2001. In recent years, we have received various awards from VISA and MasterCard for card growth, card issuance, market share, merchant expansion and fraud control. We charge annual fees for most credit card accounts, earn interest from our customers and generate fees from our merchant acquiring business in Hong Kong and Mainland China.

Credit Card Products and Services

We offer a comprehensive range of credit card products that cater to general as well as specialized markets. Our primary credit card products include VISA and MasterCard Classic, Gold and Platinum cards. We also offer other credit card products designed for younger individuals, such as U-Point Card, for use over the Internet, such as Intown Card, and for businesses, such as Business and Purchasing Card. Recently, we launched "y not" Credit

Card to target our female customers. We charge interest on the amount rolled-over to the next month in respect of all our credit cards. At December 31, 2001, the total outstanding credit card balance (before provision) was approximately HK$3,424 million.

Depending on the type of credit card, we offer different privileges and benefits to our cardholders through a variety of programs and services, including free travel insurance, free global emergency services, lost card replacement, telephone booking for travel services, 24-hour customer service hotline and supplementary card services. We also offer additional services to our cardholders, including leisure activities and medical care services with preferential rates and a mileage program affiliated with three major international airlines in Mainland China.

We have been cooperating with BOC to provide administrative and processing support for the International Card since its inception in 1997. The International Card is the only foreign currency credit card offered by BOC primarily to Mainland China customers who travel and conduct transactions outside Mainland China. The International Card settles in either U.S. dollars or Hong Kong dollars. We also cooperate with BOC to provide exclusive administrative and marketing services in Hong Kong for the Renminbi Card which was launched in Hong Kong in September 2000. The Renminbi Card is a credit card offered by BOC to our customers in Hong Kong who travel and conduct transactions in Mainland China. The Renminbi Card settles in Renminbi if payments for the outstanding balance are made in Mainland China and in Hong Kong dollars if payments for the outstanding balance are made in Hong Kong. For our cooperation with BOC in relation to the International Card and the Renminbi Card, see the section headed "Bank of China and Its Relationship with Us — Connected Transactions — Credit Card Services".

Merchant Acquiring Business

We generally charge merchants a fee for processing credit card transactions in Hong Kong and Mainland China. This fee is generally based on a percentage of the amount of each credit card transaction processed. At December 31, 2001, our market shares in terms of total transaction value in Hong Kong for merchant acquiring business relating to VISA and MasterCard credit cards were approximately 11.4% and 10.2%, respectively. Despite intense competition, we continue to maintain our leading position in the merchant acquiring markets in Mainland China through our cooperation with BOC.

Credit Card Management and Monitoring

BOC-CC's risk management practices generally follow the risk management principles and policies of BOCHK. See the section headed "— Risk Management". The functions of BOC-CC's risk management are independent of other credit card operations. Our credit card procedures generally follow the international practices recommended by VISA and MasterCard.

Our guidelines for processing credit card applications and transactions require that every application we receive must pass through our manual internal credit scoring card system. We evaluate credit card applicants according to a number of factors, including the demographic profile, stability of earnings, nature of employment and credit history of the applicant. Based on these factors, we determine an appropriate total credit limit that is capped between one and a half to five times the applicant's monthly salary. We expect to adopt a computerized credit scoring card system by 2003 to enable us to more effectively control credit risk.

The delinquent account balance for our credit cards, defined as balances that are past due for more than 30 days, was approximately 4.7% and 6.2% of our credit card receivable balance at December 31, 2001 and March 31, 2002, respectively. The annualized bankruptcy ratio based on average credit card receivables of our credit card operations for the year ended December 31, 2001 and the quarter ended March 31, 2002 were 1.91% and 3.29%, respectively. The increase in the delinquent account balance in the first quarter of 2002 was primarily due to the adverse economic conditions in Hong Kong, which led to an increase in defaults among our card holders.

We write off delinquent accounts that are in default for 210 days from the payment due date. Our ratio of write-offs to total credit card receivable balance was 4.3% for the year ended December 31, 2001. Our annualized charge-off rates for the quarters ended December 31, 2001 and March 31, 2002 were approximately 5.14% and 6.17%, respectively.

We monitor our customers' repayment patterns strictly to minimize the risks associated with our credit card business. In particular, our authorization, security and credit control departments continuously track spending patterns of cardholders to detect potential problems at an early stage. We also regularly review the credit risk of all promotion programs to minimize credit loss, and identify and monitor high balance and high risk accounts by updating our customer financial information. We also monitor our cardholder's spending habits to improve our customer relationship management.

In light of the recent increase in personal bankruptcies in Hong Kong, we have adjusted our marketing, credit control and collection policies by adopting more stringent approval procedures, strengthening our credit monitoring and collection systems and taking a proactive approach in monitoring and analyzing cardholders' behavior to identify potential credit problems.

Non-Interest Income-Based Services

Investment Services

We offer, directly and through our affiliates, a range of investment services to our customers, including securities, foreign exchange and bullion trading. We provide these investment services to approximately 370,000 retail customers in Hong Kong, and receive commissions and other income from their trading activities. We believe we have built a leading retail securities brokerage in Hong Kong in terms of transaction volume by leveraging our broad customer base and extensive network. For the year ended December 31, 2001, we received approximately HK$457 million in commissions for securities trading and margin trading by our customers.

We recently began selling a number of international mutual funds and guaranteed funds on an agency basis, and we earn front-end commissions or rebates for new sales. We recently launched five co-branded mutual funds under intermediary arrangements with BOCI-Prudential Manager, an Associate of BOC and a connected person of the Company. Under these intermediary arrangements, we are responsible for sales and marketing of these mutual funds, and BOCI-Prudential Manager is responsible for the development and management of these funds. We offer our customers investment advice and financial information in connection with our investment services. We have recently expanded the scope of our investment services by offering corporate bonds to our customers.

Insurance Services

We also act as an agent for insurance services and offer our customers a wide range of insurance products provided by BOC's affiliates, such as life insurance, medical insurance, home insurance and accident insurance. We received approximately HK$136 million in commissions for sales of insurance products during the year ended December 31, 2001.

Personal Wealth Management Services

We offer personal wealth management services to customers who maintain a total account balance of over HK$500,000. Through personal wealth management services we offer in our Money Mate Service Centers, we are able to deliver a one-stop shop banking solution to our high net worth customers. Currently, we have an extensive network of Money Mate Service Centers located in approximately 50 branches throughout Hong Kong. Our personal wealth management services include priority banking and investment services from our dedicated, qualified and experienced customer services officers, standby secured overdraft facilities, 24-hour emergency assistance and Smart Pal Investment Analysis, a service that provides optimal investment portfolio suggestions and needs assessment analysis to our customers. We plan to further expand the scope of our personal wealth management services by establishing a team of 300 dedicated and qualified personal financial consultants in the next two years and by offering cash management, securities trading and funds and bond trading services that are tailored to the customer's asset portfolio.

Other Retail Banking Products and Services

We also offer a series of other retail banking products and services to meet the diverse needs of our customers. These products and services include auto pay, safe deposit boxes, remittances, direct debit services, trustee services, money exchange, travelers' checks and gift checks. We also provide receiving bank services to companies that conduct a public offering of securities in Hong Kong.

Customer Coverage and Marketing

Currently, our customer coverage is primarily conducted through our branch network. We are implementing measures to enhance product awareness and to create a marketing culture among our staff. In particular, we encourage our front office staff to actively participate in sales and marketing by setting up sales-related incentive schemes, sales quotas and targets. Our marketing efforts differentiate among mass, affluent and high net worth customers, and we plan to provide more personalized services to these customers. We also market our products and services through other distribution channels, such as iT's Banking Service and road shows. See the section headed "— Distribution Network".

Furthermore, we are in the process of establishing a customer relationship management system. We believe this platform will allow us to monitor and analyze customer purchase behavior and customer profile, segment our customers and develop tailored products and services. In addition, we believe this platform will enable us to formulate more effective marketing variables through customer data mining processes to allow effective and efficient one-on-one direct marketing, product delivery and product cross selling.

Corporate Banking

General

We are a leader in the corporate banking sector in Hong Kong. At December 31, 2001, we were one of the two largest corporate lenders in Hong Kong, with a 15.6% market share in terms of outstanding loans and an active participant of syndicated loan transactions. We conduct our corporate banking business primarily through BOCHK's corporate banking and treasury strategic business unit. For the year ended December 31, 2001, our corporate banking operations represented 32.8% of our total operating income. Our corporate banking products include both loan products and non-interest income-based services. We deliver our corporate banking products and services through a combination of our branch network, service centers, correspondent banks and online banking.

Corporate Banking Strategy

Prior to the Restructuring and Merger, our corporate banking operations were conducted separately through the member banks of the BOC HK Group. The fragmented structure lacked scale, relied heavily on capital-intensive lending products. We intend to take advantage of the Restructuring and Merger to strengthen our status as a leading corporate banking group in Hong Kong. To achieve this objective, we intend to focus on the following aspects of our corporate banking operations:

- *Meet the specific needs of our customers through an integrated customer-focused, sales-driven organizational structure.* In order to provide solutions to the increasingly complex and specific needs of our customers, we intend to deliver our corporate banking products and services through an integrated customer-focused organizational structure and an enhanced proactive marketing approach. In particular, we have differentiated our corporate customers into three segments, large corporates, middle market corporates/SMEs and financial institutions, to match our product offerings with their needs. In addition, we have established dedicated divisions and commercial centers for each of the large corporate segment, the middle market/SME segment and the financial institutions segment. Each of these divisions and commercial centers will be responsible for developing and marketing our products and services to meet the needs of their specific customer segment. We have also unified our marketing strategy at the strategic business unit level and adopted intensive customer targeting and due diligence requirements to improve our knowledge of customers and their needs. Furthermore, we have also adopted a proactive, regular and systematic marketing approach. We believe our customer-focused organizational structure and proactive marketing approach will enable us to strengthen our relationship with our customers and promote increased customer loyalty.

- *Develop strategic products and services that will enhance our revenue and profitability.* Lending to large corporate and multinational customers has become increasingly competitive in Hong Kong in recent years. As a result, we plan to concentrate our efforts on improving profits from our existing customer base through increased cross selling of high return products and services. In particular, we intend to focus on developing non-interest income-based services, such as treasury and cash management services to increase the proportion of recurring income in our revenue mix. We also intend to continue our active participation in syndicated loans by leveraging our extensive relationships with our corporate customers and offering more diverse trade finance and asset finance products and services, such as leasing. In addition, we intend to increase our market presence in sectors where we have potential for growth, such as the trade finance and financial concerns sectors. We also plan to develop our underwriting business for financial institutions. We believe these and other initiatives will also enhance our market share and broaden our customer base.

- *Improve the quality of our corporate loan portfolio.* We seek to improve the quality of our corporate loan portfolio by adopting and implementing more prudent lending practices and increasing our efforts in monitoring the ongoing credit quality of our corporate customers. We are implementing enhanced credit approval, monitoring and evaluation practices that emphasize, among other factors, the analysis of the borrower's overall business and financial condition, including cash flow. We believe these practices will enhance the quality of our corporate loan portfolio.

- *Increase the use of online channels to distribute corporate banking products and services.* We have invested, and will continue to invest, in our technology platform and systems. We believe we can increasingly leverage these systems to deliver additional products to more customers. In particular, we plan to increase the use of online distribution channels by providing enhanced customer system support and by expanding the scope of product and service offerings of our online corporate banking service.

In addition, we intend to cooperate with BOC to enhance our corporate banking business in Hong Kong and Mainland China and expand our customer base in Mainland China. See the section headed "— Our Mainland China Related Business and Initiatives".

Corporate Loan Products

Our principal corporate loan products are working capital finance, syndicated loans, project finance and asset finance, including commercial mortgage loans and lease financing and hire purchase loans. We also provide special financial products and services that are specifically tailored to the needs of our SME customers. We offer a substantial portion of our corporate loans on a floating rate basis.

Working Capital Finance

Our working capital finance products primarily consist of revolving loans, overdraft facilities and trade finance.

Revolving Loans. Generally, we provide revolving loans to our larger corporate customers to meet their special working capital or cash flow needs. A borrower may draw on the revolving loan in part or in full and repay the loan whenever there are surplus funds or at final maturity of the loan. The borrower may draw on repaid amounts of the loan other than the final maturity repayment. Revolving loans are the largest component of our working capital finance.

Overdraft Facilities. Overdraft facilities are provided to borrowers to finance a temporary cash flow shortfall, and are one of the most common forms of working capital finance in Hong Kong. Consistent with lending practices of other banks in Hong Kong, our overdraft facilities are generally secured by real property or cash deposits. We provide a line of credit up to a pre-established amount based on the borrower's projected level of cash deficits. An overdraft facility is typically provided to borrowers on a floating interest rate basis. We earn interest on a monthly basis based on the daily outstanding amounts. The facility is generally provided for a period of up to twelve months subject to repayment on demand, with a review after twelve months.

Trade Finance. Our trade finance primarily involves import financing and export financing. Our import financing products and services include letters of credit, trust receipts, import loans, invoice financing. Our corporate customers who are engaged in the import business typically request that we issue letters of credit to support their payment obligations to sellers of goods. Some of our corporate customers also rely on trust receipts, import loans and invoice financing to support their cash flow. For our customers who are engaged in the export business, we offer letter of credit negotiation, bills purchase, invoice discounting and packing loans to assist them in managing their liquidity. We often provide a package of working capital financing that may consist of various trade finance products and services to meet our corporate customers' needs in their trading business.

Since the Restructuring and Merger, we have taken measures to strengthen our competitiveness in the trade finance market. We plan to further develop our trade finance business through:

- rolling out a full-scale cooperation program with BOC branches in Mainland China in reciprocal letters of credit and factoring referrals;
- designing and utilizing special trade finance promotions to acquire new customers;
- integrating and reengineering trade processing centers to improve cost and processing efficiency; and
- joining an advanced international multi-country and multi-industry online trade system to roll out our trade platform based on this system to our customers.

Syndicated Loans

We provide syndicated loans to our customers to meet their needs for larger loans. We participate in syndicated loans as an arranger, underwriter, manager or lender. Our syndicated loan activities have increased significantly over the past few years. BOCHK ranked as the second largest arranger among banks in Hong Kong in terms of the volume of syndicated loans for the first quarter of 2002. We intend to continue our active participation in syndicated loans to maintain our market share.

Project Finance

We offer project finance to our customers for a wide range of business purposes, including infrastructure development and construction, energy projects and acquisition financing. Our project loans are generally secured by the underlying project assets. In addition, we generally obtain guarantees from project sponsors.

Asset Finance

We offer various types of asset finance to our corporate customers to meet their capital needs for acquisition of industrial and commercial properties, machinery and transportation equipment. Our principal asset finance loan products include commercial mortgage loans and lease financing and hire purchase loans.

Commercial Mortgage Loans. We offer mortgage loans to our corporate customers for the purchase of real property. Our mortgage products allow our corporate customers to borrow as much as 70% of the appraised property value or the purchase price, whichever is lower. The repayment periods can be as long as 20 years.

Lease Financing and Hire Purchase Loans. We provide lease financing and hire purchase loans to our customers to finance their capital expenditure needs for acquisition of machinery and transportation equipment. We generally require our lease financing and hire purchase loans to be secured.

Non-Interest Income-Based Products and Services

Our principal non-interest income-based services include syndicated loan arrangement services, credit facility arrangement services, trade finance arrangement services and insurance agency services.

Syndicated Loan Arrangement Services. We are an active participant in the syndicated loan market in Hong Kong and earn fees when we act as arranger, underwriter or manager, as well as participant, for syndicated loans. See the section headed "— Corporate Loan Products — Syndicated Loans".

Credit Facility Arrangement Services. We generally charge a fee for arranging and renewing credit facilities. We may waive or reduce these fees at our discretion based on factors such as whether particular borrowers have stable lending relationships with us. As we have a large amount of corporate loans, these fees have been an important income source for our non-interest income-based services.

Trade Finance Arrangement Services. We provide letters of credit, shipping guarantees and inward and outward bill collections to our corporate customers for trade finance purposes. We charge fees for the issuance of new letters of credit, as well as for the amendment of the terms of, and the increase of the amount of, existing letters of credit. We receive commissions from providing shipping guarantees and inward and outward bill collections to our customers.

Insurance Agency Services. As an agent for a number of insurance companies, including BOC Insurance and BOC Life, we offer a range of insurance agency services to our corporate customers, such as marine cargo, fire, employee compensation, travel, life and group medical insurance. We receive commissions on insurance premiums paid on the insurance policies sold by us.

Cash Management Products and Services. We offer cash management products and services to our corporate customers. Our cash management products and services include CBS, payment receiving services, treasury services and investment products. We consider fees generated from providing cash management products and services an important source of our non-interest income and believe that many of our SME customers are in need of value-added cash management services. We intend to enhance our cash management services by leveraging CBS to create a scalable platform, consolidating and improving existing basic cash management products available on CBS and leveraging BOC's cash management access and distribution network.

Other Non-Interest Income-Based Services. We also offer other non-interest income-based services to our corporate customers through our branch network and CBS, including payment and remittance services and securities trading services. We also offer MPF services. Currently, we provide BOCI-Prudential Mandatory Provident Fund Services to our corporate customers. We offer our customers a number of funds under BOCI-Prudential Mandatory Provident Fund Services with varying risk profiles to provide flexibility for our customers to achieve their specific investment objectives. We receive commissions from offering MPF services.

Corporate Deposit Products

We offer our corporate customers the same types of current, fixed and savings deposit products as those offered to our retail customers. See the section headed "— Retail Banking — Retail Deposit Products" for a description of our current, fixed and savings deposit products.

Our Corporate Lending Practices

We analyze a corporate borrower's credit risk based on a number of factors, including the quality of business, financial condition, strength of management and, to the extent applicable, the collateral. In addition, we also evaluate the industry risk associated with the corporate borrower. See the section headed "— Risk Management — Credit Risk — Credit Risk Assessment." Some of our corporate loans by outstanding principal amount is secured, fully or partially, by collateral. In most cases where we secure our loans by collateral, we have a first charge on the borrower's real property. Furthermore, we may take security on cash deposits or other financial assets such as marketable securities. Unsecured loans are generally supported by corporate guarantees or personal guarantees. See the section headed "Description of Our Assets and Liabilities — Assets — Classified Loans — Collateral Policy and Practice".

As part of our overall strategy to improve the quality of our assets, we are implementing enhanced credit approval, monitoring and evaluation practices that emphasize, among other factors, the profitability, cash flow, liquidity and net worth position of the borrower. See the section headed "— Risk Management — Credit Risk" for a more detailed discussion of our credit risk management procedures.

Corporate Loan Pricing

We price our corporate loans at a spread above inter-bank market rates or at a premium or discount over the prime rate with reference to our base lending rates based on the following factors:

- the financial condition of the borrower, including its profitability, liquidity, cash flow and net worth position;
- the purpose of the loan;
- the collateral available;
- market conditions; and
- the term of the loan.

Our asset and liability management committee fixes our base lending rates based on various factors, including:

- interest rate and inflation rate expectations;
- the market demand for loans;
- the term of the loan; and
- our cost of funds.

Customer Base

We have a strong customer base in most of the business sectors in Hong Kong, particularly in the wholesale and retail trade, real property development and real property investment and manufacturing sectors. At December 31, 2001, loans to property investment companies, property development companies and wholesale and retail trade companies accounted for approximately 15.2%, 9.4% and 7.6%, respectively, of our total loan portfolio. We intend to increase our focus on industrial sectors where we currently have a smaller presence than our competitors, where we believe there is potential for significant growth and where it is consistent with our risk management policies, such as the financial concerns sector (as defined in note (2) to the table set forth on page 139) and the trade finance sector. See the section headed "Description of Our Assets and Liabilities — Assets — Loans to Customers — Loan Concentration by Borrower Type".

The percentage of our total interest income for the year ended December 31, 2001 attributable to our five largest borrowers is approximately 2.4%.

Customer Coverage and Marketing

At December 31, 2001, we had approximately 236,000 corporate customers. We estimate that approximately 13% of our corporate customers at April 30, 2002 have credit relationships with us. We believe this indicates that our existing customer base has significant potential for future growth. We intend to increase our marketing initiatives to existing corporate depositors who currently do not have a borrowing relationship with us.

In order to provide solutions to the increasingly complex and specific needs of our customers, we intend to deliver our corporate banking products and services through an integrated customer-focused organizational structure. In particular, we have established the following four divisions and commercial centers at BOCHK, each focusing on a targeted segment, to better serve our customers:

- a corporate division, which is responsible for developing our business with the largest companies in Hong Kong, including the top 50 to 100 multinational and blue chip companies in Hong Kong;
- a commercial division, which provides products and services to middle market companies;
- an SME division, which is responsible for providing products and services to SMEs and owners and senior management of SMEs; and
- a financial institutions division, which specializes in providing products and services to banks, insurance companies, stock brokerage firms and other financial institutions.

BOCHK also has five commercial centers in different geographic districts in Hong Kong, which provide products and services to our corporate customers.

In each of the divisions and commercial centers, there are dedicated relationship managers overseeing the activities of their respective assigned customers and marketing our products and services to these customers. Since the Restructuring and Merger, we have unified our marketing strategy in order to encourage the cross selling of products and services. In particular, our relationship managers work regularly with staff in other departments to increase cross selling opportunities and expand our relationship with our customers. These include staff from departments handling foreign exchange, cash management and other non-interest income-based services. Recently, the treasury department of BOCHK began working with the corporate banking department of BOCHK to provide and market foreign exchange and derivative products to our corporate customers. In addition, we also intend to leverage the strength and broad coverage of the personal wealth management services of our retail banking operations to target owners and senior management of our SME customers.

Furthermore, we have increased our efforts to develop our customer base through identifying potential customers among beneficiaries of letters of credit as well as cross selling our other products and services to our existing trade finance customers.

To improve the effectiveness of our cross selling efforts, we have taken measures to integrate and update customer information. We believe these measures allow us to implement our recently launched proactive customer targeting program.

Treasury Operations

General

Our treasury operations are primarily conducted by the treasury department under the corporate banking and treasury strategic business unit of BOCHK. We are one of the leading participants in the inter-bank money market in Hong Kong. We also provide traditional treasury services to retail customers, including foreign exchange and bullion trading, and were voted by Global Finance magazine as one of the best foreign exchange banks in 2001. For the year ended December 31, 2001, our treasury operations represented approximately 21.7% of our total operating income. Nanyang and Chiyu conduct treasury operations through their own separate treasury departments. The scope of their treasury operations is substantially similar to that of BOCHK. Currently, our treasury department is primarily responsible for:

- assisting the treasurer in managing our liquidity;
- conducting inter-bank money markets activities;
- participating in capital markets transactions to effect our securities investments and, to a limited extent, engaging in proprietary trading primarily of foreign exchange and debt securities;
- providing real time price and customer order execution services, including foreign exchange transactions;
- providing currency option-linked deposit pricing and execution services;
- conducting bullion trading activities; and
- developing new financial products and services, such as equity option-linked deposits and asset and liability management for our customers.

We are currently implementing independent internal risk control mechanisms for our treasury operations. See also the section headed "— Risk Management — Market Risk" for a discussion of our management of market risk, including interest rate risk and exchange rate risk. We have an experienced trading team with a majority of our traders having over ten years experience.

Treasury Strategy

Prior to the Restructuring and Merger, a substantial portion of the treasury operations of the BOC HK Group was conducted separately among the member banks. The lack of corporate and institutional customer focus also hindered the development of a dedicated treasury market team as well as sophisticated treasury product offerings.

We have made adjustments to the operational structure of BOCHK to develop further treasury business opportunities as well as to manage our centralized proprietary trading. In particular, we seek to improve the efficiency and profitability of our treasury operations through the following measures:

- *Develop a customer-driven treasury platform.* In the past, our treasury operations focused primarily on transaction execution and placed less emphasis on meeting the diverse needs of our customers. We intend to increase the profitability of our treasury operations through, among other measures, the development of a customer-driven platform. In particular, we have set up dedicated treasury teams at BOCHK to provide marketing, sales, support and expertise to our key customers for sophisticated treasury products.
- *Increase cross selling of our treasury products and services.* We intend to take advantage of our large customer base, extensive distribution channels and large retail funding base and increase our revenues by expanding our efforts to cross sell treasury products and services to retail and corporate customers. In particular, we expect our cross selling efforts to benefit from the synergies created by the

restructuring of the corporate banking and treasury operations of BOCHK into one strategic business unit. We also plan to target SMEs and businesses in Mainland China to further grow our foreign exchange products and services.

- *Expand our treasury product offerings.* Hong Kong is one of the major foreign exchange centers and one of the most important gold markets in the world. We believe this creates additional opportunities for us. To leverage these opportunities, we are expanding the range of treasury products and services we offer to our customers. In particular, we intend to increase our focus on providing customized treasury products and services that meet the increasingly complex and specific needs of our customers.

- *Improve centralized information and risk management.* We are in the process of developing and implementing a centralized and independent internal risk control system for our treasury operations.

Liquidity Management and Inter-Bank Money Markets

We are one of the leading participants in the inter-bank money market in Hong Kong. We maintain money market lines with a large number of banks in Hong Kong and overseas. In conducting our inter-bank money market activities, our policy is to lend to banks which we consider to be highly rated. We are usually a net provider of inter-bank funds. At December 31, 2001, we had total inter-bank liabilities of HK$55,295 million, which accounted for approximately 7.8% of our total liabilities, and had total inter-bank loans and placements of HK$255,263 million, which accounted for approximately 33.3% of our total assets.

The treasury department of BOCHK is responsible for assisting the treasurer in managing our liquidity. The objective of our liquidity management is to achieve a reasonable return on our liquid assets while complying with the requirements of the Banking Ordinance, the guidelines of the Hong Kong Monetary Authority and the liquidity management guidelines set by the assets and liability management committee of BOCHK. In particular, we seek to have sufficient cash and other liquid assets to handle contingencies. See the section headed "— Risk Management — Liquidity Risk".

We generally use the inter-bank money markets, together with other forms of short term lending, to manage our liquidity. We place a portion of our daily deposit funding in the inter-bank money markets to ensure that the one-month and seven-day liquidity ratios required by the Hong Kong Monetary Authority and our internal two-day liquidity ratio are satisfied. Due to the relative low yield of the inter-bank placements, we generally invest some of our liquid assets in short term commercial paper markets, which generally have longer maturity terms and are more liquid, in accordance with our credit limits for short term commercial paper issuers. If we expect that we may have a low liquidity ratio in the coming period, the treasury department will be required to restore the liquidity level by conducting inter-bank money markets transactions. The treasury department generally invests excess liquid assets in accordance with the investment guidelines approved by the asset and liability management committee of BOCHK. Within the boundaries of these guidelines, we seek to enhance return by placing excess liquid assets in the inter-bank market with longer maturity terms or investing them in capital markets to earn a higher yield in fixed rate or structured bonds.

Capital Market Investment

The treasury department of BOCHK manages our trading portfolio and runs our investment portfolio under the guidance of the asset and liability management committee of BOCHK. The guidelines and strategies for our trading portfolio are approved by the risk management department of BOCHK, while those for our investment portfolio are approved by the asset and liability management committee of BOCHK. Furthermore, the market risk and cut-loss limits for our trading portfolio are also subject to the approval of the risk management department.

At December 31, 2001, the aggregate carrying value of our securities investments was HK$145,586 million. Our trading and investment portfolios consist primarily of Hong Kong dollar and U.S. dollar denominated debt securities of financial institutions, the governments of the Group of Seven ("G-7") countries, Australia and New Zealand and the agencies of these governments. Generally, approximately 90% of our investment portfolio consists of debt securities with a minimum credit rating of "A" by Standard & Poor's or by Moody's Investors Service.

Foreign Exchange

We began providing foreign exchange services to our customers since the mid-1980s, and were voted by Global Finance as one of the best foreign exchange banks in 2001. We generate the majority of our foreign exchange revenues from our retail and corporate foreign exchange services and book these revenues as foreign exchange gains. We trade spot and forward foreign exchange contracts, primarily with maturities of up to one year with our customers, and provide margin foreign exchange trading services to our customers. We are an active participant in the Hong Kong inter-bank foreign exchange market. For the year ended December 31, 2001, our total volume in foreign exchange trading was approximately HK$6,470 billion.

Since the Restructuring and Merger, we have increased our efforts to provide price quotation services for large foreign exchange trading transactions to increase our market share in handling significant foreign exchange transactions for large customers. We have taken steps to expand our foreign exchange services by establishing dedicated treasury marketing teams to assist our retail banking department and our corporate banking department in promoting our foreign exchange products and services and other sophisticated treasury products and services through their marketing and delivery channels.

Spot Foreign Exchange Services

Our spot foreign exchange services for retail and corporate customers include foreign currency deposits, margin foreign exchange trading and import and export bills. Our foreign currency deposits increased from approximately HK$172,556 million at December 31, 1999 to approximately HK$197,971 million at December 31, 2001. We market retail spot foreign exchange services through various channels, including our branch network and our treasury marketing division. Our customers can also conduct business with us over the counter, through our telephone banking services or online banking services. We believe that the decline in the global foreign exchange trading volume in the past few years has, to a large extent, affected our retail spot foreign exchange business. In particular, the volume of our retail spot foreign exchange business decreased from HK$461,149 million in 1999 to HK$390,360 million in 2001.

We also engage in inter-bank spot foreign exchange transactions. We provide 24-hour dealing and order execution services to branches of BOC, and other banking institutions. We have developed relationships with a number of banking institutions in Mainland China, and act as one of their settlement banks in Hong Kong. We expect the PRC's entry into the WTO to result in an increase in import and export business activities, which would create greater opportunities for us to conduct foreign exchange transactions with financial institutions in Mainland China.

We provide margin trading services to our customers. We recognize that margin foreign exchange trading is a competitive business. To increase our competitiveness, we intend to introduce 24-hour margin foreign exchange trading.

Forward Foreign Exchange Services

Our forward foreign exchange activities target our trade finance customers who need to hedge foreign exchange risk for their future foreign currency income and expenses. These activities are primarily in the currencies of G-7 countries. The treasury department of BOCHK works closely with the corporate banking department of BOCHK to assist in developing our trade finance business by providing forward foreign exchange services to our corporate customers.

Other Treasury Activities

We offer derivatives services and products to our customers through our treasury operations. We also conduct derivatives transactions for our own account. Our derivatives activities primarily involve effecting transactions for interest rate swaps, currency interest rate swaps, forward rate agreements, interest rate futures and options, currency options and bullion contract transactions to meet our customers' and our own hedging and yield enhancement needs. The aggregate notional principal amounts of our outstanding foreign exchange, interest rate and bullion contracts at December 31, 1999, 2000 and 2001, and the percentage that such amounts constitute of our shareholders' funds, are set forth in the section headed "Financial Information — Off-Balance Sheet Exposure — Foreign Exchange, Interest Rate and Bullion Contracts".

We offer option-linked deposits to our customers. The treasury department of BOCHK is responsible for the pricing and execution of Premium Deposit Series, a currency option-linked deposit product. Premium Deposit Series combines the features of a term deposit with currency options, and is available in different currencies. We believe Premium Deposit Series provides flexible terms and opportunities for our customers to implement their investment strategy. We market Premium Deposit Series to our retail customers through our branch network. The current minimum transaction amount is HK$50,000. Recently, we introduced an equity option-linked deposit product that combines the features of a term deposit with equity options.

We also conduct bullion trading. Our bullion trading activities include the supply and purchase of bullion materials, bullion consignment, deferred settlement bullion trading, gold loan financing and physical bullion trading. In addition, we conduct wholesale money exchange transactions through the inter-bank currency markets. We believe we are a leader in money exchange transactions in Hong Kong. We have a stable wholesale and inter-bank customer base for our money exchange business, and have accumulated extensive experience and capability in handling large money exchange transactions.

Our Mainland China Related Business and Initiatives

We believe we are recognized as one of the leading banks in Hong Kong for Mainland China related banking services. We have 14 branches in Mainland China to meet the cross-border banking needs of our Hong Kong and Mainland China customers. We believe that a significant portion of our customers are active in Mainland China. Through our relationship with BOC, we have access to a distribution network of approximately 13,000 domestic branches and subsidiaries that spans across Mainland China. We cooperate with BOC to provide exclusive administrative and processing support for the International Card, which is the only foreign currency credit card offered by BOC primarily to Mainland China customers who travel or conduct transactions outside Mainland China. We also cooperate with BOC to provide exclusive administrative and marketing services for the Renminbi Card offered to our Hong Kong customers who travel and conduct transactions in Mainland China. In addition, we have a leading position in the merchant acquiring market in Mainland China through our cooperation with BOC. For further details of our Mainland China related credit card business, see the sections headed "— Retail Banking — Credit Card Business" and "Bank of China and Its Relationship with Us — Connected Transactions — Credit Card Services".

We expect increased business opportunities to arise in Mainland China with an increasing need for more sophisticated and diversified banking products and services as a result of the PRC's entry into the WTO. We believe that we are uniquely positioned to capitalize on this opportunity while strictly adhering to applicable regulations and restrictions. A part of our strategy is to leverage our relationship with BOC to better serve our customers and strengthen our position in both the Hong Kong and the Mainland China financial services markets. To implement this strategy, we intend to cooperate with BOC in Hong Kong and in Mainland China to improve services to our customers and, ultimately, enhance our revenue. To achieve these objectives, we plan to further expand and enhance our Mainland China business currently conducted by our retail banking and corporate banking operations.

For our retail banking business, we intend to cooperate with BOC to enhance our retail banking business in Hong Kong and Mainland China and expand our customer base in Mainland China. Specifically, we intend to pursue the following initiatives:

- *Jointly develop customized products and services with BOC's non-commercial banking subsidiaries and affiliates in Hong Kong.* We intend to expand our product range and service capabilities by jointly developing customized products and services with BOC's non-commercial banking subsidiaries and affiliates in Hong Kong to target various customer segments. We have recently launched five co-branded mutual funds with BOCI-Prudential Manager and we offer various insurance services to our customers as agent for BOC Insurance and BOC Life. We plan to develop investment-linked insurance products, open-ended mutual funds and securities trading services with BOC's non-commercial banking subsidiaries and affiliates in Hong Kong;

- *Expand credit card and merchant acquiring businesses in Mainland China.* We intend to expand our merchant acquiring business and credit card issuance in Mainland China by leveraging BOC's extensive branch network in Mainland China. In particular, we plan to continue our cooperation with BOC to expand International Card and Renminbi Card issuance and enhance our merchant acquiring business base in Mainland China. In addition, we plan to increase credit card issuance in overseas locations where BOC has a presence. We believe that, through the experience and knowledge we have gained, and will continue to gain, from our credit card and merchant acquiring businesses in Mainland China, this initiative will enable us to better position ourselves to offer more products and services in Mainland China when the PRC legal and regulatory framework permits us to do so; and

- *Expand our customer base and attract higher margin customers.* We intend to enhance our cooperation with BOC in Mainland China in the areas of customer referral, research resources sharing, ATM network access, coordinated product development and marketing and cross selling to offer customers comprehensive and value-added banking solutions. In particular, we plan to:

  — jointly develop flexible Renminbi/Hong Kong currency mortgage payment mechanisms for our customers in Hong Kong to purchase properties in Mainland

China and BOC's customers in Mainland China to purchase properties in Hong Kong;

— launch instant remittance services to facilitate remittances from Hong Kong to Mainland China by enhancing our automatic settlement process;

— optimize the geographic locations and the service scope of our branches in Mainland China to increase our presence in more affluent areas and to offer VIP services, such as personal wealth management services, to attract higher net worth and higher income customers in Mainland China; and

— gradually allow our customers to have access to BOC's ATM network in major cities in Mainland China.

An important aspect of our growth strategy is to focus on the corporate banking market in Mainland China. Specifically, we intend to pursue the following initiatives:

- *Expand our corporate lending business in Mainland China.* We intend to strengthen our corporate lending relationships with our customers by cooperating with BOC for global credit arrangements to enable us to provide services more effectively to our customers conducting business in Mainland China and BOC's customers conducting business in Hong Kong. In addition, we plan to formalize research resources sharing and customer referral arrangements with BOC to increase coordinated marketing, cross selling and, ultimately, business opportunities;

- *Develop our trade finance business in Mainland China.* We expect the volume of trade between Hong Kong and Mainland China to continue to grow as a result of the PRC's entry into the WTO. We plan to capitalize on this opportunity. In particular, we plan to formalize issuing and receiving bank referral arrangements with BOC's branches in Mainland China to facilitate greater business opportunities. In addition, we intend to leverage BOC's expertise in the factoring business to develop factoring offerings to meet the trade finance needs of our customers who conduct trade business in Mainland China and to enhance our non-interest income-based revenue;

- *Develop relationship with financial institutions in Mainland China.* We have extensive contacts with financial institutions in Mainland China as a result of our relationship with BOC. We intend to leverage these contacts to develop relationships with financial institutions in Mainland China to become a leading clearing service provider for financial institutions in Mainland China; and

- *Expand our corporate customer base.* We intend to expand our corporate customer base in Mainland China by offering tailored products and services to target customer segments in Mainland China. In addition, we intend to cooperate with BOC to enhance our foreign exchange and cash delivery businesses by leveraging BOC's extensive branch network in Mainland China. Furthermore, we plan to enhance CBS to provide a more convenient service channel to our customers in Mainland China.

We cannot assure you, however, that our initiatives to expand our Mainland China related business will be successful or the PRC legal and regulatory framework will permit us to conduct all of the business activities we intend to conduct in Mainland China in the foreseeable future and that we will not encounter increasing competition from other foreign banks operating in Mainland China. See the sections headed "Risk Factors — Risks Relating to Our Business — Initiatives aimed at improving our asset quality, increasing our revenues and reducing our costs may not be successful" and "Risk Factors — Risks Relating to Hong Kong and Mainland

China — New entrants in the Mainland China banking market as a result of the PRC joining the WTO may increase competition and reduce our future profitability.''

DISTRIBUTION NETWORK

We deliver our retail and corporate banking products and services through a variety of distribution channels, ranging from our branch network to ATMs and the Internet.

Branch Network

We deliver our banking products and services to our retail and corporate customers through our branch network. Currently, we have an aggregate of 358 branches, including 14 branches located in Mainland China and one in San Francisco, the United States. Our branches in Hong Kong cover large customer bases and provide us with a strong community presence as well as a market information collection channel. Some of our branches in Hong Kong also offer tailored services to our customers to meet their diverse needs. For example, we have established Money Mate Service Center in approximately 50 branches throughout Hong Kong to provide personal wealth management services to our high net worth customers.

The two key functions of our branches in Hong Kong are to generate sales and provide a full range of retail banking services. Since the Restructuring and Merger, we have been implementing measures to transform our branches from a support-oriented platform into a sales-oriented platform. At each branch, the branch manager is primarily responsible for sales and marketing, while the deputy branch manager is primarily responsible for overseeing the daily operations of the branch. We have also segregated many of the processing functions from our front office operations and centralized a large portion of our processing and back office operations by establishing a central processing center. We believe this will enable our branch staff to focus on selling our products and providing customer services.

We are currently conducting a branch rationalization initiative to optimize the service scope and coverage of our branch network in Hong Kong. Under this initiative, some of our full service branches will be modified into one of the following four types of retail branches:

- investment centers;
- personal financial service centers;
- self-service branches; and
- VIP branches.

Since the Restructuring and Merger, we have closed or consolidated 12 branches that were located in overlapping service locations or in areas with changing demographic composition of customers. At the same time, we plan to establish new branches in strategic locations not covered by our existing branch network.

Our 14 branches in Mainland China are treated as foreign bank branches in Mainland China under the relevant regulations of the PRC and have a restricted scope of business. Most of these branches are currently only allowed to conduct foreign currency businesses to meet the needs of foreign individuals and foreign funded enterprises in Mainland China. Three of these branches have obtained permission to conduct limited Renminbi business. See the section headed ''Supervision and Regulation — Regulation of Renminbi Business of Foreign Funded Financial Institutions in Mainland China''. Most of our branches in Mainland China have applied to the PBOC to increase their operating capital to enable us to offer foreign currency products and services to domestic customers in Mainland China.

ATMs

Currently, we have 434 ATMs in Hong Kong, of which 82 are located at non-branch locations, including mass transit railway stations, shopping malls and the airport. We are a member of JETCO, an electronic banking terminal network among banks in Hong Kong, which consists of over 1,500 ATMs. Our customers can access their accounts and effect banking transactions through any JETCO ATM. We intend to expand our ATM network by adding 22 additional ATMs in Hong Kong by the end of 2002.

Customers use our ATMs for a variety of functions, including cash withdrawal, balance inquiry, fund transfer and bill payment. ATM cards issued by banks in the global PLUS ATM network and the local JETCO ATM network can conduct transactions using our ATMs, and we receive a fee for some of these transactions. The PLUS ATM network is a world-wide electronic cash access terminal network operated by the VISA Global ATM Network.

iT's Banking Service

iT's Banking Service is a package of multiple remote-access channel services we offer to our customers. iT's Banking Service includes the following features:

- iT's Telephone Banking, which allows our customers to access their accounts over the telephone through our 24-hour interactive voice response system as well as customer service representatives at our call center;
- iT's Mobile Banking, which allows our customers to access their accounts on their mobile phone screens and to conduct a variety of banking transactions;
- iT's Online Banking, which allows our customers to effect various transactions through our website;
- iT's Interactive Banking, which allows our customers to have access to a wide range of banking services and the latest financial information at home through their television sets with iTV service; and
- iT's Self-Service Banking, which allows our customers to access their accounts through ten self-service terminals located in our 24-hour banking service centers.

Our customers can access their registered banking accounts, perform various transactions and obtain financial information through iT's Banking Service. We believe that iT's Banking Service provides our customers with convenient and flexible ways of accessing our products and services, while allowing us to reduce operating costs. We intend to further exploit this distribution channel by expanding the scope of our products and services offered through iT's Banking Service and by enhancing its technological capabilities.

Call Center

Our customers can also access their accounts and effect securities, foreign exchange and derivative trading transactions over the telephone by calling our customer services representatives. We have approximately 160 customer services representatives in our call center. Currently, our call center primarily handles calls for securities and foreign exchange trading transactions, and inbound and/or outbound calls for marketing products and services relating to mutual funds, insurance, credit cards and mortgage loans. Our call center has approximately 400 telephone lines and the interactive voice response system, which is capable of automatic password checking.

CBS

Our corporate customers can access our online CBS to effect electronic remittances, issue letters of credit, release payroll, trade securities and obtain information on loans, such as credit limit and interest rates. We provide our customers with application software that is installed on their own personal computers, which enables our customers to directly access our mainframe systems.

Corporate Service Centers

In addition to our branch network, we also deliver our products and services to our corporate customers through BOCHK's corporate division, commercial division, SME division, financial institutions division, five commercial centers located in different geographic districts in Hong Kong and one trade finance service center under the corporate banking department of BOCHK. The five commercial centers provide easy access to SMEs located in the districts in which these commercial centers are located. The trade finance service center, with approximately 550 dedicated staff, provides our corporate customers with specialized trade finance services. See the section headed "— Our Principal Business Activities — Corporate Banking — Customer Coverage and Marketing".

BUSINESS OF NANYANG AND CHIYU

While most of the BOC HK Group's commercial banking operations were merged into BOCHK, each of Nanyang and Chiyu continues to conduct its business as a separate legal entity with its own operational structure. BOCHK maintains its supervision over the management of Nanyang and Chiyu, in particular in the areas of finance, risk management, audit and classified loan management, through its representation on their boards of directors. Furthermore, Nanyang and Chiyu pursue consistent and complementary business strategies with that of BOCHK. BOCHK also sets broad guidelines on the overall strategic direction of each of Nanyang and Chiyu. Nanyang and Chiyu are allowed to tailor their product offerings to their distinct customer segments within the constraints of these guidelines.

In general, the scope of their retail banking, corporate banking and treasury operations and the range of their products and services are substantially similar to those of BOCHK, and they generally complement BOCHK's business, products and services. In addition, they deliver their products and services through similar distribution channels to those of BOCHK. Currently, Nanyang and Chiyu have 42 and 23 branches in Hong Kong, respectively, and six and two branches in Mainland China, respectively. Nanyang also has one branch in San Francisco, the United States.

The following table sets forth certain balance sheet and earnings information relating to Nanyang and Chiyu at or for the year ended December 31, 2001.

	Nanyang[3]		Chiyu[3]		Group
	Amount	As % of Group	Amount	As % of Group	Amount
	(in HK$ million)		(in HK$ million)		(in HK$ million)
Loans[1]	36,356	11.3%	8,311	2.6%	323,038
Deposits[2]	73,153	12.1%	23,316	3.8%	606,428
Total Assets[3]	85,485	11.2%	27,791	3.6%	766,140
Operating Income[3]	2,423	12.8%	872	4.6%	19,009
Operating profit before provisions	1,748	13.3%	653	5.0%	13,162
Charge for bad and doubtful debts	299	4.0%	75	1.0%	7,412
Restructuring costs	—	—	—	—	937
Net loss from disposal/revaluation of fixed assets	22	1.8%	16	1.3%	1,237
Profit attributable to shareholders	1,253	45.3%	503	18.2%	2,768

(1) Computed as gross advances to customers, before provision and accrued interest.

(2) Represents current, fixed, savings and other deposits from customers.

(3) Information set forth in this table with respect to Nanyang and Chiyu does not reflect eliminations for inter-company transactions with other members of the Group.

Nanyang's profit attributable to shareholders was HK$555 million in 1999, HK$997 million in 2000 and HK$1,253 million in 2001, which represented 18.1% of the Group's profit attributable to shareholders in 1999, 19.8% in 2000 and 45.3% in 2001. Chiyu's profit attributable to shareholders was HK$505 million in 1999, HK$526 million in 2000 and HK$503 million in 2001, which represented 16.5% of the Group's profit attributable to shareholders in 1999, 10.4% in 2000 and 18.2% in 2001. The substantial increase in Nanyang's and Chiyu's share of the Group's profit attributable to shareholders in 2001 was primarily due to significant charges and costs incurred by the Group that were primarily attributable to BOCHK, which adversely affected the net income of the Group. These charges and costs included a HK$1,241 million net loss on revaluation of fixed assets and HK$937 million in restructuring costs related to the Restructuring and Merger.

Although the business operations of Nanyang and Chiyu form a part of our group business, they also offer products and services under their own brand names and, from time to time, compete for business with each other as well as with BOCHK.

RISK MANAGEMENT

The principal types of risk inherent in our business include credit risk, market risk, liquidity risk, interest rate risk and operational risk. Our risk management goal is to maximize our risk-adjusted return on capital while maintaining risk exposure within acceptable parameters.

Our Risk Management Structure

Prior to the Restructuring and Merger, each of the BOC HK Group's member banks was responsible for its own risk management and conducted its own risk management within the guidelines prescribed by BOC and under the direct supervision of BOC Hong Kong — Macau Regional Office. Although the member banks followed certain common risk management standards and practices, such as unified credit rating and classified loan provisioning standards, the differences in risk management cultures and practices among the member banks led to a lack of uniformity in the implementation of these standards.

As part of the Restructuring and Merger, we have enhanced our risk management systems and practices. Compared to the previous risk management systems and practices of the member banks of the BOC HK Group, our current risk management systems and practices are more centralized, independent and comprehensive. In addition, we have also made improvements to our risk management controls and implementation process and procedures. Our enhanced risk management systems and practices involve the following elements:

- a standardized corporate governance structure to provide active oversight and participation by the Board of Directors, committees and senior management that are intended to encourage the promotion of a risk management oriented culture throughout our operations;
- reporting lines that are independent of our strategic business units;
- uniform risk management policies, procedures and limits by which we identify, measure, monitor and control inherent risks effectively;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

The chart below illustrates the organizational structure of the principal risk management operations of BOCHK:


Board of Directors
Chief Executive
Risk Management Committee
Audit Committee
Management Committee
Asset and Liability Management Committee
Credit Committee
Anti-Money Laundering Committee
Chief Risk Officer and Risk Management Department
Audit Department
The Treasurer
Retail Banking Strategic Business Unit
Corporate Banking and Treasury Strategic Business Unit
Special Assets Management Department
Credit Risk Management
Market Risk Management
Operational Risk Management

Board of Directors and Board Committees

The Board of Directors, with the assistance of the risk management committee, sets our overall risk management strategy and policies, and our overall risk limits and credit authorization guidelines. The risk management committee is responsible for final review of our risk management policies and procedures as well as modifications to these policies and procedures. In addition, the risk management committee is responsible for monitoring the implementation of these policies and procedures. The risk management committee is also responsible for proposing changes to our risk management strategy to the Board of Directors for approval and reviewing significant asset and liability management policies proposed by the asset and liability management committee of BOCHK. Currently, the risk management committee consists of thirteen members, comprising four non-executive Directors (one of whom is an independent non-executive Director), our chief executive, the head of the risk management department of BOC and our chief risk officer (all of whom are voting members) and our deputy chief executive in charge of our corporate banking and treasury strategic business unit and five senior risk management managers of BOC (all of whom are non-voting members). The risk management committee is chaired by Mr. Liu Mingkang, the chairman of the Board of Directors. The risk management committee generally meets quarterly.

The audit committee oversees, among other things, our risk management activities for compliance with our policies and procedures. Currently, the audit committee consists of four independent non-executive Directors and three non-executive Directors, and is chaired by Mr. Shan Weijian, an independent Director.

Chief Executive and Senior Management Committees

Our chief executive is responsible for, among other things, implementing our risk management strategy with the assistance of our chief risk officer. There are four committees with significant risk management functions at BOCHK under our chief executive: the management committee, the credit committee, the asset and liability management committee and the anti-money laundering committee. The management committee consists of our chief executive, our deputy chief executives, our chief financial officer, our chief risk officer and the head of the office of our chief executive, and is chaired by our chief executive. The management committee's primary responsibilities include formulating and adjusting our daily business policies within its scope of responsibilities and authority, including credit, investment, financing and risk management policies, and proposing business policies that fall outside its scope of responsibility and authority for approval by the Board of Directors. In the event that the management committee's proposed adjustment of our daily business policies exceeds its authority, it will submit the proposed adjustment to the Board of Directors for approval.

The credit committee has primary responsibility for reviewing and approving loans exceeding the credit extension limits of our deputy chief executives of the credit initiation units, loans exceeding the credit extension limits of the special assets management department in the course of restructuring classified loans, loans exceeding the veto right of our chief risk officer and loan applications which have been vetoed by our chief risk officer and in respect of which an appeal has been lodged with the credit committee. The credit committee consists of our chief executive, our chief risk officer, our deputy chief executives in charge of the retail banking department and the corporate banking department of BOCHK, our chief financial officer and the deputy general manager of the risk management department of BOCHK in charge of credit review, and is chaired by our chief executive. The asset and liability management committee has primary supervisory responsibility for the management of our interest rate and liquidity risks. In particular, the asset and liability management committee works closely with the treasurer of BOCHK with a view to maintaining adequate levels of liquidity, minimizing our cost of funds, while at the same time monitoring our on- and off-balance sheet assets and liabilities. The asset and liability management committee consists of our chief executive, our deputy chief executives responsible for the business planning and finance strategic business unit of BOCHK, the corporate banking and treasury strategic business unit of BOCHK and the retail banking strategic business unit of BOCHK, our chief financial officer, our chief risk officer, the head of the economics and strategic planning department of BOCHK and the treasurer of BOCHK, and is chaired by our chief executive. The anti-money laundering committee is responsible for managing our money laundering risk exposure and ensuring implementation of proper anti-money laundering control procedures, and is chaired by our chief executive.

Chief Risk Officer and Risk Management Department

The risk management department of BOCHK is an independent unit that conducts due diligence in connection with identifying, measuring, monitoring and controlling each aspect of our exposure to credit risk, market risk and operational risk. In particular, the risk management department develops our risk management policies and procedures and periodically monitors the implementation process. The risk management department also proposes modifications to these policies and procedures for approval by the risk management committee. Furthermore, this department reviews and comments on our risk management operating manuals prepared by various operating departments. Our chief risk officer oversees and monitors the operations of the risk management department.

Our chief risk officer and the risk management department of BOCHK perform the following principal functions:

- pre-approval and post-approval review of credit applications to determine, among other things, whether loans are granted based on appropriate credit risk assessment and in compliance with our risk management policies and procedures. The risk management department has the power to veto credit decisions that do not, in its opinion, satisfy our risk management policies and standards;
- independent review and assessment of credit and asset quality and determination of the appropriate credit classification and credit loss provisions;
- assisting our chief executive in managing credit risk, market risk and operational risk and independently identifying, measuring, monitoring and controlling these three types of risk;
- drafting and periodically reviewing risk management strategy and policies and implementation rules and procedures for the risk management committee's approval;
- as required by the Board of Directors, attending, and casting votes at, meetings of the management committee, the asset and liability management committee and the credit committee in connection with assisting these three committees in implementing the risk management strategy and policies approved by the Board of Directors; and
- working with the information technology department and the human resources department in developing long term information technology and human resources strategies to support the implementation of our risk management strategy and policies.

Audit Department

The audit department of BOCHK is responsible for conducting independent reviews on a regular basis of, among other things, all areas with significant potential control issues at BOCHK. In particular, it reviews the quality of our risk management supervision, the soundness of the management structures at all levels, the adequacy of internal policies and procedures and the status of compliance with these policies and procedures.

Benefits of the New Risk Management Systems and Practices

We believe that our new risk management systems and practices represent a significant improvement over the procedures and processes that have historically comprised the risk management practices of the member banks of the BOC HK Group.

Some of the key benefits we intend to derive from our new risk management systems and practices include:

- *Transition from separate risk management processes to more centralized, independent and comprehensive risk management systems and practices with a standardized corporate governance structure.* Under this system, credit risk, market risk relating to our trading activities and positions and operational risk are centrally monitored by the risk management department of BOCHK, and liquidity and interest rate risks are centrally monitored by the asset and liability management committee of BOCHK. The risk management department is structured as an independent body to ensure that risk assessment and monitoring are conducted in an objective, fair and comprehensive manner.

- *Matrix risk reporting structure.* In the new risk management framework, the risk management department of BOCHK reports directly to the Board of Directors and informs our chief executive of all its activities. Furthermore, the risk management committee evaluates the performance of the risk management department on a periodic basis. We believe this framework increases the independence, as well as transparency, of our risk management systems and practices, and improves senior management oversight of our risk management activities.

- *Rigorous risk control responsibility at all management levels.* Rigorous risk control responsibilities are assigned to individuals from senior management to junior branch officers. The Board of Directors assumes ultimate responsibility for bank-wide risks, and credit officers and staff in other risk-related divisions will be assigned risk control responsibility according to their experience and capabilities. To encourage bank-wide compliance with our risk management procedures, individual performance measurement and remuneration will be linked to our overall asset quality.

- *Improved management information systems.* We have improved our current management information systems to:

  — enhance our current mainframe management system; and

  — launch our new management reporting system.

  We are in the process of developing a management information system for credit risk management. We expect that the new system will adopt a standardized method to identify, measure and control credit risks, which would allow us to monitor and improve asset quality effectively as well as establish risk-adjusted pricing accurately.

- *Introduction of a new risk management culture.* The new systems and practices focus on risk-adjusted return on capital, and help facilitate the change in our risk management culture from simple transaction-based risk management to a combination of transactional and overall risk management. In addition, we are placing more emphasis on a cash flow and repayment ability based credit analysis under the new systems and practices. Our goal is to ensure our new risk management systems and practices will have more of a preventive than remedial function, and would enable us to identify, monitor and manage various risks inherent in our business in a timely manner.

- *Adoption of international practices.* We have set up a taskforce to study the latest risk control practices, taking into account the practices followed by leading international banks. We have designed our risk management systems and practices to emphasize the important elements of these practices as they relate to our operations.

Credit Risk

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with us. Credit risk arises principally from our activities relating to lending and trade finance.

Our primary goal in credit risk management is to maximize our risk-adjusted return on capital while maintaining credit risk exposure within acceptable parameters. In particular, we have developed and implemented comprehensive policies and procedures to identify, measure, monitor and control credit risk across our organization. Moreover, the Board of Directors is responsible for approving and reviewing our credit risk strategy and significant credit policies to determine and initiate necessary changes. In addition, we have established an integrated risk management reporting system which generates regular data sheets and monthly specified analysis reports. We expect this risk reporting system to enable us to measure our risk position and the performance of our loan portfolio on a more timely basis. Our credit risk management system seeks to meet our primary goal by:

- establishing an appropriate credit risk environment;
- enforcing prudent procedures for approving credits;
- maintaining an appropriate credit administration, measurement and monitoring process; and
- ensuring adequate independent oversight and control over credit risk.

Consistent with our overall risk management philosophy, the key principles that help ensure effective implementation of our credit risk management strategy and policies include:

- balancing our tolerance for risk with the level of expected return;
- maintaining the independence of the credit review process to ensure that all risk assessment and monitoring are conducted in an objective, fair and comprehensive manner;
- emphasizing the importance of cash flow as an essential factor in assessing applicants' repayment ability;
- avoiding over-reliance on collateral and guarantees in the credit extension process;
- assigning clearly defined credit risk management responsibilities and accountability to each relevant operating unit and people involved in the risk management process;
- diversifying our loan portfolio among different geographic regions, industries, products, customers, maturities and currencies;
- compliance with legal and regulatory requirements;
- accurate measurement and full disclosure of credit risk exposure; and
- maintaining consistent credit policy.

Credit Approval Procedures

We have adopted detailed policies and procedures for:

- granting new loans;
- approving amendments, extensions or waivers relating to existing loans, terms or conditions;
- conducting periodic and independent reviews of loans granted; and
- maintaining records relating to loans granted.

Our credit approval process involves the evaluation and analysis of loan applications to ensure that we have a thorough understanding of the borrower, the purpose and structure of the loan, the borrower's sources of liquidity and the borrower's financial condition, cash flow position and repayment ability. See the section headed "— Credit Risk Assessment". To avoid conflicts of interest, there is a clear separation of duties and responsibilities in our credit approval process. In particular, our loan review officers are independent of our customer relationship officers and have the power to veto the lending decisions of our customer relationship officers.

We employ a multi-level credit approval process that requires loan approvals to be granted at successively higher levels of our organization, depending primarily on the principal amount of the proposed loan and the responsibilities and authorities of our credit initiation and loan review officers. Credit extension limits are established by the Board of Directors.

Our credit approval procedures for high risk loans, which require pre-approval independent reviews by the risk management department, are different from those for low risk loans, which only require post-approval independent reviews. Generally, we consider the following loans to be of low risk:

- loans secured by adequate cash deposits;
- fully secured loans of HK$5 million or less, except for loans applied for by group customers and customers who are subject to our aggregate exposure limit;
- home mortgage loans applied for by a company controlled by individuals for real property investment purposes, the repayment of which is dependent on the personal repayment ability of the company's shareholders, directors or other individual guarantors; or
- loans applied for by individuals.

We consider all other loans that do not fall within the above categories to be of high risk.

Procedures for High Risk Loans — Pre-Approval Independent Review

The credit initiation units of BOCHK generally have direct contact with our customers, and therefore accept and review loan applications and make the initial lending decisions. These initial lending decisions are first screened by a loan approval officer at the corresponding organizational level within the credit initiation units. These decisions are then subject to an independent review and analysis by the risk management department. Each high risk loan application approved at each level of the credit approval process ranging from the assistant manager to the head of the credit initiation units must be reviewed by a corresponding independent loan review officer ranging from the assistant risk manager to the chief risk officer. In conducting its independent review, the loan review officer considers many factors, including whether:

- the loan application complies with our credit risk management policies and procedures;
- the credit initiation units of BOCHK have conducted an adequate, comprehensive and appropriate assessment of credit risk;
- the information provided by the credit initiation unit is sufficient for its authorization and for the loan review officer to make a reasonable decision;
- the loan application exceeds the applicable credit limit;
- the level of profitability is commensurate with the risk level; and
- the borrower's credit rating is appropriate.

If the loan review officer determines that an initial lending decision has not been made appropriately in accordance with these procedures, the loan review officer may request the credit initiation units to follow up with the applicant to request additional information and to conduct further analysis. Alternatively, the loan review officer may veto the initial decision to provide or extend credit. The credit initiation units may appeal to a higher level in the approval and review hierarchy to override the decision of the loan review officer. Loans vetoed by the chief risk officer may be appealed to the credit committee.

Procedures for Low Risk Loans — Post-Approval Independent Review

For low risk loans, the Board of Directors has established procedures whereby a credit initiation unit may approve loan applications directly without prior independent review by the risk management department. According to the post-approval procedures, a credit initiation unit makes the initial lending decisions. A corresponding loan review officer in the risk management department will then conduct post-approval independent reviews over all approved low risk loans. If the loan review officer determines that an initial decision has not been made in accordance with the established procedures, the loan review officer:

- reports to the deputy general manager of the risk management department of BOCHK in charge of credit review or the chief risk officer;
- informs the audit department, our deputy chief executives, our chief executive or our risk management committee of such non-compliance; or
- requests the credit initiation unit to monitor the loan more closely.

Procedures for Significant Loans

Significant loans include loans exceeding the credit extension limits of our deputy chief executives of the credit initiation units, loans exceeding the credit extension limit of the head of the special assets management department in the course of restructuring classified loans, loans exceeding the veto right of our chief risk officer and loan applications which have been vetoed by our chief risk officer and in respect of which an appeal has been lodged with the credit committee. Significant loans are reviewed and approved by the credit committee.

If our chief risk officer or the deputy general manager of the risk management department of BOCHK in charge of credit review sitting on the credit committee votes against an application for a significant loan, the application may not be approved even if two out of the three votes of the credit committee are cast in favor of the application. In that case, our chief executive, as the chairman of the credit committee, may request the credit committee to reconsider, the application. However, the chief executive cannot veto a decision by the credit committee to reject the application. We plan to further define the roles, functions and responsibilities of the credit committee to achieve more efficient credit risk management. In addition to pre-approval reviews by the risk management department, the risk management committee performs sample evaluations of the lending decisions of the credit committee for these significant loans on a post-approval basis.

See the section headed "— Our Principal Business Activities — Retail Banking — Credit Card Business — Credit Card Management and Monitoring" for a description of the credit approval procedure of our credit card business.

Credit Risk Assessment

As part of our loan approval and monitoring process, the risk management department assesses the credit risk of loan applications submitted by new or existing corporate and retail customers. The credit initiation units responsible for compiling all information required for credit risk assessment. The result of our credit risk assessment is a critical factor in determining whether the loan application is approved.

Our analysis of the credit risk associated with a particular corporate borrower focuses on a number of factors, including:

- the quality of the borrower's business, including its history and current market position;
- the borrower's financial position, including an analysis of the borrower's financial statements and expected cash flow;
- the strength of the borrower's management;
- the business and financial relationships of the borrower with its parent or affiliated companies;
- the borrower's guarantor and collateral coverage;
- the purpose and structure of the loan; and
- the borrower's credit history and its ability to meet its obligations under the proposed loan.

See the section headed "Description of Our Assets and Liabilities — Assets — Classified Loans — Collateral Policy and Practices" for a discussion of our collateral policy and practices.

In addition, we evaluate the industry risk associated with the corporate borrower by considering a number of factors, including:

- industry characteristics, such as the importance of the industry to the economy, its growth outlook and cyclical nature, as well as government policies relating to the industry;
- the competitiveness of the industry; and
- financial and operating information relating to the industry, including return on capital employed, operating margins and earnings stability.

Our analysis of the credit risk associated with a particular retail borrower focuses on a number of factors, including:

- the borrower's income, net worth position and source of repayment;
- the purpose of the loan;
- the family status of the borrower; and
- the credit history of the borrower.

Historically, we have in some cases not applied these credit risk assessment criteria consistently. In particular, we relied more on the collateral supporting the loan as the primary determining factor in the credit decision. Since the 1997 Asian financial crisis, we have taken steps to adjust our approach to credit risk assessment by placing more weight on the proposed borrower's financial status, including its income, cash flow, liquidity position and business operations. In addition, we have taken steps to ensure that our enhanced risk management practices are consistently applied to all loan applications. We cannot assure you, however, that these enhanced practices will be effective or that our staff will be able to follow consistently these enhanced practices. See the section headed "Risk Factors — Risks Relating to Our Business — We are implementing enhanced risk management systems and practices, which may not be effective in all cases; any failure by us to implement effectively, and any failure by our staff to follow consistently, our enhanced risk management systems and practices may adversely affect our financial condition and results of operations".

Each loan application is reviewed based on the total existing outstanding exposure to the borrower. If a borrower has loans outstanding, any new loan applications must be approved, depending on the borrower's total indebtedness, by the appropriate authorizing officer or the credit committee.

In assessing the credit risk of each loan application, we also consider our overall credit risk at the portfolio level. Our loan portfolio consists of loans broadly categorized as loans for specific countries or regions, industries, products, individual and group customers, connected parties and specific projects. Our policy is to limit each loan category to no more than a specified percentage of our total outstanding credit balances or our capital base.

To improve the efficiency of our credit risk management process, we intend to review the credit quality of our existing corporate customers and assign appropriate credit classification grades to each of them. We expect that the specific customer credit classification criteria to be designed and implemented by the risk management department in accordance with our risk management principles. We believe this will assist our front line loan officers to assess the credit risk of each loan application more accurately and to enable us to control credit risk more effectively. In addition, we have begun developing a computerized credit workflow management system to enhance our credit risk management, optimize the procedure flow and improve the efficiency of our credit assessment, application approval and monitoring process. We currently expect to roll out this system progressively.

Loan Monitoring

We monitor both the performance of individual loans as well as the credit of our overall loan portfolio. Our procedures are designed in order that:

- we have current information regarding each borrower's financial position;
- early signs of delinquency can be detected to facilitate prompt remedial action;
- we have current information regarding the performance and repayment status of each of our individual loans;
- we have current information regarding the credit exposure of our overall loan portfolio; and
- the credit committee and the risk management committee are in a position to monitor the overall quality of our credit portfolio, identify significant trends and assess the appropriateness of our credit risk strategy and policy.

Our risk monitoring process is carried out at multiple levels within our organization, and our reporting procedures are designed to ensure that our senior management is promptly alerted to situations where our credit exposure approaches our pre-set portfolio limits. Individual account monitoring is performed by the credit initiation units of BOCHK, while our overall loan portfolio is monitored by both the risk management department and the risk management committee.

The frequency of our loan monitoring varies with each individual loan, and depends on the size and payment history. In addition, we may increase our loan monitoring if we identify signs of irregularity. Depending on the nature of the credit product being monitored, we may rely on one or more of the following methods to monitor credit risk, including:

- checking ongoing compliance with credit terms;
- keeping regular contact with customers via site visits and meetings;

- promptly following up on documentation deficiencies; and
- performing periodic portfolio risk assessments by borrower type, sector and internal credit rating.

If these methods detect signs of delinquency, we will conduct a more detailed review of the credit quality and the repayment ability of the customer concerned and take appropriate remedial actions. In addition, we continuously monitor our lending activities to ensure that our credit policies are complied with throughout the credit approval process.

See the section headed "— Our Principal Business Activities — Retail Banking — Credit Card Business — Credit Card Management and Monitoring" for a description of our credit card monitoring.

Market Risk

Market risk is the risk of potential loss to future earnings, fair values or future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments. We adopt different risk control methodologies to handle the risk arising from activities in our trading book and non-trading book. The principal objectives of our market risk management are to:

- manage potential market losses within acceptable levels and contribute to earnings stability through independent identification, assessment and understanding of the market risks inherent to our business;
- assist us in setting standards for controlling market risks throughout our organization; and
- develop processes in support of our risk management goals of maximizing earning potential by measuring performance on a risk-adjusted basis and allocating capital accordingly.

Market Risk Management Procedures

We have established detailed market risk management procedures which are required to be implemented strictly at all levels of our organization.

Risk Tolerance

The risk management committee reviews and approves our aggregate market risk tolerance level. Market risk tolerance refers to the size of potential financial losses arising from adverse changes in market variables that we are able to absorb.

Approved Transactions and New Transactions for Approval

The treasury department may only conduct transactions in approved products, markets and currencies and with counterparties reviewed and approved by the risk management department. The treasury department defines the scope of the approved products, markets and currencies in consultation with the risk management department. In addition, the treasury department develops and implements procedures to introduce new trades, products and businesses, and notifies the risk management department of the procedures.

Risk Measurement and Exposure Limits

The risk management department is responsible for our market risk measurements. Our market risk measurement system is designed to include all trading positions that are exposed to market risks and measure all material market risk factors, including risks associated with interest rates and exchange rates.

We have established a system of exposure limits to control our aggregate exposure to market risk and to allow us to take risk in areas that best support our business strategy. We set our aggregate exposure limits based on the sensitivity of our interest rate sensitive instruments and notional limits for our foreign exchange and commodity positions. We review our aggregate exposure limits together with our overall business strategy annually or more frequently if required by business or market conditions.

The market risk limits relating to trading activities and positions for our treasury operations are proposed by the treasury department and reviewed and approved by the risk management department. The treasury department also considers whether exposure limits are required for specific products, markets or currencies.

The risk management department is responsible for market risk control relating to the derivative contracts in our trading book. We identify the risk with respect to each such contract by breaking it down into its various components and determining the market value and identifying the level of market risk with respect to each component. The market risk with respect to the main components are then evaluated on a consolidated basis to determine the risk with respect to the particular contract. We use designated market risk control software to facilitate our continuous risk monitoring. We believe that our derivative risk management has been effective in identifying and evaluating the overall risk relating to the derivative contracts in our trading book. See the section headed "Financial Information — Off-Balance Sheet Exposure — Foreign Exchange, Interest Rate and Bullion Contracts".

Monitoring, Reporting and Escalation Procedures

We use the exposure limits for our treasury operations as the primary mechanism to control our day-to-day exposures to market risk. The risk management department monitors compliance with these limits, reports to the risk management committee and informs the head of the treasury department of our risk exposure. The risk management department monitors our positions on a daily basis and our information systems allow the risk management department to monitor at any given time a portion of our open positions on a real time basis.

We require that exposures in excess of the pre-set limits for the treasury and trading desks, as well as any proposed remedial measures, be reported to the risk management department. The risk management department will in turn report to the risk management committee.

Interest Rate Risk

Our primary sources of interest rate risk are mismatches in the maturities or repricing periods of these assets and liabilities and fluctuations in interest rates. In addition, different pricing bases for different products may also lead to interest rate risk for our assets and liabilities within the same repricing period.

We use gap analysis to measure our exposure to interest rate risk. Gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be repriced within certain periods. Gap analysis provides us with a static view of the maturity and repricing characteristics of our balance sheet positions. We conduct our gap analysis by classifying all assets, liabilities and off-balance sheet items into time bands according to contracted maturities or anticipated repricing dates. The difference in the amount of assets, liabilities and off-balance sheet items maturing or being repriced within each time band provides us with an indication of the extent to which we are exposed to the risk of potential changes in the margins on new or repriced assets and liabilities. See the section headed "Financial Information — Financial Position — Quantitative and Qualitative Disclosures About Market Risk" for quantitative disclosures about interest rate risk.

We manage our assets and liabilities by controlling the interest rate gaps for successive time bands. These gaps are measured through simulated interest rate scenarios to ensure that the interest income variations are within the range established by the treasurer and approved by the asset and liability management committee.

We are continuing to develop risk management systems to assist us in identifying, measuring, monitoring and controlling interest rate risk. Our exposure to interest rate risk is primarily managed by the asset and liability management committee, which approves our organization-wide interest rate risk management policies and sets our overall level of tolerance to interest rate risk exposure. The treasurer formulates and implements the interest rate risk management policies, and establishes methods of measuring interest rate risk and monitors changes in interest rate risk positions.

Exchange Rate Risk

We provide foreign exchange deposits, foreign exchange loans, foreign exchange margin trading and foreign exchange forward transaction services to our customers. Our trading activities in the foreign currency markets and other general banking activities expose us to exchange rate risk. We manage exchange rate risk primarily through hedging activities in the inter-bank markets. In particular, we mitigate exchange rate risk by establishing counterparty limits, position limits and stop-loss limits. The risk management department is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling our credit risk exposure arising from foreign exchange transactions.

See the section headed "Financial Information — Financial Position — Quantitative and Qualitative Disclosures About Market Risk" for quantitative disclosures about exchange rate risk.

Liquidity Risk

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increases in the cost of funding our asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price. The goal of liquidity management is for us to be able, even under adverse market conditions, to meet all our repayment obligations and fund all of our investment operations on a timely basis.

We rely on a broad range of liquidity sources to meet our funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors. We may also borrow in the short term inter-bank markets, although we are usually a net lender of inter-bank funds. In addition, we may raise funds through the sale of investments from time to time.

We use the majority of deposit funds raised by us to extend loans, make investments in debt securities or conduct inter-bank placements. Generally, deposits are of shorter average maturity than loans or investments.

We maintain a portfolio of liquid, high quality securities that are managed by the treasurer. Generally, these are securities that may be sold at any time at market prices to meet our liquidity needs. We may also manage our liquidity by borrowing in the inter-bank markets on a short term basis. While the inter-bank markets generally provide an adequate amount of liquidity, the borrowing rates are subject to market conditions from time to time.

The primary goal of our asset and liability management strategy is to achieve an optimal return while maintaining adequate levels of liquidity and capital, and effective interest rate risk management. The asset and liability management committee is responsible for establishing these policy directives. The asset and liability management committee works closely with the treasurer to achieve our goal, while closely planning and monitoring our on- and off-balance sheet assets and liabilities. The treasurer adjusts, as necessary, our bank-wide liquidity, foreign exchange and other exposures in line with the policies of the asset and liability management committee. In particular, we have implemented various measures to:

- improve our asset management information system to provide timely information on the movement of our liquid assets on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with regulatory and our internal requirements;
- prepare regular maturity gap analyses to enable management to review and monitor our liquidity position on a timely basis;
- establish a range of factors to be monitored and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response measurement system to deal with any emergencies.

See the section headed "— Our Principal Business Activities — Treasury Operations — Liquidity Management and Inter-Bank Money Markets" for a description of our liquidity management.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. We are exposed to many types of operational risk in the conduct of our business. We attempt to manage this risk by establishing clear policies, requiring processes to be well documented and ensuring that transactions are reconciled and monitored.

As part of the Restructuring and Merger, we have devised new policies and procedures to manage operational risk more systematically throughout BOCHK. The implementation of these policies and procedures is ongoing. We are also in the process of strengthening BOCHK's internal audit and compliance functions. These policies and procedures are adjusted periodically in light of changing circumstances and regulatory requirements.

Our management of operational risk begins with the managers of the strategic business units of BOCHK. These managers take initial responsibility for supervising our operating personnel for compliance with the control standards established by the risk management committee as well as applicable laws and regulations. Their efforts to manage operational risk are overseen by the operational risk division of the risk management department.

Another key component of operational risk management is performed by the audit department. This department reviews our operations and conducts audits according to an audit schedule approved by the audit committee each year to check whether our business operations are conducted in accordance with our centralized policies and procedures. Any areas where our operational risk procedures are not functioning properly are summarized in a report submitted to the audit committee.

Anti-Money Laundering Measures

We have organized our operations and activities in accordance with all applicable laws, regulations and guidelines, including the Hong Kong Monetary Authority's anti-money laundering guidelines. We have recently strengthened our anti-money laundering monitoring by setting up an anti-money laundering committee chaired by our chief executive. The objectives of the committee include:

- managing our money laundering risk exposure;
- ensuring that proper anti-money laundering control procedures have been implemented with reference to updated guidelines and circulars of legal and regulatory bodies; and
- coordinating among various departments and branches on anti-money laundering activities.

We have implemented internal anti-money laundering guidelines and reporting procedures to facilitate our employees' understanding of their anti-money laundering obligations and responsibilities. Furthermore, we provide specific training courses on anti-money laundering procedures to our front line employees in the retail banking department and other relevant departments. In addition, we continually seek to improve our anti-money laundering controls and procedures by identifying areas of weaknesses and taking appropriate measures to rectify these weaknesses. In the past, these measures have included upgrading our management information systems, enhancing our anti-money laundering policies and procedures and implementing more stringent internal monitoring and control procedures.

Risk Management Practices of Nanyang and Chiyu

The risk management strategies and policies of Nanyang and Chiyu, the subsidiary banks of BOCHK, generally follow our risk management strategies and policies. In addition, Nanyang and Chiyu have generally implemented risk management controls and procedures that are in compliance with the risk management controls and procedures of BOCHK. Within this general risk management framework, Nanyang and Chiyu may conduct their existing risk management practices according to their own specific circumstances. In particular, instead of having a separate, centralized risk management department, each of Nanyang and Chiyu currently conducts its risk management operations through its individual business units. Both Nanyang and Chiyu plan to gradually establish an organizational structure for their risk management operations that is similar to the structure of BOCHK.

BACK OFFICE PROCESSING

Our back office processing provides essential support to all areas of our business activities. Our back office processing is conducted primarily by the business support services strategic business unit of BOCHK, which is primarily responsible for the processing functions of various departments and divisions. Some of the major back office processing functions include:

- general information processing, such as data entry, document and information storage, microfilming, imaging and retrieval;
- loan processing, such as document preparation and verification, collateral value monitoring and control;

- check inward and outward processing, which is operated on a fully image and work-flow based processing platform;
- treasury, stock and bullion trading transaction settlement;
- inward and outward remittances; and
- settlement and distribution of bank notes.

Historically, the member banks of the BOC HK Group conducted their back office processing in a loosely integrated manner. Some back office functions were centralized at the group level, such as check processing, voucher microfilming and document storage, while others were conducted independently within each member bank. To enhance our competitiveness and efficiency, reduce costs and minimize operational risks, BOCHK has established a dedicated back office processing management team and intends to:

- optimize personnel allocation by reducing duplication of responsibilities and functions;
- continue streamlining and centralizing functions, including our purchasing, property management, customer information processing, loan processing, remittance and settlement;
- standardize and computerize our procedures; and
- improve the quality of our back office processing services to better support our front office activities.

As part of the Restructuring and Merger, we have centralized many back office processing functions into the newly established bank-wide operation department of BOCHK. Numerous operational processes have been transferred to this department, including international payments, loan operations, settlement, customer information processing and telecommunications support. By consolidating similar processing activities that were previously dispersed across different departments and member banks and re-engineering these processes, we believe we will be able to achieve the following:

- greater economies of scale that will result in greater efficiencies;
- further cost reduction by lowering unit costs and capital expenditure;
- improved transparency in service standards and customer satisfaction;
- harmonized processing and servicing standards across the entire organization;
- clear distinction between front office and back office operations, leading to more focused product sales and cross selling opportunities;
- a more flexible and scalable back office processing platform that allows wider geographical and product coverage and quality control while keeping unit costs under control; and
- more standardized operational risk management.

As part of our efforts to build strong processing capabilities, we intend to identify international practices and benchmarks that are best suited for our operational characteristics in our efforts to build strong processing capabilities. For example, we have initiated a global payment project and an information processing centralization project to further enhance our service efficiency and cost-effectiveness. The global payment project is designed to facilitate the reengineering of our payment process work flow and our adoption of a more efficient process methodology. The information processing centralization project involves upgrading our information systems to increase the automation of our data collection and processing. We believe that the scope of our back office processing activities will expand significantly over time as we improve our processing platforms, centralize operations and actively manage increased business volumes.

In addition, we plan to continue to utilize our existing back office processing facilities in Mainland China and relocate some of our more labor intensive back office processing functions to Mainland China. We believe this will continue to improve the cost effectiveness of our back office operations.

TECHNOLOGY

The information technology department under the business support services strategic business unit of BOCHK provides primary computer and other technological support for our business operations. Information technology helps us to, among other things, market effectively to our target customers, monitor and control risks, and identify, access and capitalize on market opportunities. We believe that the application of technology to our business operations allow us to offer easy access to our products and services, reach new target customers, enhance existing customer relationships, and reduce distribution costs.

Electronic Channels

All of our branches are highly automated to ensure prompt and efficient delivery of products and services. Our branch banking software is built on the IBM software platform, which is scalable and works side-by-side with our electronic delivery channels.

Our ATMs, like our other delivery channels, are integrated with our main banking system, which is built on a scalable mainframe architecture. Our ATMs are also linked to our credit card processing system to provide integrated banking services to our customers.

Our telephone banking system offers our customers an interactive and efficient transaction platform. We plan to implement a customer interaction center, equipped with customer relationship management applications and an integrated customer database. We believe the new applications will enhance our marketing, customer segmentation and sales management capabilities and will assist our customer service representatives in identifying cross selling opportunities.

We believe that our existing Internet access channel, which is developed with websphere technology and currently provides industry-standard banking services, can be further enhanced to accelerate our customer acquisition rate. We expect the Internet to emerge as one of our key service delivery channels in the future.

We have agreements with several telecommunications companies to allow our customers to conduct banking operations through their mobile handsets. This service is based on short messaging system technology and offers account balance inquiry, funds transfer and bill payment services.

To provide consistent services across all electronic delivery channels, we also plan to upgrade our common technological platform to integrate all different channels. We believe that this will also support future channel capacity enhancement and development.

Information Technology

Prior to the Restructuring and Merger, the member banks of the BOC HK Group operated as separate entities, but actively cooperated with each other in various areas. These areas included establishing intra-group cross-bank computer networks for various types of accounts and the ATM network among these entities and other local banks in Hong Kong. The member banks of the BOC HK Group also shared the same information technology infrastructure, using an internally developed mainframe-based banking system. We have largely inherited the information technology organization and infrastructure that originally supported operations of the individual member banks of the BOC HK Group. This organization and infrastructure have some deficiencies that we believe have reduced our ability to respond quickly to the rapidly changing operating environment in the industry.

We seek to transform our information technology organization and significantly upgrade our current information technology infrastructure to allow us to better support our current business operations as well as our future business strategies. We have identified the following goals:

- establishing a governance structure that will strengthen cooperation between the information technology department and various other departments;
- updating our information technology infrastructure to improve product processing and development capabilities to meet our business needs;
- implementing a customer-focused relationship management platform to promote product and service delivery, marketing and sales capabilities; and
- setting our information technology project priorities for online financial services, credit risk management, human resources management and enterprise performance management.

To achieve these goals, we have established an information technology committee at BOCHK to oversee our information technology development plans. Currently, we are undergoing a large-scale information technology upgrade, which is expected to be implemented progressively in various stages over the next few years. We anticipate that we will require an aggregate of approximately HK$1,100 million to finance this upgrade over the next two years. We expect to use cash generated by our operations to finance these expenditures. See the sections headed "Financial Information — Financial Position — Capital Expenditures" and "Risk Factors — Risks Relating to Our Business — Any substantial failure to carry out planned improvements in our information technology infrastructure and in our management information systems properly or in a timely manner could adversely affect our competitiveness, financial condition and results of operations in the long run."

COMPETITION

We compete principally with other commercial banks in Hong Kong, such as The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited and Standard Chartered. We also face competition from other licensed banks and branches of foreign banks, some of which may have greater financial and other resources than we do. Many of these banks compete with us for substantially the same loan, deposit and fee customers. At December 31, 2001, there were 147 licensed banks in Hong Kong. Competition from both Hong Kong incorporated and foreign licensed banks is intense, particularly for quality retail and corporate customers. In addition, we compete for customers with restricted licence banks, deposit-taking companies and insurance companies. Furthermore, we compete with consumer finance companies for retail banking services and investment banks and other financial intermediaries for investment and fund raising services. See the section headed "Risk Factors — Risks Relating to Our Business — The highly competitive nature of the banking industry in Hong Kong could adversely affect our profitability."

Competition in the Hong Kong banking industry is primarily based on the range and quality of the product and service offerings, customer convenience and pricing. As a result, we believe that the principal competitive factors include:

- the sophistication and types of the products and services offered;
- the size and location of the branch and ATM network and the scope of services offered by the branch and ATM network;
- the level of automation and the sophistication of the information technology;
- the quality of service;
- the interest rates and/or fees charged for loans and/or other services; and
- the interest rates paid on deposits and/or other investment products.

We expect that general regulatory reforms in the Hong Kong banking industry, including interest rate deregulation, will result in increased competition among banks for deposits. The final phase of interest rate deregulation in Hong Kong relating to interest on demand deposits became effective in July 2001, and a compulsory deposit insurance protection scheme is being considered by the Hong Kong Monetary Authority. Furthermore, the number of banks offering online banking services is increasing, and competition for online investment services continues to grow.

In addition, the Hong Kong banking industry is undergoing consolidation, with a number of significant mergers and acquisitions taking place during the last two years. In particular, international financial institutions have been establishing or strengthening their presence, and larger domestic financial institutions have been consolidating their market position in the Hong Kong banking market through acquisitions of banks, finance companies and stock brokerage firms. We expect that merger and acquisition activities in the Hong Kong banking industry will continue and that the industry may face further consolidation. We expect that further consolidation in the industry will continue to intensify competition.

We believe that we have a competitive advantage due to our strong market reputation and leading presence in the commercial banking market in Hong Kong. In retail banking, our integrated banking services, together with our large customer base and extensive distribution network, provide us with significant cross selling opportunities with our retail customers. Our extensive experience in serving Mainland China customers through our credit card business and our relationship with BOC also allows us to develop our customer base in Mainland China. In corporate banking, we have increasingly benefited from our continued active participation in syndicated loans and diverse trade finance products and services. Our relationships with BOC and other financial institutions in Mainland China have also been a competitive advantage in gaining customers in Mainland China.

PROPERTIES

Our registered office and corporate headquarters are located at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

We own our headquarters building as well as our back office processing center. Currently, we have a network consisting of 343 branches and 434 ATMs, including 82 at non-branch locations, in Hong Kong. These facilities are located throughout Hong Kong. Of these branches,

227 are located on properties owned by us, and the remaining facilities are located on leased properties. We also have 14 branches in Mainland China and one branch in San Francisco, the United States. Of these branches, eight are located on properties owned by us, and the remaining facilities are located on leased properties.

Chesterton Petty Limited, an independent property valuer, has valued our property interests at April 30, 2002 at HK$20,014,533,062, as to HK$15,119,709,658 for our premises and as to HK$4,894,823,404 for our investment properties. The texts of a letter, a summary of values and the valuation certificate issued by Chesterton Petty Limited for this prospectus are set out in Appendix IV.

We have interests in approximately 2,100 properties principally in Hong Kong and Mainland China, including a substantial number of commercial or residential units for owner occupation and investment purposes. Owing to the substantial number of properties, we have applied for, and have obtained waivers from, the Stock Exchange and the Securities and Futures Commission from strict compliance with the requirements of Rule 5.06 of the Listing Rules and paragraph 34(2) of the Third Schedule to the Companies Ordinance which require the valuation report to contain detailed particulars of each property on the ground that it would be unduly burdensome. This prospectus sets out a summary valuation report in Appendix IV which contains (a) detailed valuation certificates for properties, the value of which individually exceeds HK$100,000,000 and all the properties set out in Group C and (b) summary valuation certificates for each group of the remaining properties. The full valuation report (in English and in Chinese) which complies with the requirements of Rule 5.06 and Practice Note 12 of the Listing Rules and paragraph 34 of the Third Schedule to the Companies Ordinance will be available for public inspection. See the paragraph headed "Documents available for inspection" in Appendix VIII for the time and place of public inspection.

Paragraph 34(4) of the Third Schedule to the Companies Ordinance ("**Paragraph 34(4)**") and Rule 5.09 of the Listing Rules ("**Rule 5.09**") require that if the company has obtained more than one valuation report regarding any of the company's interests in land or buildings within 6 months (or 3 months under Rule 5.09) before the issue of prospectus then all other such reports shall be included. In addition to the above short-form and full valuation reports, we have in the past six months obtained seven valuation reports in respect of six properties in which we have an interest. Five of such properties either have been, or are in the course of being, disposed of by us. Further information on these sales of properties is set out below. In relation to the remaining property located at Ground Floor of Cheong K Building at 84-86 Des Voeux Road Central, Hong Kong which is not the subject of any transaction, Jones Lang LaSalle in its report dated May 3, 2002 valued it at HK$2,000,000 at April 16, 2002. Chesterton Petty Limited in its full valuation report valued the same property at HK$6,300,000 at April 30, 2002. The above six properties constituting approximately 2.1% in value of our total property portfolio at April 30, 2002. In view of the fact that some of the properties were or are in the course of being disposed of and in view of the immateriality of their value, we have applied for, and have obtained waivers from, the Stock Exchange and the Securities and Futures Commission from disclosing the other valuation reports in this prospectus as required under Paragraph 34(4) and Rule 5.09.

Properties Recently Valued and Sold

Property Description	Valuation of Chesterton Petty Limited as at April 30, 2002	Consideration of property sold	Date of sale and purchase agreement	Date of completion
Nos. 88-98 Des Voeux Road Central (Previously known as Hua Chiao Commercial Building) together with 1st Floor, Cheong Kee Building, Nos. 84 and 86 Des Voeux Road Central, Hong Kong	$171,380,000	$171,380,000	May 29, 2002	September 4, 2002
China State Bank Building, 39-41 Des Voeux Road Central, Hong Kong	$190,000,000	$190,000,000	May 27, 2002	July 31, 2002
Parking Space No. 1 in Lower Basement, Bayview Mansion, 54 Macdonnell Road, Mid-Levels, Hong Kong	$ 350,000	$ 365,000	June 7, 2002	September 23, 2002
Basement, Shops D and E on Ground Floor, Tung Hing Building, 129-135 Johnston Road, 1 and 1A O'Brien Road, Wan Chai, Hong Kong	$ 48,000,000	$ 48,000,000	May 27, 2002	May 31, 2002
Shops Nos. 9 & 10 on Ground Floor of Honour Building, 78-80W To Kwa Wan Road, Kowloon	$ 4,350,000	$ 4,400,000	May 8, 2002	May 31, 2002
Total:	$414,080,000	$414,145,000		

We have been advised that some of the properties owned by the Group in Hong Kong are subject to certain title defects. The total capital value of the properties affected by such defects is approximately HK$928,482,532, which accounts for approximately 4.44% of the total capital value of the current entire property portfolio of the Group (i.e. approximately HK$20,897,136,062 (valued as at April 30, 2002) attributable to the Group). The Directors have been advised by the valuers that from valuation viewpoints and compared with the size and value of the entire property portfolio, the value of the properties with such defects is immaterial. Moreover, certain properties are subject to orders or directions issued by Government departments and certain other properties are suspected to have unauthorized building works or are not being used in accordance with the permitted users. We have made provisions of HK$62,000,000 in the management accounts for the 4 months ended April 30, 2002 for the estimated costs involved in respect of such works and we have taken steps to comply with the government orders and directions or to reinstate the relevant properties or to regularize the unauthorized structures and uses within such properties. See Appendix IV for further information.

In relation to the properties held by us in the PRC, 13 of such properties are subject to various title defects owing to insufficient title proofs. Some of these properties are used as retail branches, offices and staff quarters while others are let under various tenancies. Due to such defects, these PRC properties are stated as having no commercial value. Further information is set out in Appendix IV.

LEGAL AND REGULATORY PROCEEDINGS

General

We are involved in legal proceedings in the ordinary course of our business. However, other than the counter-claim against BOCHK filed by the Chou Group as described below, we are not involved in any litigation, arbitration or administrative proceedings that could, individually or in the aggregate, if adversely determined, have a material adverse effect on our financial condition or results of operations, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are threatened.

Incidents in which BOCHK was, or was Alleged to be, involved

New York Branch Incident

In January 2002, the OCC, which regulates BOC's branches in the United States, and the PBOC, BOC's home country regulator, announced separate actions against BOC New York branch and BOC for alleged misconduct by prior management at BOC New York branch between 1991 and 1999. The alleged misconduct included showing preferential treatment to certain customers of BOC New York branch who had personal relationships with some members of BOC New York branch's prior management with respect to granting loans and letters of credit, and facilitating loan fraud and other suspicious and potentially fraudulent activities conducted by these customers, which included NBM LLC, John Chou and related entities and individuals (the "**Chou Group**"). See the section headed "Bank of China and its Relationship with Us — Incidents Attracting Adverse Publicity to BOC — New York Branch Incident".

Po Sang, Kwangtung and BOC Hong Kong branch, members of the BOC HK Group, received deposits from companies that were members of the Chou Group that defrauded BOC New York branch. The deposits were pledged by the Chou Group as collateral for the fraudulent loans. We believe that no member of our management was aware of such fraudulent loans at the time the deposits were received.

In connection with BOC's action against the Chou Group described in the section headed "Bank of China and Its Relationship with Us — Incidents Attracting Adverse Publicity to BOC — New York Branch Incident", certain members of the Chou Group filed third party claims against BOC, BOCHK and other branches and affiliates of BOC, alleging that these parties engaged in illegal activities in connection with the incidents that are the subject of the OCC investigation and the OCC consent order. The claim against BOCHK alleges that it joined with BOC in engaging in unauthorized currency trading and currency arbitrage, disguised as "discount loans", and other fraudulent conduct, allegedly constituting illegal "racketeering" under the laws of the United States. The Chou Group claims damages in an amount exceeding US$372 million plus interest and costs. The judge in the federal court action against the Chou Group has held that BOC has established a likelihood of success on the merits of its claims for damages against the Chou Group. Based on discussions with its counsel in the litigation, BOC believes the third party claims are without merit. Based on discussions with our counsel in the litigation, we believe that the counter-claim by the Chou Group against us is without merit and will not result in any material adverse effect on our business, financial condition or results of operations.

In connection with BOC's internal investigation undertaken with respect to the events described in the section headed "Bank of China and Its Relationship with Us — Incidents Attracting Adverse Publicity to BOC — New York Branch Incident", BOC found that funds used in 1996 to prepay a BOC Hong Kong branch loan made in 1994 were obtained from questionable credits granted by BOC New York branch and a BOC branch in Mainland China. The 1994 loan was made without proper authorization and collateral support and had been the subject of adverse press speculation. In particular, it was alleged that Wang Xuebing, the general manager of BOC New York branch from 1988 to 1993 and the president of BOC from 1993 to March 2000, bears managerial and direct responsibility in this incident. In connection with this incident, Liang Xiaoting, former first deputy general manager of BOC Hong Kong branch, was alleged to be responsible for causing the proceeds of the 1994 loan to be disbursed prior to required internal approvals. It was also alleged that Mr. Wang used improper influence to obtain favorable interest rates for the deposits made by the Chou Group referred to above. These individuals are currently the subjects of prosecutorial action in Mainland China and may be punished for their violation of laws and regulations. We believe that the incidents described above will not result in any material adverse effect on our business, financial condition or results of operations.

Kaiping Incident

From 1993 through 2001, three successive managers of the Kaiping sub-branch of BOC allegedly conspired to embezzle or misappropriate approximately US$500 million in funds from BOC. The Kaiping sub-branch of BOC is not a part of us or the BOC HK Group. See the section headed "Bank of China and Its Relationship with Us — Incidents Attracting Adverse Publicity to BOC — Kaiping Incident". Sin Hua and Hua Chiao, members of the BOC HK Group, extended normal trade and other commercial credit to certain entities in Kaiping that may have been involved in this incident. In addition, two branches of Sin Hua, contrary to internal guidelines, provided credit facilities in September 1997 in an aggregate amount of HK$90 million to entities that were owned or controlled by the former managers of the Kaiping sub-branch referred to above. The collateral for each of these loans was the same real estate. BOCHK made adequate provisions in 2001 for potential losses from credit extended to entities related to the Kaiping incident. We believe that this incident will not result in any material adverse effect on our business, financial condition or results of operations.

Po Sang Incident

From 1995 to the autumn of 2001, a licensed money exchanger customer of Po Sang made large and frequent cash deposits with Po Sang. A small percentage of these deposits was processed through suspense accounts, resulting in such amounts not being recorded as cash deposits. In September 2001, the ICAC, the anti-corruption bureau of Hong Kong, commenced investigations of three employees of Po Sang with respect to these transactions for possible connection with money laundering schemes. The employees involved have resigned. While, to our knowledge, these transactions have not yet been found to involve money laundering activities, we have strengthened our anti-money laundering policies and procedures. See the section headed "— Risk Management — Anti-Money Laundering Measures". We do not expect that this incident will result in any material adverse effect on our business, financial condition or results of operations.

General

As part of the Restructuring and Merger, we are implementing more centralized, independent and comprehensive risk management systems and practices and are enhancing internal control procedures. See the section headed "— Risk Management". We have various systems and procedures in place to monitor our operations, and we plan to continually improve our control and monitoring procedures and improve our management information systems to support our compliance operations. See the section headed "— Technology — Information Technology". Moreover, in addition to building a risk-awareness and risk-control culture, we are strengthening staff training and taking other steps to enhance employee sensitivities to suspicious activities and to augment reporting practices. See the sections headed "— Risk Management — Anti-Money Laundering Measures" and "Directors, Senior Management and Staff — Staff". Through these measures we intend to reduce our operational risks and to prevent the recurrence of similar incidents.

STRATEGIC INVESTOR

Standard Chartered, a leading international bank with substantial operations in the Asia Pacific region, has agreed pursuant to the Strategic Placing Agreement, to purchase, through itself or its wholly owned subsidiary, HK$390 million of Shares as part of the International Offering at a price per Share equal to the Offer Price plus normal applicable fees and levies. Assuming an Offer Price of HK$9.50 (being the maximum Offer Price) and an Offer Price of HK$6.93 (being the minimum Offer Price), Standard Chartered (through itself or its wholly owned subsidiary) will hold approximately 0.39% and 0.53%, respectively, of our total issued share capital immediately following the completion of the Global Offering. Although there are currently no firm plans in specific areas, we and BOC intend to explore with Standard Chartered areas of potential strategic cooperation. The Directors believe that the association with Standard Chartered through its investment will benefit our future development. See the section headed "Structure of the Global Offering — Strategic Placing" for a detailed description of the Strategic Placing Agreement.

ASSETS

The three principal components of our interest-earning assets consist of loans to customers, loans to banks (which also include other financial institutions) and interest-earning securities. In 2001, the average balance of our loans to customers constituted 43.0% of our total average interest earning assets, loans to banks constituted 38.9% and interest-earning securities constituted 17.6%. The following table sets forth, for the years indicated, the average balances of significant components of our assets:

	Year ended December 31,		
	1999	2000	2001
	(average balances, HK$ in millions)		
Loans to customers[1]	347,479	339,884	330,101
Loans to banks[2]	347,570	325,040	298,765
Interest-earning securities[3]	66,994	108,309	135,080
Other interest-earning assets[4]	5,076	6,809	4,579
Total interest-earning assets	767,119	780,042	768,525
Provision for bad and doubtful debts	(19,674)	(23,524)	(16,925)
Non-interest-earning assets[5]	69,333	73,813	59,102
Total average assets[6]	816,778	830,331	810,702

(1) Consists of advances to customers as set out in the Accountants' Report set out in Appendix I.

(2) Includes loans to other financial institutions and consists of balances (demand deposits), money at call and short notice (maturing within one month), placements (maturing between one and 12 months), advances (generally maturing over 12 months) and trade bills. Our trade bills are letter of credit obligations of third parties that we purchase from a customer at a discount. See note 17 to the Accountants' Report set out in Appendix I.

(3) Consists of debt securities of central governments and banks, public sector entities, banks and other financial institutions and corporate entities and certificates of deposit. We account for these instruments as held-to-maturity securities, investment securities or other investments in securities. At December 31, 2001, our securities portfolio also included HK$134 million of equity securities consisting of HK$101 million in unlisted securities and HK$33 million in listed securities. See notes 16, 18, 19, 20 and 21 to the Accountants' Report set out in Appendix I.

(4) Includes foreign exchange margin contracts, deposits with other financial institutions and other interest-earning assets.

(5) Mainly includes Hong Kong SAR Government certificates of indebtedness, fixed assets, real property, prepaid taxes and utility deposits and interest receivables.

(6) Net of provisions.

Foreign Exposure

We have foreign exposure with respect to each of the three principal components of our assets: loans to customers, loans to banks and interest-earning securities. The Hong Kong Monetary Authority defines "exposure" as all potential losses which might result should a counterparty default. This includes, among others, claims and contingent liabilities recorded both on and off our balance sheet and any exposure to a counterparty that is liable as a guarantor.

We believe that, given the high credit quality of both the foreign counterparties with respect to our loans to banks and the issuers of our interest-earning securities, our exposure to these entities does not present a significant level of risk. For a description of our foreign exchange exposure, see the section headed "Financial Information — Financial Position — Off-Balance Sheet Exposure — Foreign Exchange, Interest Rate and Bullion Contracts". Our loans to foreign banks were primarily to high quality international institutions in both Mainland China and elsewhere and we generally do not consider these entities to present significant credit risks. Loans to banks outside of Hong Kong represented 32.0% of our aggregate average interest-earning assets in 1999, 31.2% in 2000 and 27.3% in 2001. Loans to banks located in Mainland China constituted 14.1% of our aggregate average interest-earning assets in 1999, 11.0% in 2000 and 9.0% in 2001.

Our interest-earning securities of foreign issuers were largely issued by banks and other financial institutions, and included securities issued by governments and central banks as well as public sector entities in G-7 countries and in Australia and New Zealand, which we also consider to be low risk. Interest-earning securities issued outside of Hong Kong accounted for 4.8% of our aggregate average interest-earning assets in 1999, 9.7% in 2000 and 12.7% in 2001.

We are most significantly exposed to foreign risk with respect to loans to entities with exposure to Mainland China. The significant majority of our loans with Mainland China exposure consist of loans to "non-bank Chinese entities" as defined by the Hong Kong Monetary Authority.

NBCEs consist of:

- PRC state owned provincial or municipal government owned entities and their subsidiaries, which we define as "window" companies, and which are Hong Kong or other non-Mainland China companies established by PRC provincial or municipal governmental entities as vehicles to raise capital and invest in and operate businesses in Mainland China and Hong Kong;
- "Red chip" companies and their subsidiaries, which are companies incorporated outside of Mainland China that are publicly listed in Hong Kong, with at least 35% of their shareholding held directly by either (i) PRC-owned entities or PRC provincial or municipal authorities or (ii) listed or privately owned Hong Kong or non-Mainland China incorporated entities that are controlled by Mainland China entities;
- International trust and investment companies and their subsidiaries, which are established by PRC state, provincial or local governments and function largely as investment companies;
- H-shares companies and their subsidiaries, which are entities that are incorporated and operate in, and have substantially all of their assets in, Mainland China, are controlled by the PRC government and are publicly listed in Hong Kong; and

- Other entities that are established outside of Mainland China but which we know are owned or controlled by entities in Mainland China.

In addition, to a lesser extent, we are also exposed to Mainland China risk with respect to other loans to entities located in Mainland China that are not NBCEs. These borrowers are entities not included in the categories described above. The volume of our loans to these entities constitutes a significantly smaller percentage of our loan portfolio. At December 31, 2001, we had approximately HK$3,000 million aggregate principal amount of loans to non-NBCEs located in Mainland China compared to HK$38,836 million aggregate principal amount of loans to NBCEs. At December 31, 2001, our volume of loans to these non-NBCEs located in Mainland China constituted approximately 1.0% of our customer loan portfolio.

The following table sets forth the total outstanding principal amount of our customer loans to NBCEs at December 31, 2001:

	At December 31, 2001
	(HK$ in millions, except percentages)
"Window" companies and their subsidiaries	
incorporated in Hong Kong	17,934
incorporated in Mainland China	1,589
incorporated elsewhere	2,379
Sub-total	21,902
Red chip companies and their subsidiaries	
incorporated in Hong Kong	3,647
incorporated in Mainland China	140
incorporated elsewhere	1,281
Sub-total	5,068
International trust and investment companies and their subsidiaries	
incorporated in Hong Kong	1,417
incorporated in Mainland China	469
incorporated elsewhere	179
Sub-total	2,065
H-shares companies and their subsidiaries	
incorporated in Hong Kong	4
incorporated in Mainland China	83
incorporated elsewhere	—
Sub-total	87
Other entities which are owned or controlled by PRC entities	
incorporated in Hong Kong	6,807
incorporated in Mainland China	2,664
incorporated elsewhere	243
Sub-total	9,714
Total	38,836
Loans to NBCEs as a percentage of our customer loan portfolio	12.0%

NBCEs and other entities located in Mainland China are subject to political, regulatory, systemic, operational, management and financial risks associated with operating in Mainland

China. NBCEs may also be exposed to Mainland China risk as a result of their corporate, legal, provincial or municipal association with PRC governmental entities. As part of our business strategy, we intend to capitalize on our relationship with BOC to further access the Mainland China financial markets. This may result in an increase in the volume of our loans to borrowers located in Mainland China or with significant Mainland China risk. However, we believe that our enhanced credit approval, monitoring and evaluation practices will allow us to improve the credit quality of our loans to these borrowers. See the section headed "— Classified Loans — Enhanced Credit Approval, Monitoring and Evaluation Practices".

The following table sets forth our loans to borrowers located in Hong Kong, Mainland China and elsewhere at December 31, 2001, by classification under the Hong Kong Monetary Authority's guidelines. As our loans to NBCEs located in Hong Kong are considered to be loans to borrowers located in Hong Kong, the volume of our loans to entities located in Mainland China and the levels of classified loans shown below with respect to these loans do not fully reflect the level of our Mainland China exposure. Loans to borrowers located in Mainland China have historically had a higher proportion of classified loans than those of loans to borrowers located in Hong Kong.

	At December 31, 2001						
	Pass	Special mention	Substandard	Doubtful	Loss	Total	Classified loans as a % of total
	(HK$ in millions, except percentages)						
Hong Kong	259,948	16,412	9,064	13,435	11,231	310,090	10.9%
Mainland China[1]	3,227	860	409	862	1,930	7,288	43.9%
Elsewhere	5,160	345	47	99	9	5,660	2.7%
Total	268,335	17,617	9,520	14,396	13,170	323,038	11.5%

(1) Includes Macau.

The following table illustrates the foreign exposure of our loans to customers, loans to banks and interest-earning securities by setting forth, for the years indicated, the average of our month-end balances of our loans to customers, loans to banks and interest-earning securities by location of counterparty, customer or issuer in Mainland China and elsewhere in the world (excluding Hong Kong):

	Assets										
	Loans to customers			Loans to banks			Interest-earning securities[1]				
Year ended December 31,	Hong Kong dollars	Other currencies[2]	Total	Hong Kong dollars	Other currencies[2]	Total	Hong Kong dollars	Other currencies[2]	Total	Total loans to customers, loans to banks and interest-earning securities	% of average interest earning assets[4]
	(average balances, HK$ in millions, except for percentages)										
1999											
Counterparties/customers/issuers located in:											
Mainland China[3]	6,396	7,634	14,030	50,968	56,844	107,812	255	2,442	2,697	124,539	16.2%
Elsewhere	2,413	2,316	4,729	42,933	94,721	137,654	15,510	18,940	34,450	176,833	23.1
Total	8,809	9,950	18,759	93,901	151,565	245,466	15,765	21,382	37,147	301,372	39.3%
2000											
Counterparties/customers/issuers located in:											
Mainland China[3]	5,312	5,310	10,622	29,264	56,648	85,912	233	2,817	3,050	99,584	12.8%
Elsewhere	3,059	2,813	5,872	46,658	110,981	157,639	26,857	45,862	72,719	236,230	30.3
Total	8,371	8,123	16,494	75,922	167,629	243,551	27,090	48,679	75,769	335,814	43.1%
2001											
Counterparties/customers/issuers located in:											
Mainland China[3]	2,898	5,619	8,517	12,502	56,292	68,794	215	3,350	3,565	80,876	10.5%
Elsewhere	1,958	2,271	4,229	31,908	109,316	141,224	29,323	65,039	94,362	239,815	31.2
Total	4,856	7,890	12,746	44,410	165,608	210,018	29,538	68,389	97,927	320,691	41.7%

(1) Includes treasury bills, certificates of deposit held, held-to-maturity securities, investment securities and other investments in securities. See notes 16, 18, 19, 20 and 21 to the Accountants' Report set out in Appendix I.

(2) Translated into the equivalent Hong Kong dollar amounts based on the applicable exchange rates at the end of each month for the years indicated.

(3) Includes Macau.

(4) Calculated on the basis of month-end averages divided by daily averages.

The following table sets forth, at the dates indicated, the information relating to our loans for which (1) the borrower is outside of Hong Kong, (2) the branch where the loans are booked is outside of Hong Kong and (3) the location where the funds are used is outside of Hong Kong:

	At December 31,								
	1999			2000			2001		
	Amount	% of assets	% of loans	Amount	% of assets	% of loans	Amount	% of assets	% of loans
	(HK$ in millions, except for percentages)								
Borrowers located outside Hong Kong[1]	17,142	2.22%	5.12%	17,449	2.08%	5.13%	12,948	1.69%	4.01%
Loans booked outside Hong Kong[2]	7,642[4]	0.99%	2.28%	6,543[5]	0.78%	1.92%	5,047[6]	0.66%	1.56%
Loans for use outside Hong Kong[3]	27,692	3.58%	8.26%	22,471	2.68%	6.61%	18,131	2.37%	5.61%

(1) Loans to customers by location of borrower, determined by reference to the domicile of the borrower.

(2) Loans to customers by location of the branch where the relevant loans are booked.

(3) Loans to customers by the location of fund usage based on the applicable reporting requirement of the Hong Kong Monetary Authority.

(4) Includes HK$7,480 million aggregate principal amount of loans booked in Mainland China.

(5) Includes HK$6,315 million aggregate principal amount of loans booked in Mainland China.

(6) Includes HK$4,800 million aggregate principal amount of loans booked in Mainland China.

The following table sets forth, at the dates indicated, our aggregate outstandings (consisting of loans to banks, loans to customers, interest-earning securities and other interest-earning and non-interest-earning assets) to foreign borrowers, counterparties or issuers located in jurisdictions where the exposure exceeds 0.75% of our total assets at that date. In determining our outstandings with respect to each jurisdiction, we include outstandings to borrowers not in that jurisdiction if the borrower has transferred its risk or obligation to an entity in that jurisdiction in the form of a guarantee or otherwise.

	At December 31,		
	1999	2000	2001
	(HK$ in millions)		
Mainland China[1]	189,715	185,118	98,782
United States	22,339	25,013	42,719
Germany	22,982	36,915	37,185
United Kingdom	26,381	32,964	34,744
Japan	27,146	39,691	28,849
Australia	23,500	28,515	28,288
France	21,530	29,760	24,242
Netherlands	12,719	17,825	19,023
Canada	15,737	16,936	18,835
Italy	10,082	13,735	13,561
Switzerland	9,685	14,091	11,458
International Organizations[2]	9,060	10,254	8,553
Total	390,876	450,817	366,239

(1) Includes Macau.

(2) Includes outstandings with respect to the European Investment Bank, the Inter-American Development Bank, the European Bank for Reconstruction and Development, Eurofima and the Nordic Investment Bank.

Loans to Customers

The average volume of our loans to customers declined 2.9% to HK$330,101 million in 2001 from HK$339,884 million in 2000. This decline was largely due to a decrease in demand for corporate loans as a result of the weakening Hong Kong economy in 2001, which affected both the business operations of many of our borrowers as well as property values in Hong Kong. At December 31, 2001, the volume of our corporate loan portfolio declined 9.1% to HK$216,409 million from HK$238,106 million at December 31, 2000. The decline in corporate loans was partially offset by an increase in retail loans, including an increase in home ownership scheme loans. The increase in home ownership scheme loans was mainly a result of our marketing efforts to borrowers in that sector. At December 31, 2001, the volume of our retail loan portfolio increased 4.6% to HK$106,629 million from HK$101,933 million at December 31, 2000.

The average volume of our loans to customers declined 2.2% to HK$339,884 million in 2000 from HK$347,479 million in 1999. This decline was due to uncertain economic conditions in 2000, including the lingering impact of the 1997 Asian financial crisis. In particular, businesses in Hong Kong continued to experience declining revenues and were less able to undertake significant capital investment and other activities. Furthermore, these economic conditions adversely affected property values in Hong Kong, and businesses were less able to provide adequate collateral for borrowings to meet our lending criteria. The decrease in corporate loans was partially offset by an increase in retail loans, particularly home ownership scheme loans, as individuals took advantage of depressed real property values. In addition, we increased our exposure to this sector because of the lower level of risk associated with these borrowers.

Loan Concentration by Borrower Type

The following table sets forth, at the dates indicated, our corporate and retail customer loan portfolio by type of borrower and as a percentage of our total customer loans:

	At December 31,					
	1999		2000		2001	
	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans
	(HK$ in millions, except for percentages)					
Corporate						
Property development	25,767	7.7%	28,888	8.5%	30,476	9.4%
Property investment[(1)]	57,662	17.2	55,851	16.4	49,185	15.2
Financial concerns[(2)]	7,403	2.2	8,358	2.4	7,803	2.4
Stockbroker	149	—	97	—	108	—
Wholesale and retail trade	37,212	11.1	30,136	8.9	24,422	7.6
Manufacturing	22,094	6.6	17,186	5.1	13,133	4.1
Transport and transport equipment	9,800	2.9	9,368	2.8	11,196	3.5
Import and export	19,830	5.9	14,455	4.2	10,566	3.3
Others[(3)]	64,410	19.3	73,767	21.7	69,520	21.5
Sub-total	244,327	72.9	238,106	70.0	216,409	67.0
Retail						
Home ownership scheme loans[(4)]	5,692	1.7	13,291	3.9	20,273	6.3
Home mortgage loans	82,478	24.6	85,943	25.3	83,337	25.8
Credit card	2,599	0.8	2,699	0.8	3,019	0.9
Sub-total	90,769	27.1	101,933	30.0	106,629	33.0
Total loans	335,096	100.0%	340,039	100.0%	323,038	100.0%

(1) Also included in this category are loans to corporate entities through which individuals acquired and hold residential property. Although the Hong Kong Monetary Authority requires us to classify these loans as corporate loans, we believe that the substantial majority of such loans may be properly considered to be retail home mortgage loans with risk profiles similar to those of that sector.

(2) Includes investment companies, insurance companies, financial and commodities futures brokers, finance companies and other entities in the finance sector.

(3) At December 31, 2001, this category included HK$59,484 million principal amount of corporate loans in the agriculture, fishing, utility, hotel and other industries, and HK$10,036 million principal amount of retail loans such as tax loans, personal loans, loans against securities and overdraft facilities. See note (e)(i) to the unaudited supplementary financial information set out in Appendix II.

(4) Consist of Hong Kong government sponsored individual loans for the purchase of apartments under the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme pursuant to which the repayment of principal and interest is guaranteed.

Maturity and Interest Rate Sensitivity of Loans by Borrower Type

The following tables set forth, at December 31, 2001, our loan portfolio by borrower type and the maturity and the interest rate sensitivity of these loans. The following maturity classifications are based upon repayment terms. For loans which are repayable by different payments or instalments, only the portion of loan which is actually overdue is reported as overdue. Any part of the loan which is not due is reported according to residual maturity. The definitions for the line items included in the tables below are set forth in the footnotes to the table on page 139.

	Within 1 year[1]			After 1 year and within 5 Years				
	Amount	% of total	% of loans to borrower	Amount	% of total	% of loans to borrower	Variable or adjustable rate[2]	Fixed rate
	(HK$ in millions, except for percentages)							
Corporate:								
Property development	10,930	11.4%	35.9%	18,069	15.4%	59.3%	18,069	—
Property investment	12,708	13.3	25.8	19,579	16.7	39.8	19,575	4
Financial concerns	3,958	4.1	50.7	3,587	3.1	46.0	3,587	—
Stockbroker	104	0.1	96.3	4	0.0	3.7	4	—
Wholesale and retail trade	13,726	14.4	56.2	6,849	5.8	28.0	6,849	—
Manufacturing	7,489	7.8	57.0	3,712	3.2	28.3	3,686	26
Transport and transport equipment	2,216	2.3	19.8	5,213	4.4	46.6	5,213	—
Import and export	10,412	10.9	98.5	134	0.1	1.3	134	—
Others	22,309	23.3	32.1	29,501	25.1	42.4	29,450	51
Sub-total	83,852	87.6	38.8	86,648	73.8	40.0	86,567	81
Retail:								
Home ownership scheme loans	1,558	1.6	7.7	5,797	4.9	28.6	5,797	—
Home mortgage loans	7,228	7.6	8.7	25,031	21.3	30.0	25,023	8
Credit card	3,019	3.2	100.0	—	—	—	—	—
Sub-total	11,805	12.4	11.1	30,828	26.2	28.9	30,820	8
Total loans, gross	95,657	100.0%	29.6%	117,476	100.0%	36.4%	117,387	89

(1) Includes loans which are overdue.

(2) Loans repriced prior to the maturity date are considered to have a floating interest rate.

	After five years					Total	
	Amount	% of total	% of loans to borrower	Variable or adjustable rate[1]	Fixed rate	Amount	% of total
	(HK$ in millions, except for percentages)						
Corporate:							
Property development	1,477	1.3%	4.8%	1,477	—	30,476	9.4%
Property investment	16,898	15.4	34.4	16,898	—	49,185	15.2
Financial concerns	258	0.2	3.3	258	—	7,803	2.4
Stockbroker	—	—	—	—	—	108	0.0
Wholesale and retail trade	3,847	3.5	15.8	3,847	—	24,422	7.6
Manufacturing	1,932	1.8	14.7	1,931	1	13,133	4.1
Transport and transport equipment	3,767	3.4	33.6	3,767	—	11,196	3.5
Import and export	20	0.0	0.2	20	—	10,566	3.3
Others	17,710	16.1	25.5	17,706	4	69,520	21.5
Sub-total	45,909	41.8	21.2	45,904	5	216,409	67.0
Retail:							
Home ownership scheme loans	12,918	11.7	63.7	12,918	—	20,273	6.3
Home mortgage loans	51,078	46.5	61.3	50,941	137	83,337	25.8
Credit card	—	—	—	—	—	3,019	0.9
Sub-total	63,996	58.2	60.0	63,859	137	106,629	33.0
Total loans, gross	109,905	100.0%	34.0%	109,763	142	323,038	100.0%

(1) Loans repriced prior to the maturity date are considered to have a floating interest rate.

Distribution by Loan Size

The following table sets forth, at December 31, 2001, the volume of our outstanding corporate loans to customers categorized by loan size:

	At December 31, 2001		
	Number of companies	Aggregate principal amount (HK$ in millions)	% of total
Up to and including HK$1 million	39,434	9,694	4.5%
Above HK$1 million up to and including HK$10 million	16,173	49,619	22.9
Above HK$10 million up to and including HK$20 million	1,234	16,904	7.8
Above HK$20 million up to and including HK$50 million	723	20,922	9.7
Above HK$50 million up to and including HK$100 million	233	16,193	7.5
Above HK$100 million up to and including HK$500 million	214	45,027	20.8
Above HK$500 million up to and including HK$1 billion	46	29,501	13.6
Above HK$1 billion	16	28,549	13.2
Total	58,073	216,409	100.0%

Distribution by Product Type

The following table sets forth, at the dates indicated, our loans to customers categorized by product type:

	At December 31,		
	1999	2000	2001
	(HK$ in millions)		
Mortgage loans[1]	150,938	146,628	139,044
Term loans	77,694	79,447	75,745
Syndicated loans	34,028	55,655	61,554
Overdrafts[2]	26,896	21,625	16,355
Trade finance loans	29,269	20,968	14,060
Demand loans	14,268	11,113	10,224
Loans for capital leases	63	71	44
Non-categorized loans[3]	1,940	4,532	6,012
Total loans	335,096	340,039	323,038

(1) Includes residential and commercial mortgages.

(2) Drawings on line of credit checking accounts in excess of available balance.

(3) Consists of loans that we expect at that date to be written off and therefore are no longer specifically categorized.

Borrower Concentration

In accordance with the Banking Ordinance and the Hong Kong Monetary Authority's guidelines, our credit exposure to any one person or a group of connected persons under the same management control must not exceed 25% of the sum of our core and supplementary capital, unless the exposure is to the Hong Kong government or other Hong Kong authorized institutions or is secured by cash deposits, guarantees or other security approved by the Hong Kong Monetary Authority. Our ten largest credit exposures to any such person or group at December 31, 2001 totaled HK$84,490 million and represented approximately 149% of our core and supplementary capital. At the same date, the largest group of companies accounted for approximately 19% of our core and supplementary capital.

Classified Loans

Current Loan Provisioning Policies

Our loan classification and provisioning policy is based on the Hong Kong Monetary Authority's guidelines for loan classification and bad and doubtful debt provisioning, which we have modified to account for our particular loan portfolio and the risk profiles of our borrowers.

The appropriate classification for a particular loan is driven by our credit control policy, which focuses on an overall assessment of the repayment ability of the borrower and the collectability of the principal or interest of a loan. We evaluate a number of factors, including:

- the length of time a loan is overdue;
- the quality of the underlying collateral; and
- other credit quality indicators of the borrower including profitability, cash flow, liquidity and net worth position.

For purposes of determining the appropriate classification for a particular loan, we currently do not distinguish between corporate or retail loans nor do we distinguish loans based on the industry or other characteristics of the borrower. In connection with the Restructuring and Merger, and based in part on an evaluation of our loan classification and provisioning practices, we are in the process of adopting and implementing comprehensive revisions to our implementation practices with respect to these policies. See the section headed "— Enhanced Credit Approval, Monitoring and Evaluation Practices".

We have adopted the Hong Kong Monetary Authority's loan classification definitions and classify loans into five categories: (1) pass, (2) special mention, (3) substandard, (4) doubtful and (5) loss. A loan constitutes a "classified loan" if it is categorized as substandard, doubtful or loss. We determine the levels of our provisions and write-offs and monitor the credit quality of our loan portfolio by reference to our level of classified loans. We classify loans based on the Hong Kong Monetary Authority's guidelines, which state that the principal determination in classifying a loan should be a judgment based on an assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of the principal or interest on a loan. We also consider specific indicators of collectibility, such as the period that payments of interest and/or principal have been overdue, and the quality of the collateral.

We make standard, general provisions for all "pass" and "special mention" loans, and specific, case-by-case provisions for "substandard", "doubtful" and "loss" loans. We make these provisions based on our qualitative evaluations of the borrower, the status of any loan restructuring efforts and the overall likelihood of performance, in accordance with the discretion accorded to lenders by the Hong Kong Monetary Authority's loan classification guidelines. We are currently establishing a system whereby, for internal loan review and monitoring purposes, we will sub-categorize our pass and special mention loans, as described in the section headed "— Our Sub-categorization of Pass and Special Mention Loans".

Pass. These are loans where the borrower is current in meeting its repayment obligations and full repayment of interest and principal is not in doubt. For pass loans, we maintain general provisions equal to at least 1% of the aggregate outstanding principal amount of our pass loan portfolio. At December 31, 2001, we had an aggregate outstanding principal amount of pass loans of HK$268,335 million, representing approximately 83.1% of our total outstanding loans to customers. At that date, our cumulative general provisions for pass loans were 2.3% of our total outstanding pass loan balance and our general provisions for pass loans were HK$6,141 million.

Special Mention. These are loans where the borrower is experiencing difficulties that may affect its ability to repay. Ultimate loss is not expected at this stage but we recognize that a loss could occur if adverse conditions persist. We automatically classify loans as special mention if they are unsecured or partially secured loans and overdue for not more than three months. We downgrade fully secured loans that are less than 12 months overdue to substandard if there are reasons for downgrading it earlier. We may downgrade a loan to substandard, even if the loan has not been overdue for more than three months, where other significant conditions that threaten the borrower's business, cash flow and payment capability are present.

For special mention loans, we make a general provision equal to at least 2% of the aggregate outstanding principal amount of our special mention loans. At December 31, 2001, we had an aggregate outstanding principal amount of special mention loans of HK$17,617 million, for which we made aggregate general provisions of HK$394 million.

Substandard. These are loans where the borrower displays a definable weakness that is likely to jeopardize repayment. These include loans where some loss of principal or interest is possible after taking account of the net realizable value of the collateral, and rescheduled loans where concessions with respect to interest or principal that were not based on commercial considerations have been made to the borrower.

We automatically classify unsecured or partially secured loans as substandard if they are overdue for three to six months. These loans may be upgraded to performing if there is reasonable assurance that the borrower will be able to service all future principal and interest repayments in accordance with the revised repayment terms, and when the borrower has serviced all principal and interest repayments on the loan according to the revised terms for six months (for loans with monthly repayment periods) or for 12 months (for loans with longer repayment periods). We automatically downgrade fully secured loans to substandard if they are overdue for more than 12 months regardless of the net realizable value of the collateral. We may downgrade these loans to doubtful even if the loan has not been overdue for more than six months, if other significant deficiencies that threaten the borrower's business, cash flow and payment capability are present.

We make specific provisions equal to at least 20% of the unsecured portion of a substandard loan. At December 31, 2001, we had an aggregate outstanding principal amount of substandard loans of HK$9,520 million, for which we made specific provisions of HK$1,068 million.

Doubtful. These are loans where collection in full is improbable and we expect to sustain a loss of principal and/or interest after taking into account the net realizable value of the collateral. Unsecured or partially secured loans are considered doubtful if they are overdue for more than six months. We classify fully secured loans as doubtful if they are overdue for more than 12 months and the payment of past due or future interest cannot be assured or the value of the collateral has deteriorated. We make specific provisions for a doubtful loan equal to 50% to 75% of the unsecured portion of the loan depending on the quality of the loan. At December 31, 2001, we had an aggregate outstanding principal amount of doubtful loans of HK$14,396 million, for which we made specific provisions of HK$4,195 million.

Loss. These are loans which are considered uncollectible after exhausting all collection efforts, including seizure of collateral and institution of legal proceedings. We make provisions equal to 100% of the unsecured portion of a loss loan. At December 31, 2001, we had

HK$13,170 million in loss loans for which we made specific provisions of HK$5,309 million. We wrote off HK$10,435 million of loss loans in 2001. These write-offs are netted against our provisions for bad and doubtful debts, thereby reducing the charges to the assets on our balance sheet. We continue to make collection efforts on loans that are written off.

We determine the unsecured portion of the loan by deducting from the unpaid principal balance the value of the underlying collateral. This value is obtained by applying a discount to the appraised value of the collateral based on the nature of the collateral. For real property, this discount was 5% in 1999 and was increased to 10% in the second half of 2000. We are currently reviewing our real property collateral discount policy to ensure that any discount fully reflects the net realizable value of the collateral.

Non-performing Loans as Defined by the Hong Kong Monetary Authority

The Hong Kong Monetary Authority defines non-performing loans as loans and advances to customers on which interest is placed in suspense or on which interest accrual has ceased. Interest should be placed in suspense or cease to be accrued when a number of criteria have been met, including:

- when there is reasonable doubt as to the ultimate collectability of principal and interest;
- where a specific provision has been made;
- where the payment of principal and/or interest is over three months overdue and the net realizable value of the collateral is insufficient to cover all payments of principal and accrued interest;
- where payments of principal and accrued interest are overdue for over one year, regardless of the value of the collateral;
- where an overdraft has remained above the limit approved for the customer for more than three months, and where the net realizable value of collateral is insufficient to cover repayment of principal and accrued interest; or
- where an overdraft has remained above the limit approved for the customer for more than 12 months, regardless of the net realizable value of the collateral.

We determine the levels of our provisions and write-offs and monitor the credit quality of our loan portfolio by reference to our level of classified loans.

Our Sub-categorization of Pass and Special Mention Loans


Hong Kong Monetary Authority Classifications
BOCHK Sub-categories
Pass
Good
Satisfactory
Acceptable
Special Mention
Special Mention 1
Special Mention 2

By sub-categorizing these loans, we believe that we will be able to more closely monitor the status of each loan. We believe this system will allow us to identify deteriorating loans in a more timely manner and to promptly institute the necessary actions.

Enhanced Credit Approval, Monitoring and Evaluation Practices

Since the Restructuring and Merger, we have enhanced our credit approval, monitoring and evaluation practices, including our loan classification and provisioning policies. Specifically, we have improved our risk management framework and implemented the following key changes to our management structure:

- the newly established risk management department of BOCHK develops and applies risk management criteria for credit approval and monitoring, including loan classification and loss provisioning;

- our enhanced credit approval, monitoring and evaluation procedures provide more detailed and specific guidance for different types of lending, criteria for loan restructuring and guidance with respect to the overall scope and consistency of our credit analyses;

- the newly established special assets management department of BOCHK manages the recovery of our classified loans; and

- the consolidation of our customer accounts from the member banks of the BOC HK Group following the Restructuring and Merger helps to eliminate inconsistent loan classification and provisioning.

In connection with devising and implementing these improvements, we conducted a review of our historical loan classification, monitoring, loss provisioning and credit review practices. The review showed that, although our loan classification and provisioning policies were substantially in compliance with the Hong Kong Monetary Authority's guidelines, prior to the Restructuring and Merger, our implementation of these policies was inconsistent, especially among the various member banks of the BOC HK Group. Specifically, we observed that:

- we made credit determinations largely on the basis of the value and type of the collateral, without adequate consideration of the borrowers' profitability, cash flow, liquidity or net worth position or the viability of the particular business industry;
- we failed to downgrade certain loans that had been restructured or refinanced due to performance difficulties, and we upgraded certain loans after such restructuring or refinancing without due consideration of all relevant economic factors with respect to the borrower;
- in both granting loans and making classification determinations, we paid more attention to a borrower's payment history without properly considering the borrower's financial condition and business prospects;
- with respect to certain loans to borrowers related to governmental entities in Mainland China or guaranteed by such entities, in granting loans and making classification determinations, we relied excessively on the governmental relationship or guarantees, failing to pay sufficient attention to the repayment ability of the borrower or guarantor;
- for certain loans, discounts to the value of real property and other collateral, as applied in our provisioning decisions, may not have been prudent enough to reflect reductions of market value and impediments to resale;
- in a limited number of cases involving borrowers in financial distress, we revised the repayment terms to accommodate these borrowers, and rolled over loan facilities on an annual basis regardless of the unfavorable changes in the financial condition of these borrowers;
- we supported several overdue loans by granting new facilities to the borrower or its related parties to repay overdue balances;
- prior to the Restructuring and Merger, the member banks of the BOC HK Group did not consistently apply our lending and credit review policies due to our decentralized management and control; and
- because of the decentralized management and control of our member banks and the competition that existed between these banks prior to the Restructuring and Merger, we were less able to manage our exposure within particular industries, such as property development and investment and wholesale and retail trade, or effectively diversify our risks.

As part of this review, we engaged PricewaterhouseCoopers as an independent consultant to evaluate our classification practices and the adequacy of the provisions that we took with respect to certain of our loans selected by us. These loans consisted of (i) loans exceeding HK$20 million in the "pass" category or which had been in the "special mention" category for over six months, and are Mainland China related, property development related or restructured loans and (ii) our top 100 borrowers by size, subject to certain exclusions. The review covered approximately 72% of our special mention loans, based on outstanding balances at July 31, 2001, and approximately 35% of our corporate pass loans, based on outstanding balances at November 30, 2001. The review covered more than 480 borrowers and was completed in March 2002.

Through its evaluation, PricewaterhouseCoopers contributed to the observations and conclusions that we have made concerning our historical practices. In our assessment of our loan portfolio, we have taken into account recommendations made by PricewaterhouseCoopers in determining the grading of loans and the level of provisions with respect to our loan portfolio. PricewaterhouseCoopers has since become our independent auditors and reporting accountants.

Classified Loan Management Strategy

As part of our efforts to significantly improve the level of recoveries from our non-performing loans, we established a special assets management department at BOCHK dedicated to managing and resolving our classified loans. In particular, the special assets management department provides centralized management of our classified loans and, with the guidance of the risk management department, will be responsible for developing and implementing a uniform set of guidelines and procedures for resolving classified loans. The special assets management department consists of four functional divisions with a total of approximately 150 staff members. Our branch managers and marketing account officers are also actively involved in supporting the efforts of the special assets management department. In addition, this department also uses the services of outside legal experts, accountants and specialized agents for due diligence, valuation, legal advice and other matters to expedite early resolution of classified loans.

The special assets management department reports directly to our chief executive, which enables this department to perform its duties more effectively. Furthermore, we plan to improve the efficiency and effectiveness of this department's collection and recovery efforts through:

- *Creating Incentives.* We plan to further divide the staff in each functional division of this department into a number of collection teams and create an incentive program to reward the collection teams based on their level of recoveries.

- *Evaluating Performance.* To implement the incentive program, we will establish a performance measurement scheme based on a number of factors, including the number of accounts collected, amount of outstanding principal collected and the degree of difficulty involved in the collection.

- *Setting Clear Targets.* We have also set internal targets for the reduction of our non-performing loan portfolio through collection and other methods of recovery.

Our primary recovery and reduction methods for classified loans include:

- *Negotiated Settlements.* We may allow a borrower to settle for cash its entire liability as a reasonable and acceptable resolution of the outstanding principal and/or accrued interest amounts.

- *Debt Restructuring.* For troubled but viable companies, we often propose a restructuring scheme for their classified loans. We restructure these loans through the reduction of interest rates and/or principal amounts, extension of terms and other methods.

- *Realization of Collateral.* Once we have made a final determination that a borrower's financial condition is unlikely to improve and that the chances of repayment are remote, we will promptly initiate action to realize the underlying collateral. These actions may include legal proceedings or other means of judicial enforcement. Following the seizure of the collateral, we may attempt to maximize recovery through either private sales, tenders or public auctions.

- *Enforcement of Third Party Guarantees.* In addition, once we have determined that the chances of repayment are remote, we may enforce our rights under third party guarantees either through private negotiations or through legal proceedings.

Depending on the circumstances, we will also consider from time to time other methods to recover and collect classified loans, such as outsourcing collection work to outside collection agencies or selling classified loans to a third party.

Economic Factors Impacting Our Classified Loans, Provisions and Write-Offs

The difficult economic conditions prevailing in Hong Kong after the 1997 Asian financial crisis had a significant adverse effect on the levels of our classified loans. From the second half of 1997 until the first half of 1999, the Hong Kong economy experienced a significant downturn that was characterized by, among other things, a decline in the value of securities, real property and other assets, increased interest rates, reduced personal consumption, a slowdown in exports of services and merchandise goods and slower economic growth. During this period, rising unemployment and a decline in personal disposable income weakened domestic demand. As a result of these adverse economic conditions, gross domestic product in Hong Kong contracted by 5.3% in 1998 and grew by only 3.0% in 1999. This had a significant adverse impact on our SME customers, particularly in the property investment, wholesale and retail trade, import and export and manufacturing sectors, which collectively accounted for a significant majority of our borrowers.

During this period, we were exposed to a significant number of corporate borrowers in particular industries that were less able to withstand the pressures of the 1997 Asian financial crisis and the region's subsequent economic disruptions. These borrowers subsequently experienced substantial cash flow difficulties and the credit quality of these customers and their loans deteriorated significantly. As these loans became impaired, we determined that the value of the property used as collateral had, in many cases, also deteriorated significantly, which required us to make substantial additional provisions for these loans.

Although the Hong Kong economy recovered during the second half of 1999 and experienced increased growth during the first half of 2000, operating conditions remained difficult for commercial banks and their borrowers. The Hong Kong economy experienced a significant slowdown as well as deflationary pressure in 2001. The Hong Kong government has stated that it expects the Hong Kong economy to experience GDP growth of 1% in 2002 and 3% in the medium term as well as further deflationary pressure in the short to medium term. We expect a continued slowdown of the Hong Kong economy would result in, among other things, a decline in the size of our loan portfolio and an increase in our classified loans, provisions and write-offs. See the section headed "Risk Factors — Risks Relating to Hong Kong and Mainland China — An economic downturn in Hong Kong may materially and adversely affect our financial condition and results of operations".

Analysis of Classified Loans

The following table sets forth the levels of our substandard, doubtful and loss loans by borrower type. Loans for use outside of Hong Kong are presented in the aggregate at December 31, 2001. The definitions for the line items included in the table below are set forth in the footnotes to the table on page 139.

	At December 31, 2001			
	Substandard	Doubtful	Loss	Total
	(HK$ in millions)			
Corporate				
Property development	654	855	1,206	2,715
Property investment	1,867	5,201	2,072	9,140
Financial concerns	542	118	209	869
Stockbroker	—	—	—	—
Wholesale and retail trade	1,623	1,762	3,228	6,613
Manufacturing	828	912	741	2,481
Transport and transport equipment	742	255	285	1,282
Import and export	971	871	659	2,501
Others	1,673	3,733	4,263	9,669
Sub-total	8,900	13,707	12,663	35,270
Retail				
Home ownership scheme loans	47	20	3	70
Home mortgage loans	573	669	438	1,680
Credit card	—	—	66	66
Sub-total	620	689	507	1,816
Total[1]	9,520	14,396	13,170	37,086
Loans for use outside of Hong Kong (aggregate)	1,666	2,122	2,685	6,473

(1) Includes amounts set forth under loans for use outside of Hong Kong.

The following table sets forth the annual movements of each classification category of our loan portfolio at December 31, 1999, 2000 and 2001:

	Pass	% of loan portfolio	Special mention	% of loan portfolio	Substandard	% of loan portfolio	Doubtful	% of loan portfolio	Loss	% of loan portfolio
December 31, 1999	254,239	75.9%	27,736	8.3%	23,393	7.0%	21,752	6.5%	7,976	2.3%
December 31, 2000	276,900	81.4%	27,148	8.0%	8,112	2.4%	17,881	5.3%	9,998	2.9%
December 31, 2001	268,335	83.1%	17,617	5.4%	9,520	2.9%	14,396	4.5%	13,170	4.1%

Provisions and Write-Offs

The following table sets forth, at the dates indicated, our specific provisions for bad and doubtful debts by borrower type and as a percentage of our total loan provisions and of our total loans to a particular borrower type. The definitions for the line items included in the table below are set forth in the footnotes to the table on page 139.

	At December 31,								
	1999			2000			2001		
	Provision amount	% of total provisions	% of loans to borrower type	Provision amount	% of total provisions	% of loans to borrower type	Provision amount	% of total provisions	% of loans to borrower type
	(HK$ in millions, except for percentages)								
Corporate									
Property development ...	248	1.1%	1.0%	267	1.3%	0.9%	824	4.8%	2.7%
Property investment	1,427	6.5	2.5	1,311	6.7	2.3	1,781	10.4	3.6
Financial concerns	607	2.7	8.2	308	1.6	3.7	263	1.5	3.3
Wholesale and retail trade	4,186	19.0	11.2	2,959	15.1	9.8	1,866	10.9	7.6
Manufacturing	1,806	8.1	8.2	1,342	6.8	7.8	859	5.0	6.5
Transport and transport equipment	232	1.1	2.4	289	1.5	3.1	220	1.3	2.0
Import and export	2,852	12.9	14.3	1,452	7.4	10.0	995	5.8	9.4
Others	3,237	14.7	5.0	2,779	14.2	3.8	3,327	19.5	4.8
Sub-total	14,595	66.1	6.0	10,707	54.6	4.5	10,135	59.2	4.7
Retail									
Home ownership scheme loans	—	—	—	—	—	—	6	0.0	0.0
Home mortgage loans ...	149	0.7	0.2	247	1.3	0.3	369	2.2	0.4
Credit card	—	—	—	18	0.1	0.7	66	0.4	2.2
Sub-total	149	0.7	0.2	265	1.4	0.3	441	2.6	0.4
Total specific provisions for bad and doubtful debts(1)	14,744	66.8		10,972	56.0		10,576	61.8	
General provisions for bad and doubtful debts	7,329	33.2		8,624	44.0		6,538	38.2	
Total provisions for bad and doubtful debts(2)	22,073	100.0%		19,596	100.0%		17,114	100.0%	
Provisions for loans used outside of Hong Kong ...	2,053			1,891			2,495		

(1) Does not include specific provisions for other assets and trade bills of HK$29 million in 1999, HK$59 million in 2000 and HK$45 million in 2001. See note 23 to the Accountants' Report set out in Appendix I.

(2) Includes amounts set forth under provisions for loans used outside of Hong Kong.

The following table sets forth, at the dates indicated, the movements in our specific provisions as a result of our write-offs and recoveries with respect to our loans by borrower type and as a percentage of our loans to a particular borrower type. The definitions for the line items included in the table below are set forth in the footnotes to the table on page 139.

	Year ended December 31,					
	1999		2000		2001	
	Amount	% of loans to borrower type	Amount	% of loans to borrower type	Amount	% of loans to borrower type
	(HK$ in millions, except for percentages)					
Specific provisions for bad and doubtful debts at beginning of period	11,762		14,744		10,972	
Write-offs						
Corporate						
Property development	42	0.2%	312	1.1%	339	1.1%
Property investment	322	0.6	1,228	2.2	1,216	2.5
Financial concerns	—	—	315	3.8	193	2.5
Stockbroker	—	—	1	1.0	—	—
Wholesale and retail trade	1,512	4.1	3,641	12.1	3,368	13.8
Manufacturing	278	1.3	1,448	8.4	1,339	10.2
Transport and transport equipment	7	0.1	120	1.3	304	2.7
Import and export	201	1.0	1,743	12.1	1,025	9.7
Others	807	1.3	1,891	2.6	2,281	3.3
Sub-total	3,169	1.3	10,699	4.5	10,065	4.7
Retail						
Home ownership scheme loans	—	—	—	—	—	
Home mortgage loans	43	0.1	329	0.4	205	0.2
Credit card	—	—	1	—	144	4.8
Sub-total	43	0.0	330	0.3	349	0.3
Total write-offs	3,212	1.0	11,029	3.2	10,414	3.2
Recoveries						
Property development and investment	1	0.0	29	0.0	55	0.1
Commercial and financial	26	0.0	70	0.0	465	0.3
Retail	—	0.0	—	0.0	10	0.0
Total recoveries	27	0.0	99	0.0	530	0.2
Write-offs (net of recoveries)	(3,185)		(10,930)		(9,884)	
Charge for bad and doubtful debts on loans for the year	11,530		7,158		9,488	
Amount written off on disposal of loans	(5,363)					
Specific provisions for bad and doubtful debts at end of period	14,744		10,972		10,576	

Our specific provisions in 1999 reflect a write-off of HK$3,212 million of specific provisions with respect to classified loans. Our provisions for bad and doubtful debts in 1999 also reflect the sale of HK$26,915 million of loans to Zhong Gang, a wholly owned subsidiary of BOC. These loans consisted of approximately HK$25,414 million of classified loans and HK$1,501 million of non-classified, property related loans. At the time of the sale, the specific provisions with respect to these loans were HK$5,363 million. As a result of the sale, our cumulative provisions were reduced by this amount. In the absence of this sale, our cumulative bad and doubtful debt charges, and its impact on our financial condition, would have been higher. As a result, our historical classified loan and related loan provision data may not reflect the full extent of the deterioration in our asset quality. Moreover, any trends with respect to our classified loans must be viewed in light of the 1999 loan disposition.

Provisions and Write-Offs by Borrower Type

Our provisions and write-offs, as a percentage of loans, were highest in the wholesale and retail trade, import and export, property investment and manufacturing sectors. As a result of the adverse economic conditions prevailing in Hong Kong since the 1997 Asian financial crisis, some of our borrowers encountered economic and operational difficulties from 1998 through 2001. These difficulties affected the ability of these entities to service their outstanding loans. In general, we have experienced significantly lower levels of provisions and write-offs with respect to our home mortgage and property development loan portfolios.

Property Development. Historically, a high percentage of our property development borrowers have serviced their debt obligations in a timely manner. As a result, we have increased our lending to large, high quality property development companies. Our loans to this sector increased 12.1% at December 31, 2000 to HK$28,888 million from HK$25,767 million at December 31, 1999. At December 31, 2001, our loans to this sector further increased 5.5% to HK$30,476 million. Provisions for property development loans increased 7.7% to HK$267 million at December 31, 2000 and increased 209% to HK$824 million at December 31, 2001. Write-offs for property development loans were HK$42 million in 1999, increased 643% to HK$312 million in 2000 and increased 8.7% to HK$339 million in 2001.

Property Investment. Our property investment borrowers have been negatively affected by the impact of economic fluctuations and the 1997 Asian financial crisis on the Hong Kong property market. In particular, property values have dropped significantly in Hong Kong since 1997. This was reflected in both the decrease in our loans to the property investment sector and the increase in provisions and write-offs for this sector. Our loans to this sector declined 3.1% to HK$55,851 million at December 31, 2000 from HK$57,662 million at December 31, 1999 and further decreased 11.9% to HK$49,185 million at December 31, 2001. Provisions for property investment loans decreased 8.1% to HK$1,311 million at December 31, 2000 from HK$1,427 million in 1999 and increased 35.9% to HK$1,781 million at December 31, 2001. Write-offs for property investment loans increased from HK$322 million in 1999 to HK$1,228 million in 2000 and decreased 1.0% to HK$1,216 million in 2001.

A portion of our mortgage loans are made to entities incorporated by individuals to purchase residential property. We are required by the Hong Kong Monetary Authority to classify these loans as corporate loans in the property investment category. Historically, a high percentage of our home mortgage loan borrowers have serviced their debt obligations in a timely manner. As a result, categorizing these loans within the property investment sector may understate the percentage of our provisions and write-offs for this sector.

Wholesale and Retail Trade. The wholesale and retail trade sector in Hong Kong has experienced a significant decline since 1997 as a result of both the impact of the 1997 Asian financial crisis on consumer income and spending, and the availability of less expensive consumer products in neighboring cities in Mainland China. As a result, according to Hong Kong Monetary Authority estimates, at December 31, 2001 aggregate loans by authorized institutions in Hong Kong to this sector had declined to approximately HK$101 billion from approximately HK$144 billion at December 31, 1999. Similarly, our loans to this sector declined 19.0% to $30,136 million at December 31, 2000 from HK$37,212 million at December 31, 1999. At December 31, 2001, our loans to this sector further declined 19.0% to HK$24,422 million. Provisions for wholesale and retail trade loans decreased 29.3% from HK$4,186 million at December 31, 1999 to HK$2,959 million at December 31, 2000 and decreased 36.9% to HK$1,866 million at December 31, 2001. Write-offs for wholesale and retail loans increased 140.8% from HK$1,512 million in 1999 to HK$3,641 million in 2000 and decreased 7.5% to

HK$3,368 million in 2001. These write-offs contributed to the decline in the volumes of our wholesale and retail trade loans.

Manufacturing. The manufacturing sector in Hong Kong has experienced a decline since the early 1980s as many manufacturers relocated their industrial operations into Mainland China in an effort to reduce operating costs. This trend was further exacerbated by the adverse economic conditions that prevailed in Hong Kong and other parts of Asia after the 1997 Asian financial crisis. As a result, according to the Hong Kong Monetary Authority's estimates, at December 31, 2001, aggregate loans to manufacturers by authorized institutions in Hong Kong had declined to approximately HK$72 billion from approximately HK$80 billion at December 31, 1999. This was reflected in a 22.2% decline in our loans to this sector to HK$17,186 million at December 31, 2000 from HK$22,094 million at December 31, 1999. At December 31, 2001, our loans to this sector declined 23.6% to HK$13,133 million. Provisions for manufacturing loans decreased 25.7% from HK$1,806 million at December 31, 1999 to HK$1,342 million at December 31, 2000 and decreased 36.0% to HK$859 million at December 31, 2001. Write-offs for manufacturing loans increased 421% from HK$278 million in 1999 to HK$1,448 million in 2000 and decreased 7.5% to HK$1,339 million in 2001.

Import and Export. The import and export sector also experienced a significant decline due to the negative impact of the 1997 Asian financial crisis on international trade in Hong Kong. As a result, according to the Hong Kong Monetary Authority's estimates, at December 31, 2001, aggregate trade finance loans by authorized institutions in Hong Kong had declined to approximately HK$89 billion from approximately HK$114 billion at December 31, 1999. Similarly, our loans to this sector declined 27.1% to HK$14,455 million at December 31, 2000 from HK$19,830 million at December 31, 1999. At December 31, 2001, our loans to this sector further declined 26.9% to HK$10,566 million. Provisions for import and export loans declined 49.1% from HK$2,852 million at December 31, 1999 to HK$1,452 million at December 31, 2000 and decreased 31.5% to HK$995 million at December 31, 2001. Write-offs for import and export loans increased 767% from HK$201 million in 1999 to HK$1,743 million in 2000 and decreased 41.2% to HK$1,025 million in 2001. These write-offs contributed to the decline in the volumes of our import and export loans.

Other Corporate Loans. Our significant other corporate loans include loans to utilities, the hotel industry, individuals for professional and private use. Our other corporate loans include HK$59,484 million aggregate principal amount of corporate loans in the agriculture, fishing, utility, hotel and other industries, and HK$10,036 million aggregate principal amount of retail loans, such as tax loans, personal loans, loans against securities and overdraft facilities. The performance of these borrowers was generally affected by prevailing economic trends and, accordingly, we also experienced an increase in classified loans, provisions and write-offs with respect to these borrowers. Our other corporate loan portfolio increased 14.5% to HK$73,767 million at December 31, 2000. At December 31, 2001, our other corporate loans portfolio declined 5.8% to HK$69,520 million. Provisions for other corporate loans decreased 14.2% from HK$3,237 million at December 31, 1999 to HK$2,779 million at December 31, 2000 and increased 19.7% to HK$3,327 million at December 31, 2001. Write-offs for other corporate loans increased 134.3% from HK$807 million in 1999 to HK$1,891 million in 2000 and increased 20.6% to HK$2,281 million in 2001.

Home Mortgage Loans. The volume of home mortgages has increased in Hong Kong due to the decline in property prices as well as market interest rates. According to the Hong Kong Monetary Authority's estimates, at December 31, 2001, home mortgage loans by authorized institutions in Hong Kong had increased 6.4% to HK$647 billion from approximately HK$608 billion at December 31, 1999. Historically, a high percentage of our home mortgage loan borrowers have serviced their debt obligations in a timely manner. Accordingly, we have made, and continued to make, significant marketing efforts to borrowers in this sector. We increased the size of our home mortgage loan portfolio by 4.2% to HK$85,943 million at December 31, 2000 from HK$82,478 million at December 31, 1999. At December 31, 2001, our home mortgage loan portfolio declined 3.0% to HK$83,337 million. Our provisions for this sector have remained relatively low and increased moderately in terms of aggregate amounts. Provisions increased 65.8% to HK$247 million at December 31, 2000 from HK$149 million at December 31, 1999, and write-offs increased 665.1% to $329 million in 2000 from HK$43 million in 1999. Provisions for home mortgage loans increased 49.4% to HK$369 million at December 31, 2001 and write-offs decreased 37.7% to HK$205 million in 2001.

Ten Largest Classified Loans

At December 31, 2001, we had outstanding classified loans with an aggregate principal amount of HK$37,086 million, of which the ten largest represented 16.1% of our outstanding classified loans and 1.8% of our loan portfolio.

The following table sets forth certain information regarding our ten largest classified loans at December 31, 2001:

	Industry	Principal outstanding	Classification	Amount of provision	Type of collateral[(1)(2)]	Value of collateral	Servicing all interest[(3)]
		(HK$ in millions)		(HK$ in millions)		(HK$ in millions)	
Borrower 1	Property investment	1,124	loss	123	real estate	1,001	No
Borrower 2	Property investment	838[(3)]	doubtful	224	real estate	545	No
Borrower 3	Building materials	789	doubtful	313	real estate	480	No
Borrower 4	Diversified commercial	779	loss	41	real estate	738	No
Borrower 5	Property investment	570	loss	345	real estate	224	No
Borrower 6	Property investment	558	loss	217	real estate	340	No
Borrower 7	Diversified commercial	399	loss	195	real estate	204	No
Borrower 8	Property investment	346	doubtful	224	real estate	50	No
Borrower 9	Property investment	300	loss	300	real estate	0	No
Borrower 10	Property investment	260	loss	0	real estate	260	No
Total		5,963		1,982		3,842	

(1) Collateral value is determined by us with reference to the appraised open market value. We have collateral in the form of a lien on real property for all of these borrowers.

(2) Out of the above ten cases, collection in the cases of borrowers 1, 2, 3, 5, 6, 8 and 10 are collateral dependent. In all other cases, we are primarily dependent on recovery through cash flows, with collateral being of secondary importance.

(3) We were part of a consortium of banks that extended loans to this borrower, and the HK$838 million principal outstanding reflects our share of exposure, which was approximately 85% of the total exposure of the consortium at December 31, 2001.

Restructuring of Classified Loans

We restructure classified loans on a case-by-case basis after our management has determined that restructuring is the best means of realizing repayment. We restructure non-performing loans through the reduction of interest rates and/or principal amounts, extension of terms and other methods.

A restructured loan will initially continue to be categorized as a classified loan, and may be upgraded if there is reasonable assurance that the borrower will be able to service all future principal and interest repayments in accordance with the revised repayment terms, and when the borrower has serviced all principal and interest repayments on the loan according to the revised terms for six months (for loans with monthly repayment periods) or for 12 months (for loans with longer repayment periods).

Although our classified loan ratios may improve as more loans are restructured, we generally receive lower interest payments than originally required under the loan and, in some cases, we will collect less than the original principal amount of the loans. Furthermore, we typically suffer a loss on a net present value basis relative to the terms of the restructured loan or a loss from write-offs of principal or accrued interest resulting from loan forgiveness.

At December 31, 2001, we had HK$4,876 million of restructured loans, of which HK$4,709 million constituted classified loans and represented 12.7% of our total classified loans. To date, approximately 0.5% of the total outstanding balance of these loans have become either pass or special mention loans or will be reclassified as pass or special mention if the borrower meets its repayment obligations. The remaining 99.5% of these loans consist of loans that (i) remain classified because the borrower has been unable to meet its repayment obligations based on the restructured terms, or the period for which repayments under the restructured terms are received is still within the observation period set out by the HKMA, or has otherwise remained a significant credit risk, or (ii) initially became pass loans, but the borrower was subsequently unable to meet its repayment obligations based on the restructured terms which resulted in a downgrade to classified status.

Non-performing and Past Due Loans and Troubled Debt Restructurings

The following table sets forth our non-performing, past due and troubled debt restructurings, as defined in Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings", at the dates and for the years indicated:

	At December 31,			Gross interest revenue not recognized in	Included in interest revenue in	Gross interest revenue not recognized in	Included in interest revenue in
	1999	2000	2001	2000	2000	2001	2001
				(HK$ in millions)			
Non-performing loans or loans for which interest has been suspended	42,674	34,649	35,512	2,550	606	1,836	659
Accruing loans contractually past due 3 months or over as to principal or interest	7,031	2,488	1,786	N/A	N/A	N/A	N/A
Troubled debt restructurings (loans not included above)	2,264	2,803	499	21	159	3	31

Collateral

We collateralize our loans primarily with real property mortgages. In addition, to a lesser extent, we secure loans with general fixed and floating charges on assets and letters of credit, as well as obtain performance guarantees and pledges from borrowers and related entities.

In connection with the Restructuring and Merger, we have revised our collateral policies and practices to enhance the quality of our loan portfolio. Under our revised policies and practices, acceptable collateral should have the following characteristics:

- stable price;
- liquid resale market;
- market value that can be easily determined;
- clear and unencumbered title; and
- can be recovered through specific performance without significant legal or other obstacles.

Security interests in real property in Hong Kong are perfected by the registration of a deed of mortgage or legal charge with the Hong Kong Land Registry, and security interests in equity securities and certain property and undertakings of Hong Kong companies may need to be perfected by registration with the Hong Kong Companies Registry.

The Hong Kong Monetary Authority prescribes minimum collateral requirements with respect to home mortgage loans and limits loan amounts to 70% of the collateral value. Since October 2001, the Hong Kong Monetary Authority has relaxed the 70% loan-to-collateral value ratio in the refinancing of home mortgage loans where the outstanding loan amounts exceed 100% of the market value of the properties mortgaged. To this extent, we are exposed to fluctuations in this sector of the economy.

In Hong Kong, foreclosure on real property or current assets generally requires a written application to a court, which may result in delays. The sale of equity securities and other property pursuant to a security interest does not usually require court proceedings. We generally sell collateral through private sales, tenders or public auctions.

Our policy is to evaluate the value of the collateral of our loans on an annual basis for pass loans, and on a semiannual basis for special mention, substandard, doubtful and loss loans. We immediately revalue the collateral of a loan once the loan has been overdue for more than three months. In addition, we revalue collateral when we determine that an event has occurred that could affect the value of the collateral or when we otherwise determine that a revaluation is appropriate. We generally use an independent appraiser to determine the value of the collateral for all of our loans. Before accepting a guarantee, we evaluate the financial condition of the guarantor, as well as the performance of other loans guaranteed by the guarantor.

The table below sets forth the amount of our classified loans, the current market value of the collateral and the percentage of coverage by aggregate principal amount at December 31, 2001:

	At December 31, 2001				
	Amount	Specific provision	Current value of collateral[1]	% of coverage by collateral	% provisioning and collateral coverage
	(HK$ in millions, except for percentages)				
Substandard	9,520	1,068	4,796	50.4%	61.6%
Doubtful	14,396	4,195	8,339	57.9%	87.1%
Loss	13,170	5,309	8,047	61.1%	101.4%
Total	37,086	10,572[2]	21,182	57.1%	85.6%

(1) Based on the assessment of value at the time that the specific provision was taken.

(2) At December 31, 2001, total specific provisions were HK$10,576 million, covering all loans, including non-classified loans.

We occasionally encounter difficulties in realizing the full value of our collateral in respect of real property due to, among other things, delays in forced sale proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and unfavorable market conditions. Administrative or other delays generally do not result in significant decreases in the value of the assets collateralizing our loans.

For syndicated loans, we have consortium banking arrangements with other banks and the risk of each borrower is limited to the amount of our participation. The agent of a syndicate will arrange for an independent valuation of the collateral to be provided to each of the participants when necessary.

Suspension of Interest

We follow the Hong Kong Monetary Authority's guidelines governing interest recognition. These guidelines are described in the section headed "Supervision and Regulation — Principal Obligations of Licensed Banks — Interest Recognition for Problem Loans".

Securities Investments

Our securities investments consist of listed and unlisted debt securities issued primarily by banks and other financial institutions, central governments and central banks, public sector entities and listed and unlisted debt and equity securities of corporations. We account for these securities on our balance sheet as held-to-maturity securities, investment securities or other investments in securities. Held-to-maturity securities are debt investments which we intend to hold to maturity and which are carried at amortized cost less any provision for impairment in value. Investment securities are debt and equity securities that we intend to hold for long term investment purposes and that are carried at cost less any provision for impairment in value. Other investments in securities consist of traded securities and non-held-to-maturity securities and are carried at fair value. Any unrealized holding gain or loss is recognized in the period when it arises. See note 2 to the Accountants' Report set out in Appendix I.

The following table sets forth, at the dates indicated, the carrying value of the components of our securities investments:

	At December 31,		
	1999	2000	2001
	(HK$ in millions)		
Debt Securities			
Hong Kong government	21,075	11,951	18,741
U.S. treasury and U.S. government agencies	2,620	24	—
Other governments	7,556	9,846	5,135
Corporate	14,613	14,082	48,811
Banks and other financial institutions	48,568	85,843	72,765
Sub-total	94,432	121,746	145,452
Equity Securities			
Listed in Hong Kong	34	41	32
Listed outside Hong Kong	1	7	1
Unlisted	407	383	101
Sub-total	442	431	134
Total	94,874	122,177	145,586

The following table sets forth, at December 31, 2001, the maturity and weighted average yield of our held-to-maturity securities:

	At December 31, 2001									
	Within one year		Over one but within five years		Over five but within ten years		Over ten years		Total	
	Carrying value	Weighted average yield %	Carrying value	Weighted average yield %	Carrying value	Weighted average yield %	Carrying value	Weighted average yield %	Carrying value	Weighted average yield %
	(HK$ in millions, except for percentages)									
Hong Kong government	12,219	2.01%	694	5.35%	—	—%	—	—%	12,913	2.19%
Other governments	1,920	5.17	1,497	5.35	8	3.23	64	6.10	3,489	5.15
Corporate	6,246	2.96	12,864	3.43	3,954	2.93	—	—	23,064	3.22
Banks and other financial institutions	18,462	3.69	14,289	2.98	833	7.59	—	—	33,584	3.48
Total	38,847	3.12%	29,344	3.35%	4,795	3.74%	64	6.10%	73,050	3.25%

Since 1999, we have been increasing the size of our interest-earning securities portfolio by reallocating excess cash balances to investments in debt instruments issued by corporations, banks and other financial institutions in order to realize the higher yields on these instruments while maintaining a pool of high quality liquid assets. Yields on these instruments are based on prevailing market rates. The average yield on our interest-earning securities portfolio was 6.19% in 1999, 6.43% in 2000 and 4.76% in 2001.

Loans to Banks and Other Financial Institutions

We have significant deposits with banks and other financial institutions in the form of:

- balances with banks and other financial institutions;
- money at call and short notice (maturing within one month);
- placements (maturing between one and twelve months); and
- advances generally maturing over twelve months.

We are a net lender of inter-bank funds. The following table sets forth, at the dates indicated, the amount of our loans to banks and other financial institutions by loan type:

	At December 31,		
	1999	2000	2001
		(HK$ in millions)	
Cash and short term funds[1]			
Balances with banks and other financial institutions	89,345	82,173	56,658
Money at call and short notice (maturing within one month)	143,188	155,900	117,446
Placements with banks and other financial institutions (maturing between one and 12 months)	74,134	108,414	80,773
Advances to banks and other financial institutions (maturing over twelve months)	148	98	4
Trade bills[2]	486	539	382
Total loans to banks	307,301	347,124	255,263
Total loans to banks (net)[3]	210,220	217,358	199,968

(1) U.S. treasury bills and Hong Kong exchange fund bills are included in our consolidated financial statements under cash and short-term funds. See note 16 to the Accountants' Report set out in Appendix I.

(2) Our trade bills are letter of credit obligations of third parties that we purchase from a customer at a discount.

(3) Net of deposits and balances of banks and other financial institutions.

The decrease in loans to banks at December 31, 2001 primarily reflected a decrease of HK$69,898 million in deposits and placements by BOC with us, which we deposit at banks and other financial institutions, our reallocation of funds to securities investments and an overall decline in deposits from customers and banks.

Interest on our loans to banks is based on prevailing market rates. The average yield on these loans was 5.48% in 1999, 6.17% in 2000 and 4.16% in 2001.

LIABILITIES AND SOURCES OF FUNDS

Our funding operations are designed to ensure both a stable source of funds and effective liquidity management. We continuously adjust our funding operations to minimize funding costs and, to the extent necessary, match currencies and maturities with those of our loan portfolio. In addition, the Hong Kong Monetary Authority imposes a number of liquidity reserve requirements. See the section headed "Supervision and Regulation — Principal Obligations of Licensed Banks — Liquidity Requirements".

We fund our customer loan and securities investment operations principally through customer deposits and short term deposits of banks and other financial institutions, which are primarily short term in nature. Our customer deposits consist of retail savings, time and current deposit accounts, as well as specialized fixed, foreign currency and other deposit products.

A significant majority of our deposits mature in three months or less. We believe that our deposit base is stable. The following table sets forth the maturity profile of certain of our assets and liabilities at December 31, 2001:

	At December 31, 2001						
	Repayable[1] on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated[2]	Total
	(HK$ in millions)						
Assets							
Treasury bills	—	12,721	6,190	—	—	—	18,911
Placements with banks and other financial institutions	—	53,700	27,073	—	—	—	80,773
Certificates of deposits held	—	4,768	6,768	7,789	149	—	19,474
Loans to customers	29,161	19,787	22,809	111,542	103,796	35,943	323,038
Loans to banks and other financial institutions	—	—	—	4	—	—	4
Debt securities[3] included in:							
Held-to-maturity securities	2	8,641	12,853	24,675	4,859	—	51,030
Other investments in securities	—	27,021	5,885	22,130	1,043	—	56,079
Liabilities							
Deposits and balances of banks and other financial institutions	5,154	48,477	1,664	—	—	—	55,295
Current, fixed, savings and other deposits of customers	205,835	367,024	32,473	1,096	—	—	606,428
Certificates of deposit issued	—	—	5,000	—	—	—	5,000

(1) Includes loans and debt securities which have been overdue for less than one month.

(2) Includes assets and installment payments that are overdue for more than one month or the repayment of which is otherwise in doubt.

(3) Consists of debt securities of central governments and banks, public sector entities, banks and other financial institutions and corporate entities.

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

The following table sets forth the maturity profile of our certificates of deposit and fixed deposits of US$100,000 or more, or the equivalent in other currencies, at December 31, 2001:

	At December 31, 2001	
	Certificates of deposit of US$100,000 or more[1]	Fixed deposits of US$100,000 or more[1]
	(HK$ in millions)	
3 months or less	—	297,328
More than 3 months but less than or equal to 6 months	—	18,879
More than 6 months but less than or equal to 12 months	5,000	5,824
Over 12 months	—	133
Total	5,000	322,164

(1) Includes the equivalent in other currencies.

We determine interest rates on our deposits based on market conditions and the type of deposit product. The following table sets forth, for the years indicated, our average deposit balances and the average rates paid on these deposits:

	Year ended December 31,					
	1999		2000		2001	
	Average amount	Average interest rate paid (%)	Average amount	Average interest rate paid (%)	Average amount	Average interest rate paid (%)
	(HK$ in millions, except for percentages)					
Customer Deposits:						
Savings accounts	137,929	3.8%	142,926	4.5%	161,496	2.2%
Fixed deposits	425,734	5.4%	441,990	5.7%	430,336	3.7
Interest-bearing current accounts	564	6.0%	518	6.4%	233	0.4
Non-interest-bearing current accounts	14,599	—	16,635	—	16,163	—
Other customer accounts	10,267	8.0%	4,998	10.4%	6,531	6.0
Total	589,093		607,067		614,759	
Bank Deposits:						
Fixed deposits	117,524	5.4%	105,339	5.7%	87,980	3.3
Interest-bearing current accounts	3,657	2.7%	3,000	3.9%	2,481	1.7
Non-interest-bearing current accounts	875	—	974	—	710	—
Other accounts	80	5.0%	55	5.5%	—	—
Certificates of deposit	10,401	6.3%	9,244	6.5%	8,374	4.4
Total[1]	132,537		118,612		99,545	

(1) Includes deposits and balances of BOC and our fellow subsidiaries and associates of HK$86,529 million at December 31, 1999, HK$117,911 million at December 31, 2000 and HK$48,386 million at December 31, 2001.

The following table sets forth, for the years indicated, the average of the month-end balances of our deposits and balances of banks and other financial institutions and our current, fixed, savings and other deposits of customers for counterparties, customers or issuers located in Mainland China and elsewhere (excluding Hong Kong):

	Liabilities					
	Deposits and balances of banks and other financial institutions			Current, fixed, savings and other deposits of customers		
	Hong Kong currency	Other currencies[1]	Total	Hong Kong currency	Other currencies[1]	Total
	(average balance, HK$ in millions)					
1999						
Counterparties/customers/issuers located in:						
Mainland China	97,848	10,762	108,610[2]	1,292	814	2,106
Elsewhere	3,642	6,156	9,798	9,236	37,789	47,025
Total	101,490	16,918	118,408	10,528	38,603	49,131
2000						
Counterparties/customers/issuers located in:						
Mainland China	91,771	14,306	106,077[3]	3,947	3,540	7,487
Elsewhere	1,707	5,435	7,142	8,854	38,766	47,620
Total	93,478	19,741	113,219	12,801	42,306	55,107
2001						
Counterparties/customers/issuers located in:						
Mainland China	68,044	7,915	75,959[4]	3,185	4,472	7,657
Elsewhere	1,220	8,635	9,855	7,443	34,831	42,274
Total	69,264	16,550	85,814	10,628	39,303	49,931

(1) Translated into the equivalent Hong Kong dollar amounts based on the applicable exchange rates at the end of each month during the periods indicated.

(2) At December 31, 1999, we had HK$86,529 million in deposits and balances from BOC and our fellow subsidiaries and associates.

(3) At December 31, 2000, we had HK$117,911 million in deposits and balances from BOC and our fellow subsidiaries and associates.

(4) At December 31, 2001, we had HK$48,386 million in deposits and balances from BOC and our fellow subsidiaries and associates.

The following tables set forth, at the dates indicated, the weighted-average interest rates for deposits and balances of banks and other financial institutions by location of counterparty. Weighted-average interest rates are computed based on the contracted interest rates/yield rates of transactions outstanding, at the dates indicated, entered into by counterparties or issuers located in Mainland China and elsewhere in the world (excluding Hong Kong) and are weighted against the corresponding balances at the end of each year:

	Weighted-average interest rate of outstanding balances					
	At December 31,					
	1999		2000		2001	
	Hong Kong currency	Other currencies	Hong Kong currency	Other currencies	Hong Kong currency	Other currencies
	(in percentages)					
Counterparties located in:						
Mainland China	4.17%	5.60%	4.88%	5.25%	1.93%	2.25%
Elsewhere	6.12	4.76	6.04	5.14	1.95	1.80
Total	4.25%	5.00%	4.90%	5.22%	1.93%	2.00%

We have one of the broadest customer deposit bases in Hong Kong which amounted to HK$606,428 million of deposit balances, comprising of current, fixed, savings and other accounts, representing approximately 18.06% of the Hong Kong banking industry's customer deposits at December 31, 2001. Savings deposits bear interest at a floating rate. In addition, time deposits by companies have been an important source of our funding.

Historically, we have not distinguished between corporate and retail deposits. As a result, we have categorized virtually all of our customer deposits as retail deposits. Accordingly, at December 31, 2001, we had an aggregate of HK$712,904 million of liabilities, including HK$606,428 million in customer deposits, HK$55,295 million in deposits and balances of banks and other financial institutions and HK$25,510 million in Hong Kong currency notes in circulation.

In 2001, our average total interest-bearing liabilities decreased 1.6% to HK$705,446 million from HK$716,563 million in 2000. This decrease resulted largely from a 16.5% decrease in average deposits by banks and other financial institutions to HK$90,461 million in 2001 from HK$108,394 million in 2000. This, in turn, reflected a decrease in Hong Kong dollar deposits by BOC and our fellow subsidiaries and associates. In 2001, average customer deposits increased 1.4% to HK$598,596 million.

In 2000, our average total interest-bearing liabilities increased 0.7% to HK$716,563 million from HK$711,566 million in 1999. This increase reflected a 2.8% increase in average customer deposits to HK$590,432 million in 2000 from HK$574,494 million in 1999. This increase was partially offset by a 10.6% decrease in average deposits by banks and other financial institutions to HK$108,394 million in 2000 from HK$121,261 million in 1999. The moderate increase in average customer deposits reflected a general increase in deposits in the Hong Kong banking industry in that year. Customer deposits in authorized institutions in Hong Kong increased 9.6% in 2000 due to relatively higher market interest rates. The decrease in our average balance of bank deposits was the result of a decrease in Hong Kong dollar deposits with us by BOC and our fellow subsidiaries and associates.

Our bank deposits have historically included substantial deposits by BOC and our fellow subsidiaries and associates. At December 31, 2001, BOC and our fellow subsidiaries and associates had HK$48,386 million on deposit with us, constituting 80.3% of our total bank deposits, which include certificates of deposit. At December 31, 2000, BOC and our fellow subsidiaries and associates had HK$117,911 million on deposit with us, constituting 85.0% of our total bank deposits. At December 31, 1999, BOC and our fellow subsidiaries and associates had HK$86,529 million on deposit with us, constituting 81.1% of our total bank deposits. These deposits consist principally of Hong Kong dollar balances and are deposited with us at market rates. We do not rely on these deposits for liquidity purposes and believe that competitively priced funds are generally available in the inter-bank market.

Prior to the Restructuring and Merger, substantially all of BOC's treasury operations in Hong Kong were conducted through the Group. After the Restructuring and Merger, these treasury operations are primarily conducted through BOC Markets. Consequently, as of January 2002, BOC had withdrawn substantially all of its deposits with us. This has had no material effect on our liquidity position. See the section headed "Bank of China and its Relationship with Us — Capital".

At December 31, 1999, 2000 and 2001, our total short term borrowings outstanding was HK$97,739 million, HK$131,998 million and HK$60,295 million, respectively. The following table sets forth, for the years indicated, a breakdown of our short term borrowings:

	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions, except for percentages)		
Certificates of deposit (maturing within 1 year):			
Amount outstanding at year-end	660	4,000	5,000
Weighted-average interest rate at year-end	6.80%	6.64%	2.41%
Maximum amount outstanding at month-end	1,957	4,000	9,000
Average amount outstanding during the year	1,350	4,036	8,374
Weighted-average interest rate during the year	5.80%	6.55%	4.41%
Deposits and balances of banks and other financial institutions (maturing within 1 year):			
Amount outstanding at year-end	97,079	127,998	55,295
Weighted-average interest rate at year-end	3.73%	4.62%	1.95%
Maximum amount outstanding at month-end	158,100	142,335	82,705
Average amount outstanding during the year	119,836	108,368	89,994
Weighted-average interest rate during the year	5.16%	5.34%	3.22%

Intersegment Funding

We fund our loan and investment operations internally through our intersegment pool of excess funds contributed by each business segment. For a discussion of our intersegment funding, see the section headed "Financial Information — Results of Operations — Summary Segmental Operating Results".

SHAREHOLDERS' FUNDS

For a discussion of the movements of our shareholders' funds, see the section headed "Financial Information — Financial Position — Shareholders' Funds".

BANK OF CHINA AND ITS RELATIONSHIP WITH US

General

BOC is the PRC's pre-eminent foreign exchange bank and one of the largest state-owned commercial banks in the PRC. Established in 1912, BOC provides a full range of commercial banking and other financial services through approximately 13,000 domestic branches and subsidiaries and approximately 560 overseas branches and subsidiaries throughout the world. Under BOC's audited financial statements, which were prepared in accordance with Accounting Standards for Business Enterprises and other related financial and accounting regulations stipulated by the Ministry of Finance and the PBOC, at December 31, 2001, BOC had consolidated total assets of approximately RMB3,361,619 million (HK$3,167,156 million) and consolidated total owner's equity of approximately RMB218,420 million (HK$205,785 million). For the year ended December 31, 2001, BOC's consolidated after tax profit was approximately RMB7,908 million (HK$7,451 million).

BOC has restructured its commercial banking operations in Hong Kong in order to improve the profitability of these operations and increase their value for all shareholders. See the section headed "The Restructuring and Merger".

After the Global Offering, we intend to continue cooperating with BOC on an arm's length basis. In particular, we expect to coordinate and cooperate with BOC on both strategic and operational levels where such coordination and cooperation is in our best commercial interests. The coordination and cooperation could include, among other things, leveraging BOC's customer relationships and distribution network in Mainland China to provide more comprehensive services to our customers as well as further expand our business opportunities.

We provide services to, obtain services from, and enter into transactions with, BOC. All of these relationships and transactions are intended to be conducted on an arm's length basis and either on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and established and conducted within the relevant regulatory requirements. See the section headed "— Connected Transactions".

While we intend to continue coordinating and cooperating with BOC on both strategic and operational levels, we believe that we are financially independent from BOC and operate as a separate legal entity.

Shareholding

BOC will indirectly control, immediately following the completion of the Global Offering, over 70% of our issued Shares (assuming the Over-allotment Option is not exercised). See the corporate structure chart in the section headed "The Restructuring and Merger". Our immediate controlling shareholder is BOC (BVI). BOC (BVI) is incorporated under the laws of the British Virgin Islands and is wholly owned by BOCHKG, a company incorporated under the laws of Hong Kong. BOCHKG is wholly owned by BOC.

As our ultimate controlling shareholder, BOC will be able to elect all of the members of the Board of Directors, may be able to exercise significant influence over our business and will be able to control matters requiring shareholders' approval. See the section headed "Risk Factors — Risks Relating to Our Business — We will be controlled by BOC, whose interests may not always coincide with the interests of our other shareholders." Under Hong Kong law and the Listing Rules, each Director owes fiduciary duties to us, including the duty to act honestly and in good faith in our best interests, notwithstanding that such Director may be nominated by our controlling shareholder, BOC, whose interests may not always coincide with those of our other shareholders.

Capital

In a letter dated January 18, 2002 to the Hong Kong Monetary Authority in connection with BOCHK's banking license, BOC stated that its policy is to provide BOCHK with support and assistance as may be required to ensure that BOCHK maintains capital and liquidity levels sufficient to meet its obligations in conformity with standards of prudence generally accepted for its field of business. We have no agreement with BOC regarding any future contribution of capital by BOC to us, including the maintenance of any minimum capital adequacy ratio, or with respect to any future issuance of equity shares or debt securities by us to BOC.

Overlapping and Complementary Business

We and BOC each provide a broad range of financial products and services. In Hong Kong, BOC's subsidiaries (other than the Group) carry on non-commercial banking businesses such as insurance, securities brokerage and investment banking. In addition, BOC maintains a branch which is licensed by the Hong Kong Monetary Authority as a bank in Hong Kong. BOC uses this branch primarily to conduct treasury transactions under the name "BOC Markets". Such transactions are both for BOC's internal asset and liability and liquidity management purposes and for BOC's institutional customers. These transactions involve foreign exchange, money market instruments, fixed income, bullion and derivatives for hedging purposes only.

BOC's Hong Kong branch (also known as BOC Markets) is licensed to conduct a full range of commercial banking activities in Hong Kong and therefore could compete with us. However, BOC has advised the Hong Kong Monetary Authority that it does not intend to engage in commercial banking businesses that may result in direct competition with us, including deposit taking from, or lending to, retail and corporate customers, although some of BOC Markets' operations may involve deposit taking from, or lending to, financial institutions through capital markets instruments, such as purchase of certificates of deposit and placement of inter-bank deposits.

We participate actively in the syndicated loan market in Hong Kong as arranger, underwriter, manager or lender. See the section headed "Business — Our Principal Business Activities — Corporate Banking — Corporate Loan Products — Syndicated Loans" for further information. BOCI Capital, an indirect wholly owned subsidiary of BOC and whose senior management is independent of ours, also participates in the same market. BOCI Capital's operating income for the year ended December 31, 2001 was HK$175 million. We believe we have built a broad customer base in this market through our commercial banking operations while BOCI Capital focuses on corporate customers through its investment banking business. As syndicated loans often involve a number of parties acting in the same and in different capacities, our involvement may sometimes be complementary to BOCI Capital's business. To the extent that we and BOCI have the same customers, we may compete with BOCI Capital for the role of arranger or manager. In the ordinary course of our business, we have entered, and in the future will continue to enter into, these transactions on normal commercial terms and on arm's length basis with other syndicate members or counterparties which may include BOCI Capital. See the section headed "— Connected Transactions — Capital Markets Transactions" for further information.

As part of the range of investment services offered by us, we offer securities trading services to our customers. We take orders from our customers while trade execution and clearing functions are outsourced to third party brokers. BOCI Securities, an indirect wholly owned subsidiary of BOC and whose senior management is independent of ours, offers a full range of securities brokerage services and we utilize BOCI Securities, among others, in executing the trades of our customers. BOCI Securities' total turnover for the year ended December 31, 2001 was HK$508 million. We believe we have built a leading retail securities brokerage in Hong Kong in terms of transaction volume by leveraging our broad customer base and extensive network. We compete with BOCI Securities with respect to taking retail trade orders.

We currently have 14 branches in Mainland China which are treated as foreign bank branches in Mainland China under the relevant regulations of the PRC and have a restricted scope of business. Most of these branches are currently only allowed to conduct foreign currency businesses to meet the needs of foreign individuals and foreign funded enterprises in Mainland China. Three of these branches have obtained permission to conduct limited Renminbi business. Most of our branches in Mainland China have applied to the PBOC to increase their operating capital to enable us to offer foreign currency products and services to domestic customers in Mainland China.

We believe that a significant portion of our customers are active in Mainland China and our branches in Mainland China meet the cross-border banking needs of our Hong Kong and Mainland China customers. We expect to benefit from BOC's strong relationship with corporate and retail customers in Mainland China. However, we may compete with BOC as we pursue business opportunities in Mainland China.

We believe that our relationship with BOC after the Global Offering will continue to be complementary in respect of key business areas, such as insurance product selling, credit card businesses and, to some extent, capital market and syndicated loan transactions. Pursuant to the Services and Relationship Agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with us on an arm's length basis, on normal commercial terms and at rates no less favorable than those offered to independent third parties. See the section headed "— Connected Transactions — Services and Relationship Agreement".

To the extent that we compete with BOC or its Associates, we believe that our interests are adequately protected by adhering to good corporate governance practices and the involvement of the independent non-executive Directors.

INCIDENTS ATTRACTING ADVERSE PUBLICITY TO BOC

New York Branch Incident

In January 2002, the OCC and the PBOC announced separate actions against BOC New York branch and BOC for alleged misconduct by prior management at the BOC New York branch during the period from 1991 through 1999. The alleged misconduct included showing preferential treatment to certain customers of BOC New York branch who had personal relationships with some members of BOC New York branch's prior management, including the general manager of BOC New York branch from 1988 to 1993 who subsequently became the president of BOC from 1993 to March 2000, with respect to granting loans and letters of credit, and facilitating loan fraud and other suspicious and potentially fraudulent activities conducted by these customers, which included the Chou Group.

BOC New York branch paid a fine of US$10 million to the OCC, BOC paid a fine of the equivalent of US$10 million to the PBOC and BOC's branches in the United States consented to an order by the OCC requiring various changes in their operations. These included adopting procedures to guard against fraud, to provide for adequate inquiry and analysis of customer information, and to cease doing business with the 34 named individuals and companies in the Chou Group.

The OCC has completed its investigation of BOC New York branch and is considering taking action against a number of individuals involved in the matters covered by its investigation, including certain former senior officers of BOC New York branch. These individuals could make allegations or take other actions adverse to BOC and us although we do not believe there is any basis for such allegations or actions.

The OCC and PBOC noted the cooperation by BOC's current management with their investigations and the action plans of BOC to correct the prior management's misconduct and prevent future misconduct. In particular, BOC has taken numerous remedial steps, including replacing members of the former senior management of BOC New York branch, establishing and filling new positions dealing with risk management and compliance and hiring an external auditor with substantial review functions. BOC's branches in the United States have already begun implementing the remedial measures required in the OCC consent order. Both the OCC and PBOC recognized BOC's willingness to rectify past problems and the substantial progress it has made. The two regulatory agencies have stated their belief that BOC's reorganization of its branches will better ensure compliance with applicable law and safe and sound banking practices.

BOC has brought actions against members of the Chou Group for nonpayment of borrowings totaling US$34 million from BOC New York branch and for fraud in the federal court in New York and with ancillary attachment proceedings in courts in the Cayman Islands, London and Switzerland in connection with the incidents that are the subject of the OCC consent order. In January 2002, certain members of the Chou Group filed third party claims against BOC, BOCHK and other branches and affiliates of BOC, alleging that such parties engaged in illegal activities in connection with such incidents. The judge presiding over this case has held that BOC has established a likelihood of success on the merits of its claims for damages against the Chou Group. Based on discussions with its counsel, BOC believes the third party claims are without merit. Based on discussions with our counsel in the litigation, we believe that the counter-claim by the Chou Group against us is without merit and will not result in any material adverse effect on our business, financial condition or results of operations. See the section headed "Business — Legal and Regulatory Proceedings — Incidents in which BOCHK was or was Alleged to be Involved — New York Branch Incident."

Kaiping Incident

From 1993 through 2001, three successive managers of the Kaiping sub- branch of BOC allegedly conspired to embezzle or misappropriate approximately US$500 million in funds from BOC. The suspected misconduct took various forms, including foreign exchange trading activity in violation of regulations, off-balance sheet loans, and the diversion of bank funds to third parties. BOC discovered these activities in the course of integrating its information technology infrastructure, which was part of BOC's efforts to improve its internal controls. After BOC began its investigation into these matters in October 2001, all three managers fled Mainland China. Their activities are under investigation by enforcement authorities in Mainland China and Hong Kong. BOC is continuing to centralize its information technology systems and improve its risk management controls with a view towards preventing similar occurrences in the future. We believe that the incidents at Kaiping will not result in any material adverse effect on our business, financial condition or results of operations.

NAO Audit

The National Audit Office of the PRC ("**NAO**"), as part of its initial periodic audit of state-owned banks in the PRC, recently completed an examination covering the period from 1992 through 2000 with respect to the head office and seven provincial branches of BOC in Mainland China. The NAO identified 22 possible incidents of fraud or misconduct with respect to transactions totaling RMB2.7 billion. The actual losses incurred by BOC from such incidents were not material to its financial condition and results of operations. BOC has investigated and has dealt with or is dealing with these matters, most of which had been discovered and dealt with by BOC prior to the NAO audit. Officers or employees involved in these incidents were disciplined or dismissed. In addition, some of the individuals involved in these incidents have been referred to enforcement authorities for investigation and possible legal action. We believe that these incidents noted by the NAO will not result in any material adverse effect on our business, financial condition or results of operations.

General

Incidents involving embezzlement, misappropriation and bribery by BOC officers and employees, as well as parties outside BOC, have also occurred at certain other BOC branches.

The occurrence of these incidents was primarily attributable to past deficiencies in the managerial and systems infrastructure of BOC as well as changes in the banking environment in Mainland China. Kaiping and certain other such incidents came to light as the new management of BOC adopted and implemented corporate governance, operational risk management and comprehensive information technology infrastructure over the last two years. These organizational and infrastructural improvements are designed to minimize the risk of recurrence of other similar incidents.

It is possible that in connection with investigations and legal actions relating to the above-mentioned incidents, other problems associated with past deficiencies in managerial and systems infrastructure may come to light. Such investigations, legal actions and other incidents may result in adverse publicity for BOC and its affiliates, including us. See the section headed "Risk Factors — Operational Risks at BOC — Recently reported incidents of misconduct by BOC's officers and customers, and any reports of similar incidents of misconduct in the future, may adversely affect our business prospects as well as our share price, financial condition and results of operations."

CONNECTED TRANSACTIONS

Restructuring and Merger

The Merger Agreement

On May 31, 2001, the Transferring Banks and BOCHK, then known as Po Sang, entered into the Merger Agreement. See the section headed "The Restructuring and Merger — The Merger Transaction". The Merger Agreement was amended by the Supplemental Merger Agreement. Under the Merger Agreement (as supplemented), BOC and some of its subsidiaries and the other Transferring Banks, on the one hand, and we and BOCHK, on the other hand, have given various further undertakings, including the following:

- each of the Transferring Banks agrees to indemnify BOCHK against all losses, liabilities and costs which BOCHK may incur for any breach of the representations and warranties given by it under the Merger Agreement, provided: (i) proceedings in respect of such breach are commenced within three years of October 1, 2001 and are for an aggregate amount of the greater of HK$10 million or 2% of the adjusted net asset value of the assets and liabilities transferred by such Transferring Bank, (ii) the maximum claim under each indemnity given is the higher of HK$1 billion and the aggregate par value of the shares issued by BOCHK in relation to the transfer of such Transferring Bank's assets and liabilities and (iii) in the case of BOC, insofar as the warranties relate to Chiyu, Nanyang or BOC-CC, the higher of HK$1 billion and the aggregate par value of the shares issued by BOCHK in relation to the transfer of the shares of each of Chiyu, Nanyang or BOC-CC;

- each of the Transferring Banks agrees to use all reasonable endeavors to take all necessary actions to effect and complete the transfers contemplated by the Merger Agreement (as supplemented);
- each of the Transferring Banks and BOC (BVI) undertakes that it will not, without our prior written consent, transfer or create any third party rights over the economic consequence of ownership of any of the Shares until the expiry of six months following the date on which the Shares commence trading on the Stock Exchange; and
- each of the Transferring Banks is responsible for all Liabilities incurred by it at any time in connection with certain Property and Liabilities of such Transferring Bank agreed between BOCHK and such Transferring Bank on or before October 1, 2001 to be excluded from the transfers contemplated by the Merger Agreement (as supplemented) ("**Excluded Property and Liabilities**"). Each of the Transferring Banks shall indemnify BOCHK against each loss, liability and cost which BOCHK may incur as a result of any third party claim relating to the Excluded Property and Liabilities.

The Supplemental Merger Agreement has also made provisions regarding the following matters:

(a) *Non-Transferred Property or Liability*

The Transferring Banks have undertaken with BOCHK to take all necessary steps, including the execution of a declaration of trust, to transfer free from any third party rights or claims of any nature whatsoever (i) any assets and liabilities of the Transferring Banks which are intended to be transferred to BOCHK in due course or (ii) any share in Nanyang, Chiyu or BOC-CC which has not been fully and effectively transferred to and vested in BOCHK on October 1, 2001 ("**Non-Transferred Property or Liability**"). In addition, the Transferring Banks have undertaken to indemnify BOCHK against all losses, liabilities and costs as a result of any Non-Transferred Property or Liability in relation to itself not being fully and effectively transferred to and vested in BOCHK free from any third party rights or claims.

(b) *Intellectual Property Licence*

In addition to the Trademark Licence Agreement described below, each of the Transferring Banks grants to BOCHK a non-exclusive and royalty-free right to use in any part of the world, any intellectual property which has not been transferred to BOCHK pursuant to the Merger Agreement, the Merger Ordinance or the Supplemental Merger Agreement which BOCHK considers desirable for the purpose of operating the businesses of the branches transferred.

(c) *PRC Merger*

As BOC and the PRC organized banks have entered into an agreement to transfer to BOC all of the remaining assets and liabilities of the PRC organized banks which have not been transferred to BOCHK (the "**PRC Merger**"), BOC has undertaken that if the PRC Merger takes place, BOC shall automatically assume all obligations and liabilities of the PRC organized banks under the Merger Agreement (as supplemented) and shall indemnify BOCHK and us against all losses, liabilities and costs arising from BOC's failure to perform such obligations and liabilities.

Deeds of Trust and Indemnity

On September 30, 2001, the Transferring Banks each entered into a deed of trust and indemnity (each a "**Deed of Trust and Indemnity**") with BOCHK. Under each Deed of Trust and Indemnity, the relevant Transferring Bank declared itself a trustee for BOCHK in respect of property comprising the rights, interests and benefits of such Transferring Bank under certain agreements. These agreements include, among others, loan agreements, debt restructuring agreements, agency agreements, guarantees, shareholders' undertakings, share mortgages, accounts charges, ship and aircraft mortgages, insurance assignments, assignments of earnings, swap provider agreements, ISDA master agreements and ISDA interest rate and currency exchange agreements, which are not governed by Hong Kong law and the transfer of which may not have been completed or effected on October 1, 2001 by the Merger Ordinance or the Merger Agreement (as supplemented).

Under each Deed of Trust and Indemnity, BOCHK agrees to indemnify the relevant Transferring Bank against all costs, claims, losses, expenses and liabilities incurred by such Transferring Bank in relation to the performance of its obligations under the relevant agreement or which otherwise relate to any of the property under the trust or performance of the Deed of Trust and Indemnity, except as a result of the gross negligence or wilful misconduct of such Transferring Bank.

Trademark Licence Agreement

BOC is the owner of a number of registered and unregistered trademarks which we will need to use in conducting our businesses. Under a trademark licence agreement dated September 30, 2001, between us, BOCHK and BOC (the "**Trademark Licence Agreement**"), BOC granted to BOCHK and us a royalty-free, non-exclusive and non-transferable (except as provided therein) licence to use its registered and unregistered trademarks, including the use of the names "Bank of China", "Bank of China Group", "BOC" and its logos, in conducting our businesses anywhere in the world, including the right to grant a sub-licence to any associated company. The licence is for an unlimited term until termination by any party if the other party: (i) commits a material breach which remains unremedied within thirty days after written notice is given or (ii) ceases to do business, becomes insolvent or bankrupt or is subject to liquidation or dissolution proceedings. We and BOCHK have given certain further customary undertakings to BOC regarding the use of the licensed marks and other matters.

Deed of Copyright Assignment

Under a deed of copyright assignment dated September 30, 2001, between BOC and BOCHK (the "**Deed of Copyright Assignment**"), BOC transferred and assigned to BOCHK on October 1, 2001, for a nominal consideration, all its existing and future copyright and all other rights, interests and title in and to the drawings, plans, designs, diagrams, specifications, printing plates and other connected materials related to the design, production and printing of the various bank notes of BOC currently in circulation and/or planned to be circulated in Hong Kong. BOC has further agreed to take all necessary steps reasonably within its power so as to vest such rights in BOCHK.

Derivatives Agreement

Under an agreement dated July 4, 2002 and effective from October 1, 2001 (the "**Derivatives Agreement**"), BOC Hong Kong branch and BOCHK agreed to declare certain derivatives transactions Excluded Property and Liabilities for the purposes of the Restructuring and Merger. Under the Derivatives Agreement, the economic benefits and liabilities in respect of these derivatives transactions are passed through to BOCHK, while all legal interest in them is retained by BOC following the Restructuring and Merger. BOC has undertaken to assist in the transfer of these derivatives transactions to BOCHK and not to amend or terminate such transactions in the period following October 1, 2001, and prior to their transfer.

Pre-merger Disposals

In connection with the Restructuring and Merger, the Hong Kong branches of the Transferring Banks as well as BOCHK and some of their subsidiaries (the "**Sellers**") transferred:

- their shareholdings in an aggregate of 25 companies and subsidiaries (the "**Disposed Subsidiaries**") which are not primarily engaged in commercial banking business;
- where relevant, any outstanding debts between the Disposed Subsidiary and the relevant Seller; and
- any interests in other companies held by the Disposed Subsidiary, in particular interests in joint ventures in the PRC,

to Gold Fortune, whose ultimate parent company is BOC, for approximately HK$352 million under various sale and purchase agreements and assignments all dated September 28, 2001. On September 28, 2001, Hua Chiao also assigned the debts of a Disposed Subsidiary to Honour Plus Enterprises Limited, a wholly owned subsidiary of BOC Investment, for approximately HK$1.1 million.

Under these sale and purchase agreements, the Sellers have given representations and warranties to Gold Fortune. As a result of the Restructuring and Merger, BOCHK has assumed, in relation to the Transferring Banks, any outstanding liabilities they had for breach of these representations and warranties. Claims under these warranties are not limited, except for the statutory limit on the time within which a claim may be made.

In connection with the Restructuring and Merger, BOCHK, Nanyang, Chiyu, certain of the Transferring Banks and certain of their subsidiaries disposed of their interests in the share capital of, and in certain cases the shareholder's loan to, certain companies, including BOC Insurance, to BOC Investment in September 2001. The total consideration received from BOC Investment in relation to these disposals, including that of BOC Insurance and other companies, was approximately HK$249 million. In September 2001, certain subsidiaries of BOCHK, Nanyang, Chiyu and the Transferring Banks also disposed of their interests in BOCI Securities to a subsidiary of BOCI for a total consideration of approximately HK$252 million. BOCHK, Nanyang, Chiyu and Hua Chiao also disposed of their interest in Xiamen United Development (Group) Company Limited to a subsidiary of BOC in September 2001 for a nominal consideration.

Acquisition of Sin Chiao and Perento Limited

On July 6, 2002, BOCHK, BOC Investment and Kawell Investments Limited ("**Kawell**"), a wholly owned subsidiary of BOC Investment, entered into a sale and purchase agreement, pursuant to which BOCHK acquired the whole of the issued share capital of Sin Chiao and Perento Limited ("**Perento**") and the shareholder loans from Kawell to Sin Chiao and Perento, for a total consideration of HK$1 billion. The consideration, which was based on the estimated net book value of Sin Chiao and Perento at June 30, 2002, is subject to post-completion adjustments based on the net book value of Sin Chiao and Perento to be determined based on an independent valuation of the properties of Sin Chiao and Perento and an audit of Sin Chiao's and Perento's accounts as of June 30, 2002. On completion, BOCHK paid HK$470 million as part payment of the consideration and the balance subject to such post-completion adjustments. We do not expect any adjustment to the purchase price to have a material effect on our financial position. Kawell used part of the consideration received to settle a debt owing from BOC Investment to BOCHK. The primary business of Sin Chiao and Perento is the holding of properties, many of which are used by us. BOCHK purchased Sin Chiao and Perento in order to assist in discharging the inter-company debts of BOC Investment and in the elimination of certain connected transactions relating to our leasing a number of premises from both Sin Chiao and Perento.

Classified Loans

Sale and Purchase Agreement

On June 26, 2002, BOCHK and BOC Cayman entered into the 2002 Sale Agreement. See the section headed "Financial Information — Overview — Recent Developments" for further details.

Deed in Relation to the 1999 Portfolio and the 2002 Portfolio

On June 25, 2002, BOCHK, the Transferring Banks, Nanyang and Zhong Gang entered into a deed in relation to the 1999 Portfolio and the 2002 Portfolio (the "**Loan Deed**"), pursuant to which Nanyang, certain of the Transferring Banks and BOCHK confirm and declare that to the extent they hold the legal title to the 1999 Portfolio, they are holding such legal title on trust for Zhong Gang and agree with Zhong Gang and BOCHK that where the 1999 Portfolio and the loans retained by those Transferring Banks shared any loan security, they will now rank equally in relation to that loan security. Each of the Transferring Banks also declares that to the extent it holds any interest in the 2002 Portfolio, it holds such interest on trust for BOCHK, and in the event that BOCHK transfers its beneficial interest in the 2002 Portfolio to BOC Cayman, they authorize BOCHK and BOC Cayman to appoint BOCHK or such other person as may be agreed between BOCHK and BOC Cayman as loan servicer. BOCHK confirms to the other parties to the Loan Deed that it provides servicing and administration for Zhong Gang in relation to the 1999 Portfolio (excluding the part that was transferred by Nanyang) and agrees to pay to the Transferring Banks on demand all costs and expenses reasonably and properly incurred by them as a result of their acting as trustee pursuant to the Loan Deed and in relation to the 1999 Portfolio.

Loan Servicing Agreements

On July 6, 2002, BOCHK entered into a loan servicing agreement with BOC Cayman. In consideration of a servicing fee based on the cost of provision of the services plus a margin to be paid by BOC Cayman on a quarterly basis, BOCHK agreed to provide servicing, collection, account opening and reporting services in respect of the 2002 Portfolio for BOC Cayman.

The 1999 Portfolio was originally serviced under the terms of the relevant loan sale and purchase agreements entered into between Zhong Gang and certain of the Transferring Banks and Nanyang in 1999. These arrangements have been superseded by (a) a loan servicing agreement dated July 6, 2002 between Nanyang and Zhong Gang, pursuant to which Nanyang has agreed to provide servicing, collection, account opening and reporting services in respect of those loans and their related loan security in the 1999 Portfolio which were originally sold by Nanyang to Zhong Gang and (b) a loan servicing agreement dated July 6, 2002 between BOCHK and Zhong Gang, pursuant to which BOCHK has agreed to provide servicing, collection, account opening and reporting services in respect of the remaining loans and their related security in the 1999 Portfolio for Zhong Gang, in each case for a servicing fee based on the cost of provision of the services plus a margin.

Inter-bank Transactions

Inter-bank Lending

In the ordinary and usual course of our inter-bank business, we accept inter-bank deposits from BOC and its Associates on normal commercial terms with reference to prevailing market rates. Approximately HK$86,529 million, HK$117,911 million and HK$48,386 million of inter-bank deposits were placed with us by BOC and its Associates at December 31, 1999, 2000 and 2001, respectively. The interest expense attributable to these deposits in 1999, 2000 and 2001 was approximately HK$5,497 million, HK$4,925 million and HK$2,620 million, respectively.

In the ordinary and usual course of our inter-bank business, we also place inter-bank deposits with and make inter-bank loans to BOC and its Associates, including placing short term funds and longer term loans and purchasing certificates of deposit and securities of banks and financial institutions on normal commercial terms with reference to prevailing market rates. Approximately HK$141,244 million, HK$146,205 million and HK$82,788 million of inter-bank deposits and loans were placed by us to BOC and its Associates at December 31, 1999, 2000 and 2001, respectively. The interest income attributable to these deposits and loans in 1999, 2000 and 2001 was approximately HK$7,985 million, HK$8,153 million and HK$3,984 million, respectively.

Derivatives Transactions

We enter into derivatives transactions with BOC and its Associates in the ordinary and usual course of our businesses, including interest rate and currency interest rate swaps, currency and bond options, and will in future include equity derivatives transactions. All of these transactions are entered into on an arm's length basis and on normal commercial terms with reference to prevailing market rates. The volume of such derivatives transactions between us and BOC and its Associates in 1999, 2000 and 2001 was approximately HK$748 million, HK$1,503 million and HK$508 million, respectively.

Foreign Exchange Transactions

We also enter into foreign exchange transactions with BOC and its Associates. These transactions are all executed on an arm's length basis and normal commercial terms with reference to prevailing market rates. The total volume of foreign exchange transactions, including spot, forward and outright transactions, and exercised currency options for the same periods was approximately HK$173,002 million, HK$261,084 million and HK$298,828 million, respectively.

BOCHK provides, through the Margin Dealing System (the "**MDS System**"), foreign exchange transaction services to BOC Macau branch and Tai Fung Bank, a subsidiary of BOC, as well as to an independent third party, on a principal to principal basis on normal commercial terms. Due to the wider spread on prices in the MDS System and depending on currency type, BOCHK currently offers a rebate of between HK$20 and HK$300 per US$0.1 million of transaction volume for transactions conducted through the MDS System. The rebates paid to BOC Macau branch and Tai Fung Bank are no more favourable than those paid to independent third parties. The aggregate amount of foreign exchange transactions through the MDS system with BOC Macau branch and Tai Fung Bank in 1999, 2000 and 2001 was approximately HK$17,757 million, HK$10,901 million and HK$14,223 million, respectively, while the aggregate rebate paid to them was approximately HK$4.8 million, HK$2.5 million and HK$2.9 million, respectively.

BOCHK also conducts inter-bank foreign currency exchange transactions with BOC on normal commercial terms. The total amount of such transactions with BOC in 1999, 2000 and 2001 was approximately HK$27,758 million, HK$32,881 million and HK$32,953 million, respectively.

Inter-bank Capital Markets Transactions

In the ordinary and usual course of our inter-bank business, we have entered, or will enter, into the following types of transactions with BOC and its Associates:

- buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) and equities from and to BOC and its Associates on issue and in the secondary market;
- buying and selling debt securities and equities on behalf of BOC's Associates; and
- acting as custodian for BOC and its Associates and BOC acting as custodian for us.

All such transactions will be entered into on normal commercial terms with reference to prevailing market rates, where applicable.

Bullion Trading

BOCHK enters into physically settled bullion transactions with BOC Macau branch and BOC Singapore branch so that they may enter into corresponding transactions with their respective customers. Due to the wider spread on prices BOCHK quotes in these transactions, BOCHK currently offers a rebate on normal commercial terms to these BOC branches in relation to these transactions. The rebate is based on a percentage of the profits arising from transactions with that branch, with BOC Macau branch and BOC Singapore branch receiving 65% and 50%, respectively. The total rebate paid to these two branches in 1999, 2000 and 2001 was less than HK$160,000 per annum.

BOCHK also enters into deferred settlement bullion transactions with BOC Macau branch and Tai Fung Bank and bullion spot transactions with normal settlement with BOC. These transactions are entered into on an arm's length basis and on normal commercial terms with reference to prevailing market rates.

The total volume of bullion transactions between BOCHK and BOC and Tai Fung Bank in 1999, 2000 and 2001 was approximately HK$508 million, HK$423 million and HK$360 million, respectively. With the PRC's accession to the WTO and potential regulatory changes in the PRC, we anticipate that in future BOCHK will also enter into bullion transactions with local banks in the PRC, including BOC's branches in the PRC. In such event, any transactions with BOC will be entered into on normal commercial terms with reference to market rates prevailing at such time.

Loans and Guarantees

Loans to BOC's Associates

In the ordinary and usual course of our business, we extend loans and credit facilities to Associates of BOC on normal commercial terms with reference to prevailing market rates, typically charging fees as well as interest on the amount drawn. Historically, we also advanced loans to certain companies which are Associates of BOC, other than on normal commercial terms. Save for the shareholder loans set out below, all of these loans have been repaid, cancelled or transferred to BOC Cayman under the 2002 Sale Agreement, as described in the section headed "Financial Information — Overview — Recent Developments".

At December 31, 1999, 2000 and 2001, we had loans with a total principal amount of approximately HK$6,477 million, HK$5,726 million and HK$5,552 million, respectively, outstanding to BOC and its Associates (excluding provisions). In 1999, 2000 and 2001, interest income from such loans was approximately HK$340 million, HK$425 million and HK$314 million, respectively.

Shareholder Loans

We have also extended shareholder loans to certain of our non-wholly owned subsidiaries and other companies in which we hold an equity interest ("**shareholder loans**"). The shareholder loans we have extended are either in proportion to, or approximately in proportion to, our equity interest in the relevant company. Certain of the companies to which we have made shareholder loans are also Associates of BOC. We have outstanding shareholder loans to (a) Eversound, in which we hold an equity interest of 99%, (b) Wealthy Full Enterprises Limited ("**Wealthy Full**"), in which we hold an equity interest of 35%, and (c) Yithan Company Limited ("**Yithan**"), in which we hold an equity interest of 10%. Wealthy Full and Yithan are Associates of BOC. At December 31, 1999, 2000 and 2001, the total principal amount of shareholder loans extended by us to Eversound, Wealthy Full and Yithan was approximately HK$324 million, HK$319 million and HK$313 million, respectively.

Deposits by BOC's Associates

In the ordinary and usual course of our business, we also accept deposits from BOC's Associates on normal commercial terms with reference to prevailing market rates. The total principal amount outstanding on such deposits from BOC's Associates at December 31, 1999, 2000 and 2001 was approximately HK$3,355 million, HK$3,806 million and HK$3,852 million, respectively. The total interest expense attributable to these deposits with us in 1999, 2000 and 2001 was approximately HK$177 million, HK$234 million and HK$166 million, respectively.

Guarantees

In the ordinary and usual course of our business, we have provided, and will continue to provide, guarantees for the obligations of Associates of BOC and certain of our non-wholly owned subsidiaries on normal commercial terms, typically involving a fee payable for such guarantee in favor of independent third parties. We also provided guarantees to BOC and third parties for the obligations of companies which are Associates of BOC on terms other than normal commercial terms. While the majority of such guarantees have now either been called in accordance with their terms, terminated or amended so that they are now on normal commercial terms, we are currently negotiating the termination of such guarantees of the obligations of one Associate of BOC. The total amount of outstanding obligations of this Associate of BOC guaranteed by BOCHK at December 31, 2001 was approximately HK$0.5 million. In addition, we provide guarantees to BOC for the obligations of our customers on normal commercial terms and in the ordinary and usual course of our business. At December 31, 2001, our outstanding obligations for Associates of BOC and certain of our non-wholly owned subsidiaries under letters of guarantee were approximately HK$297 million, of which approximately HK$125 million were obligations to BOC.

Trade Finance and Correspondent Banking Services

We provide to our customers certain trade finance and banking services, which include, among others, letters of credit, import loans, outward bills, collections and performance guarantees. These services may also be provided to Associates of BOC as our customers. All of these services, for which we receive fees from the customer (including BOC's Associates), are conducted on normal commercial terms in the ordinary and usual course of our business.

We intend to provide factoring services to our customers in relation to which we either receive from or make to other obligations to pay in certain circumstances. BOC may be either the provider or recipient of such payment obligations to and from BOCHK on normal commercial terms and in the ordinary and usual course of business.

BOCHK also enters into forfaiting transactions, to buy and sell interests in certain trade finance products, including with BOC. All such transactions with BOC are entered into on normal commercial terms and only in relation to bills of exchange secured under a letter of credit.

Certain banking services that we provide to our customers involve correspondent banks, including BOC, its branches in Mainland China and elsewhere. Such services include, among others, advising on and collecting letters of credit issued by BOC to our customers and remittances. BOC provides similar services to its customers including remittances and advising on and collecting letters of credit issued by BOCHK. We have operated fee-sharing programs for remittances and letters of credit, on normal commercial terms, with BOC New York branch, BOC Tokyo branch and BOC Osaka branch under which we share the fees paid by their or our respective customers. In 1999, 2000 and 2001, we received approximately HK$1.1 million, HK$11.2 million and HK$7.8 million, respectively, in shared fees from the BOC branches.

BOCHK also cooperates, on normal commercial terms, with BOC in relation to issuing letters of credit for Taiwan related business, for which BOCHK receives from BOC a fee based on a portion of the overall fees paid by BOC's customers for such facilities.

Capital Markets Transactions

In the ordinary and usual course of our business, we have entered, and in the future will continue to enter, into various capital markets transactions on normal commercial terms with BOC or its Associates, in particular BOCI Capital. These transactions include participation in syndicated loans, sub-participation of our loans, acquiring and disposing of interests in syndicated loans, subscription and/or issuance of debt securities and tax efficiency financing in which BOC, its Associates or BOCI Capital are or may be an agent bank, reference and paying agent, lead arranger, lead manager, a member of the syndicate, the sub-participant, the buyer or seller of the interests in syndicated loans, a partner in a partnership established for tax efficiency reasons or tax efficiency advisor. We may, as arranger or lead manager, invite BOC, its Associates or BOCI Capital to participate in a syndicated loan or debt securities offering at arm's length and on normal commercial terms with reference to prevailing market rates.

Insurance

Provision of Insurance Cover by BOC Insurance

BOC Insurance, a subsidiary of BOC, and its subsidiaries, provide general and life insurance to us in the ordinary and usual course of their business on an arm's length basis, on normal commercial terms and at market rates. The insurance cover provided includes cash and cash transit insurance, group medical insurance, group life insurance, employee compensation insurance, public liability insurance and accidental damage to property insurance. The total premiums paid by our group amounted to approximately HK$52.9 million, HK$50.5 million and HK$50.9 million in 1999, 2000 and 2001, respectively.

Insurance Agency Agreements

We provide insurance agency services to BOC Insurance and BOC Life, a subsidiary of BOC Insurance, under their standard form agency agreements. These agreements were negotiated on an arm's length basis, are on normal commercial terms and are terminable by either party on 30 days advance written notice. Under these agreements, we act as the marketing agents for BOC Insurance and BOC Life and collect the premiums on insurance policies issued or renewed through our agency. We may not act in the same capacity for any other party without BOC Insurance's or BOC Life's prior written consent. We have agreed to indemnify BOC Insurance and BOC Life against all losses, claims, demands, expenses and other liabilities incurred by them as a result of any breach of these agency agreements. We receive commission payments from BOC Insurance or BOC Life in respect of policies issued or renewed as a result of our agency. We received approximately HK$182.3 million, HK$160.7 million and HK$133.8 million, respectively, in gross commissions from BOC Insurance and BOC Life in 1999, 2000 and 2001.

Securities Brokerage

BOCI Securities, a subsidiary of BOC, provides securities brokerage services to us from time to time in the ordinary and usual course of its business and on normal commercial terms under its standard form client agreement. This agreement contains customary terms and conditions, including the indemnification of BOCI Securities against all losses, costs, fees and expenses resulting from our failure to settle transactions executed on our behalf. We pay BOCI Securities a commission of 0.25% to 0.5% for its services. Prior to December 1, 2001, we had an arrangement with BOCI Securities under which we received rebates if certain volumes of business were conducted with BOCI Securities. Since that date, we receive rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities, regardless of the volumes of business we refer to them. In 1999, 2000 and 2001, we paid approximately HK$142 million, HK$190 million and HK$119 million, respectively, in commission payments, net of rebates, to BOCI Securities.

Credit Card Services

International Card

The International Card, the only foreign currency credit card offered by BOC, is issued by BOC under either the VISA or MasterCard brand for use within and outside Mainland China and settles in either U.S. dollars or Hong Kong dollars. BOC-CC is responsible for providing operational, administrative and technical support services to BOC in respect of the International Card, including:

- processing of card issuance and accounting data;
- provision of administrative and accounting information to BOC and its branches (at which cardholders are customers);
- production of monthly information on the income and expenses of the International Card;
- monitoring the status of debt collection;
- production of bi-annual profit and loss figures;

- provision of information on outstanding credit card balances for inclusion in monthly statements sent to cardholders;
- the issuance of demand notes and suspension notices on behalf of BOC; and
- co-operation and co-ordination with VISA and MasterCard on behalf of BOC,

while BOC is responsible for:

- advertising, marketing and promoting the International Card in Mainland China;
- card application and credit approval processing;
- general and customer enquiries;
- over-the-counter payment services; and
- collection and debt management.

BOC-CC retains 50% of the profits from income arising from the operations of the International Card, excluding annual fees and after deductions of losses arising from fraud, legal fees, interest expense, payment to international organizations and operational costs. If an account of a cardholder in default is terminated, any losses arising from such account, except those arising as a result of false information in the application, are shared between BOC-CC and the relevant BOC branch. BOC-CC bears any losses in excess of the credit limit, unless an extension of such credit limit has been requested by the relevant BOC branch, and all other losses are shared equally. Losses arising from false application information are borne solely by the relevant BOC branch. BOC-CC paid BOC approximately HK$1.3 million, HK$3.9 million and HK$8.4 million and retained approximately HK$2.5 million, HK$7.0 million and HK$12.0 million in income in 1999, 2000 and 2001, respectively, for services in relation to the International Card.

Renminbi Card

Since September 2000, BOC-CC has promoted the Renminbi Card to our customers, processed and approved applications from Hong Kong residents, performed account opening and data management procedures and made payment demands and performed debt collection in respect of amounts overdue from Hong Kong residents. In return, BOC-CC receives two-thirds of the annual fees of any cards issued as a result of its agency as well as 50% of any card replacement charges, interest on amounts outstanding and commissions net of administration charges levied on each transaction. Any loss incurred in relation to a Renminbi Card issued as a result of our agency is borne equally between BOC-CC and BOC. In 2000 and 2001, BOC-CC received approximately HK$0.2 million and HK$0.7 million, respectively, from BOC for its services in relation to Renminbi Card.

BOC-CC Business in Macau

BOC Macau branch and Tai Fung Bank promote BOC-CC's Hong Kong dollar and Macau pataca settled credit cards, bearing their respective name and logo, to their customers in Macau, process and approve applications received and collect payments for these cards. In return, BOC Macau branch now receives 70% of the profits arising from cards issued on or after July 1, 1995, bearing its name, although prior to June 1, 2002, BOC Macau branch received 100% of the profits arising from these cards. Tai Fung Bank receives a commission payment from BOC-CC based on applications received from Tai Fung Bank and the use of cards bearing its name. In addition to their card issuing services, BOC Macau branch and Tai Fung Bank provide services for BOC-CC's merchant acquiring business in Macau. In return, they receive commissions ranging from 0% to 0.25%, depending on the commission charged to merchants by BOC-CC. In 1999, 2000 and 2001, BOC-CC paid BOC Macau branch and Tai Fung Bank approximately HK$4.4 million, HK$4.1 million and HK$7.7 million, respectively, for their card issuing and merchant acquiring business services.

BOC-CC Business in Mainland China

BOC-CC has agreements with agent banks in Mainland China, including BOC, to enter into agreements in connection with BOC-CC's merchant acquiring business in Mainland China. These agent banks, including BOC, retain a portion of the commission charged to merchants for credit card transactions, between 0% and 1.5% of the transaction amount, depending on the merchant. BOC-CC receives a net commission(excluding the fees paid to the credit card issuer) of between 0.3% and 1.5%, depending on the merchant. BOC-CC and BOC have entered into similar agreements in the ordinary course of their businesses that are on terms no more favorable to BOC than those between BOC-CC and the other agent banks in Mainland China. In 1999, 2000 and 2001, the volume of merchant transactions handled by BOC was approximately HK$3,509 million, HK$4,116 million and HK$4,587 million, respectively.

BOC has separately agreed to promote BOC-CC's acquiring business to merchants in Mainland China, including direct marketing to potential merchants and promotion to BOC's existing corporate customers. For these services, BOC receives a commission of 0.2% of the merchant transaction amount, receiving approximately HK$4 million in 2001.

BOC-CC has also entered into agreements with BOC relating to over-the-counter cash withdrawals in Mainland China on terms that are no more favorable to BOC than those between BOC-CC and the other agent banks in Mainland China. The cardholder is charged a transaction handling fee of 3% of the amount withdrawn for the provision of the over-the-counter cash withdrawal service by the agent bank. Under the terms of these agreements, BOC-CC receives a portion of this handling fee, generally 1.5% of the amount withdrawn, from the agent banks, including BOC. The remainder of the transaction handling fee is retained by the agent bank. In 1999, 2000 and 2001, BOC paid BOC-CC approximately HK$9.4 million, HK$6.0 million and HK$7.2 million, respectively, in transaction handling fees for cash advances.

Credit Card Support Services to BOC Singapore Branch

Pursuant to a service level agreement with BOC Singapore branch effective from January 1, 2002 and certain operating guidelines agreed between BOC Singapore branch and BOC-CC from time to time, BOC-CC has agreed to provide business support services, such as business and product development, information technology services, customer support services and training services to BOC Singapore branch in relation to its credit card business. BOC-CC have agreed to indemnify BOC Singapore branch against any losses arising from a breach by BOC-CC or its staff of the service level agreement or the operating guidelines agreed between BOC-CC and BOC Singapore branch. For the provision of these services BOC-CC will be paid on the basis of cost plus a margin of 5% and in the future may share in the profits and losses arising from cards issued by BOC Singapore branch.

Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside of Mainland China as BOC-CC and BOC may agree from time to time.

Credit Card Training Subsidy

Pursuant to an agreement dated July 6, 2002 between, among others, BOC-CC and BOC (the "**Credit Card Cooperation and Services Agreement**"), which governs the provision by BOC-CC of services in relation to the International Card, the Renminbi Card and the future provision of support services to BOC's overseas branches, as well as BOC's marketing of BOC-CC's merchant acquiring business in Mainland China, as described above, BOC-CC has agreed to pay BOC a training subsidy. The training subsidy of HK$2 million per annum, or such other amount as may be agreed between BOC-CC and BOC from time to time, is paid by BOC-CC for the provision of training by BOC to its provincial branches throughout Mainland China in connection with BOC-CC's business in Mainland China. This subsidy has been provided to BOC since January 1, 2001, and BOC received a training subsidy of HK$2 million from BOC-CC in 2001.

Other ATM Services

Under the terms of a number of arrangements between us and branches of BOC in Mainland China, our customers may use their ATM cards issued by us to make cash withdrawals of Renminbi from BOC's ATMs in Mainland China. The relevant customer pays a handling fee of HK$10 for each withdrawal, which is passed through to BOC. We have also entered into an arrangement with BOC Guangdong branch, under which our customers may use the ATM cards we issue to withdraw Hong Kong dollars from its ATMs. The customer pays an administration fee of HK$10 for each withdrawal, which is passed through to BOC Guangdong branch. We do not pay a service fee for these withdrawals.

Zhejiang Bank Joint Venture

BOC, Nanyang, the Bank of Communications and Zhejiang International Trust and Investment Corporation, pursuant to a joint venture agreement dated February 24, 1993, established Zhejiang Bank, a Sino-foreign joint venture bank in the PRC. Zhejiang Bank's scope of business includes, among other things, providing foreign exchange banking services and conducting other foreign exchange transactions. BOC and Nanyang have equity interests of 40% and 25%, respectively, in Zhejiang Bank.

The profits of Zhejiang Bank are distributed to its shareholders based on their equity interests in the joint venture bank. Each shareholder also has preemptive rights on the transfer and allotment of Zhejiang Bank's shares. In addition, each shareholder has agreed not to compete with Zhejiang Bank, to the extent practicable. If Zhejiang Bank's registered capital needs to be increased, the shareholders are required to make their pro rata contribution to such increase in capital. Nanyang does not currently anticipate a situation arising where such an additional capital contribution would be required. We believe the financial results of Zhejiang Bank will not have a material impact on our financial position.

Property, Property Management and Letting Agency

Office Leases and Licences

BOCHK leases to Associates of BOC on fixed term leases office premises on the 24th, 27th, 29th, 33rd, 34th, 35th and 43rd floors of the Bank of China Tower, as well as a shop on the 1st floor in the Hua Chiao Commercial Centre in Kowloon and part of the 3rd floor in the Luen Fung Building, Tai Po and has granted a licence in respect of part of the 7th floor at 102-108 Castle Peak Road, New Territories. All of these leases and the licence are on normal commercial terms and entered into on an arm's length basis. These leases and the licence are due to expire between August 15, 2002 and March 31, 2005 and have an aggregate area of approximately 91,000 square feet. They have an aggregate monthly rental and licence fees of approximately HK$2.2 million and management fees of approximately HK$0.5 million.

Wealthy Full, Central Ocean Investment Limited, Hua Cheong Enterprises Company Limited, Charleston Investment Company Limited, which are all Associates of BOC, and Cia. De

Investimento E Fomento Predial Nam Tung (Macau), S.A.R.L. (on behalf of BOC Macau branch) (each a "**Connected Lessor**") lease a branch or office premises to BOCHK. These leases, which are all on normal commercial terms and entered into on an arm's length basis, are due to expire between August 31, 2002 and June 30, 2005. The monthly rental payable to each of the Connected Lessors is HK$450,000, HK$68,000, HK$170,000, HK$16,000 and approximately HK$25,800, respectively.

In 1999, 2000 and 2001, BOCHK received aggregate annual rental and licence fees of approximately HK$18.9 million, HK$23.1 million and HK$25.1 million, respectively, from, and paid aggregate annual rental fees of approximately HK$17.2 million, HK$59.9 million and HK$60.5 million, respectively, to BOC and its Associates. Chesterton Petty Limited, an independent valuer, has confirmed that the rental and licence fees paid and payable by BOC and its Associates to us and the rentals paid and payable by us to BOC's Associates were and are at market rates and fair and reasonable to us.

Property Management and Letting Agency

Sun Chung, an indirect subsidiary of BOC Investment, provides management and letting services to us on normal commercial terms in respect of Bank of China Tower, Bank of China Building and Everrise Mansion, for which it receives:

- a monthly management fee, which is partially paid by our tenants with the remainder paid by us in respect of the office space we use;
- a commission payment based on the total rents for the buildings, which includes notional rents in respect of office space we use; and
- commission payments if Sun Chung either finds new tenants for the buildings or if existing tenants renew their leases.

In 1999, 2000 and 2001, Sun Chung's parent company, which formerly provided these services, received approximately HK$13 million, HK$13.3 million and HK$12.9 million, respectively, in management fees and commission payments for its services in relation to these three buildings.

Kiu Kwong Property Agency and Management Company Limited ("**Kiu Kwong**") provides building management services to BOCHK on normal commercial terms in respect of the Yien Yieh Building, the Po Sang Bank Building, the Kincheng Commercial Centre, Kiu Fai Mansion and Sin Hua Bank Building, for which Kiu Kwong received approximately HK$78,000 annually in 1999, 2000 and 2001.

BOCI-Prudential Trustee Limited

BOCI-Prudential Trustee Shareholders' Agreement

BOC Group Trustee, our non-wholly owned subsidiary, and a wholly owned subsidiary of Prudential, by a shareholders' agreement dated August 12, 1999, established BOCI-Prudential Trustee. BOCI-Prudential Trustee's scope of business is, amongst others, the provision of trust and fund administration in relation to provident, retirement and unit trust funds. BOC Group Trustee and Prudential hold equity interests of 64% and 36%, respectively, in BOCI-Prudential Trustee.

The shareholders' agreement contains customary provisions restricting the transfer of shares and, at the option of the board of BOCI-Prudential Trustee, requiring the shareholders to make further capital contributions, in the event of funding difficulties. In addition, BOC Group Trustee and Prudential, subject to certain exemptions, and their Associates have agreed not to compete with the business of BOCI-Prudential Trustee in Hong Kong as long as they remain shareholders of that company, and subject to certain exemptions, not to compete in Hong Kong in the area of trustee services and products and related activities in relation to unit trusts and in the area of institutional and private client portfolios until June 30, 2003.

BOC Group Trustee has delegated to BOCI-Prudential Trustee the provision of its services in relation to, among others, provident and retirement funds, including the ORSO schemes of the Group described below. An Associate of Prudential and BOCI-Prudential Trustee entered into an administration agreement dated September 28, 2000, pursuant to which BOCI-Prudential Trustee provides administration services on normal commercial terms in relation to, among others, provident and retirement funds established by that Associate, including the Prudential Hong Kong Staff Provident Fund, in return for a fee. In 2001, BOCI-Prudential Trustee received approximately HK$3.8 million in fees from Prudential's Associate for the provision of these services.

Selling of Funds Products

We promote and sell BOCI-Prudential Trustee's MPF products and, since November 2001, BOCI-Prudential Manager's guaranteed fund products to our clients as their intermediary on normal commercial terms. For our services in respect of MPF products, we receive commissions based on the number of new members joining the MPF schemes. In respect of the guaranteed fund products, we receive as a commission a portion of the service fees received by BOCI-Prudential Manager in respect of the units we sell. In 2001, we received approximately HK$29 million in commission payments in respect of the sale of MPF products.

Mandatory Provident Fund and Occupational Retirement Schemes

As required by Hong Kong law, we have established an MPF scheme for our employees. We participate in the BOC-Prudential Easy Choice Mandatory Provident Fund Scheme (the "**BOC-Prudential MPF Scheme**"), the trustee of which is BOCI-Prudential Trustee and the investment manager of which is BOCI-Prudential Manager. We participate in this scheme on the same terms as independent third parties and by entering into the standard form participation agreement of BOCI-Prudential Trustee and BOCI-Prudential Manager, we have participated in the scheme with effect from December 1, 2000.

Prior to joining our MPF scheme, certain members of the Group had established ORSO schemes for our employees, with some of them participating in the pooling arrangements of the BOC Group Sister Banks Provident and Retirement Fund or the BOC Group Affiliated Banks Staff Provident and Retirement Fund (the "**Pooling Funds**"), in respect of their ORSO schemes. BOCI-Prudential Trustee provides trustee services for the ORSO schemes and the Pooling Funds, while BOCI-Prudential Manager acts as the investment manager and the guarantor. BOCI-Prudential Manager also acts as investment manager for certain other investment funds of the Group.

Under all of the ORSO schemes, including the Pooling Funds, the other investment funds of the Group and the MPF scheme, the trustee and the investment manager charge their expenses to, and draw their fees from, the assets of the funds. In 1999, 2000 and 2001, the trustees of our ORSO schemes and MPF schemes have drawn approximately HK$8.8 million, HK$10.5 million and HK$12.1 million, respectively, from the assets of those funds, while the investment manager has drawn approximately HK$21 million, HK$25 million and HK$28 million, respectively, over the same periods. All of the arrangements for the investment funds, the ORSO schemes and the MPF scheme are on normal commercial terms and entered into on an arm's length basis.

Services and Relationship Agreement

On July 6, 2002, we entered into a services and relationship agreement with BOC, BOCHKG, BOC (BVI) and Hua Chiao for the mutual provision of services and to regulate the relationship between us (the "**Services and Relationship Agreement**"). Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with us on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to the areas of, amongst others, inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. We have agreed to, and agreed to procure that our subsidiaries, enter into all future arrangements on the same basis, save that the rates we offer to BOC and its Associates will be no more favorable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below.

Administrative Services

BOCHK will provide administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao. These services will be provided on the basis of cost plus a margin of 5%.

Audit Services

BOCHK will carry out audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, except for BOC's branches in Mainland China. The scope of the services will be set by BOC. These services will be provided on the basis of cost plus a margin of 5%.

Information Technology Services

We will provide information technology services to BOC's branches and Associates in Hong Kong, Macau, the Asia-Pacific region and Mainland China under either the Services and Relationship Agreement or an information technology services contract. These services will include, amongst others, technical consultancy, specific computer systems and software development, systems maintenance, operation, support, network installation, user training and support and control and supervision of system security and safety services. All of these services to BOC, its branches and Associates will be provided on the basis of cost plus a margin of 5%. Prior to July 2002, we charged BOC, its branches and Associates for our information technology services only at cost. In 1999, 2000 and 2001, we received an aggregate of HK$7.5 million, HK$6.8 million and HK$13.8 million, respectively, for providing these information technology services.

Training Services

We provide training services to BOC's employees, including training in the areas of risk management, business development, marketing, internal management and banking law and practice in Hong Kong. We will also arrange accommodation and meals for training course delegates from BOC. We provide these services on the basis of direct cost plus a margin of 5%. Prior to October 1, 2001, these services were provided at no cost to BOC. In 1999, 2000 and 2001, we have provided training to approximately 290, 280 and 400 delegates from BOC, respectively, which represented approximately 1.1%, 2.3% and 1.1%, respectively.

Secondments from BOC

We have, and will in future, continue to second management level and supervisory staff from BOC to our branches in Mainland China. We pay the salaries of the seconded staff directly to them and in some cases we also pay a management fee to BOC. At present, we have 11 staff seconded from BOC.

Services to BOC Markets

Under the terms of an agreement dated July 6, 2002 (the "**BOC Markets Services Agreement**") between BOCHK and BOC Hong Kong branch, BOCHK provides a number of services to BOC in relation to its BOC Markets operations based in Hong Kong, including information technology support services, human resources support services, financial, accounting and legal support services, provision of office premises, together with office support services. A small number of BOCHK's employees are also seconded to BOC Markets pursuant to the BOC Markets Services Agreement. The provision of office premises is charged at market rents while all other services are provided on the basis of cost plus a margin of 5%.

We have provided similar services to BOC since January 2000 for which we received from BOC (including reimbursement of direct expenses) approximately HK$20.3 million and HK$20.8 million in 2000 and 2001, respectively.

The Global Offering

Underwriting Agreements

We entered into the Hong Kong Underwriting Agreement on July 12, 2002, and we expect to enter into the International Purchase Agreement on or about July 20, 2002. See the section headed "Underwriting" for details of such underwriting arrangements including details of fees, commissions, undertakings and indemnities. BOCI, a wholly owned subsidiary of BOC, is one of the Joint Global Coordinators and BOCI Asia, a wholly owned subsidiary of BOCI, is one of the Joint Sponsors.

Indemnities

By a deed of indemnity dated July 12, 2002 (the "**Deed of Indemnity**"), conditional upon completion of the Global Offering, BOC and the Selling Shareholder have given joint and several indemnities in connection with, among other things, any liability for Hong Kong estate duty by reason of any transfer of property (within the meaning of Section 35 of the Estate Duty Ordinance) to any member of the Group made or deemed to have been made on or before the date of completion of the Global Offering and any taxation of the Group arising on or before the date of completion of the Global Offering, except for any taxation or taxation claim:

(a) to the extent that provision has been made in the audited consolidated financial statements of the Group or the audited financial statements of any member of the Group as at December 31, 2002 for such taxation or taxation claim; or

(b) for which any member of the Group is liable in respect of or in consequence of any event occurring or income, profits or gains earned, accrued or received or alleged or deemed to have been earned, accrued or received in the ordinary course of business since 31st December, 2001 and which is not interest or a penalty, surcharge or fine in connection with taxation in relation to an event which took place prior to 31st December 2001; or

(c) to the extent that such taxation or such taxation claim arises, is incurred or is increased as a result of any retrospective change in the law or an increase in rates of taxation coming into force after the date of completion of the Global Offering; or

(d) to the extent that such taxation or taxation claim would not have arisen, incurred or increased but for the consequence of any failure or omission by any member of the Group to claim any relief from taxation, make any election or comply with its obligations under the Deed of Indemnity; or

(e) to the extent that any taxation or taxation claim has been made good by insurers or otherwise made good without cost to any member of the Group.

In addition, BOC and the Selling Shareholder have agreed, pursuant to an indemnity agreement dated July 12, 2002 (the "**Indemnity Agreement**"), to indemnify us and the Directors on demand from and against any liabilities, losses, claims, costs and expenses arising from certain statements or representations made in this prospectus and the offering circular relating to the International Offering for which BOC and/or the Selling Shareholder are bearing responsibility, being or being alleged to be untrue, incorrect or misleading in any material respect.

Loans and Other Transactions with Directors and their Associates

In the ordinary and usual course of our business, we extend loan facilities to, accept deposits from and issue credit cards to the directors of the Group as well as providing other services available to our customers to them and their Associates. Unless otherwise disclosed below, all such loans, facilities and commercial banking services and products have been and will be offered on normal commercial terms and at market rates.

Loans and Credit Facilities

The directors of the Group who are our employees are entitled to participate in our staff housing loan scheme, which is applicable to our staff generally depending on their seniority and years of service, among other things, for the purchase of residential property. Loans, at preferential interest rates, of up to 80% of the value of the residential property (or 100 times the amount of the employee's monthly salary, if less) will be advanced to eligible staff and will be secured by a first charge over the relevant property. The directors of the Group currently pay interest of between 3% and 5% per annum on the loans advanced under the staff housing loan policy. There was approximately HK$98.6 million, HK$93.6 million and HK$63.5 million outstanding principal on loans advanced to the directors of the Group under the staff housing loan policy at December 31, 1999, 2000 and 2001, respectively.

In addition, we advance other loans, such as mortgages on our standard terms and overdraft facilities, in the ordinary and usual course of our business to the directors of the Group and their Associates. The aggregate outstanding principal amount of such loans to directors of the Group was approximately HK$21.9 million, HK$18.1 million and HK$8.1 million at December 31, 1999, 2000, 2001, respectively.

Deposits

In the ordinary and usual course of our business, we accept deposits from the directors of the Group and their Associates. Hong Kong dollar fixed deposits of over 1 month's duration and up to a maximum of HK$5 million in total from the directors of the Group who are our employees carry interest rates at normal deposit rates for the relevant periods plus 1% per annum. The preferential interest rate is applicable to all our staff. Our normal deposit rates apply to current, saving and other accounts opened by the directors of the Group and their Associates. At December 31, 1999, 2000 and 2001, we held total deposits from the directors of the Group, including fixed deposits at preferential rates, of approximately HK$204.6 million, HK$218.6 million and HK$276.4 million, respectively.

Credit Card Services

In the ordinary and usual course of its business, BOC-CC issued credit cards to the directors of the Group and their Associates. Except for certain benefits and preferences available to all our staff generally, including the waiving of credit card annual fees, which currently range between HK$110 and HK$2,500 per card per year, or in connection with staff and other promotion schemes from time to time, all transactions between BOC-CC and the directors of the Group and their Associates are conducted on normal commercial terms.

Waivers from the Stock Exchange

In respect of the transactions described in the section headed "— Restructuring and Merger" (except the Trademark Licence Agreement), and in the section headed "— Classified Loans" (except the loan servicing agreements), the joint venture agreement relating to Zhejiang Bank and the shareholders' agreement relating to BOCI-Prudential Trustee, except for indemnification provisions and certain further undertakings surviving completion of the relevant transactions, to the extent these agreements have been performed and completed prior to the listing of the Shares on the Stock Exchange, they will not be subject to any disclosure or shareholders' approval requirements relating to connected transactions under the Listing Rules.

As the intellectual property licence in the Supplemental Merger Agreement, the Trademark Licence Agreement, the ATM services provided by BOC's branches in Mainland China to our customers and the functions of the trustee and the investment managers of the MPF and ORSO schemes and other investment funds of the Group are all at no cost to us and are otherwise on normal commercial terms, such transactions will fall under an exemption under the Listing Rules and will therefore not be subject to any disclosure or shareholders' approval requirements. In respect of transactions involving the granting of loans to, accepting deposits from, issuing credit cards and providing other banking facilities to the directors of the Group and their Associates, to the extent that they are on our standard terms and conditions, these transactions will fall under an exemption under the Listing Rules and will therefore not be subject to any disclosure or shareholders' approval requirements. Furthermore, the granting of staff housing loans to, and the waiving of credit card annual fees of, our directors who are also employees, the leasing and licensing of property to and from BOC's Associates, the property letting and management services provided to us by Associates of BOC and the rebates on physical bullion transactions and MDS System transactions entered into will fall under an exemption under the Listing Rules and will therefore not be subject to any disclosure or shareholders' approval requirements. In addition, the granting of loans to, accepting deposits from and providing guarantees for the obligations of BOC and its Associates on normal commercial terms will fall under an exemption under the Listing Rules and will therefore not be subject to any disclosure or shareholders' approval requirements. The guarantees of the obligations of an Associate of BOC which are not on normal commercial terms will also fall under an exemption under the Listing Rules and will therefore not be subject to any further disclosure or shareholders' approval requirements.

Except as discussed above, the remaining on-going transactions will constitute connected transactions for us under the Listing Rules once the Shares are listed on the Stock Exchange and for so long as BOC (BVI) remains our substantial shareholder and BOC remains the ultimate parent of BOC (BVI) and where relevant persons who are directors or chief executives of members of the Group remain as such (and for 12 months after they cease to be directors of the Group). Under the Listing Rules, we are required, subject to certain exemptions thereunder, to disclose and to obtain prior approval of independent shareholders for each connected transaction. In the opinion of the Directors, including our independent non-executive Directors, save as disclosed above, the connected transactions described above are either (i) entered into in our ordinary and usual course of business and on normal commercial terms or (ii) on terms that are fair and reasonable so far as our shareholders are concerned. As we believe that full disclosure of and/or, where required under the Listing Rules, prior approval from independent shareholders of these connected transactions in full compliance with the Listing Rules would be impracticable and add additional administrative costs to us, we have applied to the Stock Exchange for, and the Stock Exchange has indicated that it will grant, a waiver from strict compliance with the requirements of the Listing Rules in respect of these connected transactions for a period of three financial years ending December 31, 2004, subject to the following conditions:

- Such transactions shall be:
  - entered into in the ordinary and usual course of our business;
  - conducted either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are fair and reasonable so far as our shareholders are concerned;
  - entered into either in accordance with the terms of the agreements governing such transactions or (where there are no such agreements) on terms no less favorable than those available to or from independent third parties, as applicable.
- If applicable, the annual aggregate value of each of the relevant categories of connected transactions shall not exceed the relevant annual caps (described below).
- Our independent non-executive directors, who are not involved in the management of the Company and not interested in the relevant transactions, shall review the transactions annually and confirm in our annual report and accounts covering that year that such transactions have been conducted in the manner set out above.
- Our auditors shall review the transactions annually and provide the Directors with a letter (a copy of which will be provided to the Listing Division of the Stock Exchange) stating whether:
  - the transactions received the approval of the Directors;
  - the transactions have been entered into at amounts in accordance with the relevant prices and/or pricing policies stated in the relevant agreements;
  - the transactions have been entered into in accordance with the terms of the relevant agreements governing such transactions or (where there are no such agreements) on terms no less favorable than those available to or from independent third parties, as applicable; and
  - if applicable, the value of the transactions have not exceeded the relevant annual caps (described below).
- Brief details of the transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in our annual report and accounts for that financial year together with a statement of the opinion of the independent non-executive Directors referred to above.

- For the purpose of the above review by our auditors, BOC has undertaken to us that it will provide our auditors with access to its accounting records, as well as (where possible) those of its subsidiaries and associated companies.
- *The aggregate value of certain transactions will not exceed the proposed annual caps set out below:*

Type of transaction	Proposed annual cap
Loan Servicing Agreements	HK$11 million per annum
Derivatives Transactions	No annual cap
Foreign Exchange Transactions	No annual cap
Inter-Bank Capital Markets Transactions	No annual cap
Bullion Trading (save in relation to physical bullion transaction rebates)	No annual cap
Forfaiting transactions	No annual cap
Correspondent Banking Fee-Sharing Programs	No annual cap
Capital Markets Transactions	No annual cap
Provision of Insurance Cover by BOC Insurance	2002 HK$67 million 2003 HK$82 million 2004 HK$97 million
Insurance Agency Commission Income	2002 HK$221 million 2003 HK$286 million 2004 HK$372 million
Securities Brokerage Commission Payments, Net of Rebates	2002 HK$266 million 2003 HK$320 million 2004 HK$384 million
International Card	2002 HK$19 million 2003 HK$32 million 2004 HK$55 million
Renminbi Card	2002 HK$3 million 2003 HK$6 million 2004 HK$9 million
BOC-CC Business in Macau	2002 HK$11 million 2003 HK$13 million 2004 HK$15 million
BOC-CC Business in Mainland China — Payments retained by and to BOC	2002 HK$83 million 2003 HK$99 million 2004 HK$119 million
Credit Card Support Services to BOC Overseas branches	2002 HK$17 million 2003 HK$40 million 2004 HK$52 million
Credit Card Training Subsidy	2002 HK$2 million 2003 HK$3 million 2004 HK$4 million

Type of transaction	Proposed annual cap
Funds Selling Commission Income	2002 HK$128 million 2003 HK$149 million 2004 HK$173 million
Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement)	HK$4 million per annum
Audit Services	2002 HK$15 million 2003 HK$20 million 2004 HK$25 million
Information Technology Services	2002 HK$67 million 2003 HK$117 million 2004 HK$167 million
Training Services	2002 HK$15 million 2003 HK$23 million 2004 HK$25 million
Secondments from BOC — Management Fee	2002 HK$1 million 2003 HK$1 million 2004 HK$2 million
Human Resources Support Services and Secondments to BOC Markets	2002 HK$11 million 2003 HK$14 million 2004 HK$18 million
Staff Preferential Rate Deposits of Directors	HK$50 million per director (including his or her Associates)

- In the event that any of the annual caps applicable to the specified type of connected transaction is exceeded or if we enter into any new agreement with any connected persons in the future, we will comply with the provisions of Chapter 14 of the Listing Rules dealing with connected transactions unless we apply for, and obtain, a separate waiver from the Stock Exchange.

- Based on the documents, information and historical figures provided by us relating to the connected transactions for which a waiver is sought and relying upon (a) the representations made by the Directors that such transactions are either (i) entered into in our ordinary and usual course of business and on normal commercial terms or (ii) on terms that are fair and reasonable so far as our shareholders as a whole are concerned and (b) confirmations from Chesterton Petty Limited that the rentals and licence fees payable under the various leases and licences set out under the section headed "— Property, Property Management and Letting Agency — Office Leases and Licences" are fair and reasonable, the Joint Sponsors are of the view that the terms of such connected transactions for which a waiver is sought are fair and reasonable so far as our shareholders as a whole are concerned. It should be noted that (a) the Joint Sponsors have assumed and relied very significantly, without independent verification, upon the accuracy and completeness of the documentation, information, historical figures, representations and confirmations provided to them and reviewed by them for the purposes hereof, (b) no independent valuations, appraisals or investigations of our assets and liabilities have been performed by the Joint Sponsors nor have they been furnished with any such appraisals and (c) the view of the Joint Sponsors referred to above represents their view as at the date of this prospectus and such view is necessarily based on, and assumes no change in, the economic, market and other conditions in effect on, and the information made available to them for the purposes hereof and as at, the date of this prospectus.

DIRECTORS AND SENIOR MANAGEMENT

Information concerning our Directors and senior management is set forth below:

Name	Age	Position
Mr. LIU Mingkang	55	Chairman of the Board of Directors and non-executive Director
Mr. SUN Changji	59	Vice Chairman of the Board of Directors and non-executive Director
Dr. LIU Jinbao	49	Vice Chairman of the Board of Directors and our chief executive
Mr. PING Yue	59	Non-executive Director
Mr. HUA Qingshan	49	Non-executive Director
Mr. LI Zaohang	47	Non-executive Director
Mr. HE Guangbei	47	Non-executive Director
Mr. ZHOU Zaiqun	49	Non-executive Director
Ms. ZHANG Yanling	50	Non-executive Director
Mr. CHIA Pei-Yuan	63	Independent non-executive Director
Dr. FUNG Victor Kwok King	56	Independent non-executive Director
Mr. SHAN Weijian	48	Independent non-executive Director
Mr. TUNG Chee Chen	59	Independent non-executive Director
Mr. ZHU Chi	47	Deputy chief executive responsible for the business planning and finance strategic business unit of the Group
Mr. DING Yansheng	48	Deputy chief executive responsible for the business support services strategic business unit of the Group
Mr. OR Man Ah	52	Deputy chief executive responsible for the corporate banking and treasury strategic business unit of the Group
Mr. LAM Yim Nam	50	Deputy chief executive responsible for the retail banking strategic business unit of the Group
Mr. LAW Man Wah	50	Chief financial officer
Mr. MAO Xiaowei	49	Chief risk officer
Mr. YEUNG Jason Chi Wai	47	Company secretary

These Directors and senior management members hold similar positions at BOCHK, including their positions in various committees, as described below. In addition, Mr. Anthony Neoh is the senior advisor to both the Board of Directors and the board of directors of BOCHK.

The Board of Directors provides guidance and strategic direction with respect to our operations and supervises our operations (other than those of Nanyang and Chiyu) through its committees, comprising the audit committee, the risk management committee and the remuneration committee.

Our day-to-day operations are directed by our senior management. Our senior management is comprised of our chief executive, our four deputy chief executives (separately responsible for the retail banking, corporate banking and treasury, business planning and finance and business support services strategic business units of the Group), our chief financial officer, our chief risk officer and our company secretary. Our chief executive, our deputy chief executives, our chief financial officer and our chief risk officer have significant experience in the banking industry in Hong Kong and/or Mainland China. Our senior management is remunerated by BOCHK and is incentivized to act in the best interests of the Group. All of the foregoing members of our senior management team, including our chief executive who is our only executive Director, are ordinarily resident in Hong Kong.

Rule 8.12 ("**Rule 8.12**") of the Listing Rules provides that a new applicant for a primary listing on the Stock Exchange must have a sufficient management presence in Hong Kong and that this will normally mean that at least two of its executive directors must be ordinarily resident in Hong Kong. While we have one executive Director, Dr. Liu Jinbao, who is ordinarily resident in Hong Kong, we have a sufficient number of senior management members who are ordinarily resident in Hong Kong and therefore believe that we have a sufficient management presence in Hong Kong. On the basis of the above, we have applied to the Stock Exchange and obtained a waiver from strict compliance with the requirements of Rule 8.12 on the conditions that (a) we have at least one executive Director who is ordinarily resident in Hong Kong and senior executives who are based in Hong Kong and (b) we nominate a Director in Mainland China (and we have nominated Mr. He Guangbei, a non-executive Director) to act at all times as the principal channel of communication with the Stock Exchange in the absence of Dr. Liu Jinbao or our company secretary (Mr. Yeung Jason Chi Wai) to ensure that there is an adequate channel of communications between the Stock Exchange and ourselves at all times.

Each of Nanyang and Chiyu continues to conduct its business as a separate legal entity with its own operational structure. BOCHK maintains its supervision over the management of Nanyang and Chiyu, in particular in the areas of finance, risk management, audit and classified loan management, through its representation on their boards of directors.

DIRECTORS

Mr. LIU Mingkang, aged 55, is the chairman of both the Board of Directors and the board of directors of BOCHK. Mr. Liu was appointed as a Director on September 17, 2001. Mr. Liu has been the chairman and president of BOC since February 2000. He is also a director of BOC (BVI) and BOCHKG. Mr. Liu is the chairman of the risk management committee of both the Board of Directors and the board of directors of BOCHK. Mr. Liu has over 20 years' experience in the banking industry. Mr. Liu is the chairman of the board of directors of BOCI and is a vice chairman of The Institute of International Finance, Inc., a global association of financial institutions. Mr. Liu was the chairman of the board of directors of China Everbright Group Limited from July 1999 to June 2000. Mr. Liu was a vice governor of the People's Bank of China and a vice chairman of its Monetary Policy Committee from April 1998 to July 1999. Mr. Liu served as a vice governor of the State Development Bank of China from January 1994 to April 1998. Mr. Liu held various positions with BOC between 1979 to 1993. He was a vice governor and secretary-general of the Fujian Provincial Government from 1993 to 1994. Mr. Liu obtained a master's degree in business administration and an honorary doctorate degree in science from City University of London in 1987 and 2000, respectively.

Mr. SUN Changji, aged 59, is a vice chairman of both the Board of Directors and the board of directors of BOCHK. Mr. Sun was appointed as a Director on September 17, 2001. Mr. Sun has been a vice chairman of the board of directors of BOC since November 2000 and an executive vice president of BOC since January 1999. Mr. Sun is also a director of BOC (BVI) and BOCHKG. Mr. Sun is the chairman of the remuneration committee of both the Board of Directors and the board of directors of BOCHK. Mr. Sun is a senior engineer. Mr. Sun was concurrently the president of the Orient Asset Management Corporation from September 1999 to August 2001. Mr. Sun was the first deputy director-general of the State Administration of Machinery Industry of the PRC from April 1998 to January 1999 and a vice minister of the Ministry of Machinery Industry of the PRC from April 1993 to April 1998. Mr. Sun was a deputy director-general of the production department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

Dr. LIU Jinbao, aged 49, is a vice chairman of the Board of Directors and our chief executive with overall responsibility for the business and operations of the Group. Dr. Liu was appointed as a Director on June 17, 2002. Dr. Liu is also a vice chairman of the board of directors and the chief executive of BOCHK and the chairman of the board of directors of Nanyang. Dr. Liu has been a director of BOC since March 1996 and a vice chairman of the board of directors of BOC since December 1998. Dr. Liu is a member of the risk management committee of both the Board of Directors and the board of directors of BOCHK. Dr. Liu has 26 years' experience in the banking industry. Dr. Liu started his career with BOC in August 1976. In 1994, Dr. Liu became the general manager of BOC Shanghai branch. Dr. Liu was appointed the senior deputy chief executive of Bank of China Hong Kong-Macau Regional Office in August 1997 and later chief executive in February 1999. Since August 1997, Dr. Liu has been the general manager of BOC Hong Kong branch. Dr. Liu is a non-executive director of, among other companies, BOCI, Hong Kong Exchanges and Clearing Limited, Hong Kong Interbank Clearing Limited, Hong Kong Note Printing Limited and Shanghai Commercial Bank Limited. Dr. Liu is a member of the Exchange Fund Advisory Committee, Land Fund Advisory Committee and Commission on Strategic Development under the Hong Kong government. Dr. Liu is the designated representative of BOCHK as the chairman of Hong Kong Association of Banks. Dr. Liu is also the chairman of Hong Kong Chinese Enterprises Association. Dr. Liu graduated with a bachelor's degree from the University of International Business and Economics in Beijing in 1976 and obtained a Ph.D degree from Shanghai Academy of Social Sciences in 1999.

Mr. PING Yue, aged 59, is a non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Ping was appointed as a Director on June 17, 2002. Mr. Ping is also a managing director of the board of directors of BOC, a position he has held since 1995. Mr. Ping is a member of the audit committee of both the Board of Directors and the board of directors of BOCHK. Mr. Ping is a senior economist and has over 17 years' experience in the banking industry. Mr. Ping graduated from Lanzhou University in 1966 with a bachelor's degree.

Mr. HUA Qingshan, aged 49, is a non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Hua was appointed as a Director on June 17, 2002. Mr. Hua is also an executive vice president of BOC. Mr. Hua is a member of the risk management committee of both the Board of Directors and the board of directors of BOCHK. Mr. Hua is also the chairman of the board of directors of BOC-CC. Mr. Hua was an executive assistant president of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 with a bachelor's degree and obtained a master's degree from Hunan University in 1996.

Mr. LI Zaohang, aged 47, is a non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Li was appointed as a Director on June 17, 2002. Mr. Li is also an executive vice president of BOC. Mr. Li is a member of the remuneration committee of both the Board of Directors and the board of directors of BOCHK. Mr. Li is also the chairman of the board of directors of BOC Investment. Mr. Li has over 20 years' experience in the banking industry. Mr. Li was the general manager and an executive vice president of the China Construction Bank from August 1990 to November 2000. Mr. Li graduated from the Nanjing Institute of Meteorology in 1978 with a bachelor's degree.

Mr. HE Guangbei, aged 47, is a non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. He was appointed as a Director on June 17, 2002. Mr. He is also an executive vice president of BOC. Mr. He is a member of the audit committee of both the Board of Directors and the board of directors of BOCHK. Mr. He is also the chairman of the board of directors of Chiyu and a director of BOCI. Mr. He has over 20 years' experience in the banking industry. Mr. He was an executive assistant president of BOC from November 1998 to November 2000. Mr. He was the general manager of the treasury department of BOC from January 1996 to November 1998. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas in 1985.

Mr. ZHOU Zaiqun, aged 49, is a non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Zhou was appointed as a Director on June 17, 2002. Mr. Zhou is also an executive vice president of BOC. Mr. Zhou is a member of the audit committee of both the Board of Directors and the board of directors of BOCHK. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou was the general manager of the Beijing branch of the Industrial and Commercial Bank of China ("**ICBC**") from December 1999 to November 2000. Mr. Zhou was the general manager of the planning and financial department of ICBC from January 1997 to December 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.

Ms. ZHANG Yanling, aged 50, is a non-executive director of both the Board of Directors and the board of directors of BOCHK. Ms. Zhang was appointed as a Director on June 17, 2002. Ms. Zhang is also an executive vice president of BOC. Ms. Zhang is a member of the risk management committee of both the Board of Directors and the board of directors of BOCHK. Ms. Zhang has over 20 years' experience in the banking industry. Ms. Zhang was the general manager of the Milan branch of BOC from March 2000 to October 2000. Ms. Zhang was the general manager of the banking department of BOC from April 1997 to March 2000. Ms. Zhang graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.

Mr. CHIA Pei-Yuan, aged 63, is an independent non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Chia was appointed as a Director on June 17, 2002. Mr. Chia is a member of the audit committee and the risk management committee of both the Board of Directors and the board of directors of BOCHK. Mr. Chia was a vice chairman and a director of Citicorp and Citibank until his retirement in 1996. Mr. Chia is a director of American International Group, Inc. and Baxter International Inc. and a trustee of the Asia Society and Mt. Sinai-NYU Medical Center. Mr. Chia served on the Wharton Graduate Executive Board of the University of Pennsylvania and is a senior fellow at the University of Pennsylvania's SEI Center for Advanced Studies in Management. Mr. Chia was also a director of CNH Global NV. Mr. Chia obtained a bachelor's degree in economics from Tunghai University in Taiwan in 1961 and a master's degree in business administration from the Wharton Graduate School of the University of Pennsylvania in 1965.

Dr. FUNG Victor Kwok King, aged 56, is an independent non-executive director of both the Board of Directors and the board of directors of BOCHK. Dr. Fung was appointed as a Director on June 17, 2002. Dr. Fung is a member of the audit committee and the remuneration committee of both the Board of Directors and the board of directors of BOCHK. Dr. Fung is the chairman of the Li & Fung group of companies, the Hong Kong Airport Authority and the Hong Kong University Council. He is a non-executive director of Anglogold Limited, Pacific Century CyberWorks Limited, Kerry Properties Limited, Orient Overseas (International) Limited, Sun Hung Kai Properties Limited, Hysan Development Company Limited, Dao Heng Bank Group Limited and DBS Kwong On Bank Limited. Dr. Fung obtained a bachelor's degree and a master's degree in electrical engineering from the Massachusetts Institute of Technology in 1966 and a doctorate degree in business economics from Harvard University in 1971.

Mr. SHAN Weijian, aged 48, is an independent non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Shan was appointed as a Director on June 17, 2002. Mr. Shan is the chairman of the audit committee and a member of the remuneration committee of both the Board of Directors and the board of directors of BOCHK. Mr. Shan is a managing director of Newbridge Capital. Mr. Shan is a director of a number of companies, including Korea First Bank, Baoshan Iron & Steel Co. Ltd. and TCC International Holdings Ltd. Mr. Shan was a managing director in the investment banking group of J.P. Morgan, a professor at the Wharton School of the University of Pennsylvania and an investment officer at the World Bank in Washington D.C. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a degree in English in 1979. Mr. Shan obtained a master's degree in business administration from the University of San Francisco in 1981, and received a master's of arts degree in economics and a Ph.D. degree in business administration from the University of California at Berkeley in 1984 and 1987, respectively.

Mr. TUNG Chee Chen, aged 59, is an independent non-executive director of both the Board of Directors and the board of directors of BOCHK. Mr. Tung was appointed as a Director on June 17, 2002. Mr. Tung is a member of the audit committee and the remuneration committee of both the Board of Directors and the board of directors of BOCHK. Mr. Tung is the chairman and the chief executive officer of Orient Overseas (International) Limited. He was the chairman of the Hong Kong Shipowners' Association from 1993 to 1995 and the chairman of the Hong Kong General Chamber of Commerce from 1999 to 2001. Mr. Tung is a non-executive director of a number of companies, including Sing Tao Holdings Limited, Zhejiang Expressway Company Limited and PetroChina Company Limited. He is an independent director of Chekiang First Bank Limited and a member of the Hong Kong Port and Maritime Board. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

SENIOR ADVISOR TO THE BOARD OF DIRECTORS

Mr. NEOH Anthony Francis, aged 55, is the senior advisor to both the Board of Directors and the board of directors of BOCHK, which is a non-executive position. Mr. Neoh has been the chief advisor to the China Securities Regulatory Commission since September 1998. Mr. Neoh was the chairman of the Hong Kong Securities and Futures Commission from 1995 to 1998 and of the Technical Committee of the International Organization of Securities Commissions from 1996 to 1998. From 1991 to 1994, Mr. Neoh was a member of the Hong Kong Stock Exchange Council and its Listing Committee. Mr. Neoh was appointed Queen's Counsel (now retitled Senior Counsel) in April 1990. Mr. Neoh was a visiting scholar at the Harvard Law School from 1990 to 1991 and for the Spring semester of the academic year 2001/2002, he was the Visiting Professor from Practice at the Harvard Law School.

OTHER SENIOR MANAGEMENT PERSONNEL

Mr. ZHU Chi, aged 47, is our deputy chief executive responsible for the business planning and finance strategic business unit of the Group. Mr. Zhu has approximately 20 years' experience in the banking industry, and was the general manager of the Macau branch of BOC from June 1998 to April 2001 and the deputy chief executive of Bank of China Hong Kong-Macau Regional Office from June 1998 to September 2001. Mr. Zhu was a director of BOC from March 1996 for six consecutive years. Mr. Zhu held various positions with BOC between 1982 and 1998. In October 1992, Mr. Zhu became a deputy general manager of the Comprehensive Planning Department of BOC and was subsequently promoted to the general manager of the Chief Executive Office of BOC in March 1995. Mr. Zhu graduated from the Renmin University of China with a bachelor's degree in economics.

Mr. DING Yansheng, aged 48, is our deputy chief executive responsible for the business support services strategic business unit of the Group and the general manager of the human resources department of BOCHK. Mr. Ding has seven years' experience in the banking industry. Mr. Ding was the general manager of the personnel division of Bank of China Hong Kong-Macau Regional Office between April 2001 and September 2001. From March 1996 to April 2001, Mr. Ding acted as the deputy general manager and the general manager of the human resources department of BOC. Mr. Ding was a director of BOCI from August 2000 to August 2001. Mr. Ding graduated from the Central University of Finance and Economics in Beijing with a bachelor's degree and later obtained a master's degree in business administration from the China Europe International Business School.

Mr. OR Man Ah, aged 52, is our deputy chief executive responsible for the corporate banking and treasury strategic business unit of the Group and the general manager of the corporate banking and financial institutions department of BOCHK. Mr. Or has over 30 years' experience in the banking industry. Since February 2001, Mr. Or has been the first deputy general manager of the Hong Kong branch of BOC. From February 1988 to January 2001, Mr. Or was the deputy general manager of the Hong Kong branch of BOC. Mr. Or is an associate of The Hong Kong Institute of Bankers and The Institute of Financial Services in the United Kingdom. Mr. Or completed a higher certificate course in business studies at Hong Kong Polytechnic and obtained a master's degree in business administration from The University of Warwick, United Kingdom.

Mr. LAM Yim Nam, aged 50, is our deputy chief executive responsible for the retail banking strategic business unit of the Group and the general manager of the retail banking department of BOCHK. Mr. Lam has over 20 years' experience in the banking industry. From August 1989 to August 1998, Mr. Lam was the deputy general manager of the Hong Kong branch of Kwangtung. Mr. Lam was the deputy general manager of the Hong Kong branch of BOC from November 1998 to December 1999, and the acting general manager of the Hong Kong branch of National Commercial from January 2000 to September 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.

Mr. LAW Man Wah, aged 50, is our chief financial officer. Mr. Law is also the chief financial officer and the general manager of the finance department of BOCHK. Mr. Law has over 19 years' experience in the banking industry. Mr. Law is a director of Nanyang and was a deputy general manager of Nanyang from March 1992 to September 2001. Mr. Law is an alternate director of Shanghai Commercial Bank Limited. Mr. Law was a director of Hong Kong Interbank Clearing Limited from September 1998 to August 2001. Mr. Law is a member of the Institute of Certified Management Accountants, Australia. Mr. Law graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration and obtained a master's degree in business administration from Brunel University, United Kingdom, a postgraduate diploma in banking and finance from the City Polytechnic of Hong Kong, a master of science degree in finance from the City University of Hong Kong, and a master of business (accounting) from Monash University, Australia.

Mr. MAO Xiaowei, aged 49, is our chief risk officer. Mr. Mao is also the chief risk officer of BOCHK. Mr. Mao has over 17 years' experience in the banking industry. Mr. Mao is a director of both Nanyang and Chiyu. Mr. Mao was the general manager of the business department of Bank of China Hong Kong-Macau Regional Office from March 1999 to September 2001. Mr. Mao was the chairman of the restructuring office of the BOC HK Group from January 2000 to September 2001. Mr. Mao has held a number of senior managerial positions within BOC since 1996. Mr. Mao was the general manager of the asset and liability management department of BOC from June 1998 to March 1999 and the development and planning department of BOC from January 1996 to June 1998. Mr. Mao graduated from Beijing College of Economics where he majored in economics. Mr. Mao obtained a master's degree in economics from the graduate school of the China Academy of Social Science.

Mr. YEUNG Jason Chi Wai, aged 47, is our company secretary. Mr. Yeung is also the company secretary of BOCHK. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining us on October 1, 2001, Mr. Yeung was the general counsel and a director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Legal Committee of the Hong Kong General Chamber of Commerce. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

BOARD PRACTICES

The Board of Directors consists of thirteen Directors, one of whom is an executive Director, eight of whom are non-executive Directors and four of whom are independent non-executive Directors. Our shareholders, including BOC (BVI), may by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the Board. In addition, the Directors have the power, under the Articles of Association, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board, but any Directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. The chairman of the Board of Directors is appointed by the Directors.

The Articles of Association provide that, at each annual general meeting, one-third (or the number nearest to but not exceeding one-third) of the Directors will retire from office by rotation, provided that no Director holding office as chairman, vice chairman or chief executive will be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. The Directors to retire in each year are those who have served longest in office since their last election, but as between persons who became Directors on the same day are to be determined by lot unless they otherwise agree among themselves. The retiring Directors are eligible for re-election.

The powers and responsibilities conferred by the Articles of Association on the Board of Directors include:

- convening general meetings of shareholders;
- exercising all our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets;
- recommending the amount of dividends to be declared by shareholders in general meetings; and
- appointing committees and delegating powers to these committees.

To enable the Board of Directors to discharge these responsibilities effectively, our senior management provides detailed reports on our performance to the Board of Directors on a quarterly basis.

The Board of Directors functions either as a full Board or through committees. The Board has established the audit, risk management and remuneration committees to focus on specific issues. These Board committees meet regularly.

AUDIT COMMITTEE

The audit committee consists of seven non-executive Directors, four of whom, including the chairman, are independent Directors. In addition to assisting the Board of Directors in fulfilling its oversight responsibilities, the functions of the audit committee include:

- reviewing significant accounting policies and supervising our financial reporting process;
- approving the roles and responsibilities and departmental structure of the internal audit department; and
- ensuring compliance with applicable statutory accounting reporting requirements.

The current members of our audit committee are Mr. Shan Weijian, the chairman of the committee, Mr. Chia Pei-Yuan, Mr. Tung Chee Chen, Dr. Victor Fung, Mr. Ping Yue, Mr. He Guangbei and Mr. Zhou Zaiqun.

RISK MANAGEMENT COMMITTEE

The risk management committee consists of thirteen members, comprising four non-executive Directors (one of whom is an independent Director), our chief executive, the head of the risk management department of BOC and our chief risk officer (all of whom are voting members) and our deputy chief executive in charge of our corporate banking and treasury strategic business unit and five senior risk management managers of BOC (all of whom are non-voting members). The risk management committee provides independent support to the Board of Directors in determining our risk management strategy, policies and procedures. See the section headed "Business — Risk Management — Our Risk Management Structure — Board of Directors and Board Committees" for a more detailed description of the roles and responsibilities of the risk management committee.

The current members of our risk management committee are Mr. Liu Mingkang, the chairman of the committee, Dr. Liu Jinbao, Mr. Chia Pei-Yuan, Mr. Hua Qingshan, Ms. Zhang Yanling, Mr. Chen Siqing, Mr. Zhu Xinqiang, Mr. Gao Yingxin, Mr. Zhang Weidong, Mr. Dong Jianyue, Ms. Zheng Xiaomin, Mr. Or Man Ah and Mr. Mao Xiaowei.

REMUNERATION COMMITTEE

The remuneration committee consists of five non-executive Directors, three of whom are independent Directors. The functions of this committee include reviewing human resource management policies, examining remuneration strategy, determining the compensation of senior executives and managers, setting annual as well as long term performance goals for key management positions and reviewing and monitoring the implementation of all executive compensation and benefits plans.

The current members of our remuneration committee are Mr. Sun Changji, the chairman of the committee, Dr. Victor Fung, Mr. Tung Chee Chen, Mr. Shan Weijian and Mr. Li Zaohang.

COMMITTEES UNDER OUR CHIEF EXECUTIVE

To assist our chief executive in the execution of his duties, we have established five committees that report directly to him: the management committee, the asset and liability management committee, the credit committee, the anti-money laundering committee and the information technology committee. Our chief executive chairs each of these committees which consist mostly of the heads of our strategic business units.

The management committee's primary functions are to develop and monitor our business strategies, identify long term business opportunities and ensure synergy among our strategic business units. The asset and liability management committee's primary functions include recommending targeted balance sheets, developing appropriate liquidity and interest rate management policies and monitoring our liquidity risk and interest rate gap. The credit committee has primary responsibility for reviewing material credit transactions. The anti-money laundering committee is responsible for managing our money laundering risk exposure and ensuring implementation of proper anti-money laundering control procedures. See the section headed "Business — Risk Management — Our Risk Management Structure — Chief Executive and Senior Management Committees". The information technology committee oversees our information technology development plans.

SENIOR MANAGEMENT COMPENSATION SYSTEM

Our compensation system links the financial interest of our senior management and senior management of BOCHK, including those of our executive Director, with our results of operations. Under this system, our senior management compensation has four components: basic salary, allowances, performance bonus and share options. The performance bonus component is linked to the attainment of business performance targets measured in terms of return on capital, return on equity, cost to income ratio, revenue growth rate and asset quality.

We and BOC also seek to link the performance of the Directors and the senior management of the Group to their compensation through the Share Option Scheme and the Pre-Listing Share Option Scheme. We believe this will align the economic interest of the Directors and the senior management of the Group with the interest of our shareholders and create an incentive to attract qualified personnel for our long term development.

In support of this objective, the Selling Shareholder has granted options under the Pre-Listing Share Option Scheme (as further described in the section headed "Pre-Listing Share Option Scheme" in Appendix VI) to nine Directors and approximately 60 senior management personnel of BOCHK, including the directors (except the independent non-executive directors), senior management and senior professional personnel and those of Nanyang, Chiyu and BOC-CC at the same levels. The Selling Shareholder has granted options, conditional on the granting by the Listing Committee of the listing of, and permission to deal in, the Shares in issue on the Stock Exchange, to purchase an aggregate of 31,132,600 Shares, which represents less than 0.3% of our issued share capital at the date of the Global Offering at the Offer Price. None of these options may be exercised within one year from the date on which dealings in the Shares commence on the Stock Exchange. These options have a vesting period of four years (25% of the number of Shares subject to such options will vest at the end of each year) from the date on which dealings in the Shares commence on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the Shares commence on the Stock Exchange.

After the Global Offering, additional options under the Share Option Scheme and the Sharesave Plan (as further described in the sections headed "Share Option Scheme" and

"Sharesave Plan," respectively, in Appendix VI) may be granted to senior management of BOCHK, Nanyang and Chiyu, which may or may not include all of these grantees, at such time and for such amounts as the Board of Directors considers appropriate from time to time. We intend that the post-Global Offering options under the Share Option Scheme will vest over a period of four years from the date of grant with a valid exercise period of ten years. The exercise price of the post-Global Offering options will be the higher of:

- the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and
- the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Our shareholders may determine from time to time by ordinary resolution the remuneration of the Directors for their services as Directors.

Except for Dr. Liu Jinbao, none of the Directors has entered into any service agreement with us or any of our subsidiaries which provides for benefits upon termination of employment. Details of Dr. Liu's service agreement are set out in the section headed "Disclosure of Interests — Particulars of Service Agreement" in Appendix VI.

The aggregate amount of compensation (including basic salary, cash allowances and bonus but excluding other benefits in kind such as contributions to pension schemes) that we paid to our Directors and senior officers listed under "— Directors and Senior Management" during 1999, 2000 and 2001 for services performed as our Directors or senior officers was HK$7,936,224, HK$10,786,442 and HK$18,074,848, respectively.

The aggregate remuneration paid and benefits in kind granted by the Group to the Directors for the year ended December 31, 1999, 2000 and 2001 was HK$3,579,104, HK$4,994,427 and HK$6,614,840, respectively. We expect that the aggregate remuneration to be paid and benefits in kind to be granted to the Directors for the year ending December 31, 2002 will be approximately HK$7,500,000.

STAFF

We had 15,401, 14,480 and 13,428 employees at December 31, 1999, 2000 and 2001, respectively. We have not experienced any strikes or other material labor disputes and we consider our relations with our employees to be good. Most of our employees do not belong to any labor union. Substantially all of our employees are located in Hong Kong. We have no current intention to retrench our staff.

The table below sets forth the number of our employees by operating subsidiary at December 31, 2001:

	Employees[1]	% of total
BOCHK		
Retail banking	6,246	46.5
Corporate banking and treasury	1,359	10.1
Business support services	2,084	15.5
Business planning and finance	276	2.1
Others[2]	630	4.7
Sub-total	10,595	78.9
Nanyang	1,713	12.8
Chiyu	589	4.4
BOC-CC	531	3.9
Total	13,428	100.0%

(1) Does not include the employees of the other subsidiaries of BOCHK and the subsidiaries of Nanyang, Chiyu and BOC-CC. The number of these employees is not significant.

(2) Includes the chief executive's office, the board secretariat, the risk management department, the legal and compliance department, the special assets management department and the audit department.

In connection with the Restructuring and Merger, we engaged an independent consulting firm to assist us in designing a new compensation structure that will reward our employees based on performance and attract and retain qualified and skilled employees. Under the new structure, we have simplified our compensation structure, changed the focus from seniority to performance and adopted market-oriented compensation practices. In particular, our staff compensation packages include a performance-based bonus depending on the scope of the employee's responsibility and the performance targets that have been achieved. In addition, bonuses for our senior management are linked to our results of operations.

We have adopted a performance measurement system under which our employees are evaluated annually. This performance measurement system applies to every level of our permanent employees. Under the system, each supervisor of an employee conducts an annual review of the employee's performance and competence based on a number of different criteria such as business volume, profitability, marketing results and asset quality. The result of the review will be the basis for promotions, pay rises, bonuses or remedial actions.

In addition to basic compensation, we also currently offer our employees home mortgage loans at preferential interest rates. Moreover, our employees are eligible to participate in our exempted retirement schemes, MPF and other employee benefit plans. Under the exempted retirement schemes, the employee contributes to the schemes 5% of his or her salary on a monthly basis, and we contribute to the schemes 5% to 15% of the employee's salary on a monthly basis, depending on his or her years of service. The MPF, to which both we and our employees contribute, is a retirement scheme required by Hong Kong law. Under the mandatory provident fund requirements, we and each employee are presently required to contribute to the fund 5% of the employee's salary on a monthly basis, subject to a maximum monthly contribution of HK$1,000 for each employee. We have made all required contributions to date. See note 14 to the Accountants' Report set out in Appendix I for further details regarding our retirement benefits.

We believe that training of our employees is essential in promoting a new culture in our organisation and ensuring that we will fully realize the intended benefits of the Restructuring and Merger. The human resources department of BOCHK focuses on facilitating changes in our corporate, risk management and marketing culture through continuous training of our employees. We have a dedicated training center where we conduct regular training programs for our employees. Management and executive trainees normally undergo a training module of approximately three to six months in length. We also offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide courses in specific areas or specialized operations to employees on a need-based basis, with training program modules varying from half a day to three days in length, covering subjects such as risk management procedures and anti-money laundering control procedures.

SHARE OPTION SCHEME AND SHARESAVE PLAN

We have conditionally adopted the Share Option Scheme and the Sharesave Plan, details of which are set out in the sections headed "Share Option Scheme" and "Sharesave Plan", respectively, in Appendix VI.

PRE-LISTING SHARE OPTION SCHEME

The Selling Shareholder has adopted the Pre-Listing Share Option Scheme pursuant to which it has granted options to certain persons, conditional on the granting by the Listing Committee of the listing of, and permission to deal in, the Shares in issue on the Stock Exchange, to purchase certain Shares held by it, details of which are set out in the section headed "— Senior Management Compensation System". Further details of the Pre-Listing Share Option Scheme are set out in the section headed "Pre-Listing Share Option Scheme" in Appendix VI.

So far as the Directors are aware, immediately following the completion of the Global Offering and assuming the Over-allotment Option is not exercised and without taking into account any Shares which may be taken up in the Global Offering, the following persons will be, directly or indirectly, interested in 10% or more of the nominal value of the Shares carrying the right to vote in all circumstances at general meetings of the Company:

	Before Global Offering		After Global Offering	
Name	Number of Shares	Voting Power	Number of Shares	Voting Power
BOC (BVI)[1]	9,193,205,204	87%	6,894,770,204	65%
Hua Chiao[2]	1,379,575,062	13%	1,379,575,062	13%

If the Over-allotment Option is exercised in full, the interests of BOC (BVI) and Hua Chiao in our issued share capital will be:

	Before Global Offering		After Global Offering	
Name	Number of Shares	Voting Power	Number of Shares	Voting Power
BOC (BVI)[1]	9,193,205,204	87%	6,550,005,204	62%
Hua Chiao[2]	1,379,575,062	13%	1,379,575,062	13%

(1) BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have an interest under the SDI Ordinance in the Shares in which BOC (BVI) is interested. The number of Shares shown includes the one Share held by Mr. Liu Mingkang on trust for BOC (BVI).

(2) BOC beneficially owns 93.64% of Hua Chiao. Accordingly, BOC is deemed to have an interest under the SDI Ordinance in the Shares in which Hua Chiao is interested.

We have applied to the Stock Exchange, and the Stock Exchange has accepted that, pursuant to Rule 8.08(1) of the Listing Rules, the prescribed minimum percentage of Shares which must be in the hands of the public is 15% because we have an expected market capitalization at the time of listing of over HK$4,000 million and the number of Shares concerned is expected to be sufficient to ensure that there is an open market in the Shares.

SHARE CAPITAL

The table below sets out details relating to our share capital as at the date of this prospectus and immediately following the completion of the Global Offering:

	HK$
Authorized share capital:	
20,000,000,000 Shares	100,000,000,000
Issued and fully paid or credited as fully paid:	
10,572,780,266 Shares	52,863,901,330

ASSUMPTIONS

The details set out in the table above assume that the Global Offering becomes unconditional and take no account of any Shares which may be issued or repurchased pursuant to the Issue Mandate or the Repurchase Mandate, as the case may be.

Information relating to the Issue Mandate and the Repurchase Mandate is set out in Appendix VI.

RANKING

All Shares are ordinary shares in our share capital and rank equally with all Shares now in issue and qualify for all dividends or other distributions declared, made or paid after the date of this prospectus.

TRADING RECORD

You should read the selected consolidated financial and operating information set forth below in conjunction with the Accountants' Report set out in Appendix I. The selected profit and loss account information for the three years ended December 31, 2001 and the selected balance sheet information at December 31, 1999, 2000 and 2001 set forth below are derived from the Accountants' Report set out in Appendix I. The basis of preparation is set out in note 2(a) to the Accountants' Report.

Rule 8.06 of the Listing Rules requires that the latest financial period reported on by PricewaterhouseCoopers, our auditors and reporting accountants, to have ended not more than six months before the date of this prospectus. As the latest financial period reported on by PricewaterhouseCoopers in the Accountants' Report set out in Appendix I was the year ended December 31, 2001, this prospectus must be dated no later than June 30, 2002 in order to comply with the requirements of Rule 8.06. The Stock Exchange has granted us a waiver with respect to this requirement.

The Directors confirm that they have performed sufficient due diligence on the Group to ensure that there has been no material adverse change in the financial or trading position or prospects of the Group from December 31, 2001 to the date of this prospectus and that there has been no event since December 31, 2001 which would materially affect the information shown in the Accountants' Report set out in Appendix I.

Selected Consolidated Financial and Operating Information

	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions, except for per share data)		
Profit and Loss Account Data:			
Interest income	51,409	55,449	38,307
Interest expense	(36,589)	(39,403)	(23,320)
Net interest income	14,820	16,046	14,987
Other operating income[1]	4,661	4,652	4,022
Operating income	19,481	20,698	19,009
Operating expenses	(6,334)	(5,734)	(5,847)
Operating profit before provisions	13,147	14,964	13,162
Charge for bad and doubtful debts	(9,966)	(8,593)	(7,412)
Operating profit after provisions	3,181	6,371	5,750
Restructuring costs[2]	—	—	(937)
Net gain/(loss) from disposal or revaluation of fixed assets	183	90	(1,237)[3]
Other non-operating gains/(losses)[4]	407	(85)	157
Profit before taxation	3,771	6,376	3,733
Taxation	(550)	(1,178)	(832)
Profit after taxation	3,221	5,198	2,901
Minority interests	(154)	(151)	(133)
Profit attributable to shareholders	3,067	5,047	2,768
Dividends	438	962	—
Earnings per share[5]	0.058	0.095	0.052
Earnings per Share, as adjusted[6]	0.290	0.477	0.262

(1) Consists primarily of net fee and commission income (including loan origination and syndication fees, securities or brokerage commissions and credit card fees), net foreign exchange gain, net realized and unrealized gain from other investments in securities, gross rental income from investment properties and dividend income from investments in securities.

(2) Consists of direct costs relating to the Restructuring and Merger, including stamp duties and severance costs.

(3) Consists of HK$4 million in net gain on disposal of fixed assets and HK$1,241 million in net loss on revaluation of fixed assets.

(4) Consists of net gains on the disposal of held-to-maturity securities and investment securities, provisions or write-back of provisions for impairment in held-to-maturity securities and investment securities, gains on the disposal of subsidiaries, gain or loss on the disposal of associates, provisions for the impairment in associates and our share of the net profit or losses of associates.

(5) Earnings per share amounts have been computed by dividing profit attributable to shareholders by the number of shares in issue at October 1, 2001, as if such shares had been outstanding for all relevant periods.

(6) Earnings per Share taking into account the Share Consolidation which occurred on July 10, 2002.

	At December 31,		
	1999	2000	2001
	(HK$ in millions, except for per share data)		
Balance Sheet Data:			
Assets			
Cash and short term funds	261,098	255,248	196,255
Placements with banks and other financial institutions maturing between one and twelve months	74,134	108,414	80,773
Trade bills	486	539	382
Certificates of deposit held	13,881	25,673	19,474
Hong Kong SAR Government certificates of indebtedness	27,890	22,370	25,510
Held-to-maturity securities	44,840	48,326	50,988
Investment securities	392	313	44
Other investments in securities	13,107	33,890	56,169
Advances and other accounts, net	317,556	325,569	308,108
Investments in associates	735	742	416
Fixed assets	10,299	10,571	21,049
Other assets	8,536	7,715	6,972
Total assets	772,954	839,370	766,140
Average total assets	816,778	830,331	810,702
Liabilities			
Hong Kong SAR currency notes in circulation	27,890	22,370	25,510
Deposits and balances of banks and other financial institutions	97,081	129,766	55,295
Current, fixed, savings and other deposits from customers	589,421	624,726	606,428
Certificates of deposit issued	9,660	9,000	5,000
Other accounts and provisions	16,440	18,631	20,671
Total liabilities	740,492	804,493	712,904
Capital Resources			
Minority interests	1,456	1,532	1,066
Shareholders' funds	31,006	33,345	52,170
Average shareholders' funds	30,367	32,176	37,889
Shareholders' funds per share[1]	0.59	0.63	0.99
Shareholders' funds per Share, as adjusted[2]	2.95	3.15	4.95

(1) Shareholders' funds per share amounts have been computed by dividing shareholders' funds by the number of shares in issue at October 1, 2001, as if such shares had been outstanding for all relevant periods.

(2) Shareholders' funds per Share, taking into account the Share Consolidation which occurred on July 10, 2002.

	At or for the year ended December 31,		
	1999	2000	2001
	(in percentages and ratios)		
Financial Ratios:			
Profitability ratios			
Net interest margin	1.93	2.06	1.95
Other operating income to operating income	23.9	22.5	21.2
Efficiency ratio (operating expenses to operating income)	32.5	27.7	30.8
Return on average total assets[1]	0.39	0.63	0.36
Return on average shareholders' funds[2]			7.31
Asset and credit quality ratios			
Specific provisions for bad and doubtful loans to loans to customers	4.40	3.23	3.27
Specific provisions for bad and doubtful loans to non-performing loans	34.6	31.7	29.8
Specific provisions for bad and doubtful debts to classified loans	27.8	30.5	28.5
Specific provisions for bad and doubtful loans to restructured and overdue loans	31.4	30.5	39.0
Specific and general provisions for bad and doubtful loans to loans to customers	6.59	5.76	5.30
Specific and general provisions for bad and doubtful loans to non-performing loans	51.7	56.6	48.2
Classified loans to gross loans to customers	15.9	10.6	11.5
Restructured and overdue loans to loans to customers	14.0	10.6	8.4
Write-offs of specific provisions on loans to customers	0.96	3.24	3.22
Write-offs to provisions plus equity	6.28	21.04	15.06
Classified loans less provisions for bad and doubtful loans as a percentage of shareholders' funds[2]	—	—	50.8
Other ratios[3]			
Capital adequacy ratio[4]	—	—	14.38
Adjusted capital adequacy ratio[4]	—	—	14.57
Average liquidity ratio — BOCHK[5]	—	—	39.88

(1) Return on average total assets is calculated by dividing the profit after taxation with the daily average balance of total assets for the year.

(2) Figures for 1999 and 2000 are not presented as our shareholders' funds increased substantially after the Restructuring and Merger, and therefore a comparison with these years is not meaningful. Return on average shareholders' funds is calculated by dividing the profit attributable to shareholders with the average shareholders' funds. Average shareholders's funds is calculated as the average of the opening and closing balance of shareholders' funds for the year (after adjusting for certain capitalization events).

(3) Other ratios are computed with respect to BOCHK and its subsidiaries and are derived from the Unaudited Supplementary Financial Information set out in Appendix II. You should read them in conjunction with the information set out in Appendix II.

(4) As the Hong Kong branches of the Transferring Banks (excluding Hua Chiao) were not required to maintain a minimum capital adequacy ratio prior to the Restructuring and Merger, a comparison of the capital adequacy ratio and adjusted capital adequacy ratio for 1999 and 2000 is not meaningful and accordingly is not presented.

(5) Prior to the Restructuring and Merger, the liquidity ratio of each of the Transferring Banks was managed on an individual basis. As a result, the average liquidity ratios of BOCHK for the periods prior to the Restructuring and Merger are not comparable and accordingly are not presented.

You should read the following discussion and analysis of our financial condition and results of operations together with the Accountants' Report set out in Appendix I. The Accountants' Report has been prepared in accordance with Hong Kong GAAP which differs in certain material respects from US GAAP.

OVERVIEW

We are a leading commercial banking group in Hong Kong and offer our customers a broad range of financial products and services. We are the second largest commercial banking group in Hong Kong in terms of assets and customer deposits. At December 31, 2001, we were one of the two largest lenders in Hong Kong. At December 31, 2001, we had total assets of HK$766,140 million, total customer deposits of HK$606,428 million and total outstanding loans to customers of HK$323,038 million.

Basis of Presentation and Critical Accounting Policies

We were incorporated on September 12, 2001 and acquired the entire equity interest in BOCHK on September 30, 2001. On October 1, 2001, we also acquired, through BOCHK, our interest in Nanyang, Chiyu and BOC-CC, and certain assets and liabilities and business undertakings of other entities controlled by BOC. Our consolidated financial statements for all periods presented have been prepared as if the current group structure and operations had been in existence throughout the periods presented. See the section headed "Section I — Group Reorganization and Adoption of Merger Accounting" of the Accountants' Report set out in Appendix I.

The accounting policy that is most critical to our results of operations is our policy with respect to classifying loans and taking specific and general provisions for bad and doubtful debts. Our loan classification and provisioning policy is based on the Hong Kong Monetary Authority's guidelines for loan classification and loan loss provisioning. We take general provisions to account for the risk that certain of our loans will fail to pay principal or interest. We determine our general provisions based on a percentage of our loan portfolio. We take specific provisions with respect to particular loans where there is a specific risk of loss. We determine specific provisions based on a percentage of the amount by which the value of the loan exceeds the value of the collateral securing the loan. The amount of this percentage is based on our classification of the level of risk of loss of the particular loan.

We classify loans based on the Hong Kong Monetary Authority's guidelines, which state that the principal determination in classifying a loan should be a judgment based on an assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of the principal or interest on a loan. We also consider specific indicators of collectibility, such as the period that payments of interest and/or principal have been overdue, and the quality of the collateral. Our policy is to make these evaluations based on our qualitative evaluation of the borrower and the borrower's collateral, the status of any loan restructuring efforts and the overall likelihood of performance in accordance with the discretion accorded to lenders by the Hong Kong Monetary Authority's loan classification guidelines. We have described this policy in detail in the section headed "Description of Our Assets and Liabilities — Classified Loans — Current Loan Provisioning Policies".

On October 1, 2001, we changed our accounting policy to account for our premises and investment properties at their approximate fair market value at each balance sheet date. We determine fair market value every five years for premises and three years for investment properties using an independent valuer. In the intervening years, we review the carrying value of each individual property and make adjustments where in our opinion there is a material change in value. For premises, any increase in fair market value with respect to a particular asset is credited to a premises revaluation reserve. Any subsequent decrease in the fair market value of the particular property will first be offset against this reserve with respect to the same asset, and will thereafter be charged to our profit and loss account. Premises are revalued on an individual basis and changes in value with respect to an individual premise are not netted against changes in value to other premises. Upon disposal of a premise, the amount of the revaluation reserve realized with respect to previous valuations is transferred to retained earnings. For investment properties, any net increase in valuation is credited to the property revaluation reserve, and any net decrease is first set off against increases on earlier valuation on a portfolio basis and thereafter charged to our profit and loss account, although the valuation is done on a portfolio basis and increases and decreases are netted against each other. Changes in the value of premises are not netted against changes in value of investment properties. Accordingly, in 2001, we recorded both a net loss of HK$1,241 million with respect to the revaluation of fixed assets and an increase in fixed assets to HK$21,049 million from HK$10,571 million in 2000 primarily as a result of the revaluation. See notes 2(g) and 26 to the Accountants' Report set out in Appendix I.

The financial statement items of the Group for the three years ended December 31, 2001 are included in the consolidated financial statements as if the group structure had been in existence from the beginning of the earliest period presented. Accordingly, the share capital issued by us as part of the Restructuring and Merger has been treated as if it had been issued for the three years beginning January 1, 1999. As a result of this presentation of share capital, a merger reserve is also shown as arising on January 1, 1999. This merger reserve represents the difference between the nominal value of shares recorded as share capital issued by us on October 1, 2001 plus any additional consideration in the form of cash or other assets and the nominal value of share capital recorded for all of the subsidiaries acquired pursuant to the Restructuring and Merger. As a result of the Restructuring and Merger, the reserves of the branches of the PRC organized banks and the subsidiaries acquired pursuant to the Restructuring and Merger were effectively capitalized by the Group on October 1, 2001.

We have evaluated the accounting policies used in the preparation of our financial statements and believe them to be appropriate and reasonable and materially consistent with similarly situated financial institutions in Hong Kong. In addition, all of our principal accounting policies have been substantively reviewed and approved by our audit committee.

Our other principal accounting policies, including policies with respect to revenue recognition, subsidiaries, associates, investments in securities, other provisions, off-balance sheet financial instruments, contingent liabilities and contingent assets are set forth in detail in note 2 to the Accountants' Report set out in Appendix I.

Business Environment

Our financial condition and results of operations are significantly affected by economic conditions in Hong Kong and, to a lesser extent, Mainland China. From the second half of 1997 until the first half of 1999, the Hong Kong economy experienced a significant downturn as a result of the 1997 Asian financial crisis. This downturn was characterized by, among other things, a decline in the value of securities, real property and other assets, an increase in interest rates, a slowdown in exports of services and merchandise goods and slower economic growth. During this period, rising unemployment and lower levels of personal income had a dampening effect on personal consumption and domestic demand. As a result of these events, gross domestic product in Hong Kong contracted by 5.3% in 1998 and grew by only 3.0% in 1999. The profitability of banks in Hong Kong was also adversely affected during this period as a result of narrower interest spreads and substantial increases in charges for bad and doubtful debts related to classified loans. In addition, an overall contraction in loan demand led to lower interest income levels.

Although the Hong Kong economy recovered during the second half of 1999 and experienced 10.5% growth in GDP in 2000, general economic conditions deteriorated significantly in 2001. This adversely affected a number of industries in Hong Kong, including those in which we have significant concentrations of borrowers. As a result, industry-wide loan volumes to the wholesale and retail industry and the import and export industry declined in 2000 and 2001. In 2001, the Hong Kong economy suffered a significant slowdown and experienced GDP growth of only 0.2% and a 1.6% decline in its composite consumer price index. The Hong Kong government has predicted GDP growth of 1% in 2002 and 3% in the medium term as well as further deflationary pressure in the short to medium term. In addition, the economies of the United States and certain other developed countries also experienced a significant economic slowdown, which was exacerbated by the terrorist attacks in the United States in September 2001. This global economic slowdown has significantly contributed to the contraction of the Hong Kong economy, and the timing and extent of any recovery in the Hong Kong economy will depend in part upon the economic performance of the global economy and, in particular, the economies of the United States and Mainland China. Continued weakness in the Hong Kong economy may lead to a deterioration in the quality and size of our loan portfolio and the performance of our other assets. For a further discussion of the risks associated with the economies of Hong Kong and Mainland China, see the section headed "Risk Factors — Risks Relating to Hong Kong and Mainland China — An economic downturn in Hong Kong may materially and adversely affect our financial condition and results of operations".

The 1997 Asian financial crisis and continuing adverse economic conditions have had a significant and sustained adverse impact on Hong Kong's property market. This had a material adverse effect on both our property related borrowers as well as the value of the collateral supporting the loan in our loan portfolio. In 1998, as a result of weakening consumer confidence and a tighter money supply, property values and rental rates declined sharply. The property market continued to deteriorate in 1999 and 2000, although somewhat less rapidly. By the end of 2000, property values had declined such that since 1997, residential property values had fallen 45.2%, industrial property values had fallen 46.4%, commercial property values had fallen 58.3% and retail property values had fallen 47.9%. In 2001, the Hong Kong property market continued to decline and residential property values fell 12.2%, industrial property values fell 10.1%, commercial property values fell 12.6% and retail property values fell 7.3%.

Banks in Hong Kong have recently experienced increased pressure on interest margins as a result of declining market interest rates and excess liquidity. In response to significant reductions in the U.S. Federal Reserve discount rate in 2000 and 2001, the 1-month HIBOR declined from 7.44% at December 31, 1998 to 3.61% at December 31, 2001. In addition, Hong Kong banks experienced significant increases in available cash in 2000 and 2001. At December 31, 2001, the overall loan-to-deposit ratio for all currencies of all authorized institutions in Hong Kong was 65.1%, compared to 88.5% at December 31, 1999. This increase in liquidity generally reflected the decrease in demand for loans and an increase in customer deposits. Accordingly, although our interest margins increased overall during 2000 as a result of differences in the timing of our repricing between our assets and liabilities due to different maturities, our interest margins on loans were on a downward trend at the end of 2000, and continued to decline during 2001.

The Mainland China economy has generally experienced significant economic growth, with gross domestic product increasing 7.1% in 1999, 8.0% in 2000 and 7.3% in 2001. According to the International Monetary Fund, the Mainland China economy is expected to grow at a rate of 7.0% in 2002. However, the Mainland China economy has also experienced monetary deflation. The PRC's recent entry into the WTO is expected to have a significant long term positive impact on the Mainland China economy. We expect that our financial condition and results of operations will be increasingly affected by the Mainland China economy.

Asset Quality

Since 1997, our profitability has been significantly affected by increases in our non-performing loans and charges for bad and doubtful debts. Certain weaknesses existing in our historical lending practices contributed significantly to the decline in the credit quality of our loan portfolio. For a discussion of our historical lending practices, see "Description of Our Assets and Liabilities — Assets — Classified Loans — Enhanced Credit Approval, Monitoring and Evaluation Practices". In addition, some of our borrowers were in industries that were experiencing adverse market and operating conditions. As these borrowers experienced financial difficulties, our levels of classified loans increased resulting in significant increases in our levels of bad and doubtful debts and write-offs.

In 1999, we sold without recourse HK$26,915 million gross book value of loans to Zhong Gang, a wholly owned subsidiary of BOC. These loans consisted of approximately HK$25,414 million of classified loans and approximately HK$1,501 million of non-classified, property related loans. We sold these loans to reduce our classified loan balance and, to a lesser extent, to diversify our loan portfolio. We had taken an aggregate of HK$5,363 million in provisions for bad and doubtful debts with respect to the loans that were sold. These loans were sold for HK$21,852 million in cash, which was HK$300 million in excess of the book value of the loans, net of provisions, and thus resulted in a capital contribution to us by BOC of that amount. We have retained no direct or indirect economic interest in these loans or their related security. We continue to service these loans on Zhong Gang's behalf for which we receive a fee and reimbursement for out-of-pocket expenses. As a result of this sale, our historical loan provision data do not reflect the full extent of the deterioration in our asset quality. Moreover, any trends with respect to our loan provisions must be viewed in light of this sale. Although this sale resulted in the derecognition of the loans from our Hong Kong GAAP financial statements from the transfer date, we believe that similar accounting treatment would not be achieved under US GAAP. In addition, we can provide no assurance that this sale would result in a derecognition of the loans under the generally accepted accounting principles prevailing in other jurisdictions.

The levels of our specific provisions for classified loans were particularly affected by certain weaknesses prevailing in our historical lending practices. We determine the amount of our specific provisions based on the amount by which the outstanding principal amount and accrued interest of a loan exceeds the estimated value of the underlying collateral. As a substantial portion of our corporate loans is secured by real property in Hong Kong, the sharp decline in Hong Kong real property values resulted in a significant decrease in value of the collateral and, correspondingly, a significant increase in the unsecured portion of our loans. This, in turn, required an increase in our provisions with respect to those loans to the extent that they became undercollateralized. For further discussion of factors affecting the levels of our classified loans, provisions and write-offs, see the section headed "Description of Our Assets and Liabilities — Assets — Classified Loans".

We determine the amount of our specific provisions based on our classification of loans according to the Hong Kong Monetary Authority's guidelines for loan loss provisioning. We determine general provisions based on our evaluation of the general risk profile of our loan portfolio, in accordance with the Hong Kong Monetary Authority's guidelines. The amount of our cumulative provisions at the end of each year is increased by the amount of the additional provisions we make for that year, which is recorded as a charge for bad and doubtful debts on our income statement. Our cumulative provisions are offset, or decreased, by the amount of the provisions made with respect to loans which have been written off or otherwise disposed of. We write off loans when we conclude that the loan is uncollectible and all collection efforts have been exhausted.

The following table sets forth, for the years indicated, the movements in our cumulative provisions and indicates, with respect to each period, the charge to our income statement for bad and doubtful debts and adjustments to our cumulative provisions for loan write-offs, recoveries and disposals:

	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions)		
Opening balance	20,804	22,102	19,655
Charge for bad and doubtful debts	9,966	8,593	7,412
Amounts written off	(3,332)	(11,139)	(10,435)
Recoveries of amounts written off in previous years	27	99	530
Amounts written off on disposal of loans	(5,363)	—	—
Closing balance	22,102	19,655	17,162

In 1999, we took a charge for bad and doubtful debts of HK$9,966 million. This charge reflected the financial difficulties experienced by our borrowers, as well as the continued deterioration in the value of our borrowers' real property collateral. In 1999, we wrote off HK$3,332 million of total provisions relating to classified loans that we determined were unrecoverable. Our provisions in 1999 were also reduced by HK$5,363 million of provisions recorded against the loans transferred to Zhong Gang.

In 2000, we took a charge for bad and doubtful debts of HK$8,593 million, which primarily reflected the further deterioration in the quality of our loan portfolio and a further decline in the value of the real property and other collateral or guarantees securing our loans. In addition, we wrote off HK$11,139 million of total provisions relating to classified loans in 2000 that we determined were unrecoverable.

In 2001, we took a charge for bad and doubtful debts of HK$7,412 million. We also wrote off HK$10,435 million of total provisions relating to classified loans in 2001 that we determined were unrecoverable.

Our charges for bad and doubtful debts have had a significant impact on our operating profit after provisions. Our operating profit after provisions increased significantly in 2000 in part as a result of a decrease in our charge for bad and doubtful debts for that year. Although our charge for bad and doubtful debts declined as a percentage of our operating profit before provisions to 56.3% in 2001, these charges continued to materially affect our operating profit in 2001.

The Impact of the Restructuring and Merger

In connection with the Restructuring and Merger, we have made substantial changes to our operations. These include the reorganization of our business operations, management and employees along the lines of our four strategic business units — retail banking, corporate banking and treasury, business planning and finance, and business support services.

We also introduced substantial changes to our risk management controls, and have adopted more centralized, independent and comprehensive risk management systems and practices in line with international standards to support our operations. In addition, as part of our efforts to further improve our asset quality, we have adopted and are implementing enhanced credit approval, monitoring and evaluation practices that emphasize a broad range of credit quality indicators, such as the profitability, cash flow, liquidity and net worth position of a borrower, in addition to collateral and performance history. While we have reported increases in the levels of our classified loans and charges for bad and doubtful debts, we believe that the implementation of these enhanced practices will help improve our asset quality in the long term.

In 2001, we recorded restructuring costs of HK$937 million which consisted primarily of stamp duties and severance costs.

Minority Interests

Minority interests primarily consist of the interests of the minority shareholders in Chiyu, one of our subsidiary banks. Minority interests were HK$1,066 million at December 31, 2001, HK$1,532 million at December 31, 2000 and HK$1,456 million at December 31, 1999. These fluctuations reflected the changes in the minority interests' share of our aggregate assets and liabilities for the relevant periods.

Recent Developments

2002 Loan Sale

On June 26, 2002, we sold to BOC Cayman a portfolio of loans with a gross book value of HK$11,401 million on a non-recourse basis (the "**2002 Portfolio**"). The 2002 Portfolio consists of approximately HK$4,036 million principal amount of special mention loans, of which approximately HK$3,649 million are loans to connected parties, and approximately HK$7,344 million of classified loans, with respect to which we (i) previously had recorded provisions for bad and doubtful debts totaling approximately HK$2,679 million, and (ii) had written off approximately HK$45 million. We disposed of the related party loans to reduce our related party loan balance. The classified loans transferred consisted primarily of:

- loans to connected parties;
- outstanding loans to borrowers which had loans transferred to Zhong Gang in 1999; and
- loans for which there are significant legal or practical impediments to recovery.

The loans were sold for cash proceeds equal to their book value, net of provisions for bad and doubtful debts, as of the date of the transfer of HK$8,722 million. We retained no direct or indirect economic interest in these loans. We will service these loans on behalf of BOC Cayman, for which we will receive a fee and reimbursement for out-of-pocket expenses. This sale will result in the derecognition of the loans sold from our Hong Kong GAAP financial statements and we believe that a similar accounting treatment would be achieved under US GAAP.

On a pro forma basis, after giving effect to the transfer of the 2002 Portfolio as if it had occurred on December 31, 2001, we would have had (1) classified loans totaling HK$29,540 million compared to HK$37,086 million had such transfer not occurred and (2) a classified loan ratio of 9.48% compared to 11.48% had such transfer not occurred.

Special Dividend

On June 28, 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the Share Consolidation) or HK$0.183 per Share (taking into account the Share Consolidation) with respect to the period from January 1, 2002 to June 18, 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated by our operations.

RESULTS OF OPERATIONS

Comparative Results of Operations

2001 Compared to 2000

Net Interest Income. Our net interest income is affected by the difference between the yields on our interest-earning assets and the cost of our funds, as well as the average volumes of our interest-earning assets. Net interest spread is the difference between the average yield on our average interest-earning assets and the average cost of our funds. The average yields on these assets and average cost of funds are significantly affected by market interest rates, which establish the baseline market interest rates for our loans to banks, the interest-earning securities and other instruments issued by banks and other institutions, our customer loans and other interest-earning assets as well as for our interest-bearing liabilities. Market interest rates are affected by general economic, financial and liquidity conditions as well as the U.S. Federal Reserve discount rate and the Hong Kong Monetary Authority discount rate. Our average yields are also affected by changes in the volumes of our interest-earning assets of different maturities as well as the yields on our securities investments.

The following table sets forth, for the years indicated, the average balances of our outstanding assets and liabilities and the associated interest income, interest expense, average yield and cost, net interest margin and net interest spread:

	Year ended December 31,					
	2000			2001		
	Average balance	Interest income / expense	Average yield / cost	Average balance	Interest income / expense	Average yield / cost
	(HK$ in millions, except for percentages)					
Assets						
Loans to customers	339,884	28,093	8.27%	330,101	19,273	5.84%
Loans to banks[1]	325,040	20,061	6.17	298,765	12,441	4.16
Interest-earning securities[2]	108,309	6,961	6.43	135,080	6,432	4.76
Other interest-earning assets[3]	6,809	334	4.91	4,579	161	3.52
Total interest-earning assets	780,042	55,449	7.11	768,525	38,307	4.98
Provision for bad and doubtful debts	(23,524)	—	—	(16,925)	—	—
Non-interest-earning assets	73,813	—	—	59,102	—	—
Total assets and interest income	830,331	55,449	6.68%	810,702	38,307	4.73%
Liabilities						
Deposits and balances of banks and other financial institutions	108,394	6,103	5.63%	90,461	2,933	3.24%
Current, fixed, savings and other deposits of customers	590,432	32,196	5.45	598,596	19,686	3.29
Certificates of deposit issued	9,244	605	6.54	8,374	369	4.41
Other interest-bearing liabilities[4]	8,493	499	5.88	8,015	332	4.14
Total interest-bearing liabilities	716,563	39,403	5.50	705,446	23,320	3.31
Non-interest-bearing deposits	17,609	—	—	16,873	—	—
Shareholders' funds and non-interest-bearing liabilities	96,159	—	—	88,383	—	—

	Year ended December 31,					
	2000			2001		
	Average balance	Interest income / expense	Average yield / cost	Average balance	Interest income / expense	Average yield / cost
	(HK$ in millions, except for percentages)					
Total shareholders' funds and liabilities and interest expense	830,331	39,403	4.75%	810,702	23,320	2.88%
Net interest income	—	16,046	—	—	14,987	—
Net interest margin(5)	—	—	2.06%	—	—	1.95%
Net interest spread(6)	—	—	1.61%	—	—	1.67%

(1) Includes loans to other financial institutions and consists of balances (demand deposits), money at call and short notice (maturing within one month), placements (maturing between one and 12 months), advances (generally maturing over 12 months) and trade bills. Our trade bills are letter of credit obligations of third parties that we purchase from a customer at a discount.

(2) Consists of debt securities of central governments and banks, public sector entities, banks and other financial institutions and corporate entities and certificates of deposit. We account for these instruments as held-to-maturity securities, investment securities or other investments in securities. At December 31, 2001, our securities portfolio also included HK$134 million of equity securities consisting of HK$101 million in unlisted securities and HK$33 million in listed securities. See notes 16, 18, 19, 20 and 21 to the Accountants' Report set out in Appendix I.

(3) Includes deposits with other financial institutions and other interest-earning assets.

(4) Consists of margin accounts and other deposits on which we pay interest.

(5) Represents the ratio of net interest income to total average interest-earning assets.

(6) Represents the difference between our average yield on total average interest-earning assets and our average cost of total average interest-bearing liabilities.

Our aggregate net interest income decreased 6.6% to HK$14,987 million in 2001 from HK$16,046 million in 2000. This decrease was primarily due to a decrease in market interest rates relative to 2000, which significantly reduced the benefit we derive from funding our interest earning activities with shareholders' funds and non-interest bearing deposits. Our net interest income is also impacted by the change in our asset mix as well as generally narrower spreads for customer loans.

The average volume of our loans to banks decreased 8.1% to HK$298,765 million in 2001 from HK$325,040 million in 2000. This decrease was principally the result of the reduction in inter-bank deposits with us from BOC which, in turn, resulted in a reduction in our shorter term, lower yielding placements and deposits with other banks. In addition, the volume of our loans to banks decreased as a result of our reallocation of funds to securities investments. The net interest spread on our loans to banks increased to 0.85% in 2001 from 0.67% in 2000. This increase was mainly due to the decrease in average volume of our shorter term, lower yielding loans to banks.

The net interest spread on our loans to customers decreased to 2.53% in 2001 from 2.77% in 2000. This decrease was primarily due to competitive market pressures occurring in a period of adverse economic conditions which depressed lending rates. This resulted in, among other things, significant declines in the mortgage rates we charged our customers. In addition, the average volume of our loans to customers decreased 2.9% to HK$330,101 million in 2001 from HK$339,884 million in 2000. The decrease in the average volume of our loans to customers reflected a decrease in the volume of our corporate loan portfolio in 2001, which was primarily due to lower demand for corporate loans as a result of the adverse economic conditions in Hong Kong. This was partially offset by an increase in the volume of our retail loan portfolio, which primarily reflected an increase in the volume of our Hong Kong government guaranteed home ownership scheme loans. This increase was the result of our increased focus on this market as well as an increase in housing demand largely due to lower property prices.

Our net interest income was also affected by a 32.8% decrease in the volume of our other interest-earning assets to HK$4,579 million in 2001 from HK$6,809 million in 2000 and an increase in net interest spread on these assets to 0.21% in 2001 from negative 0.59% in 2000.

The following table allocates changes in interest income and interest expense between changes in average volume and changes in average rate for 2001 compared with 2000. Volume and rate variance have been calculated based on movements in average balances over these years and changes in interest rates on daily average interest-earning assets and interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to rate. The definitions for the line items included in the table below are set forth in the footnotes to the table on pages 216 and 217.

	2001 vs. 2000		
	Net change	Change in average volume	Change in average rate
	(HK$ in millions)		
Interest income:			
Loans to customers	(8,820)	(809)	(8,011)
Loans to banks	(7,620)	(1,621)	(5,999)
Interest-earning securities	(529)	1,721	(2,250)
Other interest-earning assets	(173)	(109)	(64)
Total interest income	(17,142)	(818)	(16,324)
Interest expense:			
Deposits and balances of banks and other financial institutions	(3,170)	(1,010)	(2,160)
Current, fixed, savings and other deposits of customers	(12,510)	445	(12,955)
Certificates of deposit issued	(236)	(57)	(179)
Other interest-bearing liabilities	(167)	(28)	(139)
Total interest expense	(16,083)	(650)	(15,433)
Net interest income	(1,059)	—	—

Net interest margin. Our net interest margin was 1.95% in 2001 and 2.06% in 2000.

Other operating income. Other operating income decreased 13.5% to HK$4,022 million in 2001 from HK$4,652 million in 2000. Other operating income largely consists of fees and commissions and other income for:

- corporate and retail loan origination;
- loan syndication;
- letter of credit (documentary bills) and remittance (bill paying or wiring) services; and
- customer and proprietary foreign exchange transactions, securities and insurance brokerage and check clearing and other services.

The table below sets forth, for the years indicated, the principal components of our other operating income:

	Year ended December 31,	
	2000	2001
	(HK$ in millions)	
Fee and commission income		
Loan origination, syndication and documentary bill fees	1,588	1,330
Remittance services	255	276
Insurance commissions	140	136
Securities brokerage commissions	781	457
Asset management and trust services	21	109
Guarantee fees	58	47
Credit card fees	490	553
Other	641	677
Total fee and commission income	3,974	3,585
Fee and commission expenses	(972)	(889)
Net fee and commission income	3,002	2,696
Net realized and unrealized gain from other investments in securities	130	108
Net foreign exchange gain	845	816
Gross rental income from investment properties	125	177
Additional other operating income[1]	550	225
Total other operating income	4,652	4,022

(1) Consists principally of dividend income, net gain from other dealing activities, refunds from liquidation of employee retirement schemes, data and cheque processing service income.

The decrease in other operating income in 2001 was principally due to a decrease in loan origination, syndication and documentary bill fees, securities brokerage commissions and other income.

Net fee and commission income decreased 10.2% to HK$2,696 million in 2001 from HK$3,002 million in 2000. Although our fee and commission income decreased 9.8% to HK$3,585 million in 2001 from HK$3,974 million in 2000, our fee and commission expenses decreased 8.5% to HK$889 million in 2001 from HK$972 million in 2000. The decrease in our fee and commission income was primarily due to a decrease in the amount of fees received from our retail operations, including securities brokerage commissions and loan origination fees, and a decrease in our corporate loan origination and syndication income as well as documentary bill service fees, such as fees for issuing letters of credit. Our fee and commission income was positively impacted by the successful launch of our investment product services, which resulted in the increase in our asset management and trust services income to HK$109 million in 2001 from HK$21 million in 2000. The decrease in our fee and commission expenses was principally a result of a decline in rebates paid under our home mortgage fee rebate scheme, as well as a decrease in fees paid to other banks under consortium banking arrangements and for documentary bill and remittance receiving bank services.

We earn foreign exchange profits by charging a spread in executing foreign exchange transactions for our customers, as well as through proprietary foreign exchange trading. Net foreign exchange gain decreased 3.4% to HK$816 million in 2001 from HK$845 million in 2000, due to a decrease in the volume of customer and proprietary foreign exchange transactions.

Gross rental income from investment properties increased 41.6% to HK$177 million in 2001 from HK$125 million in 2000 as a result of an increase in occupancy at these properties.

Additional other operating income decreased 59.1% to HK$225 million in 2001 from HK$550 million in 2000 due to a decline in net gain from other dealing activities, data processing and cheque clearing house service income and refunds from liquidation of employee retirement schemes in 2001.

Operating income. As a result of the foregoing, our operating income decreased 8.2% to HK$19,009 million in 2001 from HK$20,698 million in 2000.

Net gain and loss from disposal or revaluation of fixed assets. We had a net loss of HK$1,237 million in 2001 from disposal or revaluation of fixed assets due to a HK$1,241 million downward revaluation of our real property assets. This revaluation occurred in connection with the change in our accounting policy with respect to premises and investment properties. See the section headed "— Overview — Basis of Presentation and Critical Accounting Policies". We had a HK$90 million net gain in 2000 on disposal of fixed assets due to the sale of certain of our real property assets.

Operating expenses. Operating expenses increased 2.0% to HK$5,847 million in 2001 from HK$5,734 million in 2000. Our operating expenses in 2001 reflected an increase in staff costs, which include salaries and retirement benefits, as well as fees, allowances and bonuses paid to directors. Staff costs increased 7.7% to HK$3,796 million in 2001 from HK$3,523 million in 2000 due to a general salary increase for all of our employees in 2001 as well as overtime payments relating to the work performed by our employees in connection with the Restructuring and Merger. This was offset by a 10.5% decrease in depreciation expenses to HK$460 million from HK$514 million in 2000 as we decreased the total number of our branches and offices by 17 and made fewer equipment purchases as well as marginally lower premises rental expenses in 2001. We also experienced lower other operating expenses due to general cost reduction measures.

Information technology related expenses decreased 18.8% to HK$381 million in 2001 from HK$469 million in 2000 as we completed the initial phase of our information technology system upgrade.

Operating profit before provisions. As a result of the foregoing, our operating profit before provisions decreased 12.0% to HK$13,162 million in 2001 from HK$14,964 million in 2000.

Net charge for bad and doubtful debts. Our net charge for bad and doubtful debts decreased 13.7% to HK$7,412 million in 2001 from HK$8,593 million in 2000. Our new provisions increased 40.4% to HK$10,649 million in 2001 from HK$7,583 million in 2000 due to the deterioration in the performance of our borrowers. This was offset by our reduction of our level of general provisions by HK$2,062 million as we determined that we had accumulated general provisions to a level that exceeded the risk associated with our pass and special mention loans. In addition, our net charge for bad and doubtful debts was reduced in 2001 by a reversals of prior provisions of HK$645 million. Such reversals result from upgrades and repayments of previously classified loans. We also experienced recoveries of previously written-off loans of HK$530 million in 2001. Amounts recovered are accounted for by reducing our net charge for bad and doubtful debts. See note 6 to the Accountants' Report set out in Appendix I. See the section headed "Description of Our Assets and Liabilities — Assets — Classified Loans".

Operating profit after provisions. As a result of the foregoing, our operating profit decreased 9.8% to HK$5,750 million in 2001 from HK$6,371 million in 2000.

Non-operating gain (losses). We had a non-operating loss of HK$2,017 million in 2001 compared to a non-operating gain of HK$5 million in 2000. Our non-operating loss in 2001 was principally due to a HK$1,237 million loss on the disposal or revaluation of real property assets and restructuring costs of HK$937 million. Our non-operating gain in 2000 was principally due to the disposal of fixed assets. Restructuring costs are direct expenditures arising from the Restructuring and Merger. The following table shows the details of the restructuring costs for 2001:

	Year ended December 31, 2001
	(HK$ in millions)
Stamp duty levied on immovable property	584
Stamp duty levied on shares	64
Severance payments	112
Legal and professional fees	39
Others	138
Total	937

Profit before taxation. As a result of the foregoing, our profit before taxation decreased 41.5% to HK$3,733 million in 2001 from HK$6,376 million in 2000.

Taxation. We are subject to profits tax at the rate of 16% in Hong Kong and taxes at different rates in other jurisdictions where we have branches. Our profits tax decreased 29.4% to HK$832 million in 2001 from HK$1,178 million in 2000, primarily due to a decrease in profits in 2001.

Profit attributable to shareholders. As a result of the foregoing, and after deductions for minority interests of HK$133 million in 2001 and HK$151 million in 2000, our profit attributable to shareholders decreased 45.2% to HK$2,768 million in 2001 from HK$5,047 million in 2000.

2000 Compared to 1999

Net Interest Income. Our net interest income increased 8.3% to HK$16,046 million in 2000 from HK$14,820 million in 1999. This increase was primarily due to an increase in the net interest spread on our loans to banks and an increase in the average volume of our interest-earning securities. The following table sets forth, for the years indicated, the average balances of our outstanding assets and liabilities and the associated interest income, interest expense, average yield and cost, net interest margin and net interest spread:

	Year ended December 31,					
	1999			2000		
	Average balance	Interest income[(1)] / expense	Average yield / cost	Average balance	Interest income[(1)] / expense	Average yield / cost
	(HK$ in millions, except for percentages)					
Assets						
Loans to customers	347,479	27,949	8.04%	339,884	28,093	8.27%
Loans to banks[(1)]	347,570	19,042	5.48	325,040	20,061	6.17
Interest-earning securities[(2)]	66,994	4,148	6.19	108,309	6,961	6.43
Other interest-earning assets[(3)]	5,076	270	5.32	6,809	334	4.91
Total interest-earning assets	767,119	51,409	6.70	780,042	55,449	7.11
Provision for bad and doubtful debts	(19,674)	—	—	(23,524)	—	—
Non-interest-earning assets	69,333	—	—	73,813	—	—
Total assets and interest income	816,778	51,409	6.29%	830,331	55,449	6.68%
Liabilities						
Deposits and balances of banks and other financial institutions	121,261	6,417	5.29%	108,394	6,103	5.63%
Current, fixed, savings and other deposits of customers	574,494	29,106	5.07	590,432	32,196	5.45
Certificates of deposit issued	10,401	653	6.28	9,244	605	6.54
Other interest-bearing liabilities[(4)]	5,410	413	7.63	8,493	499	5.88
Total interest-bearing liabilities	711,566	36,589	5.14	716,563	39,403	5.50
Non-interest-bearing deposits	15,474	—	—	17,609	—	—
Shareholders' funds and non-interest-bearing liabilities	89,738	—	—	96,159	—	—
Total shareholder's funds and liabilities and interest expense	816,778	36,589	4.48%	830,331	39,403	4.75%
Net interest income	—	14,820	—	—	16,046	—
Net interest margin[(5)]	—	—	1.93%	—	—	2.06%
Net interest spread[(6)]	—	—	1.56%	—	—	1.61%

(1) Includes loans to other financial institutions and consists of balances (demand deposits), money at call and short notice (maturing within one month), placements (maturing between one and 12 months), advances (generally maturing over 12 months) and trade bills. Our trade bills are letter of credit obligations of third parties that we purchase from a customer at a discount.

(2) Consists of debt securities of central governments and banks, public sector entities, banks and other financial institutions and corporate entities and certificates of deposit. We account for these instruments as held-to-maturity securities, investment securities or other investments in securities. At December 31, 2000, our securities portfolio also included HK$431 million of equity securities consisting of HK$383 million in unlisted securities and HK$48 million in listed securities. See notes 16, 18, 19, 20 and 21 to the Accountant's Report set out in Appendix I.

(3) Includes deposits with other financial institutions and other interest-earning assets.

(4) Consists of margin accounts and other deposits on which we pay interest.

(5) Represents the ratio of net interest income to total average interest-earning assets.

(6) Represents the difference between our average yield on total average interest-earning assets and our average cost of total average interest-bearing liabilities.

The net interest spread on our loans to banks increased to 0.67% in 2000 from 0.34% in 1999. This increase was principally a result of a decline in the volume of our shorter term, lower yielding loans to banks. The increase in our net interest spread was partially offset by a 6.5% decrease in the average volume of our loans to banks to HK$325,040 million in 2000 from HK$347,570 million in 1999, primarily due to a decrease in funds resulting from a reduction in deposits from BOC as well as our reallocation of a higher portion of our excess cash to higher yielding investments.

The increase in our net interest income was also due to a 61.7% increase in the average volume of our interest-earning securities portfolio to HK$108,309 million in 2000 from HK$66,994 million in 1999. We increased the size of our securities portfolio to realize the higher yields on these instruments and because there was lower demand for customer loans due to the uncertain economic conditions prevailing in Hong Kong. The effects of this increase in average volume was partially offset by a decrease in the net interest spread on our interest-earning securities to 0.93% in 2000 from 1.05% in 1999.

The above positive effects were partially offset by a decrease in our net interest spread and a decrease in the average volume of our loans to customers in 2000. The net interest spread on our loans to customers decreased to 2.77% in 2000 from 2.90% in 1999. This decrease was primarily due to competitive pressure on lending rates resulting from the general slowdown in loan demand. This decrease also reflected a decline in the volume of our corporate loans due to lower demand for loans as a result of adverse economic conditions in Hong Kong. This decrease was partially offset by an increase in retail loans as the result of an increase in housing demand due to lower property prices and, in the case of mortgage loans, the popularity of our flexible fee payment scheme for origination fees.

The following table allocates changes in interest income and interest expense between changes in average volume and changes in average rate for 2000 compared with 1999. Volume and rate variance have been calculated based on movements in average balances over these years and changes in interest rates on daily average interest-earning assets and interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to rate. The definitions for the line items included in the table below are set forth in the footnotes to the table on pages 216 and 217.

	2000 vs. 1999		
	Increase (decrease) due to		
	Net change	Change in average volume	Change in average rate
	(HK$ in millions)		
Interest income:			
Loans to customers	144	(611)	755
Loans to banks	1,019	(1,235)	2,254
Interest-earning securities	2,813	2,557	256
Other interest-earning assets	64	92	(28)
Total interest-earning assets	4,040	803	3,237
Interest expense:			
Deposits and balances of banks and financial institutions	(314)	(681)	367
Current, fixed, savings and other deposits of customers	3,090	808	2,282
Certificates of deposit issued	(48)	(73)	25
Other interest-bearing liabilities	86	235	(149)
Total interest-bearing liabilities	2,814	289	2,525
Net interest income	1,226	514	712

Net interest margin. Our net interest margin increased to 2.06% in 2000 from 1.93% in 1999. The increase in our net interest margin in 2000 was principally due to an increase in net interest income resulting from increasing spreads in our loans to banks and an increase in the volume of our interest-bearing securities, which was partially offset by the decrease in net spreads in our loans to customers.

Other operating income. Other operating income decreased 0.2% to HK$4,652 million in 2000 from HK$4,661 million in 1999.

The table below sets forth, for the years indicated, the principal components of our other operating income:

	Year ended December 31,	
	1999	2000
	(HK$ in millions)	
Fee and commission income		
Loan origination, syndication and documentary bill fees	1,464	1,588
Remittance services	229	255
Insurance commissions	169	140
Securities brokerage commissions	543	781
Asset management and trust services	2	21
Guarantee fees	70	58
Credit card fees	440	490
Other	719	641
Total fee and commission income	3,636	3,974
Fee and commission expenses	(600)	(972)
Net fee and commission income	3,036	3,002
Net realized and unrealized gain from other investments in securities	199	130
Net foreign exchange gain	987	845
Gross rental income from investment properties	132	125
Additional other operating income[1]	307	550
Total other operating income	4,661	4,652

(1) Consists principally of dividend income from investments in securities, net gain from other dealing activities, refunds from liquidation of employee retirement schemes, data and cheque processing service income.

Net fee and commission income remained essentially unchanged at HK$3,002 million in 2000 and HK$3,036 million in 1999. Although our fee and commission income increased 9.3% to HK$3,974 million in 2000 from HK$3,636 million in 1999, our fee and commission expenses increased 62.0% to HK$972 million in 2000 from HK$600 million in 1999. The increase in our fee and commission income was primarily due to an increase in the amount of fees received from (1) our retail operations, including securities brokerage commissions and remittance services, credit card and loan origination fees, and (2) our corporate operations, including loan origination and syndication fees as well as documentary bill service fees. The increase in our fee and commission expenses was principally a result of rebates made under our home mortgage fee rebate scheme, as well as an increase in fees paid to other banks under consortium banking arrangements.

Aggregate net gain from other investments in securities decreased 34.7% to HK$130 million in 2000 from HK$199 million in 1999 partly due to the decline in the market value of these investments.

Net foreign exchange gain decreased 14.4% to HK$845 million in 2000 from HK$987 million in 1999, due to moderate reductions in both customer and proprietary foreign exchange transactions.

Additional other operating income increased 79.2% to HK$550 million in 2000 from HK$307 million in 1999. This included increases in dividend income from investments in securities, data and cheque processing service income and refunds from liquidation of employee retirement schemes in 2000.

Operating income. As a result of the foregoing, our operating income increased 6.2% to HK$20,698 million in 2000 from HK$19,481 million in 1999.

Operating expenses. Operating expenses decreased 9.5% to HK$5,734 million in 2000 from HK$6,334 million in 1999. This was mainly due to decreases in staff and depreciation expenses, which was partially offset by an increase in expenses associated with the upgrading of our information technology infrastructure. Staff costs decreased 15.6% to HK$3,523 million in 2000 from HK$4,175 million in 1999. This was a result of general cost reduction measures which included a reduction in staff from 15,109 to 14,430 employees. Depreciation expenses decreased 15.6% to HK$514 million in 2000 from HK$609 million in 1999 as we decreased the total number of our branches and offices by 14 and made fewer equipment purchases. Information technology-related expenses increased 6.8% to HK$469 million in 2000 from HK$439 million in 1999 as we continued to upgrade our information technology infrastructure. Other operating expenses, which included certain information technology related expenses, increased 10.6% to HK$1,031 million in 2000 from HK$932 million in 1999 due to the general expansion of our operations.

Operating profit before provision. As a result of the foregoing, our operating profit before provisions increased 13.8% to HK$14,964 million in 2000 from HK$13,147 million in 1999.

Charge for bad and doubtful debts. Our charge for bad and doubtful debts decreased 13.8% to HK$8,593 million in 2000 from HK$9,966 million in 1999. This decrease was primarily due to a 40% decline in new provisions to HK$7,583 million in 2000 from HK$12,640 million in 1999 as a result of improving economic conditions in Hong Kong.

Operating profit after provisions. As a result of the foregoing, our operating profit after provisions increased 100.3% to HK$6,371 million in 2000 from HK$3,181 million in 1999.

Non-operating gains (losses). We had a non-operating gain of HK$5 million in 2000 compared to a non-operating gain of HK$590 million in 1999. Our non-operating gain in 2000 was principally due to the disposal of fixed assets and investment properties. Our non-operating gain in 1999 primarily consisted of a HK$562 million gain from the disposal of a non-banking subsidiary to a related party and a HK$183 million gain from the disposal of certain of our banking premises, a portion of which was sold to a related party.

These gains were partially offset by non-operating losses principally relating to, among others, a HK$99 million share of losses of certain associates and a HK$65 million provision for the impairment of held-to-maturity securities and investment securities.

Profit before taxation. As a result of the foregoing, our profit before taxation increased 69.1% to HK$6,376 million in 2000 from HK$3,771 million in 1999.

Taxation. Our profits tax increased to HK$1,178 million in 2000 from HK$550 million in 1999, primarily due to an increase in profits in 2000 and the end of the profits tax rebate program of 1999. Our tax liability in 1999 was also lowered by HK$226 million due to a tax rebate program in that year.

Profit attributable to shareholders. As a result of the foregoing, and after deductions for minority interests of HK$151 million in 2000 and HK$154 million in 1999, our profit attributable to shareholders increased 64.6% to HK$5,047 million in 2000 from HK$3,067 million in 1999.

Tax Rates

Hong Kong profits tax is assessed at the rate of 16% on our estimated assessable profits. Taxation on overseas profits is calculated on the estimated assessable profit at the rates prevailing in the countries in which the Group operated. Our effective tax rate, or our tax rate as a percentage of profit before taxation, was 14.6% in 1999, 18.5% in 2000 and 22.3% in 2001. Our effective tax rate in 1999 was reduced by a 10% special profits tax rebate by the Hong Kong government for taxes we paid for tax year 1997/98. This rebate reduced our tax liability by HK$226 million in 1999. Additionally, our effective tax rate in 1999, 2000 and 2001 was lowered as a result of taxation losses recognized as a result of our interest in certain special purpose partnerships. Our level of participation in these entities decreased in 2001, reducing the benefit of these transactions. In addition, our effective tax rate in 2001 was increased as a result of the disallowance of a proportion of our restructuring expenses of HK$937 million and the net loss of HK$1,241 million in connection with the revaluation of our fixed assets as deductions. Without giving effect to the 1999 special profits tax rebate and the losses related to these partnerships, our effective tax rate would have been 21.8% in 1999, 19.3% in 2000 and 22.8% in 2001. In addition, without giving effect to this disallowance of restructuring expenses and the net loss on the revaluation of fixed assets in 2001, our effective tax rate would have been 15.1%.

Summary Segmental Operating Results

Since the Restructuring and Merger, we have divided our operations into three lines of business for reporting purposes: retail banking, corporate banking and treasury operations. We derived our operating income principally from our retail banking, corporate banking and treasury operations. As we are in the process of restructuring our operations along the lines of our strategic business units, the segmental discussion presented below may not be indicative of the results of operations of our future business lines upon the completion of this restructuring. For the purposes of segmental reporting, we have grouped all of our customer deposits under retail banking, and all loans, except credit card loans, home mortgage loans granted under the personal name of the mortgagor and home ownership scheme loans, under corporate banking. Our treasury segment includes our money markets management operations, interbank funding and placement, our trading and investment portfolio, foreign exchange and other trading activities. Prior to the Restructuring and Merger effected on October 1, 2001, the business operations of the Group were not formally organised into separate business units. In particular, direct and indirect costs were not separately identified and measured for the retail banking and corporate banking business units. While we have prepared the information on operating income by business unit and product, it is not possible to derive meaningful operating expense information by business unit and accordingly, we have not presented this information. We have presented the information on the profit before taxation of our retail and corporate business units on a combined basis. See the section headed "Description of Our Assets and Liabilities — Classified Loans — Provisions and Write-Offs" for information on our write-offs for bad and doubtful debts by our retail and corporate banking business units.

We transfer funds internally between our lines of business and account for these transfers using an intersegmental fund transfer system. The internal funding of each of our business segments is coordinated through the transfer of available funds between them. These funds are borrowed and lent at interest rates that are meant to reflect the cost of funds had they been sourced through the inter-bank market. This allows us to determine the relative rate of return for each line of business as if it funded its lending and investment operations through external sources. Intersegment interest expense and interest income recognized through this transfer pricing mechanism are eliminated in our consolidated results of operations. However, the net interest income of each segment accounts for both the intersegment interest income generated from funds lent to other segments and the intersegment interest expense paid with respect to funds borrowed from other segments.

The following tables set forth, for the years indicated, the components of our operating profit for our retail and corporate lines of business:

	Retail		
	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions)		
Interest income	8,088	9,161	6,872
Intersegment interest income	31,501	36,563	23,263
Interest expense	(29,525)	(33,125)	(20,244)
Intersegment interest expense	(5,015)	(6,244)	(3,942)
Net interest income	5,049	6,355	5,949
Fees and commission income	1,969	2,234	2,172
Fees and commission expenses	(487)	(810)	(771)
Other operating income	80	73	107
Operating income	6,611	7,852	7,457

	Corporate		
	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions)		
Interest income	20,375	19,809	12,637
Intersegment interest income	118	126	83
Intersegment interest expense	(12,759)	(13,378)	(7,911)
Net interest income	7,734	6,557	4,809
Fees and commission income	1,667	1,740	1,413
Fees and commission expenses	(63)	(113)	(78)
Other operating income	17	180	82
Operating income	9,355	8,364	6,226

The following table sets forth, for the years indicated, the aggregate components of our profit before taxation of our combined retail and corporate operations:

	Aggregate Retail and Corporate Banking		
	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions)		
Operating income	15,966	16,216	13,683
Other operating expenses	(4,654)	(4,311)	(4,811)
Operating profit before provisions	11,312	11,905	8,872
Charge for bad and doubtful debts	(9,966)	(8,593)	(7,412)
Profit before taxation	1,346	3,312	1,460

The following table sets forth, for the years indicated, the components of our profit before taxation of our treasury operations:

	Treasury		
	Year ended December 31,		
	1999	2000	2001
	(HK$ in millions)		
Interest income	22,879	26,409	18,699
Intersegment interest income	18,624	20,816	12,712
Interest expense	(7,008)	(6,212)	(3,023)
Intersegment interest expense	(31,832)	(37,253)	(23,636)
Capital charge	(1,480)	(1,797)	(1,514)
Net interest income	1,183	1,963	3,238
Fees and commission expenses	(50)	(49)	(40)
Net gain on other investment securities	199	130	108
Foreign exchange gain, net	987	845	816
Other operating income	3	2	4
Operating income	2,322	2,891	4,126
Other operating expenses	(206)	(198)	(335)
Operating profit before and after provisions	2,116	2,693	3,791
Net gain disposal of held-to-maturity securities and investment securities	3	9	—
Write-back / (provision) for impairment in held-to-maturity securities and investment securities	(49)	(15)	23
Profit before taxation	2,070	2,687	3,814

Retail. Net interest income from our retail banking operations increased 25.9% to HK$6,355 million in 2000 from HK$5,049 million in 1999. This increase was principally the result of an increase in the volume of our retail loans and the effect of the higher interest rate on the benefit we derive from our non-interest bearing and lower cost deposits. Net interest income decreased 6.4% to HK$5,949 million in 2001. This decrease was primarily due to the effect of the lower interest rate on the benefit we derive from our non-interest bearing and lower cost deposits.

The size of our retail loan portfolio increased in 2000 and 2001, principally due to increases in the volume of our home ownership scheme loan portfolio. The growth of these loan portfolios reflects our increased focus on these markets. Although our margins on retail mortgage loans are generally lower than on our other loans, we believe that these loans offer good prospects for long term profitability, particularly given that historically a high percentage of these borrowers have serviced their debt obligations in a timely manner.

Our customer deposits fluctuated marginally in 2000 and 2001, which reflected the general trend for deposits in the Hong Kong banking industry. We do not distinguish our retail customer deposits from our corporate customer deposits and we categorize virtually all of our customer deposits as retail. We transferred the funds from these deposits to our corporate and treasury operations for lending and investment purposes. Consequently, we recorded significant intersegment interest income for our retail operations and significant intersegment interest expense for our corporate and treasury operations in 2000 and 2001. As a result, our historical results may not fully reflect the actual performance of our retail banking operations, particularly with respect to its profitability.

Our net retail fee and commission income decreased 1.6% to HK$1,401 million in 2001, principally as a result of a decrease in securities brokerage fees, partially offset by a decline in mortgage loan rebate expense and the successful launch of our investment fund sales programs. As part of our efforts to increase our margins and lessen the impact of interest rates and other market fluctuations on our operations, we have increasingly focused on expanding fee and commission income from each of our lines of business. Net retail fee and commission income decreased 3.9% in 2000 to HK$1,424 million from HK$1,482 million in 1999. Although we experienced volume-driven increases in securities and insurance brokerage commissions and remittance fees, as well as credit card and loan origination fees resulting from our increased marketing of these services, these increases were offset by higher retail fee and commission expenses, which increased 66.3% to HK$810 million in 2000 from HK$487 million in 1999. These expenses included rebates paid in connection with our mortgage rebate scheme that began in late 1999, as well as fees paid to other banks for performing corresponding remittance, as well as postage and telegram expenses.

Corporate. Net interest income from our corporate banking operations decreased 15.2% to HK$6,557 million in 2000 from HK$7,734 million in 1999. Net interest income further decreased 26.7% to HK$4,809 million in 2001. These decreases were principally due to a decline in the volume of our corporate loans and narrowing spreads for our loans to customers as a result of adverse economic and market conditions prevailing in Hong Kong during 2001.

We derive a majority of our corporate interest income from loans to enterprises concentrated in the property investment, property development, wholesale and retail trade, manufacturing and trade finance sectors. As a result, our corporate interest income is affected to a significant extent by economic events and market trends that impact loan volumes to these borrowers. In particular, the 1997 Asian financial crisis and the economic downturn in Hong Kong which continued through the first half of 1999 adversely affected the business operations of many of these borrowers and, as a result, their demand for financing. In addition, corporate loan volumes were also affected by, among other factors, competitive pressures that these borrowers face from enterprises in Mainland China. The wholesale and retail trade sector in Hong Kong has experienced steady contraction since 1997, as consumers increasingly purchased goods in neighboring cities in Mainland China. The import and export sector in Hong Kong has also generally experienced a decline. Furthermore, the manufacturing sector in Hong Kong faces competition from Mainland China enterprises with lower labor and other operating costs. Moreover, as a significant majority of our corporate borrowers collateralize their loans with real property, significant decreases in Hong Kong property values reduce the value of their collateral and restrict their ability to borrow. For further discussion of the risks associated with our loan portfolio, see the sections headed "Description of Our Assets and Liabilities — Assets — Foreign Exposure" and "Description of Our Assets and Liabilities — Assets — Non-Performing Loans — Provisions and Write-offs by Borrower Type".

Our corporate fee and commission income consists of loan origination and syndication fees, as well as fees for letter of credit and other services. This income is largely affected by the volume of our new corporate loans as well as the overall level of banking activities of our customers. Net corporate fee and commission income increased 1.4% to HK$1,627 million in 2000 from HK$1,604 million in 1999, and decreased 17.9% to HK$1,335 million in 2001. The increase in 2000 was primarily due to an increase in the amount of fees received for loan syndications, which was partially offset by an increase in fees paid to other banks under consortium banking arrangements. The decrease in 2001 principally reflected a decline in loan origination fees as a result of a decline in loan volumes and a decline in syndication fees, as well as a decline in letter of credit services fees.

Corporate fee and commission expenses increased 79.4% to HK$113 million in 2000 from HK$63 million in 1999, and decreased 31.0% to HK$78 million in 2001. The increase in 2000 was primarily due to an increase in fees paid to other banks under consortium banking arrangements. The decrease in 2001 was the result of a decrease in consortium banking arrangement fees.

Treasury. Treasury net interest income increased 66% to HK$1,963 million in 2000 from HK$1,183 million in 1999, and increased 65% to HK$3,238 million in 2001. These increases were primarily due to an increase in our net spread in loans to banks and a shift to higher yielding interest-earnings securities.

Our treasury operations earn foreign exchange gains through both customer and proprietary foreign exchange trading. Foreign exchange gains decreased 14.4% to HK$845 million in 2000 from HK$987 million in 1999 because significant arbitrage opportunities that had existed in prior years. In addition, there was a decrease in foreign exchange transactions by our customers. Similarly, foreign exchange gains decreased 3.4% in 2001 primarily due to a decrease in foreign exchange transactions by our customers.

As a result of the foregoing, our treasury operating profit increased 24.5% to HK$2,891 million in 2000 from HK$2,322 million in 1999 and increased 42.7% to HK$4,126 million in 2001.

FINANCIAL POSITION

Assets

Total Assets. Our total assets at December 31, 2001 were HK$766,140 million, which was an 8.7% decrease from HK$839,370 million at December 31, 2000. This decrease was primarily due to a decrease in the volume of our advances and placements with banks and other financial institutions and a decrease in our cash and short term funds. Our total assets at December 31, 2000 increased 8.6% from HK$772,954 million at December 31, 1999. This increase was principally due to an increase in our placements with banks and other financial institutions, an increase in the volume of our securities portfolio and an increase in the volume of our advances.

Placements with Banks and Other Financial Institutions. Placements with banks and other financial institutions are principally short term loans that mature between one and twelve months. Our placements with banks and other financial institutions at December 31, 2001 were HK$80,773 million, which was a 25.5% decrease from HK$108,414 million at December 31, 2000. This decrease was principally due to a decline in deposits by BOC and our fellow subsidiaries and associates with us as well as our reallocation of funds to securities investments. Our placements with banks and other financial institutions at December 31, 2000 were HK$108,414 million, which was a 46.2% increase from HK$74,134 million in 1999. We increased our placements with banks and other financial institutions in 2000 because we had an increase in deposits and balances of banks and other financial institutions and an increase in customer deposits.

Advances and Other Accounts. Our advances and other accounts consist of loans to customers, loans to banks (consisting of loans maturing over 12 months) and other financial institutions, and accrued interest, net of provisions for bad and doubtful debts. Our advances and other accounts at December 31, 2001 were HK$308,108 million, which was a 5.4% decrease from HK$325,569 million at December 31, 2000. This decrease was principally due to the decrease in our corporate loans to sectors such as property investment, wholesale and retail trade, import and export and manufacturing. Our advances at December 31, 2000 were

HK$325,569 million, which was a 2.5% increase from HK$317,556 million in 1999. This increase was primarily due to an increase in the volume of our portfolio of home mortgage loans and home ownership scheme loans. See the section headed "Description of Our Assets and Liabilities — Assets — Loans to Customers — Loan Concentration by Borrower Type".

Securities Holdings. Our securities holdings consist of treasury bills, certificates of deposit held, held-to-maturity securities, investment securities and other investments in securities. See notes 16, 18, 19, 20, 21 to the Accountants' Report set out in Appendix I. We have been increasing our securities investment since 1999 in order to benefit from the higher yields offered by these securities. In particular, our securities holdings were HK$145,586 million at December 31, 2001, HK$122,177 million at December 31, 2000 and HK$94,874 million at December 31, 1999.

Liabilities

Total Liabilities. Our total liabilities at December 31, 2001 were HK$712,904 million, which was a 11.4% decrease from HK$804,493 million at December 31, 2000. Our total liabilities at December 31, 2000 increased 8.6% from HK$740,492 million in 1999. Fluctuations in the amount of our total liabilities for the periods described above are primarily due to changes in the level of deposits and balances of banks and other financial institutions with us and changes in the level of our customer deposits.

Deposits and Balances of Banks and Other Financial Institutions. Deposits and balances of banks and other financial institutions with us at December 31, 2001 were HK$55,295 million, which was a 57.4% decrease from HK$129,766 million at December 31, 2000. This decrease was principally due to a decline in Hong Kong dollar deposits with us by BOC and our fellow subsidiaries and associates. Deposits and balances of banks and other financial institutions with us at December 31, 2000 increased 33.7% from HK$97,081 million in 1999. Deposits by BOC and our fellow subsidiaries and associates with us have historically accounted for a substantial portion of our deposits and balances of banks and other financial institutions. As a result, changes in the level of deposits by BOC and our fellow subsidiaries and associates with us have largely accounted for the fluctuations in the amount of deposits and balances of banks and other financial institutions with us for the periods described above.

Customer Deposits. Our customer deposits at December 31, 2001 were HK$606,428 million, which was a 2.9% decrease from HK$624,726 million at December 31, 2000. Our customer deposits at December 31, 2000 increased 6.0% from HK$589,421 million at December 31, 1999. These changes in the level of our customer deposits reflected the general trends prevailing in the Hong Kong banking industry.

Shareholders' Funds

Shareholders' Funds. The following table sets forth, for the years indicated, the components of our total shareholders' funds, the movements in our reserves for each year and the effect of these movements on our shareholders' funds:

	Share capital[(2)]	Reserves	Total shareholders' funds
	(HK$ in millions)		
At January 1, 1999	52,864	(23,136)	29,728
Profit for the year	—	3,067	3,067
Dividends paid[(1)]	—	(659)	(659)
Remittance of profits by the Merging Branches	—	(2,911)	(2,911)
Capital contributions from BOC	—	1,781	1,781
At December 31, 1999	52,864	(21,858)	31,006
At January 1, 2000	52,864	(21,858)	31,006
Exchange differences	—	3	3
Profit for the year	—	5,047	5,047
Dividends paid[(1)]	—	(858)	(858)
Remittance of profits by the Merging Branches	—	(2,171)	(2,171)
Capital contributions from BOC	—	318	318
At December 31, 2000	52,864	(19,519)	33,345
At January 1, 2001	52,864	(19,519)	33,345
Exchange differences	—	(2)	(2)
Profit for the year	—	2,768	2,768
Dividends paid[(1)]	—	(542)	(542)
Remittance of profits by the Merging Branches	—	(3,034)	(3,034)
Capital contributions from BOC	—	8,068	8,068
Revaluation of properties	—	11,567	11,567
At January 31, 2001	52,864	(694)	52,170

(1) Includes both interim and final dividends. See note 32 to the Accountant's Report set out in Appendix I.

(2) All of the shares issued as part of the Restructuring and Merger, including the shares issued with respect to this capitalization, are deemed to have been issued on January 1, 1999.

Our shareholders' funds increased 56.5% to HK$52,170 million in 2001 from HK$33,345 million in 2000 due to (i) a HK$11,567 million upward adjustment in our property revaluation reserve as the result of the revaluation of certain of our real property assets in connection with a change in our accounting policies in 2001, and (ii) HK$8,068 million in capital contributions by BOC. As part of the Restructuring and Merger, BOC effectively capitalized certain balances payable to it by the Merging Branches and the Undertaking of Hua Chiao. The benefit of the capitalization to the Merging Branches and the Undertaking of Hua Chiao is accounted for as a capital contribution. The capital contributions from BOC in 1999 and 2000 consisted largely of proceeds from the sale of interests in BOC Insurance and dividends from BOC Insurance.

Minority Interests. Our consolidated financial statements reflect minority interests in subsidiaries of HK$1,066 million at December 31, 2001, HK$1,532 million at December 31, 2000, and HK$1,456 million at December 31, 1999. Minority interests in subsidiaries represent the ownership interest by entities other than us in subsidiaries whose financial results are combined with our financial results upon consolidation.

Off-Balance Sheet Exposure

Our off-balance sheet exposure consists of guarantees and documentary credits pursuant to which we are exposed to contingent liability, and derivative and other foreign exchange, interest rate and bullion contracts. Substantially all of these instruments were in the "pass" and "special mention" categories at December 31, 2001 and our general provisions with respect to these instruments were sufficient for our exposure.

Our 1999 sale of loans to a subsidiary of BOC is not subject to puts, options or other contractual or contingent recourse to us.

Contingent Liabilities

As part of our commercial banking activities, we issue guarantees and documentary credits, such as letters of credit, and other instruments which constitute contingent liabilities. The substantial majority of our counterparties with respect to these instruments are trade finance customers.

The following table sets forth, at the dates indicated, a summary of the contractual amounts of each significant category of these instruments:

	At December 31,		
	1999	2000	2001
	HK$	HK$ (in millions)	HK$
Direct credit substitutes[1]	7,656	5,515	1,967
Transaction-related contingencies[2]	3,189	3,528	2,273
Trade-related contingencies[3]	26,672	22,088	16,391
Other commitments[4]			
— under one year or which are unconditionally cancelled	81,527	86,072	84,497
— with an original maturity over 1 year	24,120	24,733	43,879
Forward-forward deposits placed	1,676	6,988	11,872
Others	145	115	88
Total	144,985	149,039	160,967

(1) Consists of irrevocable off-balance sheet obligations which carry the same credit risk as a direct extension of credit where we have undertaken to repay the financial obligation of a customer upon default. These include guarantees, confirmations of letters of credit, standby letters of credit serving as financial guarantees for loans, securities and other financial liabilities and certain liabilities arising from acceptances on discounted accommodation bills.

(2) Contingent liabilities arising from an irrevocable obligation to pay a beneficiary when a customer fails to perform a contractual, non-financial obligation. These include those arising from performance bonds, bid bonds, warranties and standby letters of credit relating to a particular transaction.

(3) Contingent liabilities arising from trade-related obligations. These include letters of credit issued, acceptances on trade bills, shipping guarantees issued and any other trade-related contingencies.

(4) Undrawn portion of any binding arrangements which obligate us to provide funds at a future date, including any revolving or undated/open-ended commitments, such as overdrafts or unused credit card lines.

Foreign Exchange, Interest Rate and Bullion Contracts

We execute foreign exchange transactions for our customers and for our own account. Our foreign exchange contracts arise out of spot and forward foreign exchange transactions with corporate and retail customers and inter-bank counterparties. We charge a margin over the exchange rate offered on customer transactions and a spread between the purchase rate and the sale rate on inter-bank transactions. We may also take a position on trades executed by our customers. We also execute interest rate swaps for hedging interest rate risk exposure created by our security portfolio, as well as bullion transactions for our customers and for our own account. The substantial majority of these transactions are executed on behalf of customers. For further information, see the section headed "Business — Our Principal Business Activities — Treasury Operations — Foreign Exchange".

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange, interest rate and bullion contracts, at the dates indicated and the percentage that such amounts constitute of our shareholders' funds:

	At December 31,											
	1999				2000				2001			
	Trading	Hedging	Total	Total as a % of shareholders' Funds	Trading	Hedging	Total	Total as a % of shareholders' Funds	Trading	Hedging	Total	Total as a % of shareholders' Funds
	(HK$ in millions)											
Exchange rate contracts												
Spot	8,662	—	8,662	27.9%	41,629	—	41,629	124.8%	18,766	—	18,766	36.0%
Forwards and futures	2,197	—	2,197	7.1%	22,825	—	22,825	68.5%	3,224	—	3,224	6.2%
Swaps	110,087	3,038	113,125	364.9%	139,351	3,573	142,924	428.6%	124,585	4,688	129,273	247.8%
Options purchased	634	—	634	2.0%	706	—	706	2.1%	2,195	—	2,195	4.2%
Options written	1,026	—	1,026	3.3%	2,628	—	2,628	7.9%	19,850	—	19,850	38.1%
Interest rate contracts												
Swaps	300	3,078	3,378	10.9%	516	6,379	6,895	20.7%	60	10,088	10,148	19.5%
Forward rate agreements	—	—	—	—	—	—	—	—	1,280	—	1,280	2.5%
Bullion contracts	405	—	405	1.3%	446	—	446	1.3%	545	—	545	1.0%

The risk management department is responsible for market risk control relating to the derivative contracts in our trading book. We identify the risk with respect to each such contract by breaking it down into its various components and determining the market value and identifying the level of market risk with respect to each component. The market risk with respect to the main components are then evaluated on a consolidated basis to determine the risk with respect to the particular contract. We use designated market risk control software to facilitate our continuous risk monitoring. We believe that our derivative risk management has been effective in identifying and evaluating the overall risk relating to the derivative contracts in our trading book. The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures which do not take into account the effects of bilateral netting arrangements are set forth below. Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations). The credit risk weighted amount expresses the amount of the contract at risk based on the credit characteristics of the counterparty, the maturity and other characteristics of the contract.

	At December 31,					
	1999		2000		2001	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
	(HK$ in millions)					
Contingent liabilities and commitments	N.A.	25,083	N.A.	22,388	N.A.	29,490
Exchange rate contracts	532	382	791	534	457	407
Interest rate contracts	187	42	204	48	99	37
Bullion contracts	11	4	3	3	6	5
	730	25,511	998	22,973	562	29,939

Liquidity

We finance our lending and investment operations principally through customer deposits and deposits and balances of banks and other financial institutions, which are primarily short term in nature. Of our total liabilities, 87.9% or HK$626,490 million mature at three months or less. Although 46.7% or HK$357,565 million of our assets mature beyond three months, we believe that our funding operations ensure both a stable source of funds and effective liquidity management. We believe that sufficient sources of short term funds are available in the inter-bank lending and customer deposit markets to allow us to meet our funding needs and service our liabilities for the foreseeable future. For additional discussion of our short term liabilities and sources of funds, see the section headed "Description of Our Assets and Liabilities — Liabilities and Sources of Funds".

Capital Expenditures

Capital expenditures decreased 20.0% to HK$316 million in 2000 from HK$395 million in 1999. This decrease was primarily due to a decrease in expenditures on premises and other fixed assets such as motor vehicles, furniture, fixtures, equipment and IT related assets. Capital expenditures on premises decreased 20.9% to HK$106 million in 2000 from HK$134 million in 1999 primarily because we made fewer expenditures on premises. We will continue to review our need for offices and branches throughout our markets on an ongoing basis and consolidate or expand our branch network as necessary. Capital expenditures associated with leasehold improvements decreased to HK$9 million in 2000 from HK$10 million in 1999. Capital expenditures for motor vehicles, furniture, fixtures, equipment and IT related assets decreased 19.5% in 2000 to HK$210 million in 2000 compared to HK$261 million in 1999. IT related capital expenditures decreased 18.8% to HK$143 million in 2000 from HK$176 million in 1999. Capital expenditures in 1999 also reflected expenditures for back office processing centers.

Capital expenditures increased 353% in 2001 to HK$1,433 million from HK$316 million in 2000. Capital expenditures in 2001 included HK$1,147 million on premises which included our purchase of additional premises for certain back-office operations. In addition, we also spent HK$286 million on other assets such as fixtures, equipment, furniture, motor vehicles and IT related assets. Capital expenditures on IT related assets increased 33.6% in 2001 to HK$191 million as we upgraded our IT systems in connection with the Restructuring and Merger.

We intend to make approximately HK$2,300 million in capital expenditures through 2004, including HK$1,100 million on enhancing and replacing existing computer systems as well as building a data warehouse that will provide customer information, operational statistics and credit analyses. In addition, we expect spend approximately HK$95 million to build additional electronic banking centers and ATMs throughout Hong Kong in order to strengthen our competitiveness and meet our customers' needs. We intend to finance these capital expenditures through cash generated by our operations.

Capital Commitments

We do not have any material contractual obligations or commercial commitments, including long term debt, rental commitments, operating lease commitments, purchase obligations or other capital commitments, other than as set out in notes 36 and 37 to the Accountants' Report set out in Appendix I.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our primary sources of interest rate risk are mismatches in the maturities or repricing periods of interest rate sensitive assets and liabilities and variations in ranges of interest rate changes. We use gap analysis to measure our exposure to interest rate risk. Our exposure to interest rate risk is primarily managed by our treasurer, who formulates and implements the interest rate risk management policies, and the asset and liability management committee, which approves these policies and establishes our overall target level of interest rate risk exposure. For a more detailed discussion of our interest rate risk, see the section headed "Business — Risk Management — Market Risk — Interest Rate Risk".

The following table sets forth our asset and liability interest rate gap position and sensitivity to interest rate movements at December 31, 2001:

	At December 31, 2001[1][2]					
	Within 3 months	After 3 months and within 1 year	After 1 year and within 5 years	After 5 years	Non interest-bearing	Total
	(HK$ in millions, except for percentages)					
Assets						
Cash	—	—	—	—	3,240	3,240
Loans to banks	227,612	27,132	—	—	519	255,263
Loans to customers						
Corporate	201,051	8,552	342	31	6,433	216,409
Retail	105,871	134	118	78	428	106,629
Provision for bad and doubtful debts	—	—	—	—	(17,114)	(17,114)
Interest-earning securities[3]	84,368	28,916	29,013	3,197	—	145,494
Non-interest-earning securities[4]	—	—	—	—	147	147
Provision for impairment in value of securities	—	—	—	—	(55)	(55)
Other assets	52	—	—	—	56,075	56,127
Sub-total	618,954	64,734	29,473	3,306	49,673	766,140

	At December 31, 2001[1][2]					
	Within 3 months	After 3 months and within 1 year	After 1 year and within 5 years	After 5 years	Non interest-bearing	Total
	(HK$ in millions, except for percentages)					
Liabilities and Shareholders' Equity						
Deposits and balances of banks and other financial institutions	53,219	1,665	—	—	411	55,295
Savings accounts	184,288	—	—	—	—	184,288
Fixed deposits	367,965	30,915	179	—	—	399,059
Current accounts	149	—	—	—	18,490	18,639
Other customer accounts	2,321	1,327	794	—	—	4,442
Certificates of deposits issued[3]	5,000	—	—	—	—	5,000
Other liabilities	1,215	598	—	—	45,434	47,247
Shareholders' equity	—	—	—	—	52,170	52,170
Sub-total	614,157	34,505	973	—	116,505	766,140
Net effect of off-balance sheet items (assets or liabilities)	7,738	1,598	(4,079)	(4,064)	—	1,193
Interest rate repricing gap[5]	12,535	31,827	24,421	(758)	(66,832)	1,193
Cumulative interest rate repricing gap	12,535	44,362	68,783	68,025	1,193	
Sensitivity per:[6]						
500 basis points increase	627	1,591	1,221	(38)		3,401
500 basis points decrease	(627)	(1,591)	(1,221)	38		(3,401)
100 basis points increase	125	318	244	(8)		679
100 basis points decrease	(125)	(318)	(244)	8		(679)
50 basis points increase	63	159	122	(4)		340
50 basis points decrease	(63)	(159)	(122)	4		(340)

(1) Assets, liabilities and net effect of off-balance sheet items are classified into the applicable categories based on residual maturity or repricing date, whichever is earlier.

(2) Items that neither mature nor reprice are included in the "non-interest-earning" category. These include shareholders' equity, fixed assets, provision for bad and doubtful debts and provision for impairment in value of securities.

(3) Given our asset and liability position at December 31, 2001, we believe that hypothetical changes in interest rates will primarily affect the fair value or cash flow of our interest-earning securities.

(4) Non-interest-earning securities include equity securities of HK$134 million, of which HK$101 million are unlisted securities and HK$33 million are listed securities. No sensitivity analysis on the hypothetical changes in market prices has been prepared as the impact of changes will not be material.

(5) Equal to the sum of total assets and net effect of off-balance sheet items (assets or liabilities) minus total liabilities and shareholders' equity.

(6) The sensitivity analysis above sets forth, for the repricing period indicated, the impact of changes in interest rates on the net interest income of the total portfolio. For example, if interest rates increased by 100 basis points, we expect that the net interest income of the total portfolio within three months at December 31, 2001 would increase by HK$125 million. This sensitivity analysis is for risk management purposes and assumes that no other changes were made to the portfolio. Actual changes in the net interest income may vary from the model.

Exchange Rate Risk. We are exposed to exchange rate risk as a result of foreign exchange transactions conducted by the treasury department and currency exposures originating from other general banking activities such as foreign exchange deposits and loans. We manage exchange rate risk primarily through hedging activities in the inter-bank markets. Our risk management department monitors our foreign exchange exposure and loss limits on a daily basis. See the section headed "Business — Risk Management — Market Risk — Exchange Rate Risk" for a more detailed discussion of our exchange rate risk.

The following table sets forth the impact of changes in exchange rates on each major foreign currency net position of our assets and liabilities at December 31, 2001:

	At December 31, 2001[1]						
	AUD	NZD	GBP	JPY	USD	Other Currencies	Net Position
	(HK$ in millions)						
Total assets	29,939	15,378	21,226	14,262	267,997	34,839	383,641
Total liabilities	29,918	15,344	21,204	14,271	258,954	34,666	374,357
Net open position[2]	21	34	22	(9)	9,043	173	9,284
Sensitivity per:[3]							
500 basis points increase	1	1.7	1.1	(0.45)	452	8.65	464
500 basis points decrease	(1)	(1.7)	(1.1)	0.45	(452)	(8.65)	(464)
100 basis points increase	0.21	0.34	0.22	(0.09)	90.43	1.73	92.84
100 basis points decrease	(0.21)	(0.34)	(0.22)	0.09	(90.43)	(1.73)	(92.84)
50 basis points increase	0.11	0.17	0.11	(0.05)	45.22	0.87	46.43
50 basis points decrease	(0.11)	(0.17)	(0.11)	0.05	(45.22)	(0.87)	(46.43)

(1) Foreign currency amounts are translated into Hong Kong dollar amounts based on the applicable exchange rates at December 31, 2001.

(2) Equal to total assets minus total liabilities.

(3) The sensitivity analysis above sets forth the impact of changes in exchange rates on each major foreign currency net position of the total portfolio. For example, if exchange rates increased by 100 basis points, we expect that the net asset value of the total portfolio for U.S. dollars at December 31, 2001 would increase by HK$90.4 million. This sensitivity analysis is for risk management purposes and assumes that no other changes were made to the portfolio. Actual changes in the foreign currency position may vary from the model.

Capital Adequacy

The internationally accepted capital adequacy framework proposed by the Basel Committee in 1988 has been applied in Hong Kong since late 1989. The Banking Ordinance requires licensed banks, such as BOCHK, restricted licence banks and deposit-taking companies incorporated in Hong Kong to maintain a minimum capital adequacy ratio of 8.0%. Under Section 98 of the Banking Ordinance, banks which are not incorporated in Hong Kong need not comply with the capital adequacy requirements. Prior to the Restructuring and Merger, only four of the member banks of the BOC HK Group (Po Sang, Hua Chiao, Nanyang and Chiyu) were incorporated in Hong Kong and were therefore required to comply with the capital adequacy requirements under Section 98 of the Banking Ordinance. See the section headed "Supervision and Regulation — Principal Obligations of Licensed Banks — Capital Adequacy" for a description of the Hong Kong Monetary Authority's capital adequacy guidelines.

The following table sets forth details of our core and supplementary capital and capital adequacy ratios in accordance with the Hong Kong Monetary Authority's guidelines at December 31, 2001. As the Hong Kong branches of the Transferring Banks (excluding

Hua Chiao) were not required to maintain minimum levels of capital prior to the Restructuring and Merger, a comparison of the capital adequacy ratio and capital base for 1999 and 2000 is not meaningful and, accordingly, is not presented.

	At December 31, 2001
	(HK$ in millions)
Core capital:	
Paid up ordinary share capital	43,043
Reserves	9,541
Total core capital	52,584
Eligible supplementary capital:	
General provisions for bad and doubtful debts	4,943
Total capital base before deductions	57,527
Deductions from total capital base	(979)
Total capital base after deductions	56,548
Capital adequacy ratio at December 31, 2001	14.38%
Adjusted capital adequacy ratio incorporating market risk exposure at December 31, 2001	14.57%

INDEBTEDNESS

At the close of business on May 31, 2002, being the latest practicable date prior to the printing of this prospectus for the purpose of this indebtedness statement, the Group had the following indebtedness:

(a) HK$5,000 million floating rate negotiable Hong Kong dollar certificates of deposit, which will become due in July 2002;

(b) deposits and money market takings from customers and other banks accepted by our principal subsidiaries, BOCHK, Nanyang and Chiyu, in the normal course of their respective banking business; and

(c) direct credit substitutes, transaction-related contingencies, trade-related contingencies and other commitments that arose from the normal course of banking business carried out by the Group.

Except as otherwise disclosed in this prospectus and apart from intragroup liabilities, none of the companies within the Group had outstanding at the close of business on May 31, 2002, any mortgages, charges, debentures or other loan capital (issued or agreed to be issued), bank overdrafts, loans, liabilities under acceptance or other similar indebtedness, hire purchase and finance lease commitments or any guarantees or other material contingent liabilities.

PRACTICE NOTE 19 OF THE LISTING RULES

In the normal course of business, we enter into money market transactions with banks, on normal commercial terms. These transactions may also be carried out with BOC, our ultimate controlling shareholder. During the three years ended December 31, 2001, the net aggregate balances arising from money market transactions with banks exceeded 25% of the net assets of the Group. At December 31, 2001, the net aggregate balances due from BOC of HK$37,385 million and guarantees of HK$297 million exceeded 25% of the net assets of the Group.

Our large exposures are reported to the Hong Kong Monetary Authority on a regular basis in accordance with the requirements of the Banking Ordinance.

PROFIT FORECAST

The Directors believe that, on the bases and assumptions set out in Appendix III and in the absence of unforeseen circumstances, our consolidated profit attributable to shareholders for the year ending December 31, 2002 is unlikely to be less than HK$6,281 million. The Directors are currently not aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending December 31, 2002.

Assuming that the 10,572,780,266 Shares in issue prior to the Global Offering were in issue throughout the year ending December 31, 2002, the forecast earnings per Share for the year ending December 31, 2002 is HK$0.594, representing a price/earnings multiple of 11.7 times and 16.0 times if the Offer Price is HK$6.93 per Offer Share and HK$9.50 per Offer Share, respectively. The calculation takes no account of any Shares which may be issued upon the exercise of options granted under the Share Option Scheme or the Sharesave Plan or which may be issued or repurchased pursuant to the Issue Mandate or the Repurchase Mandate, as the case may be, as referred to in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in Appendix VI.

DIVIDEND POLICY

We may pay dividends out of our distributable profits in accordance with Hong Kong law generally and the Articles of Association. Further details are set out in the section headed "Dividends" in Appendix V.

The declaration of dividends is subject to the discretion of the Board of Directors and any final dividend for a financial year is subject to shareholders' approval. Whether any dividends will be declared or paid and the amounts of dividends actually paid to holders of Shares will depend upon a number of factors, including:

- our financial results;
- regulatory requirements;
- capital requirements;
- shareholders' interests; and
- any other factors considered relevant by the Board of Directors.

Dividends will be declared in Hong Kong dollars. Holders of ADSs will be entitled to receive dividends payable in respect of Shares underlying the ADSs. The Depositary will convert the Hong Kong dollar dividend payments into U.S. dollar dividend payments and distribute them to holders of ADSs, net of conversion expenses of the Depositary.

The Board of Directors may declare interim dividends at any time in accordance with the Articles of Association. The Board of Directors anticipates that in the subsequent financial years, subject to our financial performance, we will pay two dividends, if any, in respect of each financial year with interim and final dividends payable in September and April, respectively.

On June 28, 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the Share Consolidation) or HK$0.183 per Share (taking into account the Share Consolidation) with respect to the period from January 1, 2002 to June 18, 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated by our operations.

In the absence of unforeseen circumstances, the Board of Directors intends to recommend a final dividend in respect of the year ending December 31, 2002, payable in or around April 2003. The Board of Directors intends to set an initial dividend payout ratio of approximately 60% to 70% of our profit attributable to shareholders with respect to the year ending December 31, 2002. As we would not have been listed for the whole of the year ending December 31, 2002, such dividend payment will be pro rated based on the period from the date of listing to December 31, 2002.

We have no agreement with BOC or BOC (BVI) regarding the payment of dividends on Shares.

We believe that our dividend policy allows us to maintain a sufficient capital adequacy ratio and fulfill our strategic objectives.

Under current Hong Kong law, we are not required to withhold any tax in respect of any dividends paid.

DISTRIBUTABLE RESERVES

We had no reserves available for distribution to our shareholders at December 31, 2001. See the sections headed "— Dividend Policy" and "— Overview — Basis of Preparation and Critical Accounting Policies" for further information.

ADJUSTED NET TANGIBLE ASSETS

The following statement of adjusted net tangible assets of the Group is based on the audited consolidated net tangible assets of the Group as at December 31, 2001, as shown in the Accountants' Report set out in Appendix I, adjusted as described below:

	(HK$ in millions)
Consolidated net tangible assets of the Group as at December 31, 2001	52,170
Unaudited profit attributable to shareholders for the four months ended April 30, 2002	2,379
Dividends approved on June 28, 2002 in respect of the period from January 1, 2002 to June 18, 2002[1]	(1,935)
Adjusted net tangible assets (after dividends)[1]	52,614
Adjusted net tangible asset value per Share (after dividends)[2]	4.98
Adjusted net tangible assets (before dividends)	54,549
Adjusted net tangible asset value per Share (before dividends)[2]	5.16

(1) On June 28, 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the Share Consolidation) or HK$0.183 per Share (taking into account the Share Consolidation) with respect to the period from January 1, 2002 to June 18, 2002. The total amount of this special dividend was HK$1,935 million.

(2) The adjusted net tangible asset value per Share before and after dividends have been arrived at after the adjustments referred to above and on the basis of 10,572,780,266 Shares being in issue immediately following the completion of the Global Offering without taking into account any Shares which may be issued upon the exercise of options granted under the Share Option Scheme or the Sharesave Plan or which may be issued or repurchased pursuant to the Issue Mandate or the Repurchase Mandate, as the case may be.

NO MATERIAL ADVERSE CHANGE

Save as disclosed in this prospectus, the Directors believe that there has been no material adverse change in the financial or trading position or prospects of the Group since December 31, 2001.

WAIVER

Paragraph 36 ("**Paragraph 36**") of Appendix 1A of the Listing Rules requires this prospectus to include a statement by the Directors that in their opinion the working capital available to the Group is sufficient or, if not, how it is proposed to provide the additional working capital thought by the directors to be necessary. We are of the view that the traditional concept of "working capital" does not apply to banking and credit card businesses. Furthermore, our banking subsidiaries are required to meet minimum capital adequacy and liquidity requirements under the Banking Ordinance as well as under the guidelines issued by the Hong Kong Monetary Authority, and to regularly report their capital adequacy and liquidity positions. In view of the above, we have applied to the Stock Exchange and have obtained a waiver from strict compliance with the requirements of Paragraph 36 by not having to include a working capital statement to be made by the Directors in this prospectus.

FUTURE PLANS

See the sections headed "Business — Our Strategy" and "Business — Our Principal Business Activities — Our Mainland China Related Business and Initiatives" for a detailed description of our future plans.

PROCEEDS OF THE GLOBAL OFFERING

The Selling Shareholder will receive all of the net proceeds of the Global Offering which (after deducting the commissions and the estimated expenses payable by the Selling Shareholder in connection with the Global Offering and without taking into account the Retail Discount, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$9.50 per Offer Share, being the maximum Offer Price) are estimated to be approximately HK$20,764 million (or approximately HK$23,918 million if the Over-allotment Option is exercised in full).

We will not receive any of the proceeds from the Global Offering.

HONG KONG UNDERWRITERS

BOCI Asia Limited

Goldman Sachs (Asia) L.L.C.

UBS Warburg a business group of UBS AG

BNP Paribas Peregrine Securities Limited

China Everbright Capital Limited

CLSA Limited

The Hongkong and Shanghai Banking Corporation Limited

BCOM Securities Company Limited

CEF Capital Limited

Celestial Capital Limited

China Insurance Group Securities Limited

Core Pacific-Yamaichi International (H.K.) Limited

CSC Securities (HK) Limited

Dao Heng Securities Limited

DBS Asia Capital Limited

First Shanghai Securities Limited

Grand Cathay Securities (Hong Kong) Limited

Guotai Junan Securities (Hong Kong) Limited

Hang Seng Securities Limited

ICEA Capital Limited

Ka Wah Capital Limited

KGI Asia Limited

Kingsway SW Securities Limited

Shenyin Wanguo Capital (H.K.) Limited

South China Securities Limited

Sun Hung Kai International Limited

Tai Fook Securities Company Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

The Hong Kong Public Offering

Hong Kong Underwriting Agreement

Pursuant to the Hong Kong Underwriting Agreement, the Selling Shareholder is offering the Hong Kong Offer Shares for sale to the public in Hong Kong, on and subject to the terms and conditions of this prospectus and the Application Forms. Subject to the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares being offered pursuant to the Global Offering and to certain other conditions set out in the Hong Kong

Underwriting Agreement, the Hong Kong Underwriters have agreed, severally and not jointly, to purchase or procure purchasers for the Hong Kong Offer Shares being offered in the Hong Kong Public Offering, on and subject to the terms and conditions of this prospectus and the Application Forms.

Grounds for termination by the Hong Kong Underwriters

The Joint Global Coordinators (on behalf of themselves and the Hong Kong Underwriters) may in their absolute discretion (after consultation with BOC, the Selling Shareholder and us, to the extent practicable) terminate the Hong Kong Underwriting Agreement, by notice to BOC, the Selling Shareholder and us, if at any time at or prior to 6:00 a.m. on the date on which dealings in the Shares on the Stock Exchange commence:

(a) there has come to the notice of any of the Joint Global Coordinators or the Hong Kong Underwriters after the date of the Hong Kong Underwriting Agreement:

(i) that any statement contained in this prospectus and the Application Forms was or has become untrue, incorrect or misleading in any material respect; or

(ii) any matter which would, if this prospectus and the Application Forms were issued at that time, constitute a material omission therefrom; or

(iii) that any of the Warranties (as defined in the Hong Kong Underwriting Agreement) is (or would if repeated at that time be) untrue, inaccurate, misleading or breached in any material respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of any of BOC, the Selling Shareholder and the Company pursuant to the indemnities given by them in the Hong Kong Underwriting Agreement; or

(v) any material breach of any of the obligations of any party (other than the Joint Global Coordinators or the Hong Kong Underwriters) to the Hong Kong Underwriting Agreement; or

(vi) any material adverse change in the business or in the financial or trading position of the Group as a whole; or

(b) there develops, occurs or comes into force:

(i) any event or series of events resulting in or representing a change, or prospective change, in local, national, regional or international financial, political, military, industrial, economic, fiscal or market conditions (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets) in or affecting Hong Kong, the PRC, the United States, Japan, Singapore, Canada or the European Union (or any member thereof) (collectively, the "Relevant Jurisdictions"); or

(ii) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting any of the Relevant Jurisdictions; or

(iii) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God, accident or interruption or delay in transportation) in or affecting any of the Relevant Jurisdictions; or

(iv) any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in or affecting any of the Relevant Jurisdictions; or

(v) the imposition or declaration of (A) any suspension or material limitation on trading in shares or securities generally on the Stock Exchange, the New York Stock Exchange or the London Stock Exchange or (B) any moratorium on banking activities or disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting any of the Relevant Jurisdictions; or

(vi) any change or prospective change in taxation or exchange controls adversely affecting any of the Relevant Jurisdictions or affecting an investment in the Shares,

and which, in any such case and in the opinion of the Joint Global Coordinators, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Group as a whole, (B) make it impracticable or inadvisable for any material part of the Hong Kong Underwriting Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged or (C) make it inadvisable or inexpedient to proceed with the Hong Kong Public Offering and/or the Global Offering.

Undertakings

We have undertaken to the Hong Kong Underwriters that, and the Selling Shareholder has undertaken to the Hong Kong Underwriters to procure that, except:

(a) pursuant to the Global Offering (including the Over-allotment Option); or

(b) pursuant to the Share Option Scheme or the Sharesave Plan; or

(c) with the prior written consent of the Joint Global Coordinators (on behalf of themselves and the Hong Kong Underwriters),

we and our subsidiaries shall not, during a period of six months from the First Dealing Date (as defined below), allot, issue, offer, sell, contract to sell, hedge, grant any option or right to subscribe or purchase, agree to allot or issue or otherwise dispose of any Shares or any securities exchangeable or convertible into Shares or which carry rights to subscribe or purchase Shares or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any Shares or offer to or agree to do any of the foregoing or announce any intention to do so (other than transactions in the ordinary and usual course of their business as agent or nominee for a third party client or customer).

BOC and the Selling Shareholder have each undertaken with the Hong Kong Underwriters and us that save as disclosed in this prospectus, without the prior written consent of the Joint Global Coordinators (on behalf of themselves and the Hong Kong Underwriters and the International Purchasers) at their absolute discretion, it shall not (and shall procure that its subsidiaries shall not) dispose of:

(a) any Shares or any direct or indirect interest therein (including, without limitation, any option, mortgage, pledge, charge or other security interest) or any securities convertible into, exercisable or exchangeable for any of the foregoing or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any Shares or offer to or agree to do any of the foregoing or announce any intention to do so (other than in each case in relation to any Shares in which it or its subsidiaries may become interested following the date on which dealings in the Shares commence on the Stock Exchange (the "**First Dealing Date**")); or

(b) any direct or indirect interests in any company or entity holding any Shares (other than companies or entities holding solely Shares acquired following the First Dealing Date),

within a period of six months from the First Dealing Date (the "**First Six-month Period**"). The abovementioned restrictions do not apply to Shares which may be acquired by certain subsidiaries of BOC in the Global Offering. For the purposes of this undertaking, references to "Shares" include any depositary shares created therefrom.

We have undertaken to the Stock Exchange that:

(a) in the First Six-month Period, we shall not allot or issue or agree to allot or issue any Shares or other securities (including warrants or other convertible securities) or grant or agree to grant options or rights over any Shares or other securities or enter into swap or other arrangements that transfer, in whole or in part, any part, of the economic consequence of ownership of any Shares or offer or agree to do any of the foregoing or announce any intention to do so, without the prior consent of the Stock Exchange and unless in compliance with the requirements of the Listing Rules; and

(b) in the period of six months commencing from the expiry of the First Six-month Period (the "**Second Six-month Period**"), we shall not allot or issue or agree to allot or issue any Shares or other securities (including warrants or other convertible securities) or grant or agree to grant options or rights over any Shares or other securities or enter into swap or other arrangements that transfer, in whole or in part, any part of the economic consequence of ownership of any Shares or offer or agree to do any of the foregoing or announce any intention to do so, if such action would result in the Selling Shareholder ceasing to be our controlling shareholder.

The Selling Shareholder has undertaken to the Stock Exchange that, except pursuant to the Global Offering or the Over-allotment Option:

(a) in the First Six-month Period, it shall not dispose of any Shares in respect of which it is shown by this prospectus to be the beneficial owner; and

(b) in the Second Six-month Period, it shall not dispose of any Shares if, immediately following such disposal, it would cease to be our controlling shareholder.

In addition, BOC and the Selling Shareholder have also undertaken to the Stock Exchange and to us that they will inform us if either of them (i) pledges or charges any securities beneficially owned by it (together with the number of any securities so pledged or charged) and (ii) receives any indications, either verbal or written, that any of the pledged or charged securities will be disposed of pursuant to such pledging or charging arrangements during the 12 month period commencing on the First Dealing Date. We will then immediately inform the Stock Exchange of such matters and also disclose such matters by way of a press notice which is published in the newspapers as soon as possible.

Indemnities

BOC and the Selling Shareholder have agreed to indemnify the Hong Kong Underwriters and certain other persons against certain liabilities, including liabilities for any breach of the warranties given by them in the Hong Kong Underwriting Agreement or of their obligations thereunder. In addition, we have agreed to indemnify the Hong Kong Underwriters and certain other persons against certain liabilities, including liabilities for any breach of the warranties given by us in the Hong Kong Underwriting Agreement or of our obligations thereunder.

Commission

The Hong Kong Underwriters will receive a gross commission of 2.5% of the aggregate Offer Price of all the Hong Kong Offer Shares, out of which they will pay any sub-underwriting commissions.

Hong Kong Underwriters' interest in us

The Hong Kong Underwriters have no shareholding interest in us.

The International Offering

In connection with the International Offering, it is expected that we, BOC and the Selling Shareholder will enter into the International Purchase Agreement with the International Purchasers. Pursuant to the International Purchase Agreement, the International Purchasers would severally agree to purchase or procure purchasers for the 2,068,591,500 Offer Shares initially being offered in the International Offering.

The Selling Shareholder is expected to grant to the International Purchasers the Over-allotment Option, exercisable by the Joint Global Coordinators (or any of them or their respective affiliates) on behalf of the International Purchasers, within 30 days from the date on which dealings in the Shares commence on the Stock Exchange, to require the Selling Shareholder to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price, solely to cover over-allocations in the International Offering, if any.

In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that it will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares.

The percentage of Shares the Selling Shareholder will own in us immediately following the completion of the Global Offering is subject to possible adjustments including a reduction in the number of Offer Shares or purchases of Offer Shares by Associates of the lead brokers.

Total Expenses

The aggregate commissions and estimated expenses payable by the Selling Shareholder in respect of the Global Offering, including a portion of the expenses of the Hong Kong Underwriters and the International Purchasers, are estimated to amount to approximately HK$1,071 million (assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$9.50 per Offer Share, being the maximum Offer Price).

Our Relationship with Some of the Hong Kong Underwriters and the International Purchasers

Certain of the Hong Kong Underwriters, the International Purchasers or their respective affiliates have provided from time to time, and expect to provide in the future, investment banking and other services to us and our affiliates, for which such Hong Kong Underwriters, International Purchasers or their respective affiliates have received or will receive customary fees and commissions. We also enter into transactions with BOCI and its affiliates, including inter-bank loans and deposits, foreign exchange transactions and inter-bank capital markets transactions and have arrangements with certain of them in relation to securities brokerage and funds selling. See the section headed "Bank of China and Its Relationship with Us — Connected Transactions" for further information. BOCI, a Joint Global Coordinator and Joint Bookrunner, and BOCI Asia, a Joint Sponsor and Hong Kong Underwriter, are wholly owned subsidiaries of BOC.

THE GLOBAL OFFERING

This prospectus is published in connection with the Hong Kong Public Offering as part of the Global Offering. The Global Offering consists of:

(i) the Hong Kong Public Offering of an initial 229,843,500 Offer Shares (subject to adjustment as described below) in Hong Kong as described below; and

(ii) the International Offering of an initial 2,068,591,500 Offer Shares (which may, at the option of investors, be delivered in the form of ADSs) (subject to adjustment as described below) (a) in the United States to QIBs in reliance on Rule 144A and (b) outside the United States in accordance with Regulation S.

BOCI, Goldman Sachs (Asia) L.L.C. and UBS Warburg a business group of UBS AG are the Joint Global Coordinators and Joint Bookrunners of the Global Offering.

PRICING AND ALLOCATION

The International Purchasers will be soliciting from prospective investors indications of interest in acquiring Offer Shares or ADSs in the International Offering. Prospective investors will be required to specify the number of Offer Shares or ADSs they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or before July 20, 2002.

The Offer Price is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with us, on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or before July 20, 2002.

The Offer Price will be not more than HK$9.50 per Offer Share and is currently expected to be not less than HK$6.93 per Offer Share, unless otherwise announced no later than the morning of the last day for lodging applications in the Hong Kong Public Offering, as further described below. **Prospective investors should be aware that the Offer Price to be determined on the Price Determination Date may be, but is not expected to be, lower than the indicative Offer Price range stated in this prospectus.**

If, based on the level of interest expressed by prospective professional and international investors during the book-building process, the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), and with the consent of BOC, the Selling Shareholder and us, think it appropriate, the number of Offer Shares and/or the indicative Offer Price range may be reduced below that stated in this prospectus at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, we, BOC and the Selling Shareholder will jointly, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications in the Hong Kong Public Offering, cause to be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal a notice of the reduction. **Before submitting applications for Hong Kong Offer Shares, applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative Offer Price range may not be made and published until the last day for lodging applications in the Hong Kong Public Offering.** Such notice will also include confirmation or revision, as applicable, of the offer statistics as currently set out in the section headed "Summary" and any other financial information which may change as a result of any such reduction.

Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced. The Offer Price, if agreed upon, will be fixed within such revised Offer Price range. In the absence of any notice being published of a reduction in the indicative Offer Price range stated in this prospectus on or before the last day for lodging applications in the Hong Kong Public Offering, the Offer Price, if agreed upon, will in no circumstances be set outside the Offer Price range as stated in this prospectus.

In the absence of any notice being published of a reduction in the number of Offer Shares, the number of Offer Shares will not be reduced. In the event of a reduction in the number of Offer Shares, the Joint Global Coordinators may, at their discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Offering, provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares in the Global Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares and the ADSs to be offered in the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators.

The Hong Kong Public Offering is open to members of the public in Hong Kong. The International Offering will include a public offer without listing in Japan and selective marketing of the Offer Shares or ADSs by the International Purchasers to institutional and professional investors anticipated to have a sizeable demand for the Offer Shares or ADSs. Professional investors generally include brokers, dealers and companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities. Allocation of the Offer Shares or ADSs pursuant to the International Offering (as described in the section headed "— The International Offering") will be based on a number of factors, including the level and timing of demand and whether or not it is expected that the relevant investor is likely to buy further and/or hold or sell its Shares or ADSs, after the listing of the Shares on the Stock Exchange. Such allocation is intended to result in a distribution of the Shares or ADSs on a basis which would lead to the establishment of a solid institutional and professional shareholder base to the benefit of the Company and its shareholders as a whole.

CONDITIONS OF THE GLOBAL OFFERING

Acceptance of all applications for the Offer Shares or ADSs pursuant to the Global Offering will be conditional on, among other things:

(i) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares (including any Shares which may be issued upon the exercise of options granted under the Share Option Scheme and the Sharesave Plan);

(ii) the execution and delivery of the International Purchase Agreement on or before the Price Determination Date; and

(iii) the obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement and the obligations of the International Purchasers under the International Purchase Agreement becoming and remaining unconditional which require, among other things, that the Offer Price be agreed and the Price Determination Agreement be entered into and becoming unconditional (including, if relevant, following the waiver of any conditions by the Joint Global Coordinators on behalf of the Hong Kong Underwriters or the International Purchasers, as the case may be) and such obligations not having been terminated in accordance with the terms of the Hong Kong Underwriting Agreement or the International Purchase

Agreement, as the case may be, prior to 6:00 a.m. on the date on which dealings in the Shares are to commence on the Stock Exchange,

in each case on or before the dates and times specified in such Hong Kong Underwriting Agreement or International Purchase Agreement (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than August 14, 2002.

If, for any reason, the Price Determination Agreement is not entered into, the Global Offering will not proceed.

The consummation of each of the Hong Kong Public Offering and the International Offering is conditional upon, among other things, the other offering becoming unconditional and not having been terminated in accordance with its terms.

If the above conditions are not fulfilled or waived prior to the dates and times specified, the Global Offering will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Hong Kong Public Offering will be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on the next day following such lapse. In such eventuality, all application moneys will be returned, without interest, on the terms set out in the section headed "Terms and Conditions of the Hong Kong Public Offering". In the meantime, all application moneys will be held in a separate bank account(s) with the receiving bankers or other licensed bank(s) in Hong Kong.

THE HONG KONG PUBLIC OFFERING

Under the Hong Kong Public Offering, the Selling Shareholder is initially offering 229,843,500 Offer Shares at the Offer Price, representing 10% of the 2,298,435,000 Offer Shares initially available in the Global Offering, for sale to the public in Hong Kong. Subject to adjustment as described below, the number of Offer Shares initially offered in the Hong Kong Public Offering will represent 2.17% of our total issued share capital immediately following the completion of the Global Offering.

In Hong Kong, individual retail investors must apply for Offer Shares through the Hong Kong Public Offering and individual retail investors, including individual investors in Hong Kong, applying through banks and other institutions, seeking Offer Shares and/or ADSs in the International Offering will not be allocated Offer Shares (or a corresponding number of ADSs) in the International Offering.

For allocation purposes only, of the 229,843,500 Offer Shares initially being offered for purchase in the Hong Kong Public Offering, (i) up to 22,983,500 Hong Kong Offer Shares (representing 10% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by full-time employees of the Group (other than the Directors, the existing beneficial owners of the Shares and their respective Associates) and (ii) no less than 206,860,000 Hong Kong Offer Shares (representing 90% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by the public.

Paragraph 3 of Practice Note 18 of the Listing Rules requires the total number of Hong Kong Offer Shares pursuant to (ii) above to be divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer

Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

An application has been made for, and the Stock Exchange has granted, a waiver from strict compliance with paragraph 3 of Practice Note 18 of the Listing Rules such that BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with us, shall have absolute discretion in determining the number of Hong Kong Offer Shares which shall comprise each of Pool A and Pool B. The number of Hong Kong Offer Shares comprised in each of Pool A and Pool B will initially be divided equally between the two pools. However, if demand for Hong Kong Offer Shares falling within Pool A is significant or otherwise justified, and irrespective of whether Pool B is undersubscribed or not, it is expected that the number of Hong Kong Offer Shares comprising Pool A will be increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares.

In accordance with Practice Note 18 of the Listing Rules, Hong Kong Offer Shares in each of Pool A and Pool B are available on an equitable basis to applicants falling within each pool.

Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected.

In addition, the number of Hong Kong Offer Shares comprised in Pool A and Pool B will not be determined until after applications have been made. Following such determination, applications in excess of the number of Hong Kong Offer Shares finally determined to be comprised in Pool B (but not more than the initial maximum number) will be deemed to have been made at the number of Hong Kong Offer Shares finally determined to be in Pool B.

Paragraph 4.2 of Practice Note 18 of the Listing Rules requires a clawback mechanism to be put in place which would have the effect of increasing the number of Hong Kong Offer Shares to certain percentages of the total number of Offer Shares offered in the Global Offering if certain prescribed total demand levels are reached. An application has been made for, and the Stock Exchange has granted, a waiver from strict compliance with paragraph 4.2 of Practice Note 18 of the Listing Rules such that, in the event of over-applications, BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with us, shall apply a clawback mechanism following the closing of the application lists on the basis of factors including, among other matters, the total demand in the Hong Kong Public Offering, with a view to ensuring that applicants in the Hong Kong Public Offering are treated no less favorably than they would otherwise have been under the clawback requirements as set out in Practice Note 18 of the Listing Rules.

If a clawback mechanism is applied, the number of Offer Shares allocated to the International Offering will be correspondingly reduced, in such manner as the Joint Global Coordinators deem appropriate, and such additional Offer Shares will be allocated to the Hong Kong Public Offering.

If the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators have the authority to reallocate all or any unsubscribed Hong Kong Offer Shares to the International Offering.

The final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, will, following the determination by BOC, the

Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002 with the announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares.

The results of allocations of the Hong Kong Offer Shares will be available through a variety of channels from Tuesday, July 23, 2002. Further details are set out in the section headed "Prospectus, Application Forms and Results of Allocations".

Each applicant in the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him that he and any person(s) for whose benefit he is making the application have not indicated and will not indicate an interest for any Offer Shares and/or ADSs in the International Offering, and such applicant's application is liable to be rejected if such an undertaking and/or confirmation is breached and/or untrue (as the case may be).

The Offer Price will be not more than HK$9.50 per Offer Share and is currently expected to be not less than HK$6.93 per Offer Share. Applicants for Hong Kong Offer Shares are required to pay, on application, the maximum Offer Price of HK$9.50 per Hong Kong Offer Share, plus brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%. If the Offer Price, as finally determined in the manner described above, is less than HK$9.50 per Offer Share, appropriate refund payments (including brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee attributable to the surplus application moneys) will be made to successful applicants. Further details are set out in the section headed "Terms and Conditions of the Hong Kong Public Offering".

The Hong Kong Public Offering is jointly sponsored by BOCI Asia, Goldman Sachs (Asia) L.L.C. and UBS Warburg Asia Limited. References in this prospectus to applications, Application Forms, application moneys or the procedure for application relate solely to the Hong Kong Public Offering.

THE INTERNATIONAL OFFERING

The International Offering will consist of an initial offering of 2,068,591,500 Offer Shares (which may, at the option of investors, be delivered in the form of ADSs) (i) in the United States to QIBs in reliance on Rule 144A and (ii) outside the United States in accordance with Regulation S.

Subject to the reallocation of Offer Shares between the International Offering and the Hong Kong Public Offering, the number of Offer Shares initially offered in the International Offering will represent 19.57% of our total issued share capital immediately following the completion of the Global Offering.

Allocations of the Offer Shares and/or ADSs to investors pursuant to the International Offering will be effected in accordance with the book-building process described in the section headed "— Pricing and Allocation". The Over-allotment Option is expected to be granted to the International Purchasers solely to cover over-allocations in the International Offering, if any.

The Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers) may require any investor who has been offered Offer Shares and/or ADSs in the International Offering and who has made an application in the Hong Kong Public Offering to provide sufficient information to the Joint Global Coordinators so as to allow them to identify the relevant application in the Hong Kong Public Offering and to ensure that it is excluded from any application for Hong Kong Offer Shares in the Hong Kong Public Offering.

PREFERENTIAL OFFERING TO EMPLOYEES

Up to 22,983,500 Hong Kong Offer Shares (representing 10% of the Hong Kong Offer Shares initially available in the Hong Kong Public Offering) are available for purchase by full-time employees of the Group (other than the Directors, the existing beneficial owners of the Shares and their respective Associates) on a preferential basis. These Hong Kong Offer Shares will be allocated to employees who have validly applied for such Hong Kong Offer Shares in accordance with the terms set out in the section headed "How to Apply for Hong Kong Offer Shares". Allocation of these Hong Kong Offer Shares will be made based on the written guidelines consistent with the allocation guidelines contained in Practice Note 20 of the Listing Rules and distributed to the eligible employees. Such allocation will be made on a pro rata basis in an equitable manner and will not be based on the seniority, the length of service or the work performance of the eligible employees. No favor will be given to eligible employees who apply for a large number of Hong Kong Offer Shares and any application by eligible employees in excess of the maximum number of Hong Kong Offer Shares available for preferential allocation will be rejected. Any Hong Kong Offer Shares not purchased by eligible employees in connection with the preferential offering to employees will be available for purchase by the public in the Hong Kong Public Offering.

UNDERWRITING ARRANGEMENTS

The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters under the terms of the Hong Kong Underwriting Agreement.

We, BOC, the Selling Shareholder, the Joint Global Coordinators and the International Purchasers expect to enter into the International Purchase Agreement on or about July 20, 2002, shortly after the determination of the Offer Price.

These underwriting arrangements, the Hong Kong Underwriting Agreement and the International Purchase Agreement are summarized in the section headed "Underwriting".

OVER-ALLOTMENT OPTION

The Selling Shareholder is expected to grant to the International Purchasers the Over-allotment Option, exercisable by the Joint Global Coordinators (or any of them or their respective affiliates) on behalf of the International Purchasers, within 30 days from the date on which dealings in the Shares commence on the Stock Exchange, to require the Selling Shareholder to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price. If the International Purchasers sell more Shares than the total number of Offer Shares initially available in the International Offering, such additional Shares will be used to cover these sales. The Joint Global Coordinators (or any of them or their respective affiliates) may also cover these sales through the stock borrowing arrangements described in the section headed "— Stabilization".

In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that they will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares.

STABILIZATION

In connection with the Global Offering, the Joint Global Coordinators (or any of them or their respective affiliates) may, on behalf of the International Purchasers, over-allocate and cover such over-allocations by exercising the Over-allotment Option, by stock borrowing or by making purchases in the secondary market. Any such purchase will be made in compliance with all applicable laws and regulatory requirements. The number of Shares which may be over-allocated will not exceed the number of Shares which may be sold by the Selling Shareholder under the Over-allotment Option, being 344,765,000 Shares, representing 15% of the Offer Shares initially available in the Global Offering.

In particular, for the purpose of covering any such over-allocations, the Joint Global Coordinators (or any of them or their respective affiliates) may borrow up to 344,765,000 Shares from the Selling Shareholder, equivalent to the maximum number of Shares to be sold on a full exercise of the Over-allotment Option, under stock borrowing arrangements to be entered into between the parties prior to the date on which dealings in the Shares commence on the Stock Exchange. Any Shares so borrowed will be on condition that the same number of Shares must be returned to the Selling Shareholder within five business days of the exercise in full of the Over-allotment Option or the expiry of the Over-allotment Option, whichever is earlier. An application has been made for, and the Stock Exchange has granted, a waiver to the Company and the Selling Shareholder from strict compliance with Rule 10.07(1) of the Listing Rules, which restricts the disposal of shares by controlling shareholders following a new listing, in order to allow the Selling Shareholder to enter into such stock borrowing arrangements and the Over-allotment Option, on the following conditions:

- the Selling Shareholder or its ultimate beneficial owner will not receive any payment or other benefit in respect of such stock borrowing arrangements and that the stock borrowing arrangements will be conducted in accordance with applicable laws and regulations; and
- any Shares which may be made available to the relevant Joint Global Coordinator(s) and/or its/their respective affiliate(s) under the stock borrowing arrangements will be made available on terms that the same number of Shares so borrowed must be returned to the Selling Shareholder within five business days of the exercise in full of the Over-allotment Option or the expiry of the Over-allotment Option, whichever is earlier.

In connection with the Global Offering, Goldman Sachs (Asia) L.L.C. or any person acting for it may over-allocate or effect transactions with a view to supporting the market price of the Shares or the ADSs at a level higher than that which might otherwise prevail for a limited period after dealings in the Shares commence on the Stock Exchange. However, there may be no obligation on Goldman Sachs (Asia) L.L.C. or any person acting for it to do this. Such stabilizing transactions, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements. Should stabilizing transactions be effected in connection with the Global Offering, they will be done at the absolute discretion of the Joint Global Coordinators.

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the securities in the secondary market, during a specified period of time, to retard and, if possible, prevent a decline in the initial public offer prices of the securities. The stabilization price will not exceed the initial public offer price.

Stabilization is not a practice commonly associated with the distribution of securities in Hong Kong. In Hong Kong, such stabilization activities on the Stock Exchange are restricted to cases where underwriters genuinely purchase securities in the secondary market solely for the purpose of covering over-allocations in an offering. The relevant provisions of the Securities Ordinance prohibit market manipulation in the form of pegging or stabilizing the price of securities in certain circumstances.

DEALING ARRANGEMENTS

Assuming that the Hong Kong Public Offering becomes unconditional at or before 6:00 a.m. on July 25, 2002, it is expected that dealings in the Shares on the Stock Exchange will commence on July 25, 2002.

STRATEGIC PLACING

Standard Chartered has agreed pursuant to a strategic placing agreement dated July 6, 2002 between Standard Chartered, the Selling Shareholder, the Company and the Joint Global Coordinators (the "**Strategic Placing Agreement**"), to purchase, through itself or its wholly owned subsidiary, HK$390 million of Shares as part of the International Offering at a price per Share equal to the Offer Price plus normal applicable fees and levies. In connection with this purchase, Standard Chartered has agreed that it will not, at any time during the period of 12 months following the date of commencement of dealings in the Shares on the Stock Exchange, dispose of, on the Stock Exchange or otherwise, subject to certain limited exceptions allowing transfers to wholly owned subsidiaries, any of such Shares without the prior written consent of the Company and the Joint Global Coordinators. After the expiry of the 12-month period, Standard Chartered will be free to dispose of any of these Shares, provided that it will use its reasonable endeavors to ensure that any such disposal will not create a disorderly or false market in the Shares. The Shares to be purchased by Standard Chartered (through itself or its wholly owned subsidiary) pursuant to the Strategic Placing Agreement will not be subject to the reallocation of Offer Shares between the International Offering and the Hong Kong Public Offering in the event of over-applications under the Hong Kong Public Offering. See "Structure of the Global Offering — Pricing and Allocation" for further details of the reallocation. In view of the size of Standard Chartered's investment, the Shares to be purchased by Standard Chartered will be treated as being held by the public for the purpose of Rule 8.08 of the Listing Rules.

INTRODUCTION

Certain individuals who satisfy the Eligibility Conditions below who duly apply for Hong Kong Offer Shares in the Hong Kong Public Offering will be eligible to receive the Retail Discount.

The Retail Discount is only available with respect to the first HK$5 million (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee and before applying the Retail Discount) worth of Hong Kong Offer Shares allocated in a successful application, rounded down to the nearest board lot.

The Retail Discount will be available only in connection with Hong Kong Offer Shares purchased in the Hong Kong Public Offering and under the terms and conditions of the Retail Discount described below.

RETAIL DISCOUNT

Under the Retail Discount, individuals who satisfy the Eligibility Conditions will be entitled to a 5% discount to the Offer Price (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon). When applying for Hong Kong Offer Shares, individuals who satisfy the Eligibility Conditions are required to pay the maximum Offer Price, plus brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%. A refund cheque in respect of the Retail Discount on the Hong Kong Offer Shares (if any) allocated to you, together with the surplus application moneys (if any) representing Hong Kong Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including any brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee attributable thereto), is expected to be sent to you (or to the first-named applicant in the case of joint applicants) by ordinary post and at your own risk to the address stated on your Application Form on or before Thursday, July 25, 2002.

The Retail Discount is available to individuals who satisfy the Eligibility Conditions with respect to the first HK$5 million (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee and before applying the Retail Discount) worth of Hong Kong Offer Shares allocated in a successful application, rounded down to the nearest board lot.

Individuals who are determined by the Selling Shareholder not to satisfy the Eligibility Conditions or who have submitted application moneys on the basis of the Retail Discount (rather than the maximum Offer Price) may not receive any allocations of Hong Kong Offer Shares.

ELIGIBILITY CONDITIONS

Only applicants who have validly completed a WHITE and/or PINK Application Form and meet the Eligibility Conditions set out below will be eligible to receive the Retail Discount. For further details, see the section headed "How to Apply for Hong Kong Offer Shares".

To be eligible to receive the Retail Discount, each applicant, at the time of his or her application for Hong Kong Offer Shares, must:

- be a Hong Kong identity card holder;
- have an address in Hong Kong;

- be 18 years of age or over;
- be an individual investing for his or her own benefit (or investing jointly with not more than one other individual, solely for their joint benefit); and
- complete a **WHITE** and/or **PINK** Application Form which is accepted.

In any case of doubt as to whether or not a person satisfies these Eligibility Conditions, the decision of the Selling Shareholder shall be final and binding.

1. WHO CAN APPLY FOR HONG KONG OFFER SHARES

You, the applicant(s), and any person(s) for whose benefit you are applying, can apply for Hong Kong Offer Shares if you, or the person for whose benefit you are applying:

- are/is 18 years of age or older;
- have/has a Hong Kong address; and
- are/is not a United States person(s) (as defined in Regulation S).

If you are a firm, the application must be in the names of the individual members, not the firm's name. If you are a body corporate, the Application Form must be signed by a duly authorised officer, who must state his or her representative authority.

The number of joint applicants may not exceed two. However, no joint applications are allowed for applicants using PINK Application Forms.

If your application is made by a person duly authorised under a valid power of attorney, we, BOC, the Selling Shareholder and the Joint Global Coordinators (or our/their respective agents or nominees) may accept it at our/their discretion, and subject to any conditions we/they think fit, including the production of evidence of the authority of your attorney.

Save under the circumstances permitted by the Listing Rules, the Hong Kong Offer Shares are not available to the Directors, the existing beneficial owners of Shares or their respective Associates.

2. METHODS TO APPLY FOR HONG KONG OFFER SHARES

You may apply for Hong Kong Offer Shares by using a WHITE, BLUE or YELLOW and/or PINK Application Form.

3. WHICH APPLICATION FORM YOU SHOULD USE

Please choose the correct Application Form carefully. If you do not use the correct Application Form to apply for Hong Kong Offer Shares, your application is liable to be rejected.

(a) WHITE Application Forms

Use a WHITE Application Form if you want the Hong Kong Offer Shares to be registered in your own name and are eligible for, and wish to receive, the Retail Discount. You may apply for Hong Kong Offer Shares with one other joint applicant. Nominees are not permitted to use WHITE Application Forms.

(b) BLUE Application Forms

Use a BLUE Application Form if you want the Hong Kong Offer Shares to be registered in your own name and are not eligible for, or do not wish to receive, the Retail Discount. You may apply for Hong Kong Offer Shares with one other joint applicant.

Use a BLUE Application Form if you are applying on behalf of another person and want the Hong Kong Offer Shares to be registered in your own name as nominee. If you use a BLUE Application Form, you will not be eligible for the Retail Discount.

(c) **YELLOW Application Forms**

Use a **YELLOW** Application Form if you want the Hong Kong Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to your CCASS investor participant stock account or your designated CCASS participant's stock account. You may apply for Hong Kong Offer Shares with one other joint applicant. If you use a **YELLOW** Application Form, you will not be eligible for the Retail Discount.

(d) **PINK Application Forms**

Use a **PINK** Application Form if you are a full-time employee of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate), want the Hong Kong Offer Shares to be registered in your own name and want your application to be given preferential treatment. If you use a **PINK** Application Form and satisfy the Eligibility Conditions, you can receive the Retail Discount.

Joint applications are not permitted. You may not apply on behalf of other person(s) as a nominee.

If you satisfy the Eligibility Conditions and wish to receive the Retail Discount, you should use a **WHITE** and/or **PINK** Application Form.

4. WHEN TO APPLY FOR HONG KONG OFFER SHARES

(a) **WHITE, BLUE or YELLOW Application Forms**

Completed **WHITE**, **BLUE** or **YELLOW** Application Forms, with cheque or banker's cashier order attached, must be lodged by 12:00 noon on Thursday, July 18, 2002 or, if the application lists are not open on that day, by the time and date determined in accordance with paragraph 4(d) below.

Your completed **WHITE**, **BLUE** or **YELLOW** Application Forms, with payment attached, should be deposited in the special collection boxes provided at any of the branches and sub-branches of the banks listed in the section headed "Prospectus, Application Forms and Results of Allocations" at the following times:

Monday, July 15, 2002 — 9:00 a.m. to 4:00 p.m.

Tuesday, July 16, 2002 — 9:00 a.m. to 4:00 p.m.

Wednesday, July 17, 2002 — 9:00 a.m. to 4:00 p.m.

Thursday, July 18, 2002 — 9:00 a.m. to 12:00 noon

(b) PINK Application Forms

Completed PINK Application Forms, with cheque or banker's cashier order attached, must be deposited in the special collection boxes provided at any one of the following locations at the following times:

Bank of China (Hong Kong) Limited

North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon
Shanghai Street (Mongkok) Branch	611-617 Shanghai Street, Mongkok, Kowloon
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon
47 Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, New Territories
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories

Collection Times:

Monday, July 15, 2002 — 9:00 a.m. to 5:00 p.m.

Tuesday, July 16, 2002 — 9:00 a.m. to 5:00 p.m.

Wednesday, July 17, 2002 — 9:00 a.m. to 12:00 noon

Bank of China Tower	6/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Bank of China Building	6/F, Bank of China Building, 2A Des Voeux Road Central, Hong Kong
Bank of China Centre	29/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon

Collection Times:

Monday, July 15, 2002 — 9:00 a.m. to 10:00 p.m.

Tuesday, July 16, 2002 — 7:00 a.m. to 10:00 p.m.

Wednesday, July 17, 2002 — 7:00 a.m. to 12:00 noon

(c) Application Lists

The application lists will be open from 11:45 a.m. to 12:00 noon on Thursday, July 18, 2002, except as provided in paragraph 4(d) below. No proceedings will be taken on applications for Hong Kong Offer Shares and no allocation of any such Shares will be made until after the closing of the application lists.

(d) **Effect of Bad Weather Conditions on the Opening of the Application Lists**

The application lists will not be open in relation to the Hong Kong Public Offering if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal,

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, July 18, 2002, or if there are similar extraneous factors as are acceptable to the Stock Exchange. Instead, they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not fall within the above circumstances at any time between 9:00 a.m. and 12:00 noon in Hong Kong.

5. HOW TO APPLY USING A WHITE, BLUE OR YELLOW AND/OR PINK APPLICATION FORM

(a) Obtain a **WHITE**, **BLUE** or **YELLOW** and/or **PINK** Application Form.

(b) You should read the instructions in this prospectus and the relevant Application Form carefully. If you do not follow the instructions, your application is liable to be rejected and returned by ordinary post together with the accompanying cheque or banker's cashier order to you (or the first-named applicant in the case of joint applicants) at your own risk to the address stated on your Application Form.

(c) Decide how many Hong Kong Offer Shares you want to purchase. Calculate the amount you must pay on the basis of the maximum Offer Price of HK$9.50 per Hong Kong Offer Share, plus brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%. The table below sets out the total amount payable for the specified numbers of Hong Kong Offer Shares.

Each application must be in one of the numbers set out in the table below:

Number of Hong Kong Offer Shares applied for	Amount payable on application* (HK$)	Number of Hong Kong Offer Shares applied for	Amount payable on application* (HK$)	Number of Hong Kong Offer Shares applied for	Amount payable on application* (HK$)
500	4,798.07	25,000	239,903.50	2,000,000	19,192,280.00
1,000	9,596.14	30,000	287,884.20	3,000,000	28,788,420.00
1,500	14,394.21	40,000	383,845.60	4,000,000	38,384,560.00
2,000	19,192.28	50,000	479,807.00	5,000,000	47,980,700.00
2,500	23,990.35	60,000	575,768.40	6,000,000	57,576,840.00
3,000	28,788.42	80,000	767,691.20	7,000,000	67,172,980.00
3,500	33,586.49	100,000	959,614.00	8,000,000	76,769,120.00
4,000	38,384.56	120,000	1,151,536.80	9,000,000	86,365,260.00
4,500	43,182.63	140,000	1,343,459.60	10,000,000	95,961,400.00
5,000	47,980.70	160,000	1,535,382.40	20,000,000	191,922,800.00
6,000	57,576.84	180,000	1,727,305.20	30,000,000	287,884,200.00
7,000	67,172.98	200,000	1,919,228.00	40,000,000	383,845,600.00
8,000	76,769.12	300,000	2,878,842.00	50,000,000	479,807,000.00
9,000	86,365.26	400,000	3,838,456.00	60,000,000	575,768,400.00
10,000	95,961.40	500,000	4,798,070.00	70,000,000	671,729,800.00
12,000	115,153.68	600,000	5,757,684.00	80,000,000	767,691,200.00
14,000	134,345.96	700,000	6,717,298.00	90,000,000	863,652,600.00
16,000	153,538.24	800,000	7,676,912.00	100,000,000	959,614,000.00
18,000	172,730.52	900,000	8,636,526.00	103,430,000	992,528,760.20
20,000	191,922.80	1,000,000	9,596,140.00		

* The above amounts payable on application include brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%.

No application for any other number of Hong Kong Offer Shares will be considered and any such application is liable to be rejected.

(d) Applicants eligible for Retail Discount must pay the maximum Offer Price, plus brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%, without applying the Retail Discount. A refund cheque in respect of the Retail Discount on the Hong Kong Offer Shares (if any) allocated to you, together with the surplus application moneys (if any) representing Hong Kong Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including any brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee attributable thereto), is expected to be sent to you (or to the first-named applicant in the case of joint applicants) by ordinary post and at your own risk to the address stated on your Application Form on or before Thursday, July 25, 2002.

(e) Complete the Application Form in English (save as otherwise indicated) and sign it. Only written signatures will be accepted. Applications made by corporations, whether on their own behalf, or on behalf of other persons, must be stamped with the company chop (bearing the company name) and signed by a duly authorized officer, whose representative capacity must be stated. If you are applying for the benefit of someone else, you, rather than that person, must sign the Application Form. If it is a joint application (if permitted), both applicants must sign the Application Form. If your application is made through a duly authorized attorney, we, BOC, the Selling Shareholder and the Joint Global Coordinators (or our/their respective agents or nominees) may accept it at our/their discretion, and subject to any conditions we/they think fit, including the production of evidence of the authority of your attorney.

(f) Each Application Form must be accompanied by either one cheque or one banker's cashier order, which must be stapled to the top left hand corner of the Application Form.

If you pay by cheque, the cheque must:

- be in Hong Kong dollars;
- be drawn on your Hong Kong dollar bank account in Hong Kong;
- show your account name, which must either be pre-printed on the cheque or be endorsed on the back by a person authorized by the bank. This account name must be the same as the name on the Application Form. If the cheque is drawn on a joint account, one of the joint account names must be the same as the name of the first-named applicant;
- be made payable to "Bank of China (Hong Kong) Nominees Limited — BOCHK IPO";
- be crossed "Account Payee Only"; and
- not be post dated.

Your application may be rejected if your cheque does not meet all of these requirements or is dishonoured on its first presentation.

If you pay by banker's cashier order, the banker's cashier order must:

- be in Hong Kong dollars;
- be issued by a licensed bank in Hong Kong and have your name certified on the back by a person authorized by the bank. The name on the back of the banker's cashier order and the name on the Application Form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant;
- be made payable to "Bank of China (Hong Kong) Nominees Limited — BOCHK IPO"; and
- be crossed "Account Payee Only".

Your application may be rejected if your banker's cashier order does not meet all of these requirements.

(g) Lodge your Application Form in one of the collection boxes by the time and at one of the locations referred to in paragraphs 4(a) and 4(b) (as the case may be) above.

(h) The Selling Shareholder reserves the right to present any cheques or banker's cashier orders for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Thursday, July 18, 2002. The Selling Shareholder will not give you a receipt for your payment. The Selling Shareholder will keep any interest accrued on your application moneys. The Selling Shareholder also reserves the right to retain any share certificate and/or surplus application moneys or refunds pending clearance of your cheque or banker's cashier order.

(i) **Multiple or suspected multiple applications are liable to be rejected. Please see the section headed "Terms and Conditions of the Hong Kong Public Offering — How Many Applications You Can Make".**

(j) In order for a **YELLOW** Application Form to be valid:

(i) **If you are applying through a designated CCASS participant (other than a CCASS investor participant):**

- the designated CCASS participant or its authorized signatories must sign in the appropriate box; and
- the designated CCASS participant must endorse the Application Form with its company chop (bearing its company name) and insert its CCASS participant I.D. in the appropriate box.

(ii) **If you are applying as an individual CCASS investor participant:**

- you must insert your full name and your Hong Kong Identity Card number; and
- you must insert your CCASS participant I.D. and sign in the appropriate box.

(iii) **If you are applying as a joint individual CCASS investor participant:**

- you must insert all joint CCASS investor participants' names and the Hong Kong Identity Card number of at least one of the joint CCASS investor participants; and

- you must insert your CCASS participant I.D. and the authorized signatory or signatories of the CCASS investor participant's stock account must sign in the appropriate box.

(iv) **If you are applying as a corporate CCASS investor participant:**

- you must insert your company name and your company's Hong Kong business registration number; and
- you must insert your CCASS participant I.D. and stamp your company chop (bearing your company's name) in the presence of the authorized signatory or signatories of the CCASS investor participant's stock account in the appropriate box.

The signature(s), number of signatories and form of chop, where appropriate, in each **YELLOW** Application Form should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS participant or the omission or inadequacy of authorised signatory or signatories (if applicable), CCASS participant I.D. or other similar matters may render the application invalid.

(k) Nominees who wish to submit separate applications in their names on behalf of different beneficial owners are requested to designate on each Application Form in the box marked "For nominees" an account number or identification code for each beneficial owner (or, in the case of joint beneficial owners, for each such beneficial owner).

1. GENERAL

(a) If you apply for Hong Kong Offer Shares in the Hong Kong Public Offering, you will be agreeing with us, BOC, the Selling Shareholder and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) as set out below.

(b) In this section, references to "you", "applicants", "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf nominees are applying for Hong Kong Offer Shares.

(c) Applicants should read this prospectus carefully, including other terms and conditions of the Hong Kong Public Offering, the section headed "Structure of the Global Offering — The Hong Kong Public Offering", the section headed "How to Apply for Hong Kong Offer Shares" and the terms and conditions set out in the relevant Application Forms prior to making an application.

2. OFFER TO PURCHASE HONG KONG OFFER SHARES

(a) You offer to purchase from the Selling Shareholder at the Offer Price the number of Hong Kong Offer Shares indicated in your Application Form (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this prospectus and the relevant Application Form.

(b) The Hong Kong Offer Shares which are available for purchase by the Hong Kong public are initially divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to **PINK** Application Forms) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to **PINK** Application Forms) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected.

In addition, the number of Hong Kong Offer Shares comprised in Pool A and Pool B will not be determined until after applications have been made. Following such determination, applications in excess of the number of Hong Kong Offer Shares finally determined to be comprised in Pool B (but not more than the initial maximum number) will be deemed to have been made at the number of Hong Kong Offer Shares finally determined to be in Pool B.

Further information is set out in the section headed "Structure of the Global Offering — The Hong Kong Public Offering".

(c) The maximum Offer Price is HK$9.50 per Hong Kong Offer Share. You must also pay brokerage of 1%, the Securities and Futures Commission transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%. This means that if you apply for 500 Hong Kong Offer Shares, you will pay HK$4,798.07. The proposed board lot for trading in the Shares on the Stock Exchange is 500 Shares. You must apply for a minimum of 500 Hong Kong Offer Shares.

You must pay the maximum Offer Price, brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee in full when you apply for Hong Kong Offer Shares.

(d) A refund cheque in respect of the Retail Discount on the Hong Kong Offer Shares (if any) allocated to you, together with the surplus application moneys (if any) representing Hong Kong Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee attributable thereto) is expected to be sent to you by ordinary post and at your own risk to the address stated on your Application Form on or before Thursday, July 25, 2002.

Further information on the procedure for refunds is set out in paragraphs 7 and 8 below.

(e) Any application may be rejected in whole or in part.

(f) Applicants in the Hong Kong Public Offering should note that in no circumstances (save for those provided under Section 40 of the Companies Ordinance) can applications be withdrawn once submitted.

(g) Your entitlement to the Retail Discount is governed by, and you must comply with, the requirements set out in the section headed "Retail Discount".

3. ACCEPTANCE OF YOUR OFFER

(a) The Hong Kong Offer Shares will be allocated after the application lists close. The Selling Shareholder expects to announce the final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002.

(b) The results of allocations of the Hong Kong Offer Shares in the Hong Kong Public Offering, including the Hong Kong identity card numbers/passport numbers/Hong Kong business registration numbers of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be made available from Tuesday, July 23, 2002 in the manner described in the section headed "Prospectus, Application Forms and Results of Allocations — Results of Allocations".

(c) The Selling Shareholder may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(d) If the Selling Shareholder accepts your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Hong

Kong Offer Shares in respect of which your offer has been accepted if the conditions of the Global Offering are satisfied and the Global Offering is not otherwise terminated. Further information is set out in the section headed "Structure of the Global Offering".

(e) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance. This does not affect any other right you may have.

4. HOW MANY APPLICATIONS YOU CAN MAKE

(a) You may make more than one application for Hong Kong Offer Shares only if:

- You are a **nominee**, in which case you may make an application as a nominee by lodging more than one application in your own name on behalf of different beneficial owners. In the box on the Application Form marked "For nominees", you must include:

  - an account number; or
  - an identification code,

  for **each** beneficial owner. If you do not include this information, the application will be treated as being for your benefit.

- You are a **full-time employee** of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate), in which case you may apply for Hong Kong Offer Shares on a **PINK** Application Form and also on a **WHITE**, **BLUE** or **YELLOW** Application Form.

  Otherwise, multiple applications are liable to be rejected.

(b) **All** of your applications are liable to be rejected as multiple applications if you, or you and other joint applicant together:

- make more than one application on a **WHITE**, **BLUE** or **YELLOW** Application Form;
- make more than one application on a **PINK** Application Form;
- apply on one **WHITE**, **BLUE** or **YELLOW** Application Form (whether individually or jointly with others) for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B, as further described in the section headed "Structure of the Global Offering — The Hong Kong Public Offering";
- receive any Offer Shares and/or ADSs in the International Offering; or
- apply on one **PINK** Application Form for more than 100% of the Hong Kong Offer Shares being offered to full-time employees of the Group (other than the Directors, the existing beneficial owners of the Shares or their respective Associates) on a preferential basis in the Hong Kong Public Offering.

(c) **All** of your applications are liable to be rejected as multiple applications if more than one application is made for **your benefit**. If an application is made by an unlisted company and (i) the only business of that company is dealing in securities and (ii) you exercise statutory control over that company, then the application will be treated as being for your benefit. "**Unlisted company**" means a company with no equity securities listed on the Stock Exchange. "**Statutory control**", in relation to a company, means you (i) control the composition of the board of directors of that company, (ii) control more than half of the voting power of that company or (iii) hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

5. EFFECT OF MAKING ANY APPLICATION

(a) By making any application, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **instruct** and **authorize** us, BOC, the Selling Shareholder and/or the Joint Global Coordinators (or our/their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Hong Kong Offer Shares allocated to you in your name(s) or HKSCC Nominees Limited, as the case may be, as required by the Articles of Association and otherwise to give effect to the arrangements described in this prospectus and the relevant Application Form;
- **undertake** to sign all documents and to do all things necessary to enable you or HKSCC Nominees Limited, as the case may be, to be registered as the holder of the Hong Kong Offer Shares allocated to you, and as required by the Articles of Association;
- **represent** and **warrant** that you are not a United States person (as defined in Regulation S);
- **confirm** that you have received a copy of this prospectus and have only relied on the information and representations contained in this prospectus in making your application, and not on any other information or representation concerning us and you agree that none of us, BOC, the Selling Shareholder, the Joint Global Coordinators and the Hong Kong Underwriters nor any of our/their respective directors, officers, employees, partners, agents or advisers will have any liability for any such other information or representations;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation;
- (if the application is made by an agent on your behalf) **warrant** that the application is the only application which will be made for your benefit on a **BLUE** or **YELLOW** Application Form;
- (if the application is made for your benefit) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if you are an agent for another person) **warrant** that the application is the only application which will be made for the benefit of that other person on a **BLUE** or **YELLOW** Application Form and that you are duly authorized to sign the Application Form as that other person's agent;
- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied

for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares and/or ADSs in the International Offering nor otherwise participate in the International Offering;

- **warrant** the truth and accuracy of the information contained in your application;
- **agree** to disclose to us, BOC, the Selling Shareholder, the Joint Global Coordinators and our/their respective agents any information which we/they require about you or the person(s) for whose benefit you have made the application;
- **irrevocably waive** your right to be transmitted the stamped contract note from any person who acted as your agent in connection with your application for Hong Kong Offer Shares pursuant to Section 19(1)(c) of the Stamp Duty Ordinance;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the Hong Kong Offer Shares applied for or any lesser number allocated to you under the application;
- **authorize** us to place your name(s) or HKSCC Nominees Limited, as the case may be, on our register of members as the holder(s) of any Hong Kong Offer Shares allocated to you, and the Selling Shareholder and/or its agents to send any share certificate(s) and refund cheque(s) (where applicable) to you or (in the case of joint applicants) the first-named applicant in the Application Form by ordinary post and at your own risk to the address stated on your Application Form (except that if you have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares, you can collect your share certificate(s) in person from the Share Registrar between 1.00 p.m. and 3.00 p.m. on the date of collection, which is expected to be Tuesday, July 23, 2002);
- **acknowledge** and **agree** that the stamp duty which you are liable to pay in respect of the Hong Kong Offer Shares allocated to you shall be met by the Selling Shareholder;
- **understand** that these declarations and representations will be relied upon by us, BOC, the Selling Shareholder and the Joint Global Coordinators in deciding whether or not to allocate any Hong Kong Offer Shares in response to your application; and
- if the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of us, BOC, the Selling Shareholder, the Joint Global Coordinators and the Hong Kong Underwriters nor any of our/their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus and the Application Forms.

(c) If you apply for Hong Kong Offer Shares using a **YELLOW** Application Form, in addition to the confirmations and agreements referred to in paragraph (a) above, you **agree** that any Hong Kong Offer Shares allocated to you shall be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS operated by HKSCC for credit to your CCASS investor participant stock account or the stock account of your designated CCASS participant, in accordance with your election on the Application Form.

(d) We, BOC, the Selling Shareholder, the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters and our/their respective directors and any other person involved in the Global Offering are entitled to rely on any warranty, representation or declaration made by you in your application.

(e) All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on joint applicants shall be deemed to have been made, given or assumed by or imposed on the applicants jointly and severally.

6. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOCATED HONG KONG OFFER SHARES

You should note the following situations in which Hong Kong Offer Shares will not be allocated to you or your application is liable to be rejected:

(a) **If your application is revoked:**

By completing an Application Form, you agree that you cannot revoke your application. This agreement will take effect as a collateral contract with the Selling Shareholder, and will become binding when you lodge your Application Form. This collateral contract will be in consideration of the Selling Shareholder agreeing that it will not offer any Hong Kong Offer Shares to any person before August 14, 2002 except by means of one of the procedures referred to in this prospectus. For this purpose, acceptance of applications which are not rejected will be constituted by announcement of the basis of allocations and/or making available the results of allocations publicly, and where such basis of allocations is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot, respectively.

You may only revoke your application if a person responsible for this prospectus under Section 40 of the Companies Ordinance gives a public notice under that Section which excludes or limits the responsibility of that person for this prospectus.

If your application has been accepted, it cannot be revoked.

(b) **If the allocation of Hong Kong Offer Shares is void:**

Your allocation of Hong Kong Offer Shares will be void if the Listing Committee of the Stock Exchange does not grant permission to list the Shares either:

- within three weeks from the closing of the application lists; or
- within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies us of that longer period within three weeks of the closing of the application lists.

(c) **If you make applications in the Hong Kong Public Offering as well as in the International Offering:**

By filling in any of the Application Forms, you agree not to apply for Hong Kong Offer Shares as well as Offer Shares and/or ADSs in the International Offering. Reasonable steps will be taken to identify and reject applications in the Hong Kong Public Offering from investors who have received Offer Shares and/or ADSs in the International Offering and to identify and reject indications of interest in the

International Offering from investors who have received Hong Kong Offer Shares in the Hong Kong Public Offering.

(d) **If the Selling Shareholder, the Joint Global Coordinators or their respective agents exercise their discretion:**

The Selling Shareholder, the Joint Global Coordinators or their respective agents have full discretion to reject or accept any application, or to accept only part of any application, without having to give any reasons for any rejection or acceptance.

(e) **If:**

- your application is a multiple or a suspected multiple application;
- your Application Form is not completed correctly;
- your payment is not made correctly or you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation;
- you or the person for whose benefit you are applying have applied for and/or received or will receive Offer Shares and/or ADSs in the International Offering; or
- the Hong Kong Underwriting Agreement does not become unconditional or is terminated in accordance with its terms.

7. IF YOUR APPLICATION FOR HONG KONG OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

(a) **If you are applying using a WHITE or a BLUE Application Form:**

- If you have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares, you can collect your share certificate(s) in person from:

  Computershare Hong Kong Investor Services Limited
  Rooms 1712-1716
  17th Floor
  Hopewell Centre
  183 Queen's Road East
  Wanchai
  Hong Kong

  between 1:00 p.m. and 3:00 p.m. on the date notified by the Selling Shareholder in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal as the date of collection of share certificates, which is expected to be Tuesday, July 23, 2002, after which they will be sent to you by ordinary post and at your own risk to the address stated on your Application Form.

- Refund cheques cannot be collected and are expected to be despatched on or before Thursday, July 25, 2002 to the same address as that for share certificates.
- Applicants being individuals who opt for personal collection must not authorise any other person to make their collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' respective chops. Both individuals and authorised

representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Share Registrar.

- If you have applied for less than 200,000 Hong Kong Offer Shares or if you have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares and do not collect your share certificate(s) between the times and on the date specified above, your share certificate(s) will be sent to you or (in the case of joint applicants) the first-named applicant in the Application Form on the date of despatch which is expected to be on or before Tuesday, July 23, 2002 by ordinary post and at your own risk to the address stated on your Application Form.

(b) **If you are applying on a YELLOW Application Form to have your allocated Hong Kong Offer Shares deposited directly into CCASS:**

If your application is wholly or partly successful, your share certificate will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to your CCASS investor participant stock account or the stock account of your designated CCASS Participant as instructed by you on the Application Form, at the close of business on Tuesday, July 23, 2002 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees Limited.

- **If you are applying through a designated CCASS participant (other than a CCASS investor participant) on a YELLOW Application Form:**

  For Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS investor participant), you can check the number of Hong Kong Offer Shares allocated to you with that CCASS participant.

- **If you are applying as a CCASS investor participant on a YELLOW Application Form:**

  The Selling Shareholder expects to make available the results of the Hong Kong Public Offering, including the results of CCASS investor participants' applications, in the manner described in the section headed "Prospectus, Application Forms and Results of Allocations" from Tuesday, July 23, 2002. You should check the results made available by the Selling Shareholder and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, July 23, 2002 or any other date as shall be determined by HKSCC or HKSCC Nominees Limited. On Wednesday, July 24, 2002 (being the next day following the credit of the Hong Kong Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also mail to you an activity statement showing the number of Hong Kong Offer Shares credited to your stock account.

Refund cheques (if any) are expected to be sent to you by ordinary post and at your own risk to the address stated on your Application Form on or before Thursday, July 25, 2002.

(c) **If you are applying using a PINK Application Form**

The share certificate(s) will be sent to the relevant full-time employee of the Group at the address stated on the PINK Application Form by ordinary post and at the risk of the relevant full-time employee at the same time as other share certificates are despatched, which is expected to be on or before Tuesday, July 23, 2002. The refund cheque(s) (if any) will be despatched to the relevant full-time employee of the Group at the same time as other refund cheques are despatched, which is expected to be on or before Thursday, July 25, 2002.

No receipt will be issued for application moneys paid. Neither we nor the Selling Shareholder will issue temporary documents of title.

8. REFUND OF YOUR MONEY — ADDITIONAL INFORMATION

(a) You will be entitled to a refund if:

- your application is not successful, in which case the Selling Shareholder will refund your application money together with brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, without interest;
- your application is accepted only in part, in which case the Selling Shareholder will refund the appropriate portion of your application money, brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, without interest;
- the Offer Price (as finally determined) is less than the maximum Offer Price of HK$9.50 per Hong Kong Offer Share initially paid by you on application, in which case the Selling Shareholder will refund the surplus application money together with the appropriate portion of brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, without interest; and
- you are entitled to receive the Retail Discount, in which case the Selling Shareholder will refund the Retail Discount together with the appropriate portion of brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, without interest.

(b) All refunds by cheque will be crossed "Account Payee Only" and made out to you or, if you are a joint applicant, to the first-named applicant on your Application Form.

(c) Refund cheques (including refunds in respect of the Retail Discount) are expected to be despatched on or before Thursday, July 25, 2002.

(d) You may not collect any refund cheques.

The Selling Shareholder intends to make special efforts to avoid delays in refunding money.

9. PERSONAL DATA

The main provisions of the Personal Data (Privacy) Ordinance came into effect in Hong Kong on December 20, 1996. This Personal Information Collection Statement informs the applicant for, and holder of, the Hong Kong Offer Shares of our policies and practices and the policies and practices of BOC, the Selling Shareholder and the Share Registrar in relation to personal data and the Personal Data (Privacy) Ordinance.

(a) **Reasons for the Collection of Your Personal Data**

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to us, BOC, the Selling

Shareholder and the Share Registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Share Registrar.

Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Share Registrar to effect transfers or otherwise render its services. It may also prevent or delay registration of transfers of the Hong Kong Offer Shares which you have successfully applied for and/or the despatch of share certificate(s) and/or refund cheque(s) to which you are entitled.

It is important that holders of securities inform us, BOC, the Selling Shareholder and the Share Registrar immediately of any inaccuracies in the personal data supplied.

(b) Purposes

The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

- processing of your application and verification of compliance with the terms and application procedures set out in the Application Forms and this prospectus and making publicly available the results of allocations of the Hong Kong Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees Limited;
- maintaining or updating our registers of holders of securities;
- conducting or assisting to conduct signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of our securities, such as dividends, rights issues and bonus issues;
- distributing communications from the Selling Shareholder, us and our subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable us, BOC, the Selling Shareholder and the Share Registrar to discharge our/their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.

(c) Transfer of Personal Data

Personal data held by us, BOC, the Selling Shareholder and the Share Registrar relating to the applicants and the holders of securities will be kept confidential but we, BOC, the Selling Shareholder and the Share Registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as we/they consider necessary to confirm the accuracy of the personal data and in particular, we/they may disclose, obtain, transfer (whether within or outside Hong

Kong) the personal data of the applicants and the holders of securities to, from or with any and all of the following persons and entities:

- us, BOC, the Selling Shareholder or our/its respective appointed agents, such as financial advisers and receiving bankers;
- HKSCC and HKSCC Nominees Limited, who will use the personal data for the purposes of operating CCASS (in cases where the applicants have requested for the Hong Kong Offer Shares to be deposited into CCASS);
- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to us and/or the Share Registrar in connection with the operation of our/their businesses;
- the Stock Exchange, the Securities and Futures Commission and any other statutory, regulatory or governmental bodies; and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers.

By signing an Application Form, you agree to all of the above.

(d) **Access and Correction of Personal Data**

The Personal Data (Privacy) Ordinance provides the holders of securities with rights to ascertain whether we, BOC, the Selling Shareholder and/or the Share Registrar hold their personal data, to obtain a copy of that data and to correct any data that is inaccurate. In accordance with the Personal Data (Privacy) Ordinance, we, BOC, the Selling Shareholder and the Share Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to us for the attention of the Company Secretary or (as the case may be) the Share Registrar for the attention of the Privacy Compliance Officer.

10. MISCELLANEOUS

(a) **Announcement of Results**

The Selling Shareholder expects to announce the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering, the basis of allocations of the Hong Kong Offer Shares and the final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002.

The results of allocations of Hong Kong Offer Shares will be available through a variety of channels from Tuesday, July 23, 2002. See the section headed "Prospectus, Application Forms and Results of Allocations" for further details.

(b) **Commencement of Dealings in the Shares**

Dealings in the Shares on the Stock Exchange are expected to commence on Thursday, July 25, 2002.

The Shares will be traded on the Stock Exchange in board lots of 500 Shares.

Any share certificates in respect of the Hong Kong Offer Shares collected or received by successful applicants will not be valid if the Global Offering is terminated in accordance with the terms of the Hong Kong Underwriting Agreement.

(c) **Shares will be Eligible for Admission into CCASS**

If the Stock Exchange grants the listing of, and permission to deal in, the Shares and the stock admission requirements of HKSCC are complied with, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Stock Exchange or any other date as shall be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made enabling the Shares to be admitted into CCASS.

PROSPECTUS AND APPLICATION FORMS

1. WHITE AND BLUE APPLICATION FORMS AND PROSPECTUS

WHITE and **BLUE** Application Forms and English and Chinese prospectuses are available for collection free of charge during normal business hours, from 9:00 a.m. on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 from:

BOCI Asia Limited
35th Floor
Bank of China Tower
1 Garden Road
Hong Kong

Goldman Sachs (Asia) L.L.C.
68th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

or

UBS Warburg a business group of UBS AG
25th Floor
One Exchange Square
8 Connaught Place
Central
Hong Kong

BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower
3 Garden Road
Hong Kong

or

China Everbright Capital Limited
40/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

CLSA Limited
18/F, One Pacific Place
88 Queensway
Hong Kong

or

The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central
Hong Kong

BCOM Securities Company Limited
Room 201-202, Far East Consortium Building
121 Des Voeux Road Central
Hong Kong

or

CEF Capital Limited
Suite 2001
20/F, Cheung Kong Center
2 Queen's Road Central
Hong Kong

Celestial Capital Limited
21/F, The Center
99 Queen's Road Central
Hong Kong

or

China Insurance Group Securities Limited
29/F, China Insurance Group Building
141 Des Voeux Road Central
Hong Kong

Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower
183 Queen's Road Central
Hong Kong

or

CSC Securities (HK) Limited
28/F, Cosco Tower
Grand Millenium Plaza
183 Queen's Road Central
Hong Kong

Dao Heng Securities Limited
12/F, The Center
99 Queen's Road Central
Hong Kong

or

DBS Asia Capital Limited
16/F, Man Yee Building
68 Des Voeux Road Central
Hong Kong

First Shanghai Securities Limited
19/F, Wing On House
71 Des Voeux Road Central
Hong Kong

or

Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F
Two Pacific Place
88 Queensway
Hong Kong

Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

or

Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central
Hong Kong

ICEA Capital Limited
42/F, Jardine House
1 Connaught Place
Central
Hong Kong

or

Ka Wah Capital Limited
Unit 6310-6312
63/F, The Center
99 Queen's Road Central
Hong Kong

KGI Asia Limited
27th Floor, Asia Pacific Finance Tower
Citibank Plaza, 3 Garden Road
Hong Kong

or

Kingsway SW Securities Limited
5/F, Hutchison House
10 Harcourt Road
Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

or

South China Securities Limited
28/F, Bank of China Tower
1 Garden Road
Hong Kong

Sun Hung Kai International Limited
12/F, One Pacific Place
88 Queensway
Hong Kong

or

Tai Fook Securities Company Limited
25/F, New World Tower
16-18 Queen's Road Central
Hong Kong

or

any one of the following branches or sub-branches of:

Bank of China (Hong Kong) Limited

Hong Kong Island

Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai

Kowloon

Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	G107, G/F, Plaza Hollywood, Diamond Hill
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei

New Territories

Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II

hours of individual branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;

- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post during opening hours of individual post offices from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters referred to above will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.

The following is the text of a report, prepared for the purpose of incorporation in this prospectus, received from the auditors and reporting accountants of the Company, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

15 July 2002

The Board of Directors
BOC Hong Kong (Holdings) Limited
BOCI Asia Limited
Goldman Sachs (Asia) L.L.C.
UBS Warburg Asia Limited

Dear Sirs,

We set out below our report on the financial information relating to BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the years ended 31 December 1999, 2000 and 2001 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 15 July 2002 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited.

The Company was incorporated in Hong Kong under the Hong Kong Companies Ordinance on 12 September 2001. Pursuant to a group reorganisation as detailed in Section I headed "Group Reorganisation and Adoption of Merger Accounting" below and the section entitled "The Restructuring and Merger" in Appendix VI of the Prospectus, which became effective on 1 October 2001, the Company became the holding company of the principal subsidiaries set out below (the "Restructuring and Merger").

As at the date of this report, the Company has direct and indirect interests in the following principal operating subsidiaries, all of which are private limited companies:

Name	Country/place of operation & incorporation and date of incorporation	Issued and fully paid up share capital	Attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited (formerly Po Sang Bank Limited)	Hong Kong, 16 October 1964	HK$43,042,840,858	100%	Banking business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong, 2 February 1948	HK$600,000,000	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong, 24 April 1947	HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong, 9 September 1980	HK$100,000,000	100%	Credit card services
Po Sang Futures Limited	Hong Kong, 19 October 1993	HK$25,000,000	100%	Commodities brokerage

Details of other principal subsidiaries and associates making up the Group, including place of incorporation and operation, share capital, the Group's attributable interest and principal activities are set out in Notes 24 and 25 to the Financial Information (as defined below). All companies comprising the Group have adopted 31 December as their financial year end date.

No audited financial statements have been prepared for the Company since its date of incorporation as it was newly incorporated and has not been involved in any significant business transactions since incorporation other than the Restructuring and Merger. We acted as auditors of Bank of China (Hong Kong) Limited ("BOCHK" or the "Bank") and its subsidiaries for the year ended 31 December 2001. We were not the auditors of BOCHK and its subsidiaries for the years ended 31 December 1999 and 2000. The respective auditors of the financial statements of the principal entities involved in the Restructuring and Merger for the years ended 31 December 1999 and 2000 were as follows:

Entity		1999	2000
(1)	Bank of China (Hong Kong) Limited (formerly Po Sang Bank Limited)	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(2)	Nanyang Commercial Bank, Limited	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(3)	Chiyu Banking Corporation Limited.........	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(4)	BOC Credit Card (International) Limited....	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(5)	Hua Chiao Commercial Limited (formerly Hua Chiao Commercial Bank Limited)	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(6)	Bank of China — Hong Kong Branch	Deloitte Touche Tohmatsu	Arthur Andersen & Co

Entity		1999	2000
(7)	Kincheng Banking Corporation — Hong Kong Branch	Moores Rowland	Arthur Andersen & Co
(8)	Kwangtung Provincial Bank — Hong Kong Branch	Moores Rowland	Arthur Andersen & Co
(9)	Sin Hua Bank Limited — Hong Kong Branch	Moores Rowland	Arthur Andersen & Co
(10)	The China State Bank, Limited — Hong Kong Branch	Moores Rowland	Arthur Andersen & Co
(11)	The China & South Sea Bank Limited — Hong Kong Branch	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(12)	The National Commercial Bank Limited — Hong Kong Branch	Deloitte Touche Tohmatsu	Arthur Andersen & Co
(13)	The Yien Yieh Commercial Bank Limited — Hong Kong Branch	Moores Rowland	Arthur Andersen & Co
(14)	Kwangtung Provincial Bank — Shenzhen Branch	Shenzhen Dahua Tiancheng	Shenzhen Dahua Tiancheng
(15)	Sin Hua Bank Limited — Shenzhen Branch	Shenzhen Dahua Tiancheng	Shenzhen Dahua Tiancheng

Entities (1) to (4) are known collectively as the "Surviving Entities"

Entities (5) to (15) are known collectively as the "Predecessor Entities"

Entities (6) to (15) are known collectively as the "Merging Branches"

Arthur Andersen & Co, Deloitte Touche Tohmatsu and Moores Rowland are Certified Public Accountants in Hong Kong. Shenzhen Dahua Tiancheng are Certified Public Accountants in Shenzhen, the People's Republic of China ("PRC").

We have examined the audited financial statements or, where appropriate, the unaudited management accounts of the companies comprising the Group and associates for each of the Relevant Periods and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants ("HKSA").

The Financial Information as set out in Sections II to VI ("Financial Information") has been prepared based on the audited financial statements or, where appropriate unaudited management accounts of the associates and all companies comprising the Group, on the basis set out in Section I below, after making such adjustments as are appropriate. The directors of the respective companies are responsible for preparing these financial statements which give a true and fair view. In preparing these financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of the Company are responsible for the Financial Information. It is our responsibility to form an independent opinion on the consolidated profit and loss accounts of the Group for the Relevant Periods and the consolidated balance sheets of the Group as at 31 December 1999, 2000 and 2001.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the bases set out in Section I and Section VI.2.(a) below, gives a true and fair view of the consolidated profits and consolidated cash flows of the Group for the Relevant Periods and of the Group's and Company's state of affairs as at 31 December 1999, 2000 and 2001.

SECTION I — GROUP REORGANISATION AND ADOPTION OF MERGER ACCOUNTING

Group Reorganisation

As described in the section entitled "The Restructuring and Merger" in Appendix VI of the Prospectus, the Company acquired the entire equity interests in BOCHK on 30 September 2001. On 1 October 2001, BOCHK took over the entire equity interests in Nanyang Commercial Bank, Limited ("Nanyang") and BOC Credit Card (International) Limited ("BOC-CC"), certain equity interests in Chiyu Banking Corporation ("Chiyu") and the assets, liabilities and business undertakings of the Predecessor Entities listed below, all of which are under the common control of the Bank of China ("BOC"), a state-owned commercial bank established under the laws of PRC:

1. Hua Chiao Commercial Limited (formerly Hua Chiao Commercial Bank Limited) ("Hua Chiao");
2. Bank of China — Hong Kong Branch;
3. Kincheng Banking Corporation — Hong Kong Branch;
4. Kwangtung Provincial Bank — Hong Kong Branch;
5. Sin Hua Bank Limited — Hong Kong Branch;
6. The China State Bank, Limited — Hong Kong Branch;
7. The China & South Sea Bank Limited — Hong Kong Branch;
8. The National Commercial Bank Limited — Hong Kong Branch;
9. The Yien Yieh Commercial Bank Limited — Hong Kong Branch;
10. Kwangtung Provincial Bank — Shenzhen Branch; and
11. Sin Hua Bank Limited — Shenzhen Branch.

BOCHK, Nanyang, Chiyu, Hua Chiao and BOC-CC are private limited companies incorporated in Hong Kong. The remainder of the above entities were self-contained banking businesses operating in Hong Kong or Shenzhen of the PRC, in the form of branches of their respective holding entities (except for Hua Chiao, which is a corporate entity).

In connection with the Restructuring and Merger, shareholdings in an aggregate of 25 companies and subsidiaries ("Disposed Subsidiaries") which were not primarily engaged in commercial banking, were disposed of to a fellow subsidiary of the Group. In addition, outstanding debts between the Disposed Subsidiaries and the relevant sellers were settled.

The Restructuring and Merger is governed by a Merger Agreement dated 31 May 2001 ("Merger Agreement") and a Supplemental Agreement dated 30 September 2001 ("Supplemental Merger Agreement") entered into between BOC and certain of its directly or indirectly controlled entities with banking and related financial operations in Hong Kong. It was also accomplished using a private members' bill which was passed by the Hong Kong Legislative Council on 12 July 2001 and became law on 20 July 2001. Under the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance"), all assets and liabilities of the Predecessor Entities whose transfer is governed by Hong Kong law or in jurisdictions where they were recognised were transferred to BOCHK. In addition, by the Legal Tender Notes Issue Ordinance (Amendment of Schedule) Notice 2001, BOCHK replaced BOC as a bank note issuing bank in Hong Kong.

Merger Accounting

The Restructuring and Merger represents a business combination resulting from transactions among enterprises under the common control of BOC. Under the principles of merger accounting prescribed in the Statement of Standard Accounting Practice ("SSAP") 27, "Accounting for Group Reconstructions", the consolidated financial statements of the Group are prepared as if the group structure and the capital structure as at 1 October 2001 had been in existence from the beginning of the Relevant Periods. Therefore, the share capital issued is shown as if the shares were in issue on 1 January 1999. A consequence of this presentation is the recognition of a merger reserve as at 1 January 1999 representing the difference between the amount of share capital issued and the nominal amount of share capital as recorded in the relevant Surviving and Predecessor Entities as at 1 October 2001. Under the Restructuring and Merger which was effected through the Merger Ordinance, it was the Group's intention to capitalise on consolidation the reserves of these entities as at 1 October 2001, and accordingly these reserves are shown to be capitalised and set off against the merger reserve as at that date.

The results of the Surviving Entities and the Predecessor Entities (which includes the Merging Branches) before 1 October 2001 are included in the consolidated financial statements of the Group. The results of the Disposed Subsidiaries are included in the consolidated financial statements of the Group up to the date of disposal. The businesses of the Merging Branches and Hua Chiao were combined with the Group on 1 October 2001. Prior to 1 October 2001, these businesses were carried on within separate and distinct entities that were the Merging Branches and Hua Chiao. Although the businesses were combined, the entities themselves were not combined with the Group, and continue to exist independently of the Group. As a result, any activities (apart from those in which they are acting in the capacity of trustee for the Group) undertaken by these entities after 1 October 2001 are not part of the Group and are not included in the consolidated financial statements.

Certain of the Surviving Entities and Predecessor Entities held shareholdings in Bank of China Group Insurance Company Ltd. ("BOC Insurance"), a company engaged in insurance business in Hong Kong. As BOC Insurance was managed autonomously and its nature of business is fundamentally different from commercial banking, its activities are not considered part of the Group and the shareholdings/results are not included in the consolidated financial statements. Disposals of the shareholdings and dividends received from BOC Insurance have been treated as capital contributions in the consolidated financial statements.

SECTION II — CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	For the year ended 31 December		
		1999	2000	2001
		(HK$ in millions)		
Interest income	3	51,409	55,449	38,307
Interest expense		(36,589)	(39,403)	(23,320)
Net interest income		14,820	16,046	14,987
Other operating income	4	4,661	4,652	4,022
Operating income		19,481	20,698	19,009
Operating expenses	5	(6,334)	(5,734)	(5,847)
Operating profit before provisions		13,147	14,964	13,162
Charge for bad and doubtful debts	6	(9,966)	(8,593)	(7,412)
Operating profit after provisions		3,181	6,371	5,750
Restructuring costs	7	—	—	(937)
Net gain/(loss) from disposal/revaluation of fixed assets	8	183	90	(1,237)
Net gain on disposal of held-to-maturity securities and investment securities	9	37	43	20
(Provision)/write-back of provision for impairment in held-to-maturity securities and investment securities	10	(65)	(62)	24
Gain on disposal of subsidiaries	33(e)	562	—	12
(Loss)/gain on disposal of associates/provision for impairment in associates		(28)	(16)	20
Share of net (losses)/profits of associates		(99)	(50)	81
Profit before taxation		3,771	6,376	3,733
Taxation	11	(550)	(1,178)	(832)
Profit after taxation		3,221	5,198	2,901
Minority interests		(154)	(151)	(133)
Profit attributable to shareholders	12	3,067	5,047	2,768
Dividends (Note)	13	438	962	—
Earnings per share	42	HK$ 0.058	HK$ 0.095	HK$ 0.052

Note: On 18 June 2002, the Board of Directors proposed a special dividend amounting to HK$1,935 million (Note 43).

SECTION III — CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 1999	2000	2001
		(HK$ in millions)		
ASSETS				
Cash and short-term funds	16	261,098	255,248	196,255
Placements with banks and other financial institutions maturing between one and twelve months		74,134	108,414	80,773
Trade bills	17	486	539	382
Certificates of deposit held	18	13,881	25,673	19,474
Hong Kong SAR Government certificates of indebtedness	27	27,890	22,370	25,510
Held-to-maturity securities	19	44,840	48,326	50,988
Investment securities	20	392	313	44
Other investments in securities	21	13,107	33,890	56,169
Advances and other accounts	22	317,556	325,569	308,108
Investments in associates	25	735	742	416
Fixed assets	26	10,299	10,571	21,049
Other assets		8,536	7,715	6,972
Total assets		772,954	839,370	766,140
LIABILITIES				
Hong Kong SAR currency notes in circulation	27	27,890	22,370	25,510
Deposits and balances of banks and other financial institutions		97,081	129,766	55,295
Current, fixed, savings and other deposits from customers		589,421	624,726	606,428
Certificates of deposit issued		9,660	9,000	5,000
Other accounts and provisions	29	16,440	18,631	20,671
Total liabilities		740,492	804,493	712,904
CAPITAL RESOURCES				
Minority interests		1,456	1,532	1,066
Share capital	31	52,864	52,864	52,864
Retained earnings	32	29,225	31,561	(851)
Other reserves	32	(51,083)	(51,080)	157
Shareholders' funds		31,006	33,345	52,170
Total capital resources		32,462	34,877	53,236
Total liabilities and capital resources		772,954	839,370	766,140

SECTION III — BALANCE SHEET OF THE COMPANY

	Note	As at 31 December 2001
		(HK$ in millions)
Investment in subsidiary	24	52,864
Financed by:		
Share capital	31	52,864

No comparatives are presented as the company was incorporated on 12 September 2001.

SECTION IV — CONSOLIDATED CASH FLOW STATEMENT

	Note	For the year ended 31 December 1999	2000	2001
		(HK$ in millions)		
Net cash (outflow)/inflow from operating activities	33(a)	(21,612)	6,294	(54,291)
Returns on investments and servicing of finance				
Dividends received from associates		6	53	—
Income received from investments in securities		39	42	66
Dividends paid to minority shareholders in subsidiaries		(62)	(75)	(638)
Remittance of profits by Merging Branches		(2,911)	(2,171)	(3,034)
Dividends paid		(659)	(858)	(542)
Net cash outflow from returns on investments and servicing of finance		(3,587)	(3,009)	(4,148)
Taxation				
Hong Kong profits tax paid		(1,076)	(797)	(1,322)
Overseas tax paid		(68)	(39)	(23)
Total tax paid		(1,144)	(836)	(1,345)
Investing activities				
Purchase of fixed assets		(409)	(527)	(1,448)
Disposal of fixed assets		258	135	313
Purchase of investment securities		(1)	(3)	(30)
Disposal of investment securities		134	69	271
Purchase of subsidiaries	33(d)	108	2	24
Disposal of subsidiaries	33(e)	212	—	252
Disposal of interests in associates		—	—	394
Distributions upon liquidation of subsidiary		—	—	(8)
Loans to associates		(11)	(129)	—
Net cash inflow/(outflow) from investing activities		291	(453)	(232)
Net cash (outflow)/inflow before financing		(26,052)	1,996	(60,016)
Financing				
Certificates of deposit redeemed	33(b)	(76)	(660)	(4,000)
Capital contributions from ultimate holding company	33(f)	1,418	152	—
Cash inflow/(outflow) from financing		1,342	(508)	(4,000)
(Decrease)/increase in cash and cash equivalents		(24,710)	1,488	(64,016)
Cash and cash equivalents at 1 January		207,902	183,192	184,680
Cash and cash equivalents at 31 December	33(c)	183,192	184,680	120,664

SECTION V — CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

	Note	For the year ended 31 December 1999	2000	2001
		(HK$ in millions)		
Gains recognised directly in equity				
Surplus on revaluation of premises	32	—	—	8,408
Surplus on revaluation of investment properties	32	—	—	3,159
Gain/(loss) on translation of the accounts of overseas operations	32	—	3	(2)
Net gains not recognised in the consolidated profit and loss account		—	3	11,565
Profit attributable to shareholders	32	3,067	5,047	2,768
Total consolidated recognised gains and losses for the year		3,067	5,050	14,333

SECTION VI — NOTES TO FINANCIAL INFORMATION

1. PRINCIPAL ACTIVITIES

The principal activities of the Group are the provision of banking and related financial services in Hong Kong.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of Preparation

The Financial Information detailed in Sections II to VI has been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off balance sheet instruments and revaluation of premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and complies with the SSAPs issued by the HKSA. In addition, the Financial Information complies fully with the guideline on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

In accordance with the Merger Ordinance and Merger Agreement, the shares of the Surviving Entities and the assets and liabilities of the Merging Branches and Hua Chiao were acquired by BOCHK at their net asset values, which have been adjusted for the fair valuation of certain fixed assets.

The merger was executed by way of issue of shares and the Company issued in total, shares with a nominal value of HK$52,864 million to acquire the shares of the Surviving Entities and net assets of the Predecessor Entities. There was no consideration in the form of cash or other assets.

The Financial Information is prepared under the application of merger accounting in accordance with SSAP 27 "Accounting for Group Reconstructions". Any difference between the amount recorded as share capital issued plus any additional consideration in the form of cash or other assets and the nominal value amount recorded for the share capital of all of the Surviving Entities and Predecessor Entities acquired is included in equity as a separate reserve ("merger reserve"). As outlined in Section I, the financial statement items of the Group for the Relevant Periods are included in the consolidated financial statements as if they had been combined from the beginning of the earliest period presented. Accordingly, the share capital issued by the Company as part of the Restructuring and Merger has been treated as if the shares were in issue from the beginning of the period presented. A consequence of this presentation is the recognition of a merger reserve as at 1 January 1999 representing the difference between the amount of share capital issued and the nominal amount of share capital as recorded in the relevant Surviving and Predecessor Entities as at 1 October 2001. Under the Restructuring and Merger which was effected through the Merger Ordinance, it was the Group's intention to capitalise on consolidation the reserves of these entities as at 1 October 2001, and accordingly these reserves are shown to be capitalised and set off against the merger reserve as at that date.

(b) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the Relevant Periods are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

SECTION VI — NOTES TO FINANCIAL INFORMATION

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between: (a) the proceeds of the sale and, (b) the Group's share of its net assets together with any unamortised goodwill or negative goodwill (or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account) and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Associates

An associate is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the year. The consolidated balance sheet includes the Group's share of the net assets of the associates plus goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

(d) Revenue Recognition

Interest income is recognised as it accrues, except in the case of doubtful debts where interest is no longer accrued or is credited to a suspense account which is netted in the balance sheet against the relevant balances.

Fees and commission income are recognised when earned, unless they relate to transactions involving an interest rate risk or other risks which extend beyond the current period, in which case they are amortised over the relevant period.

Dividend income is recognised when the right to receive payment is established.

Rental income under operating leases is recognised on a straight-line basis over the period of the lease, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.

(e) Advances

Advances to customers, banks and other financial institutions are reported on the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts and suspended interest. Advances to banks and other financial institutions include placements with banks and other financial institutions of more than one year.

All advances are recognised when cash is advanced to borrowers.

SECTION VI — NOTES TO FINANCIAL INFORMATION

(f) Provisions for Bad and Doubtful Debts

The Group classifies loans and advances into pass, special mention, substandard, doubtful and loss categories. The classification of loans and advances is based primarily on the status of overdue payments of interest and/or principal and whether the loans and advances are fully collateralised. In addition, an assessment of the borrower's capacity to repay and of the degree of doubt about the collectibility of interest and/or principal is made and factored into the classification process.

Provisions are made against specific loans and advances as and when the Group has doubt on the ultimate recoverability of principal or interest in full. Specific provision is made to reduce the carrying value of the asset, taking into account available collateral, to the expected net realisable value based on the Group's assessment of the potential losses on those identified loans and advances on a case-by-case basis.

In addition, amounts have been set aside as a general provision for bad and doubtful debts. Both specific and general provisions are deducted from "Advances to customers" and "Trade bills" in the consolidated balance sheet.

When there is no realistic prospect of recovery, the outstanding debt is written off.

(g) Fixed Assets

(i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and less accumulated depreciation calculated to write off the assets over their estimated useful lives on a straight line basis as follows:

Leasehold land	Over the remaining period of lease
Buildings	Over the shorter of the remaining period of the lease and 15 to 50 years
Leasehold improvements.....	Over the shorter of period of lease and 3 to 10 years

Premises were stated at cost less accumulated depreciation and accumulated impairment losses prior to 2001. From 2001, premises are stated at valuation. As permitted by SSAP 2, the comparative information has not been restated as it is impracticable to do so. The purpose of the change in accounting policy is to enable the Group's premises to be stated at approximate fair value. The effect of the valuation was to increase the Group's premises revaluation reserve by HK$8,408 million. It also resulted in a charge to the profit and loss account of HK$1,135 million in 2001.

Independent valuations are performed every five years. In the intervening years, management review the carrying value of individual properties and adjustment is made where in the management's opinion there has been a material change in value. The valuations are on an open market value basis related to individual properties. Increases in valuation are credited to the premises revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same individual asset and thereafter are debited to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the revaluation reserve. Upon disposal of premises, the relevant portion of the revaluation reserve realised in respect of previous valuations is released and transferred from the revaluation reserve to retained earnings.

SECTION VI — NOTES TO FINANCIAL INFORMATION

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the Group. The valuations are on an open market value basis related to individual properties. The valuations are incorporated in the financial statements. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to the profit and loss account. Any subsequent increases in valuation are credited to the profit and loss account up to the amount previously debited, and then to the revaluation reserve.

Investment properties were stated at cost less accumulated depreciation and accumulated impairment losses prior to 2001 as the Group was exempted from annual open market valuation given the aggregate estimated open market value of the investment properties was less than 15% of the carrying value of its total assets and the Group was unlisted. As permitted by SSAP 2, the comparative information has not been restated as it is impracticable to do so. The purpose of the change in accounting policy is to enable the Group's investment properties to be stated at approximate fair value. The effect of the valuation was to increase the Group's revaluation reserve by HK$3,159 million. It also resulted in a charge to the profit and loss account of HK$106 million in 2001.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining terms of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(iii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other fixed assets is calculated to write off the assets on a straight-line basis over their estimated useful lives as follows:

Motor vehicles	3 to 10 years
Furniture, fixtures and equipment	3 to 15 years

The gain or loss on disposal of other fixed assets is recognised in the profit and loss account.

(iv) Impairment of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that premises and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

SECTION VI — NOTES TO FINANCIAL INFORMATION

(h) Investments in Securities

(i) Held-to-maturity securities

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for diminution in their value which is other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums and discounts arising on acquisition of dated debt securities is included as part of interest income/expense in the profit and loss account. Profits or losses on realisation of held-to-maturity securities are accounted for in the profit and loss account as they arise.

(ii) Investment securities

Securities which are intended to be held on a continuing basis for an identified long term purpose at the time of acquisition (for example, for strategic purposes), are stated in the balance sheet at cost less any provisions for diminution in value which is other than temporary.

The carrying amounts of investment securities are reviewed as at the balance sheet date in order to assess whether the fair values have declined below the carrying amounts. When such a decline has occurred, the carrying amount is reduced to the fair value unless there is evidence that the decline is temporary. The amount of the reduction is recognised as an expense in the profit and loss account.

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable willing parties in an arm's length transaction.

(iii) Other investments in securities

All other investments in securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs.

(i) Operating Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term. Initial direct costs incurred specifically to earn

SECTION VI — NOTES TO FINANCIAL INFORMATION

revenue from an operating lease are recognised as an expense in the profit and loss account in the period in which they are incurred.

(j) Provisions

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The Group provides for costs related to the reorganisation and restructuring of the Group's operations. The restructuring provisions relate to costs which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans. Restructuring provisions mainly comprise stamp duty costs and employee termination payments.

(k) Deferred Taxation

Deferred taxation is provided at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the profit and loss account to the extent that it is probable that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(l) Foreign Currency Translation

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associates expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate for the period. Exchange differences are dealt with as a movement in reserves.

(m) Retirement Benefit Costs

The Group contributes to defined contribution retirement schemes under either recognised occupation retirement schemes ("ORSO schemes") or mandatory provident fund ("MPF") schemes which are available to all employees. Contributions to the scheme by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represent contributions payable by the Group to the schemes. Forfeited contributions by those employees who leave the ORSO schemes prior to the full vesting of their contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held separately from those of the Group in independently administered funds.

SECTION VI — NOTES TO FINANCIAL INFORMATION

(n) Off-Balance Sheet Financial Instruments

Off-balance sheet financial instruments arise from futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these instruments is dependent upon whether the transactions are undertaken for trading purposes or to hedge risk.

Transactions undertaken for trading purposes are marked to market and the gain or loss arising is recognised in the profit and loss account as "Net gain from foreign exchange activities" or "Net gain from other dealing activities". Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

Unrealised gains on transactions which are marked to market are included in "Advances and other accounts". Unrealised losses on transactions which are marked to market are included in "Other accounts and provisions".

(o) Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p) Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit.

(q) Dividends

Under SSAP 9 (revised) dividends proposed or declared after the balance sheet date are disclosed as a post balance sheet event and are not recognised as a liability at the balance sheet date. This has been applied throughout the Relevant Periods.

SECTION VI — NOTES TO FINANCIAL INFORMATION

(r) Segmental reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of geographical segment reporting, revenues are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. INTEREST INCOME

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Interest income from listed investments	476	651	766
Interest income from unlisted investments	3,672	6,310	5,666
Other interest income	47,261	48,488	31,875
	51,409	55,449	38,307

4. OTHER OPERATING INCOME

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Fees and commission income	3,636	3,974	3,585
Less: Fees and commission expense	(600)	(972)	(889)
Net fees and commission income	3,036	3,002	2,696
Dividend income from investments in securities			
- listed investments	—	2	1
- unlisted investments	39	40	65
Net gain from other investments in securities	199	130	108
Net gain from foreign exchange activities	987	845	816
Net gain from other dealing activities	40	19	8
Data and cheque processing service income	36	104	74
Gross rental income from investment properties	132	125	177
Others	192	385	77
	4,661	4,652	4,022

SECTION VI — NOTES TO FINANCIAL INFORMATION

5. OPERATING EXPENSES

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Staff costs (including directors' emoluments)	4,175	3,523	3,796
Premises and equipment expenses excluding depreciation			
- rental of premises	298	307	297
- others	320	359	335
Depreciation			
- owned fixed assets	609	514	460
Other operating expenses	932	1,031	959
	6,334	5,734	5,847

Included in "Other operating expenses" is auditors' remuneration. For the years ended 31 December 1999 and 2000, the auditors' remuneration for the branch/statutory audits amounted to HK$14 million and HK$4 million, respectively. The auditors' remuneration for the year ended 31 December 2001 amounted to HK$23 million which was in respect of the statutory audits and the audit of the consolidated financial statements for the Relevant Periods.

6. CHARGE FOR BAD AND DOUBTFUL DEBTS

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Net charge for bad and doubtful debts			
Specific provisions			
- new provisions	12,640	7,583	10,649
- releases	(1,075)	(296)	(645)
- recoveries	(27)	(99)	(530)
	11,538	7,188	9,474
General provisions	(1,572)	1,405	(2,062)
Net charge to consolidated profit and loss account (Note 23)	9,966	8,593	7,412

SECTION VI — NOTES TO FINANCIAL INFORMATION

7. RESTRUCTURING COSTS

Restructuring costs are direct expenditure arising from the Restructuring and Merger set out in Section I. Details of the restructuring costs are as follows:

	For the year ended 31 December 2001
	(HK$ in millions)
Stamp duty levied on immovable properties	584
Stamp duty levied on shares	64
Severance payments	112
Legal and professional fees	39
Others	138
	937

There were no restructuring costs for the years ended 31 December 1999 and 2000.

8. NET GAIN/(LOSS) FROM DISPOSAL/REVALUATION OF FIXED ASSETS

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Net gain on disposal of fixed assets	183	90	4
Net loss on revaluation of fixed assets (Note 26)	—	—	(1,241)
	183	90	(1,237)

9. NET GAIN ON DISPOSAL OF HELD-TO-MATURITY SECURITIES AND INVESTMENT SECURITIES

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Net gain on disposal of held-to-maturity securities	3	9	—
Net gain on disposal of investment securities	34	34	20
	37	43	20

Securities classified as held-to-maturity, amounting to HK$60 million, were sold during the year ended 31 December 2001. The disposals were made due to concerns over the credit quality of these securities.

SECTION VI — NOTES TO FINANCIAL INFORMATION

10. (PROVISION)/WRITE-BACK OF PROVISION FOR IMPAIRMENT IN HELD-TO-MATURITY SECURITIES AND INVESTMENT SECURITIES

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
(Provision)/write-back of provision on held-to-maturity securities	(49)	(15)	23
(Provision)/write-back of provision for impairment losses on investment securities	(16)	(47)	1
	(65)	(62)	24

11. TAXATION

Taxation in the consolidated profit and loss account represents:

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Hong Kong profits tax			
— current year taxation	836	1,219	877
— 10% tax rebate for 1997/98	(226)	—	—
— overprovision in prior years	(72)	(34)	(75)
Deferred tax liability	—	—	2
	538	1,185	804
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(247)	(253)	(96)
	291	932	708
Investments in partnerships written off	202	203	77
Hong Kong profits tax	493	1,135	785
Overseas taxation	48	34	29
	541	1,169	814
Share of taxation attributable to associates	9	9	18
	550	1,178	832

Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profit for the Relevant Periods. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

On 3 March 1999, the Government of the Hong Kong Special Administrative Region ("HKSAR") announced a special profits tax rebate of 10% on the profits tax charged and paid for the year of assessment 1997/1998. In this connection, the amount of tax rebate received from the Government of HKSAR, which amounted to HK$226 million, had been recognised in the consolidated profit and loss account for the year ended 31 December 1999.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and consequently they are not consolidated in the Group's accounts. As at 31 December 1999, 2000 and 2001, the Group's investment in such

SECTION VI — NOTES TO FINANCIAL INFORMATION

partnerships, which is included in "Other assets" in the balance sheet amounted to HK$1,757 million, HK$1,871 million and HK$876 million, respectively. The Group's investments in partnerships are amortised over the life of the partnership in proportion to the taxation benefits resulting from those investments. The total assets and liabilities of such partnerships are as follows:

	For the year ended 31 December		
	1999	2000	2001
		(HK$ in millions)	
Assets	6,236	7,481	4,493
Liabilities	4,308	5,465	3,156

12. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

There were no profits attributable to shareholders for the period ended 31 December 2001 dealt with in the financial statements of the Company.

13. DIVIDENDS

	For the year ended 31 December		
	1999	2000	2001
	HK$'m	HK$'m	HK$'m
Interim dividends paid			
— Nanyang	—	180	—
— Chiyu	—	120	—
Interim cash bonus dividend paid			
— Chiyu	—	120	—
Proposed final dividends			
— Nanyang	180	300	—
— Po Sang	40	40	—
— Chiyu	49	58	—
— Hua Chiao	33	33	—
— BOC-CC	—	5	—
Proposed special dividends			
— Hua Chiao	16	16	—
Proposed cash bonus dividend			
— Chiyu	120	90	—
	438	962	—

Dividends for the periods prior to the Restructuring and Merger on 1 October 2001 represent those paid to BOC by the Bank, Nanyang, Chiyu, BOC-CC and Hua Chiao. Repatriation of profits by the Merging Branches is not included as dividends shown above. No dividends have been proposed since the Restructuring and Merger for the year ended 31 December 2001.

At a meeting held on 18 June 2002, the Board of Directors proposed a special dividend of HK$0.0366 per ordinary share amounting to HK$1,935 million. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2002.

SECTION VI — NOTES TO FINANCIAL INFORMATION

14. RETIREMENT BENEFIT COSTS

The Group operates certain defined contribution schemes which are ORSO schemes exempted under the Mandatory Provident Fund Schemes Ordinance ("MPF Schemes Ordinance"). Under the schemes, the employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on their years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale of 20% to 95% after completing three to less than 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

The total contributions for these ORSO schemes for the years ended 31 December 1999, 2000 and 2001 amounted to approximately HK$187 million, HK$229 million and HK$234 million, respectively, after a deduction of forfeited contributions of approximately HK$24 million, HK$28 million and HK$36 million, respectively.

For the period from 1 January 1998 to 31 December 1999, the Group also provided defined benefit schemes to its employees. Contributions were designed to fully fund the schemes as advised by an independent actuary. The Group terminated the defined benefit schemes on 1 January 2000 with the vested contributions transferred to the defined contribution schemes described above. The excess contribution of the defined benefit schemes of approximately HK$84 million was refunded to the Group in 2000 and recognised as other income in the consolidated profit and loss account. The contributions made by the Group for the defined benefit schemes amounted to HK$133 million and HK$117 million for the years ended 31 December 1998 and 1999, respectively, after deduction of forfeited contributions of approximately HK$2 million and HK$5 million, respectively.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice Mandatory Provident Fund Scheme (the "MPF Scheme"), the trustee of which is BOCI-Prudential Trustee Limited and the investment manager of which is BOCI — Prudential Asset Management Limited, which are related parties of the Company. For the years ended 31 December 2000 and 2001, total contributions to the MPF Schemes amounted to approximately HK$0.3 million and HK$4.2 million, respectively.

15. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

During the Relevant Periods, there were no emoluments paid and payable by the Company to the directors of the Company. Details of the emoluments paid and payable to the

SECTION VI — NOTES TO FINANCIAL INFORMATION

directors of the Company by the Group in respect of their services rendered for managing the subsidiaries of the Company during the Relevant Periods are as follows:

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Fees	—	—	1
Other emoluments for executive directors			
— Basic salaries and allowances	3	3	3
— Discretionary bonuses	—	1	2
— Others (including benefits in kind)	1	1	1
	4	5	7

The emoluments of the directors were within the following bands:

	Number of directors		
	For the year ended 31 December		
	1999	2000	2001
Up to HK$1,000,000	—	—	12
HK$3,500,001 — HK$4,000,000	1	—	—
HK$4,500,001 — HK$5,000,000	—	1	—
HK$5,000,001 — HK$5,500,000	—	—	1

An aggregate of HK$400,000 was paid to independent non-executive directors in 2001 (HK$Nil for 2000 and 1999).

(b) Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Group for the Relevant Periods include one director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four individuals during the Relevant Periods are as follows:

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Basic salaries and allowances	8	9	6
Discretionary bonuses	1	3	3
Contributions to pensions schemes	1	1	1
	10	13	10

SECTION VI — NOTES TO FINANCIAL INFORMATION

The emoluments fell within the following bands:

	Number of individuals		
	For the year ended 31 December		
	1999	2000	2001
HK$2,000,001 — HK$2,500,000	3	—	1
HK$2,500,001 — HK$3,000,000	1	—	3
HK$3,000,001 — HK$3,500,000	—	3	—
HK$3,500,001 — HK$4,000,000	—	1	—

During the Relevant Periods, no directors waived any emoluments and no emoluments have been paid by the Group to the directors or any of the 5 highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

16. CASH AND SHORT-TERM FUNDS

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Cash	5,911	3,200	3,240
Balances with banks and other financial institutions	89,345	82,173	56,658
Money at call and short notice maturing within one month	143,188	155,900	117,446
Treasury bills (including Exchange Fund Bills)	22,654	13,975	18,911
	261,098	255,248	196,255

The analysis of treasury bills (including Exchange Fund Bills) held is as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Unlisted, held-to-maturity, at amortised cost	13,623	10,686	12,932
Unlisted, other investments in securities, at fair value	9,031	3,289	5,979
	22,654	13,975	18,911

17. TRADE BILLS

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Trade bills	500	539	382
Specific provision for bad and doubtful debts (Note 23)	(14)	—	—
	486	539	382

SECTION VI — NOTES TO FINANCIAL INFORMATION

18. CERTIFICATES OF DEPOSIT HELD

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Held-to-maturity, at amortised cost			
— Listed outside Hong Kong	—	4	—
— Unlisted	9,131	12,756	9,130
	9,131	12,760	9,130
Other investments in securities, at fair value			
— Unlisted	4,750	12,913	10,344
	13,881	25,673	19,474
Market value of listed certificates of deposit held	—	4	—

19. HELD-TO-MATURITY SECURITIES

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Unlisted, at amortised cost	36,114	39,260	34,592
Less: Provision for impairment in value	(1)	(9)	(42)
	36,113	39,251	34,550
Listed, at amortised cost	8,776	9,131	16,438
Less: Provision for impairment in value	(49)	(56)	—
	8,727	9,075	16,438
Total	44,840	48,326	50,988
Listed, at amortised cost less provision			
— In Hong Kong	1,460	1,363	2,239
— Overseas	7,267	7,712	14,199
	8,727	9,075	16,438
Market value of listed investments	8,670	9,110	15,905

Held-to-maturity securities are analysed by issuer as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Central governments and central banks	6,116	5,169	3,470
Public sector entities	6,766	5,476	17,722
Banks and other financial institutions	25,311	32,669	24,454
Corporate entities	6,647	5,012	5,342
	44,840	48,326	50,988

SECTION VI — NOTES TO FINANCIAL INFORMATION

20. INVESTMENT SECURITIES

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Equity securities			
Unlisted, at cost	384	306	39
Listed, at cost			
— In Hong Kong	7	6	4
— Overseas	1	1	1
Total	392	313	44
Market value of listed equity securities	8	7	5

Investment securities are analysed by issuer as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Banks and other financial institutions	75	75	22
Corporate entities	240	183	18
Others	77	55	4
	392	313	44

21. OTHER INVESTMENTS IN SECURITIES

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Debt securities			
Unlisted, at fair value	11,984	32,519	50,973
Listed, at fair value			
— In Hong Kong	404	194	294
— Overseas	669	1,059	4,812
	13,057	33,772	56,079
Equity securities			
Unlisted, at fair value	23	77	62
Listed, at fair value			
— In Hong Kong	27	35	28
— Overseas	—	6	—
	50	118	90
Total	13,107	33,890	56,169

SECTION VI — NOTES TO FINANCIAL INFORMATION

Other investments in securities are analysed by issuer as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Central governments and central banks	2,481	2,677	1,495
Public sector entities	7	2,539	24,557
Banks and other financial institutions	9,384	27,509	28,876
Corporate entities	1,235	1,165	1,241
	13,107	33,890	56,169

22. ADVANCES AND OTHER ACCOUNTS

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Advances to customers	335,096	340,039	323,038
Accrued interest	4,385	5,028	2,180
	339,481	345,067	325,218
Provision for bad and doubtful debts (Note 23)			
— General	(7,329)	(8,624)	(6,538)
— Specific	(14,744)	(10,972)	(10,576)
	(22,073)	(19,596)	(17,114)
	317,408	325,471	308,104
Advances to banks and other financial institutions	148	98	4
	317,556	325,569	308,108

Non-performing loans are analysed as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Non-performing loans	42,674	34,649	35,512
Specific provisions made in respect of such advances	13,311	10,442	10,322
As a percentage of total advances to customers	12.73%	10.19%	10.99%
Amount of interest in suspense	939	763	610

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. The specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 1999, 2000 and 2001 nor were there any specific provisions made in respect of advances to banks and other financial institutions.

During the year ended 31 December 1999, the Group disposed of loans with a gross book value of HK$26,915 million net of provisions of HK$5,363 million to a fellow subsidiary without

SECTION VI — NOTES TO FINANCIAL INFORMATION

recourse (Note 41(a)). Substantially all of the loans disposed were non-performing. Specific provisions made in respect of such non-performing loans amounted to HK$5,363 million.

On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to Bank of China Grand Cayman Branch (Note 41(a)). As at 31 December 2001, the outstanding balance of non-performing loans which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such non-performing loans amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the non-performing loans as a percentage of total advances to customers would have been 9.06%.

23. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

	For the year ended 31 December 1999			
	Specific	General	Total	Suspended interest
	(HK$ in millions)			
Balance as at 1 January 1999	11,783	9,021	20,804	432
Charge/(credit) to consolidated profit and loss account (Note 6)	11,538	(1,572)	9,966	—
Amounts written off	(3,212)	(120)	(3,332)	(163)
Recoveries of advances written off in previous years (Note 6)	27	—	27	—
Amounts written off on disposal (Note 41(a))	(5,363)	—	(5,363)	—
Interest suspended during the year	—	—	—	980
Suspended interest recovered	—	—	—	(310)
At 31 December 1999	14,773	7,329	22,102	939
Deducted from:				
Trade bills (Note 17)	14	—	14	
Advances to customers (Note 22)	14,744	7,329	22,073	
Other assets	15	—	15	
	14,773	7,329	22,102	

SECTION VI — NOTES TO FINANCIAL INFORMATION

	For the year ended 31 December 2000			
	Specific	General	Total	Suspended interest
	(HK$ in millions)			
Balance as at 1 January 2000	14,773	7,329	22,102	939
Charge to consolidated profit and loss account (Note 6)	7,188	1,405	8,593	—
Amounts written off	(11,029)	(110)	(11,139)	(271)
Recoveries of advances written off in previous years (Note 6)	99	—	99	—
Interest suspended during the year	—	—	—	800
Suspended interest recovered	—	—	—	(705)
At 31 December 2000	11,031	8,624	19,655	763
Deducted from:				
Advances to customers (Note 22)	10,972	8,624	19,596	
Other assets	59	—	59	
	11,031	8,624	19,655	

	For the year ended 31 December 2001			
	Specific	General	Total	Suspended interest
	(HK$ in millions)			
Balance as at 1 January 2001	11,031	8,624	19,655	763
Charge/(credit) to consolidated profit and loss account (Note 6)	9,474	(2,062)	7,412	(13)
Amounts written off	(10,414)	(21)	(10,435)	(173)
Recoveries of advances written off in previous years (Note 6)	530	—	530	—
Interest suspended during the year	—	—	—	339
Suspended interest recovered	—	—	—	(306)
At 31st December 2001	10,621	6,541	17,162	610
Deducted from:				
Advances to customers (Note 22)	10,576	6,538	17,114	
Other assets	45	3	48	
	10,621	6,541	17,162	

Note:

During the year ended 31 December 1999, the Group disposed of loans with a gross book value of HK$26,915 million net of specific provisions of HK$5,363 million to a fellow subsidiary without recourse. Accordingly, specific provisions of HK$5,363 million were written off on disposal (Note 41(a)).

On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to Bank of China Grand Cayman Branch without recourse (Note 41(a)). As at 31 December 2001, the gross value of such loans amounted to HK$11,441 million and the related specific provisions amounted to HK$2,538 million.

SECTION VI — NOTES TO FINANCIAL INFORMATION

24. INVESTMENTS IN SUBSIDIARY

	As at 31 December 2001
	(HK$ in millions)
Unlisted shares at cost	52,864

The particulars of all subsidiaries of the company are set out in Appendix VII of the Prospectus, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2001.

Entity	*Country/place of operation & incorporation and date of incorporation*	*Particulars of issued share capital*	*Interest held*	*Principal activities*
Bank of China (Hong Kong) Limited (formerly Po Sang Bank Limited)	Hong Kong 16 October 1964	Ordinary shares of HK$1 each	*100%	Banking business
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong 19 October 1993	Ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

25. INVESTMENTS IN ASSOCIATES

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Share of net assets	548	441	368
Less: Provision for impairment in value	(14)	(30)	(22)
	534	411	346
Loans to associates (Note)	216	345	68
Amount due from associates (Note)	—	1	2
Less: Provision for loans to associates	(15)	(15)	—
	735	742	416

SECTION VI — NOTES TO FINANCIAL INFORMATION

Note:

Loans to and amounts due from associates amounting to HK$144 million, HK$277 million and HK$1 million as at 31 December 1999, 2000 and 2001 respectively are unsecured, interest-free and have no fixed terms of repayment. The remaining balances are on commercial terms.

The following is a list of the principal associates as at 31 December 2001, all of which are corporate entities.

Name	Place of incorporation & operation	Principal activities	Particulars of issued share capital	Group's equity interest held indirectly
CCIC Finance Limited	Hong Kong	Provision of financial advisory services	Ordinary shares of HK$1,000 each	30%
Charleston Investments Company Limited	Hong Kong	Property investment	Ordinary shares of HK$10 each	40%
CJM Insurance Brokers Limited	Hong Kong	Insurance broker	Ordinary shares of HK$1 each	33%
Joint Electronic Teller Services Limited	Hong Kong	Operation of a private interbank message switching network in respect of ATM services	Ordinary shares of HK$100 each	20%
Kincheng-Tokyo Finance Company Limited	Hong Kong	Deposit taking company	Ordinary shares of HK$100 each	50%
Trilease International Limited	Hong Kong	Provision of leasing finance	Ordinary shares of HK$1 each	40%
Wealthy Full Enterprises Limited	Hong Kong	Property investment	Ordinary shares of HK$1 each	35%
Zhejiang Commercial Bank Limited	PRC	Banking and related financial services	Ordinary shares	25%

SECTION VI — NOTES TO FINANCIAL INFORMATION

26. FIXED ASSETS

	Premises	Investment properties	Property under development	Other fixed assets	Total
			(HK$ in millions)		
Cost					
At 1 January 1999	9,625	2,008	98	3,564	15,295
Additions	134	7	7	261	409
Disposals	(76)	(3)	—	(197)	(276)
Disposal of a subsidiary	(357)	(100)	(4)	(1)	(462)
Transfers	(34)	28	—	—	(6)
At 31 December 1999	9,292	1,940	101	3,627	14,960
Accumulated depreciation					
At 1 January 1999	1,493	209	—	2,664	4,366
Depreciation for the year	264	—	—	345	609
Disposals	(20)	—	—	(185)	(205)
Disposal of subsidiary	(32)	(6)	—	(1)	(39)
Write-back of provision for impairment losses	(26)	—	—	—	(26)
Write-back on revaluation	—	(38)	—	—	(38)
Transfers	(6)	—	—	—	(6)
At 31 December 1999	1,673	165	—	2,823	4,661
Net book value					
At 31 December 1999	7,619	1,775	101	804	10,299
At 31 December 1998	8,132	1,799	98	900	10,929

	Premises	Investment properties	Property under development	Other fixed assets	Total
			(HK$ in millions)		
Cost					
At 1 January 2000	9,292	1,940	101	3,627	14,960
Additions	106	1	210	210	527
Acquisition of subsidiaries	—	—	332	—	332
Disposals	(54)	(7)	—	(147)	(208)
Exchange adjustments	—	—	21	—	21
Transfers	(114)	111	(7)	—	(10)
At 31 December 2000	9,230	2,045	657	3,690	15,622
Accumulated depreciation					
At 1 January 2000	1,673	165	—	2,823	4,661
Depreciation for the year	274	—	—	240	514
Disposals	(27)	—	—	(136)	(163)
Provision for impairment losses	35	14	—	—	49
Transfers	(10)	—	—	—	(10)
At 31 December 2000	1,945	179	—	2,927	5,051
Net book value					
At 31 December 2000	7,285	1,866	657	763	10,571
At 31 December 1999	7,619	1,775	101	804	10,299

SECTION VI — NOTES TO FINANCIAL INFORMATION

	Premises	Investment properties	Property under development	Other fixed assets	Total
			(HK$ in millions)		
Cost or valuation					
At 1 January 2001	9,230	2,045	657	3,690	15,622
Additions	1,147	3	12	286	1,448
Acquisitions of subsidiaries	15	—	—	—	15
Disposals	(273)	(17)	(25)	(342)	(657)
Disposal of subsidiaries	—	—	(592)	(5)	(597)
Revaluation	5,200	2,874	—	—	8,074
Exchange adjustments	(28)	—	—	—	(28)
Reclassification	248	(24)	(13)	(211)	—
At 31 December 2001	15,539	4,881	39	3,418	23,877
Representing:					
At cost	—	—	39	3,418	3,457
At valuation	15,539	4,881	—	—	20,420
	15,539	4,881	39	3,418	23,877
Accumulated depreciation					
At 1 January 2001	1,945	179	—	2,927	5,051
Depreciation for the year	316	—	—	144	460
Acquisition of subsidiaries	2	—	—	—	2
Disposals	(31)	—	—	(317)	(348)
Disposal of subsidiaries	—	—	—	(4)	(4)
Write-back on revaluation	(2,122)	(179)	—	—	(2,301)
Exchange adjustments	(28)	—	—	—	(28)
Reclassification	143	—	—	(143)	—
Provision for impairment losses	—	—	7	—	7
Write-back of provision for impairment loss	(11)	—	—	—	(11)
At 31 December 2001	214	—	7	2,607	2,828
Net book value					
At 31 December 2001	15,325	4,881	32	811	21,049
At 31 December 2000	7,285	1,866	657	763	10,571

SECTION VI — NOTES TO FINANCIAL INFORMATION

The carrying amount of premises is analysed based on the remaining terms of the leases as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Held in Hong Kong			
On long lease (over 50 years)	4,168	4,022	10,394
On medium-term lease (10-50 years)	3,243	3,086	4,616
On short lease (less than 10 years)	16	9	3
Held outside Hong Kong			
On long lease (over 50 years)	61	44	94
On medium-term lease (10-50 years)	130	123	217
On short lease (less than 10 years)	1	1	1
	7,619	7,285	15,325

The carrying amount of investment properties is analysed based on the remaining terms of the leases as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Held in Hong Kong			
On long lease (over 50 years)	514	615	4,038
On medium-term lease (10-50 years)	1,131	1,132	690
On short lease (less than 10 years)	—	—	—
Held outside Hong Kong			
On long lease (over 50 years)	—	—	5
On medium-term lease (10-50 years)	130	119	148
On short lease (less than 10 years)	—	—	—
	1,775	1,866	4,881

Premises and investment properties were revalued at 31 August 2001 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. As a result of the revaluation, increases and decreases in valuation of the Group's premises and investment properties were credited to the Group's property revaluation reserves and charged to profit and loss account respectively as follows:

	Premises	Investment properties
	(HK$ in millions)	
Increase in valuation credited to property revaluation reserve	8,267	3,141
Decrease in valuation charged to profit and loss account	(983)	(56)

In the course of the Restructuring and Merger carried out on 1 October 2001, the Company had issued shares to acquire the net assets of the Merging Branches, Hua Chiao and the Surviving Entities. In determining net asset values prior to the Restructuring and Merger, the premises and investment properties of the Merging Branches, Hua Chiao and the Surviving Entities were revalued on 31 August 2001 and this resulted in the recognition of consolidated revaluation reserves of HK$11,408 million. These reserves were effectively capitalised in the

SECTION VI — NOTES TO FINANCIAL INFORMATION

consolidated accounts upon the Restructuring and Merger. As a result, such reserves are no longer available for offset against any future reductions in the market value of the properties concerned.

As at 31 December 2001, the premises and investment properties are included in the balance sheet at management's valuation, having regard to the independent professional valuations carried out in April 2002. As a result of management's valuation, increases and decreases in valuation of the Group's premises and investment properties were credited to the Group's property revaluation reserves and charged to profit and loss account respectively as follows:

	Premises	Investment properties
	(HK$ in millions)	
Increase in valuation credited to property revaluation reserve	141	18
Decrease in valuation charged to profit and loss account	(152)	(50)

As at 31 December 2001, the carrying amounts of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$7,924 million.

27. HONG KONG SAR CURRENCY NOTES IN CIRCULATION

The HKSAR currency notes in circulation are secured by the deposit of funds in respect of which the Government of the HKSAR certificates of indebtedness are held.

28. ASSETS PLEDGED AS SECURITY

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Secured liabilities	168	868	1,813
Assets pledged as security			
— Securities pledged as collateral	218	897	1,883

Secured liabilities and assets pledged as security relate to short positions in Exchange Fund Bills and Notes ("EFBNs") which are collateralised by long positions in EFBNs.

29. OTHER ACCOUNTS AND PROVISIONS

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Interest payable	4,115	4,469	1,615
Current taxation (Note (a))	247	891	59
Deferred taxation (Note 30)	9	9	8
Restructuring provision (Note (b))	—	—	666
Accruals and other payables	10,875	12,507	18,010
Others	1,194	755	313
	16,440	18,631	20,671

SECTION VI — NOTES TO FINANCIAL INFORMATION

(a) Current Taxation

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Hong Kong profits tax	243	887	42
Overseas taxation	4	4	17
	247	891	59

(b) Restructuring Provision

Movements in restructuring provision are as follows:

	2001
	(HK$ in millions)
As at 1 January 2001	—
Charge to consolidated profit and loss account (Note 7)	937
Utilised during the year	(271)
As at 31 December 2001	666

The restructuring provision was made in relation to the Restructuring and Merger of the Group. Amounts provided at the year ended 31 December 2001 are expected to be utilised in 2002.

30. DEFERRED TAXATION

	1999	2000	2001
	(HK$ in millions)		
As at 1 January	10	9	9
Recognition of deferred tax asset	—	—	(624)
Deferred tax liability (Note 11)	—	—	2
Utilisation of net deferred tax asset	(1)	—	621
As at 31 December	9	9	8

Pursuant to the Merger Ordinance, any losses sustained by the Merging Branches which are capable of but have not been carried forward and set off against their assessable profits for the purpose of the Inland Revenue Ordinance (the "IR Ordinance") as at 31 December 2000 are deemed to be losses of the Bank. Accordingly, these accumulated tax losses amounting to approximately HK$3,900 million prior to 1 October 2001 are available for set off against the assessable profits of the Bank for the purpose of the IR Ordinance.

The potential deferred tax asset arising from these losses was not recognised in the financial statements of the Merging Branches prior to the Restructuring and Merger, as the related benefits were not expected to crystallise in the foreseeable future. Upon the Restructuring and Merger, the Bank recognised a deferred tax asset amounting to HK$624 million in its financial statements as the crystallisation of the benefits had become certain. As this asset arose as a result of the Restructuring and Merger, the benefit to the Group has been treated as a capital contribution in 2001. Such deferred tax assets were used to set off the current tax liabilities for the year ended 31 December 2001.

SECTION VI — NOTES TO FINANCIAL INFORMATION

As at 31 December 1999, 2000 and 2001, the deferred tax liability mainly represents the taxation effect of accelerated depreciation allowances. The potential deferred tax asset arising from the general provision for bad and doubtful debts amounting to HK$1,173 million, HK$1,379 million and HK$1,046 million as at 31 December 1999, 2000 and 2001 has not been recognised in the consolidated balance sheet.

31. SHARE CAPITAL

	As at 31 December 2001 (HK$ in millions)
Authorised:	
100,000 million ordinary shares of HK$1 each	100,000
Issued and fully paid:	
52,864 million ordinary shares of HK$1 each	52,864

The Company was incorporated in Hong Kong under the Companies Ordinance as a private limited company on 12 September 2001 with an authorised share capital of HK$100,000,000,000 divided into 100,000,000,000 ordinary shares of HK$1 each ("shares"), two of which were issued and credited as fully paid.

Pursuant to a written resolution of all the shareholders of the Company passed on 30 September 2001, the directors were given a general mandate to allot and issue shares.

In connection with the Restructuring and Merger, the directors allotted and issued an aggregate of 52,863,901,323 shares to BOC Hong Kong (BVI) Limited ("BOC (BVI)") and Hua Chiao as follows:

(a) on 30 September 2001, 10,221,060,465 shares were allotted and issued fully paid at par to BOC (BVI) in consideration for the transfer of the entire issued share capital of BOCHK from BOC to the Company;

(b) on 1 October 2001:

(i) 35,744,965,551 shares were allotted and issued fully paid at par to BOC (BVI) in respect of the transfer of the undertakings of the Merging Branches and the shares held by BOC or its nominees in Nanyang, Chiyu and BOC-CC to BOCHK; and

(ii) 6,897,875,307 shares were allotted and issued fully paid at par to Hua Chiao in respect of the transfer of the undertakings of Hua Chiao to BOCHK.

The balances of share capital as at 31 December 1999 and 2000 in the balance sheet represented the share capital of the Group as if the Restructuring and Merger had been completed at the beginning of the Relevant Periods.

Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000 million and 52,864 million ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000 million shares and 10,573 million shares, respectively.

SECTION VI — NOTES TO FINANCIAL INFORMATION

32. RESERVES

	Merger reserve (Note 2(a))	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Total other reserves	Retained earnings
			(HK$ in millions)			
As at 1 January 1999	(51,073)	—	—	(10)	(51,083)	27,947
Profit for the year	—	—	—	—	—	3,067
1998 final dividend paid	—	—	—	—	—	(659)
Remittance of profits by Merging Branches	—	—	—	—	—	(2,911)
Capital contributions from ultimate holding company	—	—	—	—	—	1,781
As at 31 December 1999	(51,073)	—	—	(10)	(51,083)	29,225
Company and subsidiaries	(51,073)	—	—	(10)	(51,083)	29,078
Associates	—	—	—	—	—	147
As at 31 December 1999	(51,073)	—	—	(10)	(51,083)	29,225
As at 1 January 2000	(51,073)	—	—	(10)	(51,083)	29,225
Exchange differences	—	—	—	3	3	—
Profit for the year	—	—	—	—	—	5,047
1999 final dividends paid	—	—	—	—	—	(438)
2000 interim dividends paid	—	—	—	—	—	(420)
Remittance of profits by Merging Branches	—	—	—	—	—	(2,171)
Capital contributions from ultimate holding company	—	—	—	—	—	318
As at 31 December 2000	(51,073)	—	—	(7)	(51,080)	31,561
Company and subsidiaries	(51,073)	—	—	(7)	(51,080)	31,510
Associates	—	—	—	—	—	51
As at 31 December 2000	(51,073)	—	—	(7)	(51,080)	31,561
As at 1 January 2001	(51,073)	—	—	(7)	(51,080)	31,561
Exchange differences	—	—	—	(2)	(2)	—
Profit for the year	—	—	—	—	—	2,768
2000 final dividends paid	—	—	—	—	—	(542)
Remittance of profits by Merging Branches	—	—	—	—	—	(3,034)
Capital contributions from ultimate holding company	—	—	—	—	—	8,068
Revaluation of properties	—	8,408	3,159	—	11,567	—
Capitalisation of reserves (Note 2(a))	51,073	(8,267)	(3,141)	7	39,672	(39,672)
As at 31 December 2001	—	141	18	(2)	157	(851)
Company and subsidiaries	—	141	18	(2)	157	(900)
Associates	—	—	—	—	—	49
As at 31 December 2001	—	141	18	(2)	157	(851)

The Company has no reserves available for distribution as at 31 December 2001. Dividends declared after the balance sheet date (Note 43) are not shown as appropriations of retained earnings for the year.

SECTION VI — NOTES TO FINANCIAL INFORMATION

As outlined in Note 2(a), the consolidated financial statements are shown as if the Restructuring and Merger had occurred from 1 January 1999. Therefore, the share capital issued is shown as if the shares were in issue on 1 January 1999. A consequence of this presentation is the recognition of a merger reserve as at 1 January 1999 representing the difference between the amount of share capital issued and the nominal amount of share capital as recorded in the relevant Surviving and Predecessor Entities as at 1 October 2001. Under the Restructuring and Merger which was effected through the Merger Ordinance, it was the Group's intention to capitalise on consolidation the reserves of these entities as at 1 October 2001, and accordingly these reserves are shown to be capitalised and set off against the merger reserve as at that date.

33. NOTES TO CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of Operating Profit to Net Cash (Outflow)/Inflow from Operating Activities

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Operating profit after provisions	3,181	6,371	5,750
Depreciation	609	514	460
Charge for bad and doubtful debts	9,966	8,593	7,412
Advances written off net of recoveries	(8,668)	(11,040)	(9,905)
Dividend income from investments in securities	(39)	(42)	(66)
Change in treasury bills with original maturity over three months	(1,222)	4,782	(12,464)
Change in placements with banks and other financial institutions with original maturity over three months	(8,570)	(9,660)	(10,212)
Change in money at call and short notice with original maturity over three months	(4,580)	1,877	(9,507)
Change in trade bills	3,047	(53)	157
Change in certificates of deposit held with original maturity over three months	(813)	(5,737)	331
Change in other investments in securities	(9,506)	(20,783)	(22,288)
Change in held-to-maturity securities	(16,218)	(3,492)	(2,639)
Change in advances and other accounts	30,155	(5,536)	19,914
Change in deposits and balances of banks and other financial institutions repayable over three months	(818)	2,444	(13,801)
Change in other assets	(438)	927	824
Change in current, fixed, savings and other deposits of customers	(16,462)	35,305	(18,298)
Change in other accounts and provisions	(1,173)	1,880	10,045
Exchange differences	(63)	(56)	(4)
Net cash (outflow)/inflow from operating activities	(21,612)	6,294	(54,291)

SECTION VI — NOTES TO FINANCIAL INFORMATION

(b) Analysis of Changes in Financing

	Share capital	Certificates of deposit issued	Minority interests
		(HK$ in millions)	
As at 1 January 1999	52,864	9,736	1,256
Cash outflow upon redemption	—	(76)	—
Minority interests' share of profits	—	—	154
Additions through acquisition of subsidiaries	—	—	108
Dividends paid to minority shareholders	—	—	(62)
As at 31 December 1999	52,864	9,660	1,456

	Share capital	Certificates of deposit issued	Minority interests
		(HK$ in millions)	
As at 1 January 2000	52,864	9,660	1,456
Cash outflow upon redemption	—	(660)	—
Minority interests' share of profits	—	—	151
Dividends paid to minority shareholders	—	—	(75)
As at 31 December 2000	52,864	9,000	1,532

	Share capital	Certificates of deposit issued	Minority interests
As at 1 January 2001	52,864	9,000	1,532
Cash outflow upon redemption	—	(4,000)	—
Minority interests' share of profits	—	—	133
Dividends paid to minority shareholders	—	—	(638)
Minority interests' share of revaluation reserve	—	—	49
Released on disposal subsidiaries	—	—	(10)
As at 31 December 2001	52,864	5,000	1,066

(c) Analysis of the Balances of Cash and Cash Equivalents

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Cash and balances with banks and other financial institutions	95,256	85,373	59,898
Money at call and short notice with original maturity within three months	120,555	135,144	87,183
Treasury bills with original maturity within three months	14,619	10,722	3,194
Placements with banks and other financial institutions with original maturity within three months	30,076	54,696	16,843
Certificates of deposit held with original maturity within three months	1,004	7,059	1,191
Deposits and balances of banks and other financial institutions with original maturity within three months	(78,318)	(108,314)	(47,645)
	183,192	184,680	120,664

SECTION VI — NOTES TO FINANCIAL INFORMATION

(d) Purchase of Subsidiaries

	As at 31 December,		
	1999	2000	2001
	(HK$ in millions)		
Net assets acquired:			
Property under development	—	332	—
Fixed assets	—	—	13
Other accounts	—	99	—
Cash and bank balances	300	2	61
Other accounts and provisions	—	(281)	(37)
Deposits and balances of banks and other financial institutions	—	(245)	—
	300	(93)	37
Goodwill arising on combination	—	93	—
	300	—	37
Satisfied by:			
Cash consideration	192	—	37
Minority interest	108	—	—
	300	—	37
Analysis of net inflow of cash and cash equivalents in respect of the purchase of subsidiaries			
Cash consideration	(192)	—	(37)
Cash and bank balances	300	2	61
	108	2	24

SECTION VI — NOTES TO FINANCIAL INFORMATION

(e) Disposal of Subsidiaries

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Net assets disposed of:			
Cash and short-term funds	24	—	31
Investment securities	—	—	48
Investments in associates	—	—	15
Other investments in securities	—	—	9
Advances and other accounts	48	348	461
Fixed assets	423	—	593
Other accounts and provisions	(15)	(348)	(847)
	480	—	310
Minority interest	—	—	(2)
	480	—	308
Total consideration	1,042	—	320
Gain on disposal of subsidiaries	562	—	12
Satisfied by:			
Cash consideration	236	—	283
Accounts receivable	806	—	37
	1,042	—	320
Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries			
Cash consideration	236	—	283
Cash and short-term funds	(24)	—	(31)
	212	—	252

(f) Significant Non-Cash Transactions

The disposal of shareholdings in BOC Insurance and dividends received from BOC Insurance (refer Section I) together with the gain arising on disposal of loans to Zhong Gang (note 41(a)) have been treated as cash capital contributions and are shown as financing items in the consolidated cash flow statement. Other capital contributions are included in the change in other accounts and provisions in the consolidated cash flow statement.

SECTION VI — NOTES TO FINANCIAL INFORMATION

34. MATURITY PROFILE

The maturity profile of certain assets and liabilities is summarised below:

	As at 31 December 1999						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
	(HK$ in millions)						
Assets							
— Treasury bills	15	18,029	4,610	—	—	—	22,654
— Placements with banks and other financial institutions	—	63,782	10,352	—	—	—	74,134
— Certificates of deposit held	—	1,732	6,568	5,581	—	—	13,881
— Advances to customers	42,993	27,946	23,963	89,219	106,417	44,558	335,096
— Advances to banks and other financial institutions	—	—	—	148	—	—	148
— Debt securities included in:							
— held-to-maturity securities	261	15,719	13,465	13,608	1,837	—	44,890
— other investments in securities	—	7,627	2,734	2,674	—	22	13,057
Liabilities							
— Deposits and balances of banks and other financial institutions	5,746	85,993	5,340	2	—	—	97,081
— Current, fixed, savings and other deposits of customers	157,920	404,222	25,645	1,634	—	—	589,421
— Certificates of deposit issued	—	660	—	9,000	—	—	9,660

SECTION VI — NOTES TO FINANCIAL INFORMATION

	As at 31 December 2000						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
				(HK$ in millions)			
Assets							
— Treasury bills	5	11,083	2,887	—	—	—	13,975
— Placements with banks and other financial institutions	—	89,317	19,097	—	—	—	108,414
— Certificates of deposit held	—	8,745	4,517	12,411	—	—	25,673
— Advances to customers	32,738	29,614	37,584	92,160	109,767	38,176	340,039
— Advances to banks and other financial institutions	—	—	—	98	—	—	98
— Debt securities included in:							
— held-to-maturity securities	328	20,489	11,776	13,980	1,818	—	48,391
— other investments in securities	—	20,982	5,322	6,980	488	—	33,772
Liabilities							
— Deposits and balances of banks and other financial institutions	11,663	112,421	3,914	1,768	—	—	129,766
— Current, fixed, savings and other deposits of customers	155,756	436,233	31,039	1,698	—	—	624,726
— Certificates of deposit issued	—	—	4,000	5,000	—	—	9,000

SECTION VI — NOTES TO FINANCIAL INFORMATION

	As at 31 December 2001						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
	(HK$ in millions)						
Assets							
— Treasury bills	—	12,721	6,190	—	—	—	18,911
— Placements with banks and other financial institutions	—	53,700	27,073	—	—	—	80,773
— Certificates of deposit held	—	4,768	6,768	7,789	149	—	19,474
— Advances to customers	29,161	19,787	22,809	111,542	103,796	35,943	323,038
— Advances to banks and other financial institutions	—	—	—	4	—	—	4
— Debt securities included in:							
— held-to-maturity securities	2	8,641	12,853	24,675	4,859	—	51,030
— other investments in securities	—	27,021	5,885	22,130	1,043	—	56,079
Liabilities							
— Deposits and balances of banks and other financial institutions	5,154	48,477	1,664	—	—	—	55,295
— Current, fixed, savings and other deposits of customers	205,835	367,024	32,473	1,096	—	—	606,428
— Certificates of deposit issued	—	—	5,000	—	—	—	5,000

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset which is repayable by different payments or instalments, only that portion of the asset which is actually overdue is reported as overdue. Any part of the asset which is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. The disclosure does not imply that the securities will be held to maturity.

SECTION VI — NOTES TO FINANCIAL INFORMATION

35. OFF-BALANCE SHEET EXPOSURES

(a) Contingent Liabilities and Commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Direct credit substitutes	7,656	5,515	1,967
Transaction-related contingencies	3,189	3,528	2,273
Trade-related contingencies	26,672	22,088	16,391
Other commitments			
— under one year or which are unconditionally cancellable	81,527	86,072	84,497
— one year and over	24,120	24,733	43,879
Forward-forward deposits placed	1,676	6,988	11,872
Others	145	115	88
	144,985	149,039	160,967

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	As at 31 December								
	1999			2000			2001		
	Trading	Hedging	Total	Trading	Hedging	Total	Trading	Hedging	Total
	(HK$ in millions)								
Exchange rate contracts									
Spot	8,662	—	8,662	41,629	—	41,629	18,766	—	18,766
Forwards and futures	2,197	—	2,197	22,825	—	22,825	3,224	—	3,224
Swaps	110,087	3,038	113,125	139,351	3,573	142,924	124,585	4,688	129,273
Options purchased	634	—	634	706	—	706	2,195	—	2,195
Options written	1,026	—	1,026	2,628	—	2,628	19,850	—	19,850
Interest rate contracts									
Swaps	300	3,078	3,378	516	6,379	6,895	60	10,088	10,148
Forward rate agreements	—	—	—	—	—	—	1,280	—	1,280
Bullion contracts	405	—	405	446	—	446	545	—	545

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures which do not take into account the effects of bilateral netting arrangements are as follows:

	As at 31 December					
	1999		2000		2001	
	Replacement Cost	Credit Risk Weighted Amount	Replacement Cost	Credit Risk Weighted Amount	Replacement Cost	Credit Risk Weighted Amount
	(HK$ in millions)					
Contingent liabilities and commitments		25,083		22,388		29,490
Exchange rate contracts	532	382	791	534	457	407
Interest rate contracts	187	42	204	48	99	37
Bullion contracts	11	4	3	3	6	5
	730	25,511	998	22,973	562	29,939

SECTION VI — NOTES TO FINANCIAL INFORMATION

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at the balance sheet dates; they do not represent amounts at risk.

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

36. CAPITAL COMMITMENTS

The Group has the following outstanding capital commitments not provided for in the consolidated financial statements:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Authorised and contracted for but not recorded	13	5	74
Authorised but not contracted for	—	1	25
	13	6	99

An analysis of the above capital commitments by nature is as follows:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Property development and leasehold improvements	13	5	—
Acquisition of fixed assets	—	1	99
	13	6	99

37. OPERATING LEASE COMMITMENTS

The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Land and buildings			
— Not later than one year	254	304	333
— Later than one year but not later than five years	303	279	150
— Later than five years	21	—	—
	578	583	483

SECTION VI — NOTES TO FINANCIAL INFORMATION

The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Land and buildings			
— Not later than one year	265	292	241
— Later than one year but not later than five years	621	466	291
	886	758	532

38. LITIGATION

In February 2001, BOC New York Branch brought a lawsuit against NBM L.L.C and related companies for breach of contract due to default on loan repayment of US$34 million owed to BOC New York Branch, amongst other allegations, in the United States District Court of New York. BOC New York Branch seeks damages of repayment of the outstanding balance of loan of US$34 million plus attorney costs and interest.

On 18 January 2002, the defendants in the above mentioned claim brought a third party summons counterclaim against a number of branches of BOC, including the New York Branch and BOCHK. The counterclaim third party complaint alleges that, amongst other things, the named branches of BOC and BOCHK conducted illegal and improper acts and violated federal and state law and implied contractual obligations.

The defendants further alleged that they have suffered substantial losses due to such illegal and improper acts conducted by the named branches of BOC and BOCHK.

As against all third party defendants, the defendants have counterclaimed for compensatory and punitive damages, to be proven or determined at trial, totalling US$372 million plus interest and costs.

No provisions have been made against this counterclaim because the directors believe that the Group has meritorious defences against the counterclaim from defendants.

In addition to the above, the Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

The Directors have not provisioned against these claims and counterclaims because they believe the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

SECTION VI — NOTES TO FINANCIAL INFORMATION

39. SEGMENTAL INFORMATION

(a) By Class of Business

	As at and for the year ended 31 December 1999					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	(HK$ in millions)					
Net interest income	12,783	1,183	854	14,820	—	14,820
Other operating income	3,183	1,139	835	5,157	(496)	4,661
Operating income	15,966	2,322	1,689	19,977	(496)	19,481
Other operating expenses	(4,654)	(206)	(1,970)	(6,830)	496	(6,334)
Operating profit/(loss) before provisions	11,312	2,116	(281)	13,147	—	13,147
Charge for bad and doubtful debts	(9,966)	—	—	(9,966)	—	(9,966)
Operating profit/(loss) after provisions	1,346	2,116	(281)	3,181	—	3,181
Net gain on disposal of fixed assets	—	—	183	183	—	183
Net gain on disposal of held-to-maturity securities and investment securities	—	3	34	37	—	37
Provision for impairment in held-to-maturity securities and investment securities	—	(49)	(16)	(65)	—	(65)
Gain on disposal of subsidiaries	—	—	562	562	—	562
Provision for impairment on associates	—	—	(28)	(28)	—	(28)
Share of net losses of associates	—	—	(99)	(99)	—	(99)
Profit before taxation	1,346	2,070	355	3,771	—	3,771
ASSETS						
Segment assets	324,383	433,619	13,732	771,734	—	771,734
Interest in associates	—	—	735	735	—	735
Unallocated corporate assets	—	—	485	485	—	485
	324,383	433,619	14,952	772,954	—	772,954
LIABILITIES						
Segment liabilities	597,140	140,182	2,765	740,087	—	740,087
Unallocated corporate liabilities	—	—	405	405	—	405
	597,140	140,182	3,170	740,492	—	740,492
OTHER INFORMATION						
Additions of fixed assets, investment properties and properties under development	—	—	409	409	—	409
Depreciation	—	—	609	609	—	609
Amortisation of premium/discount of held-to-maturity securities	—	536	—	536	—	536
Non-cash expenses other than depreciation/amortisation	9,966	—	—	9,966	—	9,966

SECTION VI — NOTES TO FINANCIAL INFORMATION

	As at and for the year ended 31 December 2000					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	(HK$ in millions)					
Net interest income	12,912	1,963	1,171	16,046	—	16,046
Other operating income	3,304	928	949	5,181	(529)	4,652
Operating income	16,216	2,891	2,120	21,227	(529)	20,698
Other operating expenses	(4,311)	(198)	(1,754)	(6,263)	529	(5,734)
Operating profit before provisions	11,905	2,693	366	14,964	—	14,964
Charge for bad and doubtful debts	(8,593)	—	—	(8,593)	—	(8,593)
Operating profit after provisions	3,312	2,693	366	6,371	—	6,371
Gain on disposal of fixed assets	—	—	90	90	—	90
Gain on disposal of held-to-maturity securities and investment securities	—	9	34	43	—	43
Provisions on held-to-maturity securities and investment securities	—	(15)	(47)	(62)	—	(62)
Provision on impairment of associates	—	—	(16)	(16)	—	(16)
Share of net losses of associates	—	—	(50)	(50)	—	(50)
Profit before taxation	3,312	2,687	377	6,376	—	6,376
ASSETS						
Segment assets	328,112	496,895	13,295	838,302	—	838,302
Interest in associates	—	—	742	742	—	742
Unallocated corporate assets	—	—	326	326	—	326
	328,112	496,895	14,363	839,370	—	839,370
LIABILITIES						
Segment liabilities	634,276	166,613	3,415	804,304	—	804,304
Unallocated corporate liabilities	—	—	189	189	—	189
	634,276	166,613	3,604	804,493	—	804,493
OTHER INFORMATION						
Additions of fixed assets, investment properties and properties under development	—	—	859	859	—	859
Depreciation	—	—	514	514	—	514
Amortisation of premium/discount of held-to-maturity securities	—	1,469	—	1,469	—	1,469
Non-cash expenses other than depreciation/amortisation	8,593	—	—	8,593	—	8,593

SECTION VI — NOTES TO FINANCIAL INFORMATION

	As at and for the year ended 31 December 2001					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
			(HK$ in millions)			
Net interest income	10,758	3,238	991	14,987	—	14,987
Other operating income	2,925	888	724	4,537	(515)	4,022
Operating income	13,683	4,126	1,715	19,524	(515)	19,009
Other operating expenses	(4,811)	(335)	(1,216)	(6,362)	515	(5,847)
Operating profit before provisions	8,872	3,791	499	13,162	—	13,162
Charge for bad and doubtful debts	(7,412)	—	—	(7,412)	—	(7,412)
Operating profit after provisions	1,460	3,791	499	5,750	—	5,750
Restructuring costs	—	—	(937)	(937)	—	(937)
Net loss from disposal/revaluation of fixed assets	—	—	(1,237)	(1,237)	—	(1,237)
Net gain on disposal of investment securities	—	—	20	20	—	20
Write-back of provision for impairment in held-to-maturity securities and investment securities	—	23	1	24	—	24
Gain on disposal of subsidiaries	—	—	12	12	—	12
Gain on disposal of associates/provision for impairment in associates	—	—	20	20	—	20
Share of net gains of associates	—	—	81	81	—	81
Profit/(loss) before taxation	1,460	3,814	(1,541)	3,733	—	3,733
ASSETS						
Segment assets	312,158	430,990	21,938	765,086	—	765,086
Interest in associates	—	—	416	416	—	416
Unallocated corporate assets	—	—	638	638	—	638
	312,158	430,990	22,992	766,140	—	766,140
LIABILITIES						
Segment liabilities	616,875	93,444	2,357	712,676	—	712,676
Unallocated corporate liabilities	—	—	228	228	—	228
	616,875	93,444	2,585	712,904	—	712,904
OTHER INFORMATION						
Additions of fixed assets, investment properties and properties under development	—	—	1,463	1,463	—	1,463
Depreciation	—	—	460	460	—	460
Amortisation of premium/discount of held-to-maturity securities	—	734	—	734	—	734
Non-cash expenses other than depreciation/amortisation	7,412	—	—	7,412	—	7,412

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included under Treasury. The profit and loss information presented in this note has been

SECTION VI — NOTES TO FINANCIAL INFORMATION

prepared using intersegment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of intersegment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, interests in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific business segment are included under Unallocated.

(b) By Geographical Area

No geographical reporting is provided as over 90% of the Group's revenues is derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong

40. LOANS TO DIRECTORS AND OFFICERS

Particulars of advances made to officers pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

	As at and for the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Aggregate amount of relevant loans outstanding at year end	17	20	14
Maximum aggregate amount of relevant loans outstanding during the year	19	20	20

41. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

In addition to the related party transactions undertaken in connection with the Restructuring and Merger discussed in Section I, during the Relevant Periods, the Group entered into various transactions with related parties including the ultimate holding company, the associates of the Group and entities, directly or indirectly, controlled or significantly influenced by the ultimate holding company.

SECTION VI — NOTES TO FINANCIAL INFORMATION

(a) Sale of Certain Assets to Related Parties

Sale of Loans to Zhong Gang (Cayman) Company Limited in 1999

In 1999, several of the Merging Branches and Nanyang ("Sellers") disposed of certain loans with a total gross book value of approximately HK$26,915 million to a fellow subsidiary, Zhong Gang (Cayman) Company Limited ("Zhong Gang") net of provisions of HK$5,363 million for a cash consideration of HK$21,852 million. Zhong Gang is a 100% owned subsidiary of BOC. The difference between the consideration received and the net book value of the loans transferred of HK$300 million was treated as a capital contribution.

The sale and purchase agreements between Zhong Gang and each of the Sellers provide that the Sellers as beneficial owners sell and Zhong Gang acquires, on and from the transfer date, without recourse all the estate, right, title, interest and benefit (whether present or future and whether legal or equitable) of the loans together with certain related security.

Under separate servicing and administrative memoranda between Zhong Gang and the Sellers, the Sellers undertook to service and administer the loans and the related security at a fee calculated at 0.015625% of the outstanding balance of the loans per annum.

Sale of loans to Bank of China Grand Cayman Branch in 2002

Pursuant to a sale and purchase agreement entered into in June 2002 between BOCHK and BOC, acting through its Grand Cayman branch, BOCHK disposed of all of its beneficial interest in certain loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million for a consideration of HK$8,722 million.

The sale and purchase agreement provides that BOCHK sells and BOC acquires, on and from the transaction date, without recourse the beneficial interests of BOCHK in the loans together with certain related security.

Service and administration of loans sold to related parties

Pursuant to servicing agreements entered into in June 2002 between BOCHK, Nanyang, BOC and Zhong Gang, BOCHK and Nanyang undertake to service and administer the loans and the related securities transferred in both 1999 and 2002 at a fee which is agreed between the parties from time to time.

SECTION VI — NOTES TO FINANCIAL INFORMATION

Disposal of subsidiaries, associates and investments

During the Relevant Periods, the Group disposed of certain subsidiaries, associates and investments to fellow subsidiaries. Details of the disposals are summarised below:

	For the year ended 31 December		
	1999	2000	2001
		(HK$ in millions)	
	(Note i)		(Note ii)
Sales consideration	1,001	—	606
Group's share of net asset value of subsidiaries and associates and carrying amount of investments as at the respective disposal dates	(435)	—	(707)
Net gain/(loss) on disposal	566	—	(101)

Notes:

(i) In 1999, the Group disposed of certain subsidiaries of which one was involved in the business of property investment, to fellow subsidiaries. The gain on the disposal of the subsidiary concerned includes a realised revaluation gain on properties of HK$542 million.

(ii) As set out in Section I, in 2001, the Group transferred its interest in a number of subsidiaries and associates which are not related to commercial banking business to fellow subsidiaries as part of the Restructuring and Merger. A portion of the consideration paid by a fellow subsidiary was financed by a loan from BOCHK of HK$377 million. The loan is unsecured and interest is charged at a rate based on commercial terms. Subsequent to 31 December 2001, the fellow subsidiary transferred its interests in two of its subsidiaries as settlement for the loan (See Note 43).

Disposal of fixed assets

In 1999, the Group disposed of certain premises to a fellow subsidiary for HK$105 million which generated a gain of HK$101 million. The cash consideration was determined by external appraisers and represented the market value of the assets at time of disposal.

Disposal of shareholdings in BOC Insurance

In 1999, the Group disposed of part of its shareholdings in BOC Insurance for a consideration of HK$1,124 million. In 2001, the remaining shareholdings in BOC Insurance was disposed of for HK$247 million. As outlined in Section I, the results of BOC Insurance have not been included in the financial statements of the Group during the Relevant Periods. The consideration received on disposal has been included as capital contributions (Note 32).

(b) Loans to related parties

In the ordinary course of business, the Group extends loans and credit facilities to fellow subsidiaries, associates of BOC and associates of the Group on normal commercial terms with reference to prevailing market rates. The revenue from such transactions would include interest income on the amount drawn as well as arrangement fees.

SECTION VI — NOTES TO FINANCIAL INFORMATION

The gross value of loans outstanding and relevant interest income earned from these loans are set out below:

	As at 31 December		
	1999	2000	2001
	HK$'m	HK$'m	HK$'m
Loans at normal commercial terms (gross value)	8,216	7,480	6,531

In 1999, certain loans granted to related parties with a net book value of HK$42 million as at the date of disposal were sold to Zhong Gang for a consideration of HK$42 million (Note 41(a)).

In 2002, certain loans granted to related parties with a gross book value HK$5,693 million net of specific provisions of HK$749 million were sold to BOC, acting through its Grand Cayman Branch, for a consideration of HK$4,944 million (Note 41(a)). The gross and net book value of these loans included in the balance sheet as at 31 December 2001 amounted to HK$5,418 million and HK$4,635 million, respectively. The related party loans remaining in the Group's books after this disposal relate to loans to fellow subsidiaries on normal commercial terms with reference to prevailing market rate.

As at 31 December 2001, a fellow subsidiary provided guarantees for loans amounting to HK$1,900 million granted to certain third parties in which the fellow subsidiary has equity interests of less than 20%.

(c) Summary of transactions entered into during the ordinary course of business with the related parties

The aggregate income and expenses arising from the related party transactions with BOC, fellow subsidiaries and associates are summarised as follows:

	Notes	For the year ended 31 December		
		1999	2000	2001
		HK$'m	HK$'m	HK$'m
Profit and loss items:				
Interest income	(i)	8,507	8,722	4,349
Interest expense	(ii)	(5,679)	(5,181)	(2,795)
Insurance commission received (net)	(iii)	85	86	39
Securities brokerage commission paid (net)	(iv)	(142)	(190)	(119)
Charge for bad and doubtful debts		(13)	(1)	(403)

SECTION VI — NOTES TO FINANCIAL INFORMATION

	Notes	As at 31 December		
		1999	2000	2001
		HK$'m	HK$'m	HK$'m
Balance sheet items:				
Cash and short-term funds	(i)	115,466	110,309	69,458
Placements with banks and other financial institutions	(i)	26,041	36,063	13,400
Advances	(i), (v)	8,216	7,480	6,531
Other investments in securities	(i)	232	233	234
Other assets	(vi)	106	106	106
Deposits from and balances of banks and other financial institutions	(ii)	86,529	117,911	48,386
Current, fixed, savings and other deposits from customers	(ii)	3,560	4,098	3,958

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC, fellow subsidiaries and associates including deposit of cash and short term funds, placement of interbank deposits, investments in its securities and provision of loans. The transactions were conducted in the normal course of business at prices and terms, which are no more favorable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of the business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

(iii) Insurance commission received (net)

In the ordinary course of the business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

(iv) Securities brokerage commission paid (net)

The Group pays commission expenses to a subsidiary of BOC for securities brokerage services provided in the ordinary course of business on commercial terms with reference to prevailing market rates.

(v) Advances to related parties

In the ordinary course of business, the Group extends loans and credit facilities to BOC, fellow subsidiaries, and associates on normal commercial terms with reference to prevailing market rates. The revenue from such transactions would include interest income on the amount drawn as well as arrangement and commitment fees. (Note 41(c))

(vi) Other assets

Included within "Other assets" are receivables due from BOC. The receivables arose from transactions carried out in the normal course of business.

Off-balance sheet exposures:

Direct credit substitutes

In the ordinary course of business, the Group provides guarantees for the obligations of fellow subsidiaries and associates on normal commercial terms. Such guarantees amounted to

SECTION VI — NOTES TO FINANCIAL INFORMATION

HK$297 million as at 31 December 2001. Fees are receivable for such guarantees granted in favour of independent third parties and BOC.

Derivatives

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC, fellow subsidiaries and associates. Such derivative transactions amounted to HK$6,482 million, HK$29,439 million and HK$10,655 million as at 31 December 1999, 2000 and 2001, respectively. These transactions are executed on normal commercial terms with reference to prevailing market rates.

These transactions are entered into in the ordinary course of business and are continuing in nature.

(d) Balances with group companies and associates

Included in the following balance sheet captions are balances with the ultimate holding company:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Cash and short-term funds	115,096	109,806	69,197
Placements with banks and other financial institutions	25,388	35,552	13,053
Advances	536	150	37
Other investments in securities	232	233	234
Other assets	106	106	106
Deposits from and balances of banks and other financial institutions	85,659	117,902	48,004

Included in the following balance sheet captions are balances with fellow subsidiaries of the ultimate holding company:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Cash and short-term funds	334	429	191
Placements with banks and other financial institutions	388	419	347
Advances	6,192	5,951	5,717
Deposits from and balances of banks and other financial institutions	868	9	379
Current, fixed, savings and other deposits from customers	2,835	3,371	3,936

SECTION VI — NOTES TO FINANCIAL INFORMATION

Included in the following balance sheet captions are balances with associates:

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Cash and short-term funds	36	74	70
Placements with banks and other financial institutions	265	92	—
Advances	1,488	1,379	777
Deposits from and balances of banks and other financial institutions	2	—	3
Current, fixed, savings and other deposits from customers	725	727	22

42. EARNINGS PER SHARE

Earnings per share is calculated based on the shares issued of 52,864 million pursuant to the Restructuring and Merger and as if these shares have been in issue during the Relevant Periods.

43. SUBSEQUENT EVENTS

On 18 June 2002, the Board of Directors proposed a special dividend of HK$0.0366 per ordinary share amounting to HK$1,935 million.

A loan due from a fellow subsidiary (Note 41(a)) was settled on 6 July 2002, through the receipt of cash and the acquisition of two subsidiaries, Perento Limited and Sin Chiao Enterprises Corporation Limited. Extracts of the profit and loss accounts and balance sheets of the two companies are set out below.

Perento Limited

Profit and Loss

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Turnover	—	8	8
Net profit/(loss) for the year	—	4	(9)

Balance Sheet

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Non-current assets	105	103	88
Net current assets	—	1	6
Non-current liabilities	(105)	(106)	(105)
Net liabilities	—	(2)	(11)
Share capital and reserves	—	(2)	(11)

SECTION VI — NOTES TO FINANCIAL INFORMATION

Sin Chiao Enterprises Corporation Limited

Profit and loss accounts

	For the year ended 31 December		
	1999	2000	2001
	(HK$ in millions)		
Turnover	13	55	58
Net (loss)/profit for the year	(1)	50	(166)

Balance Sheet

	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Fixed assets	947	919	826
Other non-current assets	—	—	29
Net current assets	29	50	83
Non-current liabilities	(794)	(800)	(798)
Net assets	182	169	140
Share capital and reserves	182	169	140

The 1999 and 2000 figures for the two companies above have been extracted from the audited accounts of the respective companies. The accounts for 2001 have been extracted from the unaudited management accounts of the respective companies.

44. ULTIMATE HOLDING COMPANY

The ultimate holding company is Bank of China, a state-owned commercial bank established under the laws of PRC.

45. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for the Company or any of companies now comprising the Group in respect of any period subsequent to 31 December 2001.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION FOR BANK OF CHINA (HONG KONG) LIMITED AND ITS SUBSIDIARIES

The principal operating subsidiary of the Company is BOCHK, which is an Authorized Institution in Hong Kong. BOCHK issues unaudited supplementary financial information to accompany its financial statements. The financial information disclosed in this appendix is based on the unaudited supplementary financial information issued by BOCHK with its financial statements for the year ended 31 December 2001.

The following information in respect of the asset quality, capital adequacy and risk management practices of BOCHK and its subsidiaries is disclosed as part of the accompanying information to the Accountants' Report in Appendix I to this prospectus and does not form part thereof. It is prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA") in November 2001.

(a) Capital Base and Capital Adequacy Ratio

	2001
Capital adequacy ratio as at 31 December	14.38%
Adjusted capital adequacy ratio incorporating market risk exposure as at 31 December	14.57%

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of BOCHK and eighteen subsidiaries, including Nanyang, Chiyu and BOC-CC, its three principal operating subsidiaries, as required by the HKMA for its regulatory purposes, and is in accordance with the Third Schedule to the Banking Ordinance.

The adjusted capital adequacy ratio taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted capital adequacy ratio.

Details of the consolidated capital base of BOCHK at 31 December 2001 are as follows:

	2001 (HK$ in millions)
Core capital:	
Paid up ordinary share capital	43,043
Reserves	9,541
Total core capital	52,584
Eligible supplementary capital:	
General provisions for bad and doubtful debts	4,943
Total capital base before deductions	57,527
Deductions from total capital base	(979)
Total capital base after deductions	56,548

On 1 October 2001, BOCHK underwent a Restructuring and Merger. Prior to the Restructuring and Merger, the Merging Branches were not required to maintain a minimum capital adequacy ratio. After the Restructuring and Merger, a consolidated capital adequacy ratio, including the businesses which were part of the Merging Branches, was calculated and

maintained. Therefore, the 1999 and 2000 comparative capital adequacy ratio and capital base are not meaningful and hence not presented.

(b) Liquidity Ratio

	2001
Average liquidity ratio — BOCHK	39.88%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001.

The liquidity ratio for BOCHK is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

Prior to the Restructuring and Merger, the liquidity ratio of each of the Predecessor Entities was managed on an individual basis. As a result, the average liquidity ratios of BOCHK for the periods prior to the Restructuring and Merger are not comparable and hence not presented.

(c) Overdue and Rescheduled Assets

(i) Overdue and Non-Performing Advances to Customers

	The Group					
	1999		2000		2001	
	Amount	% of total advances to customers	Amount	% of total advances to customers	Amount	% of total advances to customers
	(HK$ in millions)					
Gross advances overdue for						
— 6 months or less but over 3 months	5,953	1.78%	3,960	1.16%	4,212	1.30%
— 1 year or less but over 6 months	12,900	3.85%	7,030	2.07%	5,427	1.68%
— Over 1 year	21,203	6.32%	18,233	5.36%	15,659	4.85%
Advances overdue for more than 3 months	40,056	11.95%	29,223	8.59%	25,298	7.83%
Less:						
Amount overdue for more than 3 months and on which interest is still being accrued	(7,031)	(2.10%)	(2,488)	(0.73%)	(1,786)	(0.55%)
Add:						
Amount overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased						
— included in rescheduled advances	4,687	1.40%	4,006	1.18%	1,315	0.41%
— others	4,962	1.48%	3,908	1.15%	10,685	3.30%
Gross non-performing advances	42,674	12.73%	34,649	10.19%	35,512	10.99%

(ii) Other Overdue Assets

	The Group		
	1999	2000	2001
	(HK$ in millions)		
Other assets overdue for			
— 6 months or less but over 3 months	10	19	9
— 1 year or less but over 6 months	24	14	5
— Over 1 year	27	—	4
	61	33	18

(iii) Rescheduled Advances to Customers

	The Group					
	1999		2000		2001	
	Amount	% of total advances to customers	Amount	% of total advances to customers	Amount	% of total advances to customers
	(HK$ in millions)					
Rescheduled advances	6,951	2.07%	6,809	2.00%	1,814	0.56%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

(d) Currency Risk

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	The Group						
	As at 31 December 1999						
	Equivalent in millions of HK$						
	US Dollars	Pound Sterling	New Zealand Dollars	Australian Dollars	Japanese Yen	Others	Total
Spot assets	206,613	8,892	9,035	18,724	10,949	17,488	271,701
Spot liabilities	(139,669)	(15,254)	(13,779)	(25,942)	(6,079)	(19,977)	(220,700)
Forward purchases	45,546	8,238	6,216	10,620	13,427	9,288	93,335
Forward sales	(102,554)	(1,867)	(1,437)	(3,412)	(18,288)	(6,734)	(134,292)
Net options position	(76)	13	(16)	104	(3)	(21)	1
Net long position	9,860	22	19	94	6	44	10,045
Net structural position	2	—	—	—	—	—	2

	The Group						
	As at 31 December 2000						
	Equivalent in millions of HK$						
	US Dollars	Pound Sterling	New Zealand Dollars	Australian Dollars	Japanese Yen	Others	Total
Spot assets	251,702	14,357	9,595	19,926	6,097	17,348	319,025
Spot liabilities	(153,783)	(20,110)	(13,313)	(29,306)	(6,163)	(18,869)	(241,544)
Forward purchases	67,257	8,989	5,154	12,606	13,549	10,625	118,180
Forward sales	(158,528)	(3,228)	(1,404)	(3,200)	(13,477)	(9,051)	(188,888)
Net options position	1,908	7	11	19	1	9	1,955
Net long position	8,556	15	43	45	7	62	8,728

	The Group						
	As at 31 December 2001						
	Equivalent in millions of HK$						
	US Dollars	Pound Sterling	New Zealand Dollars	Australian Dollars	Japanese Yen	Others	Total
Spot assets	197,497	15,996	14,167	28,316	3,428	22,113	281,517
Spot liabilities	(134,348)	(17,971)	(14,550)	(27,380)	(2,081)	(18,859)	(215,189)
Forward purchases	70,500	5,230	1,211	1,623	10,834	12,726	102,124
Forward sales	(124,606)	(3,233)	(794)	(2,538)	(12,190)	(15,807)	(159,168)
Net options position	4,277	14	43	135	(7)	22	4,484
Net long/(short) position	13,320	36	77	156	(16)	195	13,768

There were no net structural positions for BOCHK Group as at 31 December 2000 and 2001.

(e) Segmental Information

(i) Sectoral Analysis of Advances to Customers

The information concerning advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers, as follows:

	The Group		
	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	22,881	26,129	28,300
— Property investment	55,349	54,571	47,758
— Financial concerns	6,544	7,765	7,314
— Stockbrokers	149	97	108
— Wholesale and retail trade	36,504	29,558	24,091
— Manufacturing	18,108	14,581	11,477
— Transport and transport equipment	5,339	5,886	8,778
— Others	37,685	49,278	51,054
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Schemes	5,692	13,291	20,273
— Loans for the purchase of other residential properties	80,585	84,729	82,513
— Credit card advances	2,599	2,699	3,019
— Others	16,244	14,598	9,735
Trade finance	19,725	14,386	10,487
Total loans for use in Hong Kong	307,404	317,568	304,907
Loans for use outside Hong Kong			
Industrial, commercial and financial			
— Property development	2,886	2,759	2,176
— Property investment	2,313	1,280	1,427
— Financial concerns	859	593	489
— Wholesale and retail trade	708	578	331
— Manufacturing	3,986	2,605	1,656
— Transport and transport equipment	4,461	3,482	2,418
— Others	9,659	9,045	8,430
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Schemes	—	—	—
— Loans for the purchase of other residential properties	1,893	1,214	824
— Credit cards advances	—	—	—
— Others	822	846	301
Trade finance	105	69	79
	27,692	22,471	18,131
	335,096	340,039	323,038

(ii) Analysis of advances to customers by geographical areas:

	The Group		
	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Hong Kong	312,912	321,340	310,953
Mainland China	16,923	11,103	7,753
Others	5,261	7,596	4,332
	335,096	340,039	323,038

(iii) Analysis of advances overdue for more than 3 months by geographical areas:

	The Group		
	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Hong Kong	31,504	23,578	21,713
Mainland China	7,919	4,725	3,465
Others	633	920	120
	40,056	29,223	25,298

(iv) Analysis of non-performing advances by geographical areas:

	The Group		
	As at 31 December		
	1999	2000	2001
	(HK$ in millions)		
Hong Kong	33,312	28,020	30,043
Mainland China	8,623	5,614	5,130
Others	739	1,015	339
	42,674	34,649	35,512

(f) Cross-Border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	The Group			
	1999			
	Banks and other financial institutions	Public entities	Others	Total
	(HK$ in millions)			
Asia, other than Hong Kong	208,296	13,221	18,797	240,314
North America	32,965	3,598	758	37,321
Western Europe	107,896	1,033	3,327	112,256
Caribbean	75	—	2,418	2,493
	349,232	17,852	25,300	392,384

	The Group			
	2000			
	Banks and other financial institutions	Public entities	Others	Total
	(HK$ in millions)			
Asia, other than Hong Kong	230,716	13,568	15,566	259,850
North America	36,021	4,971	957	41,949
Western Europe	152,905	3,078	3,137	159,120
Caribbean	12	—	4,312	4,324
	419,654	21,617	23,972	465,243

	The Group			
	2001			
	Banks and other financial institutions	Public entities	Others	Total
	(HK$ in millions)			
Asia, other than Hong Kong	133,805	15,771	10,337	159,913
North America	34,303	18,526	8,725	61,554
Western Europe	143,297	3,172	3,934	150,403
Caribbean	—	—	3,105	3,105
	311,405	37,469	26,101	374,975

(g) Risk Management

Overview

The principal types of risk inherent in the Group's business include credit risk, market risk (including interest rate and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its return on capital while maintaining risk exposure within acceptable parameters.

Risk Management Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems.

BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve BOCHK's risk management goals, BOCHK established, in connection with its reorganisation, a more centralised independent and comprehensive risk management structure that involves the following elements:

- a standardised corporate governance structure to provide active oversight and participation by the board of directors, committees and senior management;
- reporting lines that are independent of BOCHK's Strategic Business Units ("SBUs");
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury operations.

BOCHK's primary goal in credit risk management is to maximise return on capital while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and implemented comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation. BOCHK's Board of Directors, with the assistance of the risk management committee, sets the Group's overall risk management strategy and policies, and the Group's overall risk limits and credit authorization guidelines. The risk management committee is responsible for reviewing and approving the Group's risk management policies and procedures as well as modifications to these policies and procedures. BOCHK's credit risk management structure seeks to meet its primary goal by:

- establishing an appropriate credit risk environment;
- enforcing prudent procedures for approving credits;
- maintaining an appropriate credit administration, measurement and monitoring process; and
- ensuring adequate independent oversight and control over credit risk.

Consistent with BOCHK's overall risk management objectives, the key principles that ensure effective implementation of BOCHK's credit risk management strategy are:

- balancing BOCHK's tolerance for risk with the level of expected returns;
- diversifying BOCHK's loan portfolio by geographic regions, industries, products, customers, maturities and currencies;

- maintaining the independence of the credit review process to ensure risk assessment and monitoring are conducted in an objective, fair and comprehensive manner;
- emphasising the importance of cash flow as an essential factor in assessing applicants' repayment ability;
- compliance with legal and regulatory requirements;
- assigning clearly defined credit risk management responsibilities and accountability to each relevant operating unit and people involved in the risk management process;
- avoiding over-reliance on collateral and guarantees;
- accurate measurement and full disclosure of credit risk exposure; and
- maintenance of consistent credit policy.

Credit Risk Management Structure

BOCHK's board of directors, representing the shareholder's overall interests, is responsible for determining its credit risk management strategic objectives and principles. The board, with the aim of maximising the Bank's risk-adjusted returns as well as shareholder's wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

The Risk Management Committee is a board level committee that has the responsibility of determining and revising BOCHK's credit risk management policies and procedures.

BOCHK believes that independence and proper checks-and-balances are of critical importance in effective risk management. To this purpose, in BOCHK's managerial/organisational structure, the Risk Management Department ("RMD") and the Audit Department are placed in a hierarchical position in which they directly report to the Risk Management Committee and Audit Committee respectively. All these committees and departments form an independent line of control.

In addition, respective responsibilities, accountabilities and authorities related to credit risk management are clearly defined throughout BOCHK.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and significant policies approved by the board. The Chief Executive is also charged with balancing BOCHK's goal of generating a high yield on its assets with the need to maintain risk exposure within the shareholder's tolerance level.

The credit committee has primary responsibility for reviewing and approving loans exceeding the credit extension limit of the deputy chief executives of credit initiation unit, loans exceeding the credit extension limit of the head of the special assets management department in the course of restructuring classified loans, loans exceeding the veto right of the chief risk officer and loan applications which have been vetoed by our chief risk officer and in respect of which an appeal has been lodged with the credit committee.

BOCHK's credit initiation units, such as Corporate Banking, Retail Banking and Mainland Branches Business Departments, act as the first line of risk control. They are required to conduct business activities within the limits of delegated authority and in accordance with BOCHK's credit risk management strategy, policies and procedures.

The RMD, being structurally independent of the credit initiation units, reports to the risk management committee and assists the Chief Executive in managing credit risk based on the credit risk management strategies and policies. It also provides independent due diligence relating to identifying, measuring, monitoring and controlling credit risk.

To avoid any potential conflicts of interest, the credit review functions are independent of the business development units. The Group employs a multi-level credit approval process that requires loan approvals to be granted at successively higher levels of our organisation, depending primarily on the principal amount of the proposed loan, responsibilities and authorities of our credit initiation and loan review officers. All credit approval and review authorities originate from BOCHK's board of directors.

The Special Assets Management Department is responsible for the collection of non-performing loans (''NPLs''). Other departments, though not specified above, are also charged with relevant matters in relation to credit risk management.

Credit Approval Procedures

BOCHK employs discriminatory approval procedures for high-risk loans and low-risk loans.

Low risk credit transactions that fulfil certain requirements relating to credit types, loan purposes, loan amount, collateral coverage and security adequacy are processed using low risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. The corresponding loan review officer in the RMD should conduct independent post-approval reviews of such pre-approved low risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by loan review officers in the RMD in respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto or concurrence based on the review conclusions.

Significant loans include loans exceeding the credit extension limit of the deputy chief executives of the Group's credit initiation units, loans exceeding the credit extension limit of the head of the special assets management department in the course of restructuring classified loans, loans exceeding the veto right of the chief risk officer and loan applications which have been vetoed by our chief risk officer and in respect of which an appeal has been lodged with the credit committee. Significant loans are reviewed and approved by the credit committee.

Credit Risk Assessment

The result of credit risk assessments is a critical factor in making credit decisions. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of the loan, the borrower's financial status, cash flow position and repayment ability as well as business management. BOCHK also evaluates the industry risk associated with corporate borrowers. When assessing an individual loan application, BOCHK considers overall credit risk at the portfolio level.

Loan Monitoring

BOCHK monitors the performance of both individual loans and the overall loan portfolio on a timely basis to keep itself adequately informed of:

- each borrower's financial position;
- early signs of delinquency to facilitate prompt remedial action;

- the performance and repayment status of each of BOCHK's individual loans;
- the credit exposure of BOCHK's overall loan portfolio;

and to enable the Credit Committee and Risk Management Committee to monitor the quality of BOCHK's overall credit portfolio, identify significant trends and assess the appropriateness of BOCHK's credit risk strategy and policy.

BOCHK performs its risk monitoring process at multiple levels. The monitoring frequency may increase if signs of irregularity have emerged. Moreover, BOCHK continuously monitors its lending activities to ensure that the credit policies are complied with throughout the credit approval process.

Impaired loans and NPL Management

To improve the quality of credit portfolio and control the NPL ratio, BOCHK has introduced a comprehensive plan to resolve the impaired loans and ring fence the new emerging NPLs. This includes:

- developing a working plan on closely monitoring "special-mention" loans;
- taking into account asset quality as a performance evaluation criterion;
- appropriately restructuring the impaired loans through indepth review;
- supporting the Special Assets Management Department in NPL collection and other methods of recovery.

Credit Risk Reporting

For the purposes of information disclosure and credit risk management, an integrated credit risk reporting system has been established, which generates statistical data sheets and loan portfolio analysis reports on a monthly basis, providing risk management information to various levels of management. An analysis is prepared, taking into account economic changes and strategic and performance of peer banks. Under the current credit risk reporting system, the risk position and performance of the loan portfolio can be measured on a timely basis.

The main areas covered by the credit risk management reporting system are as follows:

(1) Risk concentration analysis of our loan portfolio measured in terms of loan product types, customer types, time to maturity, loan uses, loan classification, industry types and other relevant data.

(2) Credit policy and regulations compliance.

(3) Asset quality of the Group, including the performance of BOCHK's subsidiaries such as Nanyang, Chiyu and BOC-CC.

Market Risk Management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the risk management committee. The overall risk limits are set into sub-limits by reference to different risk factors, which are interest rate, foreign exchange, commodity and equity prices. Considering the different nature of the products involved, limits are set using a combination of risk measurement techniques, including position limits and sensitivity limits.

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the management of market risk and reports to the Risk Management Committee and the Chief Executive. Through the daily risk monitoring process, the RMD measures actual risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within an acceptable level.

Value at Risk ("VaR") is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in foreign exchange, interest rates, commodity and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

The VaR for all trading market risk exposure of BOCHK at 31 December 2001 was HK$1.6 million, the VaR for all trading interest rate risk exposure was HK$1.5 million and the VaR for all trading foreign exchange risk exposure was HK$1.2 million.

For the year ended 31 December 2001, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.0 million (1999: HK$2.2 million, 2000: HK$1.9 million). The standard deviation of these daily trading revenues was HK$1.1 million (1999: HK$1.3 million, 2000: HK$1.2 million). An analysis of the frequency distribution of daily trading revenues shows that out of 243 (1999 and 2000: 247) trading days in 2001, losses were recorded on only three (1999: ten, 2000: four) days and the maximum daily loss was HK$2.8 million (1999: HK$2.9 million, 2000: HK$1.7 million). The most frequent result was a daily trading revenue of between HK$1.5 million to HK$2.0 million (1999 and 2000: HK$1.5 million to HK$2.0 million). The highest daily trading revenue was HK$5.4 million (1999: HK$6.9 million, 2000: HK$12.1 million).

The following histograms show the frequency of daily revenues related to trading market risk activities:

DAILY DISTRIBUTION OF TRADING MARKET RISK REVENUES FOR THE YEAR ENDED 2001


NUMBER OF DAYS
60
50
40
30
20
10
0
-2 and below
-1.5 to -1
-0.5 to 0
0.5 to 1.0
1.5 to 2
2.5 to 3
3.5 to 4
4.5 to 5.0
5.5 to 6.0
6.5 to 7.0
REVENUE (HK$M)

DAILY DISTRIBUTION OF TRADING MARKET RISK REVENUES FOR THE YEAR ENDED 2000


NUMBER OF DAYS
70
60
50
40
30
20
10
0
-2 and below
-1.5 to -1
-0.5 to 0
0.5 to 1.0
1.5 to 2
2.5 to 3
3.5 to 4
4.5 to 5.0
5.5 to 6.0
6.5 to 7.0
REVENUE (HK$M)

DAILY DISTRIBUTION OF TRADING MARKET RISK REVENUES FOR THE YEAR ENDED 1999


NUMBER OF DAYS
70
60
50
40
30
20
10
0
-2 and below
-1.5 to -1
-0.5 to 0
0.5 to 1.0
1.5 to 2
2.5 to 3
3.5 to 4
4.5 to 5.0
5.5 to 6.0
6.5 to 7.0
REVENUE (HK$M)

Foreign Exchange Risk Management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risks through its interbank market activities. In particular BOCHK mitigates exchange rate risks by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the risk management committee. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

The VaR relating to foreign exchange positions was HK$1.2 million at 31 December 2001.

Interest Rate Risk Management

BOCHK's balance sheet consists predominantly of Hong Kong dollar denominated interest rate sensitive assets and liabilities. BOCHK's primary sources of interest rate risk are mismatches in the maturities or re-pricing periods of these assets and liabilities and movements in interest rates. In addition, different pricing bases for different transactions may also lead to interest rate risk for BOCHK's assets and liabilities within the same re-pricing period.

BOCHK uses gap analysis to measure its exposure to interest rate risk. Gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within certain time bands. It provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. BOCHK conducts its gap analysis by classifying all assets, liabilities and off-balance sheet items into various time period categories according to contracted maturities or anticipated re-pricing dates. The difference in the amount of assets, liabilities and off-balance sheet items maturing or being re-priced within each time period indicates the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities.

Derivatives Exposure

Derivatives are financial contracts whose characteristics are derived from other underlying instruments, and whose value changes in response to changes in interest rate, exchange rate, security price, indices or other similar variable. They mainly include futures, forwards, swaps and options in foreign exchange, interest rate, equity and equity indices and commodities. Derivative positions arise from transactions with customers as well as BOCHK's own dealing and asset and liability management activities.

Derivative instruments are subject to interest rate and other market risks. Market risk from derivative positions resulting from customer-oriented positions and proprietary positions are controlled individually and in combination with on-balance sheet market risk positions within BOCHK's market risk limit regime as described above. Positions arising from asset and liability management activities are monitored by the Treasurer under the guidance from the Asset and Liability Management Committee ("ALCO").

Liquidity Risk Management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price. The goal of liquidity management is for BOCHK to be able, even under adverse market conditions, to meet all its maturing repayment obligations on time and fund all of its investment opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. BOCHK may also borrow in the short-term interbank markets, although it is typically a net lender of funds. In addition, BOCHK may from time to time raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, make investments in debt securities or conduct interbank placements. Generally, deposits are of shorter average maturity than that of loans or investments and are of longer average maturity compared to interbank placements.

BOCHK maintains a portfolio of liquid, high quality securities that are managed by BOCHK's Treasurer. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates which are subject to market conditions.

The primary goal of BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital, effective interest rate and foreign exchange rate risk management, and the lowest possible cost of funding. BOCHK's ALCO is responsible for establishing these policy directives. BOCHK's Treasurer's role is to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities according to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and foreign exchange positions in line with the policies of ALCO, and also provides reporting and analytical services to ALCO with respect to current and planned positions taken for investment, funding and foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

- improve its asset management information system to provide timely information on the movement of its liquid assets on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with the HKMA's requirements;
- prepare regular maturity gap analyses to enable management to review and monitor BOCHK's liquidity position on a timely basis;
- establish a range of factors to be monitored and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response system to effectively deal with any emergencies.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

All departments have primary responsibility in managing operational risk within their own business functions. The Operational Risk Division of the RMD, which is newly formed and directly reports to the chief risk officer, is responsible for managing the overall operational risk in a systematic and effective way. The Internal Audit Department reviews the business operations to ensure that they are conducted in accordance with internal control principles, and BOCHK's policies and procedures.

The internal control system is being strengthened to achieve the following objectives:

1. To ensure all operations are conducted effectively;
2. To protect the safety and integrity of BOCHK's assets;
3. To prevent, detect and rectify any mistakes and fraud; and
4. To ensure the genuineness, lawfulness and completeness of data.

Ensuring business continuity is an important objective of BOCHK. BOCHK is enhancing its business continuity plan to enable it to recover the operation of critical functions within a short time frame and minimise the impact to customers in the event of a disaster.

BOCHK will further enhance its management methodologies in identifying, measuring, monitoring and controlling operational risk, to be in line with international best practices.

The profit forecast for the year ending December 31, 2002 is set out in the section headed "Financial Information — Profit Forecast".

BASES AND ASSUMPTIONS

The Directors have prepared the forecast of our consolidated profit attributable to shareholders for the year ending December 31, 2002 on the basis of our audited consolidated financial results for the year ended December 31, 2001, the unaudited management accounts of the Group for the four months ended April 30, 2002 and a forecast of the results of the Group for the remaining eight months ending December 31, 2002. The Directors are currently not aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending December 31, 2002.

The profit forecast has been prepared on the basis of accounting policies consistent in all material respects with those adopted by us, as summarised in the Accountants' Report set out in Appendix I, and on the following assumptions:

(a) there will be no material changes in existing political, legal, fiscal, market or economic conditions in Hong Kong, Mainland China or any other countries or territories in which we currently operate or which are otherwise material to our income;

(b) there will be no changes in legislation, regulations or rules in Hong Kong, Mainland China or any other countries or territories in which we operate or have arrangements or agreements, which may adversely affect our business or operations;

(c) there will be no material changes in the bases or rates of taxation in the countries or territories in which we operate;

(d) there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing as at the date of this prospectus;

(e) our operations and business will not be severely interrupted by any unforeseeable factors or any unforeseeable reasons that are beyond the control of the Directors, including the occurrence of natural disasters or catastrophes; and

(f) there will be no extraordinary items for the year ending December 31, 2002.

LETTERS

The texts of letters received by the Directors from PricewaterhouseCoopers, the auditors and reporting accountants of the Company, and from the Joint Sponsors in connection with the profit forecast, in each case prepared for the purpose of incorporation in this prospectus, are set out below.

(I) Letter from PricewaterhouseCoopers



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

The Board of Directors
BOC Hong Kong (Holdings) Limited
BOCI Asia Limited
Goldman Sachs (Asia) L.L.C.
UBS Warburg Asia Limited

15 July 2002

Dear Sirs

We have reviewed the accounting policies and calculations adopted in arriving at the forecast of the consolidated profit attributable to shareholders of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ending 31 December 2002 (the "Forecast") as set out in the subsection headed "Profit Forecast" in the section headed "Financial information" in the prospectus of the Company dated 15 July 2002 (the "Prospectus").

The Forecast, for which the Directors are solely responsible, has been prepared by them based on the unaudited management accounts of the Group for the four months ended 30 April 2002 and a forecast of the results of the Group for the remaining eight months ending 31 December 2002.

We emphasise that the Forecast relates to future events and is based on assumptions which may not remain valid for the whole of the year to 31 December 2002. Consequently, it cannot be relied upon to the same extent as information derived from the audited accounts for completed accounting periods.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled in accordance with the assumptions made by the Directors as set out in page III-1 of the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in our accountants' report dated 15 July 2002, the text of which is set out in Appendix I of the Prospectus.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

(II) Letter from the Joint Sponsors


BOCI Asia Limited


Goldman
Sachs
Goldman Sachs (Asia) L.L.C.


UBS Warburg
UBS Warburg Asia Limited

July 15, 2002

The Board of Directors
BOC Hong Kong (Holdings) Limited

Dear Sirs

We refer to the forecast of the consolidated profit attributable to shareholders of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ending December 31, 2002 (the "Profit Forecast") as set out in the prospectus issued by the Company dated July 15, 2002.

We understand that the Profit Forecast has been prepared by the Board of Directors based on the audited consolidated financial results for the year ended December 31, 2001 and the unaudited management accounts of the Group for the four months ended April 30, 2002 and a forecast of the Group's results for the remaining eight months of the year ending December 31, 2002.

We have discussed with you the bases upon which the Profit Forecast has been made. We have also considered, and relied upon, the letter dated July 15, 2002 addressed to yourselves and ourselves from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the Profit Forecast has been made.

On the basis of the information comprising the Profit Forecast and on the bases and assumptions of the accounting policies and calculations adopted by you and reviewed by PricewaterhouseCoopers, we are of the opinion that the Profit Forecast, for which you are solely responsible, has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
BOCI Asia Limited
Vincent Shen
Managing Director

Yours faithfully,
For and on behalf of
Goldman Sachs (Asia) L.L.C.
Michael Yao
Managing Director

Yours faithfully,
For and on behalf of
UBS Warburg Asia Limited
David Chin
Managing Director

The texts of a letter, a summary of values and the valuation certificate, prepared for the purpose of incorporation in this prospectus, received from Chesterton Petty Limited, an independent valuer, in connection with their valuation of our property interests at 30 April 2002 are set out below. As described in the section headed "Documents Delivered and Available for Inspection — Documents Available for Inspection" in Appendix VIII, a copy of the full valuation report (in English and in Chinese) which complies with the requirements of Rule 5.06 and Practice Note 12 of the Listing Rules and paragraph 34 of the Third Schedule to the Companies Ordinance is available for public inspection.


Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

15 July 2002

The Directors
BOC Hong Kong (Holdings) Limited
14th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong

Dear Sirs

In accordance with your instructions for us to value various interests in properties in Hong Kong, the People's Republic of China (the "PRC"), Macau and the United States of America held by BOC Hong Kong (Holdings) Limited (the "Company") or its subsidiaries (hereinafter together known as the "Group"), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these properties as at 30 April 2002.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation; and

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation has been made on the assumption that the owners sell the properties on the open market without the benefit of any deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to increase the values of the properties. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the properties and no forced sale situation in any manner is assumed in our valuation.

In valuing the properties in Groups A to H, which are held by the Group for occupation and investment in Hong Kong, the PRC and Macau, we generally have made reference to sales evidence as available on the market and where appropriate on the basis of capitalisation of the net income shown on schedules handed to us. We have allowed for outgoings and in appropriate cases made provisions for reversionary income potential. Properties which are owned and occupied by the Group have been valued on vacant possession basis.

In preparing our valuation for the properties in Hong Kong, we have made reference to the use as shown on the approved building plans/alterations and additions plans and as permitted under the relevant Government leases. Any use which is permitted under the relevant Government lease but is not authorised by the Building Authority is normally disregarded.

Due to the specific purposes for which the building and structures of Property no. A1 have been constructed, there are no readily identifiable market comparables. Therefore the property cannot be valued by direct comparison. We have valued the property on a depreciated replacement cost basis which is based on the theoretical assumption that the capital value of the property is the costs of equivalent reinstatement as depreciated. We would define "depreciated replacement cost" for this purpose as our opinion of the aggregate of the open market value of the land in its existing use and our estimate of the new replacement costs of the buildings and other site works from which deductions are then made to allow for age, condition and functional obsolescence.

The properties in Groups J, K, L and M, which are leased by the Group in Hong Kong, the PRC, Macau and the United States of America, have no commercial value mainly due to the short term nature of the tenancies, the prohibitions against assignment contained in the leases and tenancy agreements or the lack of substantial profit rent.

In respect of the properties held by the Group in Hong Kong, we have not been provided with copies of title documents relating to the properties but we have caused searches to be made at the relevant Land Registries. However, we have not inspected the original documents to verify ownership or to ascertain the existence of any amendment which does not appear on the copies of title documents obtained by us. We are not in a position to advise you on the titles to the properties which is more properly the sphere of the Group's Hong Kong legal advisers.

We have been advised that a total of 49 properties with an aggregate attributable value of HK$928,482,532 owned by the Group in Hong Kong are subject to title defects, such as the omission of board minutes or other proofs in relation to execution of title documents by corporations (29 cases); illegible/incomplete Government grants (10 cases); discrepancy in property descriptions/particulars (14 cases) etc. Moreover, various owned properties are subject to orders or directions issued by Government departments and certain other properties are suspected to have unauthorized building works or are not being used in accordance with the permitted users. We are given to understand that the Group has been dealing with the required works to comply with the Government orders/directions or to reinstate the relevant properties or to regularize the unauthorized structures/uses within such properties. We also understand that the Group has made provisions for the estimated costs involved in respect of such works.

In respect of the properties held by the Group in the PRC, we have relied on the legal advice given by the Group's PRC legal advisers on the relevant laws and regulations in the PRC in relation to the Group's legal title to and the nature of the Group's interest in such properties as at the date of valuation. In respect of the properties held by the Group in Macau, we have been provided by the Group with copies of extracts of title documents.

We have been provided with copies of extracts of title documents relating to the properties in the PRC, such as land use right certificates and building ownership certificates. However, we have not inspected the original documents to verify any amendments which may not appear on the copies of the extracts of title documents handed to us. We have relied to a considerable extent on information given by the Group and the legal opinion of the Group's PRC legal advisers. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and/or its PRC legal advisers. We were also advised that no material facts have been omitted from the information so supplied. We consider we have been provided with sufficient information to reach an informed view.

Pursuant to the legal opinion of the Group's PRC legal advisers, 13 properties in the PRC have defective titles and are not freely transferable in the open market. Those properties with defective titles are being classified under Group I and in the course of our valuation, we have taken into account of the said opinion and assigned no commercial value to those properties.

In valuing the properties in Groups C, F, G, I and K, we have complied with all requirements contained in Practice Note No. 12 issued by The Stock Exchange of Hong Kong Limited.

We have relied to a very considerable extent on information given by you and have accepted advice given to us on such matters as the properties to be valued, planning approvals or statutory notices, easements, tenure, ownership, lettings, occupancy, site and floor areas, attributable interests and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents and leases provided to us and are therefore only approximations. We have not at this stage verified the correctness of such areas so provided.

We have inspected the exterior of all the properties valued and, where possible, we have also inspected the interior of the properties. No structural survey has been made but, in the course of our inspection, we did not notice any serious defects. We are not, however, able to report that whether or not the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services. Moreover, we have not carried out any investigation on site to determine the suitability of the ground conditions and the services etc. for any future redevelopment. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our valuation for any title defect, charge, mortgage or amount owing on any property nor for any expense or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all sums stated in our valuation are in Hong Kong dollars.

The exchange rate adopted in our valuation is HK$1=RMB1.05 and there has been no material fluctuation in exchange rates between our valuation date and the date of this valuation certificate.

We enclose herewith a summary of values and our valuation certificate. Properties with capital value of less than HK$100,000,000 are presented in summary form in each group, except for Group C that is presented in certificate form, of our valuation certificate.

Yours faithfully

For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

Note: Mr. Charles C K Chan, Chartered Estate Surveyor, MSc FRICS, FHKIS, MCIArb, RPS(GP), has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 17 years' experience in the valuation of properties in Hong Kong and has extensive experience in the valuation of properties in Macau and in the PRC as required under Practice Note No. 12 issued by The Stock Exchange of Hong Kong Limited. Mr. Charles C K Chan also has experience in the valuation of properties in the United States of America.

SUMMARY OF VALUES

Property	Capital Value in existing state attributable to the Group as at 30 April 2002
Group A — Wholly-owned properties primarily held and occupied by the Group in Hong Kong	HK$11,527,865,800
Group B — Wholly-owned properties primarily held by the Group for investment in Hong Kong	HK$542,200,000
Group C — Wholly-owned properties primarily held and occupied by the Group in the PRC	HK$46,265,814
Group D — Strata-title properties primarily held and occupied by the Group in Hong Kong	HK$6,457,584,191
Group E — Strata-title properties primarily held by the Group for investment in Hong Kong	HK$1,105,987,150
Group F — Strata-title properties primarily held and occupied by the Group in the PRC	HK$202,212,322
Group G — Strata-title properties primarily held by the Group for investment in the PRC	HK$117,117,785
Group H — Strata-title properties primarily held by the Group for investment in Macau	HK$15,300,000
Group I — Properties held by the Group with defective title in the PRC	No commercial value
Group J — Properties leased by the Group in Hong Kong	No commercial value
Group K — Properties leased by the Group in the PRC	No commercial value
Group L — Properties leased by the Group in Macau	No commercial value
Group M — Property leased by the Group in the United States of America	No commercial value
Total:	HK$20,014,533,062

Notes:

1. The total capital value attributable to the Group as at 30 April 2002 included 2 properties in Group D which were sold by the Group on 31 May 2002. These 2 properties were valued at HK$52,350,000 as at 30 April 2002.

2. Since the date of valuation of 30 April 2002, the Group has acquired the whole of the issued share capital of Sin Chiao Enterprises Corporation, Limited and Perento Limited ("**Sin Chiao and Perento**") on 6 July 2002. The capital value of the property interests held by Sin Chiao and Perento, which is set out in the valuation certificate herein, under the following groups according to the status of the properties as at the date of the valuation certificate is:

	Capital Value as at 30 April 2002
Group A — Wholly-owned properties primarily held and occupied by the Group in Hong Kong	HK$111,000,000
Group B — Wholly-owned properties primarily held by the Group for investment in Hong Kong	HK$159,000,000
Group D — Strata-title properties primarily held and occupied by the Group in Hong Kong	HK$492,530,000
Group E — Strata-title properties primarily held by the Group for investment in Hong Kong	HK$168,930,000
Group F — Strata-title properties primarily held and occupied by the Group in the PRC	HK$3,493,000
Total:	HK$934,953,000

3. The capital value of the entire property portfolio of the Group as at the date of the valuation certificate, after taking into account subsequent events that took place after 30 April 2002 as referred to in Notes 1 and 2 above and valued at 30 April 2002 is HK$20,897,136,062.

VALUATION CERTIFICATE

Group A — Wholly-owned properties primarily held and occupied by the Group in Hong Kong

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A1	39 Tam Kung Temple Road, A Kung Ngam, Shau Kei Wan, Hong Kong Shaukiwan Inland Lot No. 828	The property comprises a site with an area of approximately 4,564 sq m (49,127 sq ft). Currently standing on the site is a 10-storey warehouse building used as vaults and ancillary offices and dormitories completed in 1997. The total gross floor area of the property is approximately 25,240.21 sq m (271,686 sq ft). Shaukiwan Inland Lot No. 828 is held under Conditions of Grant No. 12328 for a term from 25 November 1994 to 30 June 2047. The annual rent payable for the lot is 3% of the rateable value for the time being of the lot.	The property is occupied by the Group as vaults and ancillary offices and dormitories.	HK$404,000,000 100% interest attributable to the Group: HK$404,000,000

Notes:

(1) The registered owner of the property is Bank of China. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) The Conditions of Grant contains a non-alienation clause. The property is therefore valued assuming:

(a) the non-alienation clause has been modified/removed so that the property can be freely disposed of in the market; and

(b) the premium payable to the Government for the modification has been fully paid.

(3) We have valued the property on a depreciated replacement cost basis which is based on the theoretical assumption that the capital value of the property is the costs of equivalent reinstatement as depreciated. We would define "depreciated replacement cost" for this purpose as our opinion of the aggregate of the open market value of the land in its existing use and our estimate of the new replacement costs of the buildings and other site works from which deductions are then made to allow for age, condition and functional obsolescence.

(4) According to Shau Kei Wan Outline Zoning Plan No. S/H9/11 dated 8 February 2002, the property lies within an area zoned for "Other Specified Uses (Godown)" uses.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A2	Bank of China Building, 2A Des Voeux Road Central, Central, Hong Kong Inland Lot No. 6301	The property comprises a pentagonal level site with an area of approximately 1,383.31 sq m (14,890 sq ft). Currently standing on the site is a 20-storey commercial/office building completed in about the 1950's. The Basement of the building is planned for carparking purposes whilst the Lower Ground Floor is designed as vaults. The Upper Ground Floor is used as a bank whilst the upper floors are planned for office uses. The total gross floor area of the building is approximately 17,007.34 sq m (183,067 sq ft). The building also comprises 19 car parking spaces in the Basement. Inland Lot No. 6301 is held under a Government lease for a term of 75 years commencing from 14 April 1947 renewable for a further term of 75 years. The annual rent payable for the lot is HK$6,836.	The whole of Lower Ground Floor, Upper Ground Floor, Mezzanine Floor, First to Eleventh Floors and units 1-4 on Twelfth Floor of the property are occupied by the Group as a retail branch and offices. Part of the remainder of the property is let under a tenancy for a term of 3 years expiring on 31 December 2003 at a monthly rent of approximately HK$1,310,000 exclusive of rates and management fees. 2 car parking spaces of the property are let under a monthly licence yielding a monthly income for May 2002 of HK$6,600.	HK$750,000,000 100% interest attributable to the Group: HK$750,000,000

Notes:

(1) The registered owner of the property is Bank of China. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Central Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) We have been advised that a portion of the property is not being used in accordance with the permitted users.

(4) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$650,000,000
Investment portion	:	HK$100,000,000
Total	:	HK$750,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A3	Bank of China Tower, 1 Garden Road, Central, Hong Kong Inland Lot No. 8572	The property comprises an irregularly shaped sloping site with an area of approximately 8,389.00 sq m (90,299 sq ft). Currently standing on the site is a 74-storey commercial/office building completed in about 1988. Carpark Levels 1, 2 and Storey 1 Mezzanine of the building are designated for carparking uses in which Carpark Level 2 is also designated as vaults. Storey 3 is planned as a bank whilst Storeys 1 Mezzanine, Storeys 4, 5, 18, 31, 44, 45, 57, 69 and 69 Mezzanine are designated for mechanical floors. The remainder of the building is used as office. The total gross floor area of the building is approximately 98,347.11 sq m (1,058,608 sq ft). The building also comprises 186 single carparking spaces and 81 twin carparking spaces on the two Carpark Levels. Inland Lot No. 8572 is held under Conditions of Grant No. 11711 for a term of 75 years commencing from 18 January 1984. The annual rent payable for the lot is HK$1,000.	Portion of Carpark Level 2, the whole of storey 1 Mezzanine to storey 19, Unit A on storey 24, the whole of storeys 28, 33, 34, 52, 66 to 68 and 70 of the property are occupied by the Group as vaults, a retail branch and offices. The remainder of the property is let under various tenancies with the latest expiring in December 2007 at a total monthly rent of approximately HK$10,300,000 exclusive of rates and management fees. Car parking portion of the property is let under various monthly tenancies yielding a gross annual income of approximately HK$5,940,000 from May 2001 to April 2002.	HK$6,570,000,000 100% interest attributable to the Group: HK$6,570,000,000

Notes:

(1) The registered owner of the property is Bank of China (Hong Kong) Limited.

(2) Unit A on storeys 24 and 27, Units B on storeys 27 and 43, Unit C on storey 29 and the whole of storeys 33, 34 and 35 of the property occupied by the Group are let to related parties with the latest expiring in February 2005 at a total monthly rent of approximately HK$2,164,000 exclusive of rates and management fees.

(3) The Conditions of Grant contains a non-alienation clause (except for under-letting). The property is therefore valued assuming:

(a) the non-alienation clause has been modified/removed so that the property can be freely disposed of in the market; and
(b) the premium payable to the Government for the modification has been fully paid.

(4) According to Central Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(5) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$	3,570,000,000
Investment portion	: HK$	3,000,000,000
Total	: HK$	6,570,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A4	1 Gough Hill Road, The Peak, Hong Kong Rural Building Lot No. 1100	The property comprises a site with an area of approximately 3,900 sq m (41,980 sq ft). Currently standing on the site are four 3-storey houses over a podium of carport (accommodating 9 carparking spaces) and a club house completed in 1996. Recreational facilities provided in the development include tennis court, swimming pool, gymnasium room, sauna rooms and children's play area. The total gross floor area of the property is approximately 2,341.92 sq m (25,208 sq ft). Rural Building Lot No. 1100 is held under Conditions of Exchange No. 12145 for a term from 10 May 1991 to 9 December 2028. The annual rent payable for the lot is 3% of the rateable value for the time being of the lot.	The property is occupied by the Group as a staff resort.	HK$254,000,000 100% interest attributable to the Group: HK$254,000,000

Notes:

(1) The registered owner of the property is Attempt Fit Enterprises Limited, a wholly-owned subsidiary of the Group.

(2) According to The Peak Area Outline Zoning Plan No. S/H14/5 dated 22 March 2002, the property lies within an area zoned for "Residential (Group C) 3" uses.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A5	Ground Floor, Mezzanine Floor, Upper Ground Floor, 1st to 30th Floors (4th, 13th, 14th and 24th Floors omitted), the Signage Areas and the External Walls of the Office Accommodation between Ground Floor and Roof Level, Bank of China Centre, Olympian City 1, 11 Hoi Fai Road, Tai Kok Tsui, Kowloon 301,395/3,980,030th shares of and in Kowloon Inland Lot No. 11074	Bank of China Centre is a 26-storey office tower built over a 3-level podium of entrance foyer, lift hall, shops and ancillary accommodation and two basements of carparking spaces completed in 2000. The property comprises the whole of the office tower and office entrance halls/ancillary accommodation on Ground, Mezzanine and Upper Ground Floors of the development. The total gross floor area of the office tower is approximately 27,999.81 sq m (301,390 sq ft). Kowloon Inland Lot No. 11074 is held under Conditions of Grant No. 12375 for a term commencing from 31 January 1996 and expiring on 30 June 2047. The annual rent payable for the lot is 3% of the rateable value for the time being of the lot.	The property is occupied by the Group as offices.	HK$1,040,000,000 100% interest attributable to the Group: HK$1,040,000,000

Notes:

(1) The registered owner of the property is Bank of China (Hong Kong) Limited.

(2) According to South West Kowloon Outline Zoning Plan No. S/K20/11 dated 21 September 2001, the property lies within an area zoned for "Comprehensive Development Area" uses.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A6	China State Bank Building, 39 and 41 Des Voeux Road Central, Central, Hong Kong Inland Lots Nos. 2183 and 2184	The property comprises a rectangular level site with an area of approximately 239.32 sq m (2,576 sq ft). Currently standing on the site is a 16-storey commercial/office building completed in about 1963. The property comprises the Basement, Ground Floor and 16 storeys office. The total gross floor area of the building is approximately 3,246.01 sq m (34,940 sq ft). Inland Lots Nos. 2183 and 2184 are each held under a Government lease for a term of 999 years commencing from 3 May 1900. The total annual rent payable for the lots is HK$48.	The property is vacant.	HK$190,000,000 100% interest attributable to the Group: HK$190,000,000

Notes:

(1) The registered owner of the property is The China State Bank Limited. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Central District Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) The property is subject to Directions Nos. BD FS/019/99, BD FS/002/99 and FS45/4780 dated 18 January 1999 issued by the Buildings Department/Fire Services Department.

(4) The property is subject to an agreement for sale and purchase dated 27 May 2002 entered into between Bank of China (Hong Kong) Limited as vendor and Given Co. Ltd. as purchaser. The purchase price is HK$190,000,000 and completion of the transaction is scheduled on 31 July 2002.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A7	Hua Chiao Commercial Building, 88-98 Des Voeux Road Central, Central, Hong Kong Inland Lots Nos. 6946, 6947, 6983, 6984, 6985 and 6986	The property comprises a rectangular level site with an area of approximately 331.94 sq m (3,573 sq ft). Currently standing on the site is a 23-storey commercial/office building completed in about 1976. The property comprises Ground Floor and 23 storeys office. The total gross floor area of the building is approximately 4,972.97 sq m (53,529 sq ft). Inland Lots Nos. 6946, 6947, 6983, 6984, 6985 and 6986 are each held under a Government lease for a term of 999 years commencing from 9 July 1844. The total annual rent payable for the lots is HK$70.	The property is vacant.	HK$165,000,000 100% interest attributable to the Group: HK$165,000,000

Notes:

(1) The registered owner of Ground, 1st and 2nd Floors of the property is Hua Chiao Commercial Bank Limited. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong). The registered owner of 3rd to 22nd Floors, External Walls and Roof of the property is Arene Trading Limited, a wholly-owned subsidiary of the Group.

(2) The Ground and First Floors of the building are subject to a superseding order no. C/CP/7246/00/K under s.24 (1) of the Buildings Ordinance issued by the Building Authority.

(3) The property together with the whole of 1st Floor, Cheong K Building, Nos. 84 and 86 Des Voeux Road Central, Hong Kong are subject to an agreement for sale and purchase dated 29 May 2002 entered into between Bank of China (Hong Kong) Limited and Arene Trading Limited as vendor and Hee Lee Investment Company Limited as purchaser. The purchase price is HK$171,380,000 and completion of the transaction is scheduled on 4 September 2002.

(4) According to Sai Ying Pun & Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001, the property lies within an area zoned for "Commercial/Residential" uses.

(5) The property is subject to Direction No. BD FSI/140/00 dated 24 March 2000 issued by the Buildings Department/Fire Services Department.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A8	Kincheng Bank Building, 55 Des Voeux Road Central, Central, Hong Kong Section A of Inland Lot No. 2185	The property comprises a rectangular level site with an area of approximately 443.61 sq m (4,775 sq ft). Currently standing on the site is a 28-storey commercial/office building completed in about 1995. The Ground to Second Floors of the building are used as a bank and ancillary offices whilst the Third, Third Mezzanine and Twenty-ninth Floors are designated for mechanical floors (Fourth, Fourteenth and Twenty-fourth Floors are excluded from floor numbering). The upper floors are planned for office uses. The total gross floor area of the building is approximately 6,659.88 sq m (71,687 sq ft). Inland Lot No. 2185 is held under a Government lease for a term of 999 years commencing from 9 October 1900. The annual rent payable for the lot is HK$176.	The property is vacant.	HK$332,000,000 100% interest attributable to the Group: HK$332,000,000

Notes:

(1) The registered owner of the property is Kincheng Banking Corporation. The property is vested and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Central Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) We have been advised that the property is suspected to have unauthorized building works.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A9	The Kwangtung Provincial Bank Building, 589 Nathan Road, Mong Kok, Kowloon Kowloon Inland Lots Nos. 6427 and 6429	The property comprises a rectangular level site with an area of approximately 403.20 sq m (4,340 sq ft). Currently standing on the site is a 18-storey commercial/office building completed in about 1970. Basement, Ground to First Floors of the building are planned as a bank and offices whilst the upper floors are planned for office uses. The total gross floor area of the building is approximately 6,033.07 sq m (64,940 sq ft). Kowloon Inland Lots Nos. 6427 and 6429 are held under Conditions of Regrant Nos. 5097 and 5094 respectively each for a term of 150 years commencing from 25 December 1887. The total annual rent payable for the lots is HK$300.	The whole of Basement, Ground to Fourth Floors, Units 2, 3 and 4 on Fifth Floor and Sixth Floor of the property are occupied by the Group as a retail branch and ancillary offices. The remainder of the property is partially let under various tenancies with the latest expiring in February 2004 at a total monthly rent of approximately HK$80,400 exclusive of rates and management fees.	HK$234,000,000 100% interest attributable to the Group: HK$234,000,000

Notes:

(1) The registered owner of the property is The Kwangtung Provincial Bank. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Mong Kok Outline Zoning Plan No. S/K3/16 dated 16 February 2001, the property lies within an area zoned for "Commercial" uses.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$185,400,000
Investment portion	:	HK$ 48,600,000
Total	:	HK$234,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A10	Sin Hua Bank Centre, 134 and 136 Des Voeux Road Central and 35-43 Gilman's Bazaar, Central, Hong Kong Inland Lots Nos. 4793, 4794, 4795, 4796, 4797, 4798 and 4799	The property comprises a trapezium level site with an area of approximately 466.28 sq m (5,019 sq ft). Currently standing on the site is a 23-storey commercial/office building completed in about 1987. The Basement, Ground and First Floors of the building are planned for retail uses whilst the upper floors are planned for office uses. The total gross floor area of the building is approximately 6,989.41 sq m (75,234 sq ft). Inland Lots Nos. 4793, 4794, 4795, 4796, 4797, 4798 and 4799 are each held under a Government lease for a term of 999 years commencing from 26 June 1843. The total annual rent payable for the lots is HK$112.	The whole of Ground Floor of the property is occupied by the Group as a retail branch and offices. The remainder of the property is vacant.	HK$193,000,000 100% interest attributable to the Group: HK$193,000,000

Notes:

(1) The registered owner of the property is Sin Hua Trust Savings & Commercial Bank Limited. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Sai Ying Pun and Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001, the property lies within an area zoned for "Commercial/Residential" uses.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A11	Sin Hua Bank Building, 774 Nathan Road, Mong Kok, Kowloon The Remaining Portion of Kowloon Inland Lot No. 2696 and The Remaining Portion of Kowloon Inland Lot No. 2697	The property comprises a rectangular level site with an area of approximately 388.05 sq m (4,177 sq ft). Currently standing on the site is a 16-storey composite commercial/residential building completed in about 1968. Basement, Ground to Second Floors of the building are used as a bank and offices whilst the upper floors are planned for residential uses. The total saleable area of the building is approximately 3,698.35 sq m (39,809 sq ft). Kowloon Inland Lots Nos. 2696 and 2697 are each held under a Government Lease for a term of 75 years commencing from 28 April 1930 renewable for a further term of 75 years. The total annual rent payable for the lots is HK$38.	Basement, Ground to Second Floors of the property are occupied by the Group as a bank and ancillary offices. Unit E on Fifth Floor, Units B, D and F on Seventh Floor, Unit E on Eighth Floor, Units B, C and F on Ninth Floor, Unit F on Tenth Floor, Unit E on Eleventh Floor and Unit A on Twelfth Floor are occupied by the Group as staff quarters. The remainder of the property is let under various tenancies with the latest expiring in May 2004 at a total monthly rent of approximately HK$173,000 exclusive of rates and management fees.	HK$111,000,000 100% interest attributable to the Group: HK$111,000,000

Notes:

(1) The registered owner of the property is Sin Chiao Enterprises Corporation, Limited, a wholly-owned subsidiary of the Group.

(2) According to Mong Kok Outline Zoning Plan No. S/K3/16 dated 16 February 2001, the property lies within an area zoned for "Commercial" uses.

(3) The property is subject to an Order No. C/CP/7683/00/K under S.24(1) of the Buildings Ordinance issued by the Building Authority.

(4) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$ 63,000,000
Investment portion	: HK$ 48,000,000
Total	: HK$111,000,000

(5) The property is subject to Directions Nos. BD FS 127/00, FSD 1147/2000 and FSD 1148/2000 all dated 27 November 2000 issued by the Buildings Department/Fire Services Department.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A12	Chiyu Building, 74, 76 and 78 Des Voeux Road Central, Central, Hong Kong Sections 10, 11, 12, 13 and 14 of Inland Lot No. 1622	The property comprises a trapezium level site with an area of approximately 358.14 sq m (3,855 sq ft). Currently standing on Sections 10, 11 and 12 (also known as 78 Des Voeux Road Central) is an 18-storey commercial/office building completed in about 1967. A 7-storey extension to the building was erected on Sections 13 and 14 (also known as 74 and 76 Des Voeux Road Central) in about 1993 for commercial/office uses. Curtain walling was installed to the existing building at the time of extension. The Ground Floor of the building is used as a bank whilst the Basement and the upper floors are planned for office uses. The total gross floor area of the building is approximately 4,333.15 sq m (46,642 sq ft). Inland Lot No. 1622 is held under a Government lease for a term of 999 years commencing from 26 June 1843. The annual rent payable for the subject sections of the lot is HK$59.6.	The Basement of the property is vacant. The Ground to Twelfth Floors and Fifteenth Floor of the property are occupied by the Group as a retail branch and offices. The Thirteenth and Fourteenth Floors of the property are let under two tenancies with the latest expiring in February 2004. The total current monthly rent receivable from the two tenancies is approximately HK$65,600 inclusive of air-conditioning charges and management fees.	HK$142,000,000 70.49% interest attributable to the Group: HK$100,095,800

Notes:

(1) The registered owner of the property is Chiyu Banking Corporation Limited, a 70.49% owned subsidiary of the Group.

(2) According to Central Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$133,000,000
Investment portion	:	HK$ 9,000,000
Total	:	HK$142,000,000

(4) The breakdown of interest attributable to the Group is as follows:

Owner-occupied portion	:	HK$ 93,751,700
Investment portion	:	HK$ 6,344,100
Total	:	HK$100,095,800

(5) The property is subject to Directions Nos. BD FS 111/99, BD FS 656/99, FSD/FSI/2279/99 and FSD/FSI/2280/99 all dated 23 July 1999 issued by the Buildings Department/Fire Services Department.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A13	Nanyang Commercial Bank Building, 151 Des Voeux Road Central, Sheung Wan, Hong Kong Inland Lots Nos. 2631, 2632, 2723 and The Remaining Portion of Marine Lot No. 446	The property comprises a rectangular level site with an area of approximately 671.59 sq m (7,229 sq ft). Currently standing on the site is an 18-storey commercial/office building completed in about 1967. The Ground Floor of the building is planned for commercial uses whilst the upper floors are planned for office uses. The total saleable area of the building is approximately 8,951.41 sq m (96,353 sq ft). Inland Lots Nos. 2631 and 2632 and Marine Lot No. 446 are each held under a Government lease for a term of 999 years commencing from 19 September 1903. Inland Lot No. 2723 is held under a Government lease for a term of 999 years commencing from 5 November 1903. The total annual rent payable for the lots is HK$156.	The property is occupied by the Group as a retail branch and offices.	HK$296,000,000 100% interest attributable to the Group: HK$296,000,000

Notes:

(1) The registered owner of the property is Nanyang Commercial Bank Limited, a wholly-owned subsidiary of the Group.

(2) According to Sai Ying Pun and Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001, the property lies within an area zoned for "Commercial/Residential" uses.

(3) We have been advised that a portion of the property is not being used in accordance with the permitted users.

(4) The property is subject to Directions Nos. BD FS 119/00, FSD 1052/2000, FSD 368/2000 and FSD 369/2000 issued by the Buildings Department/Fire Services Department.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A14	BOC Credit Card Centre, 68 Connaught Road West, Sheung Wan, Hong Kong Sections A, B, C, D, E and The Remaining Portion of Marine Lot No. 500	The property comprises a rectangular level site with an area of approximately 636.15 sq m (6,848 sq ft). Currently standing on the site is a 30-storey commercial/office building completed in about 1996. The Ground Floor of the building is planned for commercial uses. The First Floor to Third Floor are used for car parking purposes and the Fourth Floor is the mechanical floor. The upper floors are planned for office uses. The total gross floor area of the building is approximately 10,264.59 sq m (110,488 sq ft). Sections A, B, C, D, E and The Remaining Portion of Marine Lot No. 500 are each held under a Government lease for a term of 999 years commencing from 29 September 1900. The total annual rent payable for the lots is HK$140.	Shops A and B on Ground Floor, Car Parking Spaces on First and Second Floors, Units 1 and 2 on Eighth Floor, Units 1 and 2 on Twelfth Floor, Units 3 to 5 on Thirteenth Floor, the whole of Fifth to Seventh, Ninth to Tenth and Fourteenth to Twenty-ninth Floors of the property are occupied by the Group. The remainder of the property is let under various tenancies with the latest expiring in April 2003 at a total monthly rent of approximately HK$146,899 exclusive of rates and management fees.	HK$235,000,000 100% interest attributable to the Group: HK$235,000,000

Notes:

(1) The registered owner of the property is Nanyang Commercial Bank Limited, a wholly-owned subsidiary of the Group.

(2) According to Sai Ying Pun and Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001, the property lies within an area zoned for "Commercial/Residential" uses.

(3) We have been advised that a portion of the property is not being used in accordance with the permitted users.

(4) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$213,000,000
Investment portion	: HK$ 22,000,000
Total	: HK$235,000,000

Our Ref	Property	Description	Particulars of occupancy	Capital value in existing state as at 30 April 2002
A15	19 properties in Hong Kong	The properties comprise a piece of land, 6 composite buildings, 10 commercial/office buildings, 1 residential building, 1 industrial building, 28 carparking spaces and 4 lorry parking spaces built between 1952 and 1994, situated in the territory of Hong Kong. The site area of the piece of land is approximately 2,996.10 sq m (32,250 sq ft). The total floor areas of other properties held and occupied by the Group in their respective uses category are summarized as follows:	Majority of the properties are occupied by the Group as retail branches, offices, staff quarters, stores, carparking spaces or are vacant. The remaining properties are mostly let under various tenancies for various terms with the latest expiry date in April 2004 at a total monthly rent of approximately HK$690,489 mostly exclusive of rates and management fees.	HK$764,770,000 100% interest attributable to the Group: HK$764,770,000

Use	Total Floor Area sq m	Total Floor Area sq ft
Shops	6,664.44	71,736
Offices	12,343.37	132,864
Workshop	10,956.19	117,932
Residential Flats	3,271.65	35,216
Total	33,235.64	357,748

The properties also comprise ancillary areas of approximately 118.45 sq m (1,275 sq ft).

Notes:

(1) All the properties are owned by the Group.

(2) Office unit 701 on Seventh Floor within 102, 104, 106 and 108 Castle Peak Road, Yuen Long occupied by the Group is let to a related party for a term of two years expiring in November 2002 at a monthly licence fee of about HK$7,657 exclusive of rates and management fees but inclusive of Government rent.

(3) Ground, First and Second Floors of Block B, Mui Ling Kok, Lam Tei, Tuen Mun is subject to a notice of creation of rights for the temporary occupation of land under G.N. 4961 with relevant plan no. WRM0052 under Section 21 of the Railways Ordinance (Chapter 519).

(4) Various properties are subject to various Building Orders issued by the Building Authority.

(5) Various properties are subject to various directions issued by the Buildings Department/Fire Services Department.

(6) We have been advised that 1-3 Kam Wa Street, Shau Kei Wan, Hong Kong is subject to title defects in respect of the omission of board minutes or other proofs in relation to execution of title documents by corporations and certain properties are suspected to have unauthorized building works or are not being used in accordance with the permitted users.

(7) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$613,080,000
Investment portion	: HK$151,690,000
Total	: HK$764,770,000

Group B — Wholly-owned properties primarily held by the Group for investment in Hong Kong

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
B1	Kiu Wah Building, 188, 190, 192, and 194 Java Road, North Point, Hong Kong Sections A, B and F and The Remaining Portion of Inland Lot No. 5081	The property comprises a rectangular site with an area of approximately 368.64 sq m (3,968 sq ft). Currently standing on the site is a 24-storey commercial/residential building completed in 1992. The Ground and First Floors of the building are designed for commercial uses whilst the podium is planned for playground. The remaining upper floors are used as residential flats. The total gross floor area of the building is approximately 3,161.28 sq m (34,028 sq ft). Inland Lot No. 5081 is held under a Government lease for a term of 75 years commencing from 8 November 1937 renewable for a further term of 75 years. The total annual rent payable for the subject sections of the lot is HK$85.	Except residential units A on Ninth, Fourteenth, Sixteenth and Twenty-second Floors and units B on Eleventh, Fifteenth and Seventeenth Floors as well as the whole of Sixth, Eighth, Tenth, Eighteenth, Nineteenth, Twentieth and Twenty-first Floors are occupied by the Group as staff quarters, the majority of the remainder of the property is let under various tenancies for terms of two years with the latest expiring in February 2004 at a total monthly rent of approximately HK$44,100 inclusive of rates and management fees.	HK$103,000,000 100% interest attributable to the Group: HK$103,000,000

Notes:

(1) The registered owner of the property is Po Hay Enterprises Limited, a wholly-owned subsidiary of the Group.

(2) According to North Point Outline Zoning Plan No. S/H8/16 dated 19 April 2002, the property lies within an area zoned for "Commercial/Residential" uses.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$ 38,400,000
Investment portion	: HK$ 64,600,000
Total	: HK$103,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
B2	The China and South Sea Bank Building, 22-26 Bonham Strand, Sheung Wan, Hong Kong The Remaining Portion of Inland Lot No. 7667	The property comprises a rectangular level site with an area of approximately 344.39 sq m (3,707 sq ft). Currently standing on the site is a 24-storey commercial/office building completed in about 1984. The Lower Ground Floor, Ground Floor and First Floor of the building are used as a bank whilst the Ninth Floor is the mechanical floor. The remaining floors are planned for office uses. The total gross floor area of the building is approximately 5,383.50 sq m (57,948 sq ft). Inland Lot No. 7667 is held under Conditions of Exchange No. 6383 for a term of 999 years commencing from 26 June 1843. The annual rent payable for the lot is HK$74.	The whole of Lower Ground Floor, Ground Floor and First Floor of the property are occupied by the Group as a retail branch. The remainder of the property is let under various tenancies with the latest expiring in March 2004 at a total monthly rent of approximately HK$308,658 exclusive of rates and management fees.	HK$106,000,000 100% interest attributable to the Group: HK$106,000,000

Notes:

(1) The registered owner of the property is Chung Chiat Company Limited, a wholly-owned subsidiary of the Group.

(2) According to Sai Ying Pun and Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001, the property lies within an area zoned for "Commercial/Residential" uses.

(3) We have been advised that a portion of the property is not being used in accordance with the permitted users.

(4) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$ 40,000,000
Investment portion	:	HK$ 66,000,000
Total	:	HK$106,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
B3	Kincheng Commercial Centre, 412-420 Castle Peak Road, Cheung Sha Wan, Kowloon The Remaining Portions of Section D, E, F, H and I of New Kowloon Inland Lot No. 420	The property comprises a rectangular level site with an area of approximately 489.59 sq m (5,270 sq ft). Currently standing of the site is a 26-storey commercial/office building completed in about 1984. The Ground Floor of the building is used as a bank whilst the upper floors are planned for office uses. The total gross floor area of the building is approximately 7,865.01 sq m (84,659 sq ft). New Kowloon Inland Lot No. 420 is held under a Government lease for a term expiring on 30 June 2047. The annual rent payable for the lot is 3% of the ratable value for the time being of the lot.	A portion of the property is occupied by the Group as a retail branch. The remainder of the property is vacant or let under various tenancies with the latest expiring in February 2004 at a total monthly rent of approximately HK$339,835 exclusive of rates and management fees.	HK$119,000,000 100% interest attributable to the Group: HK$119,000,000

Notes:

(1) The registered owner of the property is Kincheng Investments and Developments (H.K.) Limited, a wholly-owned subsidiary of the Group.

(2) According to Cheung Sha Wan Outline Zoning Plan No. S/H5/22 dated 22 February 2002, the property lies within an area zoned for "Residential (Group A)" uses.

(3) A portion of the property held by Presluck Limited (now known as Kincheng Investments & Developments (H.K.) Limited), a wholly-owned subsidiary of the Group, is subject to a mortgage and a further legal charge to secure general banking facilities both in favour of Kincheng Banking Corporation.

(4) We have been advised that the property is suspected to have unauthorized building works and a portion thereof is not being used in accordance with the permitted users.

(5) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$ 14,000,000
Investment portion	: HK$105,000,000
Total	: HK$119,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
B4	The Kwangtung Provincial Bank Building, 409, 411, 413 & 415 Hennessy Road, Wan Chai, Hong Kong The Remaining Portion of Sub-Section 2 of Section E, The Remaining Portion of Section E, The Remaining Portion of Section B and The Remaining Portion of Sub-Section 1 of Section B of Inland Lot No. 2617	The property comprises a rectangular site with an area of approximately 340.38 sq m (3,664 sq ft). Currently standing on the site is a 24-storey commercial/office building completed in 1983. The Basement and Ground Floors of the building are planned as a bank. The Fourth Floor is the mechanical floor and the remaining upper floors are planned as offices. The total saleable area of the building is approximately 4,238.57 sq m (45,624 sq ft). Inland Lot No. 2617 is held under a Government lease for a term of 99 years commencing from 1 December 1928 renewable for a further term of 99 years. The annual rent payable for the subject sections of the lot is HK$68.39.	The whole of Basement and Ground Floor of the property are occupied by the Group as a retail branch and ancillary offices. The remainder of the property is mostly let under various tenancies with the latest expiring in March 2004 at a total monthly rent of approximately HK$397,000 exclusive of rates and management fees.	HK$131,000,000 100% interest attributable to the Group: HK$131,000,000

Notes:

(1) The registered owner of the property is The Kwangtung Provincial Bank. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Wan Chai Outline Zoning Plan No. S/H5/20 dated 19 April 2002, the property lies within an area zoned for "Commercial/Residential" uses.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$ 48,000,000
Investment portion	:	HK$ 83,000,000
Total	:	HK$131,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
B5	Sin Hua Bank Building, 198-200 Cheung Sha Wan Road, Sham Shui Po, Kowloon The Remaining Portions of New Kowloon Inland Lot No. 1082, 2133 and 2134	The property comprises a rectangular level site with an area of approximately 682.83 sq m (7,350 sq ft). Currently standing on the site is a 13-storey commercial/office/residential composite building completed in about 1975. The Ground Floor of the building is used as a bank, the First and Second Floors as office whilst the upper floors are planned for residential uses. The total gross floor area of the building is approximately 5,803.60 sq m (62,470 sq ft). New Kowloon Inland Lots Nos. 1082, 2133 and 2134 are each held under a Government lease for a term expiring on 30 June 2047. The total annual rent payable for the lots is 3% of the ratable value for the time being of the lots.	A portion of the property is occupied by the Group as a retail branch and staff quarters. The remainder of the property is vacant or let under various tenancies with the latest expiring in February 2004 at a total monthly rent of approximately HK$840,386 exclusive of rates and management fees.	HK$159,000,000 100% interest attributable to the Group: HK$159,000,000

Notes:

(1) The registered owner of the property is Sin Chiao Enterprises Corporation, Limited, a wholly-owned subsidiary of the Group.

(2) The property is subject to an order no. C/CP/7676/00/K under s.24(1) of the Buildings Ordinance by the Building Authority.

(3) We have been advised that a portion of the property is not being used in accordance with the permitted users.

(4) According to Cheung Sha Wan Outline Zoning Plan No. S/H5/22 dated 22 February 2002, the property lies within an area zoned for "Residential (Group A)" uses.

(5) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$ 60,000,000
Investment portion	:	HK$ 99,000,000
Total	:	HK$159,000,000

Our Ref	Property	Description	Particulars of occupancy	Capital value in existing state as at 30 April 2002
B6	Two properties in Hong Kong	The properties comprise 1 commercial/office building and 1 residential building together with 16 carparking spaces, built between 1950s and 1981, situated in the territory of Hong Kong. The total floor areas of the properties held by the Group for investment in their respective uses category are summarized as follows:	The properties are let under various tenancies for various terms with the latest expiry date in May 2005 at a total monthly rent of approximately HK$264,600 mostly exclusive of rates and management fees.	HK$83,200,000 100% interest attributable to the Group: HK$83,200,000

Use	Total Floor Area sq m	Total Floor Area sq ft
Shops	158.49	1,706
Offices	272.58	2,934
Residential flats	1,174.28	12,640
Total	1,605.35	17,280

The properties also comprise ancillary areas of approximately 190.08 sq m (2,046 sq ft).

Notes:

(1) All the properties are owned by the Group.

(2) We have been advised that the Government Grant of 111-113 Castle Peak Road, Yuen Long is incomplete and further proofs are required to confirm the permitted users.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion	:	HK$ 15,000,000
Investment portion	:	HK$ 68,200,000
Total	:	HK$ 83,200,000

Group C — Wholly-owned properties primarily held and occupied by the Group in the PRC

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
C1	Block No. 707 Pengji Industrial Zone Liantong Luohu District Shenzhen Guangdong Province The PRC	The property comprises a 6-storey industrial building completed in 1994 with a total gross floor area of approximately 13,357.68 sq m (143,782 sq ft). The land use right of the property is held for a term of 50 years commencing from 25 February 1992 for industrial/storage uses.	The property is occupied by the Group as warehouse.	HK$21,800,000 100% interest attributable to the Group: HK$21,800,000

Notes:

(1) Pursuant to 6 Realty Title Certificates Nos. 4203229, 4203231 and 4203233 to 4203236 all dated 10 November 1995 issued by the People's Government of Shenzhen, the title to the property with a total gross floor area of 13,357.68 sq m is held by 深銀倉儲(深圳)有限公司 (Shenyin Storage (Shenzhen) Co., Ltd) for a land use right term of 50 years commencing from 25 February 1992 for industrial/storage uses. Shenyin Storage (Shenzhen) Co., Ltd. is a wholly-owned subsidiary of the Group.

(2) We have been provided with legal opinion on the title to the property issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the property according to the uses as stated in the title document within the land use right term.

(ii) The Group can lease, mortgage or transfer the property according to the law within the land use right term and no premium is payable.

(iii) The property is free from any mortgage or encumbrances.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
C2	Block No. 708 Pengji Industrial Zone Liantong Luohu District Shenzhen Guangdong Province The PRC	The property comprises a 6-storey industrial building completed in 1994 with a total gross floor area of approximately 8,611.86 sq m (92,698 sq ft). The land use right of the property is held for a term of 50 years commencing from 25 February 1992 for industrial/storage uses.	The property is occupied by the Group as warehouse.	HK$13,900,000 100% interest attributable to the Group: HK$13,900,000

Notes:

(1) According to 6 Realty Title Certificate Nos. 4205553 to 4205558 all dated 29 December 1995 issued by the People's Government of Shenzhen, the title to the property with a total gross floor area of 8,611.86 sq. m. is held by 深銀倉儲(深圳)有限公司 (Shenyin Storage (Shenzhen) Co., Ltd.) for a land use right term of 50 years commencing from 25 February 1992 for industrial/ storage uses. Shenyin Storage (Shenzhen) Co., Ltd. is a wholly-owned subsidiary of the Group.

(2) We have been provided with legal opinion on the title to the property issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the property according to the uses as stated in the title document within the land use right term.

(ii) The Group can lease, mortgage or transfer the property according to the law within the land use right term and no premium is payable.

(iii) The property is free from any mortgage or encumbrances.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
C3	An office building Honghu Road Luohu District Shenzhen Guangdong Province The PRC	The property comprises a 6-storey composite building erected upon a site with a site area of approximately 1,624.00 sq m (17,481 sq ft) completed in 1987. The total gross floor area of the property is approximately 3,710.30 sq m (39,938 sq ft). The land use right of the property is held for a term of 30 years commencing from 1 January 1982 to 31 December 2011 for warehouse uses.	The property is occupied by the Group as warehouse.	HK$5,940,000 100% interest attributable to the Group: HK$5,940,000

Notes:

(1) According to a Realty Title Certificate No. 0004565 dated 7 May 1990 issued by Shenzhen Real Estate Registration Bureau, the property with a site area of approximately 1,624.00 sq. m. and a total gross floor area of approximately 3,710.30 sq. m. is held by 中銀電腦（深圳）軟件開發中心 (Bank of China Computer Software Centre Shenzhen) for a land use right term of 30 years commencing from 1 January 1982 to 31 December 2011 for warehouse uses. Bank of China Computer Software Centre Shenzhen is a wholly-owned subsidiary of the Group.

(2) We have been provided with legal opinion on the title to the property issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the property according to the uses as stated in the title document within the land use right term.

(ii) The Group can lease, mortgage or transfer the property according to the law within the land use right term and no premium is payable.

(iii) The property is free from any mortgage or encumbrances.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
C4	Villa No. 6 Mingshi Yu Yuen Xiamen Fujian Province The PRC	The property comprises a 3-storey villa with a gross floor area of approximately 461.19 sq m (4,964 sq ft) completed in 1994. The land use right of the property is held for a term of 50 years commencing from 10 August 1989 and expiring on 9 August 2039 for residential uses.	The property is occupied by the Group as staff quarters.	HK$1,860,000 70.49% interest attributable to the Group: HK$1,311,114

Notes:

(1) According to the Realty Title Certificate No. 00007367 dated 15 December 1997 issued by Xiamen Land and Building Administration Bureau, the title to the property with a gross floor area of 461.19 sq. m. is held by Chiyu Banking Corporation Ltd., Xiamen Branch for a land use right term of 50 years commencing from 10 August 1989 and expiring on 9 August 2039 for residential uses. Chiyu Banking Corporation Ltd., Xiamen Branch is a 70.49% owned subsidiary of the Group.

(2) We have been provided with legal opinion on the title to the property issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the property according to the uses as stated in the title document within the land use right term.

(ii) The Group can lease, mortgage or transfer the property according to the law within the land use right term and no premium is payable.

(iii) The property is free from any mortgage or encumbrances.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
C5	Villa No. A9 Junyue Villa Tongpang Road Gulou District Fuzhou Fujian Province The PRC	The property comprises a 3-storey villa with a gross floor area of approximately 498.69 sq m (5,368 sq ft) completed in 1999. The land use right of the property is held for an unspecified term.	The property is vacant.	HK$3,000,000 70.49% interest attributable to the Group: HK$2,114,700

Notes:

(1) According to the Building Ownership Certificate No. 0137847 issued by Fuzhou Real Estate Administration Bureau on 12 November 2001, the ownership of the property is held by Chiyu Banking Corporation Limited, Fuzhou Branch, a 70.49% owned subsidiary of the Group.

(2) According to the Pre-sale Contract for Commodity Housing No. 950530 entered into between Yunsheng (Fujian) Real Estate Company Limited (Party A) and Chiyu Banking Corporation Limited, Fuzhou Branch (Party B), Party A agreed to pre-sell the property to Party B.

(3) We have been provided with legal opinion on the title to the property issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the property according to the uses as stated in the title document within the land use right term.

(ii) The Group can lease, mortgage or transfer the property according to the law within the land use right term and no premium is payable.

(iii) The property is free from any mortgage or encumbrances.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
C6	Villa No. 4 Lane H of Mudan Village Yijing Garden Yijing Road Luohu District Shenzhen Guangdong Province The PRC	The property comprises a 2-storey villas with a gross floor area of approximately 163.52 sq m (1,760 sq ft) completed in 1984. The land use right of the property is held for a term of 50 years commencing from 8 June 1982 and expiring on 7 June 2032 for residential uses.	The property is occupied by the Group as staff quarters.	HK$1,200,000 100% interest attributable to the Group: HK$1,200,000

Notes:

(1) According to a Realty Title Certificate No. 2000074978 dated 24 August 2001 issued by the People's Government of Shenzhen, the title to the property with a gross floor area of 163.52 sq. m. is held by Nanyang Commercial Bank Ltd., Shenzhen Branch, a wholly-owned subsidiary of the Group.

(2) We have been provided with legal opinion on the title to the property issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the property according to the uses as stated in the title document within the land use right term.

(ii) The Group can lease, mortgage or transfer the property according to the law within the land use right term and no premium is payable.

(iii) The property is free from any mortgage or encumbrances.

Group D — Strata-title properties primarily held and occupied by the Group in Hong Kong

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D1	Whole of Basement Shops Nos. 2 and 3 on Ground Floor, President Commercial Centre, 608 Nathan Road, Mong Kok, Kowloon 36/320th shares of and in The Remaining Portions of Kowloon Inland Lots Nos. 7061, 7062 and 7063	President Commercial Centre is a 22-storey commercial/office building completed in about 1975. The property comprises three shop units on the Basement and Ground Floor of the building with a total saleable area of approximately 763.66 sq m (8,220 sq ft). Kowloon Inland Lots Nos. 7061, 7062 and 7063 are each held under a Government lease for a term of 75 years commencing from 28 January 1907 renewable for a further term of 75 years. The annual rent payable for the property is HK$47,880.	The property is occupied by the Group as a retail branch.	HK$106,000,000 100% interest attributable to the Group: HK$106,000,000

Notes:

(1) The registered owner of the property is Bank of China Hong Kong Branch. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Mong Kok Outline Zoning Plan No. S/K3/16 dated 16 February 2001, the property lies within an area zoned for "Commercial" uses.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D2	Flats A, B, C, D, E and F on 6th to 17th Floors of Tower 2, Private Car Parking Space Nos. 99 to 106 on 4th Floor, Sherwood Court, 12-20 Kwai Sing Lane, Happy Valley, Hong Kong 4,920/20,098th shares of and in Inland Lot No. 8601	Sherwood Court is a private residential development comprising two residential towers over a 6-level podium of entrance foyer, community centre and carparking spaces completed in about 1989. The property comprises 72 residential units in Tower 2 and 8 car parking spaces within the podium. The total gross floor area of the property is approximately 4,836.12 sq m (52,056 sq ft). Inland Lot No. 8601 is held under Conditions of Sale No. 11793 for a term of 75 years commencing from 26 April 1985 renewable for a further term of 75 years. The annual rent payable for the lot is HK$1,000.	The property is partly occupied by the Group as staff quarters and partly vacant.	HK$205,000,000 100% interest attributable to the Group: HK$205,000,000

Notes:

(1) The registered owner of the property is Bank of China Hong Kong Branch. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Wong Nai Chung Outline Zoning Plan No. S/H7/9 dated 19 October 2001, the property lies within an area zoned for "Government, Institution or Community" purposes.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D3	The Whole of Ground, 1st, 2nd, 7th, 8th, 9th, 10th and 20th Floors, South China Building, 1 Wyndham Street, Central, Hong Kong 130/300th shares of and in Sections K and L of Inland Lot No. 80	South China Building is a 23-storey commercial/office building completed in about 1973. The property comprises the whole of Ground, First, Second, Seventh, Eighth, Ninth, Tenth and Twentieth Floors of the building. The Ground Floor of the building is used as a bank whilst the upper floors are planned for office uses. The total saleable area of the building is approximately 2931.62 sq m (31,556 sq ft). Inland Lot No. 80 is held under a Government lease for a term of 999 years commencing from 26 June 1843. The annual rent payable for the lot is HK$107.47.	Ground Floor and Unit B on First Floor are occupied by the Group as a retail branch and office. The remainder of the property is vacant.	HK$182,000,000 100% interest attributable to the Group: HK$182,000,000

Notes:

(1) The registered owner of the property is The National Commercial Bank Limited. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Central District Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) We have been advised that Seventh Floor of the property is subject to title defect in respect of the omission of board minutes or other proofs in relation to execution of title documents by corporations.

(4) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$171,000,000
Investment portion	: HK$ 11,000,000
Total	: HK$182,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D4	Shops Nos. 4, 5 and 6 on Ground Floor, Shops Nos. 2 to 6 on Lower Ground Floor, Yue Man Building, 389-399 Kwun Tong Road, 14-24 Yue Man Square, Kwun Tong, Kowloon, Hong Kong 38/216th shares of and in Kwun Tong Inland Lot No. 198	Yue Man Building is an 8-storey composite building completed in about 1964. The property comprises 3 shop units on Ground Floor and 5 shop units on Lower Ground Floor of the building with a total saleable area of approximately 654.31 sq m (7,042.99 sq ft). Kwun Tong Inland Lot No. 198 is held under Conditions of Sale No. 7032 for a term expiring on 30 June 2047. The annual rent payable for the lot is 3% of the rateable value for the time being of the lot.	The property is occupied by the Group as a retail branch.	HK$100,000,000 100% interest attributable to the Group: HK$100,000,000

Notes:

(1) The registered owner of the property is The National Commercial Bank Limited. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to The Kwun Tong (South) Outline Zoning Plan No. S/K14S/9 dated 19 October 2001, the property lies within an area zoned for "Residential (Group A)" uses.

(3) The property is subject to Orders Nos. D97/K/99, C/CP/70412/01/K and C/CP/71162/01/K under s.24(1) of the Buildings Ordinance by the Building Authority.

(4) The property is subject to Directions Nos. BD FS 030/01, FSD 183/2001 and FSD 184/2001 all dated 27 April 2001 and FSD 828/00 issued by the Buildings Department/Fire Services Department.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D5	The Whole of Basement, Shops B, C1 to C3, D1 to D12, D14 to D15, Y1 and Y2 on Ground Floor, the whole of 1st, 2nd and 20th Floors, Wing On House, 71 Des Voeux Road Central, Central, Hong Kong 11,708/42,700th shares of and in Section A and The Remaining Portion of Marine Lot No. 381	Wing On House is a 32-storey commercial/office building completed in about 1967. The property comprises the whole of Basement, various shop units on the Ground Floor, the whole of First, Second and Twentieth Floors of the building. The total saleable area of the property is approximately 5,274.53 sq. m (56,775 sq ft). Marine Lot No. 381 is held under a Government lease for a term of 999 years commencing from 15 August 1903. The annual rent payable for the subject sections of the lot is HK$298.	The Twentieth Floor is let under a tenancy for a term of three years expiring in April 2005 at a monthly rent of approximately HK$155,000 exclusive of rates and management fees. The remainder of the property is occupied by the Group as a retail branch and offices or vacant.	HK$330,000,000 100% interest attributable to the Group: HK$330,000,000

Notes:

(1) The registered owner of the property is Po Sang Bank Limited (now known as Bank of China (Hong Kong) Limited).

(2) According to Central District Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion:		HK$295,600,000
Investment portion	:	HK$34,400,000
Total	:	HK$330,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D6	Shops 1-4 on Ground Floor and the External Walls of such Shops, the Offices on 1st, 2nd and 3rd Floors and the Lavatories on 1st, 2nd and 3rd Floors and the External Walls of such Offices, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Central Hong Kong 47,793,000/ 133,900,000th shares of and in The Remaining Portions of Inland Lots Nos. 1864, 1865 and 1866, The Remaining Portions of Inland Lots Nos. 1556 and 1557 and The Remaining Portions of Sections A of Inland Lots Nos. 1556 and 1557	Tung Hip Commercial Building is a 27-storey commercial/office building (excluding platform level, mechanical level, interchange level and concourse level) completed in about 1987. The property comprises 4 shop units on Ground Floor and the External Walls of such shops, 3 office units and the lavatories from First to Third Floors and the External Walls of such offices. The total saleable area of the property is approximately 2,172.33 sq m (23,383 sq ft). Inland Lots Nos. 1864, 1865, 1866, 1556 and 1557 are each held under a Government lease for a term of 999 years commencing from 26 December 1866. The total annual rent payable for the lots is HK$154.	Portion of the property is occupied by the Group as a retail branch. The remainder of the property is vacant.	HK$108,000,000 100% interest attributable to the Group: HK$108,000,000

Notes:

(1) The registered owner of the property is Yien Yieh Commercial Bank Limited. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Sai Ying Pun and Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001, the property lies within an area zoned for "Commercial/Residential" uses.

(3) We have been advised that the property is suspected to have unauthorized building works.

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D7	Flats A-D on 2nd-27th Floors and Roofs, Common Areas and Easements, Rights and Privileges reserved unto the Registered Owner, Ever Rise Mansion, 63 Bonham Road, Mid-Levels, Hong Kong 23,264/28,000th shares of and in The Remaining Portion of Inland Lot No. 694	Ever Rise Mansion is a 26-storey residential tower over a 3 level podium of entrance foyer, shops and landscaped garden completed in about 1994. The property comprises the whole 104 units of the residential tower and ancillary accommodation and rights. The total saleable area of the property is approximately 3,995.17 sq m (43,004 sq ft). The property also comprises roof area of approximately 115.11 sq m (1,239 sq ft). Inland Lot No. 694 is held under a Government lease for a term of 999 years commencing from 25 June 1861. The annual rent payable for the subject section of the lot is HK$24.66.	The property is vacant.	HK$205,000,000 97.52% interest attributable to the Group: HK$199,916,000

Notes:

(1) The registered owner of the property is Eversound Investments Limited, a 97.52% owned subsidiary of the Group.

(2) According to Sai Ying Pun & Sheung Wan Outline Zoning Plan No. S/H3/15 dated 27 July 2001 the property lies within an area zoned for "Residential (Group A)" purposes.

Our Ref	Property	Description	Particulars of occupancy	Capital value in existing state as at 30 April 2002
D8	330 properties in Hong Kong	The properties comprise 607 shops, 68 offices, 227 residential flats and 18 workshops together with 43 carparking spaces, built between 1954 and 1998, situated in the territory of Hong Kong. The total floor area of properties held and occupied by the Group in their respective uses category are summarized as follows:	Majority of the properties are occupied by the Group as retail branches, offices, staff quarters, stores and carparking spaces. The remaining properties are let under various tenancies for various terms with the latest expiry date in December 2003 at a total monthly rent of approximately HK$224,300 mostly exclusive of rates and management fees.	HK$5,786,360,000 Interest attributable to the Group: HK$5,719,198,191

Use	Total Floor Area sq m	sq ft
Shops	87,847.98	945,596
Offices	3,967.76	42,709
Workshop	1,967.21	21,175
Residential flats	13,636.85	146,787
Total	107,419.80	1,156,267

The properties also comprise ancillary areas of approximately 4,215.16 sq m (45,372 sq ft).

Notes:

(1) All the properties are owned by the Group.

(2) Two properties occupied by the Group are let to related parties with the latest expiring in June 2004 at a total monthly rent of approximately HK$146,000 exclusive of rates and management fees.

(3) Three properties are subject to legal charges in favour of Hua Chiao Commercial Bank Limited, one property is subject to a mortgage in favour of Chiyu Banking Corporation Limited and one property is subject to a mortgage in favour of Nanyang Commercial Bank Limited.

(4) Various properties are subject to various Building Orders issued by the Building Authority.

(5) Various properties are subject to various directions issued by the Buildings Department/Fire Services Department.

(6) We have been advised that various properties are subject to title defects in respect of the omission of board minutes or other proofs in relation to execution of title documents by corporations; illegible/incomplete Government grants; discrepancy in property descriptions/particulars etc.; and certain properties are suspected to have unauthorized building works or are not being used in accordance with the permitted users.

(7) Basement, Shops D and E on Ground Floor, Tung Hing Building, 129-135 Johnston Road, 1 and 1A O'Brien Road, Wan Chai, Hong Kong was sold on 31 May 2002 for the purchase price of HK$48,000,000.

(8) Shops Nos. 9 and 10 on Ground Floor of Honour Building, 78-80W To Kwa Wan Road, To Kwa Wan, Kowloon was sold on 31 May 2002 for the purchase price of HK$4,400,000.

(9) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$5,758,460,000
Investment portion	: HK$ 27,900,000
Total	: HK$5,786,360,000

(10) The breakdown of interest attributable to the Group is as follows:

Owner-occupied portion	: HK$5,691,711,331
Investment portion	: HK$ 27,486,860
Total	: HK$5,719,198,191

Group E — Strata-title properties primarily held by the Group for investment in Hong Kong

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
E1	Shop B on Basement, Shops W and X on Ground Floor, the whole of 1st, 2nd, 3rd, 11th, 14th, 18th and 19th Floors, Euro Trade Centre, 13-14 Connaught Road Central, 21-23 Des Voeux Road Central, Central, Hong Kong 2,339/5,675th shares of and in Marine Lot No. 366	Euro Trade Centre is a 24-storey commercial/ office building completed in about 1982. The property comprises Shop B on Basement, Shops W and X on Ground Floor, the whole of First, Second, Third, Eleventh, Fourteenth, Eighteenth and Nineteenth Floors of the building. Shops W and X on Ground Floor and First to Third Floors of the building are used as a bank whilst the upper floors are planned for office uses. The total saleable area of the property is approximately 3,984.86 sq m (42,893 sq ft). Marine Lot No. 366 is held under a Government lease for a term of 999 years commencing from 30 January 1900. The annual rent payable for the lot is HK$166.	Shop B on Basement, Shops W and X on Ground Floor and First Floor are occupied by the Group as a retail branch and office. The remainder of the property is vacant.	HK$300,000,000 100% interest attributable to the Group: HK$300,000,000

Notes:

(1) The registered owner of the property is The Kwangtung Provincial Bank. The property is vested in and is deemed to have been registered in the name of Bank of China (Hong Kong) Limited under and by virtue of the Bank of China (Hong Kong) Limited (Merger) Ordinance (Chapter 1167, Laws of Hong Kong).

(2) According to Central District Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) We have been advised that Shop B on Basement and Shop X on Ground Floor of the property are subject to title defects in respect of the omission of board minutes or other proofs in relation to execution of title documents by corporations.

(4) We have been advised that the property is suspected to have unauthorized building works.

(5) The breakdown of our valuation is as follows:-

Owner-occupied portion	: HK$111,300,000
Investment portion	: HK$188,700,000
Total	: HK$300,000,000

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
E2	Shop Nos. 1 & 2 on Ground Floor, Shop Nos. 1-6 on Upper Ground Floor, Whole Floor of 1st to 3rd Floors, Office Nos. 1 & 2 on 4th Floor and Flat Roof, Whole Floor of 5th Floor, Office No. 1 on 6th Floor, Whole Floor of 8th Floor, Office Nos. 1-2 on 17th Floor and Flat Roof, Office Nos. 1-2 on 19th to 20th Floors, the Pent-House, Main Roof and External Wall, Sin Hua Bank Building, 5-11 Wyndham Street, 2-8 Wellington Street, Central, Hong Kong 204/300th shares of and in Inland Lot No. 4774, Inland Lot No. 4773 and Extension, The Remaining Portions of Inland Lots Nos. 4770, 4771, 4772, 4775, 4777 and 4778	Sin Hua Bank Building is a 22-storey commercial/office building completed in 1983. The Ground, Upper Ground, First to Fourth Floors of the building are planned for banking office purposes whilst the Fifth to Twentieth Floors are planned for office purposes. The property comprises various shops on Ground and Upper Ground Floors, commercial units on First to Third Floors, various offices on upper floors and ancillary accommodation of the building. The total saleable area of the property is approximately 2,933.95 sq m (31,581 sq ft). The property also comprises flat roofs with a total area of approximately 223.89 sq m (2,410 sq ft). Inland Lots Nos. 4770, 4771, 4772, 4773, 4774, 4775, 4777 and 4778 are each held under a Government lease for a term of 999 years commencing from 22 January 1844. The total annual rent payable for the lots is HK$78.	Portions of the property are let under various tenancies with the latest expiring in May 2005 at a total monthly rent of approximately HK$348,239 mostly exclusive of rates and management fees. The remainder of the property is vacant.	HK$146,000,000 100% interest attributable to the Group: HK$146,000,000

Notes:

(1) The registered owner of the property is Sin Chiao Enterprises Corporation, Limited, a wholly-owned subsidiary of the Group.

(2) According to Central District Outline Zoning Plan No. S/H4/11 dated 22 February 2002, the property lies within an area zoned for "Commercial" uses.

(3) We have been advised that a portion of the property is not being used in accordance with the permitted users.

Our Ref	Property	Description	Particulars of occupancy	Capital value in existing state as at 30 April 2002
E3	91 properties in Hong Kong	The properties comprise 87 shops, 129 offices, 55 residential flats and 3 workshops together with 13 carparking spaces, built between 1960 and 1997, situated in the territory of Hong Kong. The total floor areas of properties held by the Group for investment in their respective uses category are summarized as follows: (see table below) The properties also comprise ancillary areas of approximately 784.84 sq m (8,448 sq ft).	The properties are let under various tenancies for various terms with the latest expiry date in February 2005 at a total monthly rent of approximately HK$3,835,991 mostly exclusive of rates and management fees.	HK$829,950,000 Interest attributable to the Group: HK$828,917,150

Existing Use	Total Floor Area sq m	sq ft
Shops	7,914.81	85,195
Offices	12,914.90	139,016
Workshops	804.25	8,657
Residential Flats	2,833.70	30,502
Total	24,467.66	263,370

Notes:

(1) All the properties are owned by the Group.

(2) Two properties are subject to legal charges in favour of Hua Chiao Commercial Bank Limited.

(3) Various properties are subject to various Building Orders issued by the Building Authority.

(4) Various properties are subject to various directions issued by the Buildings Department/Fire Services Department.

(5) We have been advised that various properties are subject to title defects in respect of the omission of board minutes or other proofs in relation to execution of title documents by corporations; illegible/incomplete Government grants; discrepancy in property descriptions/particulars etc.; and certain properties are suspected to have unauthorized building works or are not being used in accordance with the permitted users.

(6) We have been advised that Eton Building, 288 Des Voeux Road Central, Sheung Wan, Hong Kong (the "Building"), is erected on certain adjoining lots respectively owned by Easy Fact Company Limited and Bank of China (Hong Kong) Limited. The Building was developed pursuant to a joint development agreement whereby subject to the entering into of a deed of exchange and a deed of mutual covenant, Bank of China (Hong Kong) Limited shall have exclusive right to the use and enjoyment and to all rents and profits of and in various units in the Building. The deed of exchange and the deed of mutual covenant are being approved by the Lands Department.

(7) Flat 1, 12th Floor, Kiu Fai Mansion, 413-423 King's Road, North Point, Hong Kong is subject to an agreement for sale and purchase dated 25 June 2002 entered into between Bank of China (Hong Kong) Limited as vendor and Lam Wing Fai James as purchaser. The purchase price is HK$1,480,000 and completion of the transaction is scheduled on 9 August 2002.

(8) Parking Space No. 1, Lower Basement, Bayview Mansion, 54 MacDonnell Road, Mid-Levels, Hong Kong is subject to an agreement for sale and purchase dated 7 June 2002 entered into between Bank of China (Hong Kong) Limited as vendor and Tong Wai Ching as purchaser. The purchase price is HK$365,000 and completion of the transaction is scheduled on 23 September 2002.

(9) The breakdown of valuation is as follows:

Owner-occupied portion	: HK$ 18,000,000
Investment portion	: HK$811,950,000
Total	: HK$829,950,000

(10) The breakdown of interest attributable to the Group is as follows:

Owner-occupied portion	: HK$ 18,000,000
Investment portion	: HK$810,917,150
Total	: HK$828,917,150

Group F — Strata-title properties primarily held and occupied by the Group in the PRC

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
F1	28 properties in the PRC	The properties comprise various shops, offices, residential flats, car parking spaces and workshops, built between the 1980's and 1990's, situated in the PRC. The total floor areas of the properties in their respective uses category are summarized as follows:	Majority of the properties are occupied by the Group as retail branches, offices, car parking spaces and staff quarters. The remaining properties are vacant.	HK$207,411,000 Interest attributable to the Group: HK$205,705,322

Existing Use	Total Floor Area sq m	sq ft
Shops	4,269.45	45,956
Offices	6,476.66	69,715
Workshops	6,801.37	73,210
Residential flats	9,275.09	99,837
Total	26,822.57	288,718

The land use rights of the properties are held for respective terms for commercial, industrial and residential uses.

Notes:

(1) All the properties are beneficially owned by the Group.

(2) We have been provided with legal opinion on the titles to the properties issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the properties according to the uses as stated in the title document within the land use right term.

(ii) In relation to those properties which are owned by the Group and in respect of which no perfection formalities are required, the Group can lease, mortgage or transfer the properties according to the law within the land use right term and no premium is payable.

(iii) In relation to those properties which are owned by the Group and in respect of which perfection formalities have not been completed, subject to completion of the same (for which there is no legal impediment), the Group can lease, mortgage or transfer the properties according to the law within the land use right term and no premium is payable.

(iv) The properties are free from any mortgage or encumbrances.

Group G — Strata-title properties primarily held by the Group for investment in the PRC

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
G1	5 properties in the PRC	The properties comprise various shops, offices and workshops, built between the 1980's and 1990's, situated in the PRC. The total floor areas of the properties in their respective uses category are summarized as follows:- Total Floor Area Existing Use / sq m / sq ft Shops 1,928.04 20,753 Offices 7,873.16 84,747 Workshops 2,893.28 31,143 Total 12,694.48 136,643 The land use rights of the properties are held for respective terms for commercial, residential and industrial uses.	The properties are let under various tenancies for various terms with the latest expiry date in November 2005 at a total monthly rent of approximately HK$346,993 mostly exclusive of management fees.	HK$118,490,000 Interest attributable to the Group: HK$117,117,785

Existing Use	Total Floor Area sq m	Total Floor Area sq ft
Shops	1,928.04	20,753
Offices	7,873.16	84,747
Workshops	2,893.28	31,143
Total	12,694.48	136,643

Notes:

(1) All the properties are beneficially owned by the Group.

(2) We have been provided with legal opinion on the titles to the properties issued by the Group's PRC legal advisers, which contains, inter alia, the following information:

(i) The Group can occupy the properties according to the uses as stated in the title document within the land use right term.

(ii) In relation to those properties which are owned by the Group and in respect of which no perfection formalities are required, the Group can lease, mortgage or transfer the properties according to the law within the land use right term and no premium is payable.

(iii) In relation to those properties which are owned by the Group and in respect of which perfection formalities have not been completed, subject to completion of the same (for which there is no legal impediment), the Group can lease, mortgage or transfer the properties according to the law within the land use right term and no premium is payable.

(iv) The properties are free from any mortgage or encumbrances.

(3) The breakdown of our valuation is as follows:

Owner-occupied portion	: HK$ 3,692,000
Investment portion	: HK$114,798,000
Total	: HK$118,490,000

(4) The breakdown of interest attributable to the Group is as follows:

Owner-occupied portion	: HK$ 2,602,491
Investment portion	: HK$114,515,294
Total	: HK$117,117,785

Group H — Strata-title properties primarily held by the Group for investment in Macau

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
H1	Flats O, P, Q, R, S and T on Ground Floor, Flats Q, R, S, T, U, V, W, and X on 1st to 4th Floors, Flats V and X on 8th Floors and 14 Carparking Spaces of Block 3 of San Vu San Chong, 2-26 Estrada Coronel Nicolau De Mesquita and 28 to 110C Beco de Pérola,Taipa, Macau	San Vu San Chong is a commercial/residential composite development comprising three 11-storey residential buildings surmounting a 5-level carparking/commercial podium completed in about 1996. The property comprises 40 residential units with a total saleable area of approximately 3,456 sq m (37,205 sq ft). The property also comprises 14 private carparking spaces on carparking levels. The lot is held under freehold interest.	The property is vacant.	HK$15,300,000 100% interest attributable to the Group: HK$15,300,000

Note: The registered owner of the property is Sanicon Investment Limited, a wholly-owned subsidiary of the Group.

Group I — Properties held by the Group with defective title in the PRC

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
I1	13 properties in the PRC	The properties comprise two pieces of land, various shops, workshops, offices, car parking spaces and residential flats, built between the 1980's and 1990's, situated in the PRC. The total site area of the two pieces of land is approximately 9,000.86 sq m (96,885 sq ft). The total floor areas of the properties in their respective uses category are summarized as follows:	Portions of the properties are occupied by the Group as retail branches, offices, car parking spaces and staff quarters and one of the properties is let under a tenancy for a term expiring in January 2004 at a monthly rent of approximately HK$21,771 exclusive of management fees.	No commercial value

	Total Floor Area	
Existing Use	sq m	sq ft
Shops	894.00	9,623
Workshops	6,206.74	66,809
Offices	9,299.00	100,094
Residential flats	10,606.62	114,170
Total	27,006.36	290,696

Notes:

(1) All the properties are beneficially owned by the Group.

(2) According to the legal opinion on the titles to the properties issued by the Group's PRC legal advisers, due to insufficient title proofs, for instance, the lack of land use right certificates and/or building ownership certificates or real estate title certificates, the Group either cannot transfer, lease or mortgage the properties or may encounter legal obstacles in effecting the same.

Group J — Properties leased by the Group in Hong Kong

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
J1	147 properties in Hong Kong	The properties comprise 241 shops, 16 offices, 3 workshops and 2 residential flats, 7 storerooms together with 61 ATMs and 2 carparking spaces in various buildings and structures built between the 1960's and 2000's and situated in the territory of Hong Kong.	The properties are currently occupied by the Group as retail branches, offices, staff quarters, ATMs, stores, and carparking spaces.	No commercial value

The total floor areas of the properties leased by the Group in their respective uses category are summarised as follows:

	Total Floor Area	
Uses	sq m	sq ft
Shops	22,931.38	246,833
Offices	2,543.81	27,382
Workshops	902.57	9,715
Residential flats	176.14	1,896
Storerooms	256.33	2,759
Total	26,810.23	288,585

The properties also comprise ancillary areas with a total area of approximately 4.18 sq m (45 sq ft).

The properties are leased by the Group under various tenancies / licences / sub-lease mostly for terms of 2 to 6 years with the latest expiring in November 2005 at a total monthly rent / licence fees of approximately HK$18,400,000 and a total annual waiver fees of HK$1,080,000 mostly exclusive of rates and management fees.

Group K — Properties leased by the Group in the PRC

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
K1	13 properties in the PRC	The properties comprise 5 shops, 5 offices, a warehouse and 2 residential flats in various buildings and structures built between the 1980's and 2000's and situated in the PRC. The total floor areas of the properties leased by the Group in their respective uses category are summarized as follows:	The properties are occupied by the Group as retail branches, offices, warehouse and staff quarters.	No commercial value

Use	Total Floor Area sq m	sq ft
Shops	2,376.89	25,585
Offices	930.51	10,016
Warehouse	364.00	3,918
Residential flats	212.00	2,282
Total	3,883.40	41,801

The properties are leased by the Group under various tenancies mostly for terms of 2 to 3 years with the latest expiring in January 2008 at a total monthly rent of approximately HK$360,405 exclusive of management fees.

Note: Levels 1 and 2 of 6 Yunxiao Road, Qingdao, Shandong Province occupied by the Group is let from a related party for a term of 1 year commencing from 1 January 2002 at a monthly rent of approximately HK$31,746 exclusive of management fees.

Group L — Properties leased by the Group in Macau

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
L1	Two properties in Macau	The properties comprise one office and one residential flat in two developments built between 1996 to 1998 situated in Macau. The total floor area of the properties leased by the Group in their respective uses category are summarised as follows:	The properties are occupied by the Group as office and staff quarters.	No commercial value

Uses	Total Floor Area sq m	(sq ft)
Office	369.38	3,976
Residential flat	92.90	1,000
Total	462.28	4,976

The properties are leased by the Group under their respective tenancies both for terms of two years with the latest expiring in May 2004 at a monthly rent of approximately MOP25,844 for the office unit exclusive of management fees and HK$4,800 for the residential flat inclusive of rates and management fees.

Note: The landlord of the office unit leased by the Group is a related party of the Group.

Group M — Property leased by the Group in the United States of America

Our Ref	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 April 2002
M1	31st Floor, 50 California Street, San Francisco, California, the United States of America	The property comprises one office unit on the Thirty-first Floor of "50 California Street" situated in California of the United States of America. The lettable floor area of the property leased by the Group is approximately 506.50 sq m (5,452 sq ft). The property is leased by the Group under a tenancy for a term of 10 years expiring in May 2002 at a monthly rent of approximately US$12,721 exclusive of operating and tax expenses.	The property is occupied by the Group as office.	No commercial value

The existing Articles of Association were adopted on July 10, 2002. The following is a summary of certain provisions of the Articles of Association. A copy of the Articles of Association is available for inspection at the address specified in the section headed "Documents Available for Inspection" in Appendix VIII.

CHANGES IN CAPITAL

We may exercise any powers conferred or permitted by or not prohibited by or not inconsistent with the Companies Ordinance or any other ordinance from time to time to purchase or otherwise acquire our own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any of our shares or warrants and should we purchase or otherwise acquire our own shares or warrants, neither we nor the Board of Directors shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares, provided that in the case of purchases of redeemable shares (a) purchases not made through the market or by tender shall be limited to a maximum price and (b) if purchases are by tender, tenders shall be available to all shareholders alike and provided further that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force.

We may, from time to time, by ordinary resolution increase our authorised share capital by such sum divided into shares of such amounts as the resolution shall prescribe.

We may, from time to time, by ordinary resolution:

(a) sub-divide our shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, provided that in the sub-division of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as we have power to attach to unissued or new shares;

(b) divide our shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(c) consolidate and divide our share capital or any part thereof into shares of larger amount than our existing shares;

(d) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our authorised share capital by the amount of the shares so cancelled; or

(e) make provision for the issue and allotment of shares which do not carry any voting rights.

Save as provided by contract, the Companies Ordinance or the Articles of Association to the contrary, all unissued shares shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with the provisions of the Companies Ordinance.

We may by special resolution reduce our share capital and any capital redemption reserve fund, any share premium account or any other undistributable reserve in any manner allowed by law.

MODIFICATION OF RIGHTS

If, at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may, subject to the provisions of the Companies Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class. All the provisions contained in the Articles of Association relating to general meetings shall *mutatis mutandis* apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll.

TRANSFERS OF SHARES

All transfers of shares must be effected by an instrument of transfer in writing in the usual common form or in such other form as the Board of Directors may accept and may be under hand only or, if the transferor or transferee is a Clearing House (as defined in the Articles of Association) (or its nominee(s)), by hand or by machine imprinted signature or by such other manner of execution as the Board of Directors may approve from time to time. The instrument of transfer must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in our register of members in respect thereof. Every instrument of transfer must be lodged at our registered office for registration or at such other place the Board of Directors may appoint for such purpose. All instruments of transfer which are registered shall be retained by us.

The Board of Directors may, subject to the provisions of the Companies Ordinance, at any time in their absolute discretion and without assigning any reason therefor decline to register any transfer of any share (not being a fully paid up share).

The Board of Directors may also decline to register any transfer unless:

(a) the instrument of transfer is in respect of only one class of shares;

(b) in the case of a transfer to joint holders, the number of transferees does not exceed four;

(c) the shares concerned are free of any lien in our favour;

(d) the instrument of transfer is properly stamped;

(e) such other conditions as the Board of Directors may from time to time impose for the purpose of guarding against losses arising from forgery are satisfied;

(f) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Stock Exchange is paid to us in respect thereof; and

(g) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer.

If the Board of Directors refuses to register a transfer they will, within two months after the date on which the transfer was lodged with us, send to the transferor and transferee notice of the refusal.

No transfer may be made to an infant or to a person of unsound mind or under other legal disability.

VOTING AT GENERAL MEETINGS

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at a general meeting every shareholder who is present in person (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy is entitled, on a show of hands, to one vote only and, on a poll, to one vote for every share of which he is the holder. Votes may be given either personally or by proxy. A shareholder entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way. In the case of an equality of votes at any general meeting, whether on a show of hands or on a poll, the chairman of the meeting is entitled to a second or casting vote.

A shareholder, being a Clearing House (or its nominee(s)), may authorise such person or persons as it thinks fit to act as its proxy or proxies or representative or representatives at any general meeting of shareholders or at any meeting of any class of shareholders, provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised is entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if it were an individual shareholder and, on a show of hands, each such person is entitled to a separate vote.

QUALIFICATION OF DIRECTORS

A Director is not required to hold any qualification shares. No person is required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person is ineligible for appointment as a Director, by reason only of his having attained any particular age.

BORROWING POWERS

The Board of Directors may exercise all our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital. The Board of Directors may issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any of our debt, liability or obligation or the debt, liability or obligation of any third party. (Note: These provisions, in common with the Articles of Association in general, can be varied by a special resolution of the Company.)

DIRECTORS' REMUNERATION AND PENSIONS

The Directors are entitled to receive by way of remuneration for their services such sum as we may from time to time by ordinary resolution determine, which (unless otherwise directed by the resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board of Directors may agree, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a Director who holds any salaried employment or office with us except in the case of sums paid in respect of Directors' fees.

The Directors are also entitled to be repaid their reasonable travelling, hotel and other expenses incurred by them in or about the performance of their duties as Directors, including their expenses of travelling to and from meetings of the Board of Directors, committee meetings or general meetings or otherwise incurred whilst engaged in our business or in the discharge of their duties as Directors.

The Directors may award special remuneration out of our funds (by way of salary, commission or otherwise as the Directors may determine) to any Director who performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director.

The Board of Directors may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in our employment or service, or the employment or service of any company which is our subsidiary, or is allied or associated with us or with any such subsidiary company, or who are or were at any time our directors or officers or directors or officers of any such other company as aforesaid, and holding or who have held any salaried employment or office with us or such other company, and the wives, widows, families and dependants of any such persons and may make payments for or towards the insurance of any such persons. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

DIRECTORS' INTERESTS

No Director or intended Director is disqualified by his office from contracting with us, nor is any contract or arrangement entered into by or on our behalf with any Director or any firm or company in which any Director is in any way interested be liable to be avoided, nor is any Director so contracting or being so interested be liable to account to us for any profit, remuneration or other benefits realised by any such contract or arrangement by reason only of such Director holding that office or of any fiduciary relationship thereby established, provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board of Directors at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board of Directors after he knows that he is or has become so interested.

A Director may not vote nor be counted in the quorum on any resolution of the Board of Directors in respect of any contract or arrangement or proposal in which he is to his knowledge materially interested, and if he does so, his vote will not be counted nor will he be counted in the quorum for that resolution, but this prohibition does not apply to any of the following matters, namely:

(a) any contract or arrangement for the giving of any security or indemnity to the Director in respect of money lent or obligations incurred or undertaken by him at our request or for our benefit or at the request of or for the benefit of any of our subsidiaries;

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of our debt or obligation or a debt or obligation of any of our subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any contract or arrangement in which the Director is interested in the same manner as other holders of our shares or debentures or other securities by virtue only of his interest in our shares or debentures or other securities;

(e) any proposal concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director is beneficially interested in shares of that company, other than a company in which the Director together with any of his Associates is beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his Associates by virtue of our interest in such company);

(f) any proposal or arrangement concerning the benefit of our employees or the employees of our subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to our Directors and employees or the directors and employees of any of our subsidiaries and does not provide in respect of any such Director any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

(g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme for the benefit of our employees or the employees of any of our subsidiaries under which the Director may benefit.

A Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer or manager or other officer or member of any other company in which we are interested, and (unless otherwise agreed) shall not be liable to account to us for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer or member of any such other company. The Board of Directors may exercise the voting powers conferred by the shares in any other company held or owned by us or exercisable by us as directors of such other company in such manner as in all respects as the Board of Directors thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, chief executive officers, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid. A Director may be or become a director of any company promoted by us or in which we may be interested as a vendor, shareholder or otherwise and no such Director will be accountable for any benefits received as a director or member of such company. A Director or his firm may not act as our auditors.

DIVIDENDS

We may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Board of Directors. No dividend shall be payable except out of our profits or other distributable reserves, and no dividend shall bear interest as against us.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but no amount paid on a share in advance of calls shall be treated as paid on the share.

The Board of Directors may retain any dividend or other moneys payable on or in respect of a share on which we have a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Board of Directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by him to us on account of calls, instalments or otherwise.

In respect of any dividend which the Board of Directors has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board of Directors or by shareholders in general meeting, the Board of Directors may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question either (i) that shareholders entitled thereto will receive in lieu of such dividend (or such part thereof as the Board of Directors may think fit) an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment or (ii) that shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board of Directors may think fit. We may, upon the recommendation of the Board of Directors, by ordinary resolution resolve in respect of any one particular dividend that a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

The Directors may distribute in specie or in kind among the shareholders in satisfaction in whole or in part of any dividend any of our assets, and in particular any shares or securities of other companies to which we are entitled.

All dividends unclaimed after a period of one year from the date of declaration of such dividends may be invested or otherwise made use of by the Board of Directors for our benefit until claimed, and all dividends unclaimed after a period of six years from the date of declaration of such dividends may be forfeited by the Board of Directors and shall revert to us.

INDEMNITY

Each of our Directors, alternate Directors, chief executive, manager, secretary, officers and auditors shall be indemnified out of our funds against all liabilities incurred by him as such Director, chief executive, manager, secretary, officer or auditors in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Companies Ordinance in which relief from liability is granted to him by the court.

1. FURTHER INFORMATION ABOUT THE COMPANY

(A) Incorporation

We were incorporated in Hong Kong under the Companies Ordinance as a private limited company on September 12, 2001 under the name of BOC Hong Kong (Holdings) Limited 中銀香港（控股）有限公司 with an authorised share capital of HK$100,000,000,000 divided into 100,000,000,000 ordinary shares of HK$1.00 each, two of which were issued and credited as fully paid. Our registered office is at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(B) Changes in Share Capital

Pursuant to a written resolution of all our shareholders passed on September 30, 2001, the Directors were given a general mandate to allot and issue shares.

In connection with the Restructuring and Merger, the Directors allotted and issued an aggregate of 52,863,901,323 ordinary shares of HK$1.00 each to BOC (BVI) and Hua Chiao as follows:

(a) on September 30, 2001, 10,221,060,465 ordinary shares of HK$1.00 each were allotted and issued fully paid at par to BOC (BVI) in consideration for the transfer of the entire issued share capital of BOCHK from BOC to us;

(b) on October 1, 2001:

(i) 35,744,965,551 ordinary shares of HK$1.00 each were allotted and issued fully paid at par to BOC (BVI) in respect of the transfer of the Merging Branches and the shares held by BOC or its nominees in Nanyang, Chiyu and BOC-CC to BOCHK; and

(ii) 6,897,875,307 ordinary shares of HK$1.00 each were allotted and issued fully paid at par to Hua Chiao in respect of the transfer of the Undertaking of Hua Chiao to BOCHK.

On June 17, 2002, the Directors allotted and issued five ordinary shares of HK$1.00 each fully paid for cash at par, two shares to BOC (BVI) and three shares to Hua Chiao. On June 25, 2002, four ordinary shares of HK$1.00 each in the capital of the Company were transferred by BOC (BVI) to Mr. Liu Mingkang, which shares are held on trust for BOC (BVI).

Pursuant to written resolutions of all our shareholders passed on July 10, 2002, referred to in the section headed "— Written Resolutions of All the Shareholders of the Company" in this Appendix, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 Shares and 10,572,780,266 Shares, respectively (the "**Share Consolidation**").

As at the date of this prospectus, our authorised share capital is HK$100,000,000,000 divided into 20,000,000,000 Shares, 10,572,780,266 of which are issued and credited as fully paid. Other than pursuant to the exercise of any options which may be granted under the Share Option Scheme and the Sharesave Plan, there is no present intention to issue any of our authorised but unissued share capital and, without the prior approval of our shareholders in general meeting, no issue of Shares will be made which would effectively alter the control of us.

Save as disclosed herein and in the section headed "— Written Resolutions of All the Shareholders of the Company" in this Appendix, there has been no alteration in our share capital since our incorporation.

(C) Written Resolutions of All the Shareholders of the Company

Pursuant to written resolutions of all our shareholders passed on July 10, 2002:

(a) the authorized and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 Shares and 10,572,780,266 Shares, respectively;

(b) we adopted new articles of association and converted into a public company;

(c) the rules of the Share Option Scheme were conditionally approved and adopted and the Directors were authorized to grant options thereunder to subscribe for Shares and to allot, issue and deal with Shares upon the exercise of options granted under the rules of the Share Option Scheme;

(d) the rules of the Sharesave Plan were conditionally approved and adopted and the Directors were authorized to grant options thereunder to subscribe for Shares and to allot, issue and deal with Shares upon the exercise of options granted under the rules of the Sharesave Plan;

(e) subject to sub-paragraphs (i) and (ii) below, a general and unconditional mandate (the "**Issue Mandate**") was granted to the Directors to exercise, during the Relevant Period, all of our powers to allot, issue, distribute and otherwise deal with additional shares and to make, issue or grant offers, agreements, options and warrants which will or might require shares to be allotted, issued, distributed or otherwise dealt with during or after the end of the Relevant Period:

   (i) the aggregate nominal amount of our share capital allotted, issued, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, distributed or otherwise dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in this paragraph (e), otherwise than pursuant to (A) a Rights Issue, (B) any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or our officers and/or employees and/or the directors and/or officers and/or employees of our subsidiaries of shares or rights to acquire shares, including pursuant to the Share Option Scheme and the Sharesave Plan or (C) any scrip dividend or similar arrangement pursuant to the Articles of Association from time to time, shall not exceed the aggregate of (1) 20% of the aggregate nominal amount of our share capital in issue as at the date on which dealings in the Shares commence on the Stock Exchange and (2) the aggregate nominal amount of our share capital which may be repurchased by us pursuant to the authority granted to the Directors as referred to in paragraph (f) below; and

(ii) for the purpose of this paragraph (e) and paragraph (f) below:

(A) "**Relevant Period**" means the period from the passing of the resolution until the earliest of:

(1) the conclusion of our next annual general meeting;

(2) the expiration of the period within which our next annual general meeting is required by the Articles of Association or by law to be held; or

(3) the revocation or variation of the authority given under such resolution by an ordinary resolution of our shareholders in general meeting;

(B) "**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (or such class of our shares), subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to us; and

(C) "**shares**" means shares of all classes in our capital and warrants and other securities which carry a right to subscribe or purchase our shares;

(f) (i) subject to sub-paragraph (ii) below, a general and unconditional mandate (the "**Repurchase Mandate**") was granted to the Directors to exercise, during the Relevant Period, all of our powers to purchase shares on the Stock Exchange or any other stock exchange recognized for this purpose by the Securities and Futures Commission and the Stock Exchange in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Listing Rules; and

(ii) the aggregate nominal amount of shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in this paragraph (f) shall not exceed 10% of the aggregate nominal amount of our share capital in issue as at the date on which dealings in the Shares commence on the Stock Exchange; and

(g) conditional upon the Listing Committee of the Stock Exchange granting the listing (the "**Listing**") of, and permission to deal in, the Shares in issue and the Shares to be issued upon the exercise of options granted under the Share Option Scheme and the Sharesave Plan:

(i) the Global Offering was noted and approved; and

(ii) the Listing was approved.

2. FURTHER INFORMATION ON THE SELLING SHAREHOLDER

The Selling Shareholder was incorporated in the British Virgin Islands as an international business corporation on September 5, 2001 under the name of BOC Hong Kong (BVI) Limited with an authorized share capital of US$12,800,000,000 (HK$99,840,000,000) divided into 12,800,000,000 shares of US$1.00 each, one of which was issued and credited as fully paid. As at the date of this prospectus, the authorized share capital of the Selling Shareholder is US$12,800,000,000 (HK$99,840,000,000) divided into 12,800,000,000 shares of US$1.00 each, 5,893,080,254 of which are issued and credited as fully paid.

The Selling Shareholder is our immediate controlling shareholder. The Selling Shareholder is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC, our ultimate controlling shareholder. The registered office of the Selling Shareholder is at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

3. THE RESTRUCTURING AND MERGER

The Restructuring and Merger involved the following:

(a) On May 31, 2001, the Transferring Banks and BOCHK entered into the Merger Agreement.

(b) On September 30, 2001, the parties to the Merger Agreement, BOCHKG, BOC (BVI) and us, entered into the Supplemental Merger Agreement, supplementing the Merger Agreement. In the Supplemental Merger Agreement, BOCHKG, BOC (BVI) and us undertook to comply with and be bound by the terms of the Merger Agreement (as supplemented).

(c) It was agreed in the Merger Agreement (as supplemented) that, at the Appointed Time:

  (i) the Bank of China Hong Kong Branch, the Hong Kong Branches of the PRC organized banks, Kwangtung Shenzhen Branch and Sin Hua Shenzhen Branch (together, the "**Merging Branches**") and the Undertaking of Hua Chiao shall be transferred to, and vest in, BOCHK with the intent that BOCHK shall succeed to the Merging Branches and the Undertaking of Hua Chiao; and

  (ii) the shares held by BOC or its nominees in Nanyang, Chiyu and BOC-CC shall be transferred to BOCHK.

(d) In order to implement the terms of the Merger Agreement (as supplemented), BOC procured that the Bank of China (Hong Kong) Limited (Merger) Bill was submitted to the Legislative Council for its consideration. The Bill was passed by the Legislative Council on July 12, 2001, signed by the Acting Chief Executive of Hong Kong on July 19, 2001 and took effect as the Merger Ordinance on July 20, 2001.

(e) Pursuant to the Merger Ordinance, at the Appointed Time:

  (i) all Property and Liabilities of the Merging Branches and the Undertaking of Hua Chiao, the transfer of which is governed by Hong Kong law, were transferred to, and vested in, BOCHK; and

  (ii) the shares held by BOC or its nominees in Nanyang, Chiyu and BOC-CC were transferred to BOCHK.

(f) The Merger Agreement and the Merger Ordinance both provided that BOCHK shall designate a day and time of that day to be the Appointed Time, to be published in the Government of the Hong Kong Special Administrative Region Gazette. At a directors' meeting on September 17, 2001, BOCHK designated the commencement of October 1, 2001 as the Appointed Time. A notice to this effect was published in the Gazette on September 21, 2001.

(g) To the extent that any Property and Liabilities of the Merging Branches and the Undertaking of Hua Chiao were not transferred to BOCHK by the Merger Ordinance, the Merger Agreement (as supplemented) provides that such Property and Liabilities shall be transferred to BOCHK through other proper and effective means. In addition, the parties to the Merger Agreement (as supplemented) agree to do and execute all necessary acts, deeds and documents to complete such transfers.

(h) If such other proper and effective means require the consent of a third party, and such consent was not obtained by the Appointed Time, BOCHK and the relevant Transferring Bank have the option of agreeing that the relevant Property should be held by the relevant Transferring Bank on trust for BOCHK under the terms of the relevant Deed of Trust and Indemnity.

(i) Immediately prior to the Appointed Time, BOC was authorized as a bank note issuing bank pursuant to the Legal Tender Notes Issue Ordinance. By the Legal Tender Notes Issue Ordinance (Amendment of Schedule) Notice 2001, the Financial Secretary, with effect from October 1, 2001, replaced BOC as a bank note issuing bank with BOCHK.

(j) Pursuant to the Merger Ordinance, with effect from the Appointed Time:

  (i) all legal tender notes issued by BOC transferred to BOCHK, and such legal tender notes are deemed to have been issued by BOCHK who, from the Appointed Time, is liable to pay the bearer of those notes on demand; and

  (ii) the certificates of indebtedness issued by the Exchange Fund to back the legal tender notes previously issued by BOC transferred to BOCHK.

(k) On September 5, 2001, BOC (BVI) was duly incorporated in the British Virgin Islands as a subsidiary of BOC.

(l) On September 12, 2001, BOCHKG and we were duly incorporated in Hong Kong as subsidiaries of BOC.

(m) On September 27, 2001:

  (i) the shares held by BOC in BOC (BVI) were transferred to BOCHKG, making BOC (BVI) a subsidiary of BOCHKG; and

  (ii) the shares held by BOC in us were transferred to BOC (BVI) or its nominee, making us a subsidiary of BOC (BVI).

(n) On September 30, 2001, the beneficial interest in the shares held by BOC in BOCHK were transferred to us. In consideration for receiving these shares, we issued shares to BOC (BVI), which in turn issued shares to BOCHKG, and which in turn issued shares to BOC.

(o) On September 30, 2001:

  (i) we, BOC and BOCHK entered into the Trademark Licence Agreement; and

  (ii) BOC and BOCHK entered into the Deed of Copyright Assignment.

(p) At the Appointed Time, the Merger Agreement (as supplemented) and the Merger Ordinance provided that the Merging Branches, the Undertaking of Hua Chiao and the shares held by BOC or its nominees in Nanyang, Chiyu and BOC-CC, were to be transferred to BOCHK. Shares were issued in consideration for these transfers, as described in the sections headed "Further Information About the Company — Changes in Share Capital" and "Subsidiaries" in this Appendix.

(q) At the Appointed Time, pursuant to Merger Ordinance, the name of Po Sang Bank Limited was changed to Bank of China (Hong Kong) Limited.

4. SUBSIDIARIES

Our subsidiaries are those companies which are listed in Appendix VII.

The following alterations in the share capital of our subsidiaries have taken place within the two years preceding the date of this prospectus:

(a) BOCHK

Pursuant to a written resolution of all the shareholders of BOCHK passed on September 3, 2001, the authorized share capital of BOCHK, comprising 4,000,000 ordinary shares of HK$100.00 each, was subdivided into 400,000,000 ordinary shares of HK$1.00 each. The authorized share capital of BOCHK was also increased from HK$400,000,000 to HK$100,000,000,000 by the creation of an additional 99,600,000,000 ordinary shares of HK$1.00 each ranking *pari passu* in all respects with the existing ordinary shares in the capital of BOCHK.

Pursuant to a further written resolution of all the shareholders of BOCHK passed on September 30, 2001, the directors of BOCHK were given a general mandate to allot and issue shares.

On October 1, 2001, in connection with the Restructuring and Merger, the directors of BOCHK allotted an aggregate of 42,642,840,858 shares of HK$1.00 each to us as follows:

(i) 35,744,965,551 shares of HK$1.00 each were allotted fully paid at par to us in consideration for the transfer of the Merging Branches and the shares held by BOC or its nominees in Nanyang, Chiyu and BOC-CC to BOCHK; and

(ii) 6,897,875,307 shares of HK$1.00 each were allotted fully paid at par to us in consideration for the transfer of the Undertaking of Hua Chiao to BOCHK.

The 42,642,840,858 shares referred to above were issued to us on October 31, 2001.

(b) Glister Company Limited

Glister Company Limited was incorporated in Hong Kong on March 26, 2001 with an authorized share capital of HK$10,000 divided into 10,000 ordinary shares of HK$1.00 each. On that date, two ordinary shares of HK$1.00 each were allotted and issued fully paid for cash at par.

(c) Glory Cardinal Limited

Glory Cardinal Limited was incorporated in Hong Kong on May 4, 2001 with an authorized share capital of HK$10,000 divided into 10,000 ordinary shares of HK$1.00 each. On that date, two ordinary shares of HK$1.00 each were allotted and issued fully paid for cash at par.

(d) Grace Charter Limited

Grace Charter Limited was incorporated in Hong Kong on May 4, 2001 with an authorized share capital of HK$10,000 divided into 10,000 ordinary shares of HK$1.00 each. On that date, two ordinary shares of HK$1.00 each were allotted and issued fully paid for cash at par.

(e) Mellow Trading Limited

On February 5, 2002, one ordinary share of HK$1.00 each was allotted and issued fully paid for cash at par by way of a rights issue, thereby increasing the issued share capital of Mellow Trading Limited from HK$2.00 to HK$3.00.

(f) Pacific Trend Profits Corporation

Pacific Trend Profits Corporation was incorporated in the British Virgin Islands on April 20, 2001 with an authorized share capital of US$50,000 (HK$390,000) divided into 50,000 shares of US$1.00 each. On June 18, 2001, one registered share of US$1.00 each was allotted and issued fully paid for cash at par.

(g) Prosper Glory Limited

Prosper Glory Limited was incorporated in Hong Kong on May 14, 2001 with an authorized share capital of HK$10,000 divided into 10,000 ordinary shares of HK$1.00 each. On that date, 2 ordinary shares were allotted and issued fully paid for cash at par. On June 19, 2001, 1,998 ordinary shares of HK$1.00 each were allotted and issued fully paid for cash at par, thereby increasing the issued share capital of Prosper Glory Limited from HK$2.00 to HK$2,000.

(h) Yien Yieh (Nominee) Limited

Yien Yieh (Nominee) Limited was incorporated in Hong Kong on June 26, 2001 with an authorized share capital of HK$10,000 divided into 10,000 ordinary shares of HK$1.00 each. On that date, 2,000 ordinary shares of HK$1.00 each were allotted and issued fully paid for cash at par.

Save as disclosed in this prospectus, there has been no alteration in the share capital of any of our subsidiaries within the two years preceding the date of this prospectus.

5. REPURCHASE OF OUR OWN SECURITIES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their own securities on the Stock Exchange subject to certain restrictions, the most important of which are summarized below, together with certain other information required by the Stock Exchange to be included in this prospectus concerning the repurchase of our own securities.

(A) Shareholders' Approval

All proposed repurchases of securities (which must be fully paid up in the case of shares) by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of the shareholders, either by way of general mandate or by specific approval of a particular transaction.

Pursuant to a written resolution of all our shareholders passed on July 10, 2002, the Repurchase Mandate was given to the Directors, as further described in the section headed "Further Information About the Company — Written Resolutions of All the Shareholders of the Company" in this Appendix.

The exercise in full of the Repurchase Mandate, on the basis of 10,572,780,266 Shares in issue immediately following the completion of the Global Offering, could result in the repurchase of up to 1,057,278,026 Shares during the period in which the Repurchase Mandate remains in force.

(B) Source of Funds

Repurchases must be funded out of funds legally available for the purpose in accordance with a company's memorandum and articles of association, the Listing Rules and the applicable laws of Hong Kong. A listed company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchases made by us may be made out of capital paid up on the Shares to be repurchased, our funds which would otherwise be available for dividend or distribution or out of an issue of new shares made for the purpose of the repurchase and, in the case of any premium payable on the repurchase, out of our funds which would otherwise be available for dividend or distribution or out of our share premium account.

(C) Trading Restrictions

The total number of shares which a company may repurchase on the Stock Exchange or another stock exchange recognized for this purpose by the Securities and Futures Commission under the Hong Kong Code on Share Repurchases is the number of shares representing up to a maximum of 10% of the aggregate number of shares in issue as at the date on which the repurchase mandate is granted. A company may not issue or announce a proposed issue of new securities for a period of 30 days immediately following a repurchase (other than an issue of securities pursuant to an exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange.

In addition, the repurchase of securities on the Stock Exchange in any calendar month is limited to a maximum of 25% of the trading volume of such securities on the Stock Exchange in the immediately preceding calendar month.

The Listing Rules also prohibit a company from repurchasing its securities on the Stock Exchange if the repurchase would result in the number of listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

A company is required to procure that the broker appointed by it to effect a repurchase of securities discloses to the Stock Exchange such information with respect to the repurchase as the Stock Exchange may require.

(D) Status of Repurchased Securities

All repurchased securities (whether effected on the Stock Exchange or otherwise) will be automatically delisted and the certificates for those securities must be cancelled and destroyed.

(E) Suspension of Repurchase

A company may not make any repurchase of securities after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been made publicly available. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of its interim report, a company (other than an investment company listed pursuant to the provisions of Chapter 21 of the Listing Rules) may not repurchase its securities on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange may prohibit a repurchase of securities on the Stock Exchange if a company has breached the Listing Rules.

(F) Reporting Requirements

Certain information relating to repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the following business day. In addition, a company's annual report is required to disclose details regarding repurchases of securities made during the year, including a monthly analysis of the number of securities repurchased, the aggregate prices paid and the reasons of the directors for making such repurchases.

(G) Connected Persons

A company is prohibited from knowingly repurchasing securities on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of such company or any of its subsidiaries or any of their respective Associates and a connected person shall not knowingly sell the securities to the company on the Stock Exchange.

No connected person has notified us that he has a present intention to sell Shares to us, or has undertaken not to sell any of the Shares held by him to us, if the Repurchase Mandate is exercised.

(H) Reasons for Repurchases

The Directors believe that it is in our best interests and the best interests of our shareholders for the Directors to have general authority from our shareholders to enable us to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made where the Directors believe that such repurchases will benefit us and our shareholders.

On the basis of our current financial position as disclosed in this prospectus and taking into account our current working capital position, the Directors consider that, if the Repurchase Mandate were to be exercised in full, it might have a material adverse effect on our working capital and/or our gearing position as compared with the position disclosed in this prospectus. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on our working capital requirements or the gearing levels which, in the opinion of the Directors, are from time to time appropriate for us.

(I) General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective Associates currently intends to sell any Shares to us or our subsidiaries if the Repurchase Mandate is exercised.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the Listing Rules, the applicable laws of Hong Kong, the Memorandum of Association and the Articles of Association.

If, as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of us is increased, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of us and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers

Code. The Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Repurchase Mandate.

6. FURTHER INFORMATION ABOUT THE BUSINESS

(A) Summary of Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years immediately preceding the date of this prospectus and are or may be material:

(a) the Hong Kong Underwriting Agreement;

(b) the Deed of Indemnity and the Indemnity Agreement;

(c) the Strategic Placing Agreement;

(d) the Merger Agreement;

(e) the Supplemental Merger Agreement;

(f) the Deeds of Trust and Indemnity;

(g) the Trademark Licence Agreement;

(h) the Deed of Copyright Assignment;

(i) the Derivatives Agreement;

(j) 2002 Sale Agreement and a letter agreement dated July 6, 2002 making amendments thereto;

(k) the Loan Deed;

(l) the three loan servicing agreements all dated July 6, 2002 entered into between (i) BOCHK and BOC Cayman, (ii) BOCHK and Zhong Gang and (iii) Nanyang and Zhong Gang and the fee letters relating to each of these three loan servicing agreements, see the section headed "Bank of China and Its Relationship with Us — Connected Transactions — Classified Loans — Loan Servicing Agreements" for further details;

(m) (i) a sale and purchase agreement dated September 28, 2001 entered into between BOCHK and Gold Fortune relating to the sale by BOCHK of its shares in and loans to Honplex Group Limited for a total consideration of HK$6,500,000 and a related debt assignment agreement of the same date entered into between BOCHK, Honplex Group Limited and Gold Fortune;

(ii) a sale and purchase agreement dated September 28, 2001 entered into between BOCHK and Gold Fortune relating to the sale by BOCHK of its shares in and loans to Netpro Group Limited for a total consideration of HK$4,000,000 and a related debt assignment agreement of the same date entered into between BOCHK, Netpro Group Limited and Gold Fortune;

(iii) a sale and purchase agreement dated September 28, 2001 entered into between BOC Hong Kong branch and Gold Fortune relating to the sale by BOC Hong Kong branch of its shares in Chakney Company Limited for a consideration of HK$50,000;

(iv) a sale and purchase agreement dated September 28, 2001 entered into between BOC Hong Kong branch and Gold Fortune relating to the sale by

BOC Hong Kong branch of its shares in and loans to Hang Fung International Limited for a total consideration of HK$35,610,001 and a related debt assignment agreement of the same date entered into between BOC Hong Kong branch, Hang Fung International Limited and Gold Fortune;

(v) a sale and purchase agreement dated September 28, 2001 entered into between China South Sea Hong Kong branch and Gold Fortune relating to the sale by China South Sea Hong Kong branch of its shares in and loans to Earnson Venture Limited for a total consideration of HK$6,500,000 and a related debt assignment agreement of the same date entered into between China South Sea Hong Kong branch, Earnson Venture Limited and Gold Fortune;

(vi) a sale and purchase agreement dated September 28, 2001 entered into between China South Sea Hong Kong branch and Gold Fortune relating to the sale by China South Sea Hong Kong branch of its shares in Holm-Oak Development Limited for a consideration of HK$1;

(vii) a sale and purchase agreement dated September 28, 2001 entered into between Hua Chiao and Gold Fortune relating to the sale by Hua Chiao of its shares in Kindsome Development Limited for a consideration of HK$0.90;

(viii) a sale and purchase agreement dated September 28, 2001 entered into between Arene Trading Limited and Gold Fortune relating to the sale by Arene Trading Limited of its shares in Kindsome Development Limited for a consideration of HK$0.10;

(ix) a debt assignment agreement dated September 28, 2001 entered into between Hua Chiao, Kindsome Development Limited and Honour Plus Enterprises Limited relating to the sale by Hua Chiao of its loans to Kindsome Development Limited for a consideration of HK$1,080,000;

(x) a sale and purchase agreement dated September 28, 2001 entered into between Hua Chiao and Gold Fortune relating to the sale by Hua Chiao of its shares in and loans to Marketway Developments Limited for a total consideration of HK$9,800,000 and a related debt assignment agreement of the same date entered into between Hua Chiao, Marketway Developments Limited and Gold Fortune;

(xi) a sale and purchase agreement dated September 28, 2001 entered into between Hua Chiao and Gold Fortune relating to the sale by Hua Chiao of its shares in and loans to Star Venture Developments Limited for a total consideration of HK$2 and a related debt assignment agreement of the same date entered into between Hua Chiao, Star Venture Developments Limited and Gold Fortune;

(xii) a sale and purchase agreement dated September 28, 2001 entered into between Hua Chiao and Gold Fortune relating to the sale by Hua Chiao of its shares in and loans to Up Wing Developments Limited for a total consideration of HK$5,000,001 and a related debt assignment agreement of the same date entered into between Hua Chiao, Up Wing Developments Limited and Gold Fortune;

(xiii) a sale and purchase agreement dated September 28, 2001 entered into between Arene Trading Limited and Gold Fortune relating to the sale by Arene Trading Limited of its shares in and loans to Newyard Investment Limited for a total consideration of HK$2 and a related debt assignment agreement of the same date entered into between Arene Trading Limited, Newyard Investment Limited and Gold Fortune;

(xiv) a sale and purchase agreement dated September 28, 2001 entered into between Arene Trading Limited and Gold Fortune relating to the sale by Arene Trading Limited of its shares in Noise Galore Limited for a consideration of HK$1;

(xv) a sale and purchase agreement dated September 28, 2001 entered into between Kincheng and Gold Fortune relating to the sale by Kincheng of its shares in Bonaparte Investment Limited for a consideration of HK$168.23;

(xvi) a sale and purchase agreement dated September 28, 2001 entered into between Kincheng Investments & Developments (H.K.) Limited and Gold Fortune relating to the sale by Kincheng Investments & Developments (H.K.) Limited of its shares in Bonaparte Investment Limited for a consideration of HK$10,598,333.87;

(xvii) a sale and purchase agreement dated September 28, 2001 entered into between Kincheng and Gold Fortune relating to the sale by Kincheng of its shares in and loans to Kincheng Investments & Developments (China) Limited for a total consideration of HK$105,730,000 and a related debt assignment agreement of the same date entered into between Kincheng, Kincheng Investments & Developments (China) Limited and Gold Fortune;

(xviii) a sale and purchase agreement dated September 28, 2001 entered into between Kwangtung and Gold Fortune relating to the sale by Kwangtung of its shares in Benebridge Company Limited for a consideration of HK$11,144,858.63;

(xix) a sale and purchase agreement dated September 28, 2001 entered into between Kwangtung Hong Kong branch and Gold Fortune relating to the sale by Kwangtung Hong Kong branch of its shares in and loans to Kong Fa Enterprises Limited for a total consideration of HK$20,350,001 and a related debt assignment agreement of the same date entered into between Kwangtung Hong Kong branch, Kong Fa Enterprises Limited and Gold Fortune;

(xx) a sale and purchase agreement dated September 28, 2001 entered into between Kwangtung and Gold Fortune relating to the sale by Kwangtung of its shares in Mildew Company Limited for a consideration of HK$18,503,851.40;

(xxi) a sale and purchase agreement dated September 28, 2001 entered into between Nanyang and Gold Fortune relating to the sale by Nanyang of its shares in and loans to Chung Kong Investment Limited for a total consideration of HK$3,000,000 and a related debt assignment agreement of the same date entered into between Nanyang, Chung Kong Investment Limited and Gold Fortune;

(xxii) a sale and purchase agreement dated September 28, 2001 entered into between Nanyang and Gold Fortune relating to the sale by Nanyang of its shares in and loans to Hung Tai Company Limited for a total consideration of HK$3,000,001 and a related debt assignment agreement of the same date entered into between Nanyang, Hung Tai Company Limited and Gold Fortune;

(xxiii) a sale and purchase agreement dated September 28, 2001 entered into between National Commercial and Gold Fortune relating to the sale by National Commercial of its shares in Tallinn Investment Company Limited for a consideration of HK$105,556.80;

(xxiv) a sale and purchase agreement dated September 28, 2001 entered into between National Commercial and Gold Fortune relating to the sale by National Commercial of its shares in and loans to Giant Ace Investment Limited for a total consideration of HK$19,780,000 and a related debt assignment agreement of the same date entered into between National Commercial, Giant Ace Investment Limited and Gold Fortune;

(xxv) a sale and purchase agreement dated September 28, 2001 entered into between Sin Hua Hong Kong branch and Gold Fortune relating to the sale by Sin Hua Hong Kong branch of its shares in Sin Mei Enterprises Limited for a consideration of HK$43,300,251.98;

(xxvi) a sale and purchase agreement dated September 28, 2001 entered into between Sin Hua Hong Kong branch and Gold Fortune relating to the sale by Sin Hua Hong Kong branch of its shares in and loans to Swift Gain Enterprise Corp. for a total consideration of HK$20,350,001 and a related debt assignment agreement of the same date entered into between Sin Hua Hong Kong branch, Swift Gain Enterprise Corp. and Gold Fortune;

(xxvii) a sale and purchase agreement dated September 28, 2001 entered into between Sin Hua Hong Kong branch and Gold Fortune relating to the sale by Sin Hua Hong Kong branch of its shares in Sin Hock Company Limited for a consideration of HK$1;

(xxviii) a sale and purchase agreement dated September 28, 2001 entered into between Yien Yieh and Gold Fortune relating to the sale by Yien Yieh of its shares in Yien Yieh (China) Limited for a consideration of HK$28,500,000;

(xxix) a sale and purchase agreement dated September 28, 2001 entered into between BOC Hong Kong branch and BOC Investment relating to the sale by BOC Hong Kong branch of its shares in Bank of China Group Investment (Beijing) Limited for a total consideration of HK$1;

(xxx) a sale and purchase agreement dated September 9, 2001, as supplemented on September 25, 2001, entered into between Chiyu and BOC Investment relating to the sale by Chiyu of its shares in 廈門港廈房地產開發有限公司 (Xiamen Gangxia Real Estate Development Co. Ltd.)[1] for a total consideration of HK$1,570,000;

(xxxi) a sale and purchase agreement dated September 17, 2001 entered into between BOCHK, Chiyu, Hua Chiao, Nanyang and Nam Tung (Macau)

[1]The English translation of the company's Chinese name is for illustrative purposes only.

S.A.R.L. relating to the sale by BOCHK, Chiyu, Hua Chiao and Nanyang of their shares in Xiamen United Development (Group) Co. Ltd for a total consideration of HK$4;

(xxxii) a sale and purchase agreement dated September 11, 2001 entered into between BOCHK and BOC Investment relating to the sale by BOCHK of its shares in Qingdao International Finance Centre Company Limited (formerly Qingdao Zhong Yin Building Company Limited) for a consideration of HK$2;

(xxxiii) bought and sold notes dated September 7, 2001 between each of BOCHK, Nanyang, Chiyu, Hua Chiao, Kwangtung and BOC Hong Kong branch (each a "**BOC Insurance Vendor**") and BOC Investment relating to the sale by each BOC Insurance Vendor of its shares in BOC Group Insurance for a consideration of HK$41,454,728.75, HK$44,555,885, HK$41,449,510, HK$41,449,510, HK$44,555,885 and HK$33,384,000, respectively;

(xxxiv) bought and sold notes dated September 26, 2001 between The China South Sea Bank (Nominees) Limited, and BOCI Asia Limited relating to the sale by The China South Sea Bank (Nominees) Limited of certain of its shares in BOCI Securities for a consideration of HK$22,165,000;

(xxxv) bought and sold notes dated September 26, 2001 between The China South Sea Bank (Nominees) Limited and BOCI Nominees Limited relating to the sale by The China South Sea Bank (Nominees) Limited of certain of its shares in BOCI Securities for a consideration of HK$765,000;

(xxxvi) bought and sold notes dated September 26, 2001 between Kincheng Investments & Developments (H.K.) Limited, Sin Hua Bank (Nominee) Limited, Nanyang Commercial Bank (Nominees) Limited, Arene Trading Limited, The Kwangtung Provincial Bank (Nominees) Limited, The China State Bank (Nominees) Limited, Che Hsing (Nominees) Limited, Yien Yieh (Nominee) Limited, Po Sang Financial Investment Services Company Limited and Chiyu Banking Corporation (Nominees) Limited (each a "**BOCI Securities Vendor**") and BOCI Asia Limited relating to the sale by each BOCI Securities Vendor of certain of its shares in BOCI Securities for a consideration of HK$22,930,000 each;

(xxxvii) contract notes dated September 3, 2001 between Sun Chung Estate Company, Limited and Hua Chiao relating to the acquisition by Hua Chiao of shares in Fortune Holds Development Limited for a consideration of HK$14,500;

(n) Services and Relationship Agreement;

(o) BOC Markets Services Agreement;

(p) Credit Card Cooperation and Services Agreement;

(q) an agreement dated March 19, 2002 entered into between BOCHK and Sun Chung relating to the leasing, management, repairing and maintenance of Bank of China Building and Bank of China Tower by Sun Chung for BOCHK, and a deed of delegation dated March 19, 2002 relating thereto, see the section headed "Bank of China and Its Relationship with Us — Connected Transactions — Property, Property Management and Letting Agency — Property Management and Letting Agency" for further details;

(r) (i) a sale and purchase agreement dated July 6, 2002 entered into between Kawell, BOC Investment and BOCHK relating to the acquisition by BOCHK of the whole of the issued share capital of Sin Chiao and Perento and the shareholder loans from Kawell to Sin Chiao and Perento for a consideration of HK$1 billion and (ii) a deed of assignment dated July 10, 2002 entered into between Kawell and BOCHK relating to the assignment of the shareholder loans;

(s) an agreement dated July 12, 2001 entered into between MTR Corporation Limited and BOCHK relating to the acquisition by BOCHK of Site C, Office Development at Olympic Station, Kowloon, Hong Kong for a consideration of HK$1,090 million;

(t) a sale and purchase agreement dated March 5, 2002 entered into between Hua Chiao and Superich Company Limited relating to the sale by Hua Chiao of its shares in Wang Tat Enterprises Company Limited for a consideration of HK$56,600,000;

(u) a sale and purchase agreement dated September 7, 2001 entered into between BOC Hong Kong branch and Li Rong Xiang and a supplemental sale and purchase agreement dated March 6, 2002 entered into between BOCHK and Li Rong Xiang relating to the sale by BOCHK of its shares in Hegent Company Limited for a consideration of RMB30,740,000 (HK$28,961,749);

(v) an agreement dated December 28, 2000 entered into between BOC Computer (Shenzhen) Software Centre and 深圳市星彥投資發展有限公司 (Shenzhen Xinyan Investment Development Co. Ltd.)[1] and a supplemental agreement dated December 28, 2000 relating to the development of a commercial and residential building in Shenzhen for a total consideration of RMB8,000,000 (HK$7,537,215). BOC Computer (Shenzhen) Software Centre and 深圳市星彥投資發展有限公司 (Shenzhen Xinyan Investment Development Co. Ltd.)[1] have joint and several liability in relation to the development;

(w) the powers of attorney dated June 25, 2002 granted by each Transferring Bank in favor of BOCHK to do any acts, matters or things which BOCHK considers necessary to secure, among other things, the performance of the relevant Transferring Bank's obligations under the Merger Agreement (as supplemented) and the relevant Deed of Trust and Indemnity; and

(x) the powers of attorney dated June 25, 2002 granted by each Transferring Bank in favor of BOCHK to do any acts, matters or things which BOCHK considers necessary to secure, among other things, the performance of the relevant Transferring Bank's obligations under the Loan Deed.

(B) Confidential Material Contracts

Under paragraph 17 ("**Paragraph 17**") of the Third Schedule to the Companies Ordinance, we are required to include a statement that there has been delivered to the Registrar of Companies for registration every material contract, not being a contract entered into in the ordinary course of the business carried on or intended to be carried on by us or a contract entered into more than two years before the date of issue of this prospectus. In addition, under paragraph 53 ("**Paragraph 53**") of Part A of Appendix I to the Listing Rules, we are required to include in this prospectus details of a reasonable period of time (being not less than 14 days) during which, and a place in Hong Kong at which, all material contracts (not

[1]The English translation of the company's Chinese name is for illustrative purposes only.

being contracts entered into in the ordinary course of business) entered into by any member of the Group within the two years immediately preceding the issue of this prospectus.

We have applied to the Securities and Futures Commission for an exemption under Section 38A of the Companies Ordinance from strict compliance with Paragraph 17 and to the Stock Exchange for a waiver from strict compliance with Paragraph 53 in respect of the contracts described below on the ground that they contain confidential information, the disclosure of which would constitute a breach of the duty of confidentiality by the Group under common law. The Securities and Futures Commission has issued a certificate of exemption under Section 38A of the Companies Ordinance granting an exemption from strict compliance with Paragraph 17 and the Stock Exchange has granted a waiver from strict compliance with Paragraph 53.

We have entered into the following contracts in relation to which we are subject to a duty of confidentiality:

1. nine Deeds of Trust and Indemnity between the Transferring Banks and BOCHK. Under each Deed of Trust and Indemnity, the relevant Transferring Bank declared itself a trustee for BOCHK in respect of property comprising the rights, interests and benefits of such Transferring Bank under certain specified agreements which, as they are not governed by Hong Kong law, were not transferred on October 1, 2001 by the Merger Ordinance or the Merger Agreement. The schedule to each of the Deeds of Trust and Indemnity contains information on the specified agreements, including the nature of the agreements and the identities of the borrowers, lenders and other parties to each of the specified agreements;

2. the 2002 Sale Agreement between BOCHK and BOC Cayman which involves the sale of a portfolio of loans by BOCHK to BOC Cayman. The schedule to the 2002 Sale Agreement contains information on the loans, including the identities of the borrowers, the customer identification numbers, the loan account number and the outstanding principal owed by the borrower; and

3. the Loan Deed between, among others, BOCHK, Nanyang and the Transferring Banks pursuant to which Nanyang and the Transferring Banks confirm that they are holding their interests in certain portfolios of loans on trust for BOCHK and another party. The schedule to the Loan Deed contains information similar to the schedule to the 2002 Sale Agreement.

In relation to the above documents which are to be registered and made available for public inspection pursuant to Paragraph 17 and Paragraph 53, we are allowed to remove from the schedules of agreements and loan transactions therein the following information: dates of the agreements, names of the customers, names of the counterparties, customer identification numbers, loan account numbers, outstanding principal amounts (in Hong Kong and U.S. dollars) and description of the agreements (other than generic description such as guarantee, loan agreement and share mortgage) as disclosure of any of such information, together or alone, would constitute a breach of the duty of confidentiality by the Group under common law.

(C) Intellectual Property Rights

(i) The Group has applied for registration of the following trademarks in Hong Kong:

Trademark	Applicant	Class	Application Number	Application Date
中銀至In網域 BOC Group In Town & Device	BOC-CC	16	15792/1999	November 2, 1999
中銀至In網域 BOC Group In Town & Device	BOC-CC	35	15793/1999	November 2, 1999
中銀至In網域 BOC Group In Town & Device	BOC-CC	36	15794/1999	November 2, 1999
Y NOT & y not	BOC-CC	9	05134/2002	April 15, 2002
Y NOT & y not	BOC-CC	16	03504/2002	March 13, 2002
Y NOT & y not	BOC-CC	36	03505/2002	March 13, 2002
Y NOT & y not	BOC-CC	38	03506/2002	March 13, 2002

(ii) The Group has registered the following trademarks in Hong Kong:

Trademark	Owner	Class	Registration Number	Registration Date
U-point Device	BOC-CC	16	12411/1999	September 24, 1998
U-point Device	BOC-CC	36	12412/1999	September 24, 1998
SET Device	BOC-CC	16	16337/1999	November 10, 1998
Circle Device	Nanyang	36	07591/1994	June 30, 1992
S Device	BOCHK	36	01635/1999	November 10, 1997
寶生 & Great Wall Device	Po Sang Financial Investment Services Company Limited	14	02903/1989	December 30, 1987

(iii) The Group has registered the following trademark in the PRC:

Trademark	Owner	Class	Registration Number	Registration Date
Circle Device	Nanyang	36	776560	January 28, 1995

(iv) Pursuant to the Trademark Licence Agreement, BOC granted to BOCHK and us, with effect from the Appointed Time, a royalty-free, non-exclusive and non-transferable (except as provided therein) licence to use the following trademarks in connection with the operation of our businesses anywhere in the world:

Registered Trademarks

Trademark	Registration Number	Class
1. 中银卡	9984/2000	36
2. 外汇宝	B07904/2000	36
3. Logo	1892/94	36
4. Logo and 中银集团	7401/96	36
5. 中银集团	B10163/95	36
6. Logo and 中国银行	10922/96	36
7. Logo	1611/92	25
8. Logo	1655/91	14
9. Logo	1656/91	18
10. Logo	5138/92	28
11. Logo	3322/93	9
12. Logo	2208/91	34
13. Logo	2207/91	26
14. Logo	2206/91	16
15. Logo	2205/91	6

Unregistered Trademarks

1. 中国银行
2. Bank of China
3. BOC
4. 中银
5. Bank of China Group

(v) The classes of trademarks referred to above relate to, among other goods and/or services, precious metals, printed matter, promotional services, banking and financial services and telecommunications services.

(vi) Pursuant to the Deed of Copyright Assignment, BOC transferred and assigned to BOCHK on October 1, 2001, for a nominal consideration, all its existing and future copyright and all other rights, interests and title in and to the drawings, plans, designs, diagrams, specifications, printing plates and other materials in connection with the design, production and printing of the various bank notes of BOC currently in circulation and/or planned to be circulated in Hong Kong. BOC has agreed to take all necessary steps reasonably within its power so as to vest such rights in BOCHK.

(vii) Pursuant to the Merger Agreement, all of the intellectual property assets including trademarks owned by the Merging Branches and the Undertaking of Hua Chiao have been transferred or will be transferred (as the case may be) to BOCHK.

(viii) The Group has registered the following domain names:

Domain Name	Registration Date	Place of Registration
boc-card.com	April 12, 2000	Hong Kong
boccard.com.hk	June 24, 2001	Hong Kong
bocgroup.com	April 17, 2002	Hong Kong
bocgtdc.com.hk	January 26, 1998	Hong Kong
bochk.com	April 17, 2002	Hong Kong
boci.com.hk	June 24, 2001	Hong Kong
bocis.com	November 24, 1999	Hong Kong
bocis.com.hk	June 24, 2001	Hong Kong
bocsign.com	May 19, 1999	Hong Kong
bocsino.com	April 9, 1997	Hong Kong
boct.com	August 8, 1997	Hong Kong
chinacard.com.hk	June 24, 2001	Hong Kong
chiyubank.com	August 8, 1997	Hong Kong
cnsign.com	May 19, 1999	Hong Kong
intown.com.hk	August 16, 1999	Hong Kong
intowncard.com	March 26, 2000	Hong Kong
nanyang-bank.com	August 9, 2001	Hong Kong
nanyangbankhk.com	June 3, 1996	Hong Kong
posang.com.hk	August 7, 1996	Hong Kong
sino-iis.com	July 16, 1998	Hong Kong
u-pointcard.com	June 21, 1998	Hong Kong
upointcard.com	September 10, 1998	Hong Kong
upointcard.com.hk	June 24, 2001	Hong Kong
uthpoint.com	June 21, 1998	Hong Kong
y-not.com.hk	April 4, 2002	Hong Kong

(ix) Save as disclosed herein, there are no trademarks, patents or other intellectual or industrial property rights which are material in relation to the Group's business.

7. DISCLOSURE OF INTERESTS

(A) Substantial Shareholders

So far as the Directors are aware, immediately following the completion of the Global Offering and assuming the Over-allotment Option is not exercised and without taking into account any Shares which may be taken up in the Global Offering, the following shareholders will be interested in more than 10% of the Shares then in issue:

	Before Global Offering		After Global Offering	
Name	Number of Shares	Voting Power	Number of Shares	Voting Power
BOC (BVI)[(1)]	9,193,205,204	87%	6,894,770,204	65%
Hua Chiao[(2)]	1,379,575,062	13%	1,379,575,062	13%

(1) BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have an interest under the SDI Ordinance in the Shares in which BOC (BVI) is interested. The number of Shares shown includes the one Share held by Mr. Liu Mingkang on trust for BOC (BVI).

(2) BOC beneficially owns 93.64% of Hua Chiao. Accordingly, BOC is deemed to have an interest under the SDI Ordinance in the Shares in which Hua Chiao is interested.

So far as the Directors are aware, the following persons are, directly or indirectly, interested in 10% or more of the nominal value of the shares carrying the right to vote in all circumstances at general meetings of the following non-wholly owned subsidiaries of the Company:

(a) BOC Group Trustee

Name	Number of Shares	Voting Power
BOCHK[(1)]	13,200	66%
BOCI[(2)]	6,800	34%

(1) BOCHK has an indirect interest in the shares which are held directly by its subsidiaries. BOCHK is a wholly owned subsidiary of the Company, which in turn is a subsidiary of BOC (BVI), which in turn is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, the Company, BOC (BVI), BOCHKG and BOC are deemed to have an interest under the SDI Ordinance in the shares in which BOCHK is interested.

(2) BOCI is a wholly owned subsidiary of BOC. Accordingly, BOC is deemed to have an interest under the SDI Ordinance in the shares in which BOCI is interested.

(b) BOCI-Prudential Trustee

Name	Number of Shares	Voting Power
BOC Group Trustee[(1)]	192	64%
Prudential	108	36%

(1) BOCHK and BOCI are deemed to have an interest under the SDI Ordinance in the shares in which BOC Group Trustee are interested. Please see the disclosure in paragraph (a) above.

(c) Chiyu

Name	Number of Shares	Voting Power
BOCHK[1]	2,114,773	70.49%
Chip Bee Private Institution[2]	416,407	13.88%
Chip Bee Foundation[3]	334,334	11.14%

(1) BOCHK is a wholly owned subsidiary of the Company, which in turn is a subsidiary of BOC (BVI), which in turn is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, the Company, BOC (BVI), BOCHKG and BOC are deemed to have an interest under the SDI Ordinance in the shares in which BOCHK is interested.

(2) Chip Bee Private Institution's address is Jimei Xiamen, Fujian, PRC.

(3) Chip Bee Foundation's address is Jimei Xiamen, Fujian, PRC.

The shares held by BOCHK in Chiyu may be affected by certain third party rights. Please see the section headed "The Restructuring and Merger — Issues in Relation to Chiyu" for further information.

Save as disclosed herein, the Directors are not aware of any person (other than a Director or our chief executive) who will be, immediately following the completion of the Global Offering, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

(B) Interests of Directors

Save as disclosed in paragraph 10(E) below and other than nominee shares in certain of our subsidiaries held on trust for us by Mr. Liu Mingkang and one Share held on trust for BOC (BVI) by Mr. Liu Mingkang, none of the Directors or our chief executive has any interest in our equity or debt securities or the equity or debt securities of any of our associated corporations (within the meaning of the SDI Ordinance) which will have to be notified to us and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which will be required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which will be required to be notified to us and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, in each case once the Shares are listed.

(C) Particulars of Service Agreement

Our executive Director and chief executive, Dr. Liu Jinbao, has entered into a service agreement with us for a term of three years from October 1, 2001, subject to termination by either party giving to the other not less than 60 days prior notice in writing or 60 days' payment in lieu of notice. Under the terms of this service agreement, Dr. Liu shall receive a basic salary of HK$235,000 per month and retirement and other benefits as set out in the employee handbook.

Save as disclosed in this prospectus, none of the Directors has or is proposed to have a service agreement with us or any of our subsidiaries (other than agreements expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

(D) Directors' Remuneration

The aggregate remuneration paid and benefits in kind granted by the Group to the Directors for the year ended December 31, 2001 (assuming the Group was in existence during that year and that the Restructuring and Merger had taken place) was HK$6,614,840.

Under the arrangements currently in force, the aggregate remuneration payable to, and the benefits in kind receivable by, the Directors by the Group for the year ending December 31, 2002 is estimated to be approximately HK$7,500,000.

(E) Agency Fees or Commissions Received

Save as disclosed in this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any of our share or loan capital or the share or loan capital of any of our subsidiaries within the two years immediately preceding the date of this prospectus.

(F) Related Party Transactions

During the two years preceding the date of this prospectus, we have engaged in related party transactions as described in the section headed "Bank of China and Its Relationship with Us — Connected Transactions" and section 41 of the Accountants' Report set out in Appendix I.

(G) Disclaimers

Save as disclosed in this prospectus:

(a) none of the Directors or our chief executive has any interest in our equity or debt securities or the equity or debt securities of any of our associated corporations (within the meaning of the SDI Ordinance) which will have to be notified to us and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which will be required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which will be required to be notified to us and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, in each case once the Shares are listed;

(b) none of our Directors or officers is, at the date of this prospectus, a legal or beneficial owner of any of the Shares and we are not aware of any arrangement which may, at a subsequent date, result in a change of control of us;

(c) none of the Directors nor any of the parties listed in the section headed "Other Information — Consents and Qualifications of Experts" in this Appendix is interested, directly or indirectly, in the promotion of or in any assets which have been, within the two years immediately preceding the date of this prospectus, acquired or disposed of by or leased to us or our subsidiaries, or are proposed to be acquired or disposed of by or leased to us or our subsidiaries;

(d) none of the Directors nor any of the parties listed in the section headed "Other Information — Consents and Qualifications of Experts" in this Appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to our business;

(e) save in connection with the Underwriting Agreements, none of the parties listed in the section headed "Other Information — Consents and Qualifications of Experts" in this Appendix:

(i) has any shareholding in us or any of our subsidiaries; and

(ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for our securities or the securities of any of our subsidiaries; and

(f) there is no family relationship between any of the Directors or senior managers.

8. SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme which was conditionally approved and adopted by a written resolution of all the shareholders of the Company passed on July 10, 2002:

(A) Purpose and Who May Join

The purpose of the Share Option Scheme is to provide Participants (as defined below) with the opportunity to acquire proprietary interests in us, to attract and retain the best available personnel, to encourage and motivate Participants to work towards enhancing our value and the value of the Shares and to allow them to participate in our growth and to align the interests of our shareholders and the Participants.

The Board may, in its absolute discretion, on and subject to the terms of the Share Option Scheme, offer to grant to any person the Board may select, subject to compliance with applicable laws, being a full-time or part-time employee, executive or officer of the Group, an executive or non-executive director of the Group or a full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries (other than the Group) (an "**Affiliate**") serving as a member of any committee of the Group (a "**Participant**"), options to subscribe for Shares at a price calculated in accordance with paragraph 8(B) below.

(B) Price of Shares

The subscription price for Shares under the Share Option Scheme shall be determined on the date of grant at the discretion of the Board as an amount per Share which shall be the highest of:

(a) the nominal value of a Share;

(b) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(c) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(C) Grant of Options

An offer of the grant of an option shall be made to a Participant by the Board by letter (in duplicate) in such form as the Board may from time to time determine requiring the Participant to undertake to hold the option on the terms and conditions on which it is to be granted and to be bound by the provisions of the Share Option Scheme and shall remain open for acceptance by the Participant concerned for a period of not less than 7 days after the date on which it is made.

An option shall be deemed to have been granted and accepted when the duplicate letter comprising the acceptance of the offer duly signed by the grantee together with a remittance in favour of the Company in respect of the option price of HK$1.00 or an undertaking to pay the option price of HK$1.00 on demand of the Company is received by the Company within the time and period open for acceptance as set out in the letter referred to above.

(D) Maximum Number of Shares

The maximum number of Shares in respect of which options may be granted under the Share Option Scheme and under the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "**Other Schemes and Plans**") shall not in aggregate exceed 10% of the Shares in issue immediately prior to the listing of the Shares on the Stock Exchange, that is, 1,057,278,026 Shares (the "**Scheme Limit**").

Subject to the approval of the shareholders of the Company in general meeting, the Company may renew the Scheme Limit, provided that such limit as renewed shall not exceed 10% of the Shares in issue as at the date of approval of such limit. Options previously granted under the Share Option Scheme and the Other Schemes and Plans (including those options outstanding, cancelled, lapsed in accordance with such schemes and plans or exercised) shall not be counted for the purpose of calculating the Scheme Limit as renewed.

Subject to the separate approval of the shareholders of the Company in general meeting, the Company may grant options beyond the Scheme Limit, provided that the options in excess of the Scheme Limit are granted only to Participants specifically identified by the Company before such shareholders' approval is sought.

The maximum number of Shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and all outstanding options granted and yet to be exercised under the Other Schemes and Plans shall not exceed 30% of the Shares in issue from time to time (the "**Overall Limit**"). Neither options under the Share Option Scheme nor options under the Other Schemes and Plans may be granted if this will result in the Overall Limit being exceeded.

No option shall be granted to any one Participant such that the total number of Shares issued and to be issued upon the exercise of the options granted and to be granted to such Participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of grant exceeds 1% of the Shares in issue from time to time (the "**Participant Limit**"). Subject to the approval of the shareholders of the Company in general meeting, the Board may grant options to a Participant such that the Participant Limit is exceeded. Such Participant and his Associates shall abstain from voting at such general meeting.

(E) Time of Exercise of Options

Subject to the terms of the Share Option Scheme, an option may be exercised in whole or in part at any time or times (subject to any terms of the offer of the grant of the option including a vesting scale) after the date prescribed by the Board in its absolute discretion and from time to time as is specified in the offer and on or before the termination date prescribed by the Board, but such termination date shall not be more than ten years after the date of grant. No performance targets are required to be achieved by any grantee before an option is capable of being exercised by the grantee except as otherwise imposed by the Board and stated in the relevant letter of offer of the grant of an option.

(F) Rights are Personal to Grantee

An option shall be personal to the grantee and shall not be capable of being assigned or transferred. No grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or enter into any agreement or purport to do any of the foregoing.

(G) Rights on Ceasing Employment with the Group

In the event of a grantee who is an employee or executive, officer, director or committee member of the Group on the date of grant ceasing to be an employee or executive, officer, director or committee member of the Group for any reason other than those reasons set out in paragraphs 8(H), (I), (J) and (K) below on any date prior to the date upon which the options held by him otherwise cease to be exercisable, all the options which were exercisable may only be exercised in whole or in part before the expiration of three months after his ceasing to be an employee or executive, officer, director or committee member of the Group and all of such options which are not capable of exercise by such grantee shall lapse and determine on the date of cessation of his employment or the date on which he ceases to act as an executive, officer, director or committee member of the Group, unless the Board shall in its absolute discretion resolve and determine otherwise.

(H) Rights on Ceasing Employment with an Affiliate of the Group

In the event of a grantee who is an employee or executive, officer, director or committee member of the Group on the date of grant ceasing to be an employee or executive, officer, director or committee member of the Group, but becoming or remaining an employee or executive, officer or director of an Affiliate on any date prior to the date upon which the options held by him otherwise cease to be exercisable, all the options granted to such grantee shall, unless the Board shall in its absolute discretion resolve and determine otherwise, continue to be vested and exercisable in accordance with their terms, and in the event that such grantee ceases to be an employee or executive, officer or director of an Affiliate and of the Group other than for the reasons set out in paragraphs 8(I), (J) and (K) below, all the options which were vested and exercisable may only be exercised in whole or in part before the expiration of three months after his ceasing to be an employee or executive, officer or director of an Affiliate and of the Group and all of such options which are not vested or capable of exercise by such grantee shall lapse and determine on the date of cessation of his employment or the date on which he ceases to act as an executive, officer or director of an Affiliate and of the Group, unless the Board shall in its absolute discretion resolve and determine otherwise.

(I) Rights on Death or Insanity

If, at any time after an offer of the grant of an option has been accepted by a grantee, the grantee dies or becomes insane, other than in circumstances where a grantee who is an employee would have ceased employment on the grounds that he is guilty of serious misconduct but for his death or insanity, then (subject to paragraphs 8(L), (M), (N) and (P) below), all of his options which immediately prior to the death or insanity were exercisable may only be exercised in whole or in part by his legal representatives or receiver before the earlier of:

(a) the expiration of 12 months after his death or the date of the receiving order; or

(b) the expiration of the relevant option period(s),

provided however that the Board may in its absolute discretion allow the legal representatives or receiver to exercise the options on such terms and conditions as the Board may determine even if the dead or insane grantee could not have exercised them at the time of death or insanity. Any option not so exercised shall lapse and determine at the end of the said period. Any option which is not vested or exercisable prior to the death or insanity shall lapse and terminate forthwith upon the death or insanity.

(J) Rights on Permanent Disability

If, at any time after an offer of the grant of an option has been accepted by a grantee who is an employee or executive, officer, director or committee member of the Group on the date of grant, the grantee ceases to be an employee or executive, officer or director of the Group or an Affiliate on the grounds of permanent disability (as defined in the Share Option Scheme) on any date prior to the date upon which the options held by him otherwise cease to be exercisable, all the options will continue to be exercisable in accordance with their terms as if such grantee was still an employee or executive, officer or director of the Group or an Affiliate.

(K) Rights on Summary Dismissal

In the event of a grantee who is an employee or executive, officer, director or committee member of the Group on the date of grant ceasing to be an employee or executive, officer or director of the Group or an Affiliate on the grounds of his summary dismissal, all the options, whether exercisable or not, shall lapse and determine forthwith, unless the Board shall in its absolute discretion resolve and determine otherwise.

(L) Rights on Takeover

If a general offer is made to all the holders of Shares (or all such holders other than the offeror and/or any person acting in concert with the offeror) and such offer is, becomes or is declared unconditional after the date of the letter by which an offer of the grant of an option is made but prior to the expiry of the option period, the grantee shall be entitled to exercise the option in whole or in part (to the extent not already exercised), and notwithstanding that it may not otherwise have been exercisable, at any time before the earlier of (i) the expiry of the option period and (ii) the date falling one month after the date on which the offer is, becomes or is declared unconditional.

(M) Rights on Winding-Up

In the event of an effective resolution being passed for the members' voluntary winding-up of the Company or if an order is made for the compulsory winding-up of the Company on any date prior to the date of expiry of the option period, notice thereof shall be given by the Company to grantees with options outstanding in full or in part at such date. If a grantee immediately prior to such event had any outstanding option which had not been fully exercised, the grantee may by notice in writing to the Company within 30 days after the date of such resolution or order elect to be treated as if the option had been exercised in whole or in part immediately before the passing of such resolution or the making of such order, and notwithstanding that it may not otherwise have been exercisable, and shall accordingly be entitled to receive out of the assets available in the winding-up such sum or other distribution as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the subscription price which would otherwise have been payable in respect thereof.

(N) Rights on Compromise or Arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purpose of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company, the Company shall give notice thereof to the grantees who have options outstanding at the same time as it despatches notices to all members or creditors of the Company summoning the meeting to consider such a compromise or arrangement and thereupon:

(a) as the Board determines at its discretion, each grantee whose options are not otherwise exercisable at that time (1) may accept an offer of new options granted in substitution for options held by such grantee, subject to the auditors from time to time of the Company certifying that the terms of the new options are fair and reasonable as regards the grantee or (2) may until the expiry of the earliest of (i) the option period, (ii) the period of two months from the date of such notice and (iii) the date on which such compromise or arrangement is sanctioned by the court, exercise in whole or in part his options; and

(b) each grantee whose options are exercisable at that time may until the expiry of the earliest of (i) the option period, (ii) the period of two months from the date of such notice and (iii) the date on which such compromise or arrangement is sanctioned by the court, exercise in whole or in part his options,

but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. The Company may thereafter require each grantee to transfer or otherwise deal with the Shares issued upon the exercise of options in these circumstances so as to place the grantee in the same position as nearly as would have been the case had such Shares been the subject of such compromise or arrangement. Except insofar as options are exercised or substituted options are accepted by grantees in accordance with the foregoing, all outstanding options shall lapse upon the compromise or arrangement becoming effective.

(O) Changes in Capitalisation and Reorganisation

In the event there is a change in the capital structure of the Company, whether through a consolidation, subdivision or a reduction of share capital, capitalisation of profits or reserves or issue of Shares by way of rights, such corresponding alterations (if any) shall be made in:

(a) the aggregate number of Shares available for the grant of options;

(b) the number of Shares subject to outstanding options and the subscription price of each outstanding option; and/or

(c) the securities to which the option relates,

as the auditors from time to time of the Company (acting as experts and not as arbitrators and absent fraud or manifest error whose decision shall be final and binding) shall at the request of the Company certify in writing generally or as regards a particular grantee to be in their opinion fair and reasonable, provided that any such alterations shall be made on the basis that (i) the aggregate percentage of the issued share capital of the Company available for the grant of options shall remain, as nearly as possible, the same as it was before such change but shall not be greater than the Scheme Limit or the Overall Limit (subject to adjustments), (ii) the number of Shares in respect of which any option has already been granted shall be altered so as to represent, as nearly as possible, the same percentage of the issued share capital of the Company after as before such change, (iii) the aggregate subscription price relating to any option shall not be increased and (iv) no alteration shall be made to the extent that any Share to which an option relates would be issued at less than the nominal value of a Share. The issue of Shares or other securities of the Company as consideration in a transaction shall not be regarded as a circumstance requiring any adjustments referred to above.

(P) Lapse of Option

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(a) the date of expiry of the option period;

(b) the expiry of any of the periods referred to in paragraphs 8(G), (H), (I), (L), (M) and (N) above;

(c) (subject to paragraph 8(M) above) the date of the commencement of the winding-up of the Company (as determined by applicable law);

(d) subject to paragraphs 8(G), (H), (I) and (J) above, the date on which the grantee who is an employee or executive, officer, director or committee member of the Group at the date of grant ceases to be an employee or executive, officer or director of the Group and of an Affiliate; and

(e) the date on which the grantee commits or permits a breach of paragraph 8(F) above or any material breach of any of the terms of the offer of the grant of an option, the Share Option Scheme or option.

(Q) Cancellation of Options Granted But Not Exercised

Options granted but not exercised may not be cancelled without the consent of the relevant grantees thereof and any new options issued to the same grantee in replacement of options cancelled may only be issued under the Share Option Scheme (or the Other Schemes and Plans) to the extent unissued options (excluding the cancelled options) are available for issue, within the limits prescribed in paragraph 8(D) above.

(R) Grant of Options to Connected Persons

The independent non-executive Directors (not being the independent non-executive Director who is, or whose Associate is, a grantee) will be required to approve each grant of options to any Director, chief executive or substantial shareholder of the Company or any of their respective Associates.

If a grant of an option to a substantial shareholder or an independent non-executive Director of the Company or to any of their respective Associates would result in the total number of Shares issued and to be issued upon the exercise of the options granted and to be granted under the Share Option Scheme and the Other Schemes and Plans (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of grant of such option:

(a) representing in aggregate over 0.1% of the Shares in issue from time to time; and

(b) having an aggregate value, based on the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on each date of grant, in excess of HK$5,000,000,

such further grant of options shall be approved by the shareholders of the Company in general meeting voting by way of a poll. The Company shall send a circular to the shareholders of the Company containing the information required by the Listing Rules. All connected persons of the Company shall abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular.

(S) Period of Share Option Scheme

The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Shares on the Stock Exchange, after which time no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in force.

(T) Amendments and Termination of the Share Option Scheme

The Board may from time to time in its absolute discretion waive, modify or amend any of the provisions of the Share Option Scheme as it deems desirable, provided that, except with the prior approval of the shareholders of the Company in general meeting, no alteration shall be made to any of the provisions of the Share Option Scheme relating to, among other things, the purpose of the Share Option Scheme, the definition of "Participant", the matters referred to in paragraphs 8(B), (D), (G), (H), (I), (J) and (K) above and the matters set out in Rule 17.03 of the Listing Rules to the advantage of Participants.

Save as otherwise provided in the terms of the Share Option Scheme, neither an amendment of a material nature to the Share Option Scheme nor any change to the terms of options granted may be made by the Board without the prior approval of the shareholders of the Company in general meeting.

The Company by resolution in general meeting may at any time terminate the operation of the Share Option Scheme before the expiry of the period referred to in paragraph 8(S) above and in such event no further offer shall be made but in all other respects the provisions of the Share Option Scheme shall remain in force. All options granted and accepted prior to such termination shall continue to be valid and exercisable in accordance with their terms and the terms of the Share Option Scheme.

(U) Ranking of Shares

The Shares to be allotted and issued upon the exercise of an option shall be subject to all the provisions of the Memorandum of Association and the Articles of Association from time to time in force and shall rank *pari passu* in all respects with the then existing fully paid Shares in issue on the date of registration and shall entitle the holders to participate in all dividends and other distributions paid or made on or after the date of registration, other than any dividends and other distributions declared or recommended or resolved to be paid or made if the record date thereof shall be on or before the date of registration.

(V) Administration

The Share Option Scheme shall be administered by the Board and the Board shall, subject to the provisions of the Share Option Scheme, so administer it in such manner as it shall in its discretion deem fit.

(W) Present Status of the Share Option Scheme

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon the exercise of options granted under the Share Option Scheme (which, when aggregated with the Shares to be issued upon the exercise of options granted under the Other Schemes and Plans, is restricted to 10% of the relevant class of Shares in issue at the date of listing of the Company). At the date of this prospectus, no options have been granted or agreed to be granted under the Share Option Scheme.

(X) Conditions

The Share Option Scheme shall take effect subject to the Listing Committee granting the listing of, and permission to deal in, the Shares in issue and to be issued under the Share Option Scheme on the Stock Exchange.

9. SHARESAVE PLAN

The principal terms of the Sharesave Plan, which was conditionally approved and adopted by a written resolution of all the shareholders of the Company passed on July 10, 2002, are the same as the terms of the Share Option Scheme except for paragraphs 8(G), (H), (I) and (J) above and the following:

(A) Purpose and Who May Join

The purposes of the Sharesave Plan are to encourage broad-based employee ownership of the Shares, to increase employee awareness and participation in the Share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of our shareholders.

An invitation to submit an application form to apply for the grant of an option under the Sharesave Plan (an "**Invitation**") may be made by the Board to any employee or director of the Group having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme at the date of the Invitation (an "**Eligible Employee**"), such Eligible Employee being selected in the absolute discretion of the Board.

(B) Applications

Applications from Eligible Employees in relation to an Invitation shall only be valid if received by the Company not later than the date specified in the Invitation as the Board may determine, provided that no application shall be valid if received by the Company after the tenth anniversary of the first day of dealings in the Shares on the Stock Exchange or after the Sharesave Plan has been terminated in accordance with its provisions.

(C) Grant of Options

The Board may grant an option to any Eligible Employee who has submitted a valid application form upon the terms set out in the Sharesave Plan, together with a remittance in favour of the Company in respect of the option price of HK$1.00 or an undertaking to pay the option price of HK$1.00 on demand of the Company.

Subject to paragraph 9(F) below, in respect of an option, the number of Shares to which an option relates shall be the maximum number of Shares (rounded down to the next whole number) which can be paid for at the subscription price with moneys equal to the amount of the Savings Contract Repayment due on the Maturity Date under the Savings Contract to be made in connection with the relevant option, provided that no option shall be granted to subscribe for a number of Shares which exceeds any number determined by the Board from time to time for this purpose.

For the purposes of the above, the Savings Contract Repayment on the Maturity Date shall be taken as including interest at an interest rate as may be determined by the Board unless the Board shall have determined, in relation to every option to be granted on the day in question, that it shall be taken as not including such interest.

The amount of the monthly contribution under the Savings Contract to be made in connection with an option shall, subject to the option of the Board to reduce the number of applications for options referred to below, be the amount which the relevant Eligible Employee shall have specified in his application form that he is willing to contribute, which amount shall not be less than 1% and not more than 10% of the Eligible Employee's monthly salary as at the date of application or such other maximum or minimum amounts as may for the time being be permitted by the Board.

If the grant of options on any day would cause the limits on the maximum number of Shares in respect of which options may be granted under the Sharesave Plan to be exceeded, the Board may, at its option, reduce the number of applications for options by reducing the monthly contributions to be made under the Savings Contract as stated in the application forms in a manner which the Board considers fair and reasonable or adopt such other provision for reducing the number of Shares over which options are granted so far as is necessary to ensure that such limits are not exceeded.

No grantee of an outstanding option shall be granted a further option until the first-mentioned option has expired or unless the date of grant of such further option falls in the penultimate month or the month in which the first-mentioned option is due to expire.

For the purposes of the Sharesave Plan:

"**Actual Savings**" means, in respect of a Savings Contract, the aggregate of the actual savings contributions an Eligible Employee has made by the day in question and interest accrued thereon less any amount withdrawn before then;

"**Exercise Period(s)**" means the period(s) during which an option may be exercised during the option period, being (i) the 30 day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, if the last day of that 30 day period is not a business day, such period shall include the first business day immediately thereafter and (ii) the 30 day period (excluding the Maturity Date) immediately after the Maturity Date, if the last day of that 30 day period is not a business day, such period shall include the first business day immediately thereafter, or (iii) such other period(s) as may be determined by the Board;

"**Maturity Date**" means a date determined by the Board prior to the grant of an option being the third anniversary of the date of grant or such other date as determined by the Board;

"**Savings Body**" means BOCHK, unless the Board determines otherwise;

"**Savings Contract**" means a commitment by an Eligible Employee to make a savings contribution to the Savings Body, for such period and on such terms as the Board may specify from time to time;

"**Savings Contract Repayment**" means, in respect of a Savings Contract on any particular day, the aggregate of the savings contributions the Eligible Employee has undertaken to make by the day in question and interest which may be accrued thereon at an interest rate as may be determined by the Board.

(D) Time of Exercise of Options

Subject to the terms of the Sharesave Plan, an option may be exercised in whole or in part during an Exercise Period. No performance targets are required to be achieved by any grantee before an option is capable of being exercised by the grantee.

(E) Exercise of Options

When exercised in an Exercise Period, an option shall be exercised in whole or in part by delivering to the Company:

(a) a written notice, in a form from time to time reasonably specified by the Board, specifying the number of Shares to be subscribed, which notice shall constitute an irrevocable instruction and authorisation by the grantee to the Company, or such other person nominated by it, on behalf of the grantee to execute such documents and generally do all such things as the Company may consider necessary to effect the registration of the Shares to be subscribed in the name of the grantee; and

(b) payment in full of the aggregate subscription price.

Where an option is exercised in an Exercise Period, the total number of Shares which may be subscribed upon the exercise of such option shall not exceed the number of Shares which may be subscribed with the Actual Savings as at the date of exercise.

(F) Rollover of Actual Savings

Unless the Board determines otherwise, a grantee may elect not to exercise the relevant option in whole or in part, but instead use all or part of his Actual Savings at the Maturity Date to apply for further options under the Sharesave Plan in response to the next Invitation to which the relevant grantee is eligible to be granted a further option (the "**Successive Invitation**").

In the application form and Savings Contract in response to a Successive Invitation (the "**Successive Application**"), the grantee shall state the Rollover Amount.

Any option the Board may grant (a "**Successive Option**") in relation to a valid Successive Application shall be granted under the terms of paragraph 9(C) above, save that for the purposes of the second sub-paragraph of paragraph 9(C) above, the Savings Contract Repayment on the Maturity Date of such Successive Option shall be taken as the aggregate of the Rollover Amount and interest thereon (at an interest rate as may be determined by the Board) and any further contributions committed to be made by the Eligible Employee under the relevant Savings Contract and interest thereon at such interest rate, unless the Board shall have determined, in relation to every option to be granted on the day in question, that it shall be taken as not including such interest.

Unless the Board determines otherwise, on the Maturity Date of a Successive Option, a grantee may not use all or any part of the Actual Savings as at the Maturity Date of the Successive Option to apply for further options under the terms of this paragraph.

(G) Rights on Ceasing Employment with an Affiliate of the Group

In the event of a grantee who is an employee or executive, officer or director of the Group on the date of grant ceasing to be an employee or executive, officer or director of the Group, but becoming or remaining an employee or executive, officer or director of an Affiliate on any date prior to the Maturity Date, then (subject to paragraphs 8(L), (M) and (N) above) all the options granted to such grantee shall, unless the Board shall in its absolute discretion resolve and determine otherwise, continue to be vested and exercisable in accordance with their terms, and in the event that such grantee ceases to be an employee or executive, officer or director of the Group and of an Affiliate, other than for the reasons set out in paragraphs 9(H), (I) and (J) below, prior to the Maturity Date, all the options of such grantee shall lapse and determine on the date of cessation of his employment or the date on which he ceases to act as an executive, officer or director of the Group and of an Affiliate, unless the Board shall in its absolute discretion resolve and determine otherwise.

(H) Rights on Death or Insanity

If, at any time after an option has been granted to a grantee, the grantee dies or becomes insane, other than in circumstances where a grantee would have ceased employment on the grounds that he is guilty of serious misconduct but for his death or insanity, then (subject to paragraphs 8(L), (M) and (N) above), all of his options, subject to their terms and conditions and any terms and conditions of the Savings Contract, may be exercised in whole or in part to the extent of the Actual Savings as at the date such grantee ceases to be an employee, executive, officer or director of an Affiliate or of the Group by reason of death or insanity by his legal representatives or receiver during the ensuing Exercise Period(s) within the relevant option period, provided however that the Board may in its absolute discretion allow the legal representatives or receiver to exercise the options on such terms and conditions as the Board may determine even if the dead or insane grantee could not have exercised them at the time of death or insanity. Any option not so exercised shall lapse and determine at the end of the said period.

(I) Rights on Permanent Disability

If, at any time after an option has been granted to a grantee who is an employee or executive, officer or director of the Group on the date of grant, the grantee ceases to be an employee or executive, officer or director of the Group or an Affiliate on the grounds of permanent disability on any date prior to the Maturity Date, then (subject to paragraphs 8(L), (M) and (N) above) all the options of such grantee will continue to be exercisable to the extent of the Actual Savings as at the date such grantee ceases to be an employee, executive, officer or director of the Group or of an Affiliate by reason of such permanent disability in accordance with their terms and those of the relevant Savings Contract as if such grantee were still an employee or executive, officer or director of the Group or an Affiliate.

(J) Rights on Normal Retirement

In the event of a grantee who is an employee or executive, officer or director of the Group on the date of grant ceasing to be an employee or executive, officer or director of the Group or an Affiliate on the grounds of his normal retirement, then (subject to paragraphs 8(L), (M) and (N) above) all the options of such grantee will continue to be exercisable to the extent of the Actual Savings as at the date such grantee ceases to be an employee, executive, officer or director of the Group or of an Affiliate by reason of normal retirement in accordance with their terms and those of the relevant Savings Contract as if such Grantee were still an employee or executive, officer or director of the Group or an Affiliate.

(K) Present Status of the Sharesave Plan

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon the exercise of options granted under the Sharesave Plan (which, when aggregated with the Shares to be issued upon the exercise of options granted under the Share Option Scheme and any other share option schemes and savings-based share option plans of any company in the Group, is restricted to 10% of the relevant class of Shares in issue at the date of listing of the Company). At the date of this prospectus, no options have been granted or agreed to be granted under the Sharesave Plan.

(L) Conditions

The Sharesave Plan shall take effect subject to the Listing Committee granting the listing of, and permission to deal in, the Shares in issue and to be issued under the Sharesave Plan on the Stock Exchange.

10. PRE-LISTING SHARE OPTION SCHEME

The principal terms of the Pre-Listing Share Option Scheme, which has been adopted by the Selling Shareholder, are the same as the terms of the Share Option Scheme except for the following:

(A) Purpose and Who May Join

The purpose of the Pre-Listing Share Option Scheme is to provide the BVI Scheme Participants (as defined below) with the opportunity to acquire proprietary interests in us, to attract and retain the best available personnel, to encourage and motivate BVI Scheme Participants to work towards enhancing our value and the value of the Shares and to allow them to participate in our growth and to align the interests of our shareholders and the BVI Scheme Participants.

The board of directors of the Selling Shareholder (the "**BVI Board**") may, in its absolute discretion, on and subject to the terms of the Pre-Listing Share Option Scheme, offer to grant to any person the BVI Board may select, subject to compliance with applicable laws, being a full-time or part-time employee, executive or officer of the Group or an executive or non-executive director of the Group (a "**BVI Scheme Participant**"), options to purchase certain Shares held by the Selling Shareholder.

(B) Price of Shares

The purchase price for Shares under the Pre-Listing Share Option Scheme shall be determined on the date of grant at the discretion of the BVI Board as an amount per Share which shall not be less than the Offer Price.

(C) Time of Exercise of Options

Subject to the terms of the Pre-Listing Share Option Scheme, an option may be exercised in whole or in part at any time or times (subject to any terms of the offer of the grant of the option including a vesting scale) after the date prescribed by the BVI Board in its absolute discretion and from time to time as is specified in the offer and on or before the termination date prescribed by the BVI Board, but such termination date shall not be more than ten years after the date of grant. No performance targets are required to be achieved by any grantee before an option is capable of being exercised by the grantee except as otherwise imposed by the BVI Board and stated in the relevant letter of offer of the grant of an option.

(D) Exercise of Options

Options shall be exercised in whole or in part by delivering to the Selling Shareholder:

(a) a written notice, in a form from time to time reasonably specified by the BVI Board, specifying the number of Shares to be purchased, which notice shall constitute an irrevocable instruction and authorisation by the grantee to the Selling Shareholder, or such other person nominated by it, on behalf of the grantee to execute such documents and generally do all such things as the Selling Shareholder may consider necessary to effect the registration of the Shares to be purchased in the name of the grantee; and

(b) payment in full of the aggregate purchase price, together with an amount equal to any stamp duty or other tax payable at such time on the transfer of the Shares to be purchased.

An option may not be exercised and shall be deemed as not having been validly exercised unless:

(a) the BVI Board considers that the transfer of Shares pursuant to such exercise would be lawful in all relevant jurisdictions and the BVI Board may require the grantee to provide an opinion from legal counsel from any relevant jurisdiction in a form acceptable to the BVI Board confirming that such exercise would be lawful; and

(b) in a case where, if the option was exercised, the Selling Shareholder would be obliged to (or would suffer a disadvantage if it were not to) account for any tax or stamp duty (in any jurisdiction) for which the grantee in question would be liable by virtue of the exercise of the option (a "**Tax Liability**"), the grantee has either:

(i) made a payment to the Selling Shareholder of an amount at least equal to the Selling Shareholder's estimate of the Tax Liability; or

(ii) entered into arrangements acceptable to the Selling Shareholder to secure that such a payment is made (whether by authorising the sale of some or all of the Shares on his behalf and the payment to the Selling Shareholder of the relevant amount out of the proceeds of sale or otherwise),

provided that if the Shares are transferred as aforesaid without a payment as referred to in sub-paragraph (i) having been made or arrangements as referred to in sub-paragraph (ii) having been entered into, the Selling Shareholder may at its absolute discretion choose to pay for such a Tax Liability on behalf of the grantee and the amount of the Tax Liability so paid shall be treated as a loan to the grantee who has exercised the option which shall be repayable on demand and which, without prejudice to any rights the Selling Shareholder may have against the grantee, the grantee shall be deemed to have authorized the Selling Shareholder, any relevant company in the Group or any relevant substantial shareholder of the Selling Shareholder or any of its Associates to withhold from or set-off any remuneration subsequently payable to that grantee (to the extent permitted by law).

(E) Present Status of the Pre-Listing Share Option Scheme

As at the date of this prospectus, the Selling Shareholder has granted options to nine Directors and approximately 60 senior management personnel of BOCHK, including the directors (except the independent non-executive directors), senior management and senior management personnel and those of Nanyang, Chiyu and BOC-CC at the same levels. The Selling Shareholder has granted options, conditional on the granting by the Listing Committee of the listing of, and permission to deal in, the Shares in issue on the Stock Exchange, to purchase an aggregate of 31,132,600 Shares, which represents less than 0.3% of our issued share capital at the date of the Global Offering at the Offer Price. None of these options may be exercised within one year from the date on which dealings in the Shares commence on the Stock Exchange. These options have a vesting period of four years (25% of the number of Shares subject to such options will vest at the end of each year) from the date on which dealings in the Shares commence on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the Shares commence on the Stock Exchange.

Particulars of the options granted to the Directors and senior management personnel are set out below:

Name of Grantee	Number of underlying Shares in respect of which options were granted
LIU Mingkang	1,735,200
SUN Changji	1,590,600
LIU Jinbao	1,735,200
PING Yue	1,446,000
HUA Qingshan	1,446,000
LI Zaohang	1,446,000
HE Guangbei	1,446,000
ZHOU Zaiqun	1,446,000
ZHANG Yanling	1,446,000
	13,737,000
Senior Management Personnel	17,395,600
Total	**31,132,600**

11. OTHER INFORMATION

(A) Litigation

Save as disclosed in this prospectus, neither we nor any of our subsidiaries is involved in any litigation, arbitration or claim of material importance and, so far as we are aware, no litigation, arbitration or claim of material importance is pending or threatened against us or any of our subsidiaries.

(B) Joint Sponsors

The Joint Sponsors have made an application on our behalf to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares in issue and the Shares to be issued upon the exercise of options granted under the Share Option Scheme and the Sharesave Plan.

All necessary arrangements have been made enabling the securities to be admitted into CCASS.

(C) Expenses

The aggregate commissions and estimated expenses payable by the Selling Shareholder in respect of the Global Offering, including a portion of the expenses of the Hong Kong Underwriters and the International Purchasers, are estimated to amount to approximately HK$1,071 million (assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$9.50 per Offer Share, being the maximum Offer Price).

The preliminary expenses of the Company are HK$52,107 and are payable by the Company.

(D) Consents and Qualifications of Experts

BOCI Asia, Goldman Sachs (Asia) L.L.C. and UBS Warburg Asia Limited, as the Joint Sponsors, PricewaterhouseCoopers, as our auditors and independent reporting accountants, Chesterton Petty Limited, as our property valuer, Jones Lang LaSalle, as a property valuer, and

Jun He Law Offices, as our PRC legal advisers, have given and have not withdrawn their respective written consents to the issue of this prospectus with the inclusion of their reports and/or letters and/or valuation certificates and/or the references to their names included herein in the form and context in which they are respectively included.

The qualifications of the parties who have given opinions in this prospectus are as follows:

Name	Qualifications
BOCI Asia	Registered securities dealer under the Securities Ordinance
Goldman Sachs (Asia) L.L.C.	Registered investment adviser under the Securities Ordinance
UBS Warburg Asia Limited	Registered investment adviser under the Securities Ordinance
PricewaterhouseCoopers	Certified public accountants
Chesterton Petty Limited	International Property Consultants
Jones Lang LaSalle	Property Consultants
Jun He Law Offices	PRC lawyers approved by the relevant authorities in the PRC to advise on securities matters

(E) Taxation of Holders of Shares

The sale, purchase and transfer of Shares are subject to Hong Kong stamp duty, the current rate of which is HK$2.00 for every HK$1,000 (or part thereof) of the consideration or, if higher, the fair value of the Shares being sold or transferred.

The Hong Kong Offer Shares are Hong Kong property for the purpose of the Estate Duty Ordinance. Accordingly, Hong Kong estate duty may be payable in respect thereof on the death of an owner of Shares.

(F) Tax and Estate Duty

Conditional upon completion of the Global Offering, BOC and the Selling Shareholder have given, pursuant to the Deed of Indemnity, joint and several indemnities in connection with, among other things, any liability for Hong Kong estate duty by reason of any transfer of property (within the meaning of Section 35 of the Estate Duty Ordinance) to any member of the Group made or deemed to have been made on or before the date of completion of the Global Offering and any tax liabilities of the Group arising on or before the date of completion of the Global Offering, except in certain circumstances as set out in the section headed "Bank of China and Its Relationship with Us — The Global Offering — Indemnities".

(G) Promoter

The promoter of the Company is BOC, which is a state-owned enterprise established under the laws of the PRC.

Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, securities or other benefit has been paid, allotted or given, or proposed to be paid, allotted or given, to the promoter in connection with the Global Offering or the related party transactions described in this prospectus.

(H) Miscellaneous

(a) Save as disclosed in this prospectus:

(i) within the two years immediately preceding the date of this prospectus, neither we nor any of our subsidiaries have issued or agreed to issue any share or loan capital fully or partly paid either for cash or for a consideration other than cash;

(ii) none of our share or loan capital or the share or loan capital of any of our subsidiaries is under option or is agreed conditionally or unconditionally to be put under option; and

(iii) none of our equity or debt securities is listed or dealt with in any other stock exchange nor is any listing or permission to deal being or proposed to be sought.

(b) Neither we nor any of our subsidiaries have issued or agreed to issue any founder shares, management shares or deferred shares.

(c) We have no outstanding convertible debt securities.

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/establishment	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
BOCHK	Hong Kong October 16, 1964	Ordinary shares HK$43,042,840,858	100%	Banking business
Indirectly held:				
Nanyang	Hong Kong February 2, 1948	Ordinary shares HK$600,000,000	100%	Banking business
Chiyu	Hong Kong April 24, 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC-CC	Hong Kong September 9, 1980	Ordinary shares HK$100,000,000	100%	Credit card services
Arene Trading Limited	Hong Kong August 22, 1978	Ordinary shares HK$500,000	100%	Property holding
Attempt Fit Enterprises Limited	Hong Kong March 30, 1993	Ordinary shares HK$10,000	100%	Property holding
Bank of China (Hong Kong) Nominees Limited	Hong Kong October 1, 1985	Ordinary shares HK$2	100%	Nominee services
Bank of China (Hong Kong) Trustees Limited	Hong Kong November 6, 1987	Ordinary shares HK$3,000,000	100%	Trustee services
BOC Computer (Shenzhen) Software Centre	PRC April 16, 1990	Registered capital HK$70,000,000	100%	Development of software
BOC Group Trustee	Hong Kong December 1, 1997	Ordinary shares HK$200,000,000	64.2%	Trustee services
BOC Travel Services Limited	Hong Kong August 24, 1982	Ordinary shares HK$2,000,000	100%	Travel services
BOCI-Prudential Trustee	Hong Kong October 11, 1999	Ordinary shares HK$300,000,000	41.1%	Trustee services
Champion Leader International Limited	Hong Kong January 19, 1998	Ordinary shares HK$2	100%	Club management
Che Hsing (Nominees) Limited	Hong Kong April 23, 1980	Ordinary shares HK$10,000	100%	Nominee services
Chiyu Banking Corporation (Nominees) Limited[1]	Hong Kong November 3, 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong April 9, 1980	Ordinary shares HK$200	100%	Property holding
Dwell Bay Limited	Hong Kong December 19, 1980	Ordinary shares HK$100,000	100%	Property holding

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Eversound	Hong Kong September 15, 1992	Ordinary shares HK$1,000,000	97.52%	Property holding
Excellent Way Properties Limited	Hong Kong December 17, 1992	Ordinary shares HK$10,000	100%	Property holding
Fortune Holds Development Limited	Hong Kong January 22, 1997	Ordinary shares HK$10,000	100%	Property holding
Glister Company Limited[1]	Hong Kong March 26, 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited[1]	Hong Kong May 4, 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited[1]	Hong Kong May 4, 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.	PRC September 24, 1993	Registered capital HK$40,000,000	100%	Microfilm services
Hua Chiao Commercial (Nominees) Limited	Hong Kong October 28, 1986	Ordinary shares HK$10,000	100%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong March 30, 1979	Ordinary shares HK$225,000,000	100%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong May 15, 1981	Ordinary shares HK$6,000	100%	Property and investment holding
Kincheng (Nominees) Limited	Hong Kong December 12, 1980	Ordinary shares HK$100,000	100%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong November 9, 1963	Ordinary shares HK$2,000,000	100%	Property investment
Kwong Li Nam Investment Agency Limited	Hong Kong May 25, 1984	Ordinary shares HK$3,050,000	100%	Investment agency
Mellow Trading Limited	Hong Kong February 20, 1976	Ordinary shares HK$3	100%	Re-financing services
Nan Song Company, Limited	Hong Kong April 13, 1965	Ordinary shares HK$1,000,000	100%	Property investment and investment holding
Nanyang Commercial Bank (Nominees) Limited	Hong Kong August 22, 1980	Ordinary shares HK$50,000	100%	Nominee services
Nanyang Commercial Bank Trustee Limited	Hong Kong October 22, 1976	Ordinary shares HK$3,000,000	100%	Trustee services
Nanyang Finance Company, Limited	Hong Kong March 16, 1979	Ordinary shares HK$50,000,000	100%	Financial services

Name of company	Country / place and date of incorporation / establishment	Issued and fully paid up share capital / registered capital	Percentage of attributable equity interest	Principal activities
Own More Investments Limited	Hong Kong June 3, 1987	Ordinary shares HK$2	100%	Corporate services
Pacific Trend Profits Corporation(1)	British Virgin Islands April 20, 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited	Hong Kong August 18, 1970	Ordinary shares HK$1,000,000	100%	Property investment
Perento Limited	Hong Kong September 27, 1983	Ordinary shares HK$10,000	100%	Property investment
Po Hay Enterprises Limited	Hong Kong October 2, 1979	Ordinary shares HK$100,000	100%	Property holding
Po Sang Financial Investment Services Company Limited	Hong Kong September 23, 1980	Ordinary shares HK$25,000,000	100%	Gold trader
Po Sang Futures Limited	Hong Kong October 19, 1993	Ordinary shares HK$25,000,000	100%	Commodities brokerage
Po Sang (Nominees) Limited	Hong Kong April 29, 1993	Ordinary shares HK$10,000	100%	Nominee and financial related services
Prosper Glory Limited	Hong Kong May 14, 2001	Ordinary shares HK$2,000	100%	Pledge holding
Rams City (Nominees) Limited	Hong Kong May 2, 1986	Ordinary shares HK$2,000,000	100%	Nominee services
Rams City Trustee Limited	Hong Kong April 16, 1981	Ordinary shares HK$14,300,000	100%	Trustee services
Sanicon Investment Limited	Hong Kong January 24, 2000	Ordinary shares HK$2	100%	Investment holding
Seng Sun Development Company, Limited(1)	Hong Kong December 11, 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Seng Sun Development (Xiamen) Co., Ltd.(1)	PRC April 17, 1993	Registered capital US$5,000,000	70.49%	Property development and investment
Shenstone Limited	Hong Kong September 4, 1979	Ordinary shares HK$2	100%	Property holding
Shenyin Storage (Shenzhen) Co., Ltd.	PRC May 26, 1993	Registered capital HK$40,000,000	100%	Storage services
Sin Chiao	Hong Kong September 13, 1961	Ordinary shares HK$3,000,000	100%	Property investment and leasing
Sin Hua Trustee Limited	Hong Kong October 27, 1978	Ordinary shares HK$3,000,000	100%	Trustee services

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Sin Mei (Nominee) Limited	Hong Kong April 27, 1982	Ordinary shares HK$100,000	100%	Nominee services
Sin Yeh Shing Company Limited	Hong Kong November 28, 1980	Ordinary shares HK$100,000	100%	Property holding and leasing
Sino Information Services Company Limited	Hong Kong February 11, 1993	Ordinary shares HK$7,000,000	100%	Information services
The China — South Sea (Nominees) Services Limited	Hong Kong February 13, 1981	Ordinary shares HK$100,000	100%	Nominee services
The China — South Sea Trustee Limited	Hong Kong May 15, 1979	Ordinary shares HK$3,000,000	100%	Trustee services
The China State (Nominees) Limited	Hong Kong May 14, 1982	Ordinary shares HK$100,000	100%	Nominee services
The China State Trustee Limited	Hong Kong July 17, 1981	Ordinary shares HK$3,000,000	100%	Trustee services
Track Link Investment Limited	Hong Kong February 8, 1994	Ordinary shares HK$2	100%	Property holding
The Yien Yieh Finance Company Limited	Hong Kong March 27, 1979	Ordinary shares HK$25,000,000	100%	Loan financing
Yien Yieh (Nominee) Limited	Hong Kong June 26, 2001	Ordinary shares HK$2,000	100%	Nominee services

(1) Wholly owned subsidiary of Chiyu.

Our subsidiaries which are incorporated in Hong Kong are private companies, other than those subsidiaries whose principal activities are the provision of trustee services, which are public companies. Our subsidiaries which are incorporated outside Hong Kong have substantially the same characteristics of a Hong Kong private company.

1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were:

(a) a copy of each of the **WHITE**, **BLUE**, **YELLOW** and **PINK** Application Forms;

(b) the written consents referred to in the section headed "Other Information — Consents and Qualifications of Experts" in Appendix VI;

(c) a copy of each of the material contracts (subject to the removal of certain confidential information in the Deeds of Trust and Indemnity, the 2002 Sale Agreement and the Loan Deed) referred to in the section headed "Further Information About the Business — Summary of Material Contracts" in Appendix VI;

(d) a list containing the name, address and a description of the Selling Shareholder; and

(e) the statement of adjustments to the Accountants' Report prepared by PricewaterhouseCoopers.

2. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Clifford Chance at 29th Floor, Jardine House, One Connaught Place, Central, Hong Kong during normal business hours up to and including July 29, 2002:

(a) the Memorandum of Association and the Articles of Association;

(b) the Accountants' Report prepared by PricewaterhouseCoopers, the text of which is set out in Appendix I;

(c) the statement of adjustments to the Accountants' Report prepared by PricewaterhouseCoopers;

(d) the letters relating to the profit forecast, the texts of which are set out in Appendix III;

(e) the letter and valuation certificates relating to our property interests prepared by Chesterton Petty Limited, the texts of which are set out in Appendix IV, and the full valuation report (in English and in Chinese) prepared by Chesterton Petty Limited referred to in the section headed "Business — Properties";

(f) the written consents referred to in the section headed "Other Information — Consents and Qualifications of Experts" in Appendix VI;

(g) the material contracts referred to in the section headed "Further Information About the Business — Summary of Material Contracts" in Appendix VI;

(h) the rules of the Share Option Scheme;

(i) the rules of the Sharesave Plan;

(j) the rules of the Pre-Listing Share Option Scheme; and

(k) the service agreement referred to in the section headed "Disclosure of Interests — Particulars of Service Agreement" in Appendix VI.


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED